As filed with the Securities and Exchange Commission on June 1, 2026
1933 Act File
No.
333-236203
1940 Act File
No.
811-22933

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
N-2
REGISTRATION STATEMENT
UNDER

SECURITIES ACT OF 1933	☒

Pre-Effective Amendment	☐

Post-Effective Amendment No. 12	☒
and/or
REGISTRATION STATEMENT
UNDER

INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 36	☒
(Check appropriate box or boxes)

Apollo Diversified Real Estate Fund
(Exact Name of Registrant as Specified in Charter)

Apollo Global Management, Inc.
9 West 57th Street,
New York
New York
10019
(Address of Principal Executive Offices)
212
-
515-3200
(Registrant’s Telephone Number, including Area Code)
Copies of information to:
Ryan P. Brizek, Esq.
Debra Sutter, Esq.
Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington
,
D.C
.
20001

Approximate
date
of proposed public offering:
As soon as practicable after the effective date of this registration statement
.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒
Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐
Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐
Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐	when declared effective pursuant to Section 8(c) of the Securities Act

The	following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

☐	immediately upon filing pursuant to paragraph (b)

☒	on June 2, 2026 pursuant to paragraph (b)

☐	60 days after filing pursuant to paragraph (a)

☐	on pursuant to paragraph (a)
If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐
This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:     .

☐
This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:     .

☐
This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act r egis
tration statement number of the earlier effective registration statement for the same offering is:     .

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).

☐
If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

PROSPECTUS
June 2, 2026

Apollo Diversified Real Estate Fund
Class A Shares (GIREX), Class C Shares (GCREX) and Class L Shares (GLREX) of Beneficial Interest
$2,500 minimum purchase for regular accounts
$1,000 minimum purchase for retirement plan accounts
Class I Shares (GRIFX) of Beneficial Interest
$1,000,000 minimum purchase

Apollo Diversified Real Estate Fund (the “Fund”) is a continuously offered, diversified, closed-end
management i
nv
estment company that is operated as an interval fund.
This prospectus concisely provides the information that a prospective investor should know about the Fund before i nv
esting. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including the Fund’s Class A, Class C, Class I and Class L Statement of Additional Information (“SAI”) dated June 2, 2026, has been filed with the U.S. Securities and Exchange Commission (“SEC”). The SAI is available upon request and without charge by writing the Fund at Apollo Diversified Real Estate Fund, c/o SS&C, Inc., P.O. Box 219133, Kansas City, MO 64121-9133, or for overnight mail 801 Pennsylvania Ave., Suite 219133, Kansas City, MO 64105-1307, or by calling toll-free
1-888-926-2688.
The table of contents of the SAI appears on page 111 of this prospectus. You may request the Fund’s SAI, annual and semi-annual reports, and other information about the Fund or make shareholder inquiries by calling
1-888-926-2688
or by visiting https://www.apollo.com/adref. The SAI, material incorporated by reference and other information about the Fund, is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective shareholders and is not intended to be an active link.
Investment Objective.
The Fund’s investment objective is to generate a total return comprised of both current income and capital appreciation with moderate volatility and low correlation to the broader markets.
Summary of Investment Strategy.
The Fund pursues its investment objective through a multi-strategy approach, investing across both private and public real estate-related markets. With access to the broad spectrum of Apollo’s real estate platform, the Fund employs a dynamic and flexible asset allocation process, investing across a range of real estate-related assets, including but not limited to Apollo-originated hybrid credit investments, Apollo-originated equity investments, secondaries and other private investments and public securities. The Fund’s allocation across each of these investment mandates may vary from time to time.
Risks.
Investing in the Fund involves a high degree of risk.
In particular:

•	The Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Fund and should be viewed as a long-term investment.

•
The Fund is not listed on any securities exchange. The Fund intends to provide limited liquidity through quarterly offers to repurchase a limited amount of the Fund’s shares (at least 5% of shares outstanding); however, there is no guarantee that an investor will be able to sell all the shares that the investor desires to sell in the repurchase offer.

•
The Fund will ordinarily pay distributions, if any, once a quarter; however, the amount of distributions that the Fund may pay is uncertain and there is no assurance distributions paid by the Fund will be maintained at the targeted level. Effective October 1, 2026, the Fund’s distribution policy has been amended to change the frequency of distributions to shareholders from quarterly to semi-annual. If the Fund is unable to distribute all of its investment company taxable income and net capital gains, the Fund itself may be subject to U.S. federal income and excise tax.

•	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as a return of capital and borrowings.

•
Investors will pay offering expenses and, with regard to those share classes that impose a front-end
sales load, a sales load of up to 5.75%. You will have to receive a total return at least in excess of these expenses to receive an actual return on your investment.

•	Shareholders should note that a return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.
The Adviser and
Sub-Adviser.
The Fund’s investment adviser is Apollo Real Estate Fund Adviser, LLC (the “Adviser”), a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is an affiliate of Apollo Global Management, Inc. and its consolidated subsidiaries (“Apollo”). Apollo is a longstanding and leading global alternative asset manager with approximately $1.03 trillion of assets under management as of March 31, 2026. The Adviser has engaged Aon Investments USA Inc. (“Aon Investments” or the
“Sub-Adviser”),
an indirect wholly-owned subsidiary of Aon plc and a registered investment adviser under the Advisers Act, to provide ongoing research, opinions and recommendations to the portion of the Fund’s investment portfolio that is allocated to private, institutional real estate investment funds managed by institutional investment managers. Aon Investments had approximately $150.9 billion in assets under management in the U.S. as of December 31, 2025.
Securities Offered.
The Fund engages in a continuous offering of shares of beneficial interest of the Fund. Class A shares, Class C shares, Class I shares and Class L shares are offered by this prospectus. The Fund is authorized as a Delaware statutory trust to issue an unlimited number of shares. During this continuous offering, the Fund is offering to sell, through ALPS Distributors, Inc. (the “Distributor”), under the terms of this prospectus, an unlimited number of shares of beneficial interest, at net asset value plus any applicable sales load. The maximum sales load is 5.75% of the amount invested for Class A shares and 4.25% of the amount invested for Class L shares, while Class C shares and Class I shares are not subject to a sales load. In addition, certain institutions (including banks, trust companies, brokers and investment advisers) may be authorized to accept, on behalf of the Fund, purchase and exchange orders and repurchase requests placed by or on behalf of their customers, and if approved by the Fund, may designate other financial intermediaries to accept such orders. As of May 15, 2026, the Fund’s net asset value per share was $24.47 for Class A shares, $22.56 for Class C shares, $25.15 for Class I shares and $23.98 for Class L shares. As of May 15, 2026, there were 16,015,900 Class A shares outstanding, 12,951,182 Class C shares outstanding, 65,687,558 Class I shares outstanding, and 2,696,326 Class L shares outstanding. The minimum initial investment by a shareholder for Class A shares, Class C shares and Class L shares is $2,500 for regular accounts and $1,000 for retirement plan accounts. Subsequent investments in Class A shares, Class C shares and Class L shares may be made with at least $100 for regular accounts and $50 for retirement plan accounts. The minimum initial investment for Class I shares is $1,000,000, while subsequent investments may be made with $100. The Fund reserves the right to waive investment minimums. The Fund offers Class M shares by a separate prospectus. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares but will use its best efforts to solicit orders for the sale of the shares. Monies received will be invested promptly and no arrangements have been made to place such monies in an escrow, trust or similar account. See “Plan of Distribution.”
Class A shares:

Offering Price	Maximum Sales Load	Proceeds to the Fund
Current net asset value (“NAV”) plus sales load	5.75%	$ amount invested at current NAV less applicable sales load

Class C shares:

Offering Price	Maximum Sales Load	Proceeds to the Fund
Current NAV	None	$ amount invested at current NAV
Class I shares:

Offering Price	Maximum Sales Load	Proceeds to the Fund
Current NAV	None	$ amount invested at current NAV
Class L shares:

Offering Price	Maximum Sales Load	Proceeds to the Fund
Current NAV plus sales load	4.25%	$ amount invested at current NAV less applicable sales load
The shares have no history of public trading, nor is it intended that the shares will be listed on a public exchange at this time. No secondary market is expected to develop for the Fund’s shares. Liquidity for the Fund’s shares will be provided only through quarterly repurchase offers for no less than 5% of the Fund’s shares at net asset value, and there is no guarantee that an investor will be able to sell all the shares that the investor desires to sell in the repurchase offer. Due to these restrictions, an investor should consider an investment in the Fund to be of limited liquidity. Investing in the Fund’s shares involves substantial risks, including the risks associated with leverage. See “Risk Factors” below in this prospectus.
ALPS Distributors, Inc. (the “Distributor”) acts as principal underwriter for the Fund’s Shares and serves in that capacity on a reasonable best efforts basis, subject to various conditions. The principal business address of the Distributor is 1290 Broadway, Suite 1000, Denver, CO 80203.
Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

i

PROSPECTUS SUMMARY
This summary does not contain all of the information that you should consider before investing in the shares. You should review the more detailed information contained or incorporated by reference in this prospectus and in the SAI, particularly the information set forth under the heading “Risk Factors.”
The Fund
Apollo Diversified Real Estate Fund is a continuously offered, diversified, closed-end
management investment company. The Fund is an interval fund that will provide limited liquidity by offering to make quarterly repurchases of each class of shares at that class of shares’ net asset value, which will be calculated on a daily basis. See “Quarterly Repurchases of Shares” and “Determination of Net Asset Value.”
Investment Objective and Policies
The Fund’s investment objective is to generate a total return comprised of both current income and capital app
reciation with moderate volatility and low correlation to the broader markets.
The Fund pursues its investment objective through a multi-strategy approach, investing across both private and public real estate-related markets. With access to the broad spectrum of Apollo’s real estate platform, the Fund employs a dynamic and flexible asset allocation process, investing across a range of real estate-related assets, including but not limited to Apollo-originated hybrid credit investments, Apollo-originated equity investments, secondaries and other private investments and public securities. The Fund’s allocation across each of these investment mandates may vary from time to time.

•
Apollo-Originated Hybrid Credit Investments
. Apollo-originated hybrid credit investments targeting the real estate industry and related opportunities, including real assets and other asset-backed businesses through, but not limited to, whole loans, mezzanine, preferred equity and structured credit, secured by hard assets or contracted cash flows.

•	Apollo-Originated Equity Investments . Apollo-originated equity investments targeting the real estate industry and related opportunities, including real assets and other asset-backed businesses.

•
Secondaries and Other Private Investments
. Private investments in third-party funds and secondaries across real estate-related industries, including traditional real estate, real assets and other asset-backed opportunities.

•	Public Securities . Total return-oriented public markets portfolio across listed real estate, real assets, asset-backed securities and liquid real estate credit.
The Fund executes its investment strategy primarily by seeking to invest in a diversified portfolio of high-conviction debt and equity investments in both private and public real estate securities. The Fund’s investments in real estate securities may be secured by hard assets, which are physical assets with secondary resale value, including inventory, machinery, equipment, land, infrastructure, and certain energy generation assets, among other things, and assets with long-term contracted cash flows. The Fund’s investments in real estate securities may be newly originated, including by Apollo, or purchased in privately negotiated transactions on the secondary markets.
In certain circumstances or market environments, the Fund may reduce its investment in real estate securities and hold a larger position in cash or cash equivalents. The Fund concentrates investments in the real estate industry, meaning that under normal circumstances, it invests over 25% of its assets in real estate securities.
Under normal circumstances, at least 80% of the Fund’s net assets plus borrowings for investment purposes will be invested in real estate securities. The Fund defines “real estate securities” to include Real Estate Debt Investments (as defined below) and Real Estate Equity Investments (as defined below) (together, “Real Estate Investments”).

“Real Estate Debt Investments” includes debt investments, including, but not limited to, (i) fixed income securities of any credit quality, maturity or duration (including high-yield (“junk”) debt and non-convertible
secured or unsecured debt), floating rate securities (including, but not limited to, senior loans or structured credit), mezzanine loans,
B-notes
and levered or unlevered loans issued to real estate-related companies and (ii) structured debt products such as commercial mortgage-backed securities (“CMBS”), residential mortgage-backed securities (“RMBS”), collateralized loan obligations (“CLOs”) and other structured products collateralized by real estate, real estate securities or real estate-related companies.
“Real Estate Equity Investments” includes equity and equity-like investments, including, but not limited to, common stock, partnership or similar interests, convertible or non-convertible
preferred stock, and convertible or
non-convertible
secured or unsecured debt issued by: (i) private real estate-related companies, (ii) public real estate-related companies; (iii) private, institutional real estate investment funds managed by institutional investment managers, which are treated as real estate investment trusts (“REITs”) for tax purposes (“Private REITs”); (iv) publicly traded REITs (“Public REITs”); (v) publicly traded real estate operating companies (“Public REOCs”); and (vi) exchange traded funds (“ETFs”), index mutual funds (“Index Funds”) and other investment vehicles such as closed-end
funds, mutual funds and unregistered investment funds that invest principally, directly or indirectly, in real estate, real estate securities or real estate-related companies.
The Fund may invest in real estate securities either directly or indirectly through investment vehicles. Shareholders will pay a pro rata share of asset-based and performance fees associated with the Fund’s underlying investments, including its Private REITs, Public REITs, Public REOCs, ETFs, Index Funds, and other investment vehicles such as closed-end
funds, mutual funds and unregistered investment funds that invest principally, directly or indirectly, in real estate, real estate securities or real estate-related companies (together, the “Portfolio Funds” and each, a “Portfolio Fund”). A select number of Portfolio Funds in which the Fund may invest may charge a performance fee.
The Fund defines “real estate-related companies” as any company which (i) operates within the real estate industry or engages in activities relating to the ownership, construction, financing, management, servicing or sale of real estate; (ii) owns assets in, devotes assets to, or derives value from, real estate, real estate securities or real estate-related businesses (including, but not limited to, asset-backed businesses, such as infrastructure, data centers, wireless towers, development rights, air rights, mineral rights, ground leases, agriculture, recreational facilities, easements, hospitality, transportation and other real assets); or (iii) is a pooled investment vehicle that primarily invests in the foregoing companies or is otherwise designed primarily to provide exposure to real estate assets.
The Fund intends to count the value of any money market funds, cash, other cash equivalents or U.S. Treasury securities with remaining maturities of one year or less that cover unfunded commitments to invest equity in private funds, including Private REITs, or special purpose vehicles controlled by unaffiliated general partners that will acquire real estate securities, in each case that the Fund reasonably expects to be called in the future, as qualifying real estate securities for purposes of its 80% policy.
The Fund may invest in debt securities of any duration, maturity, or credit quality, including high yield securities. The Fund may also invest in issuers in foreign and emerging markets.
The Fund’s real estate industry concentration policy is fundamental and may not be changed without shareholder approval. The SAI contains a list of all of the fundamental and non-fundamental
investment policies of the Fund, under the heading “Investment Objective and Policies.”
Credit Facilities and Securities Lending.
The Fund has entered into secured bank lines of credit through BNP Paribas Prime Brokerage International, Ltd. (“BNP”) (the “BNP Credit Facility”) and Bank of America, n.a. (“Bank of America”, collectively with BNP, the “Banks”) (the “Bank of America Credit Facility”, collectively with the BNP Credit Facility, the “Credit Facilities”) in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and for general corporate purposes of the Fund, subject to the limitations of the Investment Company Act of 1940, as amended (the “1940 Act”).
As collateral for the Credit Facilities, the Fund grants the Banks a first position security interest in and lien on securities of any kind or description held by the Fund in the collateral accounts.
The BNP Credit Facility also permits, subject to certain conditions, BNP to rehypothecate portfolio securities pledged by the Fund up to the amount of the loan balance outstanding. The Fund continues to receive dividends and interest on rehypothecated securities. The Fund also has the right under the BNP Credit Facility to recall the rehypothecated securities from BNP on demand. If BNP fails to deliver the recalled security in a timely manner, the Fund will be compensated by BNP for any fees or losses related to the failed delivery or, in the event a recalled security will not be returned by BNP, the Fund, upon notice to BNP, may reduce the loan balance outstanding by the amount of the recalled security failed to be returned. The Fund may receive a portion of the fees earned by BNP in connection with the rehypothecation of portfolio securities. This rehypothecation provision of the BNP Credit Facility is intended to permit the Fund to reduce the cost of its borrowings under the BNP Credit Facility.
Investment Strategy
The Adviser executes its investment strategy primarily by seeking to invest in a broad portfolio of Real Estate Investments. The Fund may make Real Estate Investments either directly or indirectly. The Fund expects to primarily invest in Real Estate Investments that are originated by Apollo. Utilizing Apollo’s platform, the Adviser engages in a process of sourcing, screening, pricing, reviewing, selecting and monitoring the Real Estate Investments for the Fund with an emphasis on downside protection.
The Fund may also invest in Real Estate Investments through Portfolio Funds managed by unaffiliated asset managers. The Fund may make primary investments in newly formed Portfolio Funds or may invest in Portfolio Funds acquired in privately negotiated investments
(a) from pre-existing investors
in such Portfolio Funds (“Traditional Secondary Investments”), and/or (b) in existing private investments and/or assets of or from a Portfolio Fund(s), often requiring a bespoke structure that may include the creation of new vehicles or securities (“Non-Traditional Secondary
Investments” and, together with Traditional Secondary Investments, “Secondary Investments” or “Secondaries”). With respect to selecting the Portfolio Funds in which the Fund invests, the Adviser considers various inputs, including quantitative and qualitative assessments of the management team and its track record, property evaluation and structure, and other information that is typically not available to an individual investor to capture market upside while mitigating downside risk across varying market conditions.
Under normal circumstances, the Fund may invest, to a lesser extent, in publicly traded securities, such as common and preferred stocks of real estate-related companies, investments in Public REITs, liquid real estate credit investments, structured credit instruments and asset-backed securities, listed real estate and infrastructure, ETFs and Index Funds.
Investment Adviser
The Adviser was formed in August 2013, commenced operations in March 2014 and is registered as an investment adviser with the SEC pursuant to the provisions of the Advisers Act. The Adviser is an affiliate of Apollo. Founded in 1990, Apollo is a high-growth, global alternative asset manager and retirement services provider. Apollo conducts its business primarily in the U.S. through the following three reportable segments: Asset Management, Retirement Services and Principal Investing. These business segments are differentiated based on the investment services they provide as well as varying investing strategies. Through its asset management business, Apollo raises, invests and manages funds, accounts and other vehicles, on behalf of some of the world’s most prominent pension, endowment and sovereign wealth funds and insurance companies, as well as other institutional and individual investors. Apollo’s retirement services business is conducted by Athene Holding Ltd., a leading financial services company that specializes in issuing, reinsuring and acquiring retirement savings products for the increasing number of individuals and institutions seeking to fund retirement needs. As of March 31, 2026, Apollo had total assets under management (“AUM”) of $1.03 trillion.
Sub-Adviser
The Adviser may, from time to time, engage one or more additional investment sub-advisers.
Any
sub-adviser
chosen by the Adviser will be paid a fee by the Adviser, out of the Adviser’s investment advisory fee, based only on the portion of Fund assets allocated to any such sub-adviser
by the Adviser.
The Adviser has engaged Aon Investments USA Inc. (“Aon Investments”), a registered investment adviser under the Advisers Act, to provide ongoing research, opinions and recommendations to the portion of the Fund’s investment portfolio that is allocated to Private REITs. Aon Investments is a leading advisor to corporate and public pension plans, defined contribution plans, union associations, health systems, financial intermediaries, endowments and foundations.
Fees and Expenses
The Adviser is entitled to receive a monthly fee at the annual rate of 1.50% of the Fund’s daily net assets. The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has contractually agreed to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including offering expenses, but excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that such expenses exceed 1.91%, 2.66%, 1.66% and 2.16% per annum of the Fund’s average daily net assets (the “Expense Limitation”) attributable to Class A shares, Class C shares, Class I shares, and Class L shares, respectively. In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain until May 31, 2027, unless and until the Board of Trustees of the Fund (the “Board” or the “Trustees”) approves its modification or termination. The Fund does not anticipate that the Board will terminate the Expense Limitation Agreement during this period. The Expense Limitation Agreement may be terminated only by the Board on sixty (60) days’ written notice to the Adviser. After May 31, 2027, the Expense Limitation Agreement may be renewed at the Adviser’s discretion. See “Management of the Fund.”
Administrator and Accounting Agent
ALPS Fund Services, Inc. (“ALPS”) serves as the Fund’s Administrator and Accounting Agent. See “Management of the Fund.”
Transfer Agent
SS&C Global Investor & Distribution Solutions, Inc. (“SS&C” or “Transfer Agent”) serves as the Fund’s transfer agent. See “Management of the Fund.”
Distribution Fees
Class C shares and Class L shares will pay to the Distributor a distribution fee (the “Distribution Fee”) that will accrue at an annual rate equal to 0.75% of the Fund’s average daily net assets attributable to Class C shares and

0.25% of the Fund’s average daily net assets attributable to Class L shares and is payable on a monthly basis. Class A shares and Class I shares are not subject to a Distribution Fee. See “Plan of Distribution.”
Closed-End
Fund Structure
Closed-end
funds differ from mutual funds in that
closed-end
funds do not typically redeem their shares at the option of the shareholder. Rather, closed-end
fund shares typically trade in the secondary market via a stock exchange. Unlike many closed-end
funds, however, the Fund’s shares will not be listed on a stock exchange. Instead, the Fund will provide limited liquidity to shareholders by offering to repurchase a limited amount of the Fund’s shares (at least 5%) quarterly, which is discussed in more detail below. The Fund, similar to a mutual fund, is subject to continuous asset in-flows,
although not subject to the continuous
out-flows;
see “Quarterly Repurchases of Shares.”
Share Classes
The Fund currently offers five different classes of shares: Class A shares, Class C shares, Class I shares, Class M shares and Class L shares. The Fund began continuously offering its common shares on June 30, 2014. As of May 4, 2015, the Fund simultaneously redesignated its issued and outstanding common shares as Class A shares and created its Class C shares and Class I shares. Class M shares and Class L shares commenced operations on November 17, 2016 and April 25, 2017, respectively. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the purchase restrictions and ongoing fees and expenses for each share class are different. The fees and expenses for the Fund are set forth in “Summary of Fund Expenses.” If an investor has hired an intermediary and is eligible to invest in more than one class of shares, the intermediary may help determine which share class is appropriate for that investor. When selecting a share class, you should consider which share classes are available to you, how much you intend to invest, how long you expect to own shares, and the total costs and expenses associated with a particular share class. The Fund offers Class M shares, which are subject to different sales loads and ongoing fees and expenses, through a separate prospectus.
Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.
Investor Suitability
An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. An investment in the Fund should not be viewed as a complete investment program.
Repurchases of Shares
The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at net asset value, of no less than 5% of the Fund’s shares outstanding. There is no guarantee that shareholders will be able to sell all of the shares they desire to sell in a quarterly repurchase offer, although each shareholder will have the right to require the Fund to purchase at least 5% of such shareholder’s shares in each quarterly repurchase. Liquidity will be provided to shareholders only through the Fund’s quarterly repurchases. See “Quarterly Repurchases of Shares.”

Co-Investments
The Fund, the Adviser and certain affiliates received an exemptive order from the SEC on May 14, 2025 that permits the Fund, among other things, to co-invest
with other funds and accounts managed by the Adviser or its affiliates, subject to certain conditions (the “Order”). Certain types of negotiated co-investments
may be made only in accordance with the Order from the SEC permitting the Fund to do so. Pursuant to the requirements of the Order, the Board, including a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Trustees who are not “interested persons” (as defined in the 1940 Act) of the Fund (the “Independent Trustees”), has approved co-investment
policies and procedures describing how the Fund will comply with the Order. Further, the Adviser has adopted policies and procedures (the “Adviser Allocation Policy”) which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations. Pursuant to the Adviser Allocation Policy, the Fund will be given the opportunity to participate in any investments that fall within certain criteria established by the Adviser. The Fund may determine to participate or not to participate, depending on whether the Adviser determines that the investment is appropriate for the Fund (e.g., based on investment strategy). If the Adviser determines that the investment is not appropriate for the Fund, the investment will not be allocated to the Fund.
Summary of Risks
Investing in the Fund involves risks, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. Therefore, before investing, you should carefully consider the following risks that you assume when you invest in the Fund’s shares. See “Risk Factors.”
Risks Related to an Investment in the Fund
Allocation Risk.
The ability of the Fund to achieve its investment objective depends, in part, on the ability of the Adviser to allocate effectively the Fund’s assets among the instruments in which the Fund invests and, with respect to each such asset class, among equity and fixed income securities. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.
Issuer Risk.
The value of a specific security can perform differently from the market as a whole for reasons related to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s properties and services.
Liquidity Risk.
There currently is no secondary market for the Fund’s shares and the Adviser does not expect that a secondary market will develop. Limited liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the Fund’s shares outstanding at net asset value. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s investments also are subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations.
Management Risk.
The judgments of both the Adviser and
Sub-Adviser
regarding the attractiveness, value and potential appreciation of a particular real estate segment and securities in which the Fund invests may prove to be incorrect and may not produce the desired results.
Repurchase Offers Risks.
The Fund is an interval fund and, in order to provide liquidity to shareholders, the Fund, subject to applicable law, will conduct repurchase offers of the Fund’s outstanding shares at NAV, with the size of the repurchase offer subject to approval of the Board. The Fund has in the past received, and may in the future receive, repurchase requests that exceed the limits of a quarterly repurchase offer, and the Fund has in the past repurchased less than the full amount of shares requested, resulting in the repurchase of shares on a pro rata basis. The Fund believes that these repurchase offers are generally beneficial to the Fund’s shareholders, and repurchases generally will be funded from available cash, cash from the sale of shares or sales of portfolio securities. However, repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance.
General Market Conditions Risk.
Various sectors of the global financial markets have been experiencing an extended period of adverse conditions. Market uncertainty has increased dramatically, particularly in the United States and Europe, and adverse market conditions have expanded to other markets. These conditions have resulted in disruption of the global credit markets, periods of reduced liquidity, greater volatility, general volatility of credit spreads, an acute contraction in the availability of credit and a lack of price transparency. These volatile and often difficult global credit market conditions have episodically adversely affected the market values of equity, fixed-income and other securities and this volatility may continue and conditions could even deteriorate further. Some of the largest banks and companies across many sectors of the economy in the United States and Europe have declared bankruptcy, entered into insolvency, administration or similar proceedings, been nationalized by government authorities, and/or agreed to merge with or be acquired by other banks or companies that had been considered their peers. The long-term impact of these events is uncertain, but could continue to have a material effect on general economic conditions, consumer and business confidence and market liquidity.
Failure of Financial Institutions and Sustained Financial Market Illiquidity.
The failure of certain financial institutions, namely banks, may increase the possibility of a sustained deterioration of financial market liquidity, or illiquidity at clearing, cash management and/or custodial financial institutions. The failure of a bank (or banks) with which the Fund and/or the Fund’s underlying investments have a commercial relationship could adversely affect, among other things, the Fund and/or the Fund’s underlying investments’ ability to pursue key strategic initiatives, including by affecting the Fund’s ability to borrow from financial institutions on favorable terms.
Market Disruptions Risk.
The Fund may incur major losses in the event of market disruptions and other extraordinary events in which historical pricing relationships become materially distorted. The risk of loss from pricing distortions is compounded by the fact that in disrupted markets many positions become illiquid, making it difficult or impossible to close out positions against which the markets are moving. Market disruptions caused by unexpected political, military and terrorist events may from time to time cause dramatic losses for the Fund and such events can result in otherwise historically low-risk
strategies performing with unprecedented volatility and risk.
Trade Negotiations and Related Government Actions.
In recent years, the U.S. government has indicated its intent to alter its approach to international trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements and treaties with foreign countries, and has made proposals and taken actions related thereto. For example, the U.S. government has imposed, and may in the future further increase, tariffs on certain foreign goods, including from China, such as steel and aluminum. Some foreign governments, including China, have instituted retaliatory tariffs on certain U.S. goods. Most recently, the current U.S. presidential administration has imposed or sought to impose significant increases to tariffs on goods imported into the U.S., including from China, Canada and Mexico. Tariffs on imported goods could further increase costs, decrease margins, reduce the competitiveness of products and services offered by current and future portfolio companies and adversely affect the revenues and profitability of portfolio companies whose businesses rely on goods imported from such impacted jurisdictions.
There is uncertainty as to further actions that may be taken under the current U.S. presidential administration with respect to U.S. trade policy. Further governmental actions related to the imposition of tariffs or other trade barriers, or changes to international trade agreements or policies, could further increase costs, decrease margins, reduce the competitiveness of products and services offered by current and future portfolio companies and adversely affect the revenues and profitability of companies whose businesses rely on goods imported from outside of the United States. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the U.S. Any of these factors could depress economic activity and restrict the Fund’s portfolio companies’ access to suppliers or customers and have a material adverse effect on their business, financial condition and results of operations, which in turn would negatively impact the Fund.
Highly Volatile Markets.
The prices of financial instruments in which the Fund may invest can be highly volatile. The prices of instruments in which the Fund may invest are influenced by numerous factors, including interest rates, currency rates, default rates, governmental policies and political and economic events (both domestic and global). Moreover, political or economic crises, or other events may occur that can be highly disruptive to the markets in which the Fund may invest. In addition, governments from time to time intervene (directly and by regulation), which intervention may adversely affect the performance of the Fund and its investment activities. The Fund is also subject to the risk of a temporary or permanent failure of the exchanges and other markets on which its investments may trade. Sustained market turmoil and periods of heightened market volatility make it more difficult to produce positive trading results, and there can be no assurance that the Fund’s strategies will be successful in such markets.
U.S. Debt Ceiling and Budget Deficit Risks.
U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit-rating downgrades and economic slowdowns, or a recession in the United States. Although U.S. lawmakers have historically passed legislation to raise the federal debt ceiling on multiple occasions, ratings agencies have lowered or threatened to lower the long-term sovereign credit rating on the United States. In August 2023, Fitch Ratings Inc., downgraded the U.S. credit rating to AA+ from AAA, citing fiscal deterioration over the next three years and close encounters with default due to ongoing political dysfunction. The impact of a U.S. default on its obligations or any further downgrades to the U.S. government’s sovereign credit rating or its perceived creditworthiness could adversely affect the U.S. and global financial markets and economic conditions. In addition, disagreement over the federal budget has caused the U.S. federal government to shut down for periods of time. Continued adverse political and economic conditions could have a material adverse effect on the Fund’s business, financial condition and results of operations.
Concentration of Credit Risk.
The Fund places its cash with one banking institution, which is insured by the Federal Deposit Insurance Corporation (“FDIC”). The FDIC limit is $250,000. At various times throughout the year, the amount on deposit may exceed the FDIC limit and subject the Fund to a credit risk. The Fund does not believe that such deposits are subject to any unusual risk associated with investment activities. The Fund may invest cash balances in an open-end
Money Market Mutual Fund (“Money Market Fund”). The Money Market Fund is valued at its closing NAV. The Money Market Fund is not subject to FDIC insurance.
Correlation Risk.
The Fund seeks to produce returns that are less correlated to the broader financial markets over time. Although the prices of equity securities and fixed income securities, as well as other asset classes, often rise and fall at different times so that a fall in the price of one may be offset by a rise in the price of the other, in down markets the prices of these securities and asset classes can also fall in tandem. Because the Fund allocates its investments among different real estate asset classes, the Fund is subject to correlation risk.
Repurchase Policy Risks.
Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities. The sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s net asset value.
Distribution Policy Risk.
The Fund makes periodic distributions to its shareholders. All or a portion of a distribution may consist solely of a return of capital (i.e. from your original investment) and not a distribution of income or capital gain. Shareholders should not assume that the source of a distribution from the Fund is income or capital gain. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares. The Board reserves the right to change the distribution policy from time to time. Effective October 1, 2026, the Fund’s distribution policy has been amended to change the frequency of distributions to shareholders from quarterly to semi-annual.
Shareholders May Experience Dilution.
All distributions declared in cash payable to shareholders that are participants in the Fund’s distribution reinvestment plan will generally be automatically reinvested in Fund shares. As a result, shareholders that do not participate in the Fund’s distribution reinvestment plan may experience dilution over time.
Anti-Takeover Provisions.
The Fund’s Amended and Restated Declaration of Trust (the “Declaration of Trust”) includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or convert the Fund to open-end
status. See “Anti-Takeover Provisions in the Declaration of Trust.”
Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses.
Delaware law permits a Delaware statutory trust to include in its declaration of trust a provision to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever. The Fund’s Declaration of Trust provides that the Fund’s Trustees will not be liable to the Fund or the Fund’s shareholders for monetary damages for breach of fiduciary duty as a trustee to the fullest extent permitted by Delaware law. The Fund’s Declaration of Trust provides for the indemnification of any person to the full extent permitted, and in the manner provided, by Delaware law. In accordance with the 1940 Act, the Fund will not indemnify certain persons for any liability to which such persons would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.
Operational, Artificial Intelligence, and Cybersecurity Risk.
The Fund, its service providers and other market participants increasingly depend on complex information technology and communications systems to conduct business functions. These systems are subject to various threats or risks that could adversely affect the Fund and its shareholders. With the increased use of technologies such as the Internet and the dependence on computer systems to perform necessary business functions, investment companies such as the Fund and its service providers may be prone to operational and information security risks resulting from cyber-attacks. The Adviser and
Sub-Adviser
may also utilize artificial intelligence (“AI”) in their business operations, and the challenges with properly managing its use could result in reputational harm, competitive harm, legal liability, and/or an adverse effect on the Adviser’s and
Sub-Adviser’s
business operations.
Risks Related to the Fund’s Investments
Real Estate Industry Concentration and Real Estate Market Risk.
The Fund will not invest in real estate directly, but, because the Fund will concentrate its investments in real estate securities, its portfolio will be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio.
The Fund is subject to risks generally attributable to the ownership of real property, including:

•	changes in global, national, regional or local economic, demographic or capital market conditions;

•	future adverse national real estate trends, including increasing vacancy rates, declining rental rates and general deterioration of market conditions;

•	changes in supply of or demand for similar properties in a given market or metropolitan area, which could result in rising vacancy rates or decreasing market rental rates;

•	vacancies, fluctuations in the average occupancy and room rates for hotel properties or inability to lease space on favorable terms;

•	increased competition for properties targeted by the Fund’s investment strategy;

•	bankruptcies, financial difficulties or lease defaults by tenants;

•	increases in interest rates and lack of availability of financing;

•	events or conditions beyond our control, including natural disasters, extreme weather conditions, climate-change related risks, acts of terrorism, war and outbreaks of contagious disease; and

•
changes in government rules, regulations and fiscal policies, including increases in property taxes, changes in zoning laws, limitations on rental rates, and increasing costs to comply with environmental laws.

All of these factors are beyond the Fund’s control. Any negative changes in these factors could affect the Fund’s performance and the Fund’s ability to meet the Fund’s obligations and make distributions to shareholders.
There are also special risks associated with particular sectors, or real estate operations generally, as described below:
Retail Properties.
Retail properties are affected by shifts in consumer demand due to demographic changes, changes in spending patterns and lease terminations.
Office Properties.
Office properties are affected by factors such as a downturn in the businesses operated by their tenants.
Hospitality Properties.
Hotel properties and other properties in the hospitality real estate sector, such as motels and extended-stay properties, are affected by declines in business and leisure travel.
Healthcare and Life Sciences Properties.
Healthcare and life sciences properties are affected by federal, state and local laws governing licenses, certification, adequacy of care, pharmaceutical distribution, rates, equipment, personnel and other factors regarding operations, and the continued availability of revenue from government reimbursement programs.
Student Housing Properties.
Student housing properties are affected by seasonal leasing and cash flow risks, and are subject to unique demand drivers.
Industrial Properties.
Industrial properties are affected by downturns in the manufacturing, processing and shipping of goods.
Multifamily Properties.
Multifamily properties are affected by adverse economic conditions in the locale, oversupply and rent control laws.
Residential Properties.
Residential properties can be significantly affected by the national, regional and local real estate markets. This segment of the real estate industry also is sensitive to interest rate fluctuations which can cause changes in the availability of mortgage capital and directly affect the purchasing power of potential homebuyers. Thus, residential properties can be significantly affected by changes in government spending, consumer confidence, demographic patterns and the level of new and existing home sales.
Shopping Centers.
Shopping center properties are affected by changes in the local markets where their properties are located and dependent upon the successful operations and financial condition of their major tenants.

Self-Storage Properties.
Self-storage properties are affected by changes to competing local properties, consumer and small business demand for storage space, and the abilities of the management team.
Other factors may contribute to the risk of real estate investments:
Development Issues.
Real estate development companies are affected by construction delays and insufficient tenant demand to occupy newly developed properties.
Lack of Insurance.
Certain of the companies in the Fund’s portfolio may fail to carry comprehensive liability, fire, flood, wind or earthquake extended coverage and rental loss insurance, or the insurance in place may be subject to various policy specifications, limits and deductibles.
Dependence on Tenants.
The ability of real estate companies to make distributions to shareholders depends upon the ability of the tenants at their properties to generate enough income in excess of tenant operating expenses to make their lease payments.
Financial Leverage.
Real estate companies may be highly leveraged and financial covenants may affect the ability of real estate companies to operate effectively.
Environmental Issues.
Owners of properties that may contain hazardous or toxic substances may be responsible for removal or remediation costs.
Financing Issues.
Financial institutions in which the Fund may invest are subject to extensive government regulation. This regulation may limit both the amount and types of loans and other financial commitments a financial institution can make, and the interest rates and fees it can charge.
Private Equity and Private Market Investments Risk.
Investments made in connection with acquisition transactions are subject to a variety of special risks, including the risk that the acquiring company has paid over market value for the acquired business, the risk of unforeseen liabilities, the risks associated with new or unproven management or new business strategies and the risk that the acquired business will not be successfully integrated with existing businesses or produce the expected synergies.
Companies in which the Fund may invest, either directly or through Portfolio Funds, may face significant fluctuations in operating results, may need to engage in acquisitions or divestitures of assets in order to compete successfully or survive financially, may be operating at a loss, may be engaged in a rapidly changing business with products subject to a substantial risk of obsolescence, may require substantial additional capital (which may be difficult to raise) to support their operations, to finance expansion or to maintain their competitive position, or otherwise may have a weak financial condition.
Companies in which the Fund may invest, either directly or through Portfolio Funds, may be highly leveraged and, as a consequence, subject to restrictive financial and operating covenants. The leverage may impair the ability of these companies to finance their future operations and capital needs. As a result, these companies may lack the flexibility to respond to changing business and economic conditions, or to take advantage of business opportunities.
Companies in which the Fund may invest, either directly or through Portfolio Funds, may face intense competition, including competition from companies with far greater financial resources, more extensive development, manufacturing, marketing and other capabilities, and a larger number of qualified managerial and technical personnel.
Direct Investments Risk.
Direct investing alongside one or more other parties in an investment (i.e., as a co-investor)
involves risks that may not be present in investments made by lead or sponsoring private equity investors. As a
co-investor,
the Fund may have interests or objectives that are inconsistent with those of the lead private equity investors that generally have a greater degree of control over such investments.
In addition, in order to take advantage of
co-investment
opportunities as a
co-investor,
the Fund generally will be required to hold a
non-controlling
interest, for example, by becoming a limited partner in a partnership that is controlled by the general partner or manager of the private equity fund offering the co-investment,
on a
co-investor
basis, to the Fund. In this event, the Fund would have less control over the investment and may be adversely affected by actions taken by such general partner or manager with respect to the portfolio company and the Fund’s investment in it. The Fund may not have the opportunity to participate in structuring investments or to determine the terms under which such investments will be made.
The Fund may in certain circumstances be liable for the actions of its third-party co-venturers.
Co-investments
made with third parties in joint ventures or other entities also may involve carried interests and/or other fees payable to such third party partners or co-venturers.
There can be no assurance that appropriate minority shareholder rights will be available to the Fund or that such rights will provide sufficient protection to the Fund’s interests.
Loans Risk
. Under normal market conditions, the Fund will invest in loans. The loans that the Fund may invest in include loans that are first lien, second lien, third lien or that are unsecured. In addition, the loans the Fund will invest in will usually be rated below investment grade or may be unrated. Loans are subject to a number of risks described elsewhere in this prospectus, including credit risk, liquidity risk, below investment grade instruments risk and management risk.
Senior Loans Risk.
 Senior secured loans are usually rated below investment grade or may be unrated. As a result, the risks associated with senior secured loans are similar to the risks of below investment grade fixed income instruments, although senior secured loans are senior and secured in contrast to other below investment grade fixed income instruments, which are often subordinated or unsecured. Investment in senior secured loans rated below investment grade is considered speculative because of the credit risk of their issuers. There may be less readily available and reliable information about most senior secured loans than is the case for many other types of securities. As a result, the Adviser will rely primarily on its own evaluation of a borrower’s credit quality rather than on any available independent sources. Therefore, the Fund will be particularly dependent on the analytical abilities of the Adviser.
In general, the secondary trading market for senior secured loans is not well developed. No active trading market may exist for certain senior secured loans, which may make it difficult to value them. Illiquidity and adverse market conditions may mean that the Fund may not be able to sell senior secured loans quickly or at a fair price. To the extent that a secondary market does exist for certain senior secured loans, the market for them may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods.
Subordinated Loans or Securities.
Certain of the Fund’s investments may consist of loans or securities, or interests in pools of securities that are subordinated or may be subordinated in right of payment and ranked junior to other securities issued by, or loans made to obligors. If an obligor experiences financial difficulty, holders of its more senior securities will be entitled to payments in priority to the Fund. Some of the Fund’s asset-backed investments may also have structural features that divert payments of interest and/or principal to more senior classes of loans or securities backed by the same assets when loss rates or delinquency exceeds certain levels. This may interrupt the income the Fund receives from its investments, which may lead to the Fund having less income to distribute to investors.
In addition, many of the obligors are highly leveraged and many of the Fund’s investments will be in securities which are unrated or rated below investment grade. Such investments are subject to additional risks, including an increased risk of default during periods of economic downturn, the possibility that the obligor may not be able to meet its debt payments and limited secondary market support, among other risks.

Loans to Private Companies.
 Loans to private and middle-market companies involves risks that may not exist in the case of large, more established and/or publicly traded companies.
Portfolio Funds Risk.
The Fund’s investments in Portfolio Funds are subject to a number of risks. The marketability of Portfolio Fund interests may be restricted, and the realization of investments from them may take considerable time and/or be costly. Some of the Portfolio Funds in which the Fund invests may have only limited operating histories. Although the Adviser will seek to receive detailed information from each Portfolio Fund regarding its business strategy and any performance history, in most cases the Adviser will have little or no means of independently verifying this information. In addition, Portfolio Funds may have little or no near-term cash flow available to distribute to investors, including the Fund. Due to the pattern of cash flows in Portfolio Funds, investors typically will see negative returns in the early stages of Portfolio Funds. Then, as investments are able to realize liquidity events, such as a sale or initial public offering, positive returns will be realized if the Portfolio Fund’s investments are successful.
Portfolio Fund interests are ordinarily valued based upon valuations provided by the Portfolio Fund managers, which may be received on a delayed basis. Certain securities in which the Portfolio Funds invest may not have a readily ascertainable market price and are fair valued by the Portfolio Fund managers. A Portfolio Fund manager may face a conflict of interest in valuing such securities because their values may have an impact on the Portfolio Fund manager’s compensation. The Adviser will review and perform due diligence on the valuation procedures used by each Portfolio Fund manager and monitor the returns provided by the Portfolio Funds. However, neither the Adviser nor the Board is able to confirm the accuracy of valuations provided by Portfolio Fund managers. Inaccurate valuations provided by Portfolio Funds could materially adversely affect the value of shares.
The Fund will pay asset-based fees, and, in most cases, will be subject to performance-based fees in respect of its interests in Portfolio Funds. Such fees and performance-based compensation are in addition to the monthly management fee. In addition, performance-based fees charged by Portfolio Fund managers may create incentives for the Portfolio Fund managers to make risky investments, and may be payable by the Fund to a Portfolio Fund manager based on a Portfolio Fund’s positive returns even if the Fund’s overall returns are negative.
Moreover, a shareholder in the Fund will indirectly bear a proportionate share of the fees and expenses of the Portfolio Funds, in addition to its proportionate share of the expenses of the Fund. Thus, a shareholder in the Fund may be subject to higher operating expenses than if the shareholder invested in the Portfolio Funds directly. In addition, because of the deduction of the fees payable by the Fund to the Adviser and other expenses payable directly by the Fund from amounts distributed to the Fund by the Portfolio Funds, the returns to a shareholder in the Fund will be lower than the returns to a direct investor in the Portfolio Funds. Fees and expenses of the Fund and the Portfolio Funds will generally be paid regardless of whether the Fund or Portfolio Funds produce positive investment returns. Shareholders could avoid the additional level of fees and expenses of the Fund by investing directly with the Portfolio Funds, although access to many Portfolio Funds may be limited or unavailable, and may not be permitted for investors who do not meet the substantial minimum net worth and other criteria for direct investment in Portfolio Funds.
There is a risk that the Fund may be precluded from acquiring an interest in certain Portfolio Funds due to regulatory implications under the 1940 Act or other laws, rules and regulations or may be limited in the amount it can invest in voting securities of Portfolio Funds. The Adviser also may refrain from including a Portfolio Fund in the Fund’s portfolio in order to address adverse regulatory implications that would arise under the 1940 Act for the Fund if such an investment was made. In addition, the SEC has adopted Rule
18f-4
under the 1940 Act, which, among other things, may impact the ability of the Fund to enter into unfunded commitment agreements, such as a capital commitment to a Portfolio Fund or as part of a co-investment.
The Fund’s investments in Secondary Investments typically will include an unfunded portion where the Fund commits to invest equity in a Portfolio Fund in the future. Similarly, the Fund’s co-investments
may include an unfunded commitment to

invest equity in special purpose vehicles or other issuers. These unfunded commitments generally can be drawn at the discretion of the general partner of the Portfolio Fund or other issuer subject to certain conditions (e.g., notice provisions). At times, the Fund expects that a significant portion of its assets will be invested in money market funds or other cash items, pending the calling of these unfunded commitments, as part of its risk management process to seek to ensure the Fund will have sufficient cash and cash equivalents to meet its obligations with respect to its unfunded commitments to invest equity in Portfolio Funds and special purpose vehicles that acquire private market investments as they come due. In addition, the Fund’s ability to invest may be affected by considerations under other laws, rules or regulations. Such regulatory restrictions, including those arising under the 1940 Act, may cause the Fund to invest in different Portfolio Funds or co-investments
than other clients of the Adviser.
If the Fund fails to satisfy capital calls to a Portfolio Fund in a timely manner then, generally, it will be subject to significant penalties, including the complete forfeiture of the Fund’s investment in the Portfolio Fund. Any failure by the Fund to make timely capital contributions may impair the ability of the Fund to pursue its investment program, cause the Fund to be subject to certain penalties from the Portfolio Funds or otherwise impair the value of the Fund’s investments.
The governing documents of a Portfolio Fund generally are expected to include provisions that would enable the general partner, the manager, or a majority in interest (or higher percentage) of its limited partners or members, under certain circumstances, to terminate the Portfolio Fund prior to the end of its stated term. Early termination of a Portfolio Fund in which the Fund is invested may result in the Fund having distributed to it a portfolio of immature securities, or the Fund’s inability to invest all of its capital as anticipated, either of which could have a material adverse effect on the performance of the Fund.
Although the Fund will be an investor in a Portfolio Fund, shareholders will not themselves be equity holders of that Portfolio Fund and will not be entitled to enforce any rights directly against the Portfolio Fund or the Portfolio Fund manager or assert claims directly against any Portfolio Funds, the Portfolio Fund managers or their respective affiliates. Shareholders will have no right to receive the information issued by the Portfolio Funds that may be available to the Fund as an investor in the Portfolio Funds. In addition, Portfolio Funds generally are not registered as investment companies under the 1940 Act; therefore, the Fund, as an investor in Portfolio Funds, will not have the benefit of the protections afforded by the 1940 Act. Portfolio Fund managers may not be registered as investment advisers under the Advisers Act, in which case the Fund, as an investor in Portfolio Funds managed by such Portfolio Fund managers, will not have the benefit of certain of the protections afforded by the Advisers Act.
Commitments to Portfolio Funds generally are not immediately invested. Instead, committed amounts are drawn down by Portfolio Funds and invested over time, as underlying investments are identified—a process that may take a period of several years, with limited ability to predict with precision the timing and amount of each Portfolio Fund’s drawdowns. During this period, investments made early in a Portfolio Fund’s life are often realized (generating distributions) even before the committed capital has been fully drawn. In addition, many Portfolio Funds do not draw down 100% of committed capital, and historic trends and practices can inform the Adviser as to when it can expect to no longer need to fund capital calls for a particular Portfolio Fund. Accordingly, the Adviser may make investments and commitments based, in part, on anticipated future capital calls and distributions from Portfolio Funds. This may result in the Fund making commitments to Portfolio Funds in an aggregate amount that exceeds the total amounts invested by shareholders in the Fund at the time of such commitment (i.e., to “over-commit”). To the extent that the Fund engages in an “over-commitment” strategy, the risk associated with the Fund defaulting on a commitment to a Portfolio Fund will increase. The Fund will maintain cash, cash equivalents, borrowings or other liquid assets in sufficient amounts, in the Adviser’s judgment, to satisfy capital calls from Portfolio Funds.

Lack of Control Over the Portfolio Funds and Other Portfolio Investments.
The Adviser will have no control over the investment decisions made by any Portfolio Fund. Although the Fund and the Adviser will regularly evaluate each Portfolio Fund and its manager to determine whether their respective investment programs are consistent with the Fund’s investment objective, the Adviser will not have any control over the investments made by any Portfolio Fund. Even though the Portfolio Funds are subject to certain constraints, the managers may change aspects of their investment strategies. The managers may do so at any time (for example, such change may occur immediately after providing the Adviser with the quarterly unaudited financial information for a Private REIT). The Adviser may reallocate the Fund’s investments among the Portfolio Funds, but the Adviser’s ability to do so may be constrained by the withdrawal limitations imposed by the Portfolio Funds, which may prevent the Fund from reacting rapidly to market changes should a Portfolio Fund fail to effect portfolio changes consistent with such market changes and the demands of the Adviser. Such withdrawal limitations may also restrict the Adviser’s ability to terminate investments in Portfolio Funds that are poorly performing or have otherwise had adverse changes. The Adviser will be dependent on information provided by the Portfolio Fund, including quarterly unaudited financial statements, which if inaccurate, could adversely affect the Adviser’s ability to manage the Fund’s investment portfolio in accordance with its investment objective. By investing in the Fund, a shareholder will not be deemed to be an investor in any Portfolio Fund and will not have the ability to exercise any rights attributable to an investor in any such Portfolio Fund related to their investment.
REIT Risk.
Share prices of Public REITs may decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. Qualification as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”) in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that an entity in which the Fund invests with the expectation that it will be taxed as a REIT will, in fact, qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. Dividends paid by REITs may not receive preferential tax treatment afforded other dividends.
REOC Risk.
Real estate operating companies (“REOCs”), like REITs, expose the Fund to the risks of the real estate market. These risks can include fluctuations in the value of underlying properties; destruction of underlying properties; defaults by borrowers or tenants; market saturation; changes in general and local economic conditions; decreases in market rates for rents; increases in vacancies; competition; property taxes; capital expenditures, or operating expenses; and other economic, political or regulatory occurrences affecting the real estate industry. REOCs may also be affected by risks similar to investments in debt securities, including changes in interest rates and the quality of credit extended. REOCs require specialized management and pay management expenses; may have less trading volume; may be subject to more abrupt or erratic price movements than the overall securities markets; and may invest in a limited number of properties, in a narrow geographic area, or in a single property type which increase the risk that the portfolio could be unfavorably affected by the poor performance of a single investment or investment type. In addition, defaults on or sales of investments that the REOC holds could reduce the cash flow needed to make distributions to investors.
Portfolio Funds’ Underlying Investments Risk.
The investments made by the Portfolio Funds will entail a high degree of risk and in most cases be difficult to value. As a general matter, companies in which the Portfolio Fund invests may face intense competition, including competition from companies with far greater financial resources; more extensive research, development, technological, marketing and other capabilities; and a larger number of qualified managerial and technical personnel.
A Portfolio Fund manager may focus on a particular industry or sector, which may subject the Portfolio Fund, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries. Likewise, a Portfolio Fund manager may focus on a particular country or geographic region, which may subject the Portfolio Fund, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of geographic regions. In addition, Portfolio Funds may establish positions in different geographic regions or industries that, depending on market conditions, could experience offsetting returns.
The Fund will not obtain or seek to obtain any control over the management of any portfolio company in which any Portfolio Fund may invest. The success of each investment made by a Portfolio Fund will largely depend on the ability and success of the management of the portfolio companies in addition to economic and market factors.
Secondary Investments Risk.
The Fund may have limited Secondary Investment opportunities. The Fund may make Secondary Investments in Portfolio Funds by acquiring the interests in the Portfolio Funds from existing investors in such Portfolio Funds. In such instances, it is generally not expected that the Fund will have the opportunity to negotiate the terms of the interests being acquired, other than the purchase price, or other special rights or privileges. Moreover, there is no assurance that the Fund will be able to purchase interests at discounts to NAV, or at all. The overall performance of the Fund will depend in large part on the acquisition price paid by the Fund for its Secondary Investments, the structure of such acquisitions and the overall success of the Portfolio Fund.
There is significant competition for Secondary Investments. No assurance can be given that the Fund will be able to identify Secondary Investments that satisfy the Fund’s investment objective or, if the Fund is successful in identifying such Secondary Investments, that the Fund will be permitted to invest, or invest in the amounts desired, in such Secondary Investments.
Asset-Backed Securities Risk.
Asset-backed securities represent interests in “pools” of Real Estate Debt Investments or other real estate securities, including leasehold and fee simple interests in such assets. Asset-backed securities often involve risks that are different from or possibly more acute than risks associated with other types of debt instruments. Some asset-backed securities are subject to interest rate risk and prepayment risk. A change in interest can affect the pace of payments on the underlying loans, which in turn affects total return on the securities. Asset-backed securities also carry credit or default risk. If many borrowers on the underlying loans default, losses could exceed the credit enhancement level and result in losses to investors in asset-backed securities. In addition, asset-backed securities have structural risk due to a unique characteristic known as early amortization, or early payout, risk. Built into the structure of most asset-backed securities are triggers for early payout, designed to protect investors from losses. These triggers are unique to each transaction and can include a big rise in defaults on the underlying loans, a sharp drop in the credit enhancement level or even the bankruptcy of the originator. Once early amortization begins, all incoming loan payments (after expenses are paid) are used to pay investors as quickly as possible based upon a predetermined priority of payment.
Commercial Mortgage-Backed Securities Risk.
Commercial mortgage-backed securities include securities that reflect an interest in, and are secured by, mortgage loans on commercial real property (such as office properties, retail properties, hospitality properties, industrial properties, healthcare-related properties or other types of income producing real property). Many of the risks of investing in commercial mortgage-backed securities reflect the risks of investing in the real estate securing the underlying mortgage loans, which include the risks associated with the effects of local and other economic conditions on real estate markets, the ability of tenants to make loan payments, increases in interest rates, real estate tax rates and other operating expenses, changes in governmental rules, regulations and fiscal policies, the effects of and responses to infectious illness outbreaks, epidemics of pandemics, and the ability of a property to attract and retain tenants. Commercial mortgage-backed securities depend on cash flows generated by underlying commercial real estate loans, receivables, and other assets, and can be significantly affected by changes in market and economic conditions, the availability of information regarding the underlying assets and their structures, and the creditworthiness of the borrowers or tenants. Commercial mortgage-backed securities may be less liquid and exhibit greater price volatility than other types of mortgage- or asset-backed securities. Commercial mortgage-backed securities issued by private issuers may offer higher yields than commercial mortgage-backed securities issued by government issuers, but also may be subject to greater volatility than commercial mortgage-backed securities issued by government issuers. The commercial mortgage-backed securities market may experience substantially lower valuations and greatly reduced liquidity. Commercial mortgage-backed securities held by the Fund may be subordinated to one or more other classes of securities of the same series for purposes of, among other things, establishing payment priorities and offsetting losses and other shortfalls with respect to the related underlying mortgage loans. There can be no assurance that the subordination will be sufficient on any date to offset all losses or expenses incurred by the underlying trust. The value of CMBS and other mortgage-backed securities in which the Fund may invest generally will have an inverse relationship with interest rates. Accordingly, if interest rates rise, the value of such securities will decline. In addition, to the extent that the mortgage loans which underlie specific mortgage-backed securities are pre-payable,
the value of such mortgage securities may be negatively affected by increasing prepayments, which generally occur when interest rates decline.
Residential Mortgage-Backed Securities Risk.
The Fund may invest certain of its assets in residential mortgage-backed securities and become a holder of RMBS. Holders of RMBS bear various risks, including credit, market, interest rate, structural and legal risks. RMBS represent interests in pools of residential mortgage loans secured by residential mortgage loans. Such loans may be prepaid at any time. Residential mortgage loans are obligations of the borrowers thereunder only and are not typically insured or guaranteed by any other person or entity, although such loans may be securitized and the securities issued in such securitization may be guaranteed or credit enhanced. The rate of defaults and losses on residential mortgage loans will be affected by a number of factors, including general economic conditions and those in the area where the related mortgaged property is located, the borrower’s equity in the mortgaged property and the financial circumstances of the borrower. If a residential mortgage loan is in default, foreclosure of such residential mortgage loan may be a lengthy and difficult process, and may involve significant expenses. Furthermore, the market for defaulted residential mortgage loans or foreclosed properties may be very limited.
Structured Products Risk.
Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk. The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product’s administrative and other expenses. Although it is difficult to predict whether the prices of indices and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter term financing to purchase longer term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining short-term financing, which may adversely affect the value of the structured products owned by the Fund.
Investments in structured notes involve risks, including credit risk and market risk. Where the Fund’s investments in structured notes are based upon the movement of one or more factors, including currency exchange rates, interest rates, referenced bonds and stock indices, depending on the factor used and the use of multipliers or deflators, changes in interest rates and movement of the factor may cause significant price fluctuations. Additionally, changes in the reference instrument or security may cause the interest rate on the structured note to be reduced to zero, and any further changes in the reference instrument may then reduce the principal amount payable on maturity. Structured notes may be less liquid than other types of securities and more volatile than the reference instrument or security underlying the note.

CLO Risk.
In addition to the general risks associated with real estate securities, debt securities and structured products discussed herein, CLOs carry additional risks, including, but not limited to (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the possibility that the investments in CLOs are subordinate to other classes or tranches thereof, (iv) the potential of spread compression in the underlying loans of the CLO, which could reduce credit enhancement in the CLOs and (v) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.
CLO junior debt securities that the Fund may acquire are subordinated to more senior tranches of CLO debt. CLO junior debt securities are subject to increased risks of default relative to the holders of superior priority interests in the same securities. In addition, at the time of issuance, CLO equity securities are under-collateralized in that the liabilities of a CLO at inception exceed its total assets. Though not exclusively, the Fund will typically be in a first loss or subordinated position with respect to realized losses on the assets of the CLOs in which it is invested. The Fund may recognize phantom taxable income from its investments in the subordinated tranches of CLOs.
Between the closing date and the effective date of a CLO, the CLO collateral manager will generally expect to purchase additional collateral obligations for the CLO. During this period, the price and availability of these collateral obligations may be adversely affected by a number of market factors, including price volatility and availability of investments suitable for the CLO, which could hamper the ability of the collateral manager to acquire a portfolio of collateral obligations that will satisfy specified concentration limitations and allow the CLO to reach the initial par amount of collateral prior to the effective date. An inability or delay in reaching the target initial par amount of collateral may adversely affect the timing and amount of interest or principal payments received by the holders of the CLO debt securities and distributions of the CLO on equity securities and could result in early redemptions which may cause CLO debt and equity investors to receive less than face value of their investment.
The failure by a CLO in which the Fund invests to satisfy financial covenants, including with respect to adequate collateralization and/or interest coverage tests, could lead to a reduction in the CLO’s payments to the Fund. In the event that a CLO fails certain tests, holders of CLO senior debt may be entitled to additional payments that would, in turn, reduce the payments the Fund would otherwise be entitled to receive. Separately, the Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting CLO or any other investment the Fund may make. If any of these occur, it could adversely affect the Fund’s operating results and cash flows.
The Fund’s CLO investments are exposed to leveraged credit risk. If certain minimum collateral value ratios and/or interest coverage ratios are not met by a CLO, primarily due to senior secured loan defaults, then cash flow that otherwise would have been available to pay distributions to the Fund on its CLO investments may instead be used to redeem any senior notes or to purchase additional senior secured loans, until the ratios again exceed the minimum required levels or any senior notes are repaid in full.
Subordinated Debt Risk
. The Fund may from time to time invest in debt instruments, including junior tranches of CMBS and “mezzanine” or junior mortgage loans (e.g.,
B-Notes),
that are subordinated in an issuer’s capital structure. To the extent the Fund invests in subordinated debt of an issuer’s capital structure or subordinated CMBS bonds, such investments and the Fund’s remedies with respect thereto, including the ability to foreclose on any collateral securing such investments, will be subject to the rights of any senior creditors and, to the extent applicable, contractual inter-creditor and/or participation agreement provisions.
Investments in subordinated debt involve greater credit risk of default than the senior classes of the issue or series. Subordinated tranches of CMBS or other investments absorb losses from default before other more senior tranches of CMBS to which it is subordinate are put at risk. As a result, to the extent the Fund invests in subordinate debt instruments (including CMBS), the Fund would potentially receive payments or interest distributions after, and must bear the effects of losses or defaults on the senior debt (including underlying mortgage loans, senior mezzanine debt or senior CMBS bonds) before, the holders of other more senior tranches of debt instruments with respect to such issuer.
Mezzanine Securities Risk.
 Although not secured by the underlying real estate, mezzanine loans are also subject to risk of subordination and share certain characteristics of subordinate loan interests described above. As with commercial mortgage loans, repayment of a mezzanine loan is dependent on the successful operation of the underlying commercial properties and, therefore, is subject to similar considerations and risks. Mezzanine loans may also be affected by the successful operation of other properties, but mezzanine loans are not secured by interests in the underlying commercial properties.
Rehypothecated Securities Risk.
In connection with the use of the BNP Credit Facility for leverage, the Fund permits the lender, subject to certain conditions, to rehypothecate (i.e., lend to other counterparties) portfolio securities pledged by the Fund up to the amount of the loan balance outstanding. The terms of the BNP Credit Facility provide that the Fund continue to receive dividends and interest on rehypothecated securities. The Fund has the right under the BNP Credit Facility to recall rehypothecated securities from BNP on demand. If BNP fails to deliver a recalled security in a timely manner, the BNP Credit Facility provides for compensation by BNP to the Fund for any fees or losses related to the failed delivery or, in the event a recalled security will not be returned by BNP, for the Fund, upon notice to BNP, to reduce the loan balance outstanding by the amount of the recalled security failed to be returned. The terms of the BNP Credit Facility pursuant to which portfolio securities pledged by the Fund are rehypothecated may provide for receipt by the Fund, either directly or indirectly through a reduction in the costs associated with the BNP Credit Facility, of a portion of the fees earned by BNP in connection with the rehypothecation of such portfolio securities. Rehypothecation by BNP of the Fund’s pledged portfolio securities entails risks, including the risk that BNP will be unable or unwilling to return rehypothecated securities, which could result in, among other things, the inability of the Fund to find suitable investments to replace the unreturned securities, thereby impairing the ability of the Fund to achieve its investment objective.
Use of Leverage by the Fund.
Although the Fund has the option to borrow, including through the Credit Facilities, there are significant risks that may be assumed in connection with such borrowings. Investors in the Fund should consider the various risks of financial leverage, including, without limitation, the matters described below. There is no assurance that a leveraging strategy would be successful. Financial leverage involves risks and special considerations for shareholders including: (i) the likelihood of greater volatility of NAV of the shares than a comparable portfolio without leverage; (ii) the risk that fluctuations in interest rates on borrowings and short-term debt that the Fund must pay will reduce the return to the shareholders; (iii) the effect of financial leverage in a market experiencing rising interest rates, which would likely cause a greater decline in the NAV of the shares than if the Fund were not leveraged; and (iv) the potential for an increase in operating costs, which may reduce the Fund’s total return.
Derivatives Risk.
The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. Derivatives are subject to a number of risks, such as liquidity risk (which may be heightened for highly-customized derivatives), interest rate risk, market risk, credit risk, leveraging risk, counterparty risk, tax risk, and management risk, as well as risks arising from changes in applicable requirements. They also involve the risk of mispricing, the risk of unfavorable or ambiguous documentation and the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. The Fund’s use of derivatives may increase or accelerate the amount of taxes payable by common shareholders.
The Fund relies on certain exemptions in Rule
18f-4
under the 1940 Act to enter into derivatives transactions and certain other transactions notwithstanding the restrictions on the issuance of “senior securities” under Section 18 of the 1940 Act. Under Rule
18f-4,
“derivatives transactions” include the following: (1) any swap, security-based swap, futures contract, forward contract, option (excluding purchased options), any combination of the foregoing, or any similar instrument, under which the Fund is or may be required to make any payment or delivery of cash or other assets during the life of the instrument or at maturity or early termination, whether as margin or settlement payment or otherwise; (2) any short sale borrowing; and (3) if the Fund relies on the exemption in Rule
18f-4(d)(1)(ii),
reverse repurchase agreements and similar financing transactions. The Fund will rely on a separate exemption in Rule
18f-4(e)
when entering into unfunded commitment agreements, which includes any commitment to make a loan to a company, including term loans, delayed draw term loans, and revolvers, or to invest equity in a company. To rely on the unfunded commitment agreements exemption, the Fund must reasonably believe, at the time it enters into such agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as they come due. The Fund will rely on the exemption in Rule
18f-4(f)
when purchasing when-issued or forward-settling securities (e.g., firm and standby commitments, including to-be-announced
commitments, and dollar rolls) and
non-standard
settlement cycle securities, if certain conditions are met.
The Fund intends to operate as a “limited derivatives user” for purposes of the derivatives transactions exemption in Rule
18f-4.
To qualify as a limited derivatives user, the Fund’s “derivatives exposure” is limited to 10% of its net assets subject to exclusions for certain currency or interest rate hedging transactions (as calculated in accordance with Rule
18f-4).
Unless the Fund qualifies as a “limited derivatives user” as defined in Rule
18f-4,
the rule would, among other things, require the Fund to establish a comprehensive derivatives risk management program, to comply with certain value-at-risk
based leverage limits, to appoint a derivatives risk manager and to provide additional disclosure both publicly and to the SEC regarding its derivatives positions.
Reverse Repurchase Agreements Risk.
The Fund’s use of reverse repurchase agreements involves many of the same risks involved in the Fund’s use of leverage, as the proceeds from reverse repurchase agreements generally will be invested in additional securities. There is a risk that the market value of the securities acquired in the reverse repurchase agreement may decline below the price of the securities that the Fund has sold but remains obligated to repurchase. In addition, there is a risk that the market value of the securities retained by the Fund may decline. If the buyer of securities under a reverse repurchase agreement were to file for bankruptcy or experiences insolvency, the Fund may be adversely affected. Also, in entering into reverse repurchase agreements, the Fund would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the underlying securities. In addition, due to the interest costs associated with reverse repurchase agreements transactions, the Fund’s NAV will decline, and, in some cases, the Fund may be worse off than if it had not used such instruments.
Use of Leverage by Portfolio Funds.
In addition to any borrowing utilized by the Fund, the Portfolio Funds in which the Fund invests may utilize financial leverage, subject to the limitations of their charters and operative documents. Certain Portfolio Funds may not be subject to the limitations imposed by the 1940 Act regarding the use of leverage with respect to which registered investment companies, including the Fund, are subject. In that regard, the Fund intends to limit its borrowing to an amount that does not exceed 33 1/3% of the Fund’s gross asset value. Leverage by Portfolio Funds and/or the Fund has the effect of potentially increasing losses.
Valuation of Portfolio Funds.
Certain Portfolio Funds in which the Fund invests are not publicly traded and the Fund may consider information provided by the institutional asset manager of each respective Portfolio Fund to determine the estimated value of the Fund’s investment therein. The valuation provided by an institutional asset manager as of a specific date may vary from the actual sale price that may be obtained if such investment were sold to a third party. To determine the estimated value of the Fund’s investment in Portfolio Funds, the Adviser considers, among other things, information provided by the Portfolio Funds, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to value accurately the Fund’s shares. Portfolio Funds that invest primarily in publicly traded securities are more easily valued.

Credit Risk.
Credit risk is the risk that one or more loans in the Fund’s portfolio will decline in price or fail to pay interest or principal when due because the issuer of the instrument experiences a decline in its financial status. While a senior position in the capital structure of a borrower or issuer may provide some protection with respect to the Fund’s investments in certain loans, losses may still occur because the market value of loans is affected by the creditworthiness of borrowers or issuers and by general economic and specific industry conditions and the Fund’s other investments will often be subordinate to other debt in the issuer’s capital structure. To the extent the Fund invests in below investment grade instruments, it will be exposed to a greater amount of credit risk than a fund which invests in investment grade securities. The prices of lower grade instruments are more sensitive to negative developments, such as a decline in the issuer’s revenues or a general economic downturn, than are the prices of higher grade instruments. Instruments of below investment grade quality are predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal when due and therefore involve a greater risk of default.
Preferred Securities Risk.
Preferred securities are subject to credit risk and interest rate risk. Interest rate risk is, in general, the risk that the price of a preferred security falls when interest rates rise. Securities with longer maturities tend to be more sensitive to interest rate changes. Credit risk is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Holders of preferred securities may not receive dividends, or the payment can be deferred for some period of time. In bankruptcy, creditors are generally paid before the holders of preferred securities.
Convertible Securities Risk.
Convertible securities are typically issued as bonds or preferred shares with the option to convert to equities. As a result, convertible securities are a hybrid that have characteristics of both bonds and common stocks and are subject to risks associated with both debt securities and equity securities. The market value of bonds and preferred shares tend to decline as interest rates increase. Fixed income and preferred securities also are subject to credit risk, which is the risk that an issuer of a security may not be able to make principal and interest or dividend payments as due. Convertible securities may have characteristics similar to common stocks especially when their conversion value is higher than their value as a bond. The price of equity securities into which a convertible security may convert may fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Additionally, the value of the embedded conversion option may be difficult to value and evaluate because the option does not trade separately from the convertible security.
High Yield Securities Risk.
The Fund may invest in debt securities and preferred securities rated less than investment grade that are sometimes referred to as high yield or “junk.” These securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality securities. High yield securities present greater risk than securities of higher quality, including an increased risk of default. An economic downturn or period of rising interest rates could adversely affect the market for these securities.
Interest Rate Risk.
The fixed-income instruments that the Fund may invest in are subject to the risk that market values of such securities will decline as interest rates increase. These changes in interest rates have a more pronounced effect on securities with longer durations. Typically, the impact of changes in interest rates on the market value of an instrument will be more pronounced for fixed-rate instruments than it will for floating rate instruments. Fluctuations in the value of portfolio securities will not affect interest income on existing portfolio securities but will be reflected in the Fund’s NAV. The debt capital that will be available to the Fund in the future, if at all, may be impacted by changes in and uncertainty surrounding interest rates. Depending on the interest rate environment and general state of credit markets, potential debt capital may be available only at a higher cost and on terms and conditions less favorable than what the Fund has historically experienced. Market volatility, rising interest rates, uncertainty around interest rates and/or unfavorable economic conditions could adversely affect the Fund’s business.

Foreign Securities and Emerging Markets Risk.
The Fund may have investments in foreign securities. Foreign securities have investment risks different from those associated with domestic securities. Changes in foreign economies and political climates are more likely to affect the Fund with investments in foreign securities than another fund that invests exclusively in domestic securities. The value of foreign currency denominated securities or foreign currency contracts is affected by the value of the local currency relative to the U.S. dollar. There may be less government supervision of foreign markets, resulting in non-uniform
accounting practices and less publicly available information about issuers of foreign securities.
The Fund may also invest in emerging markets, which are markets of countries in the initial stages of industrialization and have low per capita income. In addition to the risks of foreign securities in general, countries in emerging markets are more volatile and can have relatively unstable governments, social and legal systems that do not protect shareholders, economies based on only a few industries, and securities markets that trade a small number of issues which could reduce liquidity.
Infrastructure Industry Risk.
 Infrastructure investments may be subject to a variety of risks, not all of which can be foreseen or quantified, including: (i) the burdens of ownership of infrastructure: (ii) local, national and international political and economic conditions; (iii) the supply and demand for services from and access to infrastructure; (iv) the financial condition of users and suppliers of infrastructure assets; (v) changes in interest rates and the availability of funds which may render the purchase, sale or refinancing of infrastructure assets difficult or impracticable; (vi) changes in regulations, planning laws and other governmental rules; (vii) changes in fiscal and monetary policies; (viii) under-insured or uninsurable losses, such as force majeure acts and terrorist events; (ix) reduced investment in public and private infrastructure projects; and (x) other factors which are beyond the reasonable control of the Fund. Many of the foregoing factors could cause fluctuations in usage, expenses and revenues, causing the value of investments to decline and a material adverse effect on the Fund’s or an infrastructure asset’s performance.
Risks Associated with Debt Financing
Leveraging Risk.
The use of leverage, such as borrowing money to purchase securities, will cause the Fund to incur additional expenses and magnify the Fund’s gains or losses.
Credit Risk.
Issuers of debt securities may not make scheduled interest and principal payments, resulting in losses to the Fund. In addition, the credit quality of securities held may be lowered if an issuer’s financial condition changes.
Inflation/Deflation Risk.
Inflation risk is the risk that the value of certain assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the Fund and its distributions can decline.
In addition, during any periods of rising inflation, the dividend rates or borrowing costs associated with the Fund’s use of leverage would likely increase, which would tend to further reduce returns to shareholders. Inflation may continue in the near to medium-term, particularly in the U.S., with the possibility that monetary policy continues to tighten in response. Deflation risk is the risk that prices throughout the economy decline over time—the opposite of inflation. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer defaults more likely, which may result in a decline in the value of the Fund’s portfolio.
Economic activity has continued to accelerate across sectors and regions. Nevertheless, global supply chain issues have led, and may in the future lead, to a rise in energy prices. Inflation may continue in the near to medium-term, particularly in the U.S., with the possibility that monetary policy continues to tighten in response. Persistent inflationary pressures could affect our portfolio companies’ profit margins. There can be no assurance that inflation will not become a serious problem in the future and have an adverse impact on the Fund’s returns.

Legal and Regulatory Risks
Compliance Failures.
Apollo, certain of its affiliates, and the
Sub-Adviser,
are regulated entities, and any compliance failures or other inappropriate behavior by them may have a material and/or adverse effect on the Fund. The provision of investment management services is regulated in most relevant jurisdictions, and the
Sub-Adviser
and Apollo must maintain their regulatory authorizations to continue to be involved both in the management of the Fund’s investments and to continue their businesses generally. The Adviser’s or
Sub-Adviser’s
ability to source and execute investment transactions for the Fund, and investor sentiment with respect to the Fund, may be adversely affected by negative publicity arising from any regulatory compliance failures or other inappropriate behavior by any Apollo affiliate or its investment professionals.
Legal, Tax and Regulatory Risks.
Legal, tax and regulatory changes could occur that may adversely affect the Fund or its portfolio companies. There has been, and it is possible that there will be further, involvement of governmental and regulatory authorities in financial markets around the world. For example, the Fund expects to make investments in a number of different industries, some of which are or may become subject to regulation by one or more governmental agencies or authorities. New and existing regulations, changing regulatory requirements and the burdens of regulatory compliance all may have an adverse effect on the performance of investments that operate in these industries.
Neither the Adviser nor
Sub-Adviser
can predict whether new legislation or regulation (including new tax measures) will be enacted by legislative bodies or governmental agencies, nor can either of them predict what effect such legislation or regulation might have. There can be no assurance that new legislation or regulation, including changes to existing laws and regulations, will not have an adverse effect on the Fund’s investment performance.
The enforceability of agreements governing hedging transactions may depend on compliance with applicable statutory and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. New or amended regulations may be imposed by the Commodity Futures Trading Commission (the “CFTC”), the SEC, the Federal Reserve, the European Union (the “EU”) or other financial regulators, other governmental or intergovernmental regulatory authorities or self-regulatory organizations that supervise the financial markets, and could adversely affect the Fund. In particular, the CFTC and the SEC are empowered to promulgate a variety of new rules pursuant to recently enacted financial reform legislation in the United States. The Fund also may be adversely affected by changes in the enforcement or interpretation of statutes and rules by these regulatory authorities or self-regulatory organizations.
Possible Risk of Conflicts
Possible Competition Between Portfolio Funds and Between the Fund and the Portfolio Funds.
The Portfolio Funds trade independently of each other and may pursue investment strategies that “compete” with each other for execution or that cause the Fund to participate in positions that offset each other (in which case the Fund would bear its pro rata share of commissions and fees without the potential for a profit). Also, the Fund’s investments in any particular Portfolio Fund could increase the level of competition for the same trades that other Portfolio Funds might otherwise make, including the priorities of order entry. This could make it difficult or impossible to take or liquidate a position in a particular security at a price consistent with the Adviser’s strategy.
Allocation of Investment Opportunities Risk.
The
Sub-Adviser,
directly or through its affiliates, may manage or advise multiple investment vehicles or accounts that have investment objectives that are similar to the Fund and that may seek to make investments or sell investments in the same securities or other instruments, sectors or strategies as the Fund. This may create potential conflicts, particularly in circumstances where the availability of such investment opportunities is limited or where the liquidity of such investment opportunities is limited. The results of the Fund’s investment activities may differ significantly from the results achieved by such other managed investment vehicles or accounts. It is possible that one or more of such vehicles or accounts will achieve investment results that are substantially more or less favorable than the results achieved by the Fund.
U.S. Federal Income Tax Matters
The Fund has elected to be treated and intends to qualify each year for taxation as a regulated investment company under Subchapter M of the Code. In order for the Fund to qualify as a regulated investment company, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain dividends. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements though there can be no guarantee that the Fund will do so, and there may also be certain scenarios where the Fund is unable to distribute all of its investment company taxable income and net capital gains in the form of dividends or capital gain dividends, in which case the Fund would become subject to U.S. federal income or excise tax. Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment plan. For U.S. federal income tax purposes, all dividends are generally taxable whether a shareholder takes them in cash or they are reinvested pursuant to the plan in additional shares of the Fund. The information above briefly summarizes some of the important federal income tax consequences to shareholders of investing in the Fund’s shares, reflects the federal tax law as of the date of this prospectus, is intended for U.S. shareholders, and does not address special tax rules applicable to certain types of investors, such as corporate, tax-exempt
and foreign investors. Investors should consult their tax advisors regarding other federal, state, local, or foreign tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes. See “U.S. Federal Income Tax Matters.”
Distribution Policy and Dividend Reinvestment Plan
The Fund’s distribution policy is to make quarterly distributions to shareholders. Unless a shareholder elects otherwise, the shareholder’s distributions will be reinvested in additional shares of the same class under the Fund’s dividend reinvestment plan. Shareholders who elect not to participate in the Fund’s dividend reinvestment plan will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). Effective October 1, 2026, the Fund’s distribution policy has been amended to change the frequency of distributions to shareholders from quarterly to semi-annual. See “Distribution Policy and Dividend Reinvestment Plan.”
Custodian
UMB Bank, n.a. (“Custodian”) serves as the Fund’s custodian. See “Management of the Fund.”

SUMMARY OF FUND EXPENSES
The following table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. “Other Expenses” are estimated for the current year and may vary. You may qualify for sales load discounts on purchases of Class A shares if you and your family invest, or agree to invest in the future, at least $100,000 in the Fund. More information about these and other discounts is available from your financial professional and in “Purchase Terms” starting on page 102 of this prospectus. More information about management fees, fee waivers and other expenses is available in “Management of the Fund” starting on page 79 of this prospectus. Actual fees and expenses may be greater or less than those shown.

Shareholder Transaction Expenses	Class A	Class C	Class I	Class L
Maximum Sales Load (as a percent of offering price)	5.75%	None	None	4.25%
Contingent Deferred Sales Charge 1	None	1.00%	None	None

Annual Expenses (as a percentage of net assets attributable to shares)
Management Fees	1.50%	1.50%	1.50%	1.50%
Interest Payments on Borrowed Funds 2	0.23%	0.24%	0.24%	0.21%
Other Expenses 3	0.46%	1.21%	0.21%	0.71%
Shareholder Servicing Expenses	0.25%	0.25%	None	0.25%
Distribution Fee 4	None	0.75%	None	0.25%
Remaining Other Expenses	0.21%	0.21%	0.21%	0.21%
Total Annual Expenses	2.19%	2.95%	1.95%	2.42%
Fee Waiver and/or Expense Reimbursement 5	(0.05)%	(0.05)%	(0.05)%	(0.05)%
Total Annual Expenses After Fee Waiver and/or Expense Reimbursement	2.14%	2.90%	1.90%	2.37%

1	Class C shareholders may be subject to a contingent deferred sales charge on shares repurchased during the first 365 days after their purchase.
2
“Interest payments on borrowed funds” is based on the interest rate currently in effect with respect to the Credit Facilities and includes the ongoing commitment fees payable under the terms of the Credit Facilities.

3
Other Expenses represents the Fund expenses as they are calculated in the Fund’s Annual Report. Other Expenses does not include the indirect fees and expenses of the Portfolio Funds in which the Fund invests. The Fund’s Other Expenses will increase as a percentage of the Fund’s average net assets if the Fund’s assets decrease. Actual fees and expenses may be greater or less than those shown. The expenses in this fee table may not correlate to the expense ratio in the Fund’s financial highlights due to certain adjustments.

4
Class C shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.75% of the average daily net assets attributable to Class C shares and is payable on a monthly basis. Class L shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.25% of the average daily net assets attributable to Class L shares and is payable on a monthly basis. See “Plan of Distribution.”

5
The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including offering expenses, but excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 1.91%, 2.66%, 1.66%, and 2.16% per annum of the Fund’s average daily net assets attributable to Class A shares, Class C shares, Class I shares and Class L shares, respectively (the “Expense Limitation”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses incurred not more than three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreem
ent
will
re
main in effect, at least until
May 31, 2027, unless and until the Board approves its modification or termination. This agreement may be terminated only by the Board on sixty (60) days’ written notice to the Adviser. After May 31, 2027, the Expense Limitation Agreement may be renewed at the Adviser’s discretion.

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged and shares earn a 5% annual return (the example assumes the Fund’s Expense Limitation Agreement will remain in effect for only one year):

Share Class	1 Year	3 Years	5 Years	10 Years
Class A	$78	$122	$168	$295
Class C	$29	$91	$155	$326
Class I	$19	$61	$105	$227
Class L	$65	$114	$166	$306
The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged, shares earn a 5% annual return (the example assumes the Fund’s Expense Limitation Agreement will remain in effect for only one year), and you redeemed your shares in full at the end of such period.

Share Class	1 Year		3 Years	5 Years	10 Years
Class C	$39	*	$91	$155	$326

*
If the Contingent Deferred Sales Charge applies. See “Contingent Deferred Sales Charge” under “Quarterly Repurchases of Shares.” If the Contingent Deferred Sales Charge does not apply, the hypothetical expenses you would pay on a $1,000 investment in Class C shares would be $29, assuming annual expenses attributable to shares remain unchanged, shares earn a 5% annual return, and you redeemed your shares in full at the end of the 1 Year period.

Shareholders who choose to participate in repurchase offers by the Fund will not incur a repurchase fee. However, if shareholders request that repurchase proceeds be paid by wire transfer, such shareholders will be assessed an outgoing wire transfer fee at prevailing rates charged by SS&C, which is currently $5. The purpose of the above table is to help a holder of shares understand the fees and expenses that such holder would bear directly or indirectly.
The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

FINANCIAL HIGHLIGHTS
The financial highlights table is intended to help you understand the Fund’s financial performance. The table below reflects the financial results for shares of the Fund. The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund’s financial statements, which have been audited by Cohen & Company, Ltd., an independent registered public accounting firm, whose report, along with this information and additional Fund performance and portfolio information, appears in the Fund’s Annual Report dated September 30, 2025. The financial data in the table, prior to the fiscal year ended September 30, 2023, was audited by another independent registered public accounting firm. To request the Fund’s Annual or Semi-Annual Report, please call
1-888-926-2688.
The table below sets forth financial data for one Class A share, one Class C share, one Class I share and one Class L share of beneficial interest outstanding throughout the period presented.

APOLLO DIVERSIFIED REAL ESTATE FUND – CLASS A	FINANCIAL HIGHLIGHTS

For a Share Outstanding Throughout the Years Presented

	For the Year Ended September 30, 2025	For the Year Ended September 30, 2024	For the Year Ended September 30, 2023	For the Year Ended September 30, 2022	For the Year Ended September 30, 2021
Net asset value, beginning of year	$25.88	$25.45	$28.93	$27.67	$24.93
INCOME FROM INVESTMENT OPERATIONS:
Net investment income (a)	0.20	0.25	0.48	0.35	0.39
Net realized and unrealized gain/(loss)	(0.33)	1.52	(2.53)	2.47	3.74

Total from investment operations	(0.13)	1.77	(2.05)	2.82	4.13

DISTRIBUTIONS:
From net investment income	—	(0.12)	—	(0.04)	(0.15)
From net realized gain on investments	(0.83)	—	—	(0.39)	(0.19)
Return of capital	(0.48)	(1.22)	(1.43)	(1.13)	(1.05)

Total distributions (b)	(1.31)	(1.34)	(1.43)	(1.56)	(1.39)

Net increase/(decrease) in net asset value	(1.44)	0.43	(3.48)	1.26	2.74

Net asset value, end of year	$24.44	$25.88	$25.45	$28.93	$27.67

TOTAL RETURN (c)	(0.47)%	7.18%	(7.27)%	10.19%	17.00%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of year (000s)	$445,827	$550,333	$640,222	$756,171	$719,324
Ratios to Average Net Assets (including interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements/recoupment of previously waived fees (d)	2.19%	2.49%	2.03%	1.98%	1.97%
Ratio of expenses to average net assets including fee waivers and reimbursements/recoupment of previously waived fees (d)	2.14%	2.48%	2.03%	1.98%	1.98%
Ratio of net investment income to average net assets including fee waivers and reimbursements (d)(e)	0.79%	0.99%	1.74%	1.16%	1.48%

	For the Year Ended September 30, 2025	For the Year Ended September 30, 2024	For the Year Ended September 30, 2023	For the Year Ended September 30, 2022	For the Year Ended September 30, 2021
Ratios to Average Net Assets (excluding interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements/recoupment of previously waived fees (d)	1.95%	1.92%	1.87%	1.87%	1.89%
Ratio of expenses to average net assets including fee waivers and reimbursements/recoupment of previously waived fees (d)	1.91%	1.91%	1.87%	1.87%	1.90%
Ratio of net investment income to average net assets excluding fee waivers and reimbursements (d)(e)	0.98%	1.55%	1.90%	1.27%	1.57%
Portfolio turnover rate	15%	15%	16%	19%	42%

(a)	Calculated using the average shares method.
(b)
Total distributions during a calendar year generally will be made from the Fund’s net investment income, net realized gains on investments and net unrealized gains on investments, if any. The portion of distributions paid not attributable to net investment income or net realized gains on investments, if any, is distributed from the Fund’s assets and is treated by shareholders as a nontaxable distribution (“Return of Capital”) for tax purposes. Return of capital is a tax concept, not an economic concept. The tax character of the Fund’s distributions, in isolation, does not reveal much information about whether the distributions are supported by the Fund’s returns. Reported distributions from net investment income and realized gains on investments are not an indication as to whether or not the Fund’s distributions are supported by the Fund’s returns. The characteristics of the Fund’s distributions may include net investment income and realized capital gains in years in which it incurs an economic loss due to unrealized losses not being recognized for tax purposes. A common method in which to determine if the Fund’s distributions are supported by economic returns is to examine the Fund’s Net Asset Value (“NAV”) over the course of a year. If the Fund’s NAV has increased, the Fund will have economically earned more than it has distributed, regardless of whether such distributions are reported as being from net investment income, net realized gains on investments or return of capital. If the Fund’s NAV decreases, the Fund will have distributed more than it has economically earned or it will have incurred an economic loss.

(c)
Total returns are for the period indicated. Total returns would have been lower/higher had certain expenses not been waived by the Adviser during the years ended September 30, 2021, 2024 and 2025. Returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Total returns do not include sales load.

(d)
The ratios of expenses to average net assets and net investment income to average net assets do not reflect the expenses of the underlying private real estate funds in which the Fund invests which typically range from 0.80% to 1.00% on an annual basis. However, the Fund invests in each underlying private real estate investment fund based upon the net asset value of each such fund which reflects the costs of investing in the applicable fund, including the management fee of the underlying fund and other operating expenses. The net asset value of each underlying private real estate investment fund is incorporated into the ratios described above.

(e)	Recognition of net investment income is affected by the timing and declaration of dividends by the underlying investments in which the Fund invests.

APOLLO DIVERSIFIED REAL ESTATE FUND – CLASS A	FINANCIAL HIGHLIGHTS

For a Share Outstanding Throughout the Years Presented

	For the Year Ended September 30, 2020	For the Year Ended September 30, 2019	For the Year Ended September 30, 2018	For the Year Ended September 30, 2017	For the Year Ended September 30, 2016
Net asset value, beginning of year	$27.36	$26.94	$26.65	$26.63	$25.97
INCOME FROM INVESTMENT OPERATIONS:
Net investment income (a)	0.38	0.39	0.38	0.28	0.24
Net realized and unrealized gain/(loss)	(1.46)	1.46	1.32	1.14	1.81

Total from investment operations	(1.08)	1.85	1.70	1.42	2.05

DISTRIBUTIONS:
From net investment income	(0.36)	—	—	—	(0.02)
From net realized gain on investments	—	(0.54)	(0.20)	(0.30)	(0.32)
Return of capital	(0.99)	(0.89)	(1.21)	(1.10)	(1.05)

Total distributions (b)	(1.35)	(1.43)	(1.41)	(1.40)	(1.39)

Net increase/(decrease) in net asset value	(2.43)	0.42	0.29	0.02	0.66

Net asset value, end of year	$24.93	$27.36	$26.94	$26.65	$26.63

TOTAL RETURN (c)	(3.96)%	7.05%	6.54%	5.47%	8.07%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of year (000s)	$735,511	$879,401	$714,880	$639,448	$510,251
Ratios to Average Net Assets (including interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements/recoupment of previously waived fees (d)	1.95%	1.94%	2.11%	2.29%	2.41%
Ratio of expenses to average net assets including fee waivers and reimbursements/recoupment of previously waived fees (d)	1.97%	1.96%	2.11%	2.23%	2.23%
Ratio of net investment income to average net assets including fee waivers and reimbursements (d)(e)	1.45%	1.43%	1.41%	1.06%	0.92%
Ratios to Average Net Assets (excluding interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements/recoupment of previously waived fees (d)	1.89%	1.89%	1.91%	1.97%	2.09%
Ratio of expenses to average net assets including fee waivers and reimbursements/recoupment of previously waived fees (d)	1.91%	1.91%	1.91%	1.91%	1.91%
Ratio of net investment income to average net assets excluding fee waivers and reimbursements (d)(e)	1.53%	1.50%	1.61%	1.31%	1.05%
Portfolio turnover rate	51%	22%	15%	11%	8%

(a)	Calculated using the average shares method.
(b)
Total distributions during a calendar year generally will be made from the Fund’s net investment income, net realized gains on investments and net unrealized gains on investments, if any. The portion of distributions paid not attributable to net investment income or net realized gains on investments, if any, is distributed from the Fund’s assets and is treated by shareholders as a nontaxable distribution (“Return of Capital”) for tax purposes. Return of capital is a tax concept, not an economic concept. The tax character of the Fund’s distributions, in isolation, does not reveal much information about whether the distributions are supported by the Fund’s returns. Reported distributions from net investment income and realized gains on investments are not an indication as to whether or not the Fund’s distributions are supported by the Fund’s returns. The Fund can have distributions from net investment income and realized capital gains in years in which it incurs an economic loss due to unrealized losses not being recognized for tax purposes. A common method in which to determine if the Fund’s distributions are supported by economic returns is to examine the Fund’s Net Asset Value (“NAV”) over the course of a year. If the Fund’s NAV has increased, the Fund will have economically earned more than it has distributed, regardless of whether such distributions are reported as being from net investment income, net realized gains on investments or return of capital. If the Fund’s NAV decreases, the Fund will have distributed more than it has economically earned or it will have incurred an economic loss.

(c)
Total returns are for the period indicated and do not reflect the impact of sales charge. Total returns would have been lower had certain expenses not been waived during the period. Returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(d)
The ratios of expenses to average net assets and net investment income to average net assets do not reflect the expenses of the underlying private real estate funds in which the Fund invests which typically range from 0.80% to 1.00% on an annual basis. However, the Fund invests in each underlying private real estate investment fund based upon the net asset value of each such fund which reflects the costs of investing in the applicable fund, including the management fee of the underlying fund and other operating expenses. The net asset value of each underlying private real estate investment fund is incorporated into the ratios described above.

(e)	Recognition of net investment income is affected by the timing and declaration of dividends by the underlying investment companies in which the Fund invests.

APOLLO DIVERSIFIED REAL ESTATE FUND – CLASS C	FINANCIAL HIGHLIGHTS

For a Share Outstanding Throughout the Years Presented

	For the Year Ended September 30, 2025	For the Year Ended September 30, 2024	For the Year Ended September 30, 2023	For the Year Ended September 30, 2022	For the Year Ended September 30, 2021
Net asset value, beginning of year	$24.17	$23.96	$27.44	$26.44	$24.00
INCOME FROM INVESTMENT OPERATIONS:
Net investment income (a)	0.01	0.06	0.26	0.12	0.18
Net realized and unrealized gain/(loss)	(0.31)	1.40	(2.39)	2.36	3.59

Total from investment operations	(0.30)	1.46	(2.13)	2.48	3.77

DISTRIBUTIONS:
From net investment income	—	(0.11)	—	(0.03)	(0.13)
From net realized gain on investments	(0.78)	—	—	(0.39)	(0.19)
Return of capital	(0.44)	(1.14)	(1.35)	(1.06)	(1.01)

Total distributions (b)	(1.22)	(1.25)	(1.35)	(1.48)	(1.33)

Net increase/(decrease) in net asset value	(1.52)	0.21	(3.48)	1.00	2.44

Net asset value, end of year	$22.65	$24.17	$23.96	$27.44	$26.44

TOTAL RETURN (c)	(1.23)%	6.32%	(7.95)%	9.38%	16.13%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of year (000s)	$332,354	$408,799	$469,153	$572,528	$513,220
Ratios to Average Net Assets (including interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements/recoupment of previously waived fees (d)	2.95%	3.25%	2.79%	2.73%	2.72%
Ratio of expenses to average net assets including fee waivers and reimbursements/recoupment of previously waived fees (d)	2.90%	3.23%	2.79%	2.73%	2.73%
Ratio of net investment income to average net assets including fee waivers and reimbursements (d)(e)	0.04%	0.24%	0.98%	0.41%	0.72%
Ratios to Average Net Assets (excluding interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements/recoupment of previously waived fees (d)	2.71%	2.68%	2.63%	2.62%	2.64%
Ratio of expenses to average net assets including fee waivers and reimbursements/recoupment of previously waived fees (d)	2.66%	2.66%	2.63%	2.62%	2.65%
Ratio of net investment income to average net assets excluding fee waivers and reimbursements (d)(e)	0.23%	0.80%	1.14%	0.52%	0.81%
Portfolio turnover rate	15%	15%	16%	19%	42%

(a)	Calculated using the average shares method.
(b)
Total distributions during a calendar year generally will be made from the Fund’s net investment income, net realized gains on investments and net unrealized gains on investments, if any. The portion of distributions paid not attributable to net investment income or net realized gains on investments, if any, is distributed from the Fund’s assets and is treated by shareholders as a nontaxable distribution (“Return of Capital”) for tax purposes. Return of capital is a tax concept, not an economic concept. The tax character of the Fund’s distributions, in isolation, does not reveal much information about whether the distributions are supported by the Fund’s returns. Reported distributions from net investment income and realized gains on investments are not an indication as to whether or not the Fund’s distributions are supported by the Fund’s returns. The characteristics of the Fund’s distributions may include net investment income and realized capital gains in years in which it incurs an economic loss due to unrealized losses not being recognized for tax purposes. A common method in which to determine if the Fund’s distributions are supported by economic returns is to examine the Fund’s Net Asset Value (“NAV”) over the course of a year. If the Fund’s NAV has increased, the Fund will have economically earned more than it has distributed, regardless of whether such distributions are reported as being from net investment income, net realized gains on investments or return of capital. If the Fund’s NAV decreases, the Fund will have distributed more than it has economically earned or it will have incurred an economic loss.

(c)
Total returns are for the period indicated. Total returns would have been lower/higher had certain expenses not been waived by the Adviser during the year ended September 30, 2021, 2024 and 2025. Returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Total return does not include sales load.

(d)
The ratios of expenses to average net assets and net investment income to average net assets do not reflect the expenses of the underlying private real estate funds in which the Fund invests which typically range from 0.80% to 1.00% on an annual basis. However, the Fund invests in each underlying private real estate investment fund based upon the net asset value of each such fund which reflects the costs of investing in the applicable fund, including the management fee of the underlying fund and other operating expenses. The net asset value of each underlying private real estate investment fund is incorporated into the ratios described above.

(e)	Recognition of net investment income is affected by the timing and declaration of dividends by the underlying investments in which the Fund invests.

APOLLO DIVERSIFIED REAL ESTATE FUND – CLASS C	FINANCIAL HIGHLIGHTS

For a Share Outstanding Throughout the Years Presented

	For the Year Ended September 30, 2020	For the Year Ended September 30, 2019	For the Year Ended September 30, 2018	For the Year Ended September 30, 2017	For the Year Ended September 30, 2016
Net asset value, beginning of year	$26.54	$26.33	$26.24	$26.42	$25.95
INCOME FROM INVESTMENT OPERATIONS:
Net investment income (a)	0.18	0.18	0.17	0.08	0.04
Net realized and unrealized gain/(loss)	(1.41)	1.42	1.31	1.12	1.82

Total from investment operations	(1.23)	1.60	1.48	1.20	1.86

DISTRIBUTIONS:
From net investment income	(0.35)	—	—	—	(0.03)
From net realized gain on investments	—	(0.52)	(0.20)	(0.30)	(0.32)
Return of capital	(0.96)	(0.87)	(1.19)	(1.08)	(1.04)

Total distributions (b)	(1.31)	(1.39)	(1.39)	(1.38)	(1.39)

Net increase/(decrease) in net asset value	(2.54)	0.21	0.09	(0.18)	0.47

Net asset value, end of year	$24.00	$26.54	$26.33	$26.24	$26.42

TOTAL RETURN (c)	(4.68)%	6.24%	5.76%	4.68%	7.30%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of year (000s)	$499,225	$536,289	$470,711	$445,191	$302,319
Ratios to Average Net Assets (including interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements/recoupment of previously waived fees (d)	2.71%	2.70%	2.86%	3.04%	3.18%
Ratio of expenses to average net assets including fee waivers and reimbursements/recoupment of previously waived fees (d)	2.72%	2.72%	2.86%	2.98%	2.98%
Ratio of net investment income to average net assets including fee waivers and reimbursements (d)(e)	0.71%	0.68%	0.66%	0.30%	0.17%
Ratios to Average Net Assets (excluding interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements/recoupment of previously waived fees (d)	2.65%	2.64%	2.66%	2.72%	2.86%
Ratio of expenses to average net assets including fee waivers and reimbursements/recoupment of previously waived fees (d)	2.66%	2.66%	2.66%	2.66%	2.66%
Ratio of net investment income to average net assets excluding fee waivers and reimbursements (d)(e)	0.78%	0.76%	0.86%	0.56%	0.29%
Portfolio turnover rate	51%	22%	15%	11%	8%

(a)	Calculated using the average shares method.
(b)
Total distributions during a calendar year generally will be made from the Fund’s net investment income, net realized gains on investments and net unrealized gains on investments, if any. The portion of distributions paid not attributable to net investment income or net realized gains on investments, if any, is distributed from the Fund’s assets and is treated by shareholders as a nontaxable distribution (“Return of Capital”) for tax purposes. Return of capital is a tax concept, not an economic concept. The tax character of the Fund’s distributions, in isolation, does not reveal much information about whether the distributions are supported by the Fund’s returns. Reported distributions from net investment income and realized gains on investments are not an indication as to whether or not the Fund’s distributions are supported by the Fund’s returns. The Fund can have distributions from net investment income and realized capital gains in years in which it incurs an economic loss due to unrealized losses not being recognized for tax purposes. A common method in which to determine if the Fund’s distributions are supported by economic returns is to examine the Fund’s Net Asset Value (“NAV”) over the course of a year. If the Fund’s NAV has increased, the Fund will have economically earned more than it has distributed, regardless of whether such distributions are reported as being from net investment income, net realized gains on investments or return of capital. If the Fund’s NAV decreases, the Fund will have distributed more than it has economically earned or it will have incurred an economic loss.

(c)
Total returns are for the period indicated and have not been annualized for periods less than a year and do not reflect the impact of the applicable sales charge. Total returns would have been lower had certain expenses not been waived during the period. Returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(d)
The ratios of expenses to average net assets and net investment income to average net assets do not reflect the expenses of the underlying private real estate funds in which the Fund invests which typically range from 0.80% to 1.00% on an annual basis. However, the Fund invests in each underlying private real estate investment fund based upon the net asset value of each such fund which reflects the costs of investing in the applicable fund, including the management fee of the underlying fund and other operating expenses. The net asset value of each underlying private real estate investment fund is incorporated into the ratios described above.

(e)	Recognition of net investment income is affected by the timing and declaration of dividends by the underlying investment companies in which the Fund invests.

APOLLO DIVERSIFIED REAL ESTATE FUND – CLASS I	FINANCIAL HIGHLIGHTS

For a Share Outstanding Throughout the Years Presented

	For the Year Ended September 30, 2025	For the Year Ended September 30, 2024	For the Year Ended September 30, 2023	For the Year Ended September 30, 2022	For the Year Ended September 30, 2021
Net asset value, beginning of year	$26.49	$25.98	$29.45	$28.10	$25.25
INCOME FROM INVESTMENT OPERATIONS:
Net investment income (a)	0.26	0.32	0.56	0.44	0.46
Net realized and unrealized gain/(loss)	(0.34)	1.56	(2.57)	2.49	3.80

Total from investment operations	(0.08)	1.88	(2.01)	2.93	4.26

DISTRIBUTIONS:
From net investment income	—	(0.12)	—	(0.05)	(0.15)
From net realized gain on investments	(0.84)	—	—	(0.39)	(0.19)
Return of capital	(0.50)	(1.25)	(1.46)	(1.14)	(1.07)

Total distributions (b)	(1.34)	(1.37)	(1.46)	(1.58)	(1.41)

Net increase/(decrease) in net asset value	(1.42)	0.51	(3.47)	1.35	2.85

Net asset value, end of year	$25.07	$26.49	$25.98	$29.45	$28.10

TOTAL RETURN (c)	(0.26)%	7.47%	(7.00)%	10.45%	17.31%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of year (000s)	$1,922,380	$2,417,747	$2,693,671	$3,125,198	$1,947,652
Ratios to Average Net Assets (including interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements/recoupment of previously waived fees (d)	1.95%	2.25%	1.78%	1.71%	1.72%
Ratio of expenses to average net assets including fee waivers and reimbursements/recoupment of previously waived fees (d)	1.90%	2.23%	1.78%	1.71%	1.73%
Ratio of net investment income to average net assets including fee waivers and reimbursements (d)(e)	1.03%	1.24%	1.99%	1.45%	1.72%
Ratios to Average Net Assets (excluding interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements/recoupment of previously waived fees (d)	1.71%	1.68%	1.62%	1.60%	1.65%
Ratio of expenses to average net assets including fee waivers and reimbursements/recoupment of previously waived fees (d)	1.66%	1.66%	1.62%	1.60%	1.66%
Ratio of net investment income to average net assets excluding fee waivers and reimbursements (d)(e)	1.23%	1.80%	2.15%	1.56%	1.80%
Portfolio turnover rate	15%	15%	16%	19%	42%

(a)	Calculated using the average shares method.
(b)
Total distributions during a calendar year generally will be made from the Fund’s net investment income, net realized gains on investments and net unrealized gains on investments, if any. The portion of distributions paid not attributable to net investment income or net realized gains on investments, if any, is distributed from the Fund’s assets and is treated by shareholders as a nontaxable distribution (“Return of Capital”) for tax purposes. Return of capital is a tax concept, not an economic concept. The tax character of the Fund’s distributions, in isolation, does not reveal much information about whether the distributions are supported by the Fund’s returns. Reported distributions from net investment income and realized gains on investments are not an indication as to whether or not the Fund’s distributions are supported by the Fund’s returns. The characteristics of the Fund’s distributions may include net investment income and realized capital gains in years in which it incurs an economic loss due to unrealized losses not being recognized for tax purposes. A common method in which to determine if the Fund’s distributions are supported by economic returns is to examine the Fund’s Net Asset Value (“NAV”) over the course of a year. If the Fund’s NAV has increased, the Fund will have economically earned more than it has distributed, regardless of whether such distributions are reported as being from net investment income, net realized gains on investments or return of capital. If the Fund’s NAV decreases, the Fund will have distributed more than it has economically earned or it will have incurred an economic loss.

(c)
Total returns are for the period indicated. Total returns would have been lower/higher had certain expenses not been waived by the Adviser during the years ended September 30, 2021, 2024 and 2025. Returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Total returns do not include sales load.

(d)
The ratios of expenses to average net assets and net investment income to average net assets do not reflect the expenses of the underlying private real estate funds in which the Fund invests which typically range from 0.80% to 1.00% on an annual basis. However, the Fund invests in each underlying private real estate investment fund based upon the net asset value of each such fund which reflects the costs of investing in the applicable fund, including the management fee of the underlying fund and other operating expenses. The net asset value of each underlying private real estate investment fund is incorporated into the ratios described above.

(e)	Recognition of net investment income is affected by the timing and declaration of dividends by the underlying investments in which the Fund invests.

APOLLO DIVERSIFIED REAL ESTATE FUND – CLASS I	FINANCIAL HIGHLIGHTS

For a Share Outstanding Throughout the Years Presented

	For the Year Ended September 30, 2020	For the Year Ended September 30, 2019	For the Year Ended September 30, 2018	For the Year Ended September 30, 2017	For the Year Ended September 30, 2016
Net asset value, beginning of year	$27.65	$27.16	$26.80	$26.71	$25.98
INCOME FROM INVESTMENT OPERATIONS:
Net investment income (a)	0.45	0.46	0.45	0.35	0.31
Net realized and unrealized gain/(loss)	(1.48)	1.48	1.33	1.15	1.82

Total from investment operations	(1.03)	1.94	1.78	1.50	2.13

DISTRIBUTIONS:
From net investment income	(0.37)	—	—	—	(0.03)
From net realized gain on investments	—	(0.55)	(0.20)	(0.30)	(0.32)
Return of capital	(1.00)	(0.90)	(1.22)	(1.11)	(1.05)

Total distributions (b)	(1.37)	(1.45)	(1.42)	(1.41)	(1.40)

Net increase/(decrease) in net asset value	(2.40)	0.49	0.36	0.09	0.73

Net asset value, end of year	$25.25	$27.65	$27.16	$26.80	$26.71

TOTAL RETURN (c)	(3.75)%	7.30%	6.81%	5.75%	8.35%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of year (000s)	$1,624,344	$1,473,477	$992,272	$657,954	$353,907
Ratios to Average Net Assets (including interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements/recoupment of previously waived fees (d)	1.71%	1.70%	1.86%	2.04%	2.17%
Ratio of expenses to average net assets including fee waivers and reimbursements/recoupment of previously waived fees (d)	1.72%	1.71%	1.86%	1.97%	1.98%
Ratio of net investment income to average net assets including fee waivers and reimbursements (d)(e)	1.71%	1.69%	1.67%	1.31%	1.16%
Ratios to Average Net Assets (excluding interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements/recoupment of previously waived fees (d)	1.65%	1.65%	1.66%	1.73%	1.85%
Ratio of expenses to average net assets including fee waivers and reimbursements/recoupment of previously waived fees (d)	1.66%	1.66%	1.66%	1.66%	1.66%
Ratio of net investment income to average net assets excluding fee waivers and reimbursements (d)(e)	1.79%	1.76%	1.87%	1.55%	1.30%
Portfolio turnover rate	51%	22%	15%	11%	8%

(a)	Calculated using the average shares method.
(b)
Total distributions during a calendar year generally will be made from the Fund’s net investment income, net realized gains on investments and net unrealized gains on investments, if any. The portion of distributions paid not attributable to net investment income or net realized gains on investments, if any, is distributed from the Fund’s assets and is treated by shareholders as a nontaxable distribution (“Return of Capital”) for tax purposes. Return of capital is a tax concept, not an economic concept. The tax character of the Fund’s distributions, in isolation, does not reveal much information about whether the distributions are supported by the Fund’s returns. Reported distributions from net investment income and realized gains on investments are not an indication as to whether or not the Fund’s distributions are supported by the Fund’s returns. The Fund can have distributions from net investment income and realized capital gains in years in which it incurs an economic loss due to unrealized losses not being recognized for tax purposes. A common method in which to determine if the Fund’s distributions are supported by economic returns is to examine the Fund’s Net Asset Value (“NAV”) over the course of a year. If the Fund’s NAV has increased, the Fund will have economically earned more than it has distributed, regardless of whether such distributions are reported as being from net investment income, net realized gains on investments or return of capital. If the Fund’s NAV decreases, the Fund will have distributed more than it has economically earned or it will have incurred an economic loss.

(c)
Total returns are for the period indicated and have not been annualized for periods less than a year and do not reflect the impact of the applicable sales charge. Total returns would have been lower had certain expenses not been waived during the period. Returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(d)
The ratios of expenses to average net assets and net investment income to average net assets do not reflect the expenses of the underlying private real estate funds in which the Fund invests which typically range from 0.80% to 1.00% on an annual basis. However, the Fund invests in each underlying private real estate investment fund based upon the net asset value of each such fund which reflects the costs of investing in the applicable fund, including the management fee of the underlying fund and other operating expenses. The net asset value of each underlying private real estate investment fund is incorporated into the ratios described above.

(e)	Recognition of net investment income is affected by the timing and declaration of dividends by the underlying investment companies in which the Fund invests.

APOLLO DIVERSIFIED REAL ESTATE FUND – CLASS L	FINANCIAL HIGHLIGHTS

For a Share Outstanding Throughout the Years Presented

	For the Year Ended September 30, 2025	For the Year Ended September 30, 2024	For the Year Ended September 30, 2023	For the Year Ended September 30, 2022	For the Year Ended September 30, 2021
Net asset value, beginning of year	$25.45	$25.09	$28.58	$27.40	$24.74
INCOME FROM INVESTMENT OPERATIONS:
Net investment income (a)	0.14	0.19	0.41	0.27	0.32
Net realized and unrealized gain/(loss)	(0.32)	1.48	(2.49)	2.45	3.71

Total from investment operations	(0.18)	1.67	(2.08)	2.72	4.03

DISTRIBUTIONS:
From net investment income	—	(0.11)	—	(0.04)	(0.14)
From net realized gain on investments	(0.82)	—	—	(0.39)	(0.19)
Return of capital	(0.47)	(1.20)	(1.41)	(1.11)	(1.04)

Total distributions (b)	(1.29)	(1.31)	(1.41)	(1.54)	(1.37)

Net increase/(decrease) in net asset value	(1.47)	0.36	(3.49)	1.18	2.66

Net asset value, end of year	$23.98	$25.45	$25.09	$28.58	$27.40

TOTAL RETURN (c)	(0.69)%	6.91%	(7.46)%	9.93%	16.75%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of year (000s)	$69,575	$79,780	$86,118	$100,675	$88,449
Ratios to Average Net Assets (including interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements/recoupment of previously waived fees (d)	2.42%	2.73%	2.27%	2.21%	2.21%
Ratio of expenses to average net assets including fee waivers and reimbursements/recoupment of previously waived fees (d)	2.37%	2.73%	2.27%	2.21%	2.21%
Ratio of net investment income to average net assets including fee waivers and reimbursements (d)(e)	0.57%	0.75%	1.50%	0.93%	1.24%
Ratios to Average Net Assets (excluding interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements/recoupment of previously waived fees (d)	2.18%	2.15%	2.11%	2.10%	2.13%
Ratio of expenses to average net assets including fee waivers and reimbursements/recoupment of previously waived fees (d)	2.13%	2.15%	2.11%	2.10%	2.13%
Ratio of net investment income to average net assets excluding fee waivers and reimbursements (d)(e)	0.76%	1.33%	1.66%	1.04%	1.32%
Portfolio turnover rate	15%	15%	16%	19%	42%

(a)	Calculated using the average shares method.
(b)
Total distributions during a calendar year generally will be made from the Fund’s net investment income, net realized gains on investments and net unrealized gains on investments, if any. The portion of distributions paid not attributable to net investment income or net realized gains on investments, if any, is distributed from the Fund’s assets and is treated by shareholders as a nontaxable distribution (“Return of Capital”) for tax purposes. Return of capital is a tax concept, not an economic concept. The tax character of the Fund’s distributions, in isolation, does not reveal much information about whether the distributions are supported by the Fund’s returns. Reported distributions from net investment income and realized gains on investments are not an indication as to whether or not the Fund’s distributions are supported by the Fund’s returns. The characteristics of the Fund’s distributions may include net investment income and realized capital gains in years in which it incurs an economic loss due to unrealized losses not being recognized for tax purposes. A common method in which to determine if the Fund’s distributions are supported by economic returns is to examine the Fund’s Net Asset Value (“NAV”) over the course of a year. If the Fund’s NAV has increased, the Fund will have economically earned more than it has distributed, regardless of whether such distributions are reported as being from net investment income, net realized gains on investments or return of capital. If the Fund’s NAV decreases, the Fund will have distributed more than it has economically earned or it will have incurred an economic loss.

(c)
Total returns are for the period indicated. Total returns would have been lower had certain expenses not been waived by the Adviser during the year ended September 30, 2025. Returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Total return does not include sales load.

(d)
The ratios of expenses to average net assets and net investment income to average net assets do not reflect the expenses of the underlying private real estate funds in which the Fund invests which typically range from 0.80% to 1.00% on an annual basis. However, the Fund invests in each underlying private real estate investment fund based upon the net asset value of each such fund which reflects the costs of investing in the applicable fund, including the management fee of the underlying fund and other operating expenses. The net asset value of each underlying private real estate investment fund is incorporated into the ratios described above.

(e)	Recognition of net investment income is affected by the timing and declaration of dividends by the underlying investments in which the Fund invests.

APOLLO DIVERSIFIED REAL ESTATE FUND – CLASS L	FINANCIAL HIGHLIGHTS

For a Share Outstanding Throughout the Years Presented

	For the Year Ended September 30, 2020	For the Year Ended September 30, 2019	For the Year Ended September 30, 2018	For the Period Ended September 30, 2017 (a)
Net asset value, beginning of year	$27.22	$26.87	$26.64	$26.63
INCOME FROM INVESTMENT OPERATIONS:
Net investment income (b)	0.31	0.33	0.32	0.12
Net realized and unrealized gain/(loss)	(1.45)	1.45	1.32	0.59

Total from investment operations	(1.14)	1.78	1.64	0.71

DISTRIBUTIONS:
From net investment income	(0.35)	—	—	—
From net realized gain on investments	—	(0.54)	(0.20)	(0.15)
Return of capital	(0.99)	(0.89)	(1.21)	(0.55)

Total distributions (c)	(1.34)	(1.43)	(1.41)	(0.70)

Net increase/(decrease) in net asset value	(2.48)	0.35	0.23	0.01

Net asset value, end of year	$24.74	$27.22	$26.87	$26.64

TOTAL RETURN (d)	(4.20)%	6.77%	6.30%	2.70%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of year or period (000s)	$78,213	$100,151	$45,853	$13,833
Ratios to Average Net Assets (including interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements/recoupment of previously waived fees (e)	2.20%	2.19%	2.34%	2.44	% (f)
Ratio of expenses to average net assets including fee waivers and reimbursements/recoupment of previously waived fees (e)	2.20%	2.19%	2.35%	2.39	% (f)
Ratio of net investment income to average net assets including fee waivers and reimbursements (e)(g)	1.19%	1.23%	1.19%	1.05	% (f)
Ratios to Average Net Assets (excluding interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements/recoupment of previously waived fees (e)	2.14%	2.14%	2.16%	2.21	% (f)
Ratio of expenses to average net assets including fee waivers and reimbursements/recoupment of previously waived fees (e)	2.14%	2.14%	2.16%	2.16	% (f)
Ratio of net investment income to average net assets excluding fee waivers and reimbursements (e)(g)	1.25%	1.28%	1.39%	1.23	% (f)
Portfolio turnover rate	51%	22%	15%	11	% (h)

(a)	The Fund’s Class L shares commenced operations on April 25, 2017.
(b)	Calculated using the average shares method.

(c)
Total distributions during a calendar year generally will be made from the Fund’s net investment income, net realized gains on investments and net unrealized gains on investments, if any. The portion of distributions paid not attributable to net investment income or net realized gains on investments, if any, is distributed from the Fund’s assets and is treated by shareholders as a nontaxable distribution (“Return of Capital”) for tax purposes. Return of capital is a tax concept, not an economic concept. The tax character of the Fund’s distributions, in isolation, does not reveal much information about whether the distributions are supported by the Fund’s returns. Reported distributions from net investment income and realized gains on investments are not an indication as to whether or not the Fund’s distributions are supported by the Fund’s returns. The Fund can have distributions from net investment income and realized capital gains in years in which it incurs an economic loss due to unrealized losses not being recognized for tax purposes. A common method in which to determine if the Fund’s distributions are supported by economic returns is to examine the Fund’s Net Asset Value (“NAV”) over the course of a year. If the Fund’s NAV has increased, the Fund will have economically earned more than it has distributed, regardless of whether such distributions are reported as being from net investment income, net realized gains on investments or return of capital. If the Fund’s NAV decreases, the Fund will have distributed more than it has economically earned or it will have incurred an economic loss.

(d)
Total returns are for the period indicated and have not been annualized for periods less than a year and do not reflect the impact of sales charge. Total returns would have been lower had certain expenses not been waived during the period. Returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(e)
The ratios of expenses to average net assets and net investment income to average net assets do not reflect the expenses of the underlying private real estate funds in which the Fund invests which typically range from 0.80% to 1.00% on an annual basis. However, the Fund invests in each underlying private real estate investment fund based upon the net asset value of each such fund which reflects the costs of investing in the applicable fund, including the management fee of the underlying fund and other operating expenses. The net asset value of each underlying private real estate investment fund is incorporated into the ratios described above.

(f)	Annualized.
(g)	Recognition of net investment income is affected by the timing and declaration of dividends by the underlying investment companies in which the Fund invests.
(h)	Portfolio turnover rate for periods less than one full year has not been annualized and is calculated at the Fund level.

APOLLO DIVERSIFIED REAL ESTATE FUND	FINANCIAL HIGHLIGHTS

For a Share Outstanding Throughout the Years Presented
Information about the Fund’s senior securities is shown in the following table:

	For the Year Ended September 30, 2025	For the Year Ended September 30, 2024	For the Year Ended September 30, 2023	For the Year Ended September 30, 2022	For the Year Ended September 30, 2021
Lines of Credit Total Amount Outstanding (000’s)	$42,000	$399,200	$211,750	$172,750	$139,000
Asset Coverage Per $1,000 of Lines of Credit Outstanding (a)	$88,825	$12,284	$24,755	$35,648	$32,691

	For the Year Ended September 30, 2020	For the Year Ended September 30, 2019	For the Year Ended September 30, 2018	For the Year Ended September 30, 2017	For the Year Ended September 30, 2016
Lines of Credit Total Amount Outstanding (000’s)	- N/A	- N/A	- N/A	$69,500	$214,500
Asset Coverage Per $1,000 of Lines of Credit Outstanding (a)	- N/A	- N/A	- N/A	$27,956	$6,438

(a)
Calculated by subtracting the Fund’s total liabilities (excluding the indebtedness represented by the Lines of Credit) from the Fund’s total assets and dividing by the total amount outstanding on the Lines of Credit. The Asset Coverage ratio is then multiplied by $1,000 to determine the “Asset Coverage Per $1,000 of
Lines
of Credit Outstanding.”

USE OF PROCEEDS
The net proceeds of the continuous offering of shares, after payment of any applicable sales load, will be invested in accordance with the Fund’s investment objective and policies (as stated below) as soon as practicable
after receipt. The Fund will pay offering expenses incurred with respect to its continuous offering. Pending investment of the net proceeds in accordance with the Fund’s investment objective and policies, the Fund will invest in money market or short-term fixed income mutual funds. Investors should expect, therefore, that, before the Fund has fully invested the proceeds of the offering in accordance with its investment objective and policies, the Fund’s assets would earn interest income at a modest rate.

THE FUND
The Fund is a continuously offered, diversified,
closed-end
management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on November 5, 2013. The Fund’s principal office is located at 9 West 57th Street, New York, NY 10019, and its telephone number is
1-888-926-2688.

OFFERING OF FUND SHARES
The Fund, as noted above, is a diversified,
closed-end
management investment company registered as such under the 1940 Act. The Fund is operated as an interval fund pursuant to Rule
23c-3
under the 1940 Act. The offering of the classes of shares of beneficial interest of the Fund is conducted on a continuous basis in accordance with the terms set forth in this prospectus and in accordance with U.S. securities laws. The offering for this Fund is not intended as a public offer in any jurisdiction outside of the United States, and, as such, the Fund is not publicly registered with any authority(ies) located outside of the United States. No sale of any class of shares of beneficial interest of the Fund will be made in any jurisdiction in which such sale is not authorized or permitted by an exemption, and no such sale will be made to any person to whom it is unlawful to make any such sale.

INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES
Investment Objective and Policies
The Fund’s investment objective is to generate a total return comprised of both current income and capital appreciation with moderate volatility and low correlation to the broader markets.
The Fund pursues its investment objective through a multi-strategy approach, investing across both private and public real estate-related markets. With access to the broad spectrum of Apollo’s real estate platform, the Fund employs a dynamic and flexible asset allocation process, investing across a range of real estate-related assets, including but not limited to Apollo-originated hybrid credit investments, Apollo-originated equity investments, secondaries and other private investments and public securities. The Fund’s allocation across each of these investment mandates may vary from time to time.

•
Apollo-Originated Hybrid Credit Investments
. Apollo-originated hybrid credit investments targeting the real estate industry and related opportunities, including real assets and other asset-backed businesses through, but not limited to, whole loans, mezzanine, preferred equity and structured credit, secured by hard assets or contracted cash flows.

•	Apollo-Originated Equity Investments. Apollo-originated equity investments targeting the real estate industry and related opportunities, including real assets and other asset-backed businesses.

•
Secondaries and Other Private Investments
. Private investments in third-party funds and secondaries across real estate-related industries, including traditional real estate, real assets and other asset-backed opportunities.

•	Public Securities . Total return-oriented public markets portfolio across listed real estate, real assets, asset-backed securities and liquid real estate credit.
The Fund executes its investment strategy primarily by seeking to invest in a diversified portfolio of high-conviction debt and equity investments in both private and public real estate securities. The Fund’s investments in real estate securities may be secured by hard assets, which are physical assets with secondary resale value, including inventory, machinery, equipment, land, infrastructure, and certain energy generation assets, among other things, and assets with long-term contracted cash flows. The Fund’s investments in real estate securities may be newly originated, including by Apollo, or purchased in privately negotiated transactions on the secondary markets.
In certain circumstances or market environments, the Fund may reduce its investment in real estate securities and hold a larger position in cash or cash equivalents. The Fund concentrates investments in the real estate industry, meaning that under normal circumstances, it invests over 25% of its assets in real estate securities.
Under normal circumstances, at least 80% of the Fund’s net assets plus borrowings for investment purposes will be invested in real estate securities. The Fund defines “real estate securities” to include Real Estate Debt Investments (as defined below) and Real Estate Equity Investments (as defined below) (together, “Real Estate Investments”).
“Real Estate Debt Investments” includes debt investments, including, but not limited to, (i) fixed income securities of any credit quality, maturity or duration (including high-yield (“junk”) debt and non-convertible
secured or unsecured debt), floating rate securities (including, but not limited to, senior loans or structured credit), mezzanine loans,
B-notes
and levered or unlevered loans issued to real estate-related companies and (ii) structured debt products such as commercial mortgage-backed securities (“CMBS”), residential mortgage-backed securities (“RMBS”), collateralized loan obligations (“CLOs”) and other structured products collateralized by real estate, real estate securities or real estate-related companies.

“Real Estate Equity Investments” includes equity and equity-like investments, including, but not limited to, common stock, partnership or similar interests, convertible or non-convertible
preferred stock, and convertible or
non-convertible
secured or unsecured debt issued by: (i) private real estate-related companies, (ii) public real estate-related companies; (iii) private, institutional real estate investment funds managed by institutional investment managers, which are treated as real estate investment trusts (“REITs”) for tax purposes (“Private REITs”); (iv) publicly traded REITs (“Public REITs”); (v) publicly traded real estate operating companies (“Public REOCs”); and (vi) exchange traded funds (“ETFs”), index mutual funds (“Index Funds”) and other investment vehicles such as closed-end
funds, mutual funds and unregistered investment funds that invest principally, directly or indirectly, in real estate, real estate securities or real estate-related companies.
The Fund may invest in real estate securities either directly or indirectly through investment vehicles. Shareholders will pay a pro rata share of asset-based and performance fees associated with the Fund’s underlying investments, including its Private REITs, Public REITs, Public REOCs, ETFs, Index Funds, and other investment vehicles such as closed-end
funds, mutual funds and unregistered investment funds that invest principally, directly or indirectly, in real estate, real estate securities or real estate-related companies (together, the “Portfolio Funds” and each, a “Portfolio Fund”). A select number of Portfolio Funds in which the Fund may invest may charge a performance fee.
The Fund defines “real estate-related companies” as any company which (i) operates within the real estate industry or engages in activities relating to the ownership, construction, financing, management, servicing or sale of real estate; (ii) owns assets in, devotes assets to, or derives value from, real estate, real estate securities or real estate-related businesses (including, but not limited to, asset-backed businesses, such as infrastructure, data centers, wireless towers, development rights, air rights, mineral rights, ground leases, agriculture, recreational facilities, easements, hospitality, transportation and other real assets); or (iii) is a pooled investment vehicle that primarily invests in the foregoing companies or is otherwise designed primarily to provide exposure to real estate assets.
The Fund intends to count the value of any money market funds, cash, other cash equivalents or U.S. Treasury securities with remaining maturities of one year or less that cover unfunded commitments to invest equity in private funds, including Private REITs, or special purpose vehicles controlled by unaffiliated general partners that will acquire real estate securities, in each case that the Fund reasonably expects to be called in the future, as qualifying real estate securities for purposes of its 80% policy.
The Fund may invest in debt securities of any duration, maturity, or credit quality, including high yield securities. The Fund may also invest in issuers in foreign and emerging markets.
The Fund’s real estate industry concentration policy is fundamental and may not be changed without shareholder approval. The SAI contains a list of all of the fundamental and non-fundamental
investment policies of the Fund, under the heading “Investment Objective and Policies.”
Credit Facilities & Securities Lending
The Fund has entered into the Credit Facilities for the purpose of investment purchases subject to the limitations of the 1940 Act for borrowings.
As collateral for the Credit Facilities, the Fund grants the Banks a first position security interest in and lien on securities of any kind or description held by the Fund in the collateral accounts.
The BNP Credit Facility also permits, subject to certain conditions, BNP to rehypothecate portfolio securities pledged by the Fund up to the amount of the loan balance outstanding. The Fund continues to receive dividends and interest on rehypothecated securities. The Fund also has the right under the BNP Credit Facility to recall the rehypothecated securities from BNP on demand. If BNP fails to deliver the recalled security in a timely manner, the

Fund will be compensated by BNP for any fees or losses related to the failed delivery or, in the event a recalled security will not be returned by BNP, the Fund, upon notice to BNP, may reduce the loan balance outstanding by the amount of the recalled security failed to be returned. The Fund may not benefit from any future appreciation of any such security not returned to the Fund. The Fund may receive a portion of the fees earned by BNP in connection with the rehypothecation of portfolio securities. This rehypothecation provision of the BNP Credit Facility is intended to permit the Fund to reduce the cost of its borrowings under the BNP Credit Facility.
The SAI contains a list of the fundamental (those that may not be changed without a shareholder vote) and non-fundamental
investment policies of the Fund under the heading “Investment Objective and Policies.”
Fund’s Target Investment Portfolio
The Fund executes its investment strategy primarily by seeking to invest in a diversified portfolio of high-conviction Real Estate Investments. The Fund may make Real Estate Investments either directly or indirectly. The Fund expects to primarily invest in Real Estate Investments that are originated by Apollo. Utilizing Apollo’s platform, the Adviser engages in a process of sourcing, screening, pricing, reviewing, selecting and monitoring of potential Real Estate Investments for the Fund with an emphasis on downside protection. The Adviser leverages the Apollo platform to conduct both fundamental and quantitative analyses of the Real Estate Investment universe, focusing on location, property condition, loan structure, and sponsor quality, among other factors. The term “high-conviction” refers to Real Estate Investments that the Adviser has identified as likely providing above average risk adjusted returns based on information provided through the Adviser’s selection process.
The Adviser employs a regimen of quantitative and qualitative criteria in its selection process to arrive at a universe of investments that the Adviser considers to be high conviction. By combining historical quantitative analysis with a sound knowledge of key qualitative attributes, the Adviser will evaluate a prospective investment’s potential for generating sustainable, positive, risk-adjusted returns to capture market upside while mitigating downside risk across varying market conditions.
The Fund may also invest in Real Estate Investments through Portfolio Funds managed by unaffiliated asset managers. The Fund may make primary investments in newly formed Portfolio Funds or may invest in Portfolio Funds acquired in privately negotiated investments from (a) Traditional Secondary Investments and/or
(b) Non-Traditional
Secondary Investments. With respect to selecting the Portfolio Funds in which the Fund invests, the Adviser considers various inputs, including quantitative and qualitative assessments of the management team and its track record, property evaluation and structure, and other information that is typically not available to an individual investor to capture market upside while mitigating downside risk across varying market conditions. Identifying and gaining access to high quality private market sponsors and building an appropriately diversified portfolio are essential elements to consistently realizing the return enhancing benefits of private equity and private markets. The Adviser believes it has successfully established long-term relationships with established, leading private market sponsors, and has identified emerging groups with differentiated opportunities and significant potential to enhance returns.
Under normal circumstances, the Fund may invest, to a lesser extent, in publicly traded securities, such as common and preferred stocks of real estate-related companies, investments in Public REITs, liquid real estate credit investments, structured credit instruments and asset-backed securities, listed real estate and infrastructure, ETFs and Index Funds.
Real Estate Debt Investments
The Fund may invest in real estate debt investments, including commercial real estate loans and other real estate-related securities. The Fund may originate or otherwise directly invest in privately issued real estate debt. The Fund’s investments in privately issued real estate debt typically will consist of senior debt and subordinated debt with no target maturity and across a mix of fixed and floating rate interest payments.

CLOs.
A CLO is a type of structured product that issues securities collateralized by a pool of loans, which may include, among others, domestic and foreign senior secured loans, senior unsecured loans, second lien loans, and subordinate corporate loans. The underlying loans may be rated below investment grade by a rating agency. A CLO is not merely a conduit to a portfolio of loans; it is a pooled investment vehicle that may be actively managed by the collateral manager.
CMBS.
CMBS include securities that reflect an interest in, and are secured by, mortgage loans on commercial real property. Many of the risks of investing in CMBS reflect the risks of investing in the real estate securing the underlying mortgage loans. These risks reflect the effects of local and other economic conditions on real estate markets, the ability of tenants to make loan payments and the ability of a property to attract and retain tenants. CMBS may be less liquid and exhibit greater price volatility than other types of mortgage- or asset-backed instruments.
RMBS.
RMBS include securities that reflect an interest in, and are secured by, mortgage loans on residential real property. Similar to the risks of investing in CMBS, many of the risks of investing in RMBS reflect the risks of investing in the real estate securing the underlying mortgage loans. RMBS are particularly susceptible to prepayment risks, as residential mortgage loans generally do not impose prepayment penalties.
B-Notes.
 The Fund may invest in
B-Notes.
A
B-Note
is a mortgage loan typically (i) secured by a first mortgage on a single large commercial property or group of related properties and (ii) subordinated to an
A-Note
secured by the same first mortgage on the same collateral.
Mezzanine Loans.
The Fund may invest in mezzanine loans that take the form of subordinated loans secured by a pledge of the ownership interests of either the entity owning the real property or an entity that owns (directly or indirectly) the interest in the entity owning the real property.
Levered Loans.
 Levered loans are loans made to companies whose creditworthiness is speculative and is rated below investment grade by the major credit rating agencies, or determined to be of comparable quality by the Adviser. Levered loans are privately negotiated between a corporate borrower and one or more financial institutions and made available for investment in the bank loan market.
Reverse Repurchase Agreements.
 The Fund may enter into reverse repurchase agreements, which are forms of borrowing. In a reverse repurchase agreement, the Fund sells a security to a securities dealer or bank for cash and also agrees to repurchase the same security at an agreed upon price on an agreed upon date. Reverse repurchase agreements expose the Fund to credit risk (that is, the risk that the counterparty will fail to resell the security to the Fund). Engaging in reverse repurchase agreements also may involve the use of leverage, in that the Fund may reinvest the cash it receives in additional securities.
Under a reverse repurchase agreement, the Fund sells securities to a bank or broker dealer and agrees to repurchase the securities at a mutually agreed future date and price. Generally, the effect of a reverse repurchase agreement is that the Fund can recover and reinvest all or most of the cash invested in the portfolio securities involved during the term of the agreement and still be entitled to the returns associated with those portfolio securities, thereby resulting in a transaction similar to a borrowing and giving rise to leverage for the Fund. The Fund will incur interest expense as a cost of utilizing reverse repurchase agreements. In the event the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, the Fund’s use of the proceeds of the agreement may be restricted pending a determination by the other party, or its trustee or receiver, whether to enforce the Fund’s obligation to repurchase the securities.

Real Estate Equity Investments
The Fund may invest in real estate equity investments, including investments in real estate-related companies. The Fund may originate or otherwise directly invest in privately issued real estate equity positions, and may also invest in public equity with exposure to real estate-related companies. The Fund will also seek to gain exposure to the equity of private real estate-related companies through investments in Portfolio Funds.
Equity Investments in
Private and Public Real Estate-Related Companies.
The Fund may invest in private or public companies through privately negotiated transactions, which will generally involve equity-related finance intended to bring about some kind of change in an operating company (e.g., providing growth capital, recapitalizing a company or financing an acquisition).
The Adviser also seeks to identify
co-investment
opportunities that it believes could provide high risk-adjusted returns. The Adviser is flexible in its approach, actively searching for co-investment
opportunities across a number of potential sources.
Secondary Investments.
Traditional Secondary Investments involve the purchase of a limited partner (or similar) interest from a pre-existing
investor in a fund or vehicle that generally is not accepting new primary investments. The purchaser assumes the rights (including the distributions) and obligations (including indemnities, capital commitments and other requirements to contribute capital) in the Portfolio Fund(s) previously applicable to the seller. Such transactions may involve the acquisition of a single Portfolio Fund interest or a much larger portfolio of interests in underlying Portfolio Funds managed by a single underlying sponsor or a number of different underlying sponsors.
Non-Traditional
Secondary Investments involve the acquisition of existing private investments and/or assets, and often require a bespoke structure that may include the creation of new vehicles or securities.
Non-Traditional
Secondary Investments can take many forms including what are commonly referred to as continuation vehicles, general partner-led
multi-asset secondaries, general
partner-led
direct or single-asset secondaries, portfolio or team spinouts / carveouts, and preferred fund finance solutions, among others.
Private Portfolio Funds.
Private Portfolio Funds are investment funds that invest primarily in real estate or real estate debt and are managed by institutional investment managers with expertise in investing in real estate and real estate-related securities. Due to sizable minimum investment requirements and selective investor qualification criteria, many private Portfolio Funds limit their direct investors to mainly institutions such as endowments and pension funds. The Fund allows investors to gain access to private Portfolio Funds that may not otherwise be available to individual investors. Further, due to the Fund’s multi-manager, multi-sector, and multi-strategy approach, investors can gain access to a broad range of strategies and sectors in real estate and real estate-related securities.
REITs.
The Fund may invest in REITs, both directly and through its investments in Portfolio Funds. REITs are investment vehicles that invest primarily in income-producing real estate or mortgages and other real estate-related loans or interests. Public REITs are listed on major stock exchanges, such as the NYSE and NASDAQ.
REOCs.
The Fund may invest in REOCs, both directly and through its investments in Private REITs. REOCs are companies that invest in real estate and whose shares trade on a public exchange. A REOC is similar to a REIT, except that a REOC will reinvest its earnings, rather than distributing them to unit holders as REITs do.
Exchange Traded Funds.
ETFs are traded similarly to stocks and listed on major stock exchanges. Potential benefits of ETFs include diversification, cost and tax efficiency, liquidity, marginability, utility for hedging, the ability to go long and short, and (in some cases) quarterly dividends. An ETF may attempt to track a particular market segment or index.

Index Funds.
An Index Fund is a mutual fund with an investment objective of seeking to replicate the performance of a specific securities index, such as the National Association of Real Estate Investment Trusts (NAREIT) Index or the MSCI REIT Index. Index Funds are typically not actively managed, and potential benefits include low operating expenses, broad market exposure and low portfolio turnover.
Other Investment Vehicles.
The Fund may make investments in other investment vehicles such as closed-end
funds, mutual funds and unregistered funds that invest principally, directly or indirectly, in real estate. Shares of closed-end
funds are typically listed for trading on major stock exchanges and, in some cases, may be traded in other over-the-counter
markets.
Apollo Real Estate Platform Overview
Apollo is a leading global investor and lender across the real estate risk spectrum, with more than $120 billion in real estate assets under management as of September 30, 2025. The platform spans equity, credit, and hybrid strategies. With over 16 years of investment experience, Apollo’s real estate platform includes opportunistic, value-add,
core-plus, net lease, and income-oriented vehicles, as well as a substantial presence in commercial real estate lending. The platform is supported by more than 290 dedicated real estate investment professionals across North America, Europe, and Asia, and is integrated into Apollo’s broader global footprint of 3,400+ employees in 24 offices. Apollo’s real estate activities benefit from institutional infrastructure and cross-platform coordination with its credit, private equity, and insurance businesses, enabling differentiated sourcing, execution, and capital solutions at scale.
Apollo’s real estate equity strategy is defined by thematic investing, operational intensity, and sector expertise. The firm has executed complex transactions across traditional and specialty property sectors, including residential and industrial, through multiple market cycles. On the credit side, Apollo is a market leader in commercial real estate lending, focused on directly originated senior and subordinate loans secured by high-quality assets. Apollo’s real estate credit platform benefits from deep sourcing channels, proprietary analytics, and a strong balance sheet co-investment
model that enhances transaction scale and certainty.
Across both equity and credit, Apollo applies rigorous underwriting, active asset management, and real-time market insights to drive value creation and protect downside.
Apollo Real Estate Platform Investment Process
Overview
The Fund’s portfolio management team employs a research-driven investment process that combines top-down
macro analysis and
bottom-up
underwriting to identify relative-value opportunities across the investable universe. In evaluating investment opportunities, the team assesses a range of macroeconomic, sector-specific, and asset-level drivers, including demographic and technological trends, economic indicators, capital market conditions, and other market dynamics that may impact relative-value and risk-adjusted return potential. Macroeconomic insights inform the portfolio management team’s assessment of the broader economic environment and support investment decision-making across asset types, property types, geographies, and positions within the capital structure.
Portfolio Construction & Investment Selection
The Fund employs an active, multi-strategy investment process that seeks to deploy capital across a range of real estate-related investments based on relative value, risk-adjusted return potential, and portfolio-level considerations. Investment opportunities are evaluated by the portfolio management team based on their individual merits and their potential contribution to portfolio diversification, risk profile, and return objectives.

For each potential investment, the portfolio management team evaluates whether the opportunity is appropriate for the Fund given prevailing market conditions, relative value considerations, portfolio composition, and the Fund’s investment objective.
Underwriting & Due Diligence
Each investment opportunity is subject to a disciplined,
bottom-up
underwriting and due diligence process designed to evaluate intrinsic value, downside risk, and structural considerations through analysis of both quantitative and qualitative factors that may impact risk-return. The due diligence process includes a comprehensive review of investment structure, underlying assets or collateral, market and submarket conditions, and other financial, operations, and legal considerations relevant to the investment.
In conjunction with asset-level analysis, the portfolio management team evaluates the structure and terms of each investment to assess relative value, risk allocation, and alignment with the Fund’s overall investment objective.
Sourcing Capabilities
The portfolio management team evaluates investment opportunities sourced through a variety of channels, including direct origination, broadly marketed opportunities, and privately negotiated investments, leveraging relationships with sponsors, operators, and capital partners developed across Apollo’s investment businesses.
All potential investments considered for the Fund are subject to the same underwriting, due diligence, and approval processes, regardless of source.
Monitoring Process
Ongoing investment monitoring is an integral component of the Fund’s investment process. Following execution, the portfolio management team monitors each investment to assess performance relative to underwriting assumptions and to evaluate changes in performance, risk characteristics, or factors that may impact the original investment thesis. Where practical, continuity of responsibility between underwriting and post-investment monitoring is maintained to support oversight.
The monitoring process includes continuous and periodic review of investment performance, financial conditions, and key risk indicators across the Fund’s portfolio. The Fund’s monitoring framework is supported by proprietary tools and internal risk oversight functions that review portfolio exposures and identify emerging risks. These processes are intended to support timely assessment, informed decision-making, and ongoing alignment with the Fund’s investment objective and risk management framework across a full market cycle.
Other Information Regarding Investment Strategy
The Fund may, from time to time, take defensive positions that are inconsistent with the Fund’s principal investment strategy in attempting to respond to adverse market, economic, political or other conditions. During such times, the Adviser may determine that the Fund should invest up to 100% of its assets in cash or cash equivalents, including money market instruments, prime commercial paper, repurchase agreements, Treasury bills and other short-term obligations of the U.S. government, its agencies or instrumentalities. In these and in other cases, the Fund may not achieve its investment objective. The Adviser may invest the Fund’s cash balances in any investments it deems appropriate. The Adviser expects that such investments will be made, without limitation and as permitted under the 1940 Act, in money market funds, repurchase agreements, U.S. Treasury and U.S. agency securities, municipal bonds and bank accounts. Any income earned from such investments is ordinarily reinvested by the Fund in accordance with its investment program. Many of the considerations entering into recommendations and decisions of the Adviser and the Fund’s portfolio managers are subjective. The Fund may engage in borrowings and the use of leverage in acquiring investments.

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when the Adviser deems portfolio changes appropriate. The Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Further, the Portfolio Funds in which the Fund invests may experience high rates of portfolio turnover. High rates of portfolio turnover in the Portfolio Funds may negatively impact their returns and, thus, negatively impact the returns of the Fund. Higher rates of portfolio turnover would likely result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income. If securities are not held for the applicable holding periods, dividends paid on them will not qualify for the advantageous federal tax rates. See “Tax Status” in the Fund’s SAI.
There is no assurance what portion, if any, of the Fund’s investments will qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. As a result, there can be no assurance as to what portion of the Fund’s distributions will be qualified dividend income. See “U.S. Federal Income Tax Matters.”
As part of its investment process, for certain of the Fund’s investments, the Adviser considers financially material environmental, social and governance (“ESG”) factors (alongside other relevant factors) in its investment decisions in connection with general risk management and assessing the financial attractiveness of the opportunity. ESG integration does not change the Fund’s investment objective, exclude specific types of companies or investments or constrain the Fund’s investable universe. The Adviser’s assessments related to ESG factors may not be conclusive and investments that may be negatively impacted by such factors may be purchased and retained by the Fund while the Fund may divest or not invest in investments that may be positively impacted by such factors.
Notwithstanding anything herein and for the avoidance of doubt, it is not contemplated that the Adviser will subordinate the Fund’s performance or increase the Fund’s investment risks as a result of (or in connection with) the consideration of any ESG factors nor will it promote ESG characteristics ahead of other investment considerations.
Co-Investments
The Fund, the Adviser and certain affiliates received an exemptive order from the SEC on May 14, 2025 that permits the Fund, among other things, to co-invest
with other funds and accounts managed by the Adviser or its affiliates, subject to certain conditions. Certain types of negotiated co-investments
may be made only in accordance with the Order from the SEC permitting the Fund to do so. Pursuant to the requirements of the Order, the Board, including a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Independent Trustees, has approved co-investment
policies and procedures describing how the Fund will comply with the Order. Further, the Adviser has adopted policies and procedures (the “Adviser Allocation Policy”) which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations. Pursuant to the Adviser Allocation Policy, the Fund will be given the opportunity to participate in any investments that fall within certain criteria established by the Adviser. The Fund may determine to participate or not to participate, depending on whether the Adviser determines that the investment is appropriate for the Fund (e.g., based on investment strategy). If the Adviser determines that the investment is not appropriate for the Fund, the investment will not be allocated to the Fund.

RISK FACTORS
An investment in the Fund’s shares is subject to risks. The value of the Fund’s investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund’s shares to increase or decrease. You could lose money by investing in the Fund. By itself, the Fund does not constitute a balanced investment program. Before investing in the Fund, you should consider carefully the following risks. There may be additional risks that the Fund does not currently foresee or consider material. You may wish to consult with your legal or tax advisors before deciding whether to invest in the Fund.
Risks Related to an Investment in the Fund
Allocation Risk.
The ability of the Fund to achieve its investment objective depends, in part, on the ability of the Adviser to allocate effectively the Fund’s assets among the various instruments in which the Fund invests and, with respect to each such asset class, among equities and fixed income securities. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.
Issuer Risk.
The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. The value of an issuer’s securities that are held in the Fund’s portfolio may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.
Liquidity Risk.
The Fund is a
closed-end
investment company structured as an “interval fund” and designed for long-term investors. Unlike many closed-end
investment companies, the Fund’s shares are not listed on any securities exchange and are not publicly traded. There currently is no secondary market for the shares and the Adviser does not expect that a secondary market will develop. Limited liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the Fund’s shares outstanding at net asset value. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations.
Management Risk.
The net asset value of the Fund changes daily based on the performance of the securities in which it invests. The Adviser’s judgments about the attractiveness, value and potential appreciation of a particular real estate segment and securities in which the Fund invests may prove to be incorrect and may not produce the desired results. The Fund’s portfolio managers and the other principals of the Adviser have limited experience in managing a closed-end
fund.
Repurchase Offers Risks.
The Fund is an interval fund and, in order to provide liquidity to shareholders, the Fund, subject to applicable law, will conduct repurchase offers of the Fund’s outstanding shares at NAV, with the size of the repurchase offer subject to approval of the Board. The Fund has in the past received, and may in the future receive, repurchase requests that exceed the limits of a quarterly repurchase offer, and the Fund has in the past repurchased less than the full amount of shares requested, resulting in the repurchase of shares on a pro rata basis. The Fund believes that these repurchase offers are generally beneficial to the Fund’s shareholders, and repurchases generally will be funded from available cash, cash from the sale of shares or sales of portfolio securities. However, repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio securities (with associated imputed transaction costs, which may be significant), and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. The Fund may accumulate cash by (i) holding back (i.e., not reinvesting)
payments received i
n connection with the Fund’s investments and (ii) holding back (i.e., not investing) cash from the sale of shares. The Fund believes that it can meet the maximum potential amount of the Fund’s repurchase obligations. If at any time cash and other liquid assets held by the Fund are not sufficient to meet the Fund’s repurchase obligations, the Fund intends, if necessary, to sell investments. If, as expected, the Fund employs leverage, repurchases of shares would compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows to finance repurchases, interest on that borrowing will negatively affect holders of shares who do not tender their shares by increasing the Fund’s expenses and reducing any net investment income.
If a repurchase offer is oversubscribed, the Board may determine to increase the amount repurchased by up to 2% of the Fund’s outstanding shares as of the date the repurchase offer ends (the “Repurchase Request Deadline”). In the event that the Board determines not to repurchase more than the repurchase offer amount, or if shareholders tender more than the repurchase offer amount plus 2% of the Fund’s outstanding shares as of the date of the Repurchase Request Deadline, the Fund will repurchase the shares tendered on a pro rata basis, and shareholders will have to wait until the next repurchase offer to make another repurchase request. Moreover, certain feeder vehicles have been formed, and additional feeder vehicles may be formed in the future, to facilitate indirect investments in the Fund by certain investors. Requests by these investors to withdraw their interests in a feeder vehicle may result in tenders by the feeder vehicle in a repurchase offer by the Fund and could contribute to an over-subscription of a particular repurchase offer. As a result, shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer. Some shareholders, in anticipation of proration, may tender more shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. A shareholder may be subject to market and other risks, and the NAV of shares tendered in a repurchase offer may decline between the Repurchase Request Deadline and the date on which the NAV for tendered shares is determined. In addition, the repurchase of shares by the Fund will generally be a taxable event to common shareholders.
General Market Conditions Risk.
Various sectors of the global financial markets have been experiencing an extended period of adverse conditions. Market uncertainty has increased dramatically, particularly in the United States and Europe, and adverse market conditions have expanded to other markets. These conditions have resulted in disruption of the global credit markets, periods of reduced liquidity, greater volatility, general volatility of credit spreads, an acute contraction in the availability of credit and a lack of price transparency. These volatile and often difficult global credit market conditions have episodically adversely affected the market values of equity, fixed-income and other securities and this volatility may continue and conditions could even deteriorate further. Some of the largest banks and companies across many sectors of the economy in the United States and Europe have declared bankruptcy, entered into insolvency, administration or similar proceedings, been nationalized by government authorities, and/or agreed to merge with or be acquired by other banks or companies that had been considered their peers. The long-term impact of these events is uncertain, but could continue to have a material effect on general economic conditions, consumer and business confidence and market liquidity.
The Fund may invest in securities of publicly traded companies. Securities markets in certain countries in which the Fund may invest are fragmented, smaller, less liquid and more volatile than the securities markets of the United States and certain other developed countries. Securities markets in the countries in which the Fund may invest have, in the past, experienced substantial price volatility that could have an adverse impact on the value of the Fund’s investments that consist of securities. Periods of economic and political uncertainty may result in further volatility in the value of such investments. As a result, there may be greater volatility than the volatility that could be expected by investors in comparable securities traded in U.S. securities markets. There can be no assurance that the Fund’s investments will not be sold at prices below their acquisition costs.
The Fund may be affected by force majeure events (e.g., acts of God, fire, flood, earthquakes, outbreaks of an infectious disease, pandemic or any other serious public health concern, war, terrorism, nationalization of industry and labor strikes). Force majeure events could adversely affect the ability of the Fund or a counterparty to perform its obligations. The liability and cost arising out of a failure to perform obligations as a result of a force majeure event could be considerable and could be borne by the Fund. Certain force majeure events, such as war or an outbreak of an infectious disease and the current or any resulting financial, economic and capital markets environment, and future developments in these and other areas present uncertainty and risk with respect to the Fund’s NAV, performance, financial condition, results of operations, ability to pay distributions, make share repurchases and portfolio liquidity. Additionally, a major governmental intervention into industry, including the nationalization of an industry or the assertion of control, could result in a loss to the Fund if an investment is affected, and any compensation provided by the relevant government may not be adequate.
The U.S. and global capital markets experienced extreme volatility and disruption in recent years, leading to periods of recessionary conditions and depressed levels of consumer and commercial spending. For instance, monetary policies of the Federal Reserve and political uncertainty resulting from recent events, including changes to U.S. trade policies and ongoing armed conflicts between Russia and Ukraine in Europe and among Israel, Iran, Hamas and other militant groups in the Middle East and Southwest Asia, including the ongoing conflict between the U.S. and Iran, political unrest in South America and recent U.S. military action overseas, have led, are currently leading, and for an unknown period of time may continue to lead to disruption and instability in the global markets. In addition, social unrest, changes regarding immigration and work permit policies and other political and security concerns may not abate, which may cause the debt and equity capital markets, and as a result, the Fund’s business to be adversely affected both within and outside of regions experiencing ongoing conflicts. Disruptions in the capital markets increased the spread between the yields realized on risk-free and higher risk securities, resulting in illiquidity in parts of the capital markets. It cannot be assured that these conditions will not worsen. If conditions worsen, a prolonged period of market illiquidity could have a material adverse effect on the Fund’s business, financial condition and results of operations. Unfavorable economic conditions also could increase the Fund’s funding costs, limit the Fund’s access to the capital markets or result in a decision by lenders not to extend credit to the Fund. These events could limit the Fund’s investment originations, limit the Fund’s ability to grow and negatively impact the Fund’s operating results.
Furthermore, a counterparty’s ability to meet or willingness to honor its financial obligations, including its ability to extend credit or otherwise to transact with the Fund or a portfolio company or issuer to which the Fund makes a loan or in which the Fund invests directly may be negatively impacted. Current conditions may affect how counterparties interpret their obligations (and the Fund’s obligations) pursuant to counterparty arrangements such that the applicability, or lack thereof, of force majeure or similar provisions could also come into question and ultimately could work to the detriment of the Fund. These circumstances also may hinder the Adviser’s,
Sub-Adviser’s,
the Fund’s and/or a portfolio companies’ ability to conduct their affairs and activities as they normally would, including by impairing usual communication channels and methods, hampering the performance of administrative functions such as processing payments and invoices, and diminishing their ability to make accurate and timely projections of financial performance.
While the Adviser and the
Sub-Adviser
expect that the current environment will yield attractive investment opportunities for the Fund, the investments made by the Fund are expected to be sensitive to the performance of the overall economy. General fluctuations in the market prices of securities and interest rates may affect the value of portfolio investments or increase the risks associated with an investment in the Fund. There can be no assurances that conditions in the global financial markets will not change to the detriment of the Fund’s investments and investment strategy. The continuing negative impact on economic fundamentals and consumer and business confidence would likely further increase market volatility and reduce liquidity, both of which could adversely affect the access to capital, ability to utilize leverage or overall performance of the Fund or one or more of its portfolio companies and these or similar events may affect the ability of the Fund to execute its investment strategy.
Failure of Financial Institutions and Sustained Financial Market Illiquidity.
The failure of certain financial institutions, namely banks, may increase the possibility of a sustained deterioration of financial market liquidity, or illiquidity at clearing, cash management and/or custodial financial institutions. The failure of a bank (or banks) with which the Fund and/or the Fund’s underlying investments have a commercial relationship could adversely affect, among other things, the Fund and/or the Fund’s underlying investments’ ability to pursue key strategic initiatives
, including by affecting the Fund’s ability to borrow from financial institutions on favorable terms.

Market Disruptions Risk.
The Fund may incur major losses in the event of market disruptions and other extraordinary events in which historical pricing relationships become materially distorted. The risk of loss from pricing distortions is compounded by the fact that in disrupted markets many positions become illiquid, making it difficult or impossible to close out positions against which the m arkets ar
e moving. Market disruptions caused by unexpected political, military and terrorist events may from time to time cause dramatic losses for the Fund and such events can result in otherwise historically low-risk
strategies performing with unprecedented volatility and risk.
Trade Negotiations and Related Government Actions.
In recent years, the U.S. government has indicated its intent to alter its approach to international trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements and treaties with foreign countries, and has made proposals and taken actions related thereto. For example, the U.S. government has imposed, and may in the future further increase, tariffs on certain foreign goods, including from China, such as steel and aluminum. Some foreign governments, including China, have instituted retaliatory tariffs on certain U.S. goods. Most recently, the current U.S. presidential administration has imposed or sought to impose significant increases to tariffs on goods imported into the U.S., including from China, Canada and Mexico. Tariffs on imported goods could further increase costs, decrease margins, reduce the competitiveness of products and services offered by current and future portfolio companies and adversely affect the revenues and profitability of portfolio companies whose businesses rely on goods imported from such impacted jurisdictions.
There is uncertainty as to further actions that may be taken under the current U.S. presidential administration with respect to U.S. trade policy. Further governmental actions related to the imposition of tariffs or other trade barriers, or changes to international trade agreements or policies, could further increase costs, decrease margins, reduce the competitiveness of products and services offered by current and future portfolio companies and adversely affect the revenues and profitability of companies whose businesses rely on goods imported from outside of the United States. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the U.S. Any of these factors could depress economic activity and restrict the Fund’s portfolio companies’ access to suppliers or customers and have a material adverse effect on their business, financial condition and results of operations, which in turn would negatively impact the Fund.
Highly Volatile Markets.
The prices of financial instruments in which the Fund may invest can be highly volatile. The prices of instruments in which the Fund may invest are influenced by numerous factors, including interest rates, currency rates, default rates, governmental policies and political and economic events (both domestic and global). Moreover, political or economic crises, or other events may occur that can be highly disruptive to the markets in which the Fund may invest. In addition, governments from time to time intervene (directly and by regulation), which intervention may adversely affect the performance of the Fund and its investment activities. The Fund is also subject to the risk of a temporary or permanent failure of the exchanges and other markets on which its investments may trade. Sustained market turmoil and periods of heightened market volatility make it more difficult to produce positive trading results, and there can be no assurance that the Fund’s strategies will be successful in such markets.
U.S. Debt Ceiling and Budget Deficit Risks.
U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit-rating downgrades and economic slowdowns, or a recession in the United States. Although U.S. lawmakers have historically passed legislation to raise the federal debt ceiling on multiple occasions, ratings agencies have lowered or threatened to lower the long-term sovereign credit rating on the United States. In August 2023, Fitch Ratings Inc., downgraded the U.S. credit rating to AA+ from AAA, citing fiscal deterioration over the next three years and close encounters with default due to ongoing political dysfunction. The impact of a U.S. default on its obligations or any further downgrades to the U.S. government’s sovereign credit rating or its perceived creditworthiness could adversely affect the U.S. and global financial markets and economic conditions. In addition, disagreement over the federal budget has caused the U.S. federal government to shut down for periods of time. Continued adverse political and economic conditions could have a material adverse
effect on the Fund’s business, financial condition and results of operations.
Concentration of Credit Risk
. The Fund places its cash with one banking institution, which is insured by the Federal Deposit Insurance Corporation (“FDIC”). The FDIC limit is $250,000. At various times throughout the year, the amount on deposit may exceed the FDIC limit and subject the Fund to a credit risk. The Fund does not believe that such deposits are subject to any unusual risk associated with investment activities. The Fund may invest cash balances in an open-end
Money Market Mutual Fund (“Money Market Fund”). The Money Market Fund is valued at its closing NAV. The Money Market Fund is not subject to FDIC insurance.
Correlation Risk.
The Fund seeks to produce returns that are less correlated to the broader financial markets over time. Although the prices of equity securities and fixed income securities, as well as other asset classes, often rise and fall at different times so that a fall in the price of one may be offset by a rise in the price of the other, in down markets the prices of these securities and asset classes can also fall in tandem. Because the Fund allocates its investments among different asset classes, the Fund is subject to correlation risk.
Repurchase Policy Risks.
Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its net assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s net asset value. We have in the past received, and may in the future receive, repurchase requests that exceed the limits under our repurchase policy, and we have in the past repurchased less than the full amount of shares requested, resulting in the repurchase of shares on a pro rata basis.
Repurchase of shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional shares are not sold. In addition, the repurchase of shares by the Fund will generally be a taxable event to shareholders.
Distribution Policy Risk.
The Fund makes periodic distributions to its shareholders. All or a portion of a distribution may consist solely of a return of capital (i.e. from your original investment) and not a distribution of income or capital gain. Shareholders should not assume that the source of a distribution from the Fund is income or capital gain. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares. The Board reserves the right to change the distribution policy from time to time. Effective October 1, 2026, the Fund’s distribution policy has been amended to change the frequency of distributions to
s
hareholders from quarterly to semi-annual.
Shareholders May Experience Dilution.
All distributions declared in cash payable to shareholders that are participants in the Fund’s distribution reinvestment plan will generally be automatically reinvested in Fund shares. As a result, shareholders that do not participate in the Fund’s distribution reinvestment plan may experience dilution over time.
Anti-Takeover Provisions.
The Fund’s Amended and Restated Declaration of Trust (the “Declaration of Trust”) includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or convert the Fund to open-end
status. See “Anti-Takeover Provisions in the Declaration of Trust.”

Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses.
Delaware law permits a Delaware statutory trust to include in its declaration of trust a provision to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever. The Fund’s Declaration of Trust provides that the Fund’s Trustees will not be liable to the Fund or the Fund’s shareholders for monetary damages for breach of fiduciary duty as a trustee to the fullest extent permitted by Delaware law. The Fund’s Declaration of Trust provides for the indemnification of any person to the full extent permitted, and in the manner provided, by Delaware law. In accordance with the 1940 Act, the Fund will not indemnify certain persons for any liability to which such persons would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.
Operational, Artificial Intelligence, and Cybersecurity Risk.
The Fund, its service providers and other market participants increasingly depend on complex information technology and communications systems to conduct business functions. These systems are subject to various threats or risks that could adversely affect the Fund and its shareholders.
For instance, unauthorized third parties may attempt to improperly access, modify, disrupt the operations of or prevent access to these systems or data within them, whether systems of the Fund, the Fund’s service providers, counterparties, or other market participants. Power or communication outages, acts of God, information technology equipment malfunctions, operational errors (both human and systematic) and inaccuracies within software or data processing systems may also disrupt business operations or impact critical data.
With the increased use of technologies such as the Internet and the dependence on computer systems to perform necessary business functions, investment companies such as the Fund and its service providers may be prone to operational and information security risks resulting from cyber-attacks. In general, cyber-attacks result from deliberate attacks but unintentional events may have effects similar to those caused by cyber-attacks. Cyber-attacks include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, the unauthorized release of confidential information and causing operational disruption. Successful cyber-attacks against, or security breakdowns of, the Fund or its advisers, custodians, fund accountant, fund administrator, transfer agent, pricing vendors and/or other third party service providers may adversely impact the Fund and its shareholders. For instance, cyber-attacks may interfere with the processing of shareholder transactions, cause the release of private shareholder information or confidential Fund information, impede trading, cause reputational damage, and subject the Fund to regulatory fines, penalties or financial losses, reimbursement or other compensation costs, and/or additional compliance costs. The Fund also may incur substantial costs for cybersecurity risk management in order to guard against any cyber incidents in the future. While the Fund or its service providers may have established business continuity plans and systems designed to guard against such cyber-attacks or adverse effects of such attacks, there are inherent limitations in such plans and systems, including the possibility that certain risks have not been identified, in large part because different, unknown threats may emerge in the future. Similar types of cybersecurity risks are also present for issuers of securities in which the Fund invests, which could result in material adverse consequences for such issuers, and may cause the Fund’s investment in such securities to lose value. In addition, cyber-attacks involving a counterparty to the Fund could affect such a counterparty’s ability to meet its obligations to the Fund, which may result in losses to the Fund and its shareholders. The Fund cannot directly control any cyber-security plans or systems put in place by its service providers, Fund counterparties, issuers in which the Fund invests or securities markets and exchanges.
The Adviser and
Sub-Adviser
may also utilize AI in their business operations, and the challenges with properly managing its use could result in reputational harm, competitive harm, legal liability, and/or an adverse effect on the Adviser’s and
Sub-Adviser’s
business operations. AI models may rely on techniques such as natural language processing and machine learning, which are less transparent or interpretable and may produce unexpected results, which could adversely impact the Fund. If the content, analyses, or recommendations that AI applications assist the Adviser or
Sub-Adviser
in producing are or are alleged to be deficient, inaccurate, or biased, the Fund may be adversely affected. Additionally, AI tools used by the Adviser or
Sub-Adviser
may produce inaccurate, misleading or incomplete responses that could lead to errors in the Adviser’s or
Sub-Adviser’s
and their employees’ decision-making, portfolio management or other business activities, which could have a negative impact on the performance of the Fund. Such AI tools could also be used against the Adviser,
Sub-Adviser,
or the Fund and its investments in criminal or negligent ways. The Adviser’s and
Sub-Adviser’s
competitors or other third parties could incorporate AI into their products more quickly or more successfully, which could impair the Adviser’s or
Sub-Adviser’s
ability to compete effectively. AI has the potential to result in significant and disruptive changes in companies, sectors or industries, including those in which the Fund invests, and any such changes could create new and unpredictable operational, legal and/or regulatory risks. Additionally, AI technologies may be exploited by malicious actors for cyberattacks, market manipulation, and fraud, further exacerbating risks. In the current period of technological and commercial innovation, startups and other companies have found success disrupting traditional approaches to industry or market practices, and the frequency of such disruptions is expected to increase. Such disruptions could negatively impact the Fund and its investments, alter market practices on which the Fund’s investment strategy depends to create investment returns, significantly disrupt the market in which the Fund operates and/or subject the Fund to increased competition
.
Risks Related to the Fund’s Investments
Real Estate Industry Concentration and Real Estate Market Risk.
The Fund will not invest in real estate directly, but, because the Fund will concentrate its investments in real estate securities, its portfolio will be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio.
The Fund is subject to risks generally attributable to the ownership of real property, including:

•	changes in global, national, regional or local economic, demographic or capital market conditions;

•	future adverse national real estate trends, including increasing vacancy rates, declining rental rates and general deterioration of market conditions;

•	changes in supply of or demand for similar properties in a given market or metropolitan area, which could result in rising vacancy rates or decreasing market rental rates;

•	vacancies, fluctuations in the average occupancy and room rates for hotel properties or inability to lease space on favorable terms;

•	increased competition for properties targeted by the Fund’s investment strategy;

•	bankruptcies, financial difficulties or lease defaults by tenants;

•	increases in interest rates and lack of availability of financing;

•	events or conditions beyond the Fund’s control, including natural disasters, extreme weather conditions, climate-change related risks, acts of terrorism, war and outbreaks of contagious disease; and

•
changes in government rules, regulations and fiscal policies, including increases in property taxes, changes in zoning laws, limitations on rental rates, and increasing costs to comply with environmental laws.

All of these factors are beyond the Fund’s control. Any negative changes in these factors could affect the Fund’s performance and the Fund’s ability to meet the Fund’s obligations and make distributions to shareholders.
There are also special risks associated with particular sectors, or real estate operations generally, as described below:
Retail Properties.
Retail properties are affected by shifts in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

Office Properties.
Office
properties
are affected by factors such as a downturn in the businesses operated by their tenants.
Hospitality Properties.
Hotel properties and other properties in the hospitality real estate sector, such as motels and extended-stay properties, are affected by declines in business and leisure travel.
Healthcare and Life Sciences Properties.
Healthcare and life sciences properties are affected by federal, state and local laws governing licenses, certification, adequacy of care, pharmaceutical distribution, rates, equipment, personnel and other factors regarding operations, and the continued availability of revenue from government reimbursement programs.
Student Housing Properties.
Student housing properties are affected by seasonal leasing and cash flow risks, and are subject to unique demand drivers.
Industrial Properties.
Industrial properties are affected by downturns in the manufacturing, processing and shipping of goods.
Multifamily Properties.
Multifamily properties are affected by adverse economic conditions in the locale, oversupply and rent control laws.
Residential Properties.
Residential properties can be significantly affected by the national, regional and local real estate markets. This segment of the real estate industry also is sensitive to interest rate fluctuations which can cause changes in the availability of mortgage capital and directly affect the purchasing power of potential homebuyers. Thus, residential properties can be significantly affected by changes in government spending, consumer confidence, demographic patterns and the level of new and existing home sales.
Shopping Centers.
Shopping center properties are affected by changes in the local markets where their properties are located and dependent upon the successful operations and financial condition of their major tenants.
Self-Storage Properties.
Self-storage properties are affected by changes to competing local properties, consumer and small business demand for storage space, and the abilities of the management team.
Other factors may contribute to the risk of real estate investments:
Development Issues.
Real estate development companies are affected by construction delays and insufficient tenant demand to occupy newly developed properties.
Lack of Insurance.
Certain of the companies in the Fund’s portfolio may fail to carry comprehensive liability, fire, flood, wind or earthquake extended coverage and rental loss insurance, or the insurance in place may be subject to various policy specifications, limits and deductibles.
Dependence on Tenants.
The ability of real estate companies to make distributions to shareholders depends upon the ability of the tenants at their properties to generate enough income in excess of tenant operating expenses to make their lease payments.
Financial Leverage.
Real estate companies may be highly leveraged and financial covenants may affect the ability of real estate companies to operate effectively.
Environmental Issues.
Owners of properties that may contain hazardous or toxic substances may be responsible for removal or remediation costs.
Financing Issues.
Financial institutions in which the Fund may invest are subject to extensive government regulation. This regulation may limit both the amount and types of loans and other financial commitments a financial institution can make, and the interest rates and fees it can charge.

Private Equity and Private Market Investments Risk.
Investments made in connection with acquisition transactions are subject to a variety of
special risks, including the risk that the acquiring company has paid over market value for the acquired business, the risk of unforeseen liabilities, the risks associated with new or unproven management or new business strategies and the risk that the acquired business will not be successfully integrated with existing businesses or produce the expected synergies.
Companies in which the Fund may invest, either directly or through Portfolio Funds, may face significant fluctuations in operating results, may need to engage in acquisitions or divestitures of assets in order to compete successfully or survive financially, may be operating at a loss, may be engaged in a rapidly changing business with products subject to a substantial risk of obsolescence, may require substantial additional capital (which may be difficult to raise) to support their operations, to finance expansion or to maintain their competitive position, or otherwise may have a weak financial condition.
Companies in which the Fund may invest, either directly or through Portfolio Funds, may be highly leveraged and, as a consequence, subject to restrictive financial and operating covenants. The leverage may impair the ability of these companies to finance their future operations and capital needs. As a result, these companies may lack the flexibility to respond to changing business and economic conditions, or to take advantage of business opportunities.
Companies in which the Fund may invest, either directly or through Portfolio Funds, may face intense competition, including competition from companies with far greater financial resources, more extensive development, manufacturing, marketing and other capabilities, and a larger number of qualified managerial and technical personnel.
Direct Investments Risk.
Direct investing alongside one or more other parties in an investment (i.e., as a co-investor)
involves risks that may not be present in investments made by lead or sponsoring private equity investors. As a co-investor,
the Fund may have interests or objectives that are inconsistent with those of the lead private equity investors that generally have a greater degree of control over such investments.
In addition, in order to take advantage of
co-investment
opportunities as a
co-investor,
the Fund generally will be required to hold a
non-controlling
interest, for example, by becoming a limited partner in a partnership that is controlled by the general partner or manager of the private equity fund offering the co-investment,
on a
co-investor
basis, to the Fund. In this event, the Fund would have less control over the investment and may be adversely affected by actions taken by such general partner or manager with respect to the portfolio company and the Fund’s investment in it. The Fund may not have the opportunity to participate in structuring investments or to determine the terms under which such investments will be made.
The Fund may in certain circumstances be liable for the actions of its third-party co-venturers.
Co-investments
made with third parties in joint ventures or other entities also may involve carried interests and/or other fees payable to such third party partners or co-venturers.
There can be no assurance that appropriate minority shareholder rights will be available to the Fund or that such rights will provide sufficient protection to the Fund’s interests.
Loans Risk.
 Under normal market conditions, the Fund will invest in loans. The loans that the Fund may invest in include loans that are first lien, second lien, third lien or that are unsecured. In addition, the loans the Fund will invest in will usually be rated below investment grade or may be unrated. Loans are subject to a number of risks described elsewhere in this prospectus, including credit risk, liquidity risk, below investment grade instruments risk and management risk.
Although certain loans in which the Fund may invest will be secured by collateral, there can be no assurance that such collateral could be readily liquidated or that the liquidation of such collateral would satisfy the borrower’s obligation in the event of non-payment of
scheduled interest or principal. In the event of the bankruptcy or insolvency of a borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a loan. In the event of a decline in the value of the already pledged collateral, if the terms of a loan do not require the borrower to pledge additional collateral, the Fund will be exposed to the risk that the value of the collateral will not at all times equal or exceed the amount of the borrower’s obligations under the loans. To the extent that a loan is collateralized by stock in the borrower or its subsidiaries, such stock may lose some or all of its value in the event of the bankruptcy or insolvency of the borrower. Those loans that are under-collateralized involve a greater risk of loss.
In general, the secondary trading market for loans is not fully-developed. No active trading market may exist for certain loans, which may make it difficult to value them. Illiquidity and adverse market conditions may mean that the Fund may not be able to sell certain loans quickly or at a fair price. To the extent that a secondary market does exist for certain loans, the market for them may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods.
Some loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders, including the Fund. Such court action could under certain circumstances include invalidation of loans.
If legislation or state or federal regulations impose additional requirements or restrictions on the ability of financial institutions to make loans, the availability of loans for investment by the Fund may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default.
If legislation or federal or state regulations require financial institutions to increase their capital requirements, this may cause financial institutions to dispose of loans that are considered highly levered transactions. Such sales could result in prices that, in the opinion of the Adviser, do not represent fair value. If the Fund attempts to sell a loan at a time when a financial institution is engaging in such a sale, the price the Fund could get for the loan may be adversely affected.
The Fund may acquire loans through assignments or participations. The Fund will typically acquire loans through assignment. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, the purchaser’s rights can be more restricted than those of the assigning institution, and the Fund may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral.
A participation typically results in a contractual relationship only with the institution selling the participation interest, not with the borrower. Sellers of participations typically include banks, broker- dealers, other financial institutions and lending institutions. Certain participation agreements also include the option to convert the participation to a full assignment under agreed upon circumstances.
The Sub-Adviser has
adopted best execution procedures and guidelines to mitigate credit and counterparty risk in the atypical situation when the Fund must acquire a loan through a participation.
In purchasing participations, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement against the borrower, and the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, the Fund will be exposed to the credit risk of both the borrower and the institution selling the participation. Further, in purchasing participations in lending syndicates, the Fund will not be able to conduct the due diligence on the borrower or the quality of the loan with respect to which it is buying a participation that the Fund would otherwise conduct if it were investing directly in the loan, which may result in the Fund being exposed to greater credit or fraud risk with respect to the borrower or the loan than the Fund expected when initially purchasing the participation.
The Fund also may originate loans or acquire loans by participating in the initial issuance of the loan as part of a syndicate of banks and financial institutions, or receive its interest in a loan directly from the borrower.

Senior Loans Risk.
Senior secured loans are usually rated below investment grade or may be unrated. As a result, the risks associated with senior secured loans are similar to the risks of below investment grade fixed income instruments, although senior secured loans are senior and secured in contrast to other below investment grade fixed income instruments, which are often subordinated or unsecured. Investment in senior secured loans rated below investment grade is considered speculative because of the credit risk of their issuers. There may be less readily available and reliable information about most senior secured loans than is the case for many other types of securities. As a result, the Adviser will rely primarily on its own evaluation of a borrower’s credit quality rather than on any available independent sources. Therefore, the Fund will be particularly dependent on the analytical abilities of the Adviser.
In general, the secondary trading market for senior secured loans is not well developed. No active trading market may exist for certain senior secured loans, which may make it difficult to value them. Illiquidity and adverse market conditions may mean that the Fund may not be able to sell senior secured loans quickly or at a fair price. To the extent that a secondary market does exist for certain senior secured loans, the market for them may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods.
Subordinated Loans or Securities Risk.
Certain of the Fund’s investments may consist of loans or securities, or interests in pools of securities that are subordinated or may be subordinated in right of payment and ranked junior to other securities issued by, or loans made to obligors. If an obligor experiences financial difficulty, holders of its more senior securities will be entitled to payments in priority to the Fund. Some of the Fund’s asset-backed investments may also have structural features that divert payments of interest and/or principal to more senior classes of loans or securities backed by the same assets when loss rates or delinquency exceeds certain levels. This may interrupt the income the Fund receives from its investments, which may lead to the Fund having less income to distribute to investors.
In addition, many of the obligors are highly leveraged and many of the Fund’s investments will be in securities which are unrated or rated below investment grade. Such investments are subject to additional risks, including an increased risk of default during periods of economic downturn, the
possibility that the obligor may not be able to meet its debt payments, and limited secondary market support, among other risks.
Loans to Private Companies Risk.
Loans to private and middle-market companies involves risks that may not exist in the case of large, more established and/or publicly traded companies, including, without limitation:

•
these companies may have limited financial resources and limited access to additional financing, which may increase the risk of their defaulting on their obligations, leaving creditors, such as the Fund, dependent on any guarantees or collateral that they may have obtained;

•
these companies frequently have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which render such companies more vulnerable to competition and market conditions, as well as general economic downturns;

•	there will not be as much information publicly available about these companies as would be available for public companies and such information may not be of the same quality;

•
these companies are more likely to depend on the management talents and efforts of a small group of persons; as a result, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on these companies’ ability to meet their obligations;

•
these companies generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance their expansion or maintain their competitive position; and

•	these companies may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity.

Portfolio Funds Risk.
The Fund’s investments in Portfolio Funds are subject to a number of risks. The marketability of Portfolio Fund interests may be restricted, and the realization of investments from them may take considerable time and/or be costly. Some of the Portfolio Funds in which the Fund invests may have only limited operating histories. Although the Adviser will seek to receive detailed information from each Portfolio Fund regarding its business strategy and any performance history, in most cases the Adviser will have little or no means of independently verifying this information. In addition, Portfolio Funds may have little or no near-term cash flow available to distribute to investors, including the Fund. Due to the pattern of cash flows in Portfolio Funds, investors typically will see negative returns in the early stages of Portfolio Funds. Then, as investments are able to realize liquidity events, such as a sale or initial public offering, positive returns will be realized if the Portfolio Fund’s investments are successful.
Portfolio Fund interests are ordinarily valued based upon valuations provided by the Portfolio Fund managers, which may be received on a delayed basis. Certain securities in which the Portfolio Funds invest may not have a readily ascertainable market price and are fair valued by the Portfolio Fund managers. A Portfolio Fund manager may face a conflict of interest in valuing such securities because their values may have an impact on the Portfolio Fund manager’s compensation. The Adviser will review and perform due diligence on the valuation procedures used by each Portfolio Fund manager and monitor the returns provided by the Portfolio Funds. However, neither the Adviser nor the Board is able to confirm the accuracy of valuations provided by Portfolio Fund managers. Inaccurate valuations provided by Portfolio Funds could materially adversely affect the value of shares.
The Fund will pay asset-based fees, and, in most cases, will be subject to performance-based fees in respect of its interests in Portfolio Funds. Such fees and performance-based compensation are in addition to the monthly management fee. In addition, performance-based fees charged by Portfolio Fund managers may create incentives for the Portfolio Fund managers to make risky investments, and may be payable by the Fund to a Portfolio Fund manager based on a Portfolio Fund’s positive returns even if the Fund’s overall returns are negative.
Moreover, a shareholder in the Fund will indirectly bear a proportionate share of the fees and expenses of the Portfolio Funds, in addition to its proportionate share of the expenses of the Fund. Thus, a shareholder in the Fund may be subject to higher operating expenses than if the shareholder invested in the Portfolio Funds directly. In addition, because of the deduction of the fees payable by the Fund to the Adviser and other expenses payable directly by the Fund from amounts distributed to the Fund by the Portfolio Funds, the returns to a shareholder in the Fund will be lower than the returns to a direct investor in the Portfolio Funds. Fees and expenses of the Fund and the Portfolio Funds will generally be paid regardless of whether the Fund or Portfolio Funds produce positive investment returns. Shareholders could avoid the additional level of fees and expenses of the Fund by investing directly with the Portfolio Funds, although access to many Portfolio Funds may be limited or unavailable, and may not be permitted for investors who do not meet the substantial minimum net worth and other criteria for direct investment in Portfolio Funds.
There is a risk that the Fund may be precluded from acquiring an interest in certain Portfolio Funds due to regulatory implications under the 1940 Act or other laws, rules and regulations or may be limited in the amount it can invest in voting securities of Portfolio Funds. The Adviser also may refrain from including a Portfolio Fund in the Fund’s portfolio in order to address adverse regulatory implications that would arise under the 1940 Act for the Fund if such an investment was made. In addition, the SEC has adopted Rule
18f-4
under the 1940 Act, which, among other things, may impact the ability of the Fund to enter into unfunded commitment agreements, such as a capital commitment to a Portfolio Fund or as part of a co-investment.
The Fund’s investments in Secondary Investments typically will include an unfunded portion where the Fund commits to invest equity in a Portfolio Fund in the future. Similarly, the Fund’s co-investments
may include an unfunded commitment to invest equity in special purpose vehicles or other issuers. These unfunded commitments generally can be drawn at the discretion of the general partner of the Portfolio Fund or other issuer subject to certain conditions (e.g., notice provisions). At times, the Fund expects that a significant portion of its assets will be invested in money market funds or other cash items, pending the calling of these unfunded commitments, as part of its risk management process to seek to ensure the Fund will have sufficient cash and cash equivalents to meet its obligations with respect to its unfunded commitments to invest equity in Portfolio Funds and special purpose vehicles that acquire private market investments as they come due. In addition, the Fund’s ability to invest may be affected by considerations under other laws, rules or regulations. Such regulatory restrictions, including those arising under the 1940 Act, may cause the Fund to invest in different Portfolio Funds or co-investments
than other clients of the Adviser.
If the Fund fails to satisfy capital calls to a Portfolio Fund in a timely manner then, generally, it will be subject to significant penalties, including the complete forfeiture of the Fund’s investment in the Portfolio Fund. Any failure by the Fund to make timely capital contributions may impair the ability of the Fund to pursue its investment program, cause the Fund to be subject to certain penalties from the Portfolio Funds or otherwise impair the value of the Fund’s investments.
The governing documents of a Portfolio Fund generally are expected to include provisions that would enable the general partner, the manager, or a majority in interest (or higher percentage) of its limited partners or members, under certain circumstances, to terminate the Portfolio Fund prior to the end of its stated term. Early termination of a Portfolio Fund in which the Fund is invested may result in the Fund having distributed to it a portfolio of immature securities, or the Fund’s inability to invest all of its capital as anticipated, either of which could have a material adverse effect on the performance of the Fund.
Although the Fund will be an investor in a Portfolio Fund, shareholders will not themselves be equity holders of that Portfolio Fund and will not be entitled to enforce any rights directly against the Portfolio Fund or the Portfolio Fund manager or assert claims directly against any Portfolio Funds, the Portfolio Fund managers or their respective affiliates. Shareholders will have no right to receive the information issued by the Portfolio Funds that may be available to the Fund as an investor in the Portfolio Funds. In addition, Portfolio Funds generally are not registered as investment companies under the 1940 Act; therefore, the Fund, as an investor in Portfolio Funds, will not have the benefit of the protections afforded by the 1940 Act. Portfolio Fund managers may not be registered as investment advisers under the Advisers Act, in which case the Fund, as an investor in Portfolio Funds managed by such Portfolio Fund managers, will not have the benefit of certain of the protections afforded by the Advisers Act.
Commitments to Portfolio Funds generally are not immediately invested. Instead, committed amounts are drawn down by Portfolio Funds and invested over time, as underlying investments are identified—a process that may take a period of several years, with limited ability to predict with precision the timing and amount of each Portfolio Fund’s drawdowns. During this period, investments made early in a Portfolio Fund’s life are often realized (generating distributions) even before the committed capital has been fully drawn. In addition, many Portfolio Funds do not draw down 100% of committed capital, and historic trends and practices can inform the Adviser as to when it can expect to no longer need to fund capital calls for a particular Portfolio Fund. Accordingly, the Adviser may make investments and commitments based, in part, on anticipated future capital calls and distributions from Portfolio Funds. This may result in the Fund making commitments to Portfolio Funds in an aggregate amount that exceeds the total amounts invested by shareholders in the Fund at the time of such commitment (i.e., to “over-commit”). To the extent that the Fund engages in an “over-commitment” strategy, the risk associated with the Fund defaulting on a commitment to a Portfolio Fund will increase. The Fund will maintain cash, cash equivalents, borrowings or other liquid assets in sufficient amounts, in the Adviser’s judgment, to satisfy capital calls from Portfolio Funds.
Lack of Control Over the Portfolio Funds and Other Portfolio Investments.
The Adviser will have no control over the investment decisions made by any Portfolio Fund. Although the Fund and the Adviser will regularly evaluate each Portfolio Fund and its manager to determine whether their respective investment programs are consistent with the Fund’s investment objective, the Adviser will not have any control over the investments made by any Portfolio Fund. Even though the Portfolio Funds are subject to certain constraints, the managers may change aspects of their investment strategies. The managers may do so at any time (for example, such change may occur immediately after providing the Adviser with the quarterly unaudited financial information for a

Private REIT). The Adviser may reallocate the Fund’s investments among the Portfolio Funds, but the Adviser’s ability to do so may be constrained by the withdrawal limitations imposed by the Portfolio Funds, which may prevent the Fund from reacting rapidly to market changes should a Portfolio Fund fail to effect portfolio changes consistent with such market changes and the demands of the Adviser. Such withdrawal limitations may also restrict the Adviser’s ability to terminate investments in Portfolio Funds that are poorly performing
or have otherwise had adverse changes. The Adviser will be dependent on information provided by the Portfolio Fund, including quarterly unaudited financial statements, which if inaccurate, could adversely affect the Adviser’s ability to manage the Fund’s investment portfolio in accordance with its investment objective. By investing in the Fund, a shareholder will not be deemed to be an investor in any Portfolio Fund and will not have the ability to exercise any rights attributable to an investor in any such Portfolio Fund related to their investment.
REIT Risk.
Investments (directly or indirectly) in REITs will subject the Fund to various risks. REIT share prices may decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. REITs often invest in highly leveraged properties. Returns from REITs, which typically are small or medium capitalization stocks, may trail returns from the overall stock market. In addition, changes in interest rates may hurt real estate values or make REIT shares less attractive than other income-producing investments. REITs are also subject to heavy cash flow dependency, defaults by borrowers and self-liquidation.
Qualification as a REIT under the Code in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that an entity in which the Fund invests with the expectation that it will be taxed as a REIT will, in fact, qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. If the Fund were to invest in an entity that failed to qualify as a REIT, such failure could significantly reduce the Fund’s yield on that investment. REITs can be classified as equity REITs, mortgage REITs, and hybrid REITs. Equity REITs invest primarily in real property and earn rental income from leasing those properties. They may also realize gains or losses from the sale of properties. Equity REITs will be affected by conditions in the real estate rental market and by changes in the value of the properties they own. Mortgage REITs invest primarily in mortgages and similar real estate interests and receive interest payments from the owners of the mortgaged properties. Mortgage REITs will be affected by changes in creditworthiness of borrowers and changes in interest rates. Hybrid REITs invest both in real property and in mortgages. Equity and mortgage REITs are dependent upon management skills, may not be diversified and are subject to the risks of financing projects.
Dividends paid by REITs will not generally qualify for the reduced U.S. federal income tax rates applicable to qualified dividends under the Code. See “U.S. Federal Income Tax Matters.” The Fund’s investments in REITs may include an additional risk to shareholders. Some or all of a REIT’s annual distributions to its investors may constitute a non-taxable
return of capital. Any such return of capital will generally reduce the Fund’s basis in the REIT investment, but not below zero. To the extent the distributions from a particular REIT exceed the Fund’s basis in such REIT, the Fund will generally recognize gain. In part because REIT distributions often include a nontaxable return of capital, Fund distributions to shareholders may also include a nontaxable return of capital. Shareholders that receive such a distribution will also reduce their tax basis in their shares of the Fund, but not below zero. To the extent the distribution exceeds a shareholder’s basis in the Fund’s shares, such shareholder will generally recognize a capital gain. The Fund does not have any investment restrictions with respect to investments in REITs.
REOC Risk.
REOCs, like REITs, expose the Fund to the risks of the real estate market. These risks can include fluctuations in the value of underlying properties; destruction of underlying properties; defaults by borrowers or tenants; market saturation; changes in general and local economic conditions; decreases in market rates for rents; increases in vacancies; competition; property taxes; capital expenditures, or operating expenses; and other economic, political or regulatory occurrences affecting the real estate industry. REOCs may also be affected by risks similar to investments in debt securities, including changes in interest rates and the quality of credit extended. REOCs require specialized management and pay management expenses; may have less trading volume; may be subject to more abrupt or erratic price movements than the overall securities markets; and may invest in a limited number of properties, in a narrow geographic area, or in a single property type which increase the risk that the portfolio could be unfavorably affected by the poor performance of a single investment or investment type. In addition, defaults on or sales of investments that the REOC holds could reduce the cash flow needed to make distributions to investors
.
Portfolio Funds’ Underlying Investments Risk.
The investments made by the Portfolio Funds will entail a high degree of risk and in most cases be difficult to value. As a general matter, companies in which the Portfolio Fund invests may face intense competition, including competition from companies with far greater financial resources; more extensive research, development, technological, marketing and other capabilities; and a larger number of qualified managerial and technical personnel.
A Portfolio Fund manager may focus on a particular industry or sector, which may subject the Portfolio Fund, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries. Likewise, a Portfolio Fund manager may focus on a particular country or geographic region, which may subject the Portfolio Fund, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of geographic regions. In addition, Portfolio Funds may establish positions in different geographic regions or industries that, depending on market conditions, could experience offsetting returns.
The Fund will not obtain or seek to obtain any control over the management of any portfolio company in which any Portfolio Fund may invest. The success of each investment made by a Portfolio Fund will largely depend on the ability and success of the management of the portfolio companies in addition to economic and market factors.
Secondary Investments Risk.
The Fund may have limited Secondary Investment opportunities. The Fund may make Secondary Investments in Portfolio Funds by acquiring the interests in the Portfolio Funds from existing investors in such Portfolio Funds. In such instances, it is generally not expected that the Fund will have the opportunity to negotiate the terms of the interests being acquired, other than the purchase price, or other special rights or privileges. Moreover, there is no assurance that the Fund will be able to purchase interests at discounts to NAV, or at all. The overall performance of the Fund will depend in large part on the acquisition price paid by the Fund for its Secondary Investments, the structure of such acquisitions and the overall success of the Portfolio Fund.
There is significant competition for Secondary Investments. No assurance can be given that the Fund will be able to identify Secondary Investments that satisfy the Fund’s investment objective or, if the Fund is successful in identifying such Secondary Investments, that the Fund will be permitted to invest, or invest in the amounts desired, in such Secondary Investments.
Asset-Backed Securities Risk.
Asset-backed securities represent interests in “pools” of Real Estate Debt Investments or other real estate securities, including leasehold and fee simple interests in such assets. Asset-backed securities often involve risks that are different from or possibly more acute than risks associated with other types of debt instruments. Some asset-backed securities are subject to interest rate risk and prepayment risk. A change in interest can affect the pace of payments
on the underlying loans, which in turn affects total return on the securities. Asset-backed securities also carry credit or default risk. If many borrowers on the underlying loans default, losses could exceed the credit enhancement level and result in losses to investors in asset-backed securities. In addition, asset-backed securities have structural risk due to a unique characteristic known as early amortization, or early payout, risk. Built into the structure of most asset-backed securities are triggers for early payout, designed to protect investors from losses. These triggers are unique to each transaction and can include a big rise in defaults on the underlying loans, a sharp drop in the credit enhancement level or even the bankruptcy of the originator. Once early amortization begins, all incoming loan payments (after expenses are paid) are used to pay investors as quickly as possible based upon a predetermined priority of payment.

Commercial Mortgage-Backed Securities Risk.
Commercial mortgage-backed securities include securities that reflect an interest in, and are secured by, mortgage loans on commercial real property (such as office properties, retail properties, hospitality properties, industrial properties, healthcare-related properties or other types of income producing real property). Many of the risks of investing in commercial mortgage-backed securities reflect the risks of investing in the real estate securing the underlying mortgage loans, which include the risks associated with the effects of local and other economic conditions on real estate markets, the ability of tenants to make loan payments, increases in interest rates, real estate tax rates and other operating expenses, changes in governmental rules, regulations and fiscal policies, the effects of and responses to infectious illness outbreaks, epidemics of pandemics, and the ability of a property to attract and retain tenants. Commercial mortgage-backed securities depend on cash flows generated by underlying commercial real estate loans, receivables, and other assets, and can be significantly affected by changes in market and economic conditions, the availability of information regarding the underlying assets and their structures, and the creditworthiness of the borrowers or tenants. Commercial mortgage-backed securities may be less liquid and exhibit greater price volatility than other types of mortgage- or asset-backed securities. Commercial mortgage-backed securities issued by private issuers may offer higher yields than commercial mortgage-backed securities issued by government issuers, but also may be subject to greater volatility than commercial mortgage-backed securities issued by government issuers. The commercial mortgage-backed securities market may experience substantially lower valuations and greatly reduced liquidity. Commercial mortgage-backed securities held by the Fund may be subordinated to one or more other classes of securities of the same series for purposes of, among other things, establishing payment priorities and offsetting losses and other shortfalls with respect to the related underlying mortgage loans. There can be no assurance that the subordination will be sufficient on any date to offset all losses or expenses incurred by the underlying trust. The value of CMBS and other mortgage-backed securities in which the Fund may invest generally will have an inverse relationship with interest rates. Accordingly, if interest rates rise, the value of such securities will decline. In addition, to the
extent that the mortgage loans which underlie specific mortgage-backed securities are pre-payable,
the value of such mortgage securities may be negatively affected by increasing prepayments, which generally occur when interest rates decline.
Residential Mortgage-Backed Securities Risk.
The Fund may invest certain of its assets in residential mortgage-backed securities and become a holder of RMBS. Holders of RMBS bear various risks, including credit, market, interest rate, structural and legal risks. RMBS represent interests in pools of residential mortgage loans secured by residential mortgage loans. Such loans may be prepaid at any time. Residential mortgage loans are obligations of the borrowers thereunder only and are not typically insured or guaranteed by any other person or entity, although such loans may be securitized and the securities issued in such securitization may be guaranteed or credit enhanced. The rate of defaults and losses on residential mortgage loans will be affected by a number of factors, including general economic conditions and those in the area where the related mortgaged property is located, the borrower’s equity in the mortgaged property and the financial circumstances of the borrower. If a residential mortgage loan is in default, foreclosure of such residential mortgage loan may be a lengthy and difficult process, and may involve significant expenses. Furthermore, the market for defaulted residential mortgage loans or foreclosed properties may be very limited.
Structured Products Risk.
Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk. The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product’s administrative and other expenses. Although it is difficult to predict whether the prices of indices and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter term financing to purchase longer term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining short-term financing, which may adversely affect the value of the structured products owned by the Fund.

Investments in structured notes involve risks, including credit risk and market risk. Where the Fund’s investments in structured notes are based upon the movement of one or more factors, including currency exchange rates, interest rates, referenced bonds and stock indices, depending on the factor used and the use of multipliers or deflators, changes in interest rates and movement of the factor may cause significant price fluctuations. Additionally, changes in the reference instrument or security may cause the interest rate
on the structured note to be reduced to zero, and any further changes in the reference instrument may then reduce the principal amount payable on maturity. Structured notes may be less liquid than other types of securities and more volatile than the reference instrument or security underlying the note.
CLO Risk.
In addition to the general risks associated with real estate securities, debt securities and structured products discussed herein, CLOs carry additional risks, including, but not limited to (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the possibility that the investments in CLOs are subordinate to other classes or tranches thereof, (iv) the potential of spread compression in the underlying loans of the CLO, which could reduce credit enhancement in the CLOs and (v) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.
CLO junior debt securities that the Fund may acquire are subordinated to more senior tranches of CLO debt. CLO junior debt securities are subject to increased risks of default relative to the holders of superior priority interests in the same securities. In addition, at the time of issuance, CLO equity securities are under-collateralized in that the liabilities of a CLO at inception exceed its total assets. Though not exclusively, the Fund will typically be in a first loss or subordinated position with respect to realized losses on the assets of the CLOs in which it is invested. The Fund may recognize phantom taxable income from its investments in the subordinated tranches of CLOs.
Between the closing date and the effective date of a CLO, the CLO collateral manager will generally expect to purchase additional collateral obligations for the CLO. During this period, the price and availability of these collateral obligations may be adversely affected by a number of market factors, including price volatility and availability of investments suitable for the CLO, which could hamper the ability of the collateral manager to acquire a portfolio of collateral obligations that will satisfy specified concentration limitations and allow the CLO to reach the initial par amount of collateral prior to the effective date. An inability or delay in reaching the target initial par amount of collateral may adversely affect the timing and amount of interest or principal payments received by the holders of the CLO debt securities and distributions of the CLO on equity securities and could result in early redemptions which may cause CLO debt and equity investors to receive less than face value of their investment.
The failure by a CLO in which the Fund invests to satisfy financial covenants, including with respect to adequate collateralization and/or interest coverage tests, could lead to a reduction in the CLO’s payments to the Fund. In the event that a CLO fails certain tests, holders of CLO senior debt may be entitled to additional payments that would, in turn, reduce the payments the Fund would otherwise be entitled to receive. Separately, the Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting CLO or any other investment the Fund may make. If any of these occur, it could adversely affect the Fund’s operating results and cash flows.
The Fund’s CLO investments are exposed to leveraged credit risk. If certain minimum collateral value ratios and/or interest coverage ratios are not met by a CLO, primarily due to senior secured loan defaults, then cash flow that otherwise would have been available to pay distributions to the Fund on its CLO investments may instead be used to redeem any senior notes or to purchase additional senior secured loans, until the ratios again exceed the minimum required levels or any senior notes are repaid in full.

Subordinated Debt Risk
. The Fund may from time to time invest in debt instruments, including junior tranches of CMBS and “mezzanine” or junior mortgage loans (e.g.,
B-Notes),
that are subordinated in an issuer’s capital structure. To the extent the Fund invests in subordinated debt of an issuer’s capital structure or subordinated CMBS bonds, such investments and the Fund’s remedies with respect thereto, including the ability to foreclose on any collateral securing such investments, will be subject to the rights of any senior creditors and, to the extent applicable, contractual inter-creditor and/or participation agreement provisions.
Investments in subordinated debt involve greater credit risk of default than the senior classes of the issue or series. Subordinated tranches of CMBS or other investments absorb losses from default before other more senior tranches of CMBS to which it is subordinate are put at risk. As a result, to the extent the Fund invests in subordinate debt instruments (including CMBS), the Fund would potentially receive payments or interest distributions after, and must bear the effects of losses or defaults on the senior debt (including underlying mortgage loans, senior mezzanine debt or senior CMBS bonds) before, the holders of other more senior tranches of debt instruments with respect to such issuer.
Mezzanine Securities Risk.
 Although not secured by the underlying real estate, mezzanine loans are also subject to risk of subordination and share certain characteristics of subordinate loan interests described above. As with commercial mortgage loans, repayment of a mezzanine loan is dependent on the successful operation of the underlying commercial properties and, therefore, is subject to similar considerations and risks. Mezzanine loans may also be affected by the successful operation of other properties, but mezzanine loans are not secured by interests in the underlying commercial properties.
Rehypothecated Securities Risk.
In connection with the use of the BNP Credit Facility for leverage, the Fund permits the lender, subject to certain conditions, to rehypothecate (i.e., lend to other counterparties) portfolio securities pledged by the Fund up to the amount of the loan balance outstanding. The terms of the BNP Credit Facility provide that the Fund continue to receive dividends and interest on rehypothecated securities. The Fund has the right under the BNP Credit Facility to recall rehypothecated securities from BNP on demand. If BNP fails to deliver a recalled security in a timely manner, the BNP Credit Facility provides for compensation by BNP to the Fund for any fees or losses related to the failed delivery or, in the event a recalled security will not be returned by BNP, for the Fund, upon notice to BNP, to reduce the loan balance outstanding by the amount of the recalled security failed to be returned. The terms of the BNP Credit Facility pursuant to which portfolio securities pledged by the Fund are rehypothecated may provide for receipt by the Fund, either directly or indirectly through a reduction in the costs associated with the BNP Credit Facility, of a portion of the fees earned by BNP in connection with the rehypothecation of such portfolio securities. Rehypothecation by BNP of the Fund’s pledged portfolio securities entails risks, including the risk that BNP will be unable or unwilling to return rehypothecated securities, which could result in, among other things, the inability of the Fund to find suitable investments to replace the unreturned securities, thereby impairing the ability of the Fund to achieve its investment objective.
Use of Leverage by the Fund.
Although the Fund has the option to borrow, including through the Credit Facilities, there are significant risks that may be assumed in connection with such borrowings. Investors in the Fund should consider the various risks of financial leverage, including, without limitation, the matters described below. There is no assurance that a leveraging strategy would be successful. Financial leverage involves risks and special considerations for shareholders including: (i) the likelihood of greater volatility of NAV of the shares than a comparable portfolio without leverage; (ii) the risk that fluctuations in interest rates on borrowings and short-term debt that the Fund must pay will reduce the return to the shareholders; (iii) the effect of financial leverage in a market experiencing rising interest rates, which would likely cause a greater decline in the NAV of the shares than if the Fund were not leveraged; and (iv) the potential for an increase in operating costs, which may reduce the Fund’s total return.
In the event that the Fund would be required to sell assets at a loss, including in order to redeem or pay off any borrowing, such a sale would reduce the Fund’s NAV and may make it difficult for the NAV to recover. The Fund nevertheless may continue to use financial leverage if the Adviser expects that the benefits to the shareholders of maintaining the leveraged position likely would outweigh a resulting reduction in the current return.
Certain types of borrowings by the Fund would result in the Fund being subject to covenants in credit agreements relating to asset coverage and Fund composition requirements that are more stringent than those currently imposed on the Fund by the 1940 Act. In addition, borrowings by the Fund may be made on a secured basis. The Custodian will then either segregate the assets securing the Fund’s borrowings for the benefit of the Fund’s lenders or arrangements will be made with a suitable sub-custodian.
If the assets used to secure a borrowing decrease in value, the Fund may be required to pledge additional collateral to the lender in the form of cash or securities to avoid liquidation of those assets. In the event of a default, the lenders will have the right, through the Custodian, to redeem the Fund’s investments in underlying Investment Funds without consideration of whether doing so would be in the best interests of the Fund’s shareholders. The rights of any lenders to the Fund to receive payments of interest on and repayments of principal of borrowings will be senior to the rights of the Fund’s shareholders, and the terms of the Fund’s borrowings may contain provisions that limit certain activities of the Fund and could result in precluding the purchase of instruments that the Fund would otherwise purchase.
The use of financial leverage involves financial risk and would increase the exposure of the Fund’s investment returns to adverse economic factors such as rising interest rates, downturns in the economy or deterioration in the condition of the investments. There would be a risk that operating cash flow available to the Fund would be insufficient to meet required payments and a risk that it would not be possible to refinance existing indebtedness or that the terms of such refinancing would not be as favorable as the terms of existing indebtedness. Borrowings by the Fund may be secured by any or all of the assets of the Fund, with the consequences that the Fund may lose more than its equity stake in any one investment, and may lose all of its capital.
Derivatives Risk.
The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. Derivatives are subject to a number of risks, such as liquidity risk (which may be heightened for highly-customized derivatives), interest rate risk, market risk, credit risk, leveraging risk, counterparty risk, tax risk, and management risk, as well as risks arising from changes in applicable requirements. They also involve the risk of mispricing, the risk of unfavorable or ambiguous documentation and the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. The Fund’s use of derivatives may increase or accelerate the amount of taxes payable by common shareholders.
The Fund relies on certain exemptions in Rule
18f-4
under the 1940 Act to enter into derivatives transactions and certain other transactions notwithstanding the restrictions on the issuance of “senior securities” under Section 18 of the 1940 Act. Under Rule
18f-4,
“derivatives transactions” include the following: (1) any swap, security-based swap, futures contract, forward contract, option (excluding purchased options), any combination of the foregoing, or any similar instrument, under which the Fund is or may be required to make any payment or delivery of cash or other assets during the life of the instrument or at maturity or early termination, whether as margin or settlement payment or otherwise; (2) any short sale borrowing; and (3) if the Fund relies on the exemption in Rule
18f-4(d)(1)(ii),
reverse repurchase agreements and similar financing transactions. The Fund will rely on a separate exemption in Rule
18f-4(e)
when entering into unfunded commitment agreements, which includes any commitment to make a loan to a company, including term loans, delayed draw term loans, and revolvers, or to invest equity in a company. To rely on the unfunded commitment agreements exemption, the Fund must reasonably believe, at the time it enters into such agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as they come due. The Fund will rely on the exemption in Rule
18f-4(f)
when purchasing when-issued or forward-settling securities (e.g., firm and standby commitments, including to-be-announced
commitments, and dollar rolls) and
non-standard
settlement cycle securities, if certain conditions are met.
The Fund intends to operate as a “limited derivatives user” for purposes of the derivatives transactions exemption in Rule
18f-4.
To qualify as a limited derivatives user, the Fund’s “derivatives exposure” is limited to 10% of its net assets subject to exclusions for certain currency or interest rate hedging transactions (as calculated in accordance with Rule
18f-4).
Unless the Fund qualifies as a “limited derivatives user” as defined in Rule
18f-4,
the rule would, among other things, require the Fund to establish a comprehensive derivatives risk management program, to comply with certain value-at-risk
based leverage limits, to appoint a derivatives risk manager and to provide additional disclosure both
publicly and to the SEC regarding its derivatives positions.
Reverse Repurchase Agreements Risk.
The Fund’s use of reverse repurchase agreements involves many of the same risks involved in the Fund’s use of leverage, as the proceeds from reverse repurchase agreements generally will be invested in additional securities. There is a risk that the market value of the securities acquired in the reverse repurchase agreement may decline below the price of the securities that the Fund has sold but remains obligated to repurchase. In addition, there is a risk that the market value of the securities retained by the Fund may decline. If the buyer of securities under a reverse repurchase agreement were to file for bankruptcy or experiences insolvency, the Fund may be adversely affected. Also, in entering into reverse repurchase agreements, the Fund would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the underlying securities. In addition, due to the interest costs associated with reverse repurchase agreements transactions, the Fund’s NAV will decline, and, in some cases, the Fund may be worse off than if it had not used such instruments.
Use of Leverage by Portfolio Funds.
In addition to any borrowing utilized by the Fund, the Portfolio Funds in which the Fund invests may utilize financial leverage. The Portfolio Funds may be able to borrow, subject to the limitations of their charters and operative documents. Certain Portfolio Funds may not be subject to the limitations imposed by the 1940 Act regarding the use of leverage with respect to which registered investment companies, including the Fund, are subject. To that end, the Fund intends to limit its direct borrowing to an amount that does not exceed 33 1/3% of the Fund’s gross asset value. Furthermore, Portfolio Funds typically will hold their investments in entities organized as REITs, corporations or other entities and this may allow the Fund’s risk of loss to be limited to the amount of its investment in the Portfolio Fund. While leverage presents opportunities for increasing the Fund’s total return, it has the effect of potentially increasing losses as well.
Valuation of Portfolio Funds.
Certain Portfolio Funds in which the Fund invests are not publicly traded and the Fund may consider information provided by the institutional asset manager of each respective Portfolio Fund to determine the estimated value of the Fund’s investment therein. The valuation provided by an institutional asset manager as of a specific date may vary from the actual sale price that may be obtained if such investment were sold to a third party. To determine the estimated value of the Fund’s investment in Portfolio Funds, the Adviser considers, among other things, information provided by the Portfolio Funds, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to value accurately the Fund’s shares. Portfolio Funds that invest primarily in publicly traded securities are more easily valued.
Credit Risk.
Credit risk is the risk that one or more loans in the Fund’s portfolio will decline in price or fail to pay interest or principal when due because the issuer of the instrument experiences a decline in its financial status. While a senior position in the capital structure of a borrower or issuer may provide some protection with respect to the Fund’s investments in certain loans, losses may still occur because the market value of loans is affected by the creditworthiness of borrowers or issuers and by general economic and specific industry conditions and the Fund’s other investments will often be subordinate to other debt in the issuer’s capital structure. To the extent the Fund invests in below investment grade instruments, it will be exposed to a greater amount of credit risk than a fund which invests in investment grade securities. The prices of lower grade instruments are more sensitive to negative developments, such as a decline in the issuer’s revenues or a general economic downturn, than are the prices of higher grade instruments. Instruments of below investment grade quality are predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal when due and therefore involve a greater risk of default.
Preferred Securities Risk.
There are various risks associated with investing in preferred securities, including credit risk, interest rate risk, deferral and omission of distributions, subordination to bonds and other debt securities in a company’s capital structure, limited liquidity, limited voting rights and special redemption rights. Interest rate risk is, in general, the risk that the price of a preferred security falls when interest rates rise. Securities with longer maturities tend to be more sensitive to interest rate changes. Credit risk is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Holders of preferred securities may not receive dividends
, or the payment can be deferred for some period of time. In bankruptcy, creditors are generally paid before the holders of preferred securities.
Convertible Securities Risk.
Convertible securities are hybrid securities that have characteristics of both bonds and common stocks and are subject to risks associated with both debt securities and equity securities. Convertible securities are similar to fixed income securities because they usually pay a fixed interest rate (or dividend) and are obligated to repay principal on a given date in the future. The market value of fixed income and preferred securities tends to decline as interest rates increase and tends to increase as interest rates decline. Convertible securities have characteristics of a fixed income security and are particularly sensitive to changes in interest rates when their conversion value is lower than the value of the bond or preferred share. Fixed income and preferred securities also are subject to credit risk, which is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Fixed income and preferred securities also may be subject to prepayment or redemption risk. If a convertible security held by the Fund is called for redemption, the Fund will be required to surrender the security for redemption, convert it into the issuing company’s common stock or cash or sell it to a third party at a time that may be unfavorable to the Fund. Convertible securities have characteristics similar to common stocks especially when their conversion value is the same as the value of the bond or preferred share. The price of equity securities may rise or fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Market prices of equity securities in broad market segments may be adversely affected by a prominent issuer having experienced losses or by the lack of earnings or such an issuer’s failure to meet the market’s expectations with respect to new products or services, or even by factors wholly unrelated to the value or condition of the issuer, such as changes in interest rates.
High Yield Securities Risk.
The Fund may invest in debt securities and preferred securities rated less than investment grade that are sometimes referred to as high yield or “junk.” These securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality securities. High yield securities offer the potential for higher return, but also involve greater risk than bonds of higher quality, including an increased possibility that the security’s issuer, obligor or guarantor may not be able to make its payments of interest and principal (credit quality risk). If that happens, the value of the security may decrease. An economic downturn or period of rising interest rates (interest rate risk) could adversely affect the market for these securities and reduce the Fund’s ability to sell its securities (liquidity risk). Such securities also may be subject to resale restrictions. The lack of a liquid market for these securities could decrease the Fund’s share price.
Interest Rate Risk.
The fixed-income instruments that the Fund may invest in are subject to the risk that market values of such securities will decline as interest rates increase. These changes in interest rates have a more pronounced effect on securities with longer durations. Typically, the impact of changes in interest rates on the market value of an instrument will be more pronounced for fixed-rate instruments than it will for floating rate instruments. Fluctuations in the value of portfolio securities will not affect interest income on existing portfolio securities but will be reflected in the Fund’s NAV. The debt capital that will be available to the Fund in the future, if at all, may be impacted by changes in and uncertainty surrounding interest rates. Depending on the interest rate environment and general state of credit markets, potential debt capital may be available only at a higher cost and on terms and conditions less favorable than what the Fund has historically experienced. Market volatility, rising interest rates, uncertainty around interest rates and/or unfavorable economic conditions could adversely affect the Fund’s business.
An increase in interest rates could decrease the value of any investments the Fund holds that earn fixed interest rates, including subordinated loans, senior and junior secured and unsecured debt securities and loans and high yield bonds, and also could increase the Fund’s interest expense, thereby decreasing the Fund’s net income. Federal Reserve policy, including with respect to certain interest rates and the decision to end its quantitative easing policy, may also adversely affect the value, volatility and liquidity of dividend- and interest-paying securities. From time to time, the Fund may also enter into certain hedging transactions to mitigate the Fund’s exposure to changes in interest rates. In the past, the Fund has entered into certain hedging transactions, such as interest rate swap agreements, to mitigate the Fund’s exposure to adverse fluctuations in interest rates, and the Fund may do so again in the future. However, the Fund cannot assure shareholders that such transactions will be successful in mitigating the Fund’s exposure to interest rate risk. There can be no assurance that a significant change in market interest rates will not have a material adverse effect on the Fund’s net investment income.
The Fund’s debt investments are based on fixed and floating rates, such as Euro Interbank Offer Rate, Term Secured Overnight Financing Rate (“SOFR”), the Federal Funds Rate or the Prime Rate. Market prices tend to fluctuate more for fixed-rate securities that have longer maturities. Although the Fund has no policy governing the maturities of the Fund’s investments, under current market conditions the Fund expects that it will invest in a portfolio of debt generally having maturities of up to 10 years. Market prices for debt that pays a fixed rate of return tend to decline as interest rates rise. This means that the Fund is subject to greater risk (other things being equal) than a fund invested solely in shorter-term, fixed-rate securities. Market prices for floating rate investments may also fluctuate in rising rate environments with prices tending to decline when credit spreads widen. Rising interest rates may also increase the cost of debt for the Fund’s underlying portfolio companies, which could adversely impact their financial performance and ability to meet ongoing obligations to the Fund.
Foreign Securities and Emerging Markets Risk.
The Fund may have investments in foreign securities. Foreign securities have investment risks different from those associated with domestic securities. Changes in foreign economies and political climates are more likely to affect the Fund with investments in foreign securities than another fund that invests exclusively in domestic securities. The value of foreign currency denominated securities or foreign currency contracts is affected by the value of the local currency relative to the U.S. dollar. There may be less government supervision of foreign markets, resulting in non-uniform
accounting practices and less publicly available information about issuers of foreign securities. The value of foreign investments may be affected by changes in exchange control regulations, application of foreign tax laws (including withholding tax), changes in governmental economic or monetary policy (in this country or abroad), or changed circumstances in dealings between nations. In addition, foreign brokerage commissions, custody fees, and other costs of investing in foreign securities are often higher than in the United States. Investments in foreign issues could be affected by other factors not present in the United States, including expropriation, armed conflict, confiscatory taxation, and potential difficulties in enforcing contractual obligations.
The Fund may also invest in emerging markets, which are markets of countries in the initial stages of industrialization and have low per capita income. In addition to the risks of foreign securities in general, countries in emerging markets are more volatile and can have relatively unstable governments, social and legal systems that do not protect shareholders, economies based on only a few industries, and securities markets that trade a small number of issues which could reduce liquidity.
Infrastructure Industry Risk.
 Infrastructure investments may be subject to a variety of risks, not all of which can be foreseen or quantified, including: (i) the burdens of ownership of infrastructure: (ii) local, national and international political and economic conditions; (iii) the supply and demand for services from and access to infrastructure; (iv) the financial condition of users and suppliers of infrastructure assets; (v) changes in interest rates and the availability of funds which may render the purchase, sale or refinancing of infrastructure assets difficult or impracticable; (vi) changes in regulations, planning laws and other governmental rules; (vii) changes in fiscal and monetary policies; (viii) under-insured or uninsurable losses, such as force majeure acts and terrorist events; (ix) reduced investment in public and private infrastructure projects; and (x) other factors which are beyond the reasonable control of the Fund. Many of the foregoing factors could cause fluctuations in usage, expenses and revenues, causing the value of investments to decline and a material adverse effect on the Fund’s or an infrastructure asset’s performance.

Risks Associated with Debt Financing
Leveraging Risk.
The use of leverage, such as borrowing money to purchase securities, by the Fund will magnify the Fund’s gains or losses. The use of leverage via short selling and short positions in futures contracts will also magnify the Fund’s gains or losses. Generally, the use of leverage also will cause the Fund to have higher expenses (especially interest and/or short selling related dividend expenses) than those of funds that do not use such techniques. In addition, a lender to the Fund may terminate or refuse to renew any credit facility. If the Fund is unable to access additional credit, it may be forced to sell investments at inopportune times, which may further depress the returns on the Fund.
Credit Risk.
There is a risk that debt issuers will not make payments, resulting in losses to the Fund. In addition, the credit quality of securities may be lowered if an issuer’s financial condition changes. Lower credit quality may lead to greater volatility in the price of a security and in shares of the Fund. Lower credit quality also may affect liquidity and make it difficult to sell the security. Default, or the market’s perception that an issuer is likely to default, could reduce the value and liquidity of securities, thereby reducing the value of your investment in Fund shares. In addition, default may cause the Fund to incur expenses in seeking recovery of principal or interest on its portfolio holdings.
Inflation/Deflation Risk.
Inflation risk is the risk that the value of certain assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the Fund and its distributions can decline.
In addition, during any periods of rising inflation, the dividend rates or borrowing costs associated with the Fund’s use of leverage would likely increase, which would tend to further reduce returns to shareholders. Inflation may continue in the near to medium-term, particularly in the U.S., with the possibility that monetary policy continues to tighten in response. Deflation risk is the risk that prices throughout the economy decline over time—the opposite of inflation. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer defaults more likely, which may result in a decline in the value of the Fund’s portfolio.
Economic activity has continued to accelerate across sectors and regions. Nevertheless, global supply chain issues have led, and may in the future lead, to a rise in energy prices. Inflation may continue in the near to medium-term, particularly in the U.S., with the possibility that monetary policy continues to tighten in response. Persistent inflationary pressures could affect our portfolio companies’ profit margins. There can be no assurance that inflation will not become a serious problem in the future and have an adverse impact on the Fund’s returns.
Legal and Regulatory Risks
Compliance Failures.
Apollo, certain of its affiliates, and the
Sub-Adviser,
are regulated entities, and any compliance failures or other inappropriate behavior by them may have a material and/or adverse effect on the Fund. The provision of investment management services is regulated in most relevant jurisdictions, and the
Sub-Adviser
and Apollo must maintain their regulatory authorizations to continue to be involved both in the management of the Fund’s investments and to continue their businesses generally. The Adviser’s or
Sub-Adviser’s
ability to source and execute investment transactions for the Fund, and investor sentiment with respect to the Fund, may be adversely affected by negative publicity arising from any
regulatory compliance failures or other inappropriate behavior by any Apollo affiliate or its investment professionals.
Legal, Tax and Regulatory Risks.
Legal, tax and regulatory changes could occur that may adversely affect the Fund or its portfolio companies. There has been, and it is possible that there will be further, involvement of governmental and regulatory authorities in financial markets around the world. For example, the Fund expects to make investments in a number of different industries, some of which are or may become subject to regulation by one or more governmental agencies or authorities. New and existing regulations, changing regulatory requirements and the burdens of regulatory compliance all may have an adverse effect on the performance of investments that operate in these industries.

Neither the Adviser nor
Sub-Adviser
can predict whether new legislation
or
regulation (including new tax measures) will be enacted by legislative bodies or governmental agencies, nor can either of them predict what effect such legislation or regulation might have. There can be no assurance that new legislation or regulation, including changes to existing laws and regulations, will not have an adverse effect on the Fund’s investment performance.
The enforceability of agreements governing hedging transactions may depend on compliance with applicable statutory and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. New or amended regulations may be imposed by the CFTC, the SEC, the Federal Reserve, the EU or other financial regulators, other governmental or intergovernmental regulatory authorities or self-regulatory organizations that supervise the financial markets, and could adversely affect the Fund. In particular, the CFTC and the SEC are empowered to promulgate a variety of new rules pursuant to recently enacted financial reform legislation in the United States. The Fund also may be adversely affected by changes in the enforcement or interpretation of statutes and rules by these regulatory authorities or self-regulatory organizations.
Possible Risk of Conflicts
Possible Competition Between Portfolio Funds and Between the Fund and the Portfolio Funds.
The Portfolio Funds trade independently of each other and may pursue investment strategies that “compete” with each other for execution or that cause the Fund to participate in positions that offset each other (in which case the Fund would bear its pro rata share of commissions and fees without the potential for a profit). Also, the Fund’s investments in any particular Portfolio Fund could increase the level of competition for the same trades that other Portfolio Funds might otherwise make, including the priorities of order entry. This could make it difficult or impossible to take or liquidate a position in a particular security at a price consistent with the Adviser’s strategy.
Allocation of Investment Opportunities Risk.
The
Sub-Adviser,
directly or through its affiliates, may manage or advise multiple investment vehicles or accounts that have investment objectives that are similar to the Fund and that may seek to make investments or sell investments in the same securities or other instruments, sectors or strategies as the Fund. This may create potential conflicts, particularly in circumstances where the availability of such investment opportunities is limited or where the liquidity of such investment opportunities is limited. The results of the Fund’s investment activities may differ significantly from the results achieved by such other managed investment vehicles or accounts. It is possible that one or more of such vehicles or accounts will achieve investment results that are substantially
more or less favorable than the results achieved by the Fund.

MANAGEMENT OF THE FUND
Trustees and Officers
The Board is responsible for the overall management of the Fund, including supervision of the duties performed by the Adviser. The Board is comprised of five Trustees. The Trustees are responsible for the Fund’s overall management, including adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Fund’s investment adviser. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board, are set forth under “Management” in the SAI.
Investment Adviser
Apollo Real Estate Fund Adviser, LLC, located at 9 West 57th Street, New York, NY 10019, serves as the Fund’s investment adviser. The Adviser is registered with the SEC as an investment adviser under the Advisers Act. The Adviser is a Delaware limited liability company formed in August 2013, for the purpose of advising the Fund. The Adviser is an affiliate of Apollo Global Management, Inc. and its consolidated subsidiaries.
Under the general supervision of the Fund’s Board, the Adviser will carry out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund, determine which securities should be purchased, sold or exchanged. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers. The Adviser will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser will compensate all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Investment Advisory Agreement a monthly management fee computed at the annual rate of 1.50% of the daily net assets. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection.
A discussion regarding the basis for the Board’s approval of the Fund’s Investment Advisory Agreement with the Adviser and the
Sub-Advisory
Agreement with Aon Investments will be available in the Fund’s semi-annual report to shareholders for the fiscal period ending March 31, 2026.
The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including offering expenses, but excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 1.91%, 2.66%, 1.66%, and 2.16% per annum of the Fund’s average daily net assets attributable to Class A shares, Class C shares, Class I shares and Class L shares, respectively (the “Expense Limitation”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses incurred not more than three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain in effect, at least until May 31, 2027, unless and until the Board approves its modification or termination. This agreement may be terminated only by the Board on sixty (60) days’ written notice to the Adviser. After May 31, 2027, the Expense Limitation Agreement may be renewed at the Adviser’s discretion.
Adviser’s Investment Committee
The Adviser has established an Investment Committee (the “Committee”) responsible for: setting overall investment policies and strategies of the Adviser; approval of private Portfolio Funds being considered for investment by the Adviser for the Fund and generally overseeing the Fund’s investment portfolio.

The members of the Committee, and their professional background and experience, are as follows:
Spencer J. Propper
— Mr. Propper is Partner, Real Assets at Apollo. Mr. Propper serves as one of the Fund’s portfolio managers and has served as a member of the Investment Committee of the Fund’s investment adviser since the Fund’s inception in 2014. Mr. Propper has also served as a member of the Investment Committee of ARIS Management, LLC, the investment adviser of Apollo Realty Income Solutions, Inc., since June 2022. Previously, Mr. Propper served as Managing Director of Griffin Capital Company, LLC and Chief Operating Officer of Griffin Capital Asset Management Company, LLC. Prior to his roles with the Fund and the Adviser, Mr. Propper was a Director at Lakemont Group, a boutique real estate investment banking and consulting firm. Within this role Mr. Propper provided portfolio management services to the Bluerock Total Income Plus Real Estate Fund. Additionally, at the Lakemont Group, Mr. Propper was responsible for overseeing projects for a variety of clients including pension funds, private equity firms and publicly traded real estate companies and specialized in structured finance, market analysis and strategic due diligence. Mr. Propper holds a Master of Business Administration and Bachelor of Science in Finance and Real Estate from the University of Central Florida.
Stuart Rothstein
— Mr. Rothstein has been a Partner and the Chief Operating Officer – Real Estate of Apollo since 2009 and the Chief Operating Officer – Asset Backed Finance of Apollo since April 2023. In those roles, Mr. Rothstein is responsible for managing the day-to-day
operations of the businesses as well as strategic planning development and implementation of growth and product strategies and new business development. Mr. Rothstein has served as a director of Apollo Realty Income Solutions, Inc. since September 2021 and Chairperson of the board of directors since June 2022. Since March 2012, Mr. Rothstein has been the President and Chief Executive Officer and one of the directors of Apollo Commercial Real Estate Finance, Inc. (NYSE: ARI) (“ARI”). From September 2009 through April 2013, Mr. Rothstein served as the Chief Financial Officer, Treasurer and Secretary of ARI and from January 2022 to April 2022, he also served as the interim Chief Financial Officer, Treasurer, and Secretary of ARI. Since February 2024, Mr. Rothstein has been chair of the board of directors of Apollo Asset Backed Credit Company LLC. Prior to joining Apollo in 2009, Mr. Rothstein was a
Co-Managing
Partner of Four Corners Properties, a privately held real estate investment company. Previously, he was employed by KKR Financial Advisors, LLC, RBC Capital Markets, Related Capital Company and Spieker Properties, Inc. Mr. Rothstein graduated from the Schreyer Honors College at the Pennsylvania State University with a BS in Accounting and received an MBA from the Stanford University Graduate School of Business. Mr. Rothstein was selected to serve on the Board of Trustees because of the strategic leadership and business judgment he has demonstrated in his various leadership roles with Apollo and his extensive managerial and executive experience.
Jess Lipsey
— Mr. Lipsey is a Partner at Apollo, where he is a member of the Real Estate group and holds responsibility for sourcing, executing and monitoring investments. Mr. Lipsey also serves as the Chief Executive Officer and President of Apollo Realty Income Solutions. Prior to joining Apollo in 2010, Mr. Lipsey worked at Lehman Brothers Real Estate Partners, where he was involved in the acquisition and asset management of equity and structured debt investments across the US. Previously, he was an analyst in the Real Estate Investment Banking Group at Wachovia Securities, where he participated in advisory and financing assignments on behalf of private and public companies. Mr. Lipsey has served on the Boards of Directors of Newport Parent Corporation, La Costa Capital Partners, LLC, and Inspire Realty Services, Inc., since July 2021, March 2024, and November 2024, respectively. Mr. Lipsey graduated magna cum laude from Washington and Lee University with a BS in Business Administration and Accounting.
Portfolio Managers
Stuart Rothstein and Spencer Propper serve as the Fund’s portfolio managers and oversee the day-to-day
investment operations of the Fund. Biographical information for Mr. Rothstein and Mr. Propper is presented above.

The SAI provides additional information about the portfolio managers’ compensation, other accounts managed and ownership of Fund shares.
Investment
Sub-Adviser
The Adviser has engaged Aon Investments, a registered investment adviser under the Advisers Act, as the Fund’s
Sub-Adviser,
to provide ongoing research, opinions and recommendations to the portion of the Fund’s investment portfolio that is allocated to Private REITs. For 40 years, Aon Investments and its affiliates have provided global leadership in investment consulting, and have been leading advisers to corporate and public pension plans, defined contribution plans, union associations, health systems, financial intermediaries, endowments and foundations. Aon Investments had approximately $150.9 billion in assets under management in the U.S. as of December 31, 2025.
Aon Investments is the U.S. Investment Consulting Division of Aon Consulting, Inc. and an indirect wholly-owned subsidiary of Aon plc, a publicly held company (NYSE: Aon). Aon Investments employs over 300 U.S. colleagues, with 67 investment researchers in IMR (Investment Management & Research), serving more than 470 U.S. client relationships as of September 30, 2025.
Administrator and Accounting Agent
ALPS Fund Services, Inc. (“ALPS”), located at 1290 Broadway, Suite 1000, Denver, CO 80203, serves as Administrator and Accounting Agent. For its services as Administrator and Accounting Agent, the Fund pays ALPS the greater of a minimum fee or fees based on the annual net assets of the Fund (with such minimum fees subject to an annual cost of living adjustment) plus out of pocket expenses.
Transfer Agent
SS&C Global Investor & Distribution Solutions, Inc., located at 1055 Broadway Boulevard, Kansas City, MO 64105, serves as the Fund’s transfer agent.
Custodian
UMB Bank, n.a., with its principal place of business located at 1010 Grand Blvd., Kansas City, MO 64106, serves as custodian for the securities and cash of the Fund’s portfolio. Under a Custody Agreement, the Custodian holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to its duties.
Fund Expenses
The Adviser is obligated to pay expenses associated with providing the services stated in the Investment Advisory Agreement, including compensation of and office space for its officers and employees connected with investment and economic research, trading and investment management and administration of the Fund. The Adviser is obligated to pay the fees of any Trustee of the Fund who is affiliated with it.
ALPS is obligated to pay expenses associated with providing the services contemplated by a Fund Services Administration Agreement (administration and accounting), including compensation of and office space for its officers and employees and administration of the Fund. SS&C is obligated to pay expenses associated with providing the services contemplated by a Transfer Agency Agreement, including compensation for its officers and employees providing transfer agent services to the Fund.
The Fund pays all other expenses incurred in the operation of the Fund including, among other things, (i) expenses for legal and independent accountants’ services, (ii) costs of printing proxies, share certificates, if any, and reports to shareholders, (iii) charges of the Custodian and Transfer Agent in connection with the Fund’s dividend reinvestment plan, (iv) fees and expenses of independent Trustees, (v) printing costs, (vi) membership fees in trade associations, (vii) fidelity bond coverage for the Fund’s officers and Trustees, (viii) errors and omissions insurance for the Fund’s officers and Trustees, (ix) brokerage costs, (x) taxes, (xi) costs associated with the Fund’s quarterly repurchase offers, (xii) distribution and shareholder servicing fees and (xiii) other extraordinary or non-recurring
expenses and other expenses properly payable by the Fund. The expenses incident to the offering and issuance of shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares.
Class A shares, Class C shares and Class L shares are subject to a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to the respective share class. In addition, Class C shares are subject to a 0.75% distribution fee. Class C shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.75% of the Fund’s average daily net assets attributable to Class C shares and is payable on a monthly basis. Class L shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.25% of the Fund’s average daily net assets attributable to Class L shares and is payable on a monthly basis.
The Investment Advisory Agreement authorizes the Adviser or its delegate to select brokers or dealers (including affiliates) to arrange for the purchase and sale of Fund securities. Any commission, fee or other remuneration paid to an affiliated broker or dealer is paid in compliance with the Fund’s procedures adopted in accordance with Section 17 under the 1940 Act.
Control Persons
A control person is one who owns, either directly or indirectly, more than 25% of the voting securities of a company or acknowledges the existence of control. As of May 15, 2026, no entity or person beneficially owned 25% or more of the outstanding shares of the Fund.

DETERMINATION OF NET ASSET VALUE
The NAV per share for the Fund is determined following the close of regular trading on the New York Stock Exchange (“NYSE”), generally 4:00 p.m. Eastern Time, on each day the NYSE is open for trading. Each of the Fund’s share classes will be offered at NAV plus the applicable sales load, if any. The Fund’s NAV per share is calculated, on a class-specific basis, by dividing the value of the Fund’s total assets (the value of the securities the Fund holds plus cash or other assets, including interest accrued but not yet received), less accrued expenses and other liabilities of the Fund, by the total number of shares outstanding.
The Board has adopted procedures pursuant to which the Fund will value its investments (the “Valuation Policy and Procedures”). In accordance with the Valuation Policy and Procedures, the Fund’s portfolio investments for which market quotations are readily available are valued at market value. Investments for which market quotations are not readily available or are deemed to be unreliable are valued at fair value as determined in good faith pursuant to Rule
2a-5
under the 1940 Act. As permitted by Rule
2a-5
under the 1940 Act, the Board has designated the Adviser as the Fund’s valuation designee (“Valuation Designee”) to perform fair value determinations relating to all portfolio investments. The Adviser carries out its designated responsibilities as Valuation Designee through various teams pursuant to the Valuation Policy and Procedures which govern the Valuation Designee’s selection and application of methodologies and independent pricing services for determining and calculating the fair value of portfolio investments. The Valuation Designee will fair value portfolio investments utilizing inputs from various external and internal sources including, but not limited to, independent pricing services, dealer quotation reporting systems, independent third-party valuation firms and proprietary models and information. When determining the fair value of an investment, one or more fair value methodologies may be used. Fair value determinations will be based upon all available factors that the Valuation Designee deems relevant at the time of the determination. Fair valuation involves subjective judgments and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security. In connection with its role as Valuation Designee, the Adviser has established a Valuation Committee to oversee the implementation of the Valuation Policy and Procedures and the functions related to the fair valuation of portfolio investments.
The valuation of the Fund’s investments is performed in accordance with Rule
2a-5
under the 1940 Act and in conjunction with Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC Topic 820”), issued by the Financial Accounting Standards Board. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are determined within a framework that establishes a three-tier hierarchy which maximizes the use of observable market data and minimizes the use of unobservable inputs to establish a classification of fair value measurements for disclosure purposes. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Valuation Designee. Unobservable inputs reflect the Valuation Designee’s own assumptions about the assumptions market participants would use in pricing the asset or liability based on the information available. ASC 820 classifies the inputs used to measure these fair values into the following hierarchy:

•	Level 1: Quoted prices in active markets for identical assets or liabilities, accessible at the measurement date.

•
Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

•	Level 3: Unobservable inputs for the asset or liability.
The Fund’s portfolio investments for which quotations are not provided by independent pricing services or for which such quotations are deemed not to represent fair value are evaluated by the Valuation Designee utilizing independent third-party valuation firms and/or proprietary information to assist in determining fair value. Such portfolio investments are generally categorized as Level 3, consistent with ASC 820. The Valuation Designee has engaged multiple independent third-party valuation firms based on a review of each firm’s expertise and relevant experience in valuing certain investments. In each case, the independent valuation firms consider observable market inputs together with significant unobservable inputs in arriving at their valuation recommendations. Such investments are generally valued utilizing a market approach, an income approach or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The valuation is based on the value indicated by current market expectations about those future amounts. After acquiring such investments, the investments are generally held at cost for a calendar quarter, provided that no material change has since occurred in the issuer’s business, significant inputs or the relevant environment.
Forward foreign currency exchange contracts and swap agreements are typically valued at their quoted daily prices obtained from an independent pricing source. If such quotations are not readily available or become unreliable, the Valuation Designee may recommend valuation through other means, such as broker or dealer quotes, consistent with the Valuation Policy and Procedures.
Valuation of Public Securities
The Fund’s portfolio investments for which market quotations are readily available are valued at market value. Market value is generally determined on the basis of official exchange (e.g., NYSE or NASDAQ) closing prices or the last reported sales prices. Portfolio investments listed on more than one exchange will generally be valued at the last quoted sale price on the exchange on which the security is principally traded. Portfolio investments traded on a foreign exchange are valued as of the close of the NYSE at the closing price of such investments in their principal trading market but may be fair valued if subsequent events occurring before the computation of NAV have materially affected the value of the securities. Trading may take place in foreign investments held by the Fund at times when the Fund is not open for business.
The Fund’s portfolio investments traded on the
over-the-counter
market including, but not limited to, loans, bonds, and CLOs, are valued on the basis of quotations obtained from independent pricing services. If such quotations are not readily available or become unreliable, the Valuation Designee may recommend valuation through other means, such as broker or dealer quotes, consistent with the Valuation Policy and Procedures.
Valuation of Private Portfolio Funds
Private REITs.
The Fund’s allocation to Private REITs generally includes
open-end
private investment funds that elect to be treated as REITs for tax purposes. The Private REITs generally include private funds investing in real estate assets (“Private Equity Funds”) and private funds investing in debt instruments secured or otherwise supported by real estate assets (“Private Debt Funds”). The sponsors or agents of the Private REITs measure their investment assets at fair value and report a NAV per share no less frequently than quarterly (“Sponsor NAV”). The Private REITs have generally adopted valuation practices consistent with the valuation standards and techniques established by professional industry associations that advise the institutional real estate investment community. Such valuation standards seek general application of U.S. Generally Accepted Accounting Principles (GAAP) fair value standards, uniform appraisal standards and the engagement of independent valuation advisory firms.
The valuations of the Private REITs have a considerable impact on the Fund’s NAV as a significant portion of the Fund’s assets are invested in Private REITs. Market and dealer quotations are generally not readily available for the Private REITs in which the Fund invests, and as such, the Fund utilizes Sponsor NAVs or other valuation methodologies when determining the fair value of the Private REITs. The Fund may also use a third-party valuation specialist to assist in determining fair value of the Private REITs held in the Fund’s portfolio.

ASC 820 allows the Fund, as a practical expedient, to estimate the fair value of the Private REITs by using the NAV per share of each respective investment as of the Fund’s measurement date. Under ASC 820, investments utilizing the practical expedient are not to be categorized in the fair value hierarchy described above and included in the Fund’s financial statements but rather, the number of investments measured using the NAV practical expedient is disclosed to permit reconciliation of the fair value of investments in the hierarchy to the corresponding line items in the Fund’s balance sheet.
Private Equity Funds.
The Private Equity Funds produce Sponsor NAVs no less frequently than quarterly. Such Sponsor NAVs are reviewed by the Adviser upon receipt and subsequently applied to the Fund’s NAV following consultation with the Private Equity Fund sponsor, if necessary. In between receipt of Sponsor NAVs, where applicable, the value of each Private Equity Fund is adjusted daily by the change in a proprietary index (the “Index”) that the Fund’s Board has deemed representative of the private equity real estate market. This process is applied daily to each respective Private Equity Fund until the receipt of the next Sponsor NAV. Certain of the Private Equity Funds may provide the Adviser with a daily valuation, and, in such instances, the Index is not applied. The Index seeks to reflect market conditions of the broader private equity real estate market in an effort to ensure any such changes in market conditions are reflected in the NAV of the Fund. The Index is comprised of private real estate investment funds (“Index Constituents”) that produce a daily NAV and generally hold institutional quality assets. The Index is monitored by the Adviser on a regular basis, and the Adviser will consult with the Valuation Committee if monitoring suggests a modification to the Index Constituents or other change(s) to the Index to better reflect market conditions. Further, in the event that a Sponsor NAV is not provided by a Private Equity Fund following the conclusion of such Private Equity Fund’s valuation period, the Adviser shall inform the Valuation Committee and a meeting may be called to determine fair value.
Private Debt Funds.
The Private Debt Funds produce Sponsor NAVs no less frequently than quarterly. Such Sponsor NAVs are reviewed by the Adviser upon receipt and subsequently applied to the Fund’s NAV following consultation with the Private Debt Fund sponsor, if necessary. The Fund will, in certain cases, accrue income on a daily basis for each Private Debt Fund based on the prior period’s distribution rate and/or guidance provided by each respective Private Debt Fund sponsor. In the event that a Sponsor NAV is not provided by a Private Debt Fund following the conclusion of such Private Debt Fund’s valuation period, or if the Adviser becomes aware of an event warranting an update to a Private Debt Fund valuation, the Adviser shall inform the Valuation Committee and a meeting may be called to determine fair value.

CONFLICTS OF INTEREST
As a general matter, certain conflicts of interest may arise in connection with a portfolio manager’s management of a fund’s investments, on the one hand, and the investments of other accounts for which the portfolio manager is responsible, on the other. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. Other potential conflicts might include conflicts created by specific portfolio manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars,” if any). The Adviser has adopted policies and procedures and has structured its portfolio managers’ compensation in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts.

QUARTERLY REPURCHASES OF SHARES
Once each quarter, the Fund will offer to repurchase at net asset value no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The offer to purchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date of the Repurchase Request Deadline. Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”).
Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares and the Repurchase Request Deadline, which is the date the repurchase offer ends. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account on the repurchase payment date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.
Determination of Repurchase Offer Amount
The Board, or a committee thereof, in its sole discretion, will determine the number of shares for each share class that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be no less than 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline.
If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered.
With respect to any required minimum distributions from an IRA or other qualified retirement plan, it is the obligation of the shareholder to determine the amount of any such required minimum distribution and to otherwise satisfy the required minimum. In the event that shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis which may result in the Fund not honoring the full amount of a required minimum distribution requested by a shareholder.
Notice to Shareholders
No less than 21 days and no more than 42 days before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information shareholders should consider in deciding whether to tender their shares for repurchase. The notice also will include detailed instructions on how to tender shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date.

Repurchase Price
The repurchase price of the shares will be the NAV of the share class as of the close of regular trading on the NYSE on the Repurchase Pricing Date. The current NAV may be obtained by calling
1-888-926-2688
and asking for the most current NAV per share or by visiting www.apollo.com/adref. The shares of the Fund are not traded on any organized market or securities exchange. The notice of the repurchase offer also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.
Contingent Deferred Sales Charge
Selling brokers, or other financial intermediaries that have entered into selling and/or intermediary agreements with the Distributor, may receive a distribution and service fee of up to 1.00% of the purchase price of Class C shares.
Class C shareholders who tender for repurchase of such shareholder’s Class C shares such that they will have been held less than 365 days after purchase, as of the time of repurchase, will be subject to a contingent deferred sales charge of 1.00% of the original purchase price. The Fund or its designee may waive the impositions of the contingent deferred sales charge in the following situations: (1) shareholder death or (2) shareholder disability. Any such waiver does not imply that the contingent deferred sales charge will be waived at any time in the future or that such contingent deferred sales charge will be waived for any other shareholder. Class A shares, Class I shares and Class L shares are not subject to a contingent deferred sales charge. Shares acquired through the Fund’s Automatic Investment Program, reinvestment of dividends or capital gain distributions are not subject to a contingent deferred sales charge.
Repurchase Amounts and Payment of Proceeds
Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the shareholder’s address of record, or credited directly to a predetermined bank account on the repurchase payment date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.
If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2.00% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2.00% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. It is the shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.
Suspension or Postponement of Repurchase Offer
The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.
Liquidity Requirements
The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline. The Board has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.
Consequences of Repurchase Offers
Repurchase offers will typically be funded from available cash or sales of portfolio securities. Payment for repurchased shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund’s net asset value.
Repurchase of the Fund’s shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of shares by the Fund will generally be a taxable event to shareholders.
The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. Shareholders have no rights to redeem or transfer their shares, other than limited rights of a shareholder’s descendants to redeem shares in the event of such shareholder’s death pursuant to certain conditions and restrictions. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

DISTRIBUTION POLICY AND DIVIDEND REINVESTMENT PLAN
Distribution Policy
The Fund’s distribution policy is to make quarterly distributions to shareholders. The distribution rate may be modified by the Board from time to time. All or a portion of a distribution may consist of a return of capital. Shareholders should not assume that the source of a distribution from the Fund is net profit. Although such distributions are not currently taxable, such distributions will have the effect of lowering a shareholder’s tax basis in the shares which will result in a higher tax liability when the shares are sold, even if they have not increased in value, or, in fact, have lost value. Distributions of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income to the extent of the Fund’s current and accumulated earnings and profits. Distributions of the Fund’s net capital gains properly reported as “capital gain dividends”, if any, are taxable to shareholders as long-term capital gains, regardless of the length of time shares have been held by shareholders. Distributions in excess of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income to the extent of the Fund’s current and accumulated earnings and profits. Distributions in excess of the earnings and profits would first be a tax-free
return of capital to the extent of the adjusted tax basis in the shares. After such adjusted tax basis is reduced to zero, the distribution would constitute capital gain (assuming the shares are held as capital assets). This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain. The Fund anticipates distributing all of its investment company taxable income and net capital gains during each taxable year though there can be no guarantee that the Fund will do so, and there may be certain scenarios where the Fund is unable to distribute all of its investment company taxable income and net capital gains in the form of dividends or capital gain dividends, in which case the Fund would become subject to U.S. federal income or excise tax.
Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested in additional shares of the Fund. See “Dividend Reinvestment Plan.”
The dividend distribution described above may result in the payment of approximately the same amount or percentage to the Fund’s shareholders each period. Section 19(a) of the 1940 Act and Rule
19a-1
thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. Thus, if the source of the dividend or other distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. Please refer to the Fund’s most recent Section 19(a) notice, available at https://www.apollo.com/adref, for additional information regarding the composition of distributions. Nevertheless, persons who periodically receive the payment of a dividend or other distribution may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule
19a-1
carefully and should not assume that the source of any distribution from the Fund is net profit.
The Board reserves the right to change the distribution policy from time to time. Effective October 1, 2026, the Fund’s distribution policy has been amended to change the frequency of distributions to shareholders from quarterly to semi-annual.
Dividend Reinvestment Plan
The Fund will operate under a dividend reinvestment plan administered by SS&C, Inc. Pursuant to the policy, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund.

Shareholders automatically participate in the dividend reinvestment plan, unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who do not wish to have Distributions automatically reinvested should notify the Transfer Agent in writing at Apollo Diversified Real Estate Fund, c/o SS&C, Inc., P.O. Box 219133, Kansas City, MO 64121-9133. Such written notice must be received by the Transfer Agent 30 days prior to the record date of the Distribution or the shareholder will receive such Distribution in shares through the dividend reinvestment plan. Under the dividend reinvestment plan, the Fund’s Distributions to shareholders are reinvested in full and fractional shares as described below.
When the Fund declares a Distribution, the Transfer Agent, on the shareholder’s behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s net asset value per share.
The Transfer Agent will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. The Transfer Agent will hold shares in the account of the shareholders in non-certificated
form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the dividend reinvestment plan. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion. The Transfer Agent will distribute all proxy solicitation materials, if any, to participating shareholders.
In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the dividend reinvestment plan, the Transfer Agent will administer the dividend reinvestment plan on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the dividend reinvestment plan.
Neither the Transfer Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the dividend reinvestment plan, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participant’s account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.
The automatic reinvestment of Distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Distributions. See “U.S. Federal Income Tax Matters.”
The Fund reserves the right to amend or terminate the dividend reinvestment plan. There is no direct service charge to participants with regard to purchases under the dividend reinvestment plan; however, the Fund reserves the right to amend the dividend reinvestment plan to include a service charge payable by the participants.
All correspondence concerning the dividend reinvestment plan should be directed to the Transfer Agent at Apollo Diversified Real Estate Fund, c/o SS&C, Inc., P.O. Box 219133, Kansas City, MO 64121-9133. Certain transactions can be performed by calling the toll free number
1-888-926-2688.

U.S. FEDERAL INCOME TAX MATTERS
The following briefly summarizes some of the important federal income tax consequences to shareholders of investing in the Fund’s shares, reflects the federal tax law as of the date of this prospectus, is intended for U.S. shareholders, and does not address special tax rules applicable to certain types of investors, such as corporate, tax-exempt
and foreign investors. Investors should consult their tax advisors regarding other federal, state, local, or foreign tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.
The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a shareholder of the Fund that acquires, holds and/or disposes of shares of the Fund, and reflects provisions of the Code, existing Treasury regulations, rulings published by the Internal Revenue Service (the “IRS”), and other applicable authority, as of the date of this prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important tax considerations generally applicable to investments in the Fund and the discussion set forth herein does not constitute tax advice. For more detailed information regarding tax considerations, see the SAI. There may be other tax considerations applicable to particular investors such as those holding shares in a tax deferred account such as an IRA or 401(k) plan. In addition, income earned through an investment in the Fund may be subject to state, local and foreign taxes.
The Fund has elected to be treated and intends to qualify each year for taxation as a regulated investment company under Subchapter M of the Code. In order for the Fund to qualify as a regulated investment company, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain dividends. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements. Shareholders will not be subject to the alternative minimum tax.
Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment plan. For U.S. federal income tax purposes, all dividends are generally taxable whether a shareholder takes them in cash or they are reinvested pursuant to the plan in additional shares of the Fund. Distributions of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income to the extent of the Fund’s current and accumulated earnings and profits. Distributions of the Fund’s net capital gains properly reported as “capital gain dividends”, if any, are taxable to shareholders as long-term capital gains, regardless of the length of time shares have been held by shareholders. Distributions in excess of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income to the extent of the Fund’s current and accumulated earnings and profits. Distributions, if any, in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after that basis has been reduced to zero, will constitute capital gains to the shareholder of the Fund (assuming the shares are held as a capital asset). A corporation that owns Fund shares generally will not be entitled to the dividends received deduction with respect to all of the dividends it receives from the Fund. Fund dividend payments that are attributable to qualifying dividends received by the Fund from certain domestic corporations may be designated by the Fund as being eligible for the dividends received deduction. There can be no assurance as to what portion of Fund dividend payments may be classified as qualifying dividends. The determination of the character for U.S. federal income tax purposes of any distribution from the Fund (i.e. ordinary income dividends, capital gains dividends, qualified dividends or return of capital distributions) will be made as of the end of the Fund’s taxable year. Generally, no later than sixty (60) days after the close of its taxable year, the Fund will provide shareholders with a written notice designating the amount of any capital gain distributions and any other distributions. The Fund anticipates distributing all of its investment company taxable income and net capital gains during each taxable year though there can be no guarantee that the Fund will do so, and there may also be certain scenarios where the Fund is unable to distribute all of its investment company taxable income and net capital gains in the form of dividends or capital gain dividends, in which case the Fund would become subject to U.S. federal income or excise tax. If the Fund does not distribute all of its net capital gain in the form of capital gain dividends, the Fund is permitted to elect to treat each of its shareholders as if it had received a capital gain dividend in the amount of its pro rata share of undistributed capital gain, and in such case, each shareholder will receive a U.S. federal income tax credit for its pro rata share of the Fund’s U.S. federal income tax liability on the undistributed capital gain.
The Fund will inform its shareholders of the source and tax status of all distributions promptly after the close of each calendar year.
Upon the sale, exchange or other disposition of our shares (except pursuant to a repurchase by the Fund, as described below), a shareholder will generally realize a capital gain or loss in an amount equal to the difference between the amount realized and the shareholder’s adjusted tax basis in such shares. Such gain or loss will be long-term or short-term depending upon the shareholder’s holding period for the shares. Generally, a shareholder’s gain or loss will be a long-term gain or loss if the shares have been held for more than one year. For non-corporate taxpayers, long-term capital gains are currently eligible for reduced rates of taxation.
Shareholders who tender all shares of the Fund held, or considered to be held, by them will be treated as having sold their shares and generally will realize a capital gain or loss. If a shareholder tenders fewer than all of its shares or fewer than all shares tendered are repurchased, such shareholder may be treated as having received a taxable dividend upon the tender of its shares. In such a case, there is a risk that non-tendering shareholders, and shareholders who tender some but not all of their shares or fewer than all of whose shares are repurchased, in each case whose percentage interests in the Fund increase as a result of such tender, will be treated as having received, in whole or in part, a taxable dividend, a tax-free dividend, or capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the shareholder’s tax basis in the relevant Fund shares repurchased.
Taxation of Foreign Shareholders
Because of the fact-specific impact of the applicable U.S. tax rules and their interaction with tax treaties, a shareholder who, as to the United States, is a nonresident alien individual, a foreign trust or estate, or a foreign corporation (“foreign shareholder”), as defined in the Code, is urged to consult their own tax advisor regarding the U.S. federal tax consequences of the holding, sale, exchange or other disposition of the Fund’s shares. The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein.
Generally, a foreign shareholder will be subject to U.S. federal income tax on distributions received from the Fund or upon dispositions of shares if income from the Fund is “effectively connected” with a U.S. trade or business carried on by the foreign shareholder.
Income Not Effectively Connected.
If the income from the Fund is not “effectively connected” with a U.S. trade or business carried on by the foreign shareholder, distributions of investment company taxable income may be subject to a U.S. tax of 30% (or lower treaty rate, except in the case of any “excess inclusion income” allocated to the foreign shareholder), which tax generally is withheld from such distributions by the Fund. All foreign shareholders should consult their tax advisors to determine the appropriate tax forms to provide to claim a reduced rate or exemption from U.S. federal withholding taxes, and the proper completion of those forms.
Capital gain dividends and any amounts retained by the Fund that are properly reported by the Fund as undistributed capital gains will not be subject to U.S. tax at the rate of 30% (or applicable lower treaty rate)

unless the foreign shareholder is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements.
Notwithstanding the foregoing, properly reported dividends generally are exempt from U.S. withholding tax where they (i) are paid in respect of the Fund’s “qualified net interest income” (generally, the Fund’s U.S. source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the Fund is at least a 10% equity holder, reduced by expenses that are allocable to such income) or (ii) are paid in respect of the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gain over the Fund’s long-term capital loss for such taxable year). However, depending on its circumstances, the Fund may report all, some or none of its potentially eligible dividends as qualified net interest income or as qualified short-term capital gains, and/or treat such dividends, in whole or in part, as ineligible for this exemption from withholding. In order to qualify for this exemption from withholding, a foreign shareholder will need to comply with applicable certification requirements relating to its
non-U.S.
status (including, in general, furnishing the correct IRS
Form W-8).
In the case of Fund shares held through an intermediary, the intermediary may withhold even if the Fund designates the payment as qualified net interest income or qualified short-term capital gain. If a repurchase of a shareholder’s shares by the Fund does not qualify for sale or exchange treatment, the shareholder may, in connection with such repurchase, be treated as having received, in whole or in part, a taxable dividend, a tax-free
dividend, or capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the shareholder’s tax basis in the relevant Fund shares repurchased. If the repurchase qualifies as a sale or exchange, the shareholder generally will realize capital gain or loss equal to the difference between the amount received in exchange for the repurchased shares and the adjusted tax basis of those shares.
Notwithstanding the foregoing, to the extent the Fund makes a distribution to a foreign shareholder that is attributable to gain from the sale or exchange of a “United States real property interest” within the meaning of Section 897 of the Code, if at any time during the shorter of the period during which the foreign shareholder hold such Fund shares and the five-year period ending on the date of the distribution the Fund qualifies as a United States real property holding corporation, such distribution by the Fund will cause foreign shareholders to be treated as recognizing gain that is “effectively connected” with a U.S. trade or business, as discussed below.
Any capital gain that a foreign shareholder realizes upon a repurchase of Fund shares or otherwise upon a sale or exchange of Fund shares will ordinarily not be subject to U.S. federal income tax unless (i) in the case of a foreign shareholder that is a nonresident alien individual, the gain is U.S. source income and such shareholder is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements, or (ii) at any time during the shorter of the period during which the foreign shareholder held such Fund shares and the five-year period ending on the date of the disposition of those shares, the Fund was a “United States real property holding corporation” (as such term is defined in the Code) and the Fund does not qualify as “domestically controlled” for purposes of Section 897 of the Code.
Income Effectively Connected.
If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a foreign shareholder, then distributions of investment company taxable income and capital gain dividends, any amounts retained by the Fund that are reported by the Fund as undistributed capital gains, and any gains realized upon the sale or exchange of Fund shares will be subject to U.S. income tax at the rates applicable to U.S. citizens, residents and domestic corporations, and such taxable amounts may subject a foreign shareholder to U.S. tax filing obligations. Foreign corporate shareholders may also be subject to the branch profits tax imposed by the Code.
In the case of a foreign shareholder, the Fund may be required to withhold U.S. federal income tax from distributions and repurchase proceeds that are otherwise exempt from withholding tax (or taxable at a reduced treaty rate), unless the foreign shareholder certifies his foreign status under penalties of perjury or otherwise establishes an exemption.

FATCA.
Payments to a shareholder that is either a foreign financial institution (“FFI”) or a non-financial
foreign entity (“NFFE”) within the meaning of the Foreign Account Tax Compliance Act (“FATCA”) may be subject to a generally nonrefundable 30% withholding tax on dividends paid by the Fund. FATCA withholding tax generally can be avoided: (a) by an FFI, subject to any applicable intergovernmental agreement or other exemption, if it enters into a valid agreement with the IRS to, among other requirements, report required information about certain direct and indirect ownership of foreign financial accounts held by U.S. persons with the FFI and (b) by an NFFE, if it: (i) certifies that it has no substantial U.S. persons as owners or (ii) if it does have such owners, reports information relating to them. The Fund may disclose the information that it receives from its shareholders to the IRS,
non-U.S.
taxing authorities or other parties as necessary to comply with FATCA. Withholding also may be required if a foreign entity that is a shareholder of the Fund fails to provide the Fund with appropriate certifications or other documentation concerning its status under FATCA.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES
The Fund is an unincorporated statutory trust established under the laws of the State of Delaware on November 5, 2013. The Fund’s Amended and Restated Declaration of Trust (the “Declaration of Trust”) provides that the Trustees of the Fund may authorize separate classes of shares of beneficial interest. The Trustees have authorized an unlimited number of shares. The Fund does not intend to hold annual meetings of its shareholders.
The Fund currently offers five different classes of shares: Class A shares, Class C shares, Class I shares, Class M shares and Class L shares. The Fund began continuously offering its common shares on June 30, 2014. As of May 4, 2015, the Fund simultaneously redesignated its issued and outstanding common shares as Class A shares and created its Class C shares and Class I shares. Class M shares and Class L shares commenced operations on November 17, 2016 and April 25, 2017, respectively. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the minimum investment amounts, sales loads, and ongoing fees and expenses for each share class may be different. The fees and expenses for the Fund are set forth in “Summary of Fund Expenses”. Certain share class details are set forth in “Plan of Distribution”.
The following table shows the amounts of Fund shares that have been authorized and are outstanding as of May 15, 2026:

Title of Class	Amount Authorized	Amount Held by Fund or for its Account	Amount Outstanding Excluding Amount Held by Fund or for its Account
Class A Shares	Unlimited	None	16,015,900
Class C Shares	Unlimited	None	12,951,182
Class I Shares	Unlimited	None	65,687,558
Class M Shares	Unlimited	None	36,185,437
Class L Shares	Unlimited	None	2,696,326
Shares
The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. Each share of the Fund represents an equal proportionate interest in the assets of the Fund with each other share in the Fund. Holders of shares will be entitled to the payment of dividends when, as and if declared by the Board. The Fund currently intends to make dividend distributions to its shareholders after payment of Fund operating expenses including interest on outstanding borrowings, if any, no less frequently than quarterly. Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested for shareholders in additional shares of the same class of the Fund. See “Dividend Reinvestment Plan.” The 1940 Act may limit the payment of dividends to the holders of shares. Each whole share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among its shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive
rights associated with the shares. The Declaration of Trust provides that the Fund’s shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law, in certain limited circumstances, may be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.
The Fund generally will not issue share certificates. However, upon written request to the Transfer Agent, a share certificate may be issued at the Fund’s discretion for any or all of the full shares credited to an investor’s account. Share certificates that have been issued to an investor may be returned at any time. The Transfer Agent will

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maintain an account for each shareholder upon which the registration of shares is recorded, and transfers, permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry, without physical delivery. SS&C will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges.
Other Classes of Shares.
The Fund offers Class M shares by a separate prospectus. Class M shares are subject to distribution fees and are offered only through certain platforms.

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ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST
The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board, and could have the effect of depriving the Fund’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the holders of at least two-thirds
of the class of shares of the Fund that are entitled to elect a Trustee and that are entitled to vote on the matter. The 1940 Act does not provide shareholders with an affirmative right to remove a Trustee. Furthermore, the Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s assets, or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

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PLAN OF DISTRIBUTION
ALPS Distributors, Inc., located at 1290 Broadway, Suite 1000, Denver, CO 80203, serves as the Fund’s principal underwriter and acts as the distributor of the Fund’s shares on a best efforts basis, subject to various conditions. The Distributor is an affiliate of the Administrator. The Fund’s shares are offered for sale through the Distributor at net asset value plus the applicable sales load. The Distributor also may enter into agreements with financial intermediaries for the sale and servicing of the Fund’s shares. The Fund intends to offer to sell an unlimited number of its shares, on a continual basis, through the Distributor. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its best efforts to solicit orders for the purchase of the shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market marker in Fund shares. Class C shares and Class L shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.75% and 0.25%, respectively, of the Fund’s average daily net assets attributable to Class C shares or Class L shares and is payable on a monthly basis. Class A shares and Class I shares are not currently subject to a Distribution Fee.
The Distributor has entered into a “wholesale marketing” agreement with Griffin Capital Securities, LLC (“Griffin Capital Securities”), a registered broker-dealer and an affiliate of Apollo. Pursuant to the terms of the wholesale marketing agreement, Griffin Capital Securities will seek to market and otherwise promote the Fund through various “wholesale marketing” distribution channels, including but not limited to; regional and independent retail broker-dealers, registered investment advisers, and wirehouses.
The Adviser or its affiliates, in the Adviser’s discretion and from their own resources, may pay additional compensation to financial intermediaries in connection with the sale and servicing of Fund shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a financial intermediary’s registered representatives, placement on a list of investment options offered by a financial intermediary, or the ability to assist in training and educating the financial intermediaries. The Additional Compensation may differ among financial intermediaries in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding shares held by shareholders introduced by the financial intermediary, or determined in some other manner. The receipt of Additional Compensation by a selling financial intermediary may create potential conflicts of interest between an investor and its financial intermediary who is recommending the Fund over other potential investments. Additionally, the Fund may pay a servicing fee to Intermediaries for providing ongoing services in respect of shareholders of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Transfer Agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up
withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and ongoing liaison services as the Fund or the Adviser may reasonably request.
The Fund and the Adviser have agreed to indemnify the Distributor against certain liabilities, including liabilities under the Securities Act of 1933 (“1933 Act”), or to contribute to payments the Distributor may be required to make because of any of those liabilities. Such agreement does not include indemnification of the Distributor against liability resulting from willful misfeasance, bad faith or negligence on the part of the Distributor in the performance of its duties or from reckless disregard by the Distributor of its obligations and duties under the Distribution Agreement. The Distributor may, from time to time, perform services for the Adviser and its affiliates in the ordinary course of business.
Prior to the initial public offering of shares, the Adviser purchased shares from the Fund in an amount satisfying the net worth requirements of Section 14(a) of the 1940 Act.

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Purchasing Shares
Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by the Transfer Agent. The returned check and stop payment fee is currently $25. Investors may buy and sell shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”). Such Financial Intermediaries may designate other intermediaries to receive purchase and repurchase orders, as authorized by the Fund. The Fund will be deemed to have received an order for purchase or repurchase of shares when the order is received in “proper form” by the Transfer Agent (or, if applicable, by a Financial Intermediary or its authorized designee) on a business day. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may also pay fees to Financial Intermediaries for sub-administration,
sub-
transfer agency,
sub-accounting
and other shareholder services associated with shareholders whose shares are held with such Financial Intermediary. Financial Intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary and the Transfer Agent.
By Mail
To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to Apollo Diversified Real Estate Fund to:
Apollo Diversified Real Estate Fund
c/o SS&C, Inc.
801 Pennsylvania Ave
Suite 219133
Kansas City, MO 64105-1307
All checks must be in US Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier’s checks in amounts of less than $10,000. To prevent check fraud, the Fund will accept neither third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, post-dated on-line
bill pay checks, or any conditional purchase order or payment.
The Transfer Agent will charge a $5.00 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.
By Wire — Initial Investment
To make an initial investment in the Fund, the Transfer Agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the Transfer Agent. Upon receipt of the completed account application, the Transfer Agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at
1-888-926-2688
for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day
funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day
funds. The bank should transmit funds by wire to:
ABA #: (number provided by calling toll-free number above)
Credit: SS&C, Inc.
Account #: (number provided by calling toll-free number above)
Further Credit:
Apollo Diversified Real Estate Fund
(shareholder registration)
(shareholder account number)
By Wire — Subsequent Investments
Before sending a wire, investors must contact SS&C to advise them of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received prior to 4:00 p.m. Eastern time to be eligible for same day pricing. The Fund, and its agents, including the Transfer Agent and Custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.
Automatic Investment Plan — Subsequent Investments
You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments in Class A shares and Class C shares by transfers of a minimum of $100 for regular accounts and $50 for retirement accounts on specified days of each month into your established Fund account. You may elect to make subsequent investments in Class I shares and Class L shares by transfers of a minimum of $100 on specified days of each month into your established Fund account. Please contact the Fund at
1-888-926-2688
for more information about the Fund’s Automatic Investment Plan.
By Telephone
Investors may purchase additional shares of the Fund by calling
1-888-926-2688.
If an investor elected this option on the account application, and the account has been open for at least 15 days, telephone orders will be accepted via electronic funds transfer from your bank account through the Automated Clearing House (ACH) network. Banking information must be established on the account prior to making a purchase. Orders for shares received prior to 4 p.m. Eastern time will be purchased at the appropriate price calculated on that day.
Telephone trades must be received by or prior to market close. During periods of high market activity, shareholders may encounter higher than usual call waits. Please allow sufficient time to place your telephone transaction.
In compliance with the USA Patriot Act of 2001, SS&C will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call SS&C at
1-888-926-2688
for additional assistance when completing an application.

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If SS&C does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within 5 business days if clarifying information/documentation is not received.
Purchase Terms
The minimum initial purchase by an investor for Class A shares , Class C shares and Class L shares is $2,500 for regular accounts and $1,000 for retirement plan accounts. The Fund reserves the right to waive investment minimums. The Fund’s shares are offered for sale through its Distributor at net asset value plus the applicable sales load. The price of the shares during the Fund’s continuous offering will fluctuate over time with the net asset value of the shares.
The minimum initial purchase for Class I shares by an investor is $1,000,000. The Fund reserves the right to waive the investment minimum. The Fund may permit a financial intermediary to waive the initial minimum per shareholder for Class I shares in the following situations: broker-dealers purchasing fund shares for clients in broker-sponsored discretionary fee-based
advisory programs; financial intermediaries with clients of a registered investment advisor (RIA) purchasing fund shares in fee based advisory accounts with a $1,000,000 aggregated initial investment across multiple clients; and certain other situations deemed appropriate by the Fund. The Fund’s Class I shares are offered for sale through its Distributor at net asset value. The price of the shares during the Fund’s continuous offering will fluctuate over time with the net asset value of the shares.
Share Class Considerations
When selecting a share class, you should consider the following:

•	which share classes are available to you;

•	how much you intend to invest;

•	how long you expect to own the shares; and

•	total costs and expenses associated with a particular share class.
Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.
Class A Shares
Investors purchasing Class A shares will pay a sales load based on the amount of their investment in the Fund. The sales load payable by each investor depends upon the amount invested by such investor in the Fund, and is up to 5.75%, as set forth in the table below. A reallowance to participating broker-dealers will be made by the Distributor from the sales load paid by each investor. A portion of the sales load, up to 0.75%, is paid to the Fund’s dealer manager, Griffin Capital Securities, (the “Dealer Manager Fee”). The following sales loads apply to your purchases of shares of the Fund:

Amount Purchased	Dealer Reallowance*	Dealer Manager Fee	Sales Load as % of Offering Price	Sales Load as % of Amount Invested
Under $100,000	5.00%	0.75%	5.75%	6.10%
$100,000-$249,999	4.00%	0.75%	4.75%	4.99%
$250,000-$499,999	3.00%	0.75%	3.75%	3.90%
$500,000-$999,999	2.00%	0.50%	2.50%	2.56%
$1,000,000 and Above	0.00%	0.00%	0.00%	0.00%**

*	Gross Dealer Concession paid to participating broker-dealers.
**
Selling brokers, or other financial intermediaries that have entered into selling and/or intermediary agreements with the Distributor may receive a distribution and service fee of up to 1.00% of the purchase price of Class
 A shares.

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You may be able to buy Class A shares without a sales charge (i.e., “load-waived”) when you are:

•	reinvesting dividends or distributions;

•	a current or former director or Trustee of the Fund;

•
an employee (including the employee’s spouse, domestic partner, children, grandchildren, parents, grandparents, siblings or any dependent of the employee, as defined in section 152 of the Internal Revenue Code) of the Fund’s Adviser or its affiliates or of a broker-dealer authorized to sell shares of the Fund;

•	purchasing shares through the Fund’s Adviser;

•	purchasing shares through a financial services firm that has a special arrangement with the Fund;

•	participating in an investment advisory or agency commission program under which you pay a fee to an investment advisor or other firm for portfolio management or brokerage services; or

•	exchanging an investment in Class A shares (or equivalent type) shares of another fund for an investment in the Fund.
In addition, the Fund may reduce or eliminate sales charges applicable to purchases of Class A shares through a Combined Purchase Privilege, Right of Accumulation (a discount based on cumulative quantity) or Letter of Intent (each as defined below). These programs will apply to purchases of other closed-end
funds or business development companies that Apollo sponsors currently or in the future (collectively, “Eligible Funds”), which offer Class A shares. These programs are summarized below.
Class L Shares
Investors purchasing Class L shares will pay a sales load based on the amount of their investment in the Fund. The sales load payable by each investor depends upon the amount invested by such investor in the Fund, but may range from 1.25% to 4.25%, as set forth in the table below. A reallowance to participating broker-dealers will be made by the Distributor from the sales load paid by each investor. A portion of the sales load, up to 0.75%, is paid to the Fund’s dealer manager, Griffin Capital Securities, (the “Dealer Manager Fee”). The following sales loads apply to your purchases of shares of the Fund:

Amount Purchased	Dealer Reallowance*	Dealer Manager Fee	Sales Load as % of Offering Price	Sales Load as % of Amount Invested
Under $250,000	3.50%	0.75%	4.25%	4.44%
$250,000-$499,999	2.50%	0.75%	3.25%	3.36%
$500,000-$999,999	1.50%	0.50%	2.00%	2.04%
$1,000,000 and Above	1.00%	0.25%	1.25%	1.27%

*	Gross Dealer Concession paid to participating broker-dealers.
You may be able to buy Class L shares without a sales charge (i.e., “load-waived”) when you are:

•	reinvesting dividends or distributions;

•	a current or former director or Trustee of the Fund;

•
an employee (including the employee’s spouse, domestic partner, children, grandchildren, parents, grandparents, siblings or any dependent of the employee, as defined in section 152 of the Internal Revenue Code) of the Fund’s Adviser or its affiliates or of a broker-dealer authorized to sell shares of the Fund;

•	purchasing shares through the Fund’s Adviser;

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•	purchasing shares through a financial services firm that has a special arrangement with the Fund;

•	participating in an investment advisory or agency commission program under which you pay a fee to an investment advisor or other firm for portfolio management or brokerage services; or

•	exchanging an investment in Class L (or equivalent type) shares of another fund for an investment in the Fund.
In addition, the Fund may reduce or eliminate sales charges applicable to purchases of Class L shares through a Combined Purchase Privilege, Right of Accumulation (a discount based on cumulative quantity) or Letter of Intent (each as defined below). These programs will apply to purchases of other closed-end
funds or business development companies that Apollo sponsors currently or in the future (collectively, “Eligible Funds”), which offer Class L shares. These programs are summarized below.
Combined Purchase Privilege
Concurrent purchases of Class A shares or Class L shares of the Fund and/or of Eligible Funds may be combined into a single purchase to determine the application of the sales load (i.e., available breakpoints or volume discounts) (the “Combined Purchase Privilege”). Purchases by Family Members or other related accounts of a shareholder may be combined for purposes of determining eligibility. A “Family Member” includes ones spouse, domestic partner, parent, stepparent, grandparent, child, stepchild, grandchild, sibling, father-in-law,
mother-in-law,
brother-in-law
or
sister-in-law,
including trusts created by these Family Members. If applicable, you will need to provide the account numbers of your Family Member(s) as well as the ages of your minor children.
It is the responsibility of the investor (or, if applicable, the investor’s financial intermediary) to determine whether a reduced sales load would apply. The Fund is not responsible for making such determination. To receive a reduced sales load, notification must be provided at the time of the purchase order. If you purchase Class A shares or Class L shares directly from the Fund and believe the Combined Purchase Privilege applies, you must notify the Fund in writing. Otherwise, notice should be provided to the Financial Intermediary through whom the purchase is made so they can notify the Fund.
Right of Accumulation
For the purposes of determining the applicable reduced sales charge, you may be able to include the Fund as part of your current investment, the current aggregate net asset value of all Class A shares of the Fund and of any Eligible Funds held by accounts for your benefit (the “Right of Accumulation”). To qualify for this option, you must be either:

•	an individual;

•	an individual and a Family Member purchasing shares for your own account(s) or trust(s) or custodial account(s) for minor children; or

•
a fiduciary purchasing for any one trust, estate or fiduciary account, including employee benefit plans created under Sections 401, 403 or 457 of the Internal Revenue Code, including related plans of the same employer.

If you plan to rely on this Right of Accumulation, you must notify your broker or the Fund’s transfer agent, as applicable, or at the time of your purchase. You will need to give your broker or the Fund’s transfer agent, as applicable, your account numbers. Existing holdings of Family Members or other related accounts of a shareholder may be combined for purposes of determining eligibility. If applicable, you will need to provide the account numbers of your Family Members as well as the ages of your minor children.

Letter of Intent
You may be able to count all investments within a
13-month
period in Class A shares or Class L shares of any Eligible Fund(s) as if you were making them all at once for the purposes of calculating the applicable reduced sales charges by means of a written letter of intent (the “Letter of Intent”). The minimum initial investment under a Letter of Intent is 5% of the total Letter of Intent amount. The Letter of Intent does not preclude the Fund from discontinuing sales of its shares. You may include a purchase of Class A shares of an Eligible Fund not originally made pursuant to a Letter of Intent under a Letter of Intent entered into within 90 days of the original purchase. To determine the applicable sales charge reduction, you also may include (1) the cost of Class A shares or Class L shares of an Eligible Fund that were previously purchased at a price including a front end sales charge during the
90-day
period prior to the Distributor receiving the Letter of Intent, and (2) the historical cost of shares of other Eligible Funds you currently own and acquired in exchange for Class A shares or Class L shares of an Eligible Fund purchased during that period and at a price including a front-end
sales charge. You may combine purchases and exchanges by Family Members. You should retain any records necessary to substantiate historical costs because the Fund, the transfer agent and any financial intermediaries may not maintain this information. Shares acquired through reinvestment of dividends are not aggregated to achieve the stated investment goal.
Class C Shares
Class C shares are sold at the prevailing NAV per Class C share and are not subject to any upfront sales charge; however, the following are additional features that should be taken into account when purchasing Class C shares:

•
a minimum initial investment of $2,500 for regular accounts and $1,000 for retirement plan accounts, and a minimum subsequent investment of at least $100 for regular accounts and $50 for retirement plan accounts (the Fund reserves the right to waive investment minimums);

•	a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class C shares;

•	a Distribution Fee which will accrue at an annual rate equal to 0.75% of the average daily net assets of the Fund attributable to Class C shares; and

•
a contingent deferred sales charge equal to 1.00% of the original purchase price of Class C shares repurchased by the Fund for repurchases of Class C shares held less than 365 days following such shareholder’s initial purchase.

The Distributor pays 1% of the amount invested to dealers who sell Class C shares. The Adviser or an affiliate reimburses the Distributor for monies advanced to dealers. Because Class C shares of the Fund are sold at the prevailing NAV per Class C share without an upfront sales load, the entire amount of your purchase is invested immediately.
Class I Shares
Class I shares will be sold at the prevailing NAV per Class I share and are not subject to any upfront sales charge. The Class I shares are not subject to a Distribution Fee, shareholder servicing fees, or contingent deferred sales charges. Class I shares may only be available through certain financial intermediaries. Because the Class I shares of the Fund are sold at the prevailing NAV per Class I share without an upfront sales charge, the entire amount of your purchase is invested immediately. However, for all accounts, Class I shares require a minimum investment of $1,000,000, while subsequent investments may be made with $100. The Fund reserves the right to waive the investment minimum.
Share Class Exchanges
Upon request, the Fund may, in its discretion, permit a current Fund shareholder to exchange shares of one class of the Fund held by them to another class of Fund shares; provided, however, that such shareholder meets the requirements of the new share class or such requirements have been waived in the Adviser’s discretion.

Shareholder Service Expenses
The Fund has adopted a “Shareholder Services Plan” with respect to its Class A shares, Class C shares and Class L shares under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s Transfer Agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up
withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request. Under the Shareholder Services Plan, the Fund, with respect to Class A shares, Class C shares and Class L shares, may incur expenses on an annual basis up to 0.25% of its average net assets attributable to Class A shares, Class C shares and Class L shares, respectively.
Class I shares are not subject to shareholder servicing expenses.
Distribution Plan
The Fund, with respect to its Class C shares and Class L shares, is authorized under a “Distribution Plan” to pay to the Distributor a Distribution Fee for certain activities relating to the distribution of shares to investors and maintenance of shareholder accounts, as well as for payments to the L Class shares platform sponsors. These activities include marketing and other activities to support the distribution of Class C shares and Class L shares. The Plan operates in a manner consistent with Rule
12b-1
under the 1940 Act, which regulates the manner in which an
open-end
investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end
investment company, it has undertaken to comply with the terms of
Rule 12b-1
as a condition of an exemptive order under the 1940 Act which permits it to have asset based distribution fees. Under the Distribution Plan, the Fund pays the Distributor a Distribution Fee at an annual rate of 0.75% and 0.25% of average daily net assets attributable to Class C shares and Class L shares, respectively. Class A shares and Class I shares do not pay a Distribution Fee.

LEGAL MATTERS
Simpson Thacher & Bartlett LLP, 900 G Street, N.W., Washington, D.C., 20001, acts as counsel to the Fund. Richards, Layton & Finger, P.A., Wilmington, DE, acts as special Delaware counsel to the Fund.

REPORTS TO SHAREHOLDERS
The Fund will send to its shareholders unaudited semi-annual and audited annual reports, including a list of investments held.
As permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the Fund’s shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports from the Fund or from your financial intermediary (such as a broker-dealer or bank). Instead, the reports will be made available on the Fund’s website (
https://www.apollo.com/adref
), and you will be notified electronically or by mail, depending on your elections, each time a report is posted and provided with a website link to access the report.
You may elect to receive all future reports in paper free of charge. If you invest directly with the Fund, you can call the Fund toll-free at
1-888-926-2688
or visit
https://www.apollo.com/adref
to inform the Fund that you wish to continue receiving paper copies of your shareholder reports. If you invest through a financial intermediary, you can contact your financial intermediary to request that you receive paper copies of your shareholder reports. Please note that not all financial intermediaries may offer this service. Your election to receive reports in paper will apply to all funds held in your account if you invest through your financial intermediary or all funds held with the fund sponsor if you invest directly with a fund.
You may elect to receive electronic delivery of shareholder reports and other communications by: (i) calling the Fund toll-free at
1-888-926-2688
or visiting
https://www.apollo.com/adref
, if you invest directly with the Fund, or (ii) contacting your financial intermediary, if you invest through a financial intermediary. Please note that not all financial intermediaries may offer this service.
Householding
In an effort to decrease costs, the Fund intends to reduce the number of duplicate annual and semi-annual reports by sending only one copy of each to those addresses shared by two or more accounts and to shareholders reasonably believed to be from the same family or household. Once implemented, a shareholder must call 1-888-926-2688
to discontinue householding and request individual copies of these documents. Once the Fund receives notice to stop householding, individual copies will be sent beginning thirty days after receiving your request. This policy does not apply to account statements.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Cohen & Company, Ltd. is the independent registered public accounting firm for the Fund and will audit the Fund’s financial statements. Cohen & Company, Ltd. is located at 1835 Market Street, Suite 310, Philadelphia, PA 19103.

ADDITIONAL INFORMATION
The prospectus and the SAI do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (file
No. 333-212073).
The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this prospectus for information about how to obtain a paper copy of the Registration Statement or SAI without charge.

Apollo Global Management, Inc.
Privacy Notice
Dear Client or Investor:
Apollo Global Management, Inc. (“Apollo”) and its subsidiaries
1
(together “us,” “we,” or “Apollo”) take precautions to maintain the privacy of personal information concerning Apollo’s current and prospective investors who are individuals/natural persons. These precautions include the adoption of certain procedures designed to maintain and secure such investors’ nonpublic personal information from inappropriate disclosure to third parties. U.S. federal regulations require Apollo to inform investors of its privacy policy regarding what kinds of information it collects and the circumstances in which that information may be disclosed to third parties. Please see the Appendix to this Notice for additional information about our privacy practices regarding the European Union, United Kingdom, Cayman Islands, California, and other jurisdictions that may grant natural persons certain privacy rights.
We collect nonpublic personal information about investors from the following sources:

•
information Apollo receives from an investor in its subscription documentation, other forms or agreements, and correspondence (written, telephonic, or electronic), including identifiers, such as an investor’s name, address, social security number, and commercial information such as assets, income, and amounts or types of such investor’s investments;

•
commercial information about an investor’s transactions with Apollo, its affiliates, and nonaffiliated third parties, such as an investor’s capital account balance, other account data, and participation in other investments; and

•	commercial information Apollo may receive from a consumer reporting agency, such as an investor’s credit history.
We do not disclose any nonpublic personal information about prospective, current, or former investors to anyone, except as requested or authorized by an investor or to certain affiliates and service providers as permitted or as otherwise required by law or regulation. We do not sell your nonpublic personal information. We may use nonpublic personal information that you provide to market services to you in the future, including through our use of third-party website cookies and similar technologies.
Except as described below or as otherwise required by law or regulation, we do not disclose to affiliates or to nonaffiliates any nonpublic personal information about you. We do disclose information to affiliates and nonaffiliated third parties for our everyday business purposes, such as to process your transactions, to maintain your investments in funds managed by Apollo, and to respond to court orders and legal investigations, or as permitted by law. We also provide such information to our affiliates, attorneys, banks, auditors, securities brokers, and service providers as may be necessary to facilitate the acceptance and management of your investments in funds managed by Apollo and to enable them to perform services on our behalf. We may also provide your name, address, telephone number, social security number, or financial condition information to affiliates or nonaffiliated third parties, such as broker-dealers, engaged in marketing activities on our behalf, such as the solicitation of your investment in future funds managed by Apollo. We will require such third-party service providers and financial institutions to protect the confidentiality of the investors’ nonpublic personal information and to use the information only for purposes for which it is disclosed to them. We maintain physical, electronic, and procedural safeguards that comply with U.S. federal standards to safeguard investors’ nonpublic personal information.

1	Subsidiaries of Apollo also include entities that conduct their business under names that do not include the “Apollo” name.

We will adhere to the policies and practices described in this Privacy Notice regardless of whether the investor is a prospective, current or former investor.
If you have any questions concerning this Privacy Notice, please contact
privacy@apollo.com
.
Appendix: European Union, United Kingdom, Cayman Islands, California, and Other Jurisdictional Privacy Notice
This Appendix, along with the Privacy Notice above, describes how Apollo,
2
as a data controller, collects and processes Personal Information (as defined below) about natural persons residing in the European Union (“EU”), the United Kingdom (“UK”), and other jurisdictions that may grant natural persons certain privacy rights,
3
as well as in relation to an Apollo entity that is established in the European Union or United Kingdom or an entity that is established in the Cayman Islands. This notice also provides such persons with information about the rights they may have in relation to Personal Information (as defined below). If you are a California Resident (as defined below), please review the below section
Additional Information for California Residents
for additional disclosures, our
Notice at Collection
, and a description of your rights under the California Consumer Privacy Act (with any implementing regulations, as amended by the California Privacy Rights Act (“CPRA”) and as may be amended from time to time, “CCPA”).
If we materially change our privacy practices regarding Personal Information (as defined below), we will notify relevant individuals. For purposes of this Appendix, “investors” includes directors, officers, employees, owners, limited partners, agents, consultants, representatives, and beneficiaries of investors that are not natural persons.
Collection of Information
Depending on how you interact with us, we may collect nonpublic personal information as described elsewhere in the Privacy Notice and other Personal Information about you. “Personal Information” for purposes of this Notice means any information that can help us directly or indirectly identify you, and as otherwise defined under applicable law.
We may collect certain categories of Personal Information from investors, including:

•
identifiers and similar information
such as name, address, date and place of birth,
e-mail
address, telephone number, social security number or other unique identifier number, tax identification number, driver’s license number, passport and other national identity details, internet protocol (“IP”) address, username, password, online identifiers or other similar identifiers;

•
financial information
, including certain information protected under federal or state laws, like income, assets and investments, payments, creditworthiness, loans, bank account details, wire instructions or a signature, bank account, or other financial information;

•	personal details , including characteristics of protected classifications under certain federal or state laws, such as gender, national origin, or marital status;

2
As defined in the Apollo Privacy Notice, “Apollo” refers to Apollo Global Management, Inc. and its subsidiaries. Subsidiaries of Apollo also include entities that conduct their business under names that do not include the “Apollo” name.

3
Individuals in Andorra, Argentina, Australia, California, Canada, Faroe Islands, Guernsey, Hong Kong, Israel, Isle of Man, Japan, Jersey, Mexico, New Zealand, Singapore, South Korea, Switzerland, Uruguay, and certain other jurisdictions may have certain data subject rights. These rights vary, but they may include the right to (i) request access to and rectification or erasure of their personal information, (ii) restrict or object to the processing of their personal information, and (iii) obtain a copy of their personal information in a portable format. Individuals may also have the right to lodge a complaint about the processing of personal information with a data protection authority.

•
commercial information
, including records of products or services purchased, obtained, or considered, or other purchasing histories or tendencies, including funds invested, investments considered, or sources of funds or wealth;

•
certain information that may qualify as “special category” data under applicable data protection laws
, such as Personal Information revealing racial or ethnic origin, political opinions, religious or philosophical beliefs, trade union membership, data concerning health, or a natural person’s sex life or sexual orientation;

•	education information , including information that is not publicly available, personally identifiable information as defined in the Family Educational Rights and Privacy Act;

•	internet or other electronic network activity information , including interactions with our website or use of certain online tools;

•	audio (e.g., voicemail), electronic, visual or similar information;

•	professional or employment-related information , including occupation, compensation, salary, benefits, grants, insurance details, pension information, employer, and title;

•	inferences drawn from any of the information identified above to create a profile reflecting your preferences or similar information, including your potential interest in investing in new funds; and

•
certain information that may qualify as “sensitive personal information” under the CCPA
, such as your social security number, passport number, driver’s license, or state identification card; your account log-in,
financial account and debit or credit card number in combination with any required security credentials allowing access to such account; and your racial or ethnic origin.

How We Collect Information
Investors may provide us with Personal Information in connection with their investments in Apollo funds, which may include address, social security number, wire transfer instructions, and the amount of assets or income. This information is required before investors can be accepted into an Apollo fund, and not providing it may mean that we are not able to accept an investment. As described in the Privacy Notice, investors provide us with information directly and/or through intermediates in subscription documentation and may continue to provide information through ongoing communications or interactions with us on an applicable website or by mail,
e-mail,
or telephone.
We also collect Personal Information from different sources such as consultants, fund administrators, identity verification services, and credit reference agencies, sources designed to detect and prevent fraud, and those sources described in the Privacy Notice.
We may also collect Personal Information through publicly available sources such as public websites or other publicly accessible directories and sources, including bankruptcy registers, tax authorities, governmental agencies and departments, sanctions screening databases, and regulatory authorities.
Why We Collect Information
As permitted by applicable laws, we use Personal Information primarily to communicate with investors.
We may use Personal Information for the following business or commercial purposes, and the lawful bases for our processing include the following:

•	comply with our obligations to investors under contract or related pre-contractual steps;

•	support our business development and marketing initiatives. We do this to meet our business interests in expanding our business. We only send direct electronic marketing messages where recipients have agreed to this or as otherwise permitted by applicable law. Individuals can opt out of receiving such messages at any time by using the opt-out
mechanisms that may be available in those messages or by contacting us via the channels provided below;

•
where it is necessary for our legitimate interests (or those of a third party) and your interests and fundamental rights do not override those interests. This processing benefits investors by supporting our provision of services;

•	protect our rights, establish, exercise or defend legal claims and in order to protect and enforce our (or another person’s) rights, property, or safety, or to assist others to do the same;

•
maintain security and prevent or detect crime and fraud. In many cases we are required to do this by applicable laws, but we will otherwise do so to meet our interests in maintaining security and preventing crime, which is also in the interest of our investors;

•	compliance with applicable laws and regulations, including to meet our legitimate interests or those of a third party;

•
detect security incidents and protecting against malicious, deceptive, fraudulent, or illegal activity, including preventing fraud and conducting “Know Your Client,” anti-money laundering, terrorist financing, and conflict checks;

•	internal operations, including troubleshooting, data analysis, testing, research, and statistical and survey purposes;

•
audit compliance with Apollo’s corporate policies and contractual obligations. This is necessary to meet our legal and regulatory obligations, for example to financial services regulators, and if not strictly necessary to meet these obligations, to allow us to meet our interests in running our business to our high corporate standards, which is beneficial to investors as these help protect investments and information; and

•	with your consent, as required under applicable law.
We may be legally obliged to process certain Personal Information in order to be able to perform services and business operations or to comply with contractual requirements. If you choose not to provide us with the necessary Personal Information or to restrict us from processing Personal Information, we may not be able to meet our obligations or deliver the products or services requested. This may lead to cancellation of contracts; if this is the case, we will endeavor to contact you to discuss this.
How We Disclose Information
We disclose information for the purposes described above in the Privacy Notice and on the grounds described above in this Appendix. We may also disclose Personal Information as required to pursue available remedies or limit damages we may sustain, to enforce our rights, protect our property or protect the rights, property or safety of others, to prevent fraud, unauthorized transactions or liability; or as needed to support external auditing, compliance and corporate governance functions.
We may also share information about you to the extent reasonably necessary to proceed with the consideration, negotiation, or completion of a merger, reorganization, or acquisition of our business, or a sale, liquidation, or transfer of some or all of our assets.
Security Measures
We maintain reasonable physical, electronic, and procedural safeguards appropriate to the nature of the information to store and secure Personal Information from unauthorized access, alteration, and destruction. Our control policies, for example, generally authorize access to investor information only by individuals who need such access to do their work. Given the nature of information security, there is no guarantee that such safeguards will always be successful.
Transfers of Information
Our activities and the jurisdictions in which we are established are such that it may be necessary for Personal Information that we collect to be transferred, as permitted by applicable laws, to the United States and other countries where we or our service providers have facilities. When we transfer Personal Information to a country that is not regarded as ensuring an adequate level of protection for Personal Information under European Union, United Kingdom, the Cayman Islands, or other applicable laws, we will seek to ensure a similar degree of protection is afforded to Personal Information by ensuring that, where possible, we put in place appropriate safeguards (such as standard contractual clauses approved by the European Commission or other relevant authority) or otherwise transfer Personal Information in accordance with applicable laws, such as where the transfer is necessary for the performance of a contract between you and us or between us and a third party in your interest, where the transfer is necessary to establish, exercise or defend legal claims, or where the transfer is made for important reasons of public interest. For more information on specific mechanisms we rely on for transferring Personal Information, please contact us at the details provided in the
Contact
section below.
How Long We Keep Information
We retain Personal Information for as long as we have a relationship with the individuals to whom the information relates and for a period after our relationship has ended. When deciding how long to keep Personal Information after our relationship has ended, we take into account how long we need to retain the information to fulfill the purposes described above and to comply with our legal regulatory obligations, including obligations of our regulators. We may also retain Personal Information to investigate or defend against potential legal claims in accordance with the limitation periods of countries where legal action may be brought.
Individual Rights and Choices
Subject to certain local laws, individuals may have certain additional rights regarding their Personal Information. In particular, individuals may have the right to object to our uses of their Personal Information. Individuals who would like to discuss or exercise such rights can contact us at the details provided in the Contact section below. These additional rights may include the rights to (i) access Personal Information; (ii) rectify the Personal Information we hold; (iii) erase Personal Information; (iv) restrict our use of Personal Information; (v) object to the processing of your Personal Information in certain circumstances, including where we process Personal Information for direct marketing purposes or where we have processed such data on the basis of our legitimate interests; (vi) withdraw your consent to the processing of your Personal Information (where applicable); (vii) receive Personal Information in a usable electronic format and transmit it to a third party (also known as the right of data portability); and (vi) lodge a complaint with a data protection authority in the United Kingdom or the European Economic Area (“EEA”) Member State in which you live, work or where the infringement occurred or in respect of an entity organized under the laws of the Cayman Islands, as overseen by the Ombudsman in the Cayman Islands. If you are a California Resident, please review
Additional Information for California Residents
below for a description of your California-specific rights regarding your Personal Information.
Additional Information for California Residents
The CCPA imposes certain obligations on us and grants certain rights to California residents (“California Resident,” “you,” or “your”) with regard to “personal information” (as defined under the CCPA). If you are a California Resident, please review the following information about your potential rights with regard to your Personal Information under the CCPA. The rights described herein are subject to exemptions and other limitations under applicable law, and the CCPA does not apply to certain information like Personal Information collected, processed, sold, or disclosed pursuant to the federal Gramm-Leach-Bliley Act and its implementing regulations (“GLBA”).

Terms used herein have the meaning ascribed to them in the CCPA. For purposes of the CCPA, we are a “business.”
Notice at Collection and Use of Personal Information
Information We Collect
Depending on how you interact with us, we may collect the categories of Personal Information listed above in
Collection of Information
.
How We Use Collected Information
We may use Personal Information from you for the purposes described above in the section
Why We Collect Information
.
Sale or Sharing of Personal Information
We do not “sell” your Personal Information under the CCPA, meaning we do not rent, release, disclose, transfer, make available, or otherwise communicate personal information to another business or third party for monetary or other valuable consideration. We also do not “share” your Personal Information, as defined under the CCPA to mean sharing, renting, releasing, disclosing, disseminating, making available, transferring, or otherwise communicating orally, in writing, or by electronic or other means, personal information to a third party for cross-context behavioral advertising, whether or not for monetary or other valuable consideration.
How Long We Keep Information
We retain your Personal Information as described above in the section
How Long We Keep Information
.
For more information about our privacy practices, please review our entire Privacy Policy and accompanying Appendix.
Our Collection, Use, and Disclosure of Personal Information and Sensitive Personal Information
What Information We Have Collected, the Sources from Which We Collected It, and Our Purpose for Collecting the Information
In the preceding 12 months, depending on how you interact with us, we may have collected the categories of Personal Information listed above in
Collection of Information
. We may collect Personal Information from all or some of the categories of sources listed in the section
How We Collect Information
. We may collect all or a few of these categories of Personal Information for the business or commercial purposes identified in the section
Why We Collect Information
.

Our Disclosure of Personal Information
We do not sell or share your Personal Information as defined under the CCPA. We do not knowingly sell or share the Personal Information of California Residents under 16 years old. In the preceding 12 months, we may have disclosed for a business purpose some of the categories of Personal Information to the categories of third parties, as describe in the below chart:

Category of Personal Information	Category of Third Party	Business or Commercial Purpose for Disclosure
Identifiers Additional information subject to Cal. Civ. Code § 1798.80(e)
•
Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.
•
Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.
•
Professional services organizations, such as auditors.
•
Affiliated entities.

•
Performing services.
•
Auditing related to consumer interactions and transactions.
•
Short-term, transient use.
•
Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.
•
Debugging and repainting errors impairing functionality (such as on our portals or website).
•
Internal research for technological development and demonstration.
•
Activities to verify, maintain, or improve the quality of our services.
•
Business development and marketing initiatives.
•
To comply with applicable laws and regulations.

Characteristics of protected classifications under certain federal or state laws
•
Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.
•
Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.
•
Professional services organizations, such as auditors.
•
Affiliated entities.

•
Performing services.
•
Auditing related to consumer interactions and transactions.
•
Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.
•
To comply with applicable laws and regulations.

Commercial information
•
Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.
•
Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.
•
Professional services organizations, such as auditors.
•
Affiliated entities.

•
Performing services.
•
Auditing related to consumer interactions and transactions.
•
Short-term, transient use.
•
Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.
•
Debugging and repainting errors impairing functionality (such as on our portals or website).

Category of Personal Information	Category of Third Party	Business or Commercial Purpose for Disclosure

•
Internal research for technological development and demonstration.
•
Activities to verify, maintain, or improve the quality of our services.
•
Business development and marketing initiatives.
•
To comply with applicable laws and regulations.

Education information, including information that is not publicly available, personally identifiable information as defined in the Family Educational Rights and Privacy Act
•
Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.
•
Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.
•
Professional services organizations, such as auditors.
•
Affiliated entities

•
Performing services
•
Auditing related to consumer interactions and transactions.
•
Short-term, transient use.
•
Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.
•
To comply with applicable laws and regulations.

Internet or electronic network activity information
•
Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.
•
Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.
•
Professional services organizations, such as auditors.
•
Affiliated entities.

•
Performing services.
•
Auditing related to consumer interactions and transactions.
•
Short-term, transient use.
•
Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.
•
Debugging and repainting errors impairing functionality (such as on our portals or website).
•
Internal research for technological development and demonstration.
•
Activities to verify, maintain, or improve the quality of our services.
•
Business development and marketing initiatives.
•
To comply with applicable laws and regulations.

Audio, electronic, visual, or similar information
•
Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.
•
Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.

•
Performing services.
•
Auditing related to consumer interactions and transactions.
•
Short-term, transient use.
•
Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.

Category of Personal Information	Category of Third Party	Business or Commercial Purpose for Disclosure
	• Professional services organizations, such as auditors. • Affiliated entities.	• Business development and marketing initiatives. • To comply with applicable laws and regulations.

Professional or employment-related Information
•
Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.
•
Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.
•
Professional services organizations, such as auditors.
•
Affiliated entities.

•
Performing services.
•
Auditing related to consumer interactions and transactions.
•
Short-term, transient use.
•
Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.
•
Business development and marketing initiatives.
•
To comply with applicable laws and regulations.

Inferences drawn from any of the information identified above
•
Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.
•
Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.
•
Professional services organizations, such as auditors.
•
Affiliated entities.

•
Performing services.
•
Auditing related to consumer interactions and transactions.
•
Short-term, transient use.
•
Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.
•
Internal research for technological development and demonstration.
•
Business development and marketing initiatives.
•
To comply with applicable laws and regulations.

In addition, we may disclose, and in the preceding 12 months may have disclosed, all of the categories of Personal Information identified in
Collection of Information
above to the following categories of third parties: (i) judicial courts, regulators, or other government agents purporting to have jurisdiction over us, our subsidiaries or our affiliates, or opposing counsel and parties to litigation; and (ii) other third parties as may otherwise be permitted by law. We may disclose the categories of Personal Information identified in
Collection of Information
above for the business or commercial purposes identified above in
Why We Collect Information
. Additionally, we may disclose your Personal Information to third parties upon your request, at your direction, or with your consent.
We may also disclose or make available your Personal Information to our service providers such as our administrator, other entities that have agreed to limitations on the use of your Personal Information, or entities that fit within other exemptions or exceptions in, or as otherwise permitted by, the CCPA.
Use and Disclosure of Sensitive Personal Information
As noted in
Collection of Information
, under the CCPA, certain Personal Information we collect and process may be considered “sensitive personal information.” The CCPA requires that we provide you with a right to limit our use or disclosure of such sensitive personal information in certain circumstances. Currently, we are not using or disclosing your sensitive personal information for purposes that would require that we provide you with a right to limit.

California Residents’ Rights under the CCPA
If your Personal Information is subject to the CCPA, you may have certain rights concerning that information, subject to applicable exemptions and limitations, including the right to (i) be informed, at or before the point of collection, of the categories of Personal Information to be collected, and the purposes for which the categories of Personal Information shall be used; (ii) not be discriminated against because you exercise any of your rights under the CCPA; (iii) request that we delete any Personal Information about you that we collected or maintained, subject to certain exceptions (“Request to Delete”); (iv)
opt-out
of the “sale” (as that term is defined in the CCPA) of your Personal Information if a business sells your Personal Information (we do not); (v)
opt-out
of the “sharing” (as that term is defined in the CCPA) of your Personal Information if a business shares your Personal Information with third parties (we do not); (vi) limit the use and disclosure of sensitive personal information where required by the CCPA (“Right to Limit”) (please note that we are not using your sensitive personal information for purposes that would require that we provide you with a Right to Limit); (vii) correct inaccurate Personal Information (“Request to Correct”); and (viii) request that we disclose to you the Personal Information we have collected, used, and disclosed about you during the past 12 months (“Request to Know”).
The CCPA does not restrict our ability to do certain things like comply with other laws or comply with regulatory investigations. In addition, the CCPA does not apply to certain information like Personal Information collected, processed, sold or disclosed pursuant to the GLBA. We also reserve the right to retain, and not to delete, certain Personal Information after receipt of a Request to Delete from you where permitted by the CCPA or another law or regulation.
How to Submit a Request under the CCPA
You may submit a Request to Know, Request to Correct, or Request to Delete (“Consumer Rights Request”), as described above, through the following toll-free telephone number:
833-271-8296,
or
e-mail
us at
privacy@apollo.com
.
We are only required to respond to verifiable Consumer Rights Requests made by you or your legally authorized agent. When you submit a Consumer Rights Request, we may ask that you provide clarifying or identifying information to verify your request. Such information may include, at a minimum, depending on the sensitivity of the information you are requesting and the type of request you are making, your name and email address. Any information gathered as part of the verification process will be used for verification purposes only.
You are permitted to designate an authorized agent to submit a Consumer Rights Request on your behalf and have that authorized agent submit the request through the aforementioned methods. In order to be able to act, authorized agents have to submit proof that they are authorized to act on your behalf or have a power of attorney. We may also require that you directly verify your own identity with us and directly confirm with us that you provided the authorized agent permission to submit the request.
Contact
This Privacy Notice and Appendix are available in alternative formats upon request. Please contact
privacy@apollo.com
with any questions about this notice or our data privacy and data protection practices or to request this Privacy Notice in an alternative format. The Apollo point of contact for Apollo entities established outside the European Union and United Kingdom is: Apollo Management International LLP, 25 St. George Street, London W1S 1FS, United Kingdom.
The Privacy Notice was last updated on October 27, 2025, and supersedes any previously distributed Privacy Notice. From time to time, we may update this Privacy Notice. To the extent there are material changes with respect to our disclosure practices, we will issue an updated Privacy Notice that is reflective of such practices.

Apollo Diversified Real Estate Fund
Class A Shares (GIREX), Class C Shares (GCREX), Class I Shares (GRIFX) and Class L Shares (GLREX) of Beneficial Interest
June 2, 2026
Investment Adviser
Apollo Real Estate Fund Adviser, LLC

All dealers that buy, sell or trade the Fund’s shares, whether or not participating in this offering, may be required to deliver a prospectus in accordance with the terms of the dealers’ agreements with the Fund’s Distributor.
You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

STATEMENT OF ADDITIONAL INFORMATION
June 2, 2026

APOLLO DIVERSIFIED REAL ESTATE FUND
Class A Shares (GIREX), Class C Shares (GCREX), Class I Shares (GRIFX) and
Class L Shares (GLREX) of Beneficial Interest
Principal Executive Offices
9 West 57th Street, New York, NY 10019
1-888-926-2688

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI should be read in conjunction with the Class A, Class C, Class I and Class L prospectus of Apollo Diversified Real Estate Fund (the “Fund”), dated June 2, 2026 (the “Prospectus”), as it may be supplemented from time to time. The Prospectus is hereby incorporated by reference into this SAI (legally made a part of this SAI). Capitalized terms used but not defined in this SAI have the meanings given to them in the Prospectus. This SAI does not include all information that a prospective investor should consider before purchasing the Fund’s securities.
You should obtain and read the Prospectus and any related Prospectus supplement prior to purchasing any of the Fund’s securities. A copy of the Prospectus may be obtained without charge by calling the Fund toll-free at
1-888-926-2688
or by visiting
https://www.apollo.com/adref
. Information on the website is not incorporated herein by reference. The Fund’s filings with the U.S. Securities and Exchange Commission (the “SEC”) also are available to the public on the SEC’s web site at
https://www.sec.gov
. Copies of these filings may be obtained, after paying a duplicating fee, by electronic request at the following
e-mail
address:
publicinfo@sec.gov.

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GENERAL INFORMATION AND HISTORY
The Fund is a continuously offered, diversified,
closed-end
management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on November 5, 2013. The Fund’s principal office is located at c/o Apollo Real Estate Fund Adviser, LLC, 9 West 57th Street, New York, NY 10019, and its telephone number is
1-888-926-2688.
The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Prospectus. Certain additional investment information is set forth below. The Fund may issue an unlimited number of shares of beneficial interest. All shares of the Fund have equal rights and privileges. Each share of the Fund is entitled to one vote on all matters as to which shares are entitled to vote. In addition, each share of the Fund is entitled to participate, on a class-specific basis, equally with other shares (i) in dividends and distributions declared by the Fund and (ii) on liquidation to its proportionate share of the assets remaining after satisfaction of outstanding liabilities. Shares of the Fund are fully paid, non-assessable
and fully transferable when issued and have no
pre-emptive
or conversion rights. Fractional shares have proportionately the same rights, including voting rights, as are provided for a full share.
The Fund offers multiple classes of shares, including Class A shares, Class C shares, Class I shares and Class L shares. Information on Class M shares is available in a separate SAI. Each share class represents an interest in the same assets of the Fund, has the same rights and is identical in all material respects except that (i) each class of shares may be subject to different (or no) sales loads, (ii) each class of shares may bear different (or no) distribution and shareholder servicing fees; (iii) each class of shares may have different shareholder features, such as minimum investment amounts; (iv) certain other class-specific expenses will be borne solely by the class to which such expenses are attributable, including transfer agent fees attributable to a specific class of shares, printing and postage expenses related to preparing and distributing materials to current shareholders of a specific class, registration fees paid by a specific class of shares, the expenses of administrative personnel and services required to support the shareholders of a specific class, litigation or other legal expenses relating to a class of shares, Trustees’ fees or expenses paid as a result of issues relating to a specific class of shares and accounting fees and expenses relating to a specific class of shares and (v) each class has exclusive voting rights with respect to matters relating to its own distribution arrangements. The Board of Trustees of the Fund (the “Board” or the “Trustees”) may classify and reclassify the shares of the Fund into additional classes of shares at a future date.

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INVESTMENT OBJECTIVE AND POLICIES
Investment Objective
The Fund’s investment objective is to generate a total return comprised of both current income and capital appreciation with moderate volatility and low correlation to the broader markets.
Fundamental Policies
The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund (the shares), are listed below. For the purposes of this SAI, “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of shareholders, duly called, (a) of 67% or more of the shares present at such meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy; or (b) of more than 50% of the outstanding shares, whichever is less. The Fund may not:

(1)
Borrow money, except to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”) (which currently limits borrowing to no more than
33-1/3%
of the value of the Fund’s total assets, including the value of the assets purchased with the proceeds of its indebtedness, if any). The Fund may borrow for investment purposes, for temporary liquidity, or to finance repurchases of its shares.

(2)
Issue senior securities, except to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than
33-1/3%
of the value of the Fund’s total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund’s total assets).

(3)	Purchase securities on margin, but may sell securities short and write call options.

(4)
Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the “Securities Act”) in connection with the disposition of its portfolio securities. The Fund may invest in restricted securities (those that must be registered under the Securities Act before they may be offered or sold to the public) to the extent permitted by the 1940 Act.

(5)
Invest more than 25% of the market value of its assets in the securities of companies or entities engaged in any one industry, except the real estate industry. This limitation does not apply to investment in the securities of the U.S. Government, its agencies or instrumentalities, as well as to investments in investment companies that primarily invest in such securities. Under normal circumstances, the Fund invests over 25% of its assets in the securities of companies or entities in the real estate industry.

(6)
Purchase or sell commodities, commodity contracts, including commodity futures contracts, unless acquired as a result of ownership of securities or other investments, except that the Fund may invest in securities or other instruments backed by or linked to commodities, and invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

(7)
Purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this restriction shall not prevent the Fund from investing in securities of companies engaged in the real estate business or securities or other instruments backed by real estate or mortgages), or commodities or commodity contracts.

(8)
Make loans to others, except (a) through the purchase of debt securities in accordance with its investment objectives and policies, (b) to the extent the entry into a repurchase agreement is deemed to be a loan, and (c) by loaning portfolio securities.

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(9)
With respect to 75% of its total assets, the Fund may not: (i) purchase 10% or more of the outstanding voting securities of any one issuer; or (ii) purchase securities of any issuer if, as a result, 5% or more of the Fund’s total assets would be invested in that issuer’s securities. This limitation does not apply to investments in (i) cash and cash items; (ii) securities of other registered investment companies; and (iii) obligations of the United States Government, its agencies, or instrumentalities.

Other Fundamental Policies

(1)
In addition, the Fund has adopted a fundamental policy that it will make quarterly repurchase offers for no less than for 5% of the shares outstanding at net asset value (“NAV”) less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th is not a business day.

(2)
The Fund may invest in real estate or interests in real estate, securities that are secured by or represent interests in real estate (e.g. mortgage loans evidenced by notes or other writings defined to be a type of security), mortgage-related securities or investing in companies engaged in the real estate business or that have a significant portion of their assets in real estate (including real estate investment trusts).

Non-Fundamental
Policies
The following are additional investment limitations of the Fund and may be changed by the Board without shareholder approval.

(1)
80% Investment Policy
. The Fund has adopted a policy to invest at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in real estate securities. Shareholders of the Fund will be provided with at least sixty (60) days’ prior notice of any change in the Fund’s 80% policy. The notice will be provided in a separate written document containing the following, or similar, statement, in boldface type: “Important Notice Regarding Change in Investment Policy.” The statement will also appear on the envelope in which the notice is delivered, unless the notice is delivered separately from other communications to the shareholder.

If a restriction on the Fund’s investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments, or change in average duration of the Fund’s investment portfolio, resulting from changes in the value of the Fund’s total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law. In addition, if the Fund invests in one or more investment companies, the Fund will examine the holdings of such investment companies to ensure that the Fund is not indirectly concentrating its investments in a particular industry.
Certain Portfolio Securities and Other Operating Policies
As discussed in the Prospectus, the Fund invests in real estate securities by investing in Real Estate Equity Investments (as defined below) and Real Estate Debt Investments (as defined below) (together, “Real Estate Investments”). The Fund may invest directly or indirectly in such Real Estate Investments.
“Real Estate Debt Investments” includes debt investments, including, but not limited to, (i) fixed income securities of any credit quality, maturity or duration (including high-yield (“junk”) debt and non-convertible
secured or unsecured debt), floating rate securities (including, but not limited to, senior loans or structured credit), mezzanine loans,
B-notes
and levered or unlevered loans issued to real estate-related companies and (ii) structured debt products such as commercial mortgage-backed securities (“CMBS”), residential mortgage-backed securities (“RMBS”), collateralized loan obligations (“CLOs”) and other structured products collateralized by real estate, real estate securities or real estate-related companies.

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“Real Estate Equity Investments” includes equity and equity-like investments, including, but not limited to, common stock, partnership or similar interests, convertible or non-convertible
preferred stock, and convertible or
non-convertible
secured or unsecured debt issued by: (i) private real estate-related companies, (ii) public real estate-related companies; (iii) private, institutional real estate investment funds managed by institutional investment managers, which are treated as real estate investment trusts (“REITs”) for tax purposes (“Private REITs”); (iv) publicly traded REITs (“Public REITs”); (v) publicly traded real estate operating companies (“Public REOCs”); and (vi) exchange traded funds (“ETFs”), index mutual funds (“Index Funds”) and other investment vehicles such as closed-end
funds, mutual funds and unregistered investment funds that invest principally, directly or indirectly, in real estate, real estate securities or real estate-related companies.
The Fund may invest in Private REITs; publicly traded REITs; Public REOCs; ETFs; Index Funds; and other investment vehicles such as closed-end
funds, mutual funds and unregistered investment funds that invest principally, directly or indirectly, in real estate, real estate securities or real estate-related companies (together, the “Portfolio Funds” and each, a “Portfolio Fund”).
No assurance can be given that any or all investment strategies, or the Fund’s investment program, will be successful. The Fund’s investment adviser is Apollo Real Estate Fund Adviser, LLC (the “Adviser”). The Adviser is responsible for allocating the Fund’s assets among various securities using its investment strategies, subject to policies adopted by the Board. Additional information regarding the types of securities and financial instruments is set forth below.
Direct Investments
Direct investing alongside one or more other parties in an investment (i.e., as a co-investor)
involves risks that may not be present in investments made by lead or sponsoring private equity investors. As a co-investor,
the Fund may have interests or objectives that are inconsistent with those of the lead private equity investors that generally have a greater degree of control over such investments.
In addition, in order to take advantage of
co-investment
opportunities as a
co-investor,
the Fund generally will be required to hold a
non-controlling
interest, for example, by becoming a limited partner in a partnership that is controlled by the general partner or manager of the private equity fund offering the co-investment,
on a
co-investor
basis, to the Fund. In this event, the Fund would have less control over the investment and may be adversely affected by actions taken by such general partner or manager with respect to the portfolio company and the Fund’s investment in it. The Fund may not have the opportunity to participate in structuring investments or to determine the terms under which such investments will be made.
In addition, the Fund may in certain circumstances be liable for the actions of its third-party co-venturers.
co-investments
made with third parties in joint ventures or other entities also may involve carried interests and/or other fees payable to such third party partners or co-venturers.
There can be no assurance that appropriate minority shareholder rights will be available to the Fund or that such rights will provide sufficient protection to the Fund’s interests.
Residential and Commercial Debt Securities
The Fund may also invest in residential and commercial debt securities. These mortgage-backed securities include those issued by the Government National Mortgage Association (“GNMA”), Federal National Mortgage Association (“FNMA”), Federal Home Loan Mortgage Corporation (“FHLMC”) or certain foreign issuers. Mortgage-backed securities represent direct or indirect participations in, or are secured by and payable from, mortgage loans secured by real property. The mortgages backing these securities include, among other mortgage instruments, conventional 30-year fixed-rate mortgages,
15-year
fixed-rate mortgages, graduated payment mortgages and adjustable rate mortgages. The government or the issuing agency typically guarantees the payment of interest and principal of these securities. However, the guarantees do not extend to the securities’

4

yield or value, which are likely to vary inversely with fluctuations in interest rates, nor do the guarantees extend to the yield or value of the Fund’s shares. These securities generally are “pass-through” instruments, through which the holders receive a share of all interest and principal payments from the mortgages underlying the securities, net of certain fees.
Yields on pass-through securities are typically quoted by investment dealers and vendors based on the maturity of the underlying instruments and the associated average life assumption. The average life of pass-through pools varies with the maturities of the underlying mortgage loans. A pool’s term may be shortened by unscheduled or early payments of principal on the underlying mortgages. The occurrence of mortgage prepayments is affected by various factors, including the level of interest rates, general economic conditions, the location, scheduled maturity and age of the mortgage and other social and demographic conditions. Because prepayment rates of individual pools vary widely, it is not possible to predict accurately the average life of a particular pool. For pools of fixed-rate
30-year
mortgages in a stable interest rate environment, a common industry practice in the U.S. has been to assume that prepayments will result in a
12-year
average life, although it may vary depending on numerous factors. At present, pools, particularly those with loans with other maturities or different characteristics, are priced on an assumption of average life determined for each pool. In periods of falling interest rates, the rate of prepayment tends to increase, thereby shortening the actual average life of a pool of mortgage-related securities. Conversely, in periods of rising rates the rate of prepayment tends to decrease, thereby lengthening the actual average life of the pool. However, these effects may not be present, or may differ in degree, if the mortgage loans in the pools have adjustable interest rates or other special payment terms, such as a prepayment charge. Actual prepayment experience may cause the yield of mortgage-backed securities to differ from the assumed average life yield. Reinvestment of prepayments may occur at higher or lower interest rates than the original investment, thus affecting the Fund’s yield.
The rate of interest on mortgage-backed securities is lower than the interest rates paid on the mortgages included in the underlying pool due to the annual fees paid to the servicer of the mortgage pool for passing through monthly payments to certificate holders and to any guarantor, such as GNMA, and due to any yield retained by the issuer. Actual yield to the holder may vary from the coupon rate, even if adjustable, if the mortgage-backed securities are purchased or traded in the secondary market at a premium or discount. In addition, there is normally some delay between the time the issuer receives mortgage payments from the servicer and the time the issuer makes the payments on the mortgage-backed securities, and this delay reduces the effective yield to the holder of such securities.
The Fund may invest in other types of residential and commercial debt securities such as FHLMC Structured Pass-Through Certificates, known as
“K-Notes.”
K-Notes
are securitized interests in apartment mortgage notes that are assembled by the FHLMC and issued by special purpose trusts.
K-Notes
are issued with varying levels of maturity and seniority. Some
K-Notes
are repurchased and reissued by FHLMC with a FHLMC guarantee, while other
K-Notes
do not have a FHLMC guarantee. The Fund may invest in the privately offered subordinate classes of
K-Notes.
Because more-senior classes have payment priority over subordinate classes of
K-Notes,
the value of subordinate
K-Notes
is highly sensitive to the default rate and foreclosure recovery rate on the underlying apartment loans. Subordinate
K-Notes
are also subject to liquidity risk because they are not available to the investing public and have a limited secondary market composed of institutional investors.
Private REITs
The Fund attempts to achieve its investment objectives by allocating its capital among a select group of institutional asset managers with expertise in managing portfolios of real estate, real estate debt and real estate related securities. Private REITs typically accept investments on a quarterly basis, have quarterly repurchases, and do not have a defined termination date.
In addition to diversification across property type and geographic markets, Private REITs may diversify by differing underlying economic drivers, including anticipated job growth, population growth or inflation. No specific limits have been established within the Fund’s investment guidelines for property type and geographic

5

investments; however, many of the Private REITs have NAV limitations for any one individual property held by such funds relative to the NAV of the Private Investment Fund’s overall portfolio. While some institutional asset managers will seek diversification across property types, certain Private REITs may have a more specific focus and not seek such diversification, but instead utilize an investment strategy utilizing expertise within specific or multiple property categories.
The Private REITs may utilize leverage, pursuant to their operative documents, as a way to seek or enhance returns. Dependent upon the investment strategy, geographic focus and/or other economic or property specific factors, each Private Investment Fund will have differing limitations on the utilization of leverage. Such limitations are Private Investment Fund-specific and may apply to an overall portfolio limitation as well as a property specific limitation. The Fund will limit its borrowing and the overall leverage of its portfolio to an amount that does not exceed 33 1/3% of the Fund’s gross asset value.
Private Markets Investments
The Fund’s investment portfolio will include exposure to private companies for which operating results in a specified period will be difficult to predict. Such investments involve a high degree of business and financial risk that can result in substantial losses.

•
Private Equity Investments
. Private equity transactions may result in new enterprises that are subject to extreme volatility, require time for maturity and may require additional capital. In addition, they frequently rely on borrowing significant amounts of capital, which can increase profit potential but at the same time increase the risk of loss. Leveraged companies may be subject to restrictive financial and operating covenants. The leverage may impair the ability of these companies to finance their future operations and capital needs. Also, their flexibility to respond to changing business and economic conditions and to business opportunities may be limited. A leveraged company’s income and net assets will tend to increase or decrease at a greater rate than if borrowed money was not used. Although these investments may offer the opportunity for significant gains, such buyout and growth investments involve a high degree of business and financial risk that can result in substantial losses, which risks generally are greater than the risks of investing in public companies that may not be as leveraged.

•
Private Credit Investments
. Investments in debt securities and loans issued by privately-held companies can be less liquid or illiquid and subject to various restrictions on resale. Private credit investments can range in credit quality depending on security-specific factors, including total leverage, amount of leverage senior to the security in question, variability in the issuer’s cash flows, the size of the issuer, the quality of assets securing debt and the degree to which such assets cover the portfolio company’s debt obligations. The companies in which Portfolio Funds invest may be leveraged, often as a result of leveraged buyouts or other recapitalization transactions, and often will not be rated by national credit rating agencies.

Secondary Investments
The Fund may make primary investments in newly formed Portfolio Funds or may invest in Portfolio Funds acquired in privately negotiated investments (a) from pre-existing
investors in such Portfolio Funds (“Traditional Secondary Investments”), and/or (b) in existing private investments and/or assets of or from a Portfolio Fund(s), often requiring a bespoke structure that may include the creation of new vehicles or securities
(“Non-Traditional
Secondary Investments” and, together with Traditional Secondary Investments, “Secondary Investments” or “Secondaries”). In Traditional Secondary Investments, as the Fund will not be acquiring such interests directly from the Portfolio Fund, it is generally not expected that the Fund will have the opportunity to negotiate the terms of the interests being acquired, other than the purchase price, or other special rights or privileges. There can be no assurance as to the number of Secondary Investment opportunities that will be presented to the Fund.

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In addition, valuation of Secondary Investments in Portfolio Funds may be difficult, as there generally will be no established market for such investments or for the privately-held portfolio companies in which such Portfolio Funds may own securities. Moreover, the purchase price of Secondary Investments in such Portfolio Funds generally will be subject to negotiation with the sellers of the interests and there is no assurance that the Fund will be able to purchase interests at discounts to NAV, or at all. The overall performance of the Fund will depend in large part on the acquisition price paid by the Fund for its Secondary Investments, the structure of such acquisitions and the overall success of the Portfolio Fund.
There is significant competition for Secondary Investments. Many institutional investors, including fund-of-funds
entities, as well as existing investors of Portfolio Funds may seek to purchase Secondary Investments of the same Portfolio Fund which the Fund may also seek to purchase. In addition, some Portfolio Fund managers have become more selective by adopting policies or practices that exclude certain types of investors, such as fund-of-funds.
These Portfolio Fund managers also may be partial to Secondary Investments being purchased by existing investors of their Portfolio Funds. In addition, some secondary opportunities may be conducted pursuant to a specified methodology (such as a right of first refusal granted to existing investors or a so-called
“Dutch auction,” where the price of the investment is lowered until a bidder bids and that first bidder purchases the investment, thereby limiting a bidder’s ability to compete for price) which can restrict the availability of those opportunities for the Fund. No assurance can be given that the Fund will be able to identify Secondary Investments that satisfy the Fund’s investment objective or, if the Fund is successful in identifying such Secondary Investments, that the Fund will be permitted to invest, or invest in the amounts desired, in such Secondary Investments.
At times, the Fund may have the opportunity to acquire a portfolio of Portfolio Fund interests from a seller, on an “all or nothing” basis. In some such cases, certain of the Portfolio Fund interests may be less attractive than others, and certain of the Portfolio Fund managers may be more familiar to the Adviser than others or may be more experienced or highly regarded than others. In such cases, it may not be possible for the Fund to carve out from such purchases those Secondary Investments which the Adviser considers (for commercial, tax legal or other reasons) less attractive.
In the cases where the Fund acquires an interest in a Portfolio Fund through a Secondary Investment, the Fund may acquire contingent liabilities of the seller of such interest. More specifically, where the seller has received distributions from the Portfolio Fund and, subsequently, that Portfolio Fund recalls one or more of these distributions, the Fund (as the purchaser of the interest to which such distributions are attributable and not the seller) may be obligated to return the monies equivalent to such distribution to the Portfolio Fund. While the Fund may, in turn, make a claim against the seller for any such monies so paid, there can be no assurances that the Fund would prevail on such claim.
Other Investment Companies
The Fund may invest in securities of other investment companies, including ETFs. The Fund will indirectly bear its proportionate share of any management fees and other expenses paid by investment companies in which it invests, in addition to the management fees (and other expenses) paid by the Fund. The Fund’s investments in other investment companies are subject to statutory limitations prescribed by the 1940 Act, including in certain circumstances a prohibition on the Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of the Fund’s total assets in securities of any one investment company or more than 10% of its total assets in the securities of investment companies in the aggregate. In addition, Rule
12d1-4
of the 1940 Act provides that the provisions of paragraph 12(d)(1) shall not apply to securities purchased or otherwise acquired by the Fund if (i) the Fund does not control the acquired fund; (ii) the Fund uses mirror voting if it holds more than 25% of an acquired open-end
fund due to a decrease in the outstanding securities of the acquired fund and if it holds more than 10% of a closed-end
fund; (iii) the Adviser and the investment adviser to the acquired fund make certain findings regarding the fund of funds arrangement, after considering specific factors; (iv) the Fund and acquired funds not advised by the Adviser have

7

entered into an agreement prior to exceeding the limits of section 12(d)(1); and (v) the Fund is not part of a three tiered or more fund of funds structure. Many ETFs, however, have obtained exemptive relief from the SEC to permit unaffiliated funds (such as the Fund) to invest in their shares beyond these statutory limits, subject to certain conditions and pursuant to contractual arrangements between the ETFs and the investing funds. The Fund may rely on these exemptive orders in investing in ETFs.
ETFs are shares of unaffiliated investment companies issuing shares which are traded like traditional equity securities on a national stock exchange. Much like an index mutual fund, an ETF represents a portfolio of securities, which is often designed to track a particular market segment or index. An investment in an ETF, like one in any investment company, carries the same risks as those of its underlying securities. An ETF may fail to accurately track the returns of the market segment or index that it is designed to track, and the price of an ETF’s shares may fluctuate or lose money. In addition, because they, unlike other investment companies, are traded on an exchange, ETFs are subject to the following risks: (i) the market price of the ETF’s shares may trade at a premium or discount to the ETF’s net asset value; (ii) an active trading market for an ETF may not develop or be maintained; and (iii) there is no assurance that the requirements of the exchange necessary to maintain the listing of the ETF will continue to be met or remain unchanged. In the event substantial market or other disruptions affecting ETFs should occur in the future, the liquidity and value of the Fund’s shares could also be substantially and adversely affected.
The Fund may also invest in private funds employing hedging strategies (commonly known as “hedge funds”). Among other things, hedge funds may invest in U.S. and
non-U.S.
equity and debt securities and may engage in leverage, short selling and derivative transactions. Hedge funds typically offer their securities privately without registration under the Securities Act, in large minimum denominations (often at least $1 million) to a limited number of high net worth individual and institutional investors. Hedge funds are not registered as investment companies under the 1940 Act pursuant to an exemption from registration under the 1940 Act.
Typically, investment managers of hedge funds are compensated through asset-based fees and incentive-based allocations. Hedge funds employ a variety of “alternative” investment strategies to achieve attractive risk-adjusted returns (i.e., returns adjusted to take into account the volatility of those returns) with low correlation to the broad equity and fixed-income markets. “Alternative” investment strategies, unlike “relative return strategies,” are generally managed without reference to the performance of equity, debt and other markets. Alternative investment strategies permit the managers of hedge funds to use leveraged or short sale positions to take advantage of perceived inefficiencies in the global capital markets. Alternative investment strategies differ from the investment programs of traditional registered investment companies, such as mutual funds. “Traditional” investment companies are generally characterized by long-only investments and restricted use of leverage.
Foreign Securities
The Fund may invest, directly or indirectly, in
non-U.S.
real estate companies and other foreign securities. Purchases of foreign securities entail certain risks. For example, there may be less information publicly available about a foreign company than about a U.S. company, and foreign companies generally are not subject to accounting, auditing and financial reporting standards and practices comparable to those in the U.S. Other risks associated with investments in foreign securities include changes in restrictions on foreign currency transactions and rates of exchanges, changes in the administrations or economic and monetary policies of foreign governments, the imposition of exchange control regulations, the possibility of expropriation decrees and other adverse foreign governmental action, the imposition of foreign taxes, less liquid markets, less government supervision of exchanges, brokers and issuers, difficulty in enforcing contractual obligations, delays in settlement of securities transactions and greater price volatility. In addition, investing in foreign securities will generally result in higher commissions than investing in similar domestic securities.

8

Emerging Markets Securities
The Fund may invest, directly or indirectly, in issuers domiciled in emerging markets. Investing in emerging market securities imposes risks different from, or greater than, risks of investing in foreign developed countries. These risks include (i) the smaller market capitalization of securities markets, which may suffer periods of relative illiquidity, (ii) significant price volatility, (iii) restrictions on foreign investment, and (iv) possible repatriation of investment income and capital. In addition, foreign investors may be required to register the proceeds of sales, and future economic or political crises could lead to price controls, forced mergers, expropriation or confiscatory taxation, seizure, nationalization, or the creation of government monopolies. The currencies of emerging market countries may experience significant declines against the U.S. dollar, and devaluation may occur subsequent to investments in these currencies by the Fund. Inflation and rapid fluctuations in inflation rates have had, and may continue to have, negative effects on the economies and securities markets of certain emerging market countries.
Certain emerging markets limit, or require governmental approval prior to, investments by foreign persons. Repatriation of investment income and capital from certain emerging markets is subject to certain governmental consents. Even where there is no outright restriction on repatriation of capital, the mechanics of repatriation may affect the operation of the Fund.
Additional risks of emerging markets securities may include (i) greater social, economic and political uncertainty and instability, (ii) more substantial governmental involvement in the economy, (iii) less governmental supervision and regulation, (iv) the unavailability of currency hedging technique, (v) companies that are newly organized and small, (vi) differences in auditing and financial reporting standards, which may result in unavailability of material information about issuers, and (vii) less developed legal systems. In addition, emerging securities markets may have different clearance and settlement procedures, which may be unable to keep pace with the volume of securities transactions or otherwise make it difficult to engage in such transactions. Settlement problems may cause the Fund to miss attractive investment opportunities, hold a portion of its assets in cash pending investment, or be delayed in disposing of a portfolio security. Such a delay could result in possible liability to a purchaser of the security.
Money Market Instruments
The Fund may invest, for defensive or diversification purposes or otherwise, some or all of its assets in high quality fixed-income securities, money market instruments, and money market mutual funds, or hold cash or cash equivalents in such amounts as the Fund deems appropriate under the circumstances. Pending allocation of the offering proceeds of this offering and thereafter, from time to time, the Fund also may invest in these instruments and other investment vehicles. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. government securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation (the “FDIC”), and repurchase agreements.
Special Investment Techniques
The Fund may use a variety of special investment instruments and techniques to hedge against various risks or other factors and variables that may affect the values of the Fund’s portfolio securities. The Fund may employ different techniques over time, as new instruments and techniques are introduced or as a result of regulatory developments. Some special investment techniques that the Fund may use may be considered speculative and involve a high degree of risk, even when used for hedging purposes. A hedging transaction may not perform as anticipated, and the Fund may suffer losses as a result of its hedging activities.
Derivatives
The Fund may engage in transactions involving options and futures and other derivative financial instruments. Derivatives can be volatile and involve various types and degrees of risk. By using derivatives, the Fund may be

9

permitted to increase or decrease the level of risk, or change the character of the risk, to which the portfolio is exposed.
A small investment in derivatives could have a substantial impact on the Fund’s performance. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant and rapid changes in the prices for derivatives. If the Fund were to invest in derivatives at an inopportune time, or the Adviser evaluates market conditions incorrectly, the Fund’s derivative investment could negatively impact the Fund’s return, or result in a loss. In addition, the Fund could experience a loss if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.
The Fund relies on certain exemptions in Rule
18f-4
under the 1940 Act to enter into derivatives transactions and certain other transactions notwithstanding the restrictions on the issuance of “senior securities” under Section 18 of the 1940 Act. Under Rule
18f-4,
“derivatives transactions” include the following: (1) any swap, security-based swap, futures contract, forward contract, option (excluding purchased options), any combination of the foregoing, or any similar instrument, under which the Fund is or may be required to make any payment or delivery of cash or other assets during the life of the instrument or at maturity or early termination, whether as margin or settlement payment or otherwise; (2) any short sale borrowing; and (3) if the Fund relies on the exemption in Rule
18f-4(d)(1)(ii),
reverse repurchase agreements and similar financing transactions. The Fund may enter into unfunded loan commitments, which are contractual obligations for future funding. Unfunded loan commitments represent a future obligation in full, even though a percentage of the notional loan amounts may not be utilized by the borrower. The Fund will rely on an exemption in Rule
18f-4(e)
when entering into unfunded commitment agreements, which includes any commitment to make a loan to a company, including term loans, delayed draw term loans, and revolvers, or to invest equity in a company. The Fund will rely on an exemption in Rule
18f-4(f)
when purchasing when-issued or forward-settling securities (e.g., firm and standby commitments, including to-be-announced
commitments, and dollar rolls) and
non-standard
settlement cycle securities, if certain conditions are met.
The Fund operates as a “limited derivatives user” for purposes of the derivatives transactions exemption in
Rule 18f-4.
To qualify as a limited derivatives user, the Fund’s “derivatives exposure” is limited to 10% of its net assets subject to exclusions for certain currency or interest rate hedging transactions (as calculated in accordance with Rule
18f-4).
If the Fund ceases to qualify as a “limited derivatives user” as defined in Rule
18f-4,
the rule would, among other things, require the Fund to establish a comprehensive derivatives risk management program, to comply with certain value-at-risk
based leverage limits, to appoint a derivatives risk manager and to provide additional disclosure both publicly and to the SEC regarding its derivatives positions.
Options and Futures
. The Fund may engage in the use of options and futures contracts, so-called
“synthetic” options, including options on baskets of specific securities, or other derivative instruments written by broker-dealers or other financial intermediaries. These transactions may be effected on securities exchanges or in the over-the-counter
(“OTC”) market, or they may be negotiated directly with counterparties. In cases where instruments are purchased OTC or negotiated directly with counterparties, the Fund is subject to the risk that the counterparty will be unable or unwilling to perform its obligations under the contract. These transactions may also be illiquid and, if so, it might be difficult to close out a position.
The Fund may purchase call and put options on specific securities. The Fund may also write and sell covered or uncovered call options for both hedging purposes and to pursue the Fund’s investment objectives. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated price at any time before the option expires. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated price at any time before the option expires.
In a covered call option, the Fund owns the underlying security. The sale of such an option exposes the Fund to a potential loss of opportunity to realize appreciation in the market price of the underlying security during the term

10

of the option. Using covered call options might expose the Fund to other risks as well. For example, the Fund might be required to continue holding a security that the Fund might otherwise have sold to protect against depreciation in the market price of the security.
When writing options, the Fund may close its position by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. If the amount paid to purchase an option is less or more than the amount received from the sale, the Fund will, accordingly, realize a profit or loss. To close out a position as a purchaser of an option, the Fund would liquidate the position by selling the option previously purchased.
The use of derivatives that are subject to regulation by the Commodity Futures Trading Commission (the “CFTC”) by the Fund could cause the Fund to be a commodity pool, which would require the Fund to comply with certain rules of the CFTC. However, the Fund intends to conduct its operations to avoid regulation as a commodity pool. The CFTC eliminated limitations on futures trading by certain regulated entities, including registered investment companies, and consequently registered investment companies may engage in unlimited futures transactions and options thereon provided that the investment manager to such company claims an exclusion from regulation as a commodity pool operator. If the Fund were to use derivatives subject to regulation by the CFTC in connection with its management of the Fund, the Adviser will claim such an exclusion from registration as a commodity pool operator under the Commodity Exchange Act (“CEA”). Therefore, it would not be subject to the registration and regulatory requirements of the CEA.
Successful use of futures also is subject to the Adviser’s ability to correctly predict movements in the relevant market. To the extent that a transaction is entered into for hedging purposes, successful use is also subject to the Adviser’s ability to evaluate the appropriate correlation between the transaction being hedged and the price movements of the futures contract.
The Fund may also purchase and sell stock index futures contracts. A stock index futures contract obligates the Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract, multiplied by the difference between the settlement price of the contract on the contract’s last trading day, and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in those securities on the next business day. The Fund may purchase and sell interest rate futures contracts, which represent obligations to purchase or sell an amount of a specific debt security at a future date at a specific price.
Options on Securities Indexes
. The Fund may purchase and sell call and put options on stock indexes listed on national securities exchanges or traded in the OTC market for hedging or speculative purposes. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use of options on stock indexes will be subject to the Adviser’s ability to correctly evaluate movements in the stock market generally, or of a particular industry or market segment.
Swap Agreements
. The Fund may enter into a variety of swap agreements, including equity, interest rate, and index swap agreements. The Fund is not limited to any particular form of swap agreement if the Adviser determines that other forms are consistent with the Fund’s investment objectives and policies. Swap agreements are contracts entered into by two parties (primarily institutional investors) for periods ranging from a few weeks to more than a year. In a standard swap transaction, the parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,”
i.e
., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index. Additional forms of swap agreements include (i) interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or “cap;” (ii) interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or “floor;” and (iii) interest rate

11

collars, under which a party sells a cap and purchases a floor (or vice versa) in an attempt to protect itself against interest rate movements exceeding certain minimum or maximum levels.
Generally, the Fund’s obligations (or rights) under a swap agreement will be equal only to the net amount to be paid or received under the agreement, based on the relative values of the positions held by the parties. The risk of loss is limited to the net amount of interest payments that a party is contractually required to make. As such, if the counterparty to a swap defaults, the Fund’s risk of loss consists of the net amount of payments that it is entitled to receive.
Government Regulation of Derivatives
. It is possible that government regulation of various types of derivative instruments, including futures and swap agreements, may limit or prevent the Fund from using such instruments as a part of its investment strategy, and could ultimately prevent the Fund from being able to achieve its investment objective. It is impossible to predict fully the effects of legislation and regulation in this area, but the effects could be substantial and adverse.
The futures markets are subject to comprehensive statutes, regulations, and margin requirements. The SEC, the CFTC and the exchanges are authorized to take extraordinary actions in the event of a market emergency, including, for example, the implementation or reduction of speculative position limits, the implementation of higher margin requirements, the establishment of daily price limits and the suspension of trading.
The regulation of swaps and futures transactions in the U.S., the European Union and other jurisdictions is a rapidly changing area of law and is subject to modification by government and judicial action. There is a possibility of future regulatory changes altering, perhaps to a material extent, the nature of an investment in the Fund or the ability of the Fund to continue to implement its investment strategies.
Under recently adopted rules and regulations, transactions in some types of swaps (including interest rate swaps and credit default swaps on North American and European indices) are required to be centrally cleared, and additional types of swaps may be required to be centrally cleared in the future. In a transaction involving those swaps (“cleared derivatives”), the Fund’s counterparty is a clearing house, rather than a bank or broker. Since the Fund is not a member of a clearing house and only clearing members can participate directly in the clearing house, the Fund will hold cleared derivatives through accounts at clearing members. In cleared derivatives transactions, the Fund will make payments (including margin payments) to and receive payments from a clearing house through its accounts at clearing members. Clearing members guarantee performance of their clients’ obligations to the clearing house.
In addition, U.S. regulators, the European Union and certain other jurisdictions have adopted minimum margin and capital requirements for uncleared OTC derivatives transactions. It is expected that these regulations will have a material impact on the Fund’s use of uncleared derivatives. These rules will impose minimum margin requirements on derivatives transactions between the Fund and its swap counterparties and may increase the amount of margin the Fund is required to provide. They will impose regulatory requirements on the timing of transferring margin, which may accelerate the Fund’s current margin process. They will also effectively require changes to typical derivatives margin documentation. Such requirements could increase the amount of margin the Fund needs to provide in connection with uncleared derivatives transactions and, therefore, make such transactions more expensive.
The regulation of the derivatives markets has increased over the past several years, and additional future regulation of the derivatives markets may make derivatives more costly, may limit the availability or reduce the liquidity of derivatives or may otherwise adversely affect the value or performance of derivatives. For instance, in October 2020, the SEC adopted Rule
18f-4
under the 1940 Act providing for the regulation of a registered investment company’s use of derivatives, short sales, reverse repurchase agreements, and certain other instruments. Under Rule
18f-4,
a fund’s derivatives exposure is limited through a
value-at-risk
test and requires the adoption and implementation of a derivatives risk management program for certain derivatives users.

12

However, subject to certain conditions, funds that do not invest heavily in derivatives may be deemed limited derivatives users (as defined in Rule
18f-4)
and would not be subject to the full requirements of Rule
18f-4.
In connection with the adoption of Rule
18f-4,
the SEC also eliminated the asset segregation and cover framework arising from prior SEC guidance for covering derivatives and certain financial instruments, as discussed herein. Rule
18f-4
could limit the Fund’s ability to engage in certain derivatives and other transactions and/or increase the costs of such transactions, which could adversely affect the value or performance of the Fund.
Direct Lending Transactions in which the Fund is the Sole Lender
To the extent the Fund is the sole lender in a direct lending transaction, it may be solely responsible for the expense of servicing such debt, including, if necessary, taking legal actions to foreclose on any security instrument securing the debt (e.g., the mortgage or, in the case of a mezzanine loan, the pledge). This may increase the risk and expense to the Fund compared to syndicated or publicly offered debt. The Fund may also be exposed to credit risk when it originates loans, which is the risk that borrowers will not make payments, resulting in losses to the Fund.
When-Issued, Delayed Delivery and Forward Commitment Securities
To reduce the risk of changes in securities prices and interest rates, the Fund may purchase securities on a forward commitment, when-issued or delayed delivery basis. This means that delivery and payment occur a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable with respect to such purchases are determined when the Fund enters into the commitment, but the Fund does not make payment until it receives delivery from the counterparty. The Fund may, if it is deemed advisable, sell the securities after it commits to a purchase but before delivery and settlement takes place.
Securities purchased on a forward commitment, when-issued or delayed delivery basis are subject to changes in value based upon the public’s perception of the creditworthiness of the issuer and changes (either real or anticipated) in the level of interest rates. Purchasing securities on a when-issued or delayed delivery basis can present the risk that the yield available in the market when the delivery takes place may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed delivery basis when the Fund is fully, or almost fully invested, results in a form of leverage and may cause greater fluctuation in the value of the net assets of the Fund. In addition, there is a risk that securities purchased on a when-issued or delayed delivery basis may not be delivered, and that the purchaser of securities sold by the Fund on a forward basis will not honor its purchase obligation. In such cases, the Fund may incur a loss. The Fund will rely on an exemption in Rule
18f-4(f)
when purchasing when-issued and forward commitment securities, if certain conditions are met.
Credit Facilities and Securities Lending
The Fund has entered into secured bank lines of credit through BNP Paribas Prime Brokerage International, Ltd. (“BNP”) (the “BNP Credit Facility”) and Bank of America, n.a. (“Bank of America”, collectively with BNP, the “Banks”) (the “Bank of America Credit Facility”, collectively with the BNP Credit Facility, the “Credit Facilities”) in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and for general corporate purposes of the Fund, subject to the limitations of the 1940 Act. As collateral for the Credit Facilities, the Fund grants the Banks a first position security interest in and lien on securities of any kind or description held by the Fund in the collateral accounts.
The BNP Credit Facility also permits, subject to certain conditions, BNP to rehypothecate portfolio securities pledged by the Fund up to the amount of the loan balance outstanding. The Fund continues to receive dividends and interest on rehypothecated securities. The Fund also has the right under the BNP Credit Facility to recall the rehypothecated securities from BNP on demand. If BNP fails to deliver the recalled security in a timely manner, the Fund will be compensated by BNP for any fees or losses related to the failed delivery or, in the event a

13

recalled security will not be returned by BNP, the Fund, upon notice to BNP, may reduce the loan balance outstanding by the amount of the recalled security failed to be returned. The Fund may receive a portion of the fees earned by BNP in connection with the rehypothecation of portfolio securities. This rehypothecation provision of the BNP Credit Facility is intended to permit the Fund to reduce the cost of its borrowings under the BNP Credit Facility.
In connection with the use of the BNP Credit Facility, the Fund permits the lender, subject to certain conditions, to rehypothecate (i.e., lend to other counterparties) portfolio securities pledged by the Fund up to the amount of the loan balance outstanding. The terms of the BNP Credit Facility provide that the Fund continue to receive dividends and interest on rehypothecated securities. The Fund has the right under the BNP Credit Facility to recall rehypothecated securities from BNP on demand. If BNP fails to deliver a recalled security in a timely manner, the BNP Credit Facility provides for compensation by BNP to the Fund for any fees or losses related to the failed delivery or, in the event a recalled security will not be returned by BNP, for the Fund, upon notice to BNP, to reduce the loan balance outstanding by the amount of the recalled security failed to be returned. The terms of the BNP Credit Facility pursuant to which portfolio securities pledged by the Fund are rehypothecated may provide for receipt by the Fund, either directly or indirectly through a reduction in the costs associated with the BNP Credit Facility, of a portion of the fees earned by BNP in connection with the rehypothecation of such portfolio securities. Rehypothecation by BNP of the Fund’s pledged portfolio securities entails risks, including the risk that BNP will be unable or unwilling to return rehypothecated securities, which could result in, among other things, the inability of the Fund to find suitable investments to replace the unreturned securities, thereby impairing the ability of the Fund to achieve its investment objective.
Operational, Artificial Intelligence, and Cybersecurity Risk
The Fund, its service providers and other market participants increasingly depend on complex information technology and communications systems to conduct business functions. These systems are subject to various threats or risks that could adversely affect the Fund and its shareholders.
For instance, unauthorized third parties may attempt to improperly access, modify, disrupt the operations of or prevent access to these systems or data within them, whether systems of the Fund, the Fund’s service providers, counterparties, or other market participants. Power or communication outages, acts of God, information technology equipment malfunctions, operational errors (both human and systematic) and inaccuracies within software or data processing systems may also disrupt business operations or impact critical data.
With the increased use of technologies such as the Internet and the dependence on computer systems to perform necessary business functions, investment companies such as the Fund and its service providers may be prone to operational and information security risks resulting from cyber-attacks. In general, cyber-attacks result from deliberate attacks but unintentional events may have effects similar to those caused by cyber-attacks. Cyber-attacks include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, the unauthorized release of confidential information and causing operational disruption. Successful cyber-attacks against, or security breakdowns of, the Fund or its advisers, custodians, fund accountant, fund administrator, transfer agent, pricing vendors and/or other third party service providers may adversely impact the Fund and its shareholders. For instance, cyber-attacks may interfere with the processing of shareholder transactions, cause the release of private shareholder information or confidential Fund information, impede trading, cause reputational damage, and subject the Fund to regulatory fines, penalties or financial losses, reimbursement or other compensation costs, and/or additional compliance costs. The Fund also may incur substantial costs for cybersecurity risk management in order to guard against any cyber incidents in the future. While the Fund or its service providers may have established business continuity plans and systems designed to guard against such cyber-attacks or adverse effects of such attacks, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified, in large part because different unknown threats may emerge in the future. Similar types of cybersecurity risks also are present for issuers of securities in which the Fund invests, which could result in material adverse consequences for such issuers, and

14

may cause the Fund’s investment in such securities to lose value. In addition, cyber-attacks involving a counterparty to the Fund could affect such a counterparty’s ability to meet its obligations to the Fund, which may result in losses to the Fund and its shareholders. The Fund cannot directly control any cyber-security plans or systems put in place by its service providers, Fund counterparties, issuers in which the Fund invests or securities markets and exchanges.
The Adviser and
Sub-Adviser
(as defined herein) may also utilize artificial intelligence (“AI”) in their business operations, and the challenges with properly managing its use could result in reputational harm, competitive harm, legal liability, and/or an adverse effect on the Adviser’s and
Sub-Adviser’s
business operations. AI models may rely on techniques such as natural language processing and machine learning, which are less transparent or interpretable and may produce unexpected results, which could adversely impact the Fund. If the content, analyses, or recommendations that AI applications assist the Adviser or
Sub-Adviser
in producing are or are alleged to be deficient, inaccurate, or biased, the Fund may be adversely affected. Additionally, AI tools used by the Adviser or
Sub-Adviser
may produce inaccurate, misleading or incomplete responses that could lead to errors in the Adviser’s or
Sub-Adviser’s
and their employees’ decision-making, portfolio management or other business activities, which could have a negative impact on the performance of the Fund. Such AI tools could also be used against the Adviser,
Sub-Adviser,
or the Fund and its investments in criminal or negligent ways. The Adviser’s and
Sub-Adviser’s
competitors or other third parties could incorporate AI into their products more quickly or more successfully, which could impair the Adviser’s or
Sub-Adviser’s
ability to compete effectively. AI has the potential to result in significant and disruptive changes in companies, sectors or industries, including those in which the Fund invests, and any such changes could create new and unpredictable operational, legal and/or regulatory risks. Additionally, AI technologies may be exploited by malicious actors for cyberattacks, market manipulation, and fraud, further exacerbating risks. In the current period of technological and commercial innovation, startups and other companies have found success disrupting traditional approaches to industry or market practices, and the frequency of such disruptions is expected to increase. Such disruptions could negatively impact the Fund and its investments, alter market practices on which the Fund’s investment strategy depends to create investment returns, significantly disrupt the market in which the Fund operates and/or subject the Fund to increased competition.
Portfolio Turnover and Certain Tax Consequences to the Fund and Shareholders
The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when the Adviser deems portfolio changes appropriate. The Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Further, the underlying funds in which the Fund invests may experience high rates of portfolio turnover. High rates of portfolio turnover in the underlying funds may negatively impact their returns and, thus, negatively impact the returns of the Fund. Higher rates of portfolio turnover would likely result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income. The portfolio turnover rate for the fiscal year ended September 30, 2025 and September 30, 2024, respectively, was 15%.
A high portfolio turnover rate may result in the Fund realizing significant additional “net capital gains” (as defined in “Tax Status” below) in the Fund’s applicable taxable year. As a result, the Fund may be required to make additional distributions of net capital gains which will be taxable to shareholders as discussed further in “Tax Status” below. It is possible that all or a portion of such net capital gain distributions may consist of net capital gains attributable to gains accrued by the Fund during periods prior to a shareholder acquiring its shares. There may also be certain scenarios where the Fund is unable to distribute all of its net capital gains in the form of capital gain dividends, in which case the Fund would become subject to U.S. federal income or excise tax All shareholders should consult a qualified tax advisor regarding the tax consequences of their investment in the Fund, including the consequences of any portfolio turnover.

15

REPURCHASES AND TRANSFERS OF SHARES
Repurchase Offers
The Board has adopted a resolution setting forth the Fund’s fundamental policy that it will conduct quarterly repurchase offers (the “Repurchase Offer Policy”). The Repurchase Offer Policy sets the interval between each repurchase offer at one quarter and provides that the Fund shall conduct a repurchase offer each quarter (unless suspended or postponed in accordance with regulatory requirements). The Repurchase Offer Policy also provides that the repurchase pricing shall occur not later than the 14th day after the date the repurchase offer ends (the “Repurchase Request Deadline”) or the next business day if the 14th day is not a business day. The Fund’s Repurchase Offer Policy is fundamental and cannot be changed without shareholder approval. The Fund may, for the purpose of paying for repurchased shares, be required to liquidate portfolio holdings earlier than the Adviser would otherwise have liquidated these holdings. Such liquidations may result in losses, and may increase the Fund’s portfolio turnover.
Repurchase Offer Policy Summary of Terms

1.	The Fund will make repurchase offers at periodic intervals pursuant to Rule 23c-3 under the 1940 Act, as that rule may be amended from time to time.

2.	The repurchase offers will be made in March, June, September and December of each year.

3.
The Fund must receive repurchase requests submitted by shareholders in response to the Fund’s repurchase offer no less than 21 days and more than 42 of the date the repurchase offer is made (or the preceding business day if the New York Stock Exchange is closed on that day).

4.
The maximum time between the Repurchase Request Deadline and the next date on which the Fund determines the net asset value applicable to the purchase of shares (the “Repurchase Pricing Date”) is 14 calendar days (or the next business day if the fourteenth day is not a business day).

The Fund may not condition a repurchase offer upon the tender of any minimum amount of shares. The Fund may deduct from the repurchase proceeds only a repurchase fee that is paid to the Fund and that is reasonably intended to compensate the Fund for expenses directly related to the repurchase. The repurchase fee may not exceed 2.00% of the proceeds. Generally, the Fund does not charge a repurchase fee. However, a Class C shareholder who tenders for repurchase of such shareholder’s Class C shares during the first 365 days following such shareholder’s initial capital contribution, such that they are repurchased after being held less than 365 days, will be subject to a fee of 1.00% of the value of the original purchase price of the shares repurchased by the Fund (a “Contingent Deferred Sales Charge”). The Fund or its designee may waive the imposition of the Contingent Deferred Sales Charge in the following shareholder situations: (1) shareholder death or (2) shareholder disability. Any such waiver does not imply that the Contingent Deferred Sales Charge will be waived at any time in the future or that such Contingent Deferred Sales Charge will be waived for any other shareholder. Class A shares, Class I shares, Class M shares and Class L shares are not subject to a Contingent Deferred Sales Charge. The Fund may rely on Rule
23c-3
only so long as the Board satisfies the fund governance standards defined in
Rule 0-1(a)(7)
under the 1940 Act.
Procedures: All periodic repurchase offers must comply with the following procedures:
Repurchase Offer Amount
: Each quarter, the Fund may offer to repurchase at least 5% and no more than 25% of the outstanding shares of the Fund on the Repurchase Request Deadline (the “Repurchase Offer Amount”). The Board shall determine the quarterly Repurchase Offer Amount.
Shareholder Notification
: No less than 21 days and more than 42 before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”) providing the following information:

1.	A statement that the Fund is offering to repurchase its shares from shareholders at net asset value;

16

2.	Any fees applicable to such repurchase, if any;

3.	The Repurchase Offer Amount;

4.
The dates of the Repurchase Request Deadline, Repurchase Pricing Date, and the date by which the Fund must pay shareholders for any shares repurchased (which shall not be more than seven days after the Repurchase Pricing Date) (the “Repurchase Payment Deadline”);

5.	The risk of fluctuation in net asset value between the Repurchase Request Deadline and the Repurchase Pricing Date, and the possibility that the Fund may use an earlier Repurchase Pricing Date;

6.	The procedures for shareholders to request repurchase of their shares and the right of shareholders to withdraw or modify their repurchase requests until the Repurchase Request Deadline;

7.	The procedures under which the Fund may repurchase such shares on a pro rata basis if shareholders tender more than the Repurchase Offer Amount;

8.	The circumstances in which the Fund may suspend or postpone a repurchase offer;

9.	The net asset value of the shares computed no more than seven days before the date of the notification and the means by which shareholders may ascertain the net asset value thereafter; and

10.	The market price, if any, of the shares on the date on which such net asset value was computed, and the means by which shareholders may ascertain the market price thereafter.
The Fund must file Form
N-23c-3
(“Notification of Repurchase Offer”) and three copies of the Shareholder Notification with the SEC within three business days after sending the notification to shareholders.
Notification of Beneficial Owners
: Where the Fund knows that shares subject to a repurchase offer are held of record by a broker, dealer, voting trustee, bank, association or other entity that exercises fiduciary powers in nominee name or otherwise, the Fund must follow the procedures for transmitting materials to beneficial owners of securities that are set forth in Rule
14a-13
under the Securities Exchange Act of 1934, as amended (the “1934 Act”).
Repurchase Requests
: Repurchase requests must be submitted by shareholders by the Repurchase Request Deadline. The Fund shall permit repurchase requests to be withdrawn or modified at any time until the Repurchase Request Deadline, but shall not permit repurchase requests to be withdrawn or modified after the Repurchase Request Deadline.
Repurchase Requests in Excess of the Repurchase Offer Amount
: If shareholders tender more than the Repurchase Offer Amount, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2.00% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2.00% of the outstanding shares on the Repurchase Request Deadline, the Fund shall repurchase the shares tendered on a pro rata basis. This policy, however, does not prohibit the Fund from:

1.
Accepting all repurchase requests by persons who own, beneficially or of record, an aggregate of less than 100 shares and who tender all of their shares for repurchase, before prorating shares tendered by others, or

2.
Accepting by lot shares tendered by shareholders who request repurchase of all shares held by them and who, when tendering their shares, elect to have either (i) all or none or (ii) at least a minimum amount or none accepted, if the Fund first accepts all shares tendered by shareholders who do not make this election.

17

Suspension or Postponement of Repurchase Offers
: The Fund shall not suspend or postpone a repurchase offer except pursuant to a vote of a majority of the Board, including a majority of the Trustees who are not interested persons of the Fund, and only:

1.	If the repurchase would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”);

2.
If the repurchase would cause the shares that are the subject of the offer that are either listed on a national securities exchange or quoted in an inter-dealer quotation system of a national securities association to be neither listed on any national securities exchange nor quoted on any inter-dealer quotation system of a national securities association;

3.
For any period during which the New York Stock Exchange or any other market in which the securities owned by the Fund are principally traded is closed, other than customary week-end
and holiday closings, or during which trading in such market is restricted;

4.
For any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or

5.	For such other periods as the SEC may by order permit for the protection of shareholders of the Fund.
If a repurchase offer is suspended or postponed, the Fund shall provide notice to shareholders of such suspension or postponement. If the Fund renews the repurchase offer, the Fund shall send a new Shareholder Notification to shareholders.
Computing Net Asset Value
: The Fund’s current NAV per share shall be computed no less frequently than weekly, and daily on the five business days preceding a Repurchase Request Deadline, on such days and at such specific time or times during the day as set by the Board. Currently, the Board has determined that the Fund’s NAV shall be determined daily following the close of the New York Stock Exchange. The Fund’s NAV need not be calculated on:

1.	Days on which changes in the value of the Fund’s portfolio securities will not materially affect the current NAV of the shares;

2.	Days during which no order to purchase shares is received, other than days when the NAV would otherwise be computed; or

3.	Customary national, local, and regional business holidays described or listed in the Prospectus.
Liquidity Requirements
: From the time the Fund sends a Shareholder Notification to shareholders until the Repurchase Pricing Date, a percentage of the Fund’s assets equal to at least 100% of the Repurchase Offer Amount (the “Liquidity Amount”) shall consist of assets that individually can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Deadline, or of assets that mature by the next Repurchase Payment Deadline. This requirement means that individual assets must be salable under these circumstances. It does not require that the entire Liquidity Amount must be salable. In the event that the Fund’s assets fail to comply with this requirement, the Board shall cause the Fund to take such action as it deems appropriate to ensure compliance.
Liquidity Policy
: The Board may delegate
day-to-day
responsibility for evaluating liquidity of specific assets to the Adviser, but shall continue to be responsible for monitoring the investment adviser’s performance of its duties and the composition of the portfolio. Accordingly, the Board has approved this policy that is reasonably

18

designed to ensure that the Fund’s portfolio assets are sufficiently liquid so that the Fund can comply with its fundamental policy on repurchases and comply with the liquidity requirements in the preceding paragraph.

1.	In evaluating liquidity, the following factors are relevant, but not necessarily determinative:

(a)	The frequency of trades and quotes for the security.

(b)	The number of dealers willing to purchase or sell the security and the number of potential purchasers.

(c)	Dealer undertakings to make a market in the security.

(d)	The nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offer and the mechanics of transfer).

(e)	The size of the Fund’s holdings of a given security in relation to the total amount of outstanding of such security or to the average trading volume for the security.

2.
If market developments impair the liquidity of a security, the investment adviser should review the advisability of retaining the security in the portfolio. The investment adviser should report to the basis for its determination to retain a security at the next Board meeting.

3.	The Board shall review the overall composition and liquidity of the Fund’s portfolio on a quarterly basis.

4.	These procedures may be modified as the Board deems necessary.
Registration Statement Disclosure
: The Fund’s registration statement must disclose its intention to make or consider making such repurchase offers.
Annual Report Disclosure
: The Fund shall include in its annual report to shareholders the following:

1.	Disclosure of its fundamental policy regarding periodic repurchase offers.

2.	Disclosure regarding repurchase offers by the Fund during the period covered by the annual report, which disclosure shall include:

(a)	the number of repurchase offers,

(b)	the repurchase offer amount and the amount tendered in each repurchase offer, and

(c)	the extent to which in any repurchase offer the Fund repurchased stock pursuant to its repurchase procedures.
Advertising
: The Fund, or any underwriter for the Fund, must comply, as if the Fund were an open end company, with the provisions of Section 24(b) of the 1940 Act and the rules thereunder and file, if necessary, with the Financial Industry Regulatory Authority, Inc. (“FINRA”) or the SEC any advertisement, pamphlet, circular, form letter, or other sales literature addressed to or intended for distribution to prospective investors.
Involuntary Repurchases
Subject to limitations in the Fund’s Agreement and Declaration of Trust, the 1940 Act and the rules thereunder, the Board, in its sole discretion, may cause a mandatory repurchase by the Fund of a shareholder’s shares if (i) such shares have been transferred in violation of the Fund’s Agreement and Declaration of Trust, or such shares have vested in any person by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a shareholder; (ii) ownership of shares by a shareholder or other person will cause the Fund to be in violation of, or require registration of any shares under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction; (iii) continued ownership of such shares may be harmful or injurious to the business or reputation of the Fund, or may subject the Fund or any shareholders to an undue risk of adverse tax or other fiscal consequences; (iv) such shareholder owns shares having an aggregate NAV less than an amount determined from time to time by the

19

Board; (v) any of the representations and warranties made by a shareholder in connection with the acquisition of shares thereof was not true when made or has ceased to be true; or (vi) it would be in the best interests of the Fund, as determined by the Board, for the Fund to repurchase such shares.
Transfers of Shares
No person may become a substituted shareholder without the written consent of the Board, which consent may be withheld for any reason in the Board’s sole and absolute discretion. Shares may be transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of a shareholder or (ii) with the written consent of the Board, which may be withheld in its sole and absolute discretion. The Board may, in its discretion, delegate to the Adviser its authority to consent to transfers of shares. Each shareholder and transferee is required to pay all expenses, including attorneys’ and accountants’ fees, incurred by the Fund in connection with such transfer.

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MANAGEMENT OF THE FUND
The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The business of the Fund is managed under the direction of the Board in accordance with the Agreement and Declaration of Trust and the Fund’s
By-laws
(the “Governing Documents”), each as amended from time to time, which have been filed with the SEC and are available upon request. The Board consists of five individuals, one of whom is an “interested person” (as defined under the 1940 Act) of the Fund, the Adviser, or the Fund’s distributor (the “Interested Trustee”) and four of whom are not deemed to be “interested persons” (as defined under the 1940 Act) of the Fund, the Adviser, or the Fund’s distributor (“Independent Trustees”). Pursuant to the Governing Documents of the Fund, the Trustees shall elect officers including a President, a Secretary, a Treasurer, a Principal Executive Officer and a Principal Accounting Officer. The Board retains the power to conduct, operate and carry on the business of the Fund and has the power to incur and pay any expenses, which, in the opinion of the Board, are necessary or incidental to carry out any of the Fund’s purposes. The Trustees, officers, employees and agents of the Fund, when acting in such capacities, shall not be subject to any personal liability except for his or her own bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties.
Board Leadership Structure
Stuart Rothstein is the Chairman of the Board. Under the Fund’s Agreement and Declaration of Trust and
By-Laws,
the Chairman of the Board is responsible for (a) presiding at board meetings, (b) calling special meetings on an as-needed
basis, (c) execution and administration of Fund policies including (i) setting the agendas for board meetings and (ii) providing information to board members in advance of each board meeting and between board meetings. The Fund believes that its Chairman, the chair of the Audit Committee, the chair of the Governance Committee, and, as an entity, the full Board, provide effective leadership that is in the best interests of the Fund and each shareholder.
Mr. Rothstein may be deemed to be an interested person of the Fund by virtue of his senior management role at Apollo and the portfolio management services he provides to the Fund. The Trustees have determined that an interested Chairman is appropriate and benefits shareholders because an interested Chairman has a personal and professional stake in the quality and continuity of services provided to the Fund. The Independent Trustees exercise their informed business judgment to appoint an individual of their choosing to serve as Chairman, regardless of whether the Trustee happens to be independent or a member of management. The Independent Trustees have determined that they can act independently and effectively without having an Independent Trustee serve as Chairman and that a key structural component for assuring that they are in a position to do so is for the Independent Trustees to constitute a substantial majority of the Board. The Independent Trustees also meet quarterly in executive session without Mr. Rothstein. In view of the small size of the Board, the Independent Trustees have not designated any single trustee to be the lead Independent Trustee at this time.
Board Risk Oversight
The Board is comprised of five Trustees, four of whom are Independent Trustees. The Board has established an independent Audit Committee with a separate chair and an independent Governance Committee with a separate chair. The Board is responsible for overseeing risk management, and the full Board regularly engages in discussions of risk management and receives compliance reports that inform its oversight of risk management from its Chief Compliance Officer at quarterly meetings and on an ad hoc basis, when and if necessary. The Audit Committee considers financial and reporting risk within its area of responsibilities. The Governance Committee assists the Board in adopting fund governance practices and meeting certain “fund governance standards.” Generally, the Board believes that its oversight of material risks is adequately maintained through the

21

compliance-reporting chain where the Chief Compliance Officer is the primary recipient and communicator of such risk-related information.
Trustee Qualifications
Ira Cohen
. Mr. Cohen is a Trustee, Chairperson of the Fund’s Audit Committee and a member of the Fund’s Nominating and Governance Committee. Mr. Cohen is a successful mutual fund executive with over 44 years of retail, offshore and institutional experience. He currently serves as an Independent Chairman of the Board of Trustees for the Angel Oak Funds Trust as well as an Independent Trustee for multiple fund boards including the Valued Advisor’s Series Trust, the Apollo Diversified Real Estate Fund, the CRM Family of Funds and as the independent Chairman of the US Fixed Income Trust. Over the past 20 + years Mr. Cohen has served as Managing Partner of a boutique consulting company providing advisory and compliance-related services to firms such as Depository Trust & Clearing Company (DTCC) and FINRA. Previously he has held senior positions at INVESCO (formerly known as AIM Investments), Prudential and The Bank of New York. As a highly sought after thought leader, Mr. Cohen is a frequent speaker at top industry conferences. Mr. Cohen has held FINRA registered Series 6, Series 26 and Series 63 licenses.
Christine “C.C.” Gallagher
. Ms. Gallagher is a Trustee, a member of the Fund’s Audit Committee and a member of the Fund’s Nominating and Governance Committee. Ms. Gallagher serves as the Customer Experience (CX) Social Impact & Strategic Initiatives Manager at Leidos QTC Health Services. Commencing in March 2021, Ms. Gallagher has held the roles of Chief of Staff, Leidos Military & Veterans Health Solutions; and Communications and Engagement Manager, Military and Family Life Counseling (MFLC) Program (West). She is also president of Military Quality of Life Consulting (MQOLC), LLC, a company she founded in 2015 that equips professional organizations to fulfill their goal of supporting the military community through corporate social responsibility, corporate philanthropy and cause marketing. In 2020, MQOLC’s mission expanded with a new product offering, the Stressless PCS Kit. From 2015 to 2019, Ms. Gallagher served as an agile IT project manager for BAM Technologies, LLC. She has served as a program director for multiple national military service organizations during her career. She was a Lecturer, Faculty Academic Advisor and Adjunct Professor at Troy University and Austin Peay State University in each of the respective school’s communications department from 2009 to 2016. Ms. Gallagher has served on the board of several national and local military service organizations. Ms. Gallagher has an MS from the University of Tennessee and a BS from the University of Florida.
Nathan Headrick
. Mr. Headrick is a Trustee, a member of the Fund’s Audit Committee and a member of the Fund’s Nominating and Governance Committee. Mr. Headrick has served as a Trustee of the Fund since inception. Mr. Headrick has helped create and place over $14 billion of securities, representing dozens of private funds and public funds with platforms including CB Richard Ellis, CNL, KKR, and Macquarie. He was a previous chairman of the Investment Program Association, and founded the IPAPAC. He was appointed to and served two terms on FINRA’s rulemaking Corporate Finance Committee. Mr. Headrick is a member of the bar of the United States Supreme Court. His community activities include service on the boards of the Class of 1938 Foundation, the Orange County Regional History Center, Junior Achievement of Florida, Florida Children’s Hospital, and United Cerebral Palsy of Central Florida. He is the founder and current director of the Ridgecrest Foundation. Mr. Headrick earned his JD from Georgetown University Law Center. He additionally holds a Masters of Theology from Harvard University and is a graduate of the University of North Carolina.
Michael Porter
. Mr. Porter is a Trustee, a member of the Fund’s Audit Committee and a member of the Fund’s Nominating and Governance Committee. He also currently serves on the Board of Directors of Ednovate Charter School, joining that board in December 2020. Mr. Porter worked at Netflix for over a decade, most recently holding the position VP, Corporate Development and Strategy. Prior to joining Netflix, Mr. Porter spent two years as an investment associate, including at Vista Equity Partners, focusing on software private equity products. He also worked as an entertainment finance associate in J.P. Morgan Chase’s Entertainment Industries Group. Mr. Porter has over twenty years of finance experience related to equity research, corporate development,

22

investment banking and private equity. Mr. Porter has an MBA from Harvard Business School and a BA in international business from the University of California, Berkeley.
A list of the Trustees and executive officers of the Fund and their principal occupation and other directorships over the last five years are shown below. Unless otherwise noted, the address of each Trustee and Officer is 9 West 57th Street, New York, NY 10019.
Independent Trustees

Name and Age	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last Five Years
Ira Cohen (1959)	Trustee Since 2014	Chief Executive Officer, Ira Cohen Consulting, LLC, 2005 – present; Executive Vice President, Recognos Financial, 2015 – 2021.	1	Trustee, CRM Mutual Fund Trust, 2025-present; Trustee, Angel Oak Credit Opportunities Term Trust, 2021 – present; Trustee and Chair, U.S. Fixed Income Trust, 2019-present; Trustee, Angel Oak Financial Strategies Income Term Trust, 2018 – present; Trustee, Angel Oak Strategic Credit Fund, 2017 – present; Trustee, Valued Advisers Trust, 2010 – present; Trustee, Angel Oak Dynamic Financial Strategies Income Term Trust, 2019 – 2022; Trustee, Apollo Diversified Credit Fund, 2017 – 2022.

Christine Gallagher (1985)	Trustee Since 2025	Customer Experience Social Impact & Strategic Initiatives Manager, Leidos QTC Health Services, 2024-present; Founder and President, Military Quality of Life Consulting, LLC, 2015-present; Chief of Staff of Military & Veterans Health Solutions, Leidos, 2021-2023; Community Engagement Manager of Military and Family Life Counseling Program, Leidos, 2021-2023.	4	Trustee, Apollo S3 Private Markets Fund, 2023 – present; Trustee, Apollo Diversified Credit Fund, 2022 – present; Trustee, Apollo Debt Solutions BDC, 2021 – present.

Nathan Headrick (1974)	Trustee Since 2014	Founder and Director, Ridgecrest Foundation, 2020-present.	1	Trustee, Apollo Diversified Credit Fund, 2017 – 2022.

23

Name and Age	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last Five Years
Michael Porter (1983)	Trustee Since 2025	Vice President, Corporate Development and Strategy, Netflix, 2014-2025;.	4	Trustee, Apollo S3 Private Markets Fund, 2023 – present; Trustee, Apollo Diversified Credit Fund, 2022 – present; Trustee, Apollo Debt Solutions BDC, 2021 – present; Director, Ednovate Charter School,
2020 – present.
Interested Trustee and Officers

Name and Age	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last Five Years
Stuart Rothstein (1966)	Chairman, Trustee and President Since 2024	Partner, Chief Operating Officer – Real Estate and Chief Operating Officer – Asset Backed Finance, Apollo Global Management, Inc., 2009 to present; Director and Chairperson, Apollo Asset Backed Credit Company LLC, 2024 – present; Director and Chairperson, Apollo Realty Income Solutions, Inc., 2021 – present; Director, President and Chief Executive Officer, Apollo Commercial Real Estate Finance, Inc., 2012 – present.	1	Director and Chairperson, Apollo Asset Backed Credit Company LLC,
2024 – present; Director and Chairperson, Apollo Realty Income Solutions, Inc.,
2021 – present; Director, President and Chief Executive Officer, Apollo Commercial Real Estate Finance, Inc., 2012 – present.

Kenneth Seifert (1978)	Treasurer and Chief Financial Officer Since 2022	Managing Director, Apollo Global Management, Inc.,
		2015 – present; Treasurer and Chief Financial Officer, MidCap Financial Investment Corporation, MidCap Apollo Institutional Private Lending and Merx Aviation Finance, 2025-present; Treasurer and Chief Financial Officer, Apollo Diversified Credit Fund and Apollo Diversified Real Estate Fund, 2022-present; Treasurer, Chief Financial Officer and Principal Financial Officer, Apollo S3 Private Markets Fund, 2023-2024; Treasurer and Chief Financial Officer, Apollo Senior Floating Rate	N/A	N/A

24

Name and Age	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last Five Years
Fund Inc. and Apollo Tactical Income Fund Inc., 2021-2024.

Kristin Hester (1980)	Chief Legal Officer and Secretary Since 2024	Managing Director, General Counsel – Global Wealth, Apollo Global Management, Inc., 2015-present; Chief Legal Officer and Secretary, Apollo Origination II (Levered) Capital Trust and Apollo Origination II (UL) Capital Trust, 2025-present; Chief Legal Officer and Secretary, Apollo Diversified Real Estate Fund, 2024-present; Chief Legal Officer, Secretary and Vice President, MidCap Apollo Institutional Private Lending, 2024-present; Chief Legal Officer and Secretary of Apollo S3 Private Markets Fund,
2023-present;
Chief Legal Officer and Secretary, Apollo Diversified Credit Fund,
2022-present;
		Chief Legal Officer, MidCap Financial Investment Corporation and Apollo Debt Solutions BDC, 2022-present; Chief Legal Officer, Redding Ridge Asset Management LLC, 2022-2026; Chief Legal Officer, Apollo Tactical Income Fund Inc. and Apollo Senior Floating Rate Fund Inc., 2022-2024.	N/A	N/A

Ryan Del Giudice (1990)	Chief Compliance Officer Since 2018, Vice President and Assistant Secretary Since 2020	Principal, Apollo Global Management, Inc., 2022-present; Chief Compliance Officer, Apollo Origination II (Levered) Capital Trust and Apollo Origination II (UL) Capital Trust, 2025-present; Chief Compliance Officer, MidCap Apollo Institutional Private Lending, 2024-present; Chief Compliance Officer, MidCap Financial Investment Corporation, Apollo Debt Solutions BDC and Apollo S3 Private Markets Fund,
		2023-present; Chief	N/A	N/A

25

Name and Age	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last Five Years
Compliance Officer, Apollo Diversified Real Estate Fund, 2018-present; Chief Compliance Officer, Apollo Diversified Credit Fund,
2018-present; Chief Compliance Officer, Apollo Tactical Income Fund Inc. and Apollo Senior Floating Rate Fund Inc., 2023-2024; Chief Compliance Officer, Griffin Capital Asset Management Company, LLC, 2017-2022.

*	The term of office for each Trustee and officer listed above will continue indefinitely.
**
The “Fund Complex” comprises registered investment companies for which the Adviser or an affiliate of the Adviser serves as investment adviser. The Fund Complex is currently comprised of: the Fund, Apollo Debt Solutions BDC, Apollo Diversified Credit Fund, Apollo S3 Private Markets Fund, MidCap Apollo Institutional Private Lending, MidCap Financial Investment Corporation, Apollo Origination II (Levered) Capital Trust, and Apollo Origination II (UL) Capital Trust.

Board Committees
The Board has established two standing committees: the Audit Committee and the Governance Committee.
Audit Committee
The Board has an Audit Committee that consists of all the Trustees, except for Mr. Rothstein, each of whom is an Independent Trustee. The Audit Committee’s responsibilities include: (i) recommending to the Board the selection, retention or termination of the Fund’s independent auditors; (ii) reviewing with the independent auditors the scope, performance and anticipated cost of their audit; (iii) discussing with the independent auditors certain matters relating to the Fund’s financial statements, including any adjustment to such financial statements recommended by such independent auditors, or any other results of any audit; (iv) reviewing on a periodic basis a formal written statement from the independent auditors with respect to their independence, discussing with the independent auditors any relationships or services disclosed in the statement that may impact the objectivity and independence of the Fund’s independent auditors and recommending that the Board take appropriate action in response thereto to satisfy itself of the auditor’s independence; and (v) considering the comments of the independent auditors and management’s responses thereto with respect to the quality and adequacy of the Fund’s accounting and financial reporting policies and practices and internal controls. The Audit Committee operates pursuant to an Audit Committee Charter. During the fiscal year ended September 30, 2025, the Audit Committee held six meetings.
Governance Committee
The Board has a Governance Committee that consists of all the Trustees, except for Mr. Rothstein, each of whom is not an “interested person” of the Fund within the meaning of the 1940 Act. The Governance Committee assists the Board in adopting fund governance practices and meeting certain fund governance standards. The Governance Committee operates pursuant to a Governance Committee Charter. The Governance Committee is also responsible for reviewing and setting Independent Trustee compensation from time to time when considered

26

necessary or appropriate. During the fiscal year ended September 30, 2025, the Governance Committee held one meeting.
In addition to the two standing committees, the Board may also form an ad hoc nominating committee to seek and review nominee candidates for consideration as Independent Trustees as is from time to time considered necessary or appropriate. Any such ad hoc nominating committee generally will consider shareholder nominees to the extent required pursuant to rules under the 1934 Act. Such ad hoc nominating committee will review all nominations of potential trustees made by Fund management and by Fund shareholders, which includes all information relating to the recommended nominees that is required to be disclosed in solicitations or proxy statements for the election of directors, including without limitation the biographical information and the qualifications of the proposed nominees. Nomination submissions must be accompanied by a written consent of the individual to stand for election if nominated by the Board and to serve if elected by the shareholders, and such additional information must be provided regarding the recommended nominee as reasonably requested by the ad hoc nominating committee. Any ad hoc nominating committee will meet to consider nominees as is necessary or appropriate.
Trustee Ownership
The following table indicates the dollar range of equity securities that each Trustee beneficially owned in the Fund as of December 31, 2025.

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies 1,2
Ira Cohen	None	None
Christine Gallagher 3	None	$50,001—$100,000
Nathan Headrick	None	None
Michael Porter 3	None	$10,001—$50,000
Stuart Rothstein	None	None

1	Beneficial ownership has been determined in accordance with Rule 16a(a)(2) of the Exchange Act.
2	The dollar ranges of equity securities beneficially owned are: None, $1—$10,000, $10,001—$50,000, $50,001—$100,000 or over $100,000.
3	Christine Gallagher and Michael Porter joined the Board of Trustees on August 27, 2025.
Compensation
Each Independent Trustee receives an annual retainer of $65,000, paid quarterly, effective January 1, 2026, as well as reimbursement for any reasonable expenses incurred attending the meetings and $500 per Independent Trustee per each special telephonic meeting (exclusive of one special telephonic meeting per year). The Chair of the Audit Committee receives an additional $15,750 annually. None of the executive officers, with the exception of the Chief Compliance Officer, receive compensation from the Fund. Certain Trustees and officers of the Fund are also officers of the Adviser and are not paid by the Fund for serving in such capacities.

27

The table below details the amount of compensation the Trustees received from the Fund during the fiscal year ended September 30, 2025. The Fund does not have a bonus, profit sharing, pension or retirement plan.

Name of Trustee	Aggregate Compensation From Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Fund Paid to Trustee
Ira Cohen	$73,500	None	None	$73,500
Christine Gallagher*	$3,609	None	None	$3,609
Nathan Headrick	$57,750	None	None	$57,750
Michael Porter*	$3,609	None	None	$3,609
Robb Chapin**	$52,414	None	None	$52,414
Stuart Rothstein	N/A	N/A	N/A	N/A

*	Ms. Gallagher and Mr. Porter began serving as Trustees effective August 27, 2025.
**	Mr. Chapin resigned from his position as a Trustee effective August 27, 2025.

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CODES OF ETHICS
Each of the Fund, the Adviser, the
Sub-Adviser
and the Distributor (as defined herein) has adopted a code of ethics (the “Code of Ethics”) under Rule
17j-1
of the 1940 Act. Rule
17j-1
and the Code of Ethics are designed to prevent unlawful practices in connection with the purchase or sale of securities by covered personnel in their personal accounts. The Code of Ethics permit covered personnel, subject to certain restrictions, to invest in securities, including securities that may be purchased or held by the Fund. Covered personnel may engage in personal securities transactions, subject to certain restrictions, and are required to report their personal securities transactions for monitoring purposes. The Code of Ethics for the Adviser is included as an exhibit to the registration statement of which the SAI is incorporated. In addition, the Code of Ethics of the Adviser is available on the EDGAR database on the SEC’s website at http://www.sec.gov. Shareholders may also obtain copies of the Code of Ethics of the Adviser, after paying a duplicating fee, by electronic request at the following
e-mail
address:
publicinfo@sec.gov
.

29

PROXY VOTING POLICIES AND PROCEDURES
The Board has adopted Proxy Voting Policies and Procedures (“Proxy Policies”) on behalf of the Fund, which delegate the responsibility for voting proxies to the Adviser, subject to the Board’s continuing oversight. The Adviser exercises voting authority over securities held by the Fund, generally private securities, and managed by the Adviser. The Proxy Policies require that the Adviser vote proxies received in a manner consistent with the best interests of the Fund and shareholders. The Proxy Policies also require the Adviser to present to the Board, at least annually, the proxy voting policies of the Adviser and a record of each proxy voted by the Adviser on behalf of the Fund, including a report on the resolution of all proxies identified by the Adviser involving a conflict of interest.
Where a proxy proposal raises a material conflict between the interests of the Adviser or the
Sub-Adviser,
any affiliated person(s) of the Adviser or the
Sub-Adviser,
the Distributor or any affiliated person of the Distributor, or any affiliated person of the Fund and the Fund’s or its shareholder’s interests, the Adviser or the
Sub-Adviser
will resolve the conflict by voting in accordance with the policy guidelines or at the Fund’s directive using the recommendation of an independent third party. If the third party’s recommendations are not received in a timely fashion, the designated party will abstain from voting. A copy of the Adviser’s proxy voting policies is attached hereto as Appendix A.
Information regarding how the Fund voted proxies relating to portfolio securities held by the Fund during the most recent
12-month
period ending June 30 will be available (1) without charge, upon request, by calling the Fund toll-free at
1-888-926-2688;
(2) on the Fund’s website at
 www.apollo.com/adref
; and (3) on the SEC’s website at http://www.sec.gov. In addition, a copy of the Fund’s proxy voting policies and procedures are also available by calling toll-free at
1-888-926-2688
and will be sent within three business days of receipt of a request.

30

CONTROL PERSONS AND PRINCIPAL HOLDERS
A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of a fund. A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. A control person may be able to determine the outcome of a matter put to a shareholder vote. As of May 15, 2026, the name, address and percentage of ownership of each entity or person that owned of record or beneficially 5% or more of the outstanding Class A shares of the Fund are as follows:

Class A
Name and Address	Percentage Owned	Type of Ownership
Charles Schwab & Co. Inc. Attn: Mutual Funds 211 Main St. San Francisco, CA 94105-1901	19.14%	Record
LPL Financial 4707 Executive Dr. San Diego, CA 92121	17.04%	Record
As of May 15, 2026, the name, address and percentage of ownership of each entity or person that owned of record or beneficially 5% or more of the outstanding Class C shares of the Fund are as follows:

Class C
Name and Address	Percentage Owned	Type of Ownership
LPL Financial 4707 Executive Dr. San Diego, CA 92121	19.44%	Record
As of May 15, 2026 the name, address and percentage of ownership of each entity or person that owned of record or beneficially 5% or more of the outstanding Class I shares of the Fund are as follows:

Class I
Name and Address	Percentage Owned	Type of Ownership
Charles Schwab & Co. Inc. Attn: Mutual Funds 211 Main St. San Francisco, CA 94105-1901	40.57%	Record
LPL Financial 4707 Executive Dr. San Diego, CA 92121	11.43%	Record
As of May 15, 2026, the name, address and percentage of ownership of each entity or person that owned of record or beneficially 5% or more of the outstanding Class L shares of the Fund are as follows:

Class L
Name and Address	Percentage Owned	Type of Ownership
LPL Financial 4707 Executive Dr. San Diego, CA 92121	12%	Record
As of the date of this SAI, none of the Trustees or officers owned shares of the Fund.

31

INVESTMENT ADVISORY AND OTHER SERVICES
The Adviser
Apollo Real Estate Fund Adviser, LLC, located at 9 West 57th Street, New York, NY 10019, serves as the Adviser. The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is a Delaware limited liability company formed in August 2013 for the purpose of advising the Fund. The Adviser is an affiliate of Apollo Global Management, Inc. and its consolidated subsidiaries.
Under the general supervision of the Board, the Adviser will carry out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund, will determine which securities should be purchased, sold or exchanged. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers. The Adviser will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser will compensate all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Investment Advisory Agreement a monthly management fee computed at the annual rate of 1.50% of the daily net assets. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection.
The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including all organization and offering expenses, but excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 1.91%, 2.66%, 1.66% and 2.16% per annum of the Fund’s average daily net assets attributable to Class A shares, Class C shares, Class I shares and Class L shares, respectively (the “Expense Limitation”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses incurred not more than three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain in effect, at least until May 31, 2027, unless and until the Board approves its modification or termination. This agreement may be terminated only by the Board on sixty (60) days’ written notice to the Adviser. After May 31, 2027, the Expense Limitation Agreement may be renewed at the Adviser’s discretion.
During the fiscal years ended September 30, 2023, September 30, 2024, and September 30, 2025, the Fund paid $84,350,016, $69,524,849, and $60,593,053, respectively, in advisory fees to the Adviser. During the fiscal years ended September 30, 2023, September 30, 2024, and September 30, 2025, the Adviser waived advisory fees of $0, $542,664, and $1,909,521, respectively. During the fiscal years ended September 30, 2023, September 30, 2024, and September 30, 2025, the Adviser did not recoup previously waived advisory fees under the Expense Limitation Agreement.
The
Sub-Adviser
The Adviser has engaged Aon Investments USA Inc. (“Aon Investments” or the
“Sub-Adviser”),
a registered investment adviser under the Advisers Act, to provide ongoing research, opinions and recommendations to the portion of the Fund’s investment portfolio that is allocated to private, institutional real estate investment funds managed by institutional investment managers.
Sub-advisory
services are provided to the Fund pursuant to an agreement between the Adviser and Aon Investments USA Inc. Under the terms of the subadvisory agreement, the Adviser compensates the
Sub-Adviser

32

based on a portion of the Fund’s average daily net assets which have been allocated to the
Sub-Adviser
to manage. Fees paid to the
Sub-Adviser
are not an expense of the Fund. The fee tables are as follows:
Annual
Sub-Advisory
Fee Rate as a Percentage of Average Daily Net Assets Managed by Aon Investments

$0 - $500M	0.15%
$500M - $750M	0.125%
$750M - $1B	0.10%
Over $1B	0.07%
During the fiscal years ended September 30, 2023, September 30, 2024, and September 30, 2025, the Adviser paid $3,653,762, $2,984,700, and $2,624,455, respectively, in fees to the
Sub-Adviser.
Conflicts of Interest
The Adviser may provide investment advisory and other services, directly and through affiliates, to various entities and accounts other than the Fund (“Adviser Accounts”). The Fund has no interest in these activities. The Adviser and the investment professionals who, on behalf of the Adviser, provide investment advisory services to the Fund, are engaged in substantial activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and the Adviser Accounts. Such persons devote only so much time to the affairs of the Fund as in their judgment is necessary and appropriate.
Apollo will be subject to certain conflicts of interest with respect to the services the Adviser provides to the Fund. These conflicts will arise primarily from Apollo, in other activities that may conflict with the Fund’s activities. You should be aware that individual conflicts will not necessarily be resolved in favor of your interest. The following list of conflicts does not purport to be a complete enumeration or explanation of the actual and potential conflicts involved in an investment in the Fund, but does reflect all material conflicts known to the Fund at the time of this filing.
Apollo sponsors, manages or advises and will continue to sponsor, manage or advise other investment funds, partnerships, limited liability companies, corporations or similar investment vehicles, clients or the assets or investments for the account of any client, or separate account for which, in each case, the Adviser or one or more of its affiliates acts as general partner, manager, managing member, investment adviser, sponsor or in a similar capacity (collectively, including the Fund, “Apollo Clients” or “Clients”). Apollo will continue to sponsor, manage or advise new Apollo Clients, whether alone or partnering with others, and will continue to maintain, develop, expand or monetize its investment and advisory and related businesses. Certain current Apollo Clients have, and certain future Apollo Clients are expected to have, investment mandates that overlap, either substantially or in part, with that of the Fund, and Apollo expects that the universe of potential investments and other activities of Apollo’s business could overlap with the investments and activities of the Fund, each of which, as a result, is expected to create conflicts of interest. For clarification, Apollo Clients will not include (a) any alternative investment vehicle, special purpose vehicle, subsidiary of the Fund, vehicles established to structure a co-investment,
master, joint or commingled account or investment vehicle, joint venture or other person through which the Fund can make an investment or group of investments or (b) any investment and any portfolio investment or investment of any other Apollo Client or Apollo and its subsidiaries, in each case subject to the 1940 Act, and unless the Adviser determines in its sole discretion that such person should be treated as an Apollo Client under the circumstances.
The following discussion sets forth certain potential conflicts of interest that should be carefully evaluated before making an investment in the Fund. Attention is also drawn to certain risk factors (see “Risk Factors” in the Prospectus) that refer to potential conflicts of interest.

33

Allocation of Investment Opportunities
. Certain inherent conflicts of interest arise from the fact that (i) Apollo provides investment advisory and/or management services to more than one Apollo Client; (ii) Apollo Clients have one or more overlapping investment strategies; and (iii) all or a portion of an investment opportunity may be allocated to Apollo in accordance with Apollo’s allocation policies and procedures. Also, the investment strategies employed by Apollo for current and future Apollo Clients could conflict with each other and adversely affect the prices and availability of other securities or instruments held by, or potentially considered for, one or more other Apollo Clients. If participation in specific investment opportunities is appropriate for more than one Apollo Client, participation in such opportunities will be allocated pursuant to Apollo’s allocation policies and procedures and the applicable governing documents of the relevant Apollo Clients. There can be no assurance, however, that the application of such allocation policies and procedures will result in the allocation of a specific investment opportunity to the Fund or that the Fund will participate in all investment opportunities falling within its investment objective or be allocated its investment interest. In addition, the Adviser may in certain situations choose to consult with or obtain the consent of the Board with respect to any specific conflict of interest, including with respect to the approvals required under the 1940 Act and the Advisers Act. Such considerations have in the past resulted, and may in the future also result, in allocations of certain investment opportunities (including Platform Investments (defined below)) among Apollo Clients and Apollo on an other than pari passu basis.
Apollo is committed to allocating investment opportunities in a manner that, over time, is deemed to be fair and equitable, and Apollo has established policies and procedures to guide the determination of such allocations. Subject to applicable law, including the 1940 Act, and the Board’s oversight, the Adviser will have the power to resolve, or consent to the resolution of, conflicts of interest on behalf of the Fund.
Apollo’s allocation policies and procedures have established: (i) the allocations committee of Apollo Asset Management (the “AAM Allocations Committee”) to, among other things, review: (a) questions regarding an Apollo Client’s mandate; (b) potential distressed control investments; (c) any opportunities involving potential third-party co-investors;
and (d) the actions taken by subcommittees to the AAM Allocations Committee (the “Allocations
Sub-Committees”)
and conflicts of interest that cannot be resolved by the Allocations
Sub-Committees;
and (ii) allocation guidelines on which such committees generally base their allocation decisions.
Generally, an investment opportunity will be allocated to an Apollo Client if the opportunity reasonably falls within such Apollo Client’s mandate or is otherwise deemed suitable as determined by the relevant portfolio manager, investment committee, the AAM Allocations Committee or an Allocations
Sub-Committee.
If an investment opportunity falls within the mandate of, or is otherwise deemed suitable for, two or more Apollo Clients and it is not possible to fully satisfy the investment interest of all such Apollo Clients, the investment opportunity generally will be allocated pro rata based on the size of each Apollo Client’s original investment interest. The size of each Apollo Client’s investment interest will be determined generally based on each Apollo Client’s available capital or net asset value (or, in certain circumstances, the available capital or net asset value ascribed to the applicable strategy). However, a number of additional other factors can influence other allocation decisions, including for example: (i) the relative actual or potential exposure of any particular Apollo Client to the type of investment opportunity in terms of its existing investment portfolio; (ii) the investment objectives, guidelines or restrictions of such Apollo Client; (iii) cash availability, suitability, instructions from an Apollo Client, permitted leverage, and available financing for the investment opportunity (including taking into account the levels/rates that would be required to obtain an appropriate return); (iv) the likelihood of current income; (v) the size, liquidity and duration of the investment opportunity; (vi) the seniority of loan and other capital structure criteria; (vii) with respect to an investment opportunity originated by a third party, the relationships of a particular Apollo Client (or the portfolio manager) to or with such third party; (viii) tax or accounting considerations; (ix) legal or regulatory considerations; (x) supply or demand for an investment opportunity at a given price level; (xi) an Apollo Client’s risk or investment concentration parameters (including parameters such as geography, industry, issuer, volatility, leverage, liability duration or weighted average life, asset class type or other risk metrics); (xii) whether the investment opportunity is a follow-on
investment; (xiii) whether the vehicle

34

is in the process of fundraising, is open to redemptions (in which case notions of net asset value and available capital can be subjectively adjusted to account for anticipated inflows or redemptions) or is close to the end of its investment period or term (for finite duration funds); (xiv) whether an Apollo Client’s economic exposure has been swapped to, or otherwise assumed by, one or more other parties; (xv) the governing documents of an Apollo Client (which could include provisions pursuant to which an Apollo Client is entitled to receive an allocation of a certain type of an investment opportunity on a priority basis, which could result in the Fund not participating in any such investment or participating to a lesser extent); and (xvi) such other criteria as are reasonably related to a reasonable allocation of a particular investment opportunity to one or more Apollo Clients (e.g., in the case of an Apollo Client ramp-up
period or when incubating a particular investment strategy or product or the investment period or term of an Apollo Client).
In determining whether an investment opportunity falls within an Apollo Client’s mandate, the relevant portfolio manager, investment committee, the AAM Allocation Committee or an Allocations
Sub-Committee,
as appropriate under the circumstances, will take into consideration that (i) multiple Apollo Clients have investment objectives that overlap to greater or lesser degrees; (ii) the applicable legal documents of each Apollo Client contemplate, to greater or lesser degrees, the obligation to offer such Apollo Client investment opportunities that fall within its investment objective or mandate; (iii) Apollo endeavors to not systematically disadvantage any Apollo Client; (iv) the investment objective of a particular Apollo Client could change over time; (v) the ultimate character of an investment opportunity (i.e., its risk/reward profile) will generally not become clear before a great deal of diligence and analysis has been completed by the investment professionals pursuing such investment opportunity; (vi) investment opportunities that are outcomes of heavily negotiated transactions are capable of being structured in a variety of ways, each of which presents its own particular risk/reward profile, legal, tax, regulatory and other considerations; and (vii) an Apollo Client could have more than one mandate.
To the extent that the Fund’s participation in an investment opportunity that is otherwise suitable for the Fund and other Apollo Clients would cause the investment to become subject to requirements and restrictions of any law, rule or regulation that could have an adverse impact on any or all participating Apollo Clients (or underlying investors) in such investment opportunity, Apollo is authorized to exclude the Fund as a whole.
The Exemptive Order.
The Fund, the Adviser and certain affiliates received an exemptive order from the SEC on May 14, 2025 that permits the Fund, among other things, to co-invest
with other funds and accounts managed by the Adviser or its affiliates, subject to certain conditions. Certain types of negotiated co-investments
may be made only in accordance with the Order from the SEC permitting the Fund to do so. Pursuant to the requirements of the Order, the Board, including a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Independent Trustees, has approved co-investment
policies and procedures describing how the Fund will comply with the Order. Further, the Adviser has adopted the Adviser Allocation Policy, which is designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations. Pursuant to the Adviser Allocation Policy, the Fund will be given the opportunity to participate in any investments that fall within certain criteria established by the Adviser. The Fund may determine to participate or not to participate, depending on whether the Adviser determines that the investment is appropriate for the Fund (e.g., based on investment strategy). If the Adviser determines that the investment is not appropriate for the Fund, the investment will not be allocated to the Fund.
The Order is subject to certain terms and conditions, so there can be no assurance that the Fund will be permitted to co-invest
with certain of its affiliates other than in the circumstances currently permitted by regulatory guidance and the Order. For example, in certain instances, the Fund’s ability to participate in certain negotiated joint transactions alongside affiliated entities will require a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Independent Trustees to reach certain conclusions in connection with a co-investment transaction, including that (i) the terms of the proposed transaction are reasonable and fair to the Fund and its shareholders and do not involve overreaching of the Fund and its shareholders on the part of any person concerned, and (ii) the transaction is consistent with the interests of the Fund’s shareholders and is consistent with the Fund’s

35

investment policies (if applicable). In certain situations where a co-investment
with one
or mo
re funds managed by the Adviser or its affiliates is not covered by the Order, the personnel of the Adviser or its affiliates will need to decide which fund will proceed with the investment. Such personnel will make these determinations based on the Adviser Allocation Policy. The Adviser Allocation Policy can be revised by Apollo at any time without notice to, or consent from, the Fund’s shareholders.
Other Participants in Apollo’s Origination Platform
. Other Apollo Clients participate in Apollo’s origination platform with the Fund, and certain Apollo Clients’ ability to acquire loans could in certain circumstances be dependent on the existence and performance of such other Apollo Clients. Certain of such other Apollo Clients will have different terms, investors, types of investors and investment mandates than those of the originating fund and the Fund, which could create conflicts between the interests of the originating fund and the Fund, on the one hand, and one or more of such other Apollo Clients, on the other hand, relating to, among other things, Apollo’s decision-making with respect to the relevant investment. Apollo seeks to resolve any and all conflicts in a fair and equitable manner; however, subject to the 1940 Act, there can be no assurance that any particular conflict will be resolved in the best interests of the Fund under the circumstances.
Investments with Respect to Which Other Apollo Clients May Benefit
. The Fund can invest in joint ventures and can invest in Platform Investments, which investment activities may give rise to future investment opportunities (e.g., a forward commitment or other option acquired by the Fund or a relationship developed in connection with the making of an investment by the Fund) from which one or more other Apollo Clients may benefit. The Adviser has an incentive to take such future opportunities and/or benefits into consideration when making investment decisions for the Fund.
In addition, the 1940 Act may limit the Fund’s ability to undertake certain transactions with its affiliates that are registered under the 1940 Act or regulated as business development companies under the 1940 Act. As a result of these restrictions, the Fund may be prohibited from executing “joint” transactions with such affiliates, which could include investments in the same portfolio company (whether at the same or different times). These limitations may limit the scope of investment opportunities that would otherwise be available to the Fund.
Platform Investments
. As Apollo continues to seek additional sourcing channels for investment opportunities for the Fund, Clients, Apollo and the Apollo Capital Solutions (“ACS”) business, it is also anticipated that there will be opportunities for investments in various companies or businesses, including, among others, financial services companies and investment advisory/management businesses, that would be allocated to Apollo (and not Apollo Clients, including those participating in Apollo’s origination platform) as part of developing investment sourcing opportunities for the platform, including as part of such underlying investment, a commitment to fund or otherwise contemporaneously participate in such sourcing opportunities by Apollo Clients, including those participating in Apollo’s origination platform (such investments, “Platform Investments”). To the extent applicable, any Platform Investments will be made in compliance with the Order.
From time to time, Apollo may recruit an existing or newly formed management team to pursue a new “platform” opportunity that is expected to lead to investment opportunities for Apollo and/or Clients, including the Fund. In other cases, a new Platform Investment may be formed and used to recruit an existing or newly formed management team to build such Platform Investment through acquisitions and organic growth. Further, in order to augment the Fund team’s capabilities and diligence techniques and, in some instances, to operate or service the Fund’s investments, Apollo may partner with certain operating partners, including through joint ventures, Platform Investments or by making investments in, high-quality operators with significant expertise and the requisite skills to operate or service the Fund’s assets. The structure of each Platform Investment and the engagement of each operating partner will vary, including in respect of whether a management or operating team’s services are exclusive to the platform and whether members of the management team are employed directly by such platform or indirectly through another management company established to manage such platform, and such structures are subject to change throughout an investment’s hold period, for example, in connection with potential restructurings, refinancings and/or dispositions. Members of the management or

36

operating team for a Platform Investment could include former Apollo personnel, industry advisors, senior advisors and Apollo advisors. The management or operating team of a Platform Investment (or one or more members thereof) may also provide the same or similar services with respect to other Platform Investments of the Fund and/or one or more other Apollo Clients (including predecessor funds and successor funds thereto and co-investment
vehicles) or provide the same or similar services for assets owned by third parties. The Fund may realize a Platform Investment (in whole or in part) through sale of the platform or a disposition of assets held through the platform. The services provided by the platform’s management and operating team could be similar to, and overlap with, services provided by Apollo to the Fund or to other Apollo Clients, and the services may be provided exclusively to the Platform Investments.
As with the Fund’s other portfolio investments, in respect of all Platform Investments, the Fund will bear the expenses of the management team and/or portfolio entity, as the case may be, including, for example, any overhead expenses, management fees or other fees, employee compensation, diligence expenses or other expenses in connection with backing the management team and/or the build out of the platform entity. Such expenses may be borne directly by the Fund pursuant to the Investment Advisory or Affiliate Administration Agreement, as applicable, or indirectly through operational expenses of the Platform Investment. In each case subject to the 1940 Act, the compensation of management of a platform portfolio entity may include management fees (or other fees, including, for example, origination fees) or interests in the profits of the portfolio entity (or other entity in the holdings structure of the Platform Investment), including profits realized in connection with the disposition of an asset and other performance-based compensation. None of the compensation or expenses described above will be offset against any management fees in respect of the Fund and will be borne by the applicable Platform Investment or by the Fund as Fund expenses pursuant to the Investment Advisory Agreement and Affiliate Administration Agreement.
Co-Investments
Generally and
Co-Investors
. The Adviser may, consistent with the Order, offer the opportunity to co-invest
alongside the Fund to one or more
Co-Investors
(as described below). The Adviser can, in its sole discretion, offer the opportunity to co-invest
alongside the Fund to (i) other Apollo Clients, (ii) any limited partner of an Apollo Client (or any of its beneficial owners or any other client or account of its advisor or consultant), (iii) management or employees of the relevant portfolio company or issuer to which the Fund makes a loan or in which the Fund invests directly (a “Portfolio Company”), consultants and advisors with respect to such Portfolio Company or pre-existing
investors or other persons associated with such Portfolio Company, (iv) any joint venture partner or operating partner, (v) any alternative investment fund or business sponsored, managed or advised by persons other than Apollo or (vi) any other persons or entities, including persons or entities whom the Adviser believes will be of benefit to the Fund or one or more Portfolio Companies or who may provide a strategic, sourcing or similar benefit to Apollo, any Apollo Client, the Fund, a Portfolio Company or one or more of their respective affiliates due to industry expertise, regulatory expertise, end-user
expertise or otherwise (including credit or other investment funds sponsored by persons other than Apollo in so-called
“club deals” through joint ventures or other entities).
“Co-Investors”
and any similar terminology are intended to refer to investment opportunities that are allocated to the Fund based on its investment strategy and objectives and with respect to which the Adviser has, in each case, in its sole discretion, determined that it is appropriate to offer the opportunity to co-invest
alongside the Fund to one or more such
Co-Investors.
Some of the
Co-Investors
with whom the Fund may
co-invest
have
pre-existing
investments with Apollo, and the terms of such
pre-existing
investments may differ from the terms upon which such persons may invest with the Fund in such investment.
As a
closed-end
fund registered under the 1940 Act, the Fund is subject to certain limitations relating to co-investments
and joint transactions with affiliates, which likely will in certain circumstances limit the Fund’s ability to make investments or enter into other transactions alongside Apollo Clients. There can be no assurance that such regulatory restrictions will not adversely affect the Fund’s ability to capitalize on attractive investment opportunities. However, subject to the 1940 Act, the Order and any other applicable co-investment
order issued by the SEC, the Fund may
co-invest
with Apollo Clients (including
co-investment
or other vehicles in which Apollo or its personnel invest and that co-invest
with such Apollo Clients) in investments that are suitable for the

37

Fund and one or more of such Apollo Clients. Even if the Fund and any such Apollo Clients and/or co-investment
or other vehicles invest in the same securities, conflicts of interest may still arise.
Co-Investment
Allocations
. The Adviser can allocate
co-investment
opportunities (including
side-by-side
investment rights) among
Co-Investors
in any manner it deems appropriate in its sole discretion taking into account those factors that it deems relevant under the circumstances, including: (i) the character or nature of the co-investment
opportunity (e.g., its size, structure, geographic location, relevant industry, tax characteristics, timing and any contemplated minimum commitment threshold); (ii) the level of demand for participation in such co-investment
opportunity; (iii) the ability of a prospective
Co-Investor
to analyze or consummate a potential
co-investment
opportunity, including on an expedited basis; (iv) certainty of funding and whether a prospective
Co-Investor
has the financial resources to provide the requisite capital; (v) the investing objectives and existing portfolio of the prospective
Co-Investor;
(vi) as noted above, whether a prospective
Co-Investor
is a private fund or similar person or business sponsored, managed or advised by persons other than Apollo; (vii) the reporting, public relations, competitive, confidentiality or other issues that may also arise as a result of the co-investment;
(viii) the legal, tax or regulatory constraints to which the proposed investment is expected to give rise or that are applicable to a prospective
Co-Investor;
(ix) the ability of the prospective
Co-Investor
to make commitments to invest in other Apollo Clients (including contemporaneously with the applicable co-investment);
(x) Apollo’s own interests; (xi) the prospective
Co-Investor
can provide a strategic, sourcing or similar benefit to Apollo, the Fund, a Portfolio Company or one or more of their respective affiliates due to industry expertise, regulatory expertise, end-user
expertise or otherwise; (xii) the prospective
Co-Investor’s
existing or prospective relationship with Apollo; and (xiii) with respect to the Fund, the restrictions set forth in the Order.
With respect to allocations influenced by Apollo’s own interests, there may be a variety of circumstances where Apollo will be incentivized to afford co-investment
opportunities to one
Co-Investor
over another. For example, depending on the fee structure of the co-investment
opportunity, if any, Apollo may be economically incentivized to offer such co-investment
opportunity to certain
Co-Investors
over others based on its economic arrangement with such
Co-Investors
in connection with the applicable
co-investment
opportunity or otherwise. Additionally, Apollo may be contractually incentivized or obligated to offer certain
Co-Investors
a minimum amount of
co-investment
opportunities, including investors pursuant to other agreements (the terms of which will not be available for election through any “most favored nations” process), or otherwise bear adverse economic consequences for failure to do so, which consequences may include, a loss of future economic rights, including carried interest or other incentive arrangements. Further, from time to time, Apollo establishes Clients for the sole purpose of investing in co-investment
opportunities that arise.
Apollo may allocate
co-investment
opportunities to prospective
Co-Investors
that ultimately decline to participate in the offered
co-investment.
In such instance, if another
Co-Investor
is not identified, certain Apollo Clients may be unable to consummate an investment, or may end up holding a larger portion of an investment than Apollo had initially anticipated. To the extent that this happens, the Apollo Client may have insufficient capital to pursue other opportunities or may not achieve its intended portfolio diversification.
The Fund may
co-invest
together with other Apollo Clients in some or all of the Fund’s investment opportunities, consistent with the Order. Apollo may also offer co-investment
opportunities to Apollo
co-investment
vehicles (which may include participation by Apollo professionals and employees and other Apollo Clients or entities and other key advisors/relationships of Apollo). In determining the allocation of such co-investment
opportunities, Apollo considers a multitude of factors, including its own interest in investing in the opportunity. With respect to the Fund, any co-investment
expenses shall be paid consistent with the Order. With respect to other
Co-Investors
that committed to participate in a particular unconsummated
co-investment,
such
Co-Investors
shall bear their proportionate share of any fees, costs or expenses related to such unconsummated co-investment,
such as reverse
break-up
fees or broken deal expenses.
Co-Investment
Expenses
. The Adviser may, but will not be obligated to, endeavor to cause unaffiliated
Co-Investors
that committed to participate in a particular unconsummated
co-investment
to bear their

38

proportionate share of any fees, costs or expenses related to such unconsummated co-investment,
such as reverse
break-up
fees or broken deal expenses, subject to the Order and the 1940 Act.
Fees and Carried Interest Payable with Respect to
Co-Investments
. Apollo can in its discretion: (i) receive performance-based compensation (such as carried interest or performance allocations), management fees or other similar fees from
Co-Investors,
and Apollo may make an investment, or otherwise participate, in any vehicle formed to structure a co-investment
to facilitate, among other things, receipt of such performance-based compensation, management fees or other similar fees; and (ii) collect customary fees in connection with actual or contemplated investments that are the subject of such co-investment
arrangements, and any such fees will be retained by, and be for the benefit of, the Adviser or any of its affiliates with respect to certain
Co-Investors.
Any such carried interest, incentive allocation, management fees or other similar fees received from
Co-
Investors with respect to any
co-investment
may (or may not) differ from those charged to the Fund. Additionally, in those circumstances where the applicable
Co-Investors
include one or more members of a Portfolio Company’s management group, the Co-Investors who are members of such management group may receive compensation relating to the investment in such Portfolio Company, including incentive compensation arrangements.
Syndications; Syndication Fees
. Subject to the limitations of the 1940 Act, it is possible that a portion of the Fund’s portfolio investments will be syndicated to Apollo Clients, their portfolio companies, investors in Apollo Clients and other third parties via participations in and/or assignments or sales of loans (or interests therein) that the Fund purchased or originated. Subject to the limitations of the 1940 Act, Apollo, the Adviser and their affiliates and/or Apollo Clients may receive certain fees in connection with any such syndication. While the terms of any such transaction, including the price of the participation, assignment or sale, will not be set by Apollo, the Adviser or the Fund but rather will be established based on third-party valuations, Apollo will nevertheless have an incentive to determine the amount and timing of each syndication in a manner that takes into account the interests of other Apollo Clients that may participate, as well as the prospect of the fees described above, which will not necessarily be consistent with the interests of the Fund in connection with any particular investment.
Sharing of Services
. Subject to the limitations of the 1940 Act, in certain circumstances, in order to create efficiencies and optimize performance, one or more Portfolio Companies of the Fund could determine to share the operational, legal, financial, back-office or other resources of another Portfolio Company of the Fund or a Portfolio Company of an Apollo Client. In connection therewith, the costs and expenses related to such services will be allocated among the relevant entities by Apollo in good faith and in accordance with the 1940 Act and SEC guidance. In addition, it is possible that a Portfolio Company or an affiliated service provider may be in the business of providing services that are, or could be, utilized by another Portfolio Company. In this situation, the Adviser may determine that one or more Portfolio Companies use the other Portfolio Company’s or affiliated service provider’s services, even where these services were previously provided to the investment from a third party. As applicable, the Board will approve any such services provided by an affiliated service provider. See “Affiliated Loan Origination and/or Servicing Businesses” below.
Allocation of Expenses.
Apollo will from time to time incur fees, costs and expenses on behalf of the Fund, one or more other Apollo Clients and itself. To the extent such fees, costs and expenses are incurred for the account or for the benefit of the Fund, one or more other Apollo Clients and itself, the Fund, such other Apollo Clients and Apollo will typically bear an allocable portion of any such fees, costs and expenses (subject to the terms of the Investment Advisory Agreement and Affiliate Administration Agreement) in such manner as the Adviser in good faith determines. In most cases, Apollo’s Expense Allocation Steering Committee, which typically meets on a quarterly basis, is responsible for the overall expense allocations and the related methodologies for Apollo and Apollo Clients. For example, with respect to Apollo’s group professional liability insurance policy, approximately 90% of the premiums are allocated among all Apollo Clients covered under such policy while the remaining portion is borne by Apollo. Although Apollo endeavors to allocate such fees, costs and expenses in good faith over time, there can be no assurance that such fees, costs and expenses will in all cases be allocated appropriately. Notwithstanding the foregoing, Apollo may in the future develop policies and procedures to address the allocation of expenses that differ from its current practice.

39

Apollo anticipates that fees, costs and expenses incurred in connection with the acquisition of portfolio investments will typically be borne by the relevant Portfolio Companies. However, it is possible that one or more Portfolio Companies will not agree to pay all or a portion of such amounts, or will not pay such amounts when due. In either such case, such expenses (or portion thereof) will be borne by the applicable Apollo Clients (including the Fund) as operating expenses.
Overhead Allocation.
Apollo has
in-house
accounting, legal, compliance, tax, administrative, operational (including portfolio and asset management), finance, risk, reporting, technology, investor servicing and other types of personnel or employees that provide support to Apollo Clients (including the Fund) and their respective subsidiaries and potential and existing portfolio investments on an ongoing basis. These employees assist with, among other things, the legal, compliance, tax, administrative, operational, finance, risk, reporting, technology, investor servicing and other functions of the Adviser and its affiliates and Apollo Clients (including the formation of, and capital raising for, Apollo Clients) and their respective acquisition, due diligence, holding, maintenance, financing, restructuring and disposition of investments, including, without limitation, mergers and acquisitions, financing and accounting, legal, tax and operational support and risk, litigation and regulatory management and compliance. The performance of such functions by Apollo employees and affiliated service providers and their employees could be in addition to or as an alternative to the outsourcing of any such services to third party service providers at market rates, including entities and persons regularly used by Apollo and its affiliates, Apollo Clients and their respective potential and existing portfolio investments. Additionally, Clients sometimes directly or indirectly bear the salary, fees, expenses or other compensation for affiliated service providers established to provide services to one or more Clients and their respective portfolio investments, such as services that seek to provide, among other things, (i) enhanced savings in connection with the underlying operations of portfolio investments, (ii) enhanced synergies, savings and scale across all or groups of portfolio investments, and (iii) certain services for Clients which Apollo determines in its discretion should not be considered as part of or related to the traditional investment management services provided by Apollo. In some cases, these services could be in lieu of or in addition to services that were previously outsourced or previously provided by Apollo, including in some cases at no-charge
and could take the form of such affiliated service provider receiving compensation that is a portion (percentage or fixed dollar amount) of the savings, as calculated by Apollo in its discretion. Apollo will determine whether such services should be viewed as the type of services for which an affiliated service provider could receive compensation and/or expense reimbursement (including the overhead of such affiliated service provider). All fees, costs and expenses incurred by Apollo (including allocable compensation of such personnel or employees and related overhead otherwise payable by Apollo in connection with their employment, such as rent and benefits) in connection with services performed by personnel or employees of the Adviser or its affiliates that constitute services for or in respect of the Fund, its subsidiaries and its existing and potential portfolio investments, may be allocable to and borne by the Fund pursuant to the Investment Advisory Agreement or Affiliate Administration Agreement, as applicable. Without prejudice to the above, in relation to Apollo, the overhead allocation could also specifically include fees, costs and/or expenses relating to services connected to the valuation function, the risk management function and the finance function (i.e., including the supervision and oversight of the central administration function). See “Investment Advisory Agreement” below. Such allocations to the Fund will be based on any of the following methodologies (or any combination thereof), among others: (i) requiring personnel to periodically allocate their historical time spent with respect to the Fund or the Adviser, approximating the proportion of certain personnel’s time spent with respect to the Fund (which will be tracked on a regular periodic basis), and, in each case, allocating their compensation and allocable overhead based on such approximations of time spent, or charging such approximations of time spent at market rates, (ii) the assessment of an overall dollar amount (based on a fixed fee or percentage of assets under management) that the Adviser determines in good faith represents a fair recoupment of expenses and for such services, or (iii) any other methodology determined by the Adviser in good faith to be appropriate and practicable under the circumstances. Further, the methodology utilized for one personnel group could be different from the methodology utilized by another personnel group, and different methodologies may be utilized, including within a single personnel group, at different times or in determining different types of allocations (such as allocations among Apollo Clients, on the one hand, and allocations as between Apollo Clients and Apollo affiliates, on the other hand). Determining such charges based on

40

approximate allocations, rather than time recorded on an hourly or similar basis (which will not be undertaken), could result in the Fund being charged a different amount (including relative to another Apollo Client), which could be higher or lower, than would be the case under a different methodology. Any methodology (including the choice thereof), as well as the application of any approximations it entails, involves inherent conflicts between the interests of the Fund, on the one hand, and any other Apollo Client or Apollo affiliate to which all or a portion of the relevant personnel’s time would otherwise be charged, on the other hand, and could result in incurrence of greater expenses by the Fund and its subsidiaries and potential and existing portfolio investments than would be the case if such services were provided by third parties at market rates. Further, some Apollo Clients’ governing documents could restrict or preclude the allocation of any of the foregoing amounts to such Apollo Clients, in which case such Apollo Clients could bear a lesser amount of such expenses relative to the Fund or any other Apollo Client, or not bear any such expenses at all.
Restrictions on Transactions Due to Other Apollo Businesses.
From time to time, various potential and actual conflicts of interest will arise from the overall advisory, investment and other activities of Apollo and its personnel. Apollo will endeavor to resolve conflicts of interest with respect to investment opportunities in a manner that it deems equitable to the extent possible under the prevailing facts and circumstances. As discussed further in “Allocation of Investment Opportunities” above, and in “Potential Duties to Other Stakeholders” below, Apollo can invest, on its own behalf, in securities and other instruments that would be appropriate for, held by or fall within the investment guidelines of an Apollo Client (including the Fund). Apollo can give advice or take action for its own account that can differ from, conflict with or be adverse to advice given or action taken for Apollo Clients (including the Fund). These activities will, in certain circumstances, adversely affect the prices and availability of other business opportunities, transactions, securities or instruments held by, available to or potentially considered for one or more Apollo Clients (including the Fund). Potential conflicts of interest also arise due to the fact that Apollo has investments in some Apollo Clients but not in others, or has different levels of investment in the various Apollo Clients, and that the Apollo Clients bear different levels of fees and incentive compensation in favor of Apollo.
Apollo, together with Apollo Clients, engages in a broad range of business activities and invests in businesses and assets whose operations can be substantially similar to, and/or competitive with, the business and assets in which Apollo Clients have invested. The performance and operation of such competing businesses and assets could conflict with and adversely affect the performance and operation of an Apollo Client’s portfolio companies or other operating entities, and could adversely affect the prices and availability of business opportunities, transactions, securities or instruments held by, available to or potentially considered for such portfolio investments. Apollo will seek to resolve conflicts in a manner that Apollo deems to be fair and equitable.
In addition, Apollo can give advice, or take action with respect to, the investments of one or more Apollo Clients that may not be given or taken with respect to other Apollo Clients with similar investment programs, objectives or strategies. Accordingly, Apollo Clients with similar strategies may not hold the same securities or instruments or achieve the same performance. Apollo also advises Apollo Clients with conflicting investment objectives or strategies. These activities also could adversely affect the prices and availability of other securities or instruments held by, available to or potentially considered for one or more Apollo Clients. Apollo has and expects to maintain ongoing relationships with issuers whose securities have been acquired by, or are being considered for investment by, Apollo Clients.
Apollo may also have ongoing relationships with issuers whose securities have been acquired by, or are being considered for investment by, Apollo Clients. From time to time, Apollo may acquire securities or other financial instruments of an issuer for one Apollo Client which are senior or junior to securities or other financial instruments of the same issuer that are held by or acquired for another Apollo Client (e.g., one Apollo Client could acquire senior debt while another Apollo Client acquires subordinated debt). Apollo also advises Apollo Clients with conflicting investment objectives or strategies. For example, in the event such issuer enters bankruptcy, the Apollo Client holding securities that are senior in bankruptcy preference is expected to have the right to pursue the issuer’s assets to fully satisfy the issuer’s indebtedness to such Apollo Client, and Apollo

41

might have an obligation to pursue such remedy on behalf of such Apollo Client. As a result, another Apollo Client holding assets of the same issuer that are more junior in the capital structure might not have access to sufficient assets of the issuer to completely satisfy its bankruptcy claim against the issuer and suffer a loss. These activities also could adversely affect the prices and availability of other securities or instruments held by, available to or potentially considered for one or more Apollo Clients.
Apollo Clients will, from time to time, subject to their governing documents, as applicable, acquire and dispose of securities or other financial instruments in portfolio investments at different times and upon different terms. The interests of Apollo Clients (including the Fund) in such investments will not be aligned in all or any circumstances, and there will be actual or potential conflicts of interests or the appearance thereof. In this regard, actions could, from time to time, be taken by Apollo that are adverse to the Fund. Apollo will also have ongoing relationships with issuers whose securities have been acquired by or are being considered for investment by Apollo Clients. Situations could arise where another Apollo Client acquires or otherwise engages in transactions with respect to securities of an entity in which the Fund has a financial interest (whether in the same or a different class of securities) or otherwise engages in selling, divesting or making further acquisitions or otherwise engages in transactions with respect to securities of such entity, including in connection with and following a co-investment.
For example, the Fund can engage assets of other Apollo Clients to provide additional services with respect to the Fund’s Portfolio Companies. To the extent that any transactions involve the sale of securities between Apollo Clients, such transactions will be conducted in accordance with, and subject to, the 1940 Act and its rules and regulations, and to the extent that any such transactions may be viewed as a principal transaction due to the ownership interest by Apollo and its personnel, Apollo will comply with the requirements of Section 206(3) of the Advisers Act and its internal policies.
As described herein, Apollo, together with Apollo Clients, engages in a broad range of business activities and invests in a broad range of businesses and assets. The Adviser may take into account Apollo’s, its affiliates’ and/or other Apollo Clients’ respective interests (including reputational interests) when determining whether to pursue a potential portfolio investment for the Fund. As a result, it is possible that the Adviser may choose not to pursue or consummate an investment opportunity for the Fund notwithstanding that such investment may be profitable for the Fund or that the Adviser may choose not to pursue an investment opportunity because of the reputational, financial and/or other interests of Apollo and its Affiliates.
Further, the Fund is prohibited under the 1940 Act from participating in certain transactions with certain affiliates (including portfolio companies of Apollo Clients). Any person that owns, directly or indirectly, 5% or more of the outstanding voting securities will be an affiliate of the Fund for purposes of the 1940 Act and generally the Fund will be prohibited from buying or selling any securities from or to such affiliate. However, the Fund may under certain circumstances purchase any such affiliate’s loans or securities in the secondary market, which could create a conflict for the Adviser between the Fund’s interests and the interests of such affiliate, in that the ability of the Adviser to recommend actions in the Fund’s best interest may be limited. The 1940 Act also prohibits certain “joint” transactions with certain affiliates, which could include investments in the same Portfolio Company (whether at the same or closely related times), unless such transaction is completed in accordance with the terms and conditions of the Order and/or in reliance on any other applicable relief granted by the SEC.
Capital Structure Conflicts
. The Fund is permitted to invest in a Portfolio Company in which one or more other Apollo Clients hold an investment in a different class of such Portfolio Company’s debt or equity, or vice versa, subject to the limitations of the 1940 Act. For example, to the extent permitted by the 1940 Act with respect to the Fund: (i) Apollo can acquire securities or other financial instruments of an issuer for one Apollo Client or itself that are senior or junior to securities or other financial instruments of the same issuer that are held by, or acquired for, another Apollo Client (e.g., one Apollo Client could acquire senior debt while another Apollo Client acquires subordinated debt); (ii) Apollo could make a holistic capital solutions proposal to an issuer that involves multiple Apollo Clients (including the Fund) providing financing, in the form of debt or equity, or a combination thereof investing across two or more tranches or series of such issuer’s capital structure; (iii) Apollo

42

can permit other Apollo Clients to provide debt or equity financing to a Portfolio Company in which the Fund holds an investment; (iv) Apollo can permit the Fund (including together with other Apollo Clients) to provide financing to a portfolio company/portfolio investment of other Apollo Clients; or (v) Apollo can cause an Apollo Client (including the Fund) to provide financing and/or leverage to another Apollo Client (including the Fund) with respect to investments.
Conflicts of interest are expected to arise under such circumstances. For example, in the event Apollo negotiates a holistic capital solution with an issuer, as described in clause (ii) above, the specific terms and conditions of each tranche or series could be impacted by Apollo’s desire to provide an overall financing package, which could result in the terms and conditions of the tranche or series in which the Fund participates being less favorable to the Fund than could have been the case absent such an overall arrangement. Apollo, in its sole discretion, and in response to the desires of an issuer in some cases, could negotiate for enhanced terms or protections for one tranche or series at the expense of another tranche or series, and the issuer’s ultimate approval of the holistic capital solution should not be viewed as dispositive that the terms and conditions of each tranche or series, taken individually, reflect an arms’-length arrangement.
In addition, in the event that any issuer in which Apollo and/or Apollo Clients are invested in different levels of the capital structure enters bankruptcy, Apollo or the Apollo Client(s) holding securities that are senior in bankruptcy preference are expected to have the right to aggressively pursue the issuer’s assets to fully satisfy the issuer’s indebtedness to Apollo or such Apollo Client(s), and Apollo might have an obligation to pursue such remedy on behalf of itself or such Apollo Client(s). As a result, another Apollo Client holding assets of the same issuer that are more junior in the capital structure might not have access to sufficient assets of the issuer to completely satisfy its bankruptcy claim against the issuer and suffer a loss.
Apollo has instituted policies and procedures that are reasonably designed to identify and address such potential conflicts of interest (including at the inception of an investment and during the holding or ownership of an investment) and that seek to ensure that Apollo Clients are treated fairly and equitably. The application by Apollo of its policies and procedures will vary based on the particular facts and circumstances surrounding each investment made by Apollo and Apollo Clients (including the Fund), or made by two or more Apollo Clients (including the Fund), in different classes, series or tranches of an issuer’s capital structure (as well as across multiple issuers or borrowers within the same overall capital structure), and, as such, investors should expect some degree of variation, and potentially inconsistency, in the manner in which potential, or actual, conflicts of interest are addressed by Apollo. Multiple capital structure conflicts described herein could arise with respect to a single transaction or series of transactions, increasing the potential risk of variation and inconsistency in the manner in which such conflicts are sought to be mitigated by Apollo, and the ultimate outcome for a Client could be less favorable to such Client than might otherwise have been the case had such transaction or series of transactions implicated fewer conflicts of interest between and among Apollo and Apollo Clients. While Apollo’s policies and procedures for addressing conflicts, whether between Apollo and Apollo Clients and/or among multiple Apollo Clients, are intended to resolve such conflicts in an impartial manner, there can be no assurance that Apollo’s own interests will not influence its conduct or that such policies and procedures will not be implemented or amended in a way that benefits Apollo or other Clients.
In addressing certain of the potential conflicts of interest described herein, Apollo and/or the Adviser may, but will not be obligated to, take one or more actions on behalf of the Fund or any other Apollo Client, including any one or more of the following: (i) causing an Apollo Client (including the Fund) to remain passive in a situation in which it is otherwise entitled to vote, which may mean that the Fund or any other Apollo Client defers to the decision or judgment of an independent, third-party investor in the same class of equity or debt securities or other financial instruments held by the Fund or such other Apollo Client; (ii) referring the matter to one or more persons not affiliated with Apollo to review or approve of an intended course of action with respect to such matter; (iii) establishing ethical screens or information barriers to separate Apollo investment professionals or assigning different teams of Apollo investment professionals, in each case, who are supported by separate legal counsel and other advisers, to act independently of each other in representing different Apollo Clients or Apollo

43

Clients that hold different classes, series or tranches of an issuer’s capital structure; (iv) as between two Apollo Clients, ensuring (or seeking to ensure) that the underlying investors therein own interests in the same securities or financial instruments and in the same proportions so as to preserve an alignment of interest; or (v) causing the Fund or another Apollo Client to divest itself of a security, financial instrument or particular class, series or tranche of an issuer’s capital structure it might otherwise have held on to. Any such step would be subject to the 1940 Act and could have the effect of benefiting other Apollo Clients or Apollo at the expense of the Fund, and there can be no assurance that any of these measures will be feasible or effective in any particular situation, and it is possible that the outcome for the Fund will be less favorable than might otherwise have been the case if Apollo had not had duties to other Apollo Clients.
The Adviser, its affiliates and management of a Portfolio Company will be required at times to make decisions that are adverse to the interests of the equity investors in such Portfolio Company while at the same time beneficial to the debt investors in such Portfolio Company, or vice versa (for example, if such Portfolio Company or a subsidiary thereof should file for bankruptcy). For example, should the Adviser and its affiliates or management of a Portfolio Company act in a way that is not in the best interests of the debt investors in such Portfolio Company, then, to the extent that the Adviser and its affiliates or management of such Portfolio Company are directed by Apollo, such decision could subject the Adviser and the Fund, among others, to the risk of claims to which they would not otherwise be subject, including claims of breach of the duty of loyalty or violations of securities law. To the extent that a greater number or proportion of debt investors in a Portfolio Company are Apollo Clients (or Apollo) or are investors in Apollo Clients, Apollo will be incentivized to prioritize the interests of the debt investors in such Portfolio Company (including Apollo itself) over the interests of the equity investors in such Portfolio Company (including Apollo itself), and vice versa, and Apollo will be subject to certain conflicts of interest in connection therewith.
Certain Transactions
. Situations may arise where certain assets held by the Fund may be transferred to Apollo Clients and vice versa. Such transactions will be conducted in accordance with, and subject to, the Adviser’s contractual obligations to the Fund and applicable law, including the 1940 Act.
Representing Creditors and Debtors
. The Adviser and its affiliates can serve as the controlling persons of Apollo Clients that hold positions in creditors or debtors either in proceedings under relevant bankruptcy or insolvency codes or prior to such filings. From time to time, the Adviser and its affiliates serve as advisers to creditor or equity committees on behalf of such Apollo Clients. This involvement, for which the Adviser and its affiliates could be compensated, could, among other things, limit or preclude the flexibility that the Fund otherwise has to participate in restructurings of investments, or that the Fund requires to liquidate any existing positions of the applicable issuer.
Subdivision of Debt Obligations
. Subject to the limitations of the 1940 Act and the conditions under the Order, the Adviser, acting in respect of the Fund and other Apollo Clients, is permitted, from time to time, to subdivide a debt obligation into two or more tranches, each of which has different terms from the original obligation with respect to interest and principal repayment, seniority and subordination, default remedies, rights to collateral and other matters. The owner of the original obligation, which could have been acquired directly from a borrower in a negotiated transaction or in the secondary market, can retain an interest in one or more tranches and elect to dispose of any such interests. The subdivision or “tranching” of debt obligations typically will be undertaken when Apollo determines that it can achieve competitive advantages or other benefits. For example, a borrower would be expected to favor a lender that is prepared to negotiate a single, consolidated credit arrangement, instead of having to negotiate senior and subordinated loans and/or secured and unsecured loans with multiple lenders. Tranching can also facilitate access to debt obligations or other securities having specific features that suit the differing risk and return parameters of different Apollo Clients (including the Fund) on a more customized basis than is available in the market at a particular time. Participation by the Fund in these tranching activities may give rise to a variety of potential conflicts of interest with Apollo and other Apollo Clients. See also “Bankruptcy and Other Distress Situations” below.

44

Bankruptcy and Other Distress Situations
. When a debtor with different classes of outstanding debt becomes bankrupt or experiences severe financial distress, a resolution of the situation often requires adversarial judicial proceedings or contentious negotiations. If this were to occur with respect to a debtor for which the Fund and other Apollo Clients hold different tranches of debt or other securities, it generally will not be feasible for Apollo to advocate effectively for the interests of all of its clients to the extent that there are conflicting or competing interests among holders of different tranches. As a threshold matter, Apollo expects that in a bankruptcy or other distressed situation, it will generally consider whether it is necessary or appropriate to arrange for separate legal counsel to be engaged on behalf of each separate tranche in order to analyze and identify the available rights, remedies, potential claims and legal strategies for seeking to maximize the recovery potentially available to the tranche, unless the outcome for a particular tranche is clear and certain. It is anticipated that, where feasible, an effort will be made to fashion a compromise solution. Any such effort to reach a compromise solution could result in the Fund and, in turn, other Apollo Clients, experiencing a worse outcome than they might have achieved in the absence of Apollo’s conflicting loyalties. In certain circumstances, Apollo could seek to mitigate the conflict by delegating certain decision-making responsibilities on behalf of the Fund or other Apollo Clients to unaffiliated third parties, or by seeking to dispose in whole or in part of one or more tranches. Alternatively, Apollo can seek to accommodate the competing interests of Apollo Clients by assigning different teams of Apollo investment professionals, supported by separate legal counsel and other advisers, to act independently of each other in representing different tranches. There can be no assurance that any of these measures will be implemented, feasible or effective in any particular situation, and it is possible that the outcome for the Fund, and in turn, the Apollo Client, will be less favorable than might otherwise have been the case if Apollo had not had duties to Apollo Clients holding other tranches.
While Apollo anticipates that, over time, the overall benefits of permitting multiple clients, including the Fund, to participate in different tranches will outweigh the potential disadvantages in particular circumstances, there is no way to predict whether these net benefits will ultimately be achieved. Moreover, Apollo’s own interests will influence how conflicts between clients in these situations will be resolved. For example, Apollo will be perceived to have an incentive to favor the interests of Apollo Clients that invest primarily in more subordinated classes of debt, since Apollo’s compensation from such clients is generally higher than the compensation earned from clients that invest primarily in more senior debt. While Apollo’s policies and procedures for addressing conflicts between its clients in these situations are intended to resolve such conflicts in an impartial manner, there can be no assurance that Apollo’s own interests will not influence its conduct.
Brokerage Commissions
. The Fund’s securities transactions generate brokerage commissions and other compensation, including clearing fees and charges, all of which the Fund, not the Adviser or any of its affiliates, will be obligated to pay. The Adviser has sole discretion in deciding what brokers and dealers the Fund uses, subject to Board approval, and in negotiating the rates of brokerage commissions and other compensation the Fund pays. In selecting brokers and negotiating commission rates, the Adviser (i) will take into account such information it deems appropriate; (ii) need not solicit competitive bids; and (iii) does not have any obligation to seek the lowest available commission cost or spread. The Fund buys and sells securities directly from or to brokers each acting as “principals” at prices that include markups or markdowns, and buys securities from underwriters or dealers in public offerings at prices that include compensation to the underwriters and dealers. Any use of commissions or “soft dollars” generated by the Fund to pay for brokerage and research products or services will fall within the safe harbor created by Section 28(e) of the Exchange Act, although the Fund does not intend to use “soft dollars.”
Information Barriers and Restricted Lists
. Apollo has adopted discrete inside information barriers in respect of certain business strategies and/or segments, as well as the use of one or more restricted lists, and related policies and procedures to provide for the proper handling of material non-public
information to prevent violations of laws and regulations prohibiting the misuse of such information and to avoid situations that might create an appearance of misuse. Apollo’s internal compliance department (“Apollo Compliance”) is responsible for monitoring the information barriers established by Apollo, administering the information sharing policies and procedures, overseeing potential and actual conflicts of interest, and escalating, as appropriate. There could be

45

circumstances in which one or more individuals, including investment professionals and committee members otherwise involved in investment activities, will be precluded from providing services to Clients or from being involved in specific investment related activities or decisions because of certain confidential information available to those individuals or to other parts of Apollo, or because of other applicable legal or regulatory restrictions resulting from their involvement. In such circumstances, applicable legal or regulatory restrictions (or applicable information barrier policies and procedures or other related compliance policies) could require such investment executives to recuse themselves from the relevant investment committees or otherwise from participating in investment activities or decisions relating to Clients’ investments. Clients could be adversely impacted in such circumstances. Notwithstanding the maintenance of restricted securities lists and other internal controls, it is possible that the internal controls relating to the management of material nonpublic information could fail and result in Apollo, or one of its investment professionals or other employees, buying or selling a security while, at least constructively, in possession of material nonpublic information. Inadvertent trading on material nonpublic information could have adverse effects on Apollo’s reputation, result in the imposition of regulatory or financial sanctions and, as a consequence, negatively impact Apollo’s ability to provide its investment management services to Apollo Clients. In addition, Apollo’s investment professionals or other employees will acquire, in their capacities as investment professionals or otherwise of one or more Apollo Clients (including the Fund), nonpublic information regarding investment opportunities, business methodologies, strategies and other proprietary information that is shared with and ultimately used for the benefit of other Apollo Clients, including Apollo Clients (other than the Fund) within Apollo’s credit, private equity or real assets business segments. Although Apollo will endeavor to ensure that such information sharing and use does not prejudice the Fund or one or more other Apollo Clients, there can be no assurance that such endeavors will be sufficient or successful.
Management Team
. Management intends to devote sufficient time to the Fund. Apollo and its personnel will have conflicts of interest in allocating their time and services among Apollo Clients and personal investment activities. The Adviser’s personnel will work on other projects, including other Apollo Clients and Apollo’s other existing and potential business activities. In addition, Apollo’s personnel will participate in the management of the investment activities of other Apollo Clients concurrently with their obligations to the Fund. In certain circumstances, it is possible that the investments held by such Apollo Clients will be in competition with those of the Fund. None of the shareholders of the Fund will have an interest in investments made by such other Apollo Clients solely by reason of their investment in the Fund.
Employees of Apollo may, from time to time, serve as directors or as board observers with respect to operating entities, the securities of which are purchased on behalf of Apollo Clients. In the event that Apollo (i) obtains material non-public
information in such capacity with respect to the issuer of any such securities, or (ii) is subject to trading restrictions pursuant to the internal policies of such issuer, Apollo will be restricted from engaging in transactions with respect to the securities or instruments of such issuer. Such a restriction could have an adverse effect on the Fund and other Apollo Clients.
Conflicts of interest are expected to arise because Apollo employees (including personnel dedicated to the Fund) will serve as directors, board observers or management committee members or in a similar capacity, of certain of the operating entities in which the Fund invests. In addition to any fiduciary duties Apollo employees owe to the Fund as directors or management committee members of operating entities, such employees may owe fiduciary duties to the other owners of such entities, which in many cases are other Apollo Clients, and to persons other than the Fund. In general, such director or similar positions are often important to the Fund’s investment strategy and often have the effect of enhancing the ability of Apollo to manage investments. However, such positions could also have the effect of impairing the ability of Apollo to sell the related securities when, and upon the terms, it otherwise desires. In addition, such positions can place Apollo employees in a position where they must make a decision that is either not in the best interests of the Fund or not in the best interests of the other owners of the operating entity where the Fund is not the sole owner of the applicable operating entity. Should an Apollo employee make a decision that is not in the best interest of such owners, such decision could subject Apollo and the Fund to claims that they would not otherwise be subject to as an investor, including claims of breach of the

46

duty of loyalty, securities claims and other director-related claims. In addition, because of the potential conflicting fiduciary duties, Apollo could be restricted in choosing investments for the Fund, which could negatively impact returns received by the Fund.
Apollo’s Chief Executive Officer and certain other Apollo senior personnel have established family offices (each a “Family Office” and collectively the “Family Offices”) to provide investment advisory, accounting, administrative and other services to their respective family accounts (including certain charitable accounts) in connection with their personal investment activities unrelated to their investments in Apollo entities and their respective involvement in such Family Offices could require the respective resources and attention of the Chief Executive Officer and/or certain senior personnel who may also have responsibilities to one or more Clients.
The investment activities of the Family Offices and the involvement of Apollo’s founders (the “Founders”) in these activities give rise to potential conflicts between the personal financial interests of the Founders and the interests of the Fund or other Apollo Clients (for example, if the Family Offices were to hold debt obligations or securities in a Portfolio Company in which the Fund or another Apollo Client owned equity or subordinated debt and that was experiencing financial distress). Apollo has adopted certain procedures designed to mitigate some of these potential conflicts (for example, by requiring investment professionals employed by the Family Offices to refrain from making direct investments in portfolio investments that are controlled by the Fund or other Apollo Clients or that are the subject of announced transactions involving the Fund or other Apollo Clients), but there can be no assurances that such procedures reduce or eliminate such conflicts of interest. Apollo could, on a discretionary or other basis, manage accounts for such Family Offices, including funds with overlapping mandates, and without such Family Offices paying any fees or carried interest. Such accounts could be treated as Clients for purposes of the allocation policy or as
Co-Investors,
which gives rise to potential or actual conflicts of interest.
Each of the Family Offices employs its own professional staff at its own expense, and each of them conducts its day-to-day
operations independently of Apollo. Set forth below is a summary of certain procedures that are currently in place for certain categories of investments in which the Family Offices can participate, in each case subject to the limitations of the 1940 Act and conditions under the Order:

•
Liquid Credit Investments. The Founders generally do not participate in decisions to invest in, nor do they have investment discretion with respect to, liquid credit investments by their respective Family Offices. To the extent a Founder does not provide guidance or participate in investment decisions with respect to liquid credit investments, its respective Family Office may participate in such investments provided that the Family Office certifies to Apollo Compliance, on a quarterly basis, that it was not directed by its respective Founder to buy, sell or vote on any such liquid credit investments. To the extent a Founder were to provide guidance or participate in investment decisions with respect to liquid credit investments on behalf of its respective Family Office, such investment opportunities would first be reviewed by Apollo for potential conflicts of interest, including for possible allocation to the Fund or other Apollo Clients.

•
Illiquid, Private Investments (Equity and Debt) and Public Equities. The Founders may provide guidance or participate in investment decisions on behalf of their respective Family Offices in connection with illiquid, private investments and public equities. These investment opportunities are reviewed by Apollo for potential conflicts of interest, including for possible allocation to the Fund or other Apollo Clients.

These procedures are designed to seek to mitigate conflicts of interest; however, there will be situations where a Family Office, with respect to certain asset classes, reviews and invests in investment opportunities that overlap with the mandates of the Fund or other Apollo Clients. These procedures can be revised by Apollo at any time without notice to, or consent from, the shareholders of the Fund.
Affiliated Service Providers
. Subject to the limitations of the 1940 Act and SEC guidance, the Fund and/or its existing and potential Portfolio Companies may engage affiliated service providers to perform certain

47

non-advisory
services, including those described herein. Affiliated service providers may receive compensation based on, among other things, the performance of the Portfolio Companies that they service. Therefore, it is possible that certain affiliated service providers may receive incentive compensation from the Fund, even though the Fund does not generally bear incentive compensation and even if the Fund, as a whole, does not have net capital appreciation at the time. Such compensation arrangements may create an incentive to make investments or investment decisions that are riskier or more speculative than would be the case if such arrangements were not in effect. Certain of such affiliated service providers and the types of services they provide and the activities in which they engage are described below.
The relationship between Apollo and any affiliated service provider, including the ACS business, will give rise to conflicts of interest between Apollo and the affiliated service provider, on the one hand, and Apollo Clients (including the Fund), on the other hand, to or with respect to whom such affiliated service provider provides services, or in respect of the Apollo Clients (including the Fund) that have an interest in any potential or existing Portfolio Company or portfolio investment to or with respect to which any such affiliated service provider provides services. In particular, Apollo, through its interest in any affiliated service provider engaged by a Client or a portfolio investment, will be subject to conflicts of interest as between its economic interest in such affiliated service provider and its obligations to such Client or such portfolio investment. Certain Apollo professionals and other persons (including persons associated with AGS or AGF (as defined below)) that are involved in providing origination, sourcing, portfolio management, syndication or other services to the Fund on behalf of Apollo (including Apollo investment professionals dedicated to, among other things, corporate credit and direct origination) will also be involved in the business and operations of affiliated service providers, including the activities of AGS and AGF described below. The fees earned by affiliated service providers in respect of services provided by such persons in respect of affiliated service providers will not reduce any management fees payable by any Apollo Client. Such persons will face conflicts of interest in dedicating time and resources to the Fund, which could have a detrimental effect on the Fund’s performance. Apollo seeks to address this conflict of interest by providing in the Apollo Code of Ethics that all supervised persons have a duty to act in the best interests of each Apollo Client, including the Fund, and by providing training to supervised persons with respect to conflicts of interest and how such conflicts are identified and resolved under Apollo’s policies and procedures. In addition, an affiliated service provider can provide services to third parties (including corporate borrowers, as described below), including third parties that are competitors of Apollo or one or more of its affiliates, Apollo Clients or their existing or potential Portfolio Companies or portfolio investments. In such cases, the affiliated service provider will generally not take into consideration the interests of the Fund or its Portfolio Companies, but rather will take into account its own interests.
Further, conflicts of interest will arise in connection with an affiliated service provider’s provision of services to or in respect of an Apollo Client or an existing or potential Portfolio Company or portfolio investment on account of, among other things:

(i)
Apollo, together with the affiliated service provider, viewing the relevant Apollo Client or potential or existing Portfolio Company or portfolio investment as a source of revenue (which would in most instances not result in a reduction of management fees payable by the applicable Apollo Client);

(ii)
an existing or potential Portfolio Company or portfolio investment engaging an affiliated service provider in an effort to obtain equity, debt or other forms of financing or investment by Apollo Clients (including the Fund), including in connection with services provided or to be provided by an affiliated service provider in respect of a class, tranche or series within such company’s capital structure (or such company’s capital structure as a whole) in which such Apollo Client(s) are not invested or are not expected to invest (and in such circumstance such Apollo Clients are invested or are expected to invested in a different class, tranche or series within such company’s capital structure);

(iii)
the sourcing and approval of potential Fund investments that result in incremental revenue to such affiliated service provider (including in circumstances where such revenue would not have existed but for a potential or existing Portfolio Company’s or portfolio investment’s engagement of such affiliated

48

service provider), including as a means to facilitate the engagement of such affiliated service provider by any such company or investment in connection with a contemporaneous investment in such company or investment by an Apollo Client (including the Fund);

(iv)	Apollo compensation arrangements with respect to such revenue; and

(v)
the allocation of a given investment opportunity, including the under- or over-commitment of certain Apollo Clients, and/or the inclusion or exclusion of certain Apollo Clients (in whole or in part) from such investment opportunity, as a means to ensure the payment of such revenue.

An affiliated service provider also can come into possession of information that it is prohibited from acting on or disclosing (including on behalf of the Fund) as a result of applicable confidentiality requirements or applicable law, even though such action or disclosure would be in the best interest of the Fund or a Portfolio Company. See also “Information Barriers and Restricted Lists” above.
AGS and AGF
. Apollo’s affiliate, Apollo Global Securities, LLC (“AGS”) is a securities broker and dealer registered with the SEC and admitted to membership in FINRA. FINRA currently authorizes AGS to engage in the following types of business: (i) broker or dealer making inter-dealer markets in corporate securities over-the-counter;
(ii) trading securities for its own account; (iii) broker or dealer selling corporate debt securities; (iv) underwriter or selling group participant (for corporate securities other than mutual funds) in firm commitment offerings; (v) mergers and acquisitions and corporate finance advisory services; (vi) U.S. government securities dealer; (vii) U.S. government securities broker; (viii) private placements of securities; (ix) broker or dealer selling interests in mortgages or other receivables, including asset-backed securities; and (x) marketing of private funds (affiliated and unaffiliated alternative investment vehicles, such as private equity funds, hedge funds and real estate funds), including solicitation activities to qualified purchasers as defined under the 1940 Act. Apollo Global Funding, LLC (“AGF”) is an affiliate of AGS and provides a variety of services with respect to financial instruments that are not subject to broker-dealer regulations, such as arranging, structuring, and syndicating loans, including subscription lines, asset-backed loans, and net asset value facilities or other forms of fund-level financings for Clients and their respective investors, and providing advisory and other similar services, including in respect of secondary trading. AGS and AGF are distinct legal entities that also comprise components of the ACS business. ACS focuses on: (i) sourcing investment opportunities for third parties and Clients and their respective portfolio investments; (ii) maintaining relationships with the capital markets community in an effort to help third parties and Clients and their respective portfolio investments to raise debt and equity capital and optimize capital structures through creative financing solutions; and (iii) structuring capital solutions in an effort to enhance Clients’ and Clients’ portfolio investments’ ability to syndicate, place or otherwise transfer loans, securities and other financial instruments arising from financings in an effort to drive positive outcomes for Clients and their respective portfolio investments (the “ACS Business”). The ACS Business also provides a variety of services with respect to both security and non-security
financial instruments, including loans, such as originating, arranging, structuring, and syndicating loans and private debt, as well as providing advisory services and other similar services. The ACS Business is expected to, from time to time, expand the services that they perform and the activities in which they engage. The ACS Business may be engaged, either by the corporate borrower (or its sponsor) or by the participating Apollo Clients (including the Fund) to provide services, and arrangements are generally made for the ACS Business to receive its fees directly from the corporate borrower for services rendered (however, if the corporate borrower will not pay or reimburse such fees, the participating Apollo Clients may pay such fees). The Board has adopted policies and procedures in accordance with applicable 1940 Act laws, rules and regulations governing the ability of the Fund to engage in certain transactions where an affiliate of the Fund, including but not limited to AGS and AGF, may act as an underwriter, placement agent, broker or dealer.
Affiliated Loan Origination and/or Servicing Businesses.
Certain Apollo affiliates (such as AGF), Apollo Clients or their existing or potential portfolio investments (including certain Platform Investments) are engaged in the loan origination and/or servicing businesses. For example, loans, such as term loans and revolvers originated by Apollo affiliates, Apollo Clients and/or their respective portfolio investments, could involve the

49

appointment of related parties of Apollo such as MidCap Financial Services, LLC (together with its subsidiaries, “MidCap”), a subsidiary of MidCap FinCo Designated Activity Company, an Apollo Client, or other Platform Investments, as service providers. MidCap is a middle market-focused specialty finance firm that provides senior debt solutions to companies across a wide range of industries and has the ability to, from time to time, provide seller or other forms of financing to a buyer of an existing Portfolio Company that, for example, would be contingent upon the disposition of such Portfolio Company to such buyer. In connection with such activities, conflicts of interest usually arise with respect to, among other things, the role of MidCap or AGF in such transaction, the information available to MidCap or AGF with respect to such transaction and the fees and other terms (including as to whether such terms are at the market rate) on which MidCap or AGF is participating in such transaction. The Fund can acquire loans, structured, arranged and/or placed or arranged by MidCap, AGF or any other related-party loan origination or servicing businesses. To the extent the Adviser makes a determination that the long-term hold of a loan should be reduced from the original amount funded, MidCap, AGF or another affiliated service provider could be engaged to provide syndication or other services as part of the effort to sell-down and receive a fee for the provision of such services; however, it is possible that the corporate borrower does not pay for its expenses of the applicable affiliated service provider, in which case such expenses may be borne by the Apollo Client as an operating expense. In connection with lending activities, MidCap, AGF and/or any other such loan origination or servicing businesses may receive certain fees and services or other compensation, including arranger, brokerage, placement, syndication, solicitation, underwriting, agency, origination, sourcing, structuring, collateral management or loan administration, advisory, commitment, facility, float or other fees, discounts, spreads, commissions, concessions and other fees received, from the borrower or otherwise, and will also receive reimbursement for costs or expenses from the borrower. Such fees, compensation or expense reimbursements received by MidCap or any other related-party loan origination or servicing business (including from the Fund or any of its Portfolio Companies) will be retained by, and be for the benefit of, MidCap, such other related-party loan origination or servicing business or any of their respective affiliates or employees, as applicable, in each case, in accordance with the fee arrangements set forth in the Investment Advisory Agreement and Affiliate Administration Agreement. The provision of services by MidCap or any other related-party loan origination and/or servicing business to the Fund or Portfolio Companies will not require the review by, or consent of, the shareholders of the Fund or any other independent party.
In addition to the specific examples set forth above, the aforementioned and other affiliated service providers will provide the aforementioned services or other services to Apollo Clients and/or their existing or potential portfolio investments (including the Fund and its existing and potential Portfolio Companies). In addition, an affiliated service provider can, from time to time participate in underwriting syndicates and/or selling groups with respect to the equity and debt instruments issued or acquired by Apollo Clients or their existing or potential portfolio investments and other entities in or through which Apollo Clients or their existing or potential portfolio investments invest, or in connection with an Apollo Client’s disposition of all or a portion of a portfolio investment to a third party such that an affiliated service provider may facilitate or provide seller financing in connection with such disposition. Subject to the 1940 Act and the Order, any such other affiliated service provider may receive fees, other compensation or reimbursements for costs or expenses in connection with providing services to Apollo Clients or their existing or potential portfolio investments or third parties, including the Fund and its Portfolio Companies. Such fees, compensation or reimbursements received by an affiliated service provider (including from the Fund or any of its existing and potential Portfolio Companies) will be retained by and be for the benefit of the applicable affiliated service providers or any of their respective affiliates or employees.
Apollo Employees of Portfolio Companies or Affiliated Service Providers
. Apollo will engage an affiliated service provider to provide services to existing and potential Portfolio Companies. Notwithstanding anything herein to the contrary, where Apollo employees are hired or retained by one or more Portfolio Companies or by an affiliated service provider on behalf of a Portfolio Company, any related compensation will be paid, reimbursed or otherwise borne by the applicable Portfolio Company (or affiliated service provider), and a portion of the overhead related to such employee may also be allocated to such Portfolio Company. For the avoidance of doubt, Apollo or the affiliated service provider may subcontract with third parties for the provision of services

50

that may otherwise be provided by an operating affiliate. In addition, the Fund may acquire a Portfolio Company that is externally or internally managed and replace such management with an affiliate of Apollo, a team of professionals (from within or outside of Apollo) or a combination of the foregoing, in which case, for the avoidance of doubt, the compensation for such services or professionals will be borne by the Portfolio Company. The rate paid for such employees could be in excess of the applicable market rate and are not applied to reduce management fees of management fee-paying
investors in Clients and will be retained by and be for the benefit of the applicable affiliated service providers or any of their respective affiliates or employees. Unless otherwise required by a Client’s governing documents, these types of arrangements will not require the consent of a Client’s investors or an advisory board (if applicable) and such rates will not be subject to approval by any of the foregoing.
Apollo Consulting and Other Consultants.
Subject to the limitations of the 1940 Act, SEC guidance, the Investment Advisory Agreement and Affiliate Administration Agreement, the Fund may bear the payments, fees, costs or expenses of certain services provided by, and allocable overhead of, Apollo Consulting as well as industry executives, advisors, consultants and operating executives contracted or engaged, directly or indirectly, by the Fund, the Adviser, any Portfolio Company (including with respect to potential portfolio investments of the Fund) or any affiliated service provider. Certain non-employee
industry executives, advisors, consultants and operating executives may be exclusive to Apollo. “Apollo Consulting” consists of one of more entities, including Apollo Investment Consulting LLC, established or utilized by affiliates of Apollo, Apollo Clients or their respective portfolio investments, that facilitate strategic arrangements with, or engagements (including on an independent contractor or employment basis) of, any persons that the Adviser determines in good faith to be industry executives, advisors, consultants (including operating consultants and sourcing consultants), operating executives, subject matter experts or other persons acting in a similar capacity, to provide consulting, sourcing or other services (any such person, a “Consultant”) to or in respect of the Fund, Portfolio Companies (including with respect to potential portfolio investments of the Fund) and other Apollo Clients and their investments, or to undertake a build-up
strategy to originate, acquire and develop assets and businesses in a particular sector or involving a particular strategy. To the extent that for legal, tax, accounting, regulatory or other reasons it is necessary or desirable that the foregoing activities be conducted by, through or with one or more affiliates of the Adviser or other persons other than Apollo Consulting, such activities will be treated as if they were conducted by Apollo Consulting.
Apollo Clients (including the Fund) and Portfolio Companies for or in respect of which a Consultant providing services will, in each case, typically pay, or otherwise bear (without offset), such Consultant’s fees, costs and expenses incurred in connection with its engagement of such Consultants, as well as any other operating expenses associated with such engagement (including overhead and organizational expenses attributable to Apollo Consulting).
In addition, Consultants may receive other forms of compensation from multiple sources, including the Fund and Portfolio Companies, for services provided for or in respect of the Fund or Portfolio Companies (for example, fees, reimbursement of expenses or compensation received for serving as its director or in a similar capacity or providing analysis of a potential acquisition or sale), and may, as part of their respective arrangements, also be entitled to invest in Portfolio Companies. Any fees, compensation or reimbursements received by Apollo Consulting or any Consultant (including from the Fund or any of its Portfolio Companies) will be retained by, and be for the benefit of, Apollo Consulting, the applicable Consultant or any of their respective affiliates or employees.
While the expertise or responsibilities of a Consultant could be or are similar in certain or substantially all respects to those of a full-time Apollo investment professional employed by Apollo or certain functions that might customarily be performed by an investment professional employed by the manager of a private fund, the fees, costs, expenses or other compensation described above will nonetheless be borne by Apollo Clients or their investments, including the Fund or Portfolio Companies, due to, among other things, factors that distinguish these engagements from those of Apollo investment professionals. Any engagement of the services of Apollo

51

Consulting or any Consultant by the Fund or any of its Portfolio Companies will not require the approval of any shareholder of the Fund or any other independent party. Further, any determinations relating to Apollo Consulting or any Consultant to be engaged by the Fund or any Portfolio Company, will, in each case, be made by Apollo in good faith, which includes Apollo being authorized in its sole discretion to determine that certain functions carried out by Consultants will instead be carried out by Apollo employees, or a mix of Consultants and employees, if, for example, it believes that the ability to offer an employment relationship would provide Apollo with greater flexibility in attracting the personnel it desires.
Operating Partners Generally.
With respect to an operating partner, Apollo generally retains, or otherwise enters into a joint venture arrangement with, such operating partner on an ongoing basis through a consulting or joint venture arrangement involving the payment of annual retainer fees or other forms of compensation. Such operating partner may receive success fees, performance-based compensation and other compensation for assistance provided by such operators in sourcing and diligencing investments for the Fund (subject to the requirements of the 1940 Act) and other Apollo Clients. Such annual retainer fees, success fees, performance-based compensation and the other costs of retaining such operating partners may be borne directly by the Fund as fund expenses. None of the compensation or expenses described above will be offset against any management fees or incentive compensation payable to the Adviser in respect of the Fund. Such operating partners (including operating partners in which the Fund may own an interest) may operate assets on behalf of the Fund, as well as other Apollo Clients and may also operate assets for third parties.
Selection of Service Providers
. As described above, the Adviser will generally select the Fund’s service providers (including affiliated service providers) and will determine the compensation of such providers without review by or the consent of any shareholders of the Fund but with Board approval. The Fund, regardless of the relationship to Apollo of the person performing the services, will bear the fees, costs and expenses related to such services. This may create an incentive for the Adviser to select an affiliated service provider, or to otherwise select service providers based on the potential benefit to Apollo or its affiliates (including service providers in which Apollo holds an interest, even if not affiliated service providers), rather than to the Fund (subject to the requirements of the 1940 Act and applicable guidance). In addition, Apollo or its personnel will at times hold investments in entities that are or could become service providers to a Client or its portfolio companies. Although the relevant Apollo personnel might not have control or other influence over the decisions of the relevant service provider (including whether to enter into a business arrangement with Apollo or portfolio companies of Clients), a conflict of interest or the perception thereof could nevertheless arise in engaging the relevant entity as a service provider in light of the personal benefits that accrue through the investment(s) they hold in the service provider. For example, the Adviser can select service providers that use their or their respective affiliates’ premises, for which the Adviser does not currently, but may in the future, receive overhead, rent or other fees, costs and expenses in connection with such on- site arrangement. Additionally, a Portfolio Company of the Fund may lease space from Apollo, an affiliated service provider or a portfolio investment of another Apollo Client.
Furthermore, the Adviser can engage the same service provider to provide services to the Fund that also provides services to Apollo or one or more of its affiliates, which creates a potential conflict of interest to the extent the interests of such parties are not aligned. For example, a law firm can at the same time act as legal counsel to the Fund, the Adviser or any of their respective affiliates. The Adviser and its affiliates address these conflicts of interest by using reasonable diligence to ascertain whether each service provider (including law firms) provides its service on a “best execution” basis, taking into account factors such as expertise, operational and regulatory controls, availability and quality of service and the competitiveness of compensation rates in comparison with other service providers satisfying Apollo’s or its affiliates’ service provider selection criteria. In addition, in the event such service providers are affiliates of Apollo (as opposed to third parties), the engagement of such providers must typically comply with any conditions applicable to affiliate transactions described herein. Apollo from time to time enters into arrangements with service providers that provide for fee discounts for services rendered to Apollo and its affiliates. For example, certain law firms retained by Apollo discount their legal fees for certain legal services, such as legal advice in connection with firm operational, compliance and related matters. To the extent such law firms also provide legal services to Apollo Clients and Portfolio Companies with

52

respect to such matters, such Apollo Clients and Portfolio Companies also enjoy the benefit of such fee discount arrangements. Legal services rendered for investment transactions, however, are typically charged to Apollo and Apollo Clients without a discount or at a premium. Legal fees for transactions that are not consummated are also typically charged at a discount.
Apollo Compensation-Related Conflicts
. The possibility of performance-based compensation with respect to the Fund or any other Apollo Client to which a portion of certain portfolio investments could be syndicated may create an incentive for Apollo to make riskier or more speculative investments on behalf of the Fund (including for eventual syndication to such other Apollo Clients) than it might otherwise make in the absence of such compensation. In addition, the terms of such compensation could incentivize the Adviser to make decisions regarding the timing and structure of realization transactions that may not be in the best interests of investors. In exercising its discretion over investment and related decisions, the Adviser may consider such interests and factors as it desires, including its own interests. As such, there can be no assurance that any such conflict will be resolved in a manner that does not adversely affect the Fund or the shareholders of the Fund as a whole.
Additionally, the percentage of profits Apollo is entitled to receive and the terms applicable to such performance-based compensation vary among Apollo Clients. Because the opportunity to receive performance-based compensation is based on the success of investments, to the extent the rates or other terms applicable to such compensation differ among Apollo Clients and subject to the 1940 Act, Apollo will be incentivized to dedicate increased resources and allocate more profitable or more attractive investment opportunities to Apollo Clients bearing higher performance compensation rates or to Apollo Clients whose governing documents contain less restrictive terms regarding such compensation. In addition, Apollo will be incentivized to allocate investment opportunities away from Apollo Clients that have suffered losses and have not yet achieved a priority return threshold and, instead, allocate them to Apollo Clients that are more likely to actively generate performance-based compensation. In addition, as contemplated in “Fees and Carried Interest Payable with Respect to
Co-Investments”
above, the portion of any fees payable in connection with any investment that are allocable to investments by
Co-Investors
will not reduce management fees paid by any Apollo Client and will be retained by and be for the benefit of the Adviser or any of its affiliates or employees. Therefore, the Adviser will be perceived to be incentivized to allocate a greater portion of such investment to
Co-Investors
than it would have otherwise allocated to
Co-Investors
in the absence of such arrangements. Apollo has adopted written allocation policies and procedures, as described in “Allocation of Investment Opportunities” above, to help address conflicts arising in the allocation of resources and investment opportunities among Apollo Clients.
Similarly, management fees or higher management fees will be perceived to incentivize Apollo to dedicate increased resources and allocate more profitable or more attractive investment opportunities to Apollo Clients who are charged such management fees or higher management fees. See also “Fees and Carried Interest Payable with Respect to
Co-Investments”
above.
Finally, the right to receive performance-based compensation also creates a potential conflict of interest in the valuation of investments. Apollo has prepared accounting guidelines regarding the recognition of asset impairment and has also adopted written valuation policies and procedures intended to address conflicts of interests that arise in respect of the valuation of the Fund’s assets. See also “Valuation of Fund Assets” below.
Valuation of Fund Assets
. There can be situations in which Apollo is potentially incentivized to influence or adjust the valuation of the Fund’s assets. For example, the Adviser could be incentivized to employ valuation methodologies that improve the Fund’s track record and increase the adjusted cost of investments used to determine the amount of management fees due. Apollo has adopted valuation policies to address these potential conflicts.
Fees Paid to Apollo
. Certain fees received by the Adviser will not be applied to reduce management fees and a portion of such fees will be retained by and be for the benefit of the Adviser or any of its affiliates or employees, in each case, in accordance with the fee arrangements set forth in the Investment Advisory Agreement and Affiliate Administration Agreement, as applicable.

53

Strategic Relationship with Insurance Businesses, including Athene and Athora.
Apollo and its affiliates own economic and voting interests in, and manage capital on behalf of, numerous insurance businesses. These relationships, particularly with Athene and Athora, could give rise to conflicts of interest.
Athene Holding Ltd. (together with its subsidiaries, “Athene”) is a financial services company specializing in retirement services that issues, reinsures and acquires retirement savings products in the U.S. and internationally. The products and services offered by Athene include (i) fixed-income and fixed-indexed annuity products, (ii) reinsurance services offered to third-party annuity providers and (iii) institutional products, such as funding agreements.
Athora Holding Ltd. is an insurance holding company that acquires or reinsures blocks of insurance business in the German and broader European life insurance market (together with its subsidiaries, “Athora”). In exchange for an advisory fee, Apollo provides asset management and advisory services to Athene and Athora, including asset allocation services, direct asset management services, asset and liability matching management, merger and acquisition services, asset diligence, asset hedging and other asset management services. Apollo also provides sub-allocation
services with respect to a portion of Athene’s and Athora’s assets and allocates such assets across Apollo Clients in a manner that often characterizes Athene and Athora as captive permanent capital vehicles in relation to Apollo’s business. Additionally, Apollo and Athene (as well as Apollo and Athora) also have considerable overlap in ownership and, as a result, from time to time Apollo is or may be perceived to be able to exercise significant influence over matters requiring shareholder approval relating to Athene’s and Athora’s businesses, including approval of significant corporate transactions, appointment of members of Athene’s and Athora’s management, election of directors, approval of the termination of Athene’s and Athora’s Investment Advisory Agreements and determination of Athene’s and Athora’s corporate policies. As a result of the relationship between (x) Apollo and Athene and (y) Apollo and Athora, Athene’s and/or Athora’s participation (as well as the respective accounts or assets that they manage) in an Apollo Client (other than the Fund) is typically accompanied by strategic partnership treatment and in connection with investing Athene’s and Athora’s assets across Apollo Clients (other than the Fund), Apollo grants Athene and Athora certain preferential terms, including reduced management fee and carried interest rates that are lower than those applicable to the other fund investors, access to co-investment
opportunities and other preferential terms, that in each case, are not subject to “most favored nations” treatment by other fund investors. Furthermore, as stated above, as Apollo provides asset management and advisory services to Athene and Athora, there will be instances where certain transactions (such as, for example, cross-trades among Apollo Clients (other than the Fund), the provision of financing or other transactions between Apollo Clients or potential or existing portfolio companies of Apollo Clients, on the one hand, and Athene and/or Athora, on the other hand, in each case, subject to the limitations of the 1940 Act) present conflicts of interest from the perspective of the involved parties, which would include Apollo itself or through its ownership of or significant influence over Athene and Athora. For example, and without limiting the foregoing, Athene, Athora and/or their affiliates or portfolio companies can serve as a financing or similar source in connection with the acquisition, financing or disposition of the Fund’s investments in existing or potential portfolio companies or in connection with the activities and business operations of such existing or potential portfolio companies (regardless of the type of investment, be it a control, non-control,
preferred equity, structured or other type of investment structure). There will not necessarily be third parties involved in any such transaction in order to seek to ensure, among other things, that the terms of such participation by Athene, Athora and/or their affiliates or portfolio companies will reflect customary or market terms and will be subject to the 1940 Act.
Further, as Athene, Athora and/or their affiliates or portfolio companies invest in a number of Apollo Clients (other than the Fund) and may seek to restructure or otherwise modify their respective balance sheet holdings from time to time, they may request to transfer their interests in Apollo Clients to each other, to portfolio companies of Apollo or Apollo Clients or to third parties. Apollo is incentivized to consent to such transfers (notwithstanding that the applicable general partner can grant or withhold its consent in its sole discretion), due to the fact that such transfers may, among other things, relieve the respective balance sheets of Athene, Athora and/or their affiliates or portfolio companies in a manner that allows them to fund other Apollo Clients or Apollo

54

initiatives. Additionally, Athene holds interests in entities within the Apollo corporate structure that are recipients of all or a portion of the fees earned by the Adviser. Apollo, any affiliate thereof or one or more Apollo Clients could acquire interests in, Apollo or an affiliate thereof could enter into advisory arrangements with, or any of the foregoing could otherwise transact or enter into relationships with other businesses (such as, by way of example only and not of limitation, other insurance businesses) in a manner similar to the relationships with Athene, Athora and/or their affiliates or portfolio companies, in which case the conflicts and other issues described in this paragraph could apply, potentially more acutely depending on the nature and degree of the relationship, with respect to each such other business.
Creation of Other Entities; Restructuring.
Except as expressly prohibited under a contractual restriction to which Apollo is subject, Apollo will be permitted to market, organize, sponsor, act as general partner or manager or as the primary source for transactions for other pooled investment vehicles or managed accounts, which can be offered on a public or private placement basis, and to restructure and monetize interests in Apollo, or to engage in other investment and business activities. Such activities raise conflicts of interest for which the resolution may not be currently determinable
.
Relationship among the Fund, the Adviser and the Investment Team
. The Adviser will have a conflict of interest between its responsibility to act in the best interests of the Fund, on the one hand, and any benefit, monetary or otherwise, that could result to it or its affiliates from the operation of the Fund, on the other hand.
The functions performed by the Adviser are not exclusive. The officers and employees of the Adviser and its affiliates will devote such time as the Adviser deems necessary to carry out the operations of the Fund effectively. The Adviser has rendered in the past and will continue to render in the future various services to others (including investment vehicles and accounts that have the ability to participate in similar types of investments as those of the Fund) and perform a variety of other functions that are unrelated to the management of the Fund and the selection and acquisition of the Fund’s investments.
Potential Duties to Other Stakeholders
. The Adviser is an affiliate of Apollo. The common stock of Apollo is publicly traded on the New York Stock Exchange. As a result, the Adviser has incentives relating to the interests of Apollo’s stockholders that could differ from and conflict with the interests of the Fund and its shareholders, such as conflicts arising from the allocation of expenses, special fee offsets and investment opportunities (including without limitation, opportunities in the asset management, financial services and insurance industries). Apollo will endeavor to resolve such conflicts in a manner that Apollo determines in good faith to be fair and equitable to the extent possible under the prevailing facts and circumstances. Apollo will seek to allocate investment opportunities between Apollo and Apollo Clients in accordance with their respective governing documents and will evaluate such opportunities in accordance with its allocation policies and procedures. In the past, the application of such policies has resulted in the allocation by Apollo of certain investment opportunities relating to the alternative investment management business to Apollo rather than to the Apollo Clients, and Apollo expects to allocate such opportunities in a similar manner in the future.
The foregoing list of conflicts does not purport to be a complete enumeration or explanation of the actual and potential conflicts involved in an investment in the Fund. Prospective investors should read this Registration Statement and consult with their own advisors before deciding whether to invest in the Fund. In addition, as the Fund’s investment program develops and changes over time, an investment in the Fund may be subject to additional and different actual and potential conflicts. Although the various conflicts discussed herein are generally described separately, prospective investors should consider the potential effects of the interplay of multiple conflicts.
Participation in Investment Opportunities
Directors, principals, officers, employees and affiliates of the Adviser may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to

55

investments made on behalf of the Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, principals, officers, employees and affiliates of the Adviser, or by the Adviser for the Adviser Accounts, if any, that are the same as, different from or made at a different time than, positions taken for the Fund.

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PORTFOLIO MANAGERS
Spencer J. Propper
—Mr. Propper is Partner, Real Assets at Apollo. Mr. Propper serves as one of the Fund’s portfolio managers and has served as a member of the Investment Committee of the Adviser since its formation in 2014. Mr. Propper has also served as a member of the Investment Committee of ARIS Management, LLC, the investment adviser of Apollo Realty Income Solutions, Inc., since June 2022. Previously, Mr. Propper served as Managing Director of Griffin Capital Company, LLC and Chief Operating Officer of Griffin Capital Asset Management Company, LLC. Prior to his roles with the Fund and the Adviser, Mr. Propper was a Director at Lakemont Group, a boutique real estate investment banking and consulting firm. Within this role Mr. Propper provided portfolio management services to the Bluerock Total Income Plus Real Estate Fund. Additionally, at the Lakemont Group, Mr. Propper was responsible for overseeing projects for a variety of clients including pension funds, private equity firms and publicly traded real estate companies and specialized in structured finance, market analysis and strategic due diligence. Mr. Propper holds a Master of Business Administration and Bachelor of Science in Finance and Real Estate from the University of Central Florida.
Stuart Rothstein
—Mr. Rothstein has been a Partner and the Chief Operating Officer – Real Estate of Apollo since 2009 and the Chief Operating Officer – Asset Backed Finance of Apollo since April 2023. In those roles, Mr. Rothstein is responsible for managing the day-to-day
operations of the businesses as well as strategic planning development and implementation of growth and product strategies and new business development. Mr. Rothstein has served as a director of Apollo Realty Income Solutions, Inc. since September 2021 and Chairperson of the board of directors since June 2022. Since March 2012, Mr. Rothstein has been the President and Chief Executive Officer and one of the directors of Apollo Commercial Real Estate Finance, Inc. (NYSE: ARI) (“ARI”). From September 2009 through April 2013, Mr. Rothstein served as the Chief Financial Officer, Treasurer and Secretary of ARI and from January 2022 to April 2022, he also served as the interim Chief Financial Officer, Treasurer, and Secretary of ARI. Since February 2024, Mr. Rothstein has been chair of the board of directors of Apollo Asset Backed Credit Company LLC. Prior to joining Apollo in 2009, Mr. Rothstein was a
Co-Managing
Partner of Four Corners Properties, a privately held real estate investment company. Previously, he was employed by KKR Financial Advisors, LLC, RBC Capital Markets, Related Capital Company and Spieker Properties, Inc. Mr. Rothstein graduated from the Schreyer Honors College at the Pennsylvania State University with a BS in Accounting and received an MBA from the Stanford University Graduate School of Business. Mr. Rothstein was selected to serve on the Board of Trustees because of the strategic leadership and business judgment he has demonstrated in his various leadership roles with Apollo and his extensive managerial and executive experience.
Mr. Propper and Mr. Rothstein each receives a fixed salary and retirement plan benefits. Mr. Propper and Mr. Rothstein are also entitled to receive a discretionary bonus, based upon, among other things, the performance of the Fund.
As of September 30, 2025, Mr. Propper and Mr. Rothstein were not responsible for the management of any other accounts in addition to the Fund.

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ALLOCATION OF BROKERAGE
Specific decisions to purchase or sell securities for the Fund are made by the portfolio managers of the Fund who are employees of the Adviser. The Adviser is authorized by the Trustees to allocate the orders placed on behalf of the Fund to brokers or dealers who may, but need not, provide research or statistical material or other services to the Fund and the Adviser for the Fund’s use. Such allocation is to be in such amounts and proportions as the Adviser may determine.
In selecting a broker or dealer to execute each particular transaction, the Adviser will take the following into consideration: execution capability, trading expertise, accuracy of execution, commission rates, reputation and integrity, fairness in resolving disputes, financial responsibility and responsiveness.
Brokers or dealers executing a portfolio transaction on behalf of the Fund may receive a commission in excess of the amount of commission another broker or dealer would have charged for executing the transaction if the Adviser determines in good faith that such commission is reasonable in relation to the value of brokerage and research services provided to the Fund. In allocating portfolio brokerage, the Adviser may select brokers or dealers who also provide brokerage, research and other services to other accounts over which the Adviser exercises investment discretion. Some of the services received as the result of Fund transactions may primarily benefit accounts other than the Fund, while services received as the result of portfolio transactions effected on behalf of those other accounts may primarily benefit the Fund. During the fiscal years ended September 30, 2023, September 30, 2024, and September 30, 2025, the Fund paid $1,032,180, $1,049,408, and $943,675 in brokerage commissions, respectively.
Affiliated Party Brokerage
The Adviser and its affiliates, as well as the
Sub-Adviser
and its affiliates, will not purchase securities or other property from, or sell securities or other property to, the Fund, except that the Fund may in accordance with rules under the 1940 Act engage in transactions with accounts that are affiliated with the Fund as a result of common officers, directors, advisers, members, managing general partners or common control. These transactions would be effected in circumstances in which the Adviser determined that it would be appropriate for the Fund to purchase and another client to sell, or the Fund to sell and another client to purchase, the same security or instrument each on the same day.
The Adviser places its trades under a policy adopted by the Trustees pursuant to Section 17(e) and Rule
17e-1
under the 1940 Act which places limitations on the securities transactions effected through the Distributor. The policy of the Fund with respect to brokerage is reviewed by the Trustees from time to time. Because of the possibility of further regulatory developments affecting the securities exchanges and brokerage practices generally, the foregoing practices may be modified. During the fiscal years ended September 30, 2023, September 30, 2024, and September 30, 2025, the Fund did not pay any affiliate party brokerage commissions.

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TAX STATUS
The following discussion is general in nature and should not be regarded as an exhaustive presentation of all possible tax ramifications. All shareholders should consult a qualified tax advisor regarding their investment in the Fund.
The Fund has elected to be treated and intends to qualify each taxable year as a regulated investment company under Subchapter M of the Code, which requires compliance with certain requirements concerning the sources of its income, diversification of its assets, and the amount and timing of its distributions to shareholders. Such qualification does not involve supervision of management or investment practices or policies by any government agency or bureau. By so qualifying, the Fund should not be subject to federal income or excise tax on its net investment income or net capital gain, provided such amounts are distributed to shareholders as dividends or capital gain dividends, as applicable, and in accordance with the applicable timing requirements. Net investment income and net capital gain of the Fund will be computed in accordance with Section 852 of the Code. Net investment income is made up of dividends and interest less expenses. Net capital gain (the excess of net long-term capital gains over net short-term capital loss) for a fiscal year is computed by taking into account any capital loss carry forward of the Fund.
The Fund intends to distribute all of its net investment income, any excess of net short-term capital gains over net long-term capital losses, and any net capital gain in accordance with the timing requirements imposed by the Code and therefore should not be required to pay any federal income or excise taxes, but there can be no guarantee that the Fund will be able to make such distributions. Distributions will be in shares of the Fund unless a shareholder elects to receive cash. There may also be certain scenarios where the Fund is unable to distribute all of its investment company taxable income and net capital gains in the form of dividends or capital gain dividends, in which case the Fund would become subject to U.S. federal income or excise tax If the Fund does not distribute all of its net capital gain in the form of capital gain dividends, the Fund is permitted to elect to treat each of its shareholders as if it had received a capital gain dividend in the amount of its pro rata share of undistributed capital gain, and in such case, each shareholder will receive a U.S. federal income tax credit for its pro rata share of the Fund’s U.S. federal income tax liability on the undistributed capital gain.
To be treated as a regulated investment company under Subchapter M of the Code, the Fund must also (a) derive at least 90% of its gross income from dividends, interest, payments with respect to securities loans, net income from certain publicly traded partnerships and gains from the sale or other disposition of securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to the business of investing in such securities or currencies, and (b) diversify its holdings so that, at the end of each fiscal quarter, (i) at least 50% of the market value of the Fund’s assets is represented by cash, U.S. government securities and securities of other regulated investment companies, and other securities (for purposes of this calculation, generally limited in respect of any one issuer, to an amount not greater than 5% of the market value of the Fund’s assets and 10% of the outstanding voting securities of such issuer) and (ii) not more than 25% of the value of its assets is invested in the securities of (other than U.S. government securities or the securities of other regulated investment companies) any one issuer, two or more issuers which the Fund controls and which are determined to be engaged in the same or similar trades or businesses, or the securities of certain publicly traded partnerships.
If the Fund fails to qualify as a regulated investment company under Subchapter M in any fiscal year, it will be treated as a corporation for federal income tax purposes. As such, the Fund would be required to pay income taxes on its net investment income and net realized capital gains, if any, at the rates generally applicable to corporations. Shareholders of the Fund generally would not be liable for income tax on the Fund’s net investment income or net realized capital gains in their individual capacities. Distributions to shareholders, whether from the Fund’s net investment income or net realized capital gains, would be treated as taxable dividends to the extent of current or accumulated earnings and profits of the Fund.

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The Fund is subject to a 4% nondeductible excise tax on certain undistributed amounts of ordinary income and capital gain under a prescribed formula contained in Section 4982 of the Code. The formula requires payment to shareholders during a calendar year of distributions representing at least 98% of the Fund’s ordinary income for the calendar year and at least 98.2% of its capital gain net income (i.e., the excess of its capital gains over capital losses) realized during the one-year
period ending October 31 during such year plus 100% of any income that was neither distributed nor taxed to the Fund during the preceding calendar year. Under ordinary circumstances, the Fund expects to time its distributions so as to avoid liability for this tax.
The following discussion of tax consequences is for the general information of shareholders that are subject to tax. Shareholders that are IRAs or other qualified retirement plans are exempt from income taxation under the Code.
Distributions of taxable net investment income and the excess of net short-term capital gain over net long-term capital loss are taxable to shareholders as ordinary income.
Distributions of net capital gain (“capital gain dividends”) generally are taxable to shareholders as long-term capital gain, regardless of the length of time the shares of the Fund have been held by such shareholders.
A redemption of Fund shares by a shareholder will generally result in the recognition of taxable gain or loss in an amount equal to the difference between the amount realized and the shareholder’s tax basis in his or her Fund shares. Such gain or loss is treated as a capital gain or loss if the shares are held as capital assets. However, any loss realized upon the redemption of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of any amounts treated as capital gain dividends during such six-month
period. All or a portion of any loss realized upon the redemption of shares may be disallowed to the extent shares are purchased (including shares acquired by means of reinvested dividends) within 30 days before or after such redemption.
Distributions of taxable net investment income and net capital gain will be taxable as described above, whether received in additional cash or shares. Shareholders electing to receive distributions in the form of additional shares will have a cost basis for federal income tax purposes in each share so received equal to the net asset value of a share on the reinvestment date.
All distributions of taxable net investment income and net capital gain, whether received in shares or in cash, must be reported by each taxable shareholder on his or her federal income tax return. Dividends or distributions declared in October, November or December as of a record date in such a month, if any, will be deemed to have been received by shareholders on December 31, if paid during January of the following year. Redemptions of shares may result in tax consequences (gain or loss) to the shareholder and are also subject to these reporting requirements.
Upon the sale, exchange or other disposition of our shares (except pursuant to a repurchase by the Fund, as described below), a shareholder will generally realize a capital gain or loss in an amount equal to the difference between the amount realized and the shareholder’s adjusted tax basis in such shares. Such gain or loss will be long-term or short-term depending upon the shareholder’s holding period for the shares. Generally, a shareholder’s gain or loss will be a long-term gain or loss if the shares have been held for more than one year. For non-corporate taxpayers, long-term capital gains are currently eligible for reduced rates of taxation.
Shareholders who tender all shares of the Fund held, or considered to be held, by them will be treated as having sold their shares and generally will realize a capital gain or loss. If a shareholder tenders fewer than all of its shares or fewer than all shares tendered are repurchased, such shareholder may be treated as having received a taxable dividend upon the tender of its shares. In such a case, there is a risk that non-tendering shareholders, and shareholders who tender some but not all of their shares or fewer than all of whose shares are repurchased, in each case whose percentage interests in the Fund increase as a result of such tender, will be treated as having received, in whole or in part, a taxable dividend, a tax-free dividend, or capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the shareholder’s tax basis in the relevant Fund shares repurchased.

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Under the Code, the Fund will be required to report to the IRS all distributions of taxable income and capital gains as well as gross proceeds from the redemption or exchange of Fund shares, except in the case of certain exempt shareholders. Under the backup withholding provisions of Section 3406 of the Code, distributions of taxable net investment income and net capital gain and proceeds from the redemption or exchange of the shares of a regulated investment company may be subject to withholding of federal income tax in the case of non-exempt
shareholders who fail to furnish the investment company with their taxpayer identification numbers and with required certifications regarding their status under the federal income tax law, or if the Fund is notified by the IRS or a broker that withholding is required due to an incorrect TIN or a previous failure to report taxable interest or dividends. If the withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in additional shares, will be reduced by the amounts required to be withheld.
Taxation of Foreign Shareholders
Because of the fact-specific impact of the applicable U.S. tax rules and their interaction with tax treaties, a shareholder who, as to the United States, is a nonresident alien individual, a foreign trust or estate, or a foreign corporation (“foreign shareholder”), as defined in the Code, is urged to consult their own tax advisor regarding the U.S. federal tax consequences of the holding, sale, exchange or other disposition of the Fund’s shares. The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein.
Generally, a foreign shareholder will be subject to U.S. federal income tax on distributions received from the Fund or upon dispositions of shares if income from the Fund is “effectively connected” with a U.S. trade or business carried on by the foreign shareholder.
Income Not Effectively Connected
. If the income from the Fund is not “effectively connected” with a U.S. trade or business carried on by the foreign shareholder, distributions of investment company taxable income may be subject to a U.S. tax of 30% (or lower treaty rate, except in the case of any “excess inclusion income” allocated to the foreign shareholder), which tax generally is withheld from such distributions by the Fund. All foreign shareholders should consult their tax advisors to determine the appropriate tax forms to provide to claim a reduced rate or exemption from U.S. federal withholding taxes, and the proper completion of those forms.
Capital gain dividends and any amounts retained by the Fund that are properly reported by the Fund as undistributed capital gains will not be subject to U.S. tax at the rate of 30% (or applicable lower treaty rate) unless the foreign shareholder is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements.
Notwithstanding the foregoing, properly reported dividends generally are exempt from U.S. withholding tax where they (i) are paid in respect of the Fund’s “qualified net interest income” (generally, the Fund’s U.S. source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the Fund is at least a 10% equity holder, reduced by expenses that are allocable to such income) or (ii) are paid in respect of the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gain over the Fund’s long-term capital loss for such taxable year).
However, depending on its circumstances, the Fund may report all, some or none of its potentially eligible dividends as qualified net interest income or as qualified short-term capital gains, and/or treat such dividends, in whole or in part, as ineligible for this exemption from withholding. In order to qualify for this exemption from withholding, a foreign shareholder will need to comply with applicable certification requirements relating to its
non-U.S.
status (including, in general, furnishing the correct IRS Form
W-8).
In the case of Fund shares held through an intermediary, the intermediary may withhold even if the Fund designates the payment as qualified net interest income or qualified short-term capital gain. If a repurchase of a shareholder’s shares by the Fund does not qualify for sale or exchange treatment, the shareholder may, in connection with such repurchase, be treated as having received, in whole or in part, a taxable dividend, a tax-free
dividend, or capital gain, depending on

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(i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the shareholder’s tax basis in the relevant Fund shares repurchased. If the repurchase qualifies as a sale or exchange, the shareholder generally will realize capital gain or loss equal to the difference between the amount received in exchange for the repurchased shares and the adjusted tax basis of those shares.
Notwithstanding the foregoing, to the extent the Fund makes a distribution to a foreign shareholder that is attributable to gain from the sale or exchange of a “United States real property interest” within the meaning of Section 897 of the Code, if at any time during the shorter of the period during which the foreign shareholder hold such Fund shares and the five-year period ending on the date of the distribution the Fund qualifies as a United States real property holding corporation, such distribution by the Fund will cause foreign shareholders to be treated as recognizing gain that is “effectively connected” with a U.S. trade or business, as discussed below.
Any capital gain that a foreign shareholder realizes upon a repurchase of Fund shares or otherwise upon a sale or exchange of Fund shares will ordinarily not be subject to U.S. federal income unless (i) in the case of a foreign shareholder that is a nonresident alien individual, the gain is U.S. source income and such shareholder is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements, or (ii) at any time during the shorter of the period during which the foreign shareholder held such Fund shares and the five-year period ending on the date of the disposition of those shares, the Fund was a “United States real property holding corporation” (as such term is defined in the Code) and the Fund does not qualify as “domestically controlled” for purposes of Section 897 of the Code.
Income Effectively Connected
. If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a foreign shareholder, then distributions of investment company taxable income and capital gain dividends, any amounts retained by the Fund that are reported by the Fund as undistributed capital gains, and any gains realized upon the sale or exchange of Fund shares will be subject to U.S. income tax at the rates applicable to U.S. citizens, residents and domestic corporations, and such taxable amounts may subject a foreign shareholder to U.S. tax filing obligations. Foreign corporate shareholders may also be subject to the branch profits tax imposed by the Code.
In the case of a foreign shareholder, the Fund may be required to withhold U.S. federal income tax from distributions and repurchase proceeds that are otherwise exempt from withholding tax (or taxable at a reduced treaty rate), unless the foreign shareholder certifies his foreign status under penalties of perjury or otherwise establishes an exemption.
FATCA
.
Payments to a shareholder that is either a foreign financial institution (“FFI”) or a non-financial
foreign entity (“NFFE”) within the meaning of the Foreign Account Tax Compliance Act (“FATCA”) may be subject to a generally nonrefundable 30% withholding tax on dividends paid by the Fund. FATCA withholding tax generally can be avoided: (a) by an FFI, subject to any applicable intergovernmental agreement or other exemption, if it enters into a valid agreement with the IRS to, among other requirements, report required information about certain direct and indirect ownership of foreign financial accounts held by U.S. persons with the FFI and (b) by an NFFE, if it: (i) certifies that it has no substantial U.S. persons as owners or (ii) if it does have such owners, reports information relating to them. The Fund may disclose the information that it receives from its shareholders to the IRS,
non-U.S.
taxing authorities or other parties as necessary to comply with FATCA. Withholding also may be required if a foreign entity that is a shareholder of the Fund fails to provide the Fund with appropriate certifications or other documentation concerning its status under FATCA.
Original Issue Discount and
Pay-In-Kind
Securities
Current federal tax law requires the holder of a U.S. Treasury or other fixed-income zero coupon security to accrue as income each year a portion of the discount at which the security was purchased, even though the holder receives no interest payment in cash on the security during the year. In addition, pay-in-kind
securities will give rise to income which is required to be distributed and is taxable even though the Fund holding the security receives no interest payment in cash on the security during the year.

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Some of the debt securities (with a fixed maturity date of more than one year from the date of issuance) that may be acquired by the Fund may be treated as debt securities that are issued originally at a discount. Generally, the amount of the original issue discount (“OID”) is treated as interest income and is included in income over the term of the debt security, even though payment of that amount is not received until a later time, usually when the debt security matures. A portion of the OID includable in income with respect to certain high-yield corporate debt securities (including certain pay-in-kind
securities) may be treated as a dividend for U.S. federal income tax purposes.
Some of the debt securities (with a fixed maturity date of more than one year from the date of issuance) that may be acquired by the Fund in the secondary market may be treated as having market discount. Generally, any gain recognized on the disposition of, and any partial payment of principal on, a debt security having market discount is treated as ordinary income to the extent the gain, or principal payment, does not exceed the “accrued market discount” on such debt security. Market discount generally accrues in equal daily installments. The Fund may make one or more of the elections applicable to debt securities having market discount, which could affect the character and timing of recognition of income.
Some debt securities (with a fixed maturity date of one year or less from the date of issuance) that may be acquired by the Fund may be treated as having acquisition discount, or OID in the case of certain types of debt securities. Generally, the Fund will be required to include the acquisition discount, or OID, in income over the term of the debt security, even though payment of that amount is not received until a later time, usually when the debt security matures. The Fund may make one or more of the elections applicable to debt securities having acquisition discount, or OID, which could affect the character and timing of recognition of income.
A fund that holds the foregoing kinds of securities may be required to pay out as an income distribution each year an amount, which is greater than the total amount of cash interest the Fund actually received. Such distributions may be made from the cash assets of the Fund or by liquidation of portfolio securities, if necessary (including when it is not advantageous to do so). The Fund may realize gains or losses from such liquidations. In the event the Fund realizes net capital gains from such transactions, its shareholders may receive a larger capital gain distribution, if any, than they would in the absence of such transactions.
Shareholders of the Fund may be subject to state and local taxes on distributions received from the Fund and on redemptions of the Fund’s shares.
A brief explanation of the form and character of the distribution accompany each distribution. In January of each year the Fund issues to each shareholder a statement of the federal income tax status of all distributions.
Shareholders should consult their tax advisors about the application of federal, state and local and foreign tax law in light of their particular situation.

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OTHER INFORMATION
Each share represents a proportional interest in the assets of the Fund. Each share has one vote at shareholder meetings, with fractional shares voting proportionally, on matters submitted to the vote of shareholders. There are no cumulative voting rights. Shares do not have pre-emptive
or conversion or redemption provisions. In the event of a liquidation of the Fund, shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders after all expenses and debts have been paid.
Shareholder Service Expenses
The Fund has adopted a “Shareholder Services Plan” with respect to its Class A shares, Class C shares and Class L shares under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up
withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request. Under the Shareholder Services Plan, the Fund, with respect to Class A shares, Class C shares and Class L shares, may incur expenses on an annual basis up to 0.25% of its average net assets attributable to Class A shares, Class C shares and Class L shares.
During the fiscal years ended September 30, 2023, September 30, 2024, and September 30, 2025, the Fund paid $3,311,402, $2,683,451, and $2,277,462 under the Shareholder Services Plan, respectively.
Administrator and Accounting Agent
ALPS Fund Services, Inc. (“ALPS”), located at 1290 Broadway, Suite 1000, Denver, CO 80203, serves as the Fund’s administrator and fund accountant pursuant to a fund services agreement between ALPS and the Fund. For its services as administrator and accounting agent, the Fund pays ALPS the greater of a minimum fee or fees based on the annual net assets of the Fund (with such minimum fees subject to an annual cost of living adjustment) plus out of pocket expenses.
During the fiscal years ended September 30, 2023, September 30, 2024, and September 30, 2025, the Fund paid $1,687,969, $1,436,992, and $1,254,204 in administration and fund accounting fees to ALPS, respectively.
Distributor
ALPS Distributors, Inc., located at 1290 Broadway, Suite 1000, Denver, CO 80203, is serving as the Fund’s principal underwriter and acts as the distributor (the “Distributor”) of the Fund’s shares on a best efforts basis, subject to various conditions.
Transfer Agent
SS&C Global Investor & Distribution Solutions, Inc. (“SS&C”), located at 1055 Broadway Boulevard, Kansas City, MO 64105, serves as transfer agent pursuant to a transfer agency agreement between SS&C and the Fund.
Legal Counsel
Simpson Thacher & Bartlett LLP, 900 G Street, N.W., Washington, D.C., 20001, acts as legal counsel to the Fund.

64

Custodian
UMB Bank, n.a. (the “Custodian”) serves as the primary custodian of the Fund’s assets, and may maintain custody of the Fund’s assets with domestic and foreign sub-custodians
(which may be banks, trust companies, securities depositories and clearing agencies) approved by the Trustees. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian is located at 1010 Grand Blvd, Kansas City, MO 64106.

65

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Cohen & Company, Ltd. is the independent registered public accounting firm for the Fund and will audit the Fund’s financial statements. Cohen & Company, Ltd. is located at 1835 Market Street, Suite 310, Philadelphia, PA 19103.

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FINANCIAL STATEMENTS
The financial statements for the Fund’s fiscal year ended September 30, 2025 and the independent registered public accounting firm’s report contained in the Fund’s annual report dated September 30, 2025 are incorporated by reference to this SAI. The Fund’s annual report and semi-annual report are available upon request, without charge, by calling the Fund toll free at
1-888-926-2688.

67

APPENDIX A
APOLLO REAL ESTATE FUND ADVISER, LLC
PROXY VOTING POLICIES AND PROCEDURES
1. Policy Statement
Apollo Asset Management, Inc. (together with its subsidiaries, the “Firm”) is required under Rule
206(4)-6
of the Investment Advisers Act of 1940 (the “Proxy Rule”) to adopt and implement policies and procedures that are reasonably designed to ensure that an investment adviser votes client proxy statements in the best interests of its clients. Investment advisers must disclose to their clients on Form ADV Part 2A how clients can obtain information on how proxies were voted. Investment advisers may also provide clients with a description of the adviser’s proxy voting policies and procedures and upon request, furnish clients with a copy of those policies and procedures.
2. Applicability
This Policy applies to all employees and certain consultants/contingent workers of the Firm as specified by Compliance (“Covered Persons”).
3. Definitions
Best Interest of the Client
. The Firm believes that this means the clients’ best economic interests over the long-term – that is, the common interest that all clients share in seeing the value of a common investment increase over time, including consideration of environmental, social and governance (“ESG”) issues as appropriate. Under its investment philosophy, the Firm’s affiliated registered investment advisers generally advise clients to invest in a company only if the Firm believes that the company’s management seeks to serve shareholders’ best interests. As a result, the Firm believes that management decisions and recommendations with respect to solicited issues generally are likely to be in the shareholders’ and its client’s best interests.
Material Conflicts of Interest
. Such conflicts are typically based on the specific facts and circumstances associated with the issues that are the subject of the proxy and the Firm’s and its employees’ business dealings with a particular proxy issuer or closely affiliated entity. A material conflict of interest may exist where, for example: (i) the company soliciting the proxy, or a person known to be an affiliate of such company, is known to be a client of or an investor in a fund managed by the Firm; (ii) the company soliciting the proxy, or a person known to be an affiliate of such company, to the knowledge of the individuals charged with voting the proxy, is being actively solicited to be a client of the Firm or investor in a fund managed by the Firm; (iii) a client or investor, or an interest group supported by a client or investor, actively supports a proxy proposal; or (iv) the Firm or an employee has personal or other business relationships with participants in proxy contests, corporate directors or candidates for corporate directorships, or in any other matter coming before shareholders.
4. Receipt and Reconciliation of Proxies
All proxy materials received by the Firm must be forwarded to the Fund Controller for Private Equity funds or the Operations group for capital market funds (collectively, “Proxy Recipients”) who will record on a log the name of the portfolio company to which the proxy materials relate, the date the materials were received and the date by which the proxy needs to be voted.
The proxy recipients will compare the number of shares represented by the proxy materials to the number of shares owned by the Firm’s clients. If the number of shares reflected in the proxy materials does not match the number of shares owned by the funds, the proxy recipients will resolve any difference and ensure that all eligible shares can be voted.

A-1

Upon completion of the reconciliation process, the proxy recipient will forward the proxy materials to Compliance as well as the Portfolio Manager (“PM”) and will maintain a record setting forth the date the proxy materials were forwarded.
5. Proxy Voting Process
Compliance will determine whether a material conflict of interest exists between the Firm and the interests of its clients or between the Firm and its clients and portfolio company shareholders when a Firm representative sits on the board of a portfolio company that is the subject of a proxy.
If no material conflict of interest is identified, Compliance will provide clearance to the proxy recipient who will coordinate with the PM or Deal Team responsible for the portfolio company issuing the proxy. The PM or Deal Team will instruct the proxy recipient how to vote the proxy, and the proxy recipient will retain such direction. The PM or Deal Team will instruct that all proxies be voted in the best interests of the Firm’s clients pursuant to the goals of the client’s investment strategy, including the consideration of relevant non-economic
(i.e., ESG) factors. This may result in a decision to abstain from voting when such decision is in the best interests of the Firm’s clients. When voting on ESG matters, to the extent a PM or Deal Team instruct a proxy recipient to vote “against” a shareholder proposal, the Firm will maintain documentation reflecting the determination that economic or other factors outweigh
ESG-specific
considerations.
In the event that a material conflict of interest is identified, Compliance will take such actions as is deemed necessary to determine how to vote the proxy in the best interests of the Firm’s clients. Depending upon the specific facts and circumstances associated with a given proxy, such actions may include consulting with: (i) Legal, (ii) outside counsel, (iii) a proxy consultant, or (iv) PMs or Deal Team members. After such consultation, Compliance, together with the PM or a Deal Team member, will instruct the proxy recipient how to vote the proxy, and the proxy recipient will retain such direction.
Compliance will make and maintain a record describing the steps taken to address a potential material conflict of interest, and the proxy recipient will maintain records disclosing the date all proxies were voted and how they were voted.
Form
N-PX
Rule
14Ad-1
under the Securities Exchange Act of 1934 (the “Exchange Act”) requires all managers subject to reporting requirements under Section 13(f) of the Exchange Act report each say-on-pay
vote over which they exercised voting power on Form
N-PX.
Such managers are required to file a report on Form
N-PX
for each
12-month
period ending on June 30 of the calendar year following the manager’s initial filing on Form 2 13F no later than August 31.
6. Requests for Voting Information
If a client requests information regarding how proxies were voted or a copy of the Firm’s proxy voting policy and procedures Compliance will provide the client with the requested information. Compliance will make and retain a copy of each request received from a client together with a copy of the response provided to the client.

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PROSPECTUS
June 2, 2026

Apollo Diversified Real Estate Fund Class M Shares (GMREX) of Beneficial Interest $25,000 minimum purchase

Apollo Diversified Real Estate Fund (the “Fund”) is a continuously offered, diversified, closed-end
management investment
co
mpany that is operated as an interval fund.
This prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including the Fund’s Class M Statement of Additional Information (“SAI”) dated June 2, 2026, has been filed with the U.S. Securities and Exchange Commission (“SEC”). The SAI is available upon request and without charge by writing the Fund at Apollo Diversified Real Estate Fund, c/o SS&C, Inc., P.O. Box 219133, Kansas City, MO 64121-9133, or for overnight mail 801 Pennsylvania Ave., Suite 219133, Kansas City, MO 64105-1307, or by calling toll-free
1-888-926-2688.
The table of contents of the SAI appears on page 97 of this prospectus. You may request the Fund’s SAI, annual and semi-annual reports, and other information about the Fund or make shareholder inquiries by calling
1-888-926-2688
or by visiting https://www.apollo.com/adref. The SAI, material incorporated by reference and other information about the Fund, is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective shareholders and is not intended to be an active link.
Investment Objective.
The Fund’s investment objective is to generate a total return comprised of both current income and capital appreciation with moderate volatility and low correlation to the broader markets.
Summary of Investment Strategy.
The Fund pursues its investment objective through a multi-strategy approach, investing across both private and public real estate-related markets. With access to the broad spectrum of Apollo’s real estate platform, the Fund employs a dynamic and flexible asset allocation process, investing across a range of real estate-related assets, including but not limited to Apollo-originated hybrid credit investments, Apollo-originated equity investments, secondaries and other private investments and public securities. The Fund’s allocation across each of these investment mandates may vary from time to time.
Risks.
Investing in the Fund involves a high degree of risk.
In particular:

•	The Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Fund and should be viewed as a long-term investment.

•
The Fund is not listed on any securities exchange. The Fund intends to provide limited liquidity through quarterly offers to repurchase a limited amount of the Fund’s shares (at least 5% of shares outstanding); however, there is no guarantee that an investor will be able to sell all the shares that the investor desires to sell in the repurchase offer.

•
The Fund will ordinarily pay distributions, if any, once a quarter; however, the amount of distributions that the Fund may pay is uncertain and there is no assurance distributions paid by the Fund will be maintained at the targeted level. Effective October 1, 2026, the Fund’s distribution policy has been amended to change the frequency of distributions to shareholders from quarterly to semi-annual. If the Fund is unable to distribute all of its investment company taxable income and net capital gains, the Fund itself may be subject to U.S. federal income and excise tax.

•	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as a return of capital and borrowings.

•	Shareholders should note that a return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.
The Adviser and
Sub-Adviser.
The Fund’s investment adviser is Apollo Real Estate Fund Adviser, LLC (the “Adviser”), a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is an affiliate of Apollo Global Management, Inc. and its consolidated subsidiaries (“Apollo”). Apollo is a longstanding and leading global alternative asset manager with approximately $1.03 trillion of assets under management as of March 31, 2026. The Adviser has engaged Aon Investments USA Inc. (“Aon Investments” or the
“Sub-Adviser”),
an indirect wholly-owned subsidiary of Aon plc and a registered investment adviser under the Advisers Act, to provide ongoing research, opinions and recommendations to the portion of the Fund’s investment portfolio that is allocated to private, institutional real estate investment funds managed by institutional investment managers. Aon Investments had approximately $150.9 billion in assets under management in the U.S. as of December 31, 2025.
Securities Offered.
The Fund engages in a continuous offering of shares of beneficial interest of the Fund, including Class M shares. The Fund is authorized as a Delaware statutory trust to issue an unlimited number of shares. During this continuous offering, the Fund is offering to sell, through ALPS Distributors, Inc. (the “Distributor”), under the terms of this prospectus an unlimited number of shares of beneficial interest at net asset value plus any applicable sales load. Class M shares are not subject to a sales load. In addition, certain institutions (including banks, trust companies, brokers and investment advisers) may be authorized to accept, on behalf of the Fund, purchase and exchange orders and repurchase requests placed by or on behalf of their customers, and if approved by the Fund, may designate other financial intermediaries to accept such orders. As of May 15, 2026, the Fund’s net asset value per Class M share was $23.34. As of May 15, 2026, there were 36,185,437 Class M shares outstanding. The minimum initial investment for Class M shares is $25,000. The Fund reserves the right to waive the investment minimum. The Fund offers its Class M shares through certain financial firms. The Fund offers Class A shares, Class C shares, Class I shares and Class L shares by a separate prospectus. If you buy Class M shares through certain financial firms, the firm may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its best efforts to solicit orders for the sale of the shares. Monies received will be invested promptly and no arrangements have been made to place such monies in an escrow, trust or similar account. See “Plan of Distribution.”
Class M shares:

Offering Price	Maximum Sales Load	Proceeds to the Fund
Current net asset value (“NAV”)	None	$ amount invested at current NAV
The shares have no history of public trading, nor is it intended that the shares will be listed on a public exchange at this time. No secondary market is expected to develop for the Fund’s shares. Liquidity for the Fund’s shares will be provided only through quarterly repurchase offers for no less than 5% of the Fund’s shares at net asset value, and there is no guarantee that an investor will be able to sell all the shares that the investor desires to sell in the repurchase offer. Due to these restrictions, an investor should consider an investment in the Fund to be of limited liquidity. Investing in the Fund’s shares involves substantial risks, including the risks associated with leverage. See “Risk Factors” below in this prospectus.
ALPS Distributors, Inc. (the “Distributor”) acts as principal underwriter for the Fund’s Shares and serves in that capacity on a reasonable best efforts basis, subject to various conditions. The principal business address of the Distributor is 1290 Broadway, Suite 1000, Denver, CO 80203.
Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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PROSPECTUS SUMMARY
This summary does not contain all of the information that you should consider before investing in the shares. You should review the more detailed information contained or incorporated by reference in this prospectus and in the SAI, particularly the information set forth under the heading “Risk Factors.”
The Fund
Apollo Diversified Real Estate Fund is a continuously offered, diversified, closed-end
management investment company. The Fund is an interval fund that will provide limited liquidity by offering to make quarterly repurchases of each class of shares at that class of shares’ net asset value, which will be calculated on a daily basis. See “Quarterly Repurchases of Shares” and “Determination of Net Asset Value.”
Investment Objective and Policies
The Fund’s investment objective is to generate a total return comprised of both current income and capital appreciation with moderate volatility and low correlation to the broader markets.
The Fund pursues its investment objective through a multi-strategy approach, investing across both private and public real estate-related markets. With access to the broad spectrum of Apollo’s real estate platform, the Fund employs a dynamic and flexible asset allocation process, investing across a range of real estate-related assets, including but not limited to Apollo-originated hybrid credit investments, Apollo-originated equity investments, secondaries and other private investments and public securities. The Fund’s allocation across each of these investment mandates may vary from time to time.

•
Apollo-Originated Hybrid Credit Investments
. Apollo-originated hybrid credit investments targeting the real estate industry and related opportunities, including real assets and other asset-backed businesses through, but not limited to, whole loans, mezzanine, preferred equity and structured credit, secured by hard assets or contracted cash flows.

•	Apollo-Originated Equity Investments . Apollo-originated equity investments targeting the real estate industry and related opportunities, including real assets and other asset-backed businesses.

•
Secondaries and Other Private Investments
. Private investments in third-party funds and secondaries across real estate-related industries, including traditional real estate, real assets and other asset-backed opportunities.

•	Public Securities . Total return-oriented public markets portfolio across listed real estate, real assets, asset-backed securities and liquid real estate credit.
The Fund executes its investment strategy primarily by seeking to invest in a diversified portfolio of high-conviction debt and equity investments in both private and public real estate securities. The Fund’s investments in real estate securities may be secured by hard assets, which are physical assets with secondary resale value, including inventory, machinery, equipment, land, infrastructure, and certain energy generation assets, among other things, and assets with long-term contracted cash flows. The Fund’s investments in real estate securities may be newly originated, including by Apollo, or purchased in privately negotiated transactions on the secondary markets.
In certain circumstances or market environments, the Fund may reduce its investment in real estate securities and hold a larger position in cash or cash equivalents. The Fund concentrates investments in the real estate industry, meaning that under normal circumstances, it invests over 25% of its assets in real estate securities.

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Under normal circumstances, at least 80% of the Fund’s net assets plus borrowings for investment purposes will be invested in real estate securities. The Fund defines “real estate securities” to include Real Estate Debt Investments (as defined below) and Real Estate Equity Investments (as defined below) (together, “Real Estate Investments”).
“Real Estate Debt Investments” includes debt investments, including, but not limited to, (i) fixed income securities of any credit quality, maturity or duration (including high-yield (“junk”) debt and non-convertible
secured or unsecured debt), floating rate securities (including, but not limited to, senior loans or structured credit), mezzanine loans,
B-notes
and levered or unlevered loans issued to real estate-related companies and (ii) structured debt products such as commercial mortgage-backed securities (“CMBS”), residential mortgage-backed securities (“RMBS”), collateralized loan obligations (“CLOs”) and other structured products collateralized by real estate, real estate securities or real estate-related companies.
“Real Estate Equity Investments” includes equity and equity-like investments, including, but not limited to, common stock, partnership or similar interests, convertible or non-convertible
preferred stock, and convertible or
non-convertible
secured or unsecured debt issued by: (i) private real estate-related companies, (ii) public real estate-related companies; (iii) private, institutional real estate investment funds managed by institutional investment managers, which are treated as real estate investment trusts (“REITs”) for tax purposes (“Private REITs”); (iv) publicly traded REITs (“Public REITs”); (v) publicly traded real estate operating companies (“Public REOCs”); and (vi) exchange traded funds (“ETFs”), index mutual funds (“Index Funds”) and other investment vehicles such as closed-end
funds, mutual funds and unregistered investment funds that invest principally, directly or indirectly, in real estate, real estate securities or real estate-related companies.
The Fund may invest in real estate securities either directly or indirectly through investment vehicles. Shareholders will pay a pro rata share of asset-based and performance fees associated with the Fund’s underlying investments, including its Private REITs, Public REITs, Public REOCs, ETFs, Index Funds, and other investment vehicles such as closed-end
funds, mutual funds and unregistered investment funds that invest principally, directly or indirectly, in real estate, real estate securities or real estate-related companies (together, the “Portfolio Funds” and each, a “Portfolio Fund”). A select number of Portfolio Funds in which the Fund may invest may charge a performance fee.
The Fund defines “real estate-related companies” as any company which (i) operates within the real estate industry or engages in activities relating to the ownership, construction, financing, management, servicing or sale of real estate; (ii) owns assets in, devotes assets to, or derives value from, real estate, real estate securities or real estate-related businesses (including, but not limited to, asset-backed businesses, such as infrastructure, data centers, wireless towers, development rights, air rights, mineral rights, ground leases, agriculture, recreational facilities, easements, hospitality, transportation and other real assets); or (iii) is a pooled investment vehicle that primarily invests in the foregoing companies or is otherwise designed primarily to provide exposure to real estate assets.
The Fund intends to count the value of any money market funds, cash, other cash equivalents or U.S. Treasury securities with remaining maturities of one year or less that cover unfunded commitments to invest equity in private funds, including Private REITs, or special purpose vehicles controlled by unaffiliated general partners that will acquire real estate securities, in each case that the Fund reasonably expects to be called in the future, as qualifying real estate securities for purposes of its 80% policy.
The Fund may invest in debt securities of any duration, maturity, or credit quality, including high yield securities. The Fund may also invest in issuers in foreign and emerging markets.
The Fund’s real estate industry concentration policy is fundamental and may not be changed without shareholder approval. The SAI contains a list of all of the fundamental and non-fundamental
investment policies of the Fund, under the heading “Investment Objective and Policies.”

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Credit Facilities and Securities Lending.
The Fund has entered into secured bank lines of credit through BNP Paribas Prime Brokerage International, Ltd. (“BNP”) (the “BNP Credit Facility”) and Bank of America, n.a. (“Bank of America”, collectively with BNP, the “Banks”) (the “Bank of America Credit Facility”, collectively with the BNP Credit Facility, the “Credit Facilities”) in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and for general corporate purposes of the Fund, subject to the limitations of the Investment Company Act of 1940, as amended (the “1940 Act”).
As collateral for the Credit Facilities, the Fund grants the Banks a first position security interest in and lien on securities of any kind or description held by the Fund in the collateral accounts.
The BNP Credit Facility also permits, subject to certain conditions, BNP to rehypothecate portfolio securities pledged by the Fund up to the amount of the loan balance outstanding. The Fund continues to receive dividends and interest on rehypothecated securities. The Fund also has the right under the BNP Credit Facility to recall the rehypothecated securities from BNP on demand. If BNP fails to deliver the recalled security in a timely manner, the Fund will be compensated by BNP for any fees or losses related to the failed delivery or, in the event a recalled security will not be returned by BNP, the Fund, upon notice to BNP, may reduce the loan balance outstanding by the amount of the recalled security failed to be returned. The Fund may receive a portion of the fees earned by BNP in connection with the rehypothecation of portfolio securities. This rehypothecation provision of the BNP Credit Facility is intended to permit the Fund to reduce the cost of its borrowings under the BNP Credit Facility.
Investment Strategy
The Adviser executes its investment strategy primarily by seeking to invest in a broad portfolio of Real Estate Investments. The Fund may make Real Estate Investments either directly or indirectly. The Fund expects to primarily invest in Real Estate Investments that are originated by Apollo. Utilizing Apollo’s platform, the Adviser engages in a process of sourcing, screening, pricing, reviewing, selecting and monitoring the Real Estate Investments for the Fund with an emphasis on downside protection.
The Fund may also invest in Real Estate Investments through Portfolio Funds managed by unaffiliated asset managers. The Fund may make primary investments in newly formed Portfolio Funds or may invest in Portfolio Funds acquired in privately negotiated investments
(a) from pre-existing investors
in such Portfolio Funds (“Traditional Secondary Investments”), and/or (b) in existing private investments and/or assets of or from a Portfolio Fund(s), often requiring a bespoke structure that may include the creation of new vehicles or securities (“Non-Traditional Secondary
Investments” and, together with Traditional Secondary Investments, “Secondary Investments” or “Secondaries”). With respect to selecting the Portfolio Funds in which the Fund invests, the Adviser considers various inputs, including quantitative and qualitative assessments of the management team and its track record, property evaluation and structure, and other information that is typically not available to an individual investor to capture market upside while mitigating downside risk across varying market conditions.
Under normal circumstances, the Fund may invest, to a lesser extent, in publicly traded securities, such as common and preferred stocks of real estate-related companies, investments in Public REITs, liquid real estate credit investments, structured credit instruments and asset-backed securities, listed real estate and infrastructure, ETFs and Index Funds.
Investment Adviser
The Adviser was formed in August 2013, commenced operations in March 2014 and is registered as an investment adviser with the SEC pursuant to the provisions of the Advisers Act. The Adviser is an affiliate of

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Apollo. Founded in 1990, Apollo is a high-growth, global alternative asset manager and retirement services provider. Apollo conducts its business primarily in the U.S. through the following three reportable segments: Asset Management, Retirement Services and Principal Investing. These business segments are differentiated based on the investment services they provide as well as varying investing strategies. Through its asset management business, Apollo raises, invests and manages funds, accounts and other vehicles, on behalf of some of the world’s most prominent pension, endowment and sovereign wealth funds and insurance companies, as well as other institutional and individual investors. Apollo’s retirement services business is conducted by Athene Holding Ltd., a leading financial services company that specializes in issuing, reinsuring and acquiring retirement savings products for the increasing number of individuals and institutions seeking to fund retirement needs. As of March 31, 2026, Apollo had total assets under management (“AUM”) of $1.03 trillion.
Sub-Adviser
The Adviser may, from time to time, engage one or more additional investment sub-advisers.
Any
sub-adviser
chosen by the Adviser will be paid a fee by the Adviser, out of the Adviser’s investment advisory fee, based only on the portion of Fund assets allocated to any such sub-adviser
by the Adviser.
The Adviser has engaged Aon Investments USA Inc. (“Aon Investments”), a registered investment adviser under the Advisers Act, to provide ongoing research, opinions and recommendations to the portion of the Fund’s investment portfolio that is allocated to Private REITs. Aon Investments is a leading advisor to corporate and public pension plans, defined contribution plans, union associations, health systems, financial intermediaries, endowments and foundations.
Fees and Expenses
The Adviser is entitled to receive a monthly fee at the annual rate of 1.50% of the Fund’s daily net assets. The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has contractually agreed to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including offering expenses, but excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that such expenses exceed 2.41% per annum of the Fund’s average daily net assets (the “Expense Limitation”) attributable to Class M shares. In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain until May 31, 2027, unless and until the Board of Trustees of the Fund (the “Board” or the “Trustees”) approves its modification or termination. The Fund does not anticipate that the Board will terminate the Expense Limitation Agreement during this period. The Expense Limitation Agreement may be terminated only by the Board on sixty (60) days’ written notice to the Adviser. After May 31, 2027, the Expense Limitation Agreement may be renewed at the Adviser’s discretion. See “Management of the Fund.”
Administrator and Accounting Agent
ALPS Fund Services, Inc. (“ALPS”) serves as the Fund’s Administrator and Accounting Agent. See “Management of the Fund.”
Transfer Agent
SS&C Global Investor & Distribution Solutions, Inc. (“SS&C” or “Transfer Agent”) serves as the Fund’s transfer agent. See “Management of the Fund.”

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Distribution Fees
Class M shares will pay to the Distributor a distribution fee (the “Distribution Fee”) that will accrue at an annual rate equal to 0.75% of the Fund’s average daily net assets attributable to Class M shares and is payable on a monthly basis. See “Plan of Distribution.”
Closed-End
Fund Structure
Closed-end
funds differ from mutual funds in that
closed-end
funds do not typically redeem their shares at the option of the shareholder. Rather, closed-end
fund shares typically trade in the secondary market via a stock exchange. Unlike many closed-end
funds, however, the Fund’s shares will not be listed on a stock exchange. Instead, the Fund will provide limited liquidity to shareholders by offering to repurchase a limited amount of the Fund’s shares (at least 5%) quarterly, which is discussed in more detail below. The Fund, similar to a mutual fund, is subject to continuous asset in-flows,
although not subject to the continuous
out-flows;
see “Quarterly Repurchases of Shares.”
Share Classes
The Fund currently offers five different classes of shares: Class A shares, Class C shares, Class I shares, Class M shares and Class L shares. The Fund began continuously offering its common shares on June 30, 2014. As of May 4, 2015, the Fund simultaneously redesignated its issued and outstanding common shares as Class A shares and created its Class C shares and Class I shares. Class M shares and Class L shares commenced operations on November 17, 2016 and April 25, 2017, respectively. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the purchase restrictions and ongoing fees and expenses for each share class are different. The fees and expenses for the Fund are set forth in “Summary of Fund Expenses.” If an investor has hired an intermediary and is eligible to invest in more than one class of shares, the intermediary may help determine which share class is appropriate for that investor. When selecting a share class, you should consider which share classes are available to you, how much you intend to invest, how long you expect to own shares, and the total costs and expenses associated with a particular share class. The Fund offers Class A shares, Class C shares, Class I shares, and Class L shares, which are subject to different sales loads and ongoing fees and expenses, through a separate prospectus.
Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.
Investor Suitability
An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. An investment in the Fund should not be viewed as a complete investment program.
Repurchases of Shares
The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at net asset value, of no less than 5% of the Fund’s shares outstanding. There is no guarantee that shareholders

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will be able to sell all of the shares they desire to sell in a quarterly repurchase offer, although each shareholder will have the right to require the Fund to purchase at least 5% of such shareholder’s shares in each quarterly repurchase. Liquidity will be provided to shareholders only through the Fund’s quarterly repurchases. See “Quarterly Repurchases of Shares.”
Co-Investments
The Fund, the Adviser and certain affiliates received an exemptive order from the SEC on May 14, 2025 that permits the Fund, among other things, to co-invest
with other funds and accounts managed by the Adviser or its affiliates, subject to certain conditions (the “Order”). Certain types of negotiated co-investments
may be made only in accordance with the Order from the SEC permitting the Fund to do so. Pursuant to the requirements of the Order, the Board, including a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Trustees who are not “interested persons” (as defined in the 1940 Act) of the Fund (the “Independent Trustees”), has approved co-investment
policies and procedures describing how the Fund will comply with the Order. Further, the Adviser has adopted policies and procedures (the “Adviser Allocation Policy”) which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations. Pursuant to the Adviser Allocation Policy, the Fund will be given the opportunity to participate in any investments that fall within certain criteria established by the Adviser. The Fund may determine to participate or not to participate, depending on whether the Adviser determines that the investment is appropriate for the Fund (e.g., based on investment strategy). If the Adviser determines that the investment is not appropriate for the Fund, the investment will not be allocated to the Fund.
Summary of Risks
Investing in the Fund involves risks, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. Therefore, before investing, you should carefully consider the following risks that you assume when you invest in the Fund’s shares. See “Risk Factors.”
Risks Related to an Investment in the Fund
Allocation Risk.
The ability of the Fund to achieve its investment objective depends, in part, on the ability of the Adviser to allocate effectively the Fund’s assets among the instruments in which the Fund invests and, with respect to each such asset class, among equity and fixed income securities. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.
Issuer Risk.
The value of a specific security can perform differently from the market as a whole for reasons related to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s properties and services.
Liquidity Risk.
There currently is no secondary market for the Fund’s shares and the Adviser does not expect that a secondary market will develop. Limited liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the Fund’s shares outstanding at net asset value. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s investments also are subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations.

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Management Risk.
The judgments of both the Adviser and
Sub-Adviser
regarding the attractiveness, value and potential appreciation of a particular real estate segment and securities in which the Fund invests may prove to be incorrect and may not produce the desired results.
Repurchase Offers Risks.
The Fund is an interval fund and, in order to provide liquidity to shareholders, the Fund, subject to applicable law, will conduct repurchase offers of the Fund’s outstanding shares at NAV, with the size of the repurchase offer subject to approval of the Board. The Fund has in the past received, and may in the future receive, repurchase requests that exceed the limits of a quarterly repurchase offer, and the Fund has in the past repurchased less than the full amount of shares requested, resulting in the repurchase of shares on a pro rata basis. The Fund believes that these repurchase offers are generally beneficial to the Fund’s shareholders, and repurchases generally will be funded from available cash, cash from the sale of shares or sales of portfolio securities. However, repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance.
General Market Conditions Risk.
Various sectors of the global financial markets have been experiencing an extended period of adverse conditions. Market uncertainty has increased dramatically, particularly in the United States and Europe, and adverse market conditions have expanded to other markets. These conditions have resulted in disruption of the global credit markets, periods of reduced liquidity, greater volatility, general volatility of credit spreads, an acute contraction in the availability of credit and a lack of price transparency. These volatile and often difficult global credit market conditions have episodically adversely affected the market values of equity, fixed-income and other securities and this volatility may continue and conditions could even deteriorate further. Some of the largest banks and companies across many sectors of the economy in the United States and Europe have declared bankruptcy, entered into insolvency, administration or similar proceedings, been nationalized by government authorities, and/or agreed to merge with or be acquired by other banks or companies that had been considered their peers. The long-term impact of these events is uncertain, but could continue to have a material effect on general economic conditions, consumer and business confidence and market liquidity.
Failure of Financial Institutions and Sustained Financial Market Illiquidity.
The failure of certain financial institutions, namely banks, may increase the possibility of a sustained deterioration of financial market liquidity, or illiquidity at clearing, cash management and/or custodial financial institutions. The failure of a bank (or banks) with which the Fund and/or the Fund’s underlying investments have a commercial relationship could adversely affect, among other things, the Fund and/or the Fund’s underlying investments’ ability to pursue key strategic initiatives, including by affecting the Fund’s ability to borrow from financial institutions on favorable terms.
Market Disruptions Risk.
The Fund may incur major losses in the event of market disruptions and other extraordinary events in which historical pricing relationships become materially distorted. The risk of loss from pricing distortions is compounded by the fact that in disrupted markets many positions become illiquid, making it difficult or impossible to close out positions against which the markets are moving. Market disruptions caused by unexpected political, military and terrorist events may from time to time cause dramatic losses for the Fund and such events can result in otherwise historically low-risk
strategies performing with unprecedented volatility and risk.
Trade Negotiations and Related Government Actions.
In recent years, the U.S. government has indicated its intent to alter its approach to international trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements and treaties with foreign countries, and has made proposals and taken actions related thereto. For example, the U.S. government has imposed, and may in the future further increase, tariffs on certain foreign goods, including from China, such as steel and aluminum. Some foreign governments, including China, have instituted retaliatory tariffs on certain U.S. goods. Most recently, the current U.S. presidential administration has imposed or sought to impose significant increases to tariffs on goods imported into the U.S., including from China, Canada and Mexico. Tariffs on imported goods could further

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increase costs, decrease margins, reduce the competitiveness of products and services offered by current and future portfolio companies and adversely affect the revenues and profitability of portfolio companies whose businesses rely on goods imported from such impacted jurisdictions.
There is uncertainty as to further actions that may be taken under the current U.S. presidential administration with respect to U.S. trade policy. Further governmental actions related to the imposition of tariffs or other trade barriers, or changes to international trade agreements or policies, could further increase costs, decrease margins, reduce the competitiveness of products and services offered by current and future portfolio companies and adversely affect the revenues and profitability of companies whose businesses rely on goods imported from outside of the United States. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the U.S. Any of these factors could depress economic activity and restrict the Fund’s portfolio companies’ access to suppliers or customers and have a material adverse effect on their business, financial condition and results of operations, which in turn would negatively impact the Fund.
Highly Volatile Markets.
The prices of financial instruments in which the Fund may invest can be highly volatile. The prices of instruments in which the Fund may invest are influenced by numerous factors, including interest rates, currency rates, default rates, governmental policies and political and economic events (both domestic and global). Moreover, political or economic crises, or other events may occur that can be highly disruptive to the markets in which the Fund may invest. In addition, governments from time to time intervene (directly and by regulation), which intervention may adversely affect the performance of the Fund and its investment activities. The Fund is also subject to the risk of a temporary or permanent failure of the exchanges and other markets on which its investments may trade. Sustained market turmoil and periods of heightened market volatility make it more difficult to produce positive trading results, and there can be no assurance that the Fund’s strategies will be successful in such markets.
U.S. Debt Ceiling and Budget Deficit Risks.
U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit-rating downgrades and economic slowdowns, or a recession in the United States. Although U.S. lawmakers have historically passed legislation to raise the federal debt ceiling on multiple occasions, ratings agencies have lowered or threatened to lower the long-term sovereign credit rating on the United States. In August 2023, Fitch Ratings Inc., downgraded the U.S. credit rating to AA+ from AAA, citing fiscal deterioration over the next three years and close encounters with default due to ongoing political dysfunction. The impact of a U.S. default on its obligations or any further downgrades to the U.S. government’s sovereign credit rating or its perceived creditworthiness could adversely affect the U.S. and global financial markets and economic conditions. In addition, disagreement over the federal budget has caused the U.S. federal government to shut down for periods of time. Continued adverse political and economic conditions could have a material adverse effect on the Fund’s business, financial condition and results of operations.
Concentration of Credit Risk.
The Fund places its cash with one banking institution, which is insured by the Federal Deposit Insurance Corporation (“FDIC”). The FDIC limit is $250,000. At various times throughout the year, the amount on deposit may exceed the FDIC limit and subject the Fund to a credit risk. The Fund does not believe that such deposits are subject to any unusual risk associated with investment activities. The Fund may invest cash balances in an open-end
Money Market Mutual Fund (“Money Market Fund”). The Money Market Fund is valued at its closing NAV. The Money Market Fund is not subject to FDIC insurance.
Correlation Risk.
The Fund seeks to produce returns that are less correlated to the broader financial markets over time. Although the prices of equity securities and fixed income securities, as well as other asset classes, often rise and fall at different times so that a fall in the price of one may be offset by a rise in the price of the other, in down markets the prices of these securities and asset classes can also fall in tandem. Because the Fund allocates its investments among different real estate asset classes, the Fund is subject to correlation risk.

8

Repurchase Policy Risks.
Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities. The sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s net asset value.
Distribution Policy Risk.
The Fund makes periodic distributions to its shareholders. All or a portion of a distribution may consist solely of a return of capital (i.e. from your original investment) and not a distribution of income or capital gain. Shareholders should not assume that the source of a distribution from the Fund is income or capital gain. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares. The Board reserves the right to change the distribution policy from time to time. Effective October 1, 2026, the Fund’s distribution policy has been amended to change the frequency of distributions to shareholders from quarterly to semi-annual.
Shareholders May Experience Dilution.
All distributions declared in cash payable to shareholders that are participants in the Fund’s distr
ibution reinvestment plan will generally be automatically reinvested in Fund shares. As a result, shareholders that do not participate in the Fund’s distribution reinvestment plan may experience dilution over time.
Anti-Takeover Provisions.
The Fund’s Amended and Restated Declaration of Trust (the “Declaration of Trust”) includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or convert the Fund to open-end
status. See “Anti-Takeover Provisions in the Declaration of Trust.”
Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses.
Delaware law permits a Delaware statutory trust to include in its declaration of trust a provision to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever. The Fund’s Declaration of Trust provides that the Fund’s Trustees will not be liable to the Fund or the Fund’s shareholders for monetary damages for breach of fiduciary duty as a trustee to the fullest extent permitted by Delaware law. The Fund’s Declaration of Trust provides for the indemnification of any person to the full extent permitted, and in the manner provided, by Delaware law. In accordance with the 1940 Act, the Fund will not indemnify certain persons for any liability to which such persons would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.
Operational, Artificial Intelligence, and
 Cybersecurity Risk.
The Fund, its service providers and other market participants increasingly depend on complex information technology and communications systems to conduct business functions. These systems are subject to various threats or risks that could adversely affect the Fund and its shareholders. With the increased use of technologies such as the Internet and the dependence on computer systems to perform necessary business functions, investment companies such as the Fund and its service providers may be prone to operational and information security risks resulting from cyber-attacks. The Adviser and
Sub-Adviser
may also utilize artificial intelligence (“AI”) in their business operations, and the challenges with properly managing its use could result in reputational harm, competitive harm, legal liability, and/or an adverse effect on the Adviser’s and
Sub-Adviser’s
business operations.
Risks Related to the Fund’s Investments
Real Estate Industry Concentration and Real Estate Market Risk.
The Fund will not invest in real estate directly, but, because the Fund will concentrate its investments in real estate securities, its portfolio will be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio.
The Fund is subject to risks generally attributable to the ownership of real property, including:

•	changes in global, national, regional or local economic, demographic or capital market conditions;

9

•	future adverse national real estate trends, including increasing vacancy rates, declining rental rates and general deterioration of market conditions;

•	changes in supply of or demand for similar properties in a given market or metropolitan area, which could result in rising vacancy rates or decreasing market rental rates;

•	vacancies, fluctuations in the average occupancy and room rates for hotel properties or inability to lease space on favorable terms;

•	increased competition for properties targeted by the Fund’s investment strategy;

•	bankruptcies, financial difficulties or lease defaults by tenants;

•	increases in interest rates and lack of availability of financing;

•	events or conditions beyond our control, including natural disasters, extreme weather conditions, climate-change related risks, acts of terrorism, war and outbreaks of contagious disease; and

•
changes in government rules, regulations and fiscal policies, including increases in property taxes, changes in zoning laws, limitations on rental rates, and increasing costs to comply with environmental laws.

All of these factors are beyond the Fund’s control. Any negative changes in these factors could affect the Fund’s performance and the Fund’s ability to meet the Fund’s obligations and make distributions to shareholders.
There are also special risks associated with particular sectors, or real estate operations generally, as described below:
Retail Properties.
Retail properties are affected by shifts in consumer demand due to demographic changes, changes in spending patterns and lease terminations.
Office Properties.
Office properties are affected by factors such as a downturn in the businesses operated by their tenants.
Hospitality Properties.
Hotel properties and other properties in the hospitality real estate sector, such as motels and extended-stay properties, are affected by declines in business and leisure travel.
Healthcare and Life Sciences Properties.
Healthcare and life sciences properties are affected by federal, state and local laws governing licenses, certification, adequacy of care, pharmaceutical distribution, rates, equipment, personnel and other factors regarding operations, and the continued availability of revenue from government reimbursement programs.
Student Housing Properties.
Student housing properties are affected by seasonal leasing and cash flow risks, and are subject to unique demand drivers.
Industrial Properties.
Industrial properties are affected by downturns in the manufacturing, processing and shipping of goods.
Multifamily Properties.
Multifamily properties are affected by adverse economic conditions in the locale, oversupply and rent control laws.
Residential Properties.
Residential properties can be significantly affected by the national, regional and local real estate markets. This segment of the real estate industry also is sensitive to interest rate fluctuations which can cause changes in the availability of mortgage capital and directly affect the purchasing power of potential

10

homebuyers. Thus, residential properties can be significantly affected by changes in government spending, consumer confidence, demographic patterns and the level of new and existing home sales.
Shopping Centers.
Shopping center properties are affected by changes in the local markets where their properties are located and dependent upon the successful operations and financial condition of their major tenants.
Self-Storage Properties.
Self-storage properties are affected by changes to competing local properties, consumer and small business demand for storage space, and the abilities of the management team.
Other factors may contribute to the risk of real estate investments:
Development Issues.
Real estate development companies are affected by construction delays and insufficient tenant demand to occupy newly developed properties.
Lack of Insurance.
Certain of the companies in the Fund’s portfolio may fail to carry comprehensive liability, fire, flood, wind or earthquake extended coverage and rental loss insurance, or the insurance in place may be subject to various policy specifications, limits and deductibles.
Dependence on Tenants.
The ability of real estate companies to make distributions to shareholders depends upon the ability of the tenants at their properties to generate enough income in excess of tenant operating expenses to make their lease payments.
Financial Leverage.
Real estate companies may be highly leveraged and financial covenants may affect the ability of real estate companies to operate effectively.
Environmental Issues.
Owners of properties that may contain hazardous or toxic substances may be responsible for removal or remediation costs.
Financing Issues.
Financial institutions in which the Fund may invest are subject to extensive government regulation. This regulation may limit both the amount and types of loans and other financial commitments a financial institution can make, and the interest rates and fees it can charge.
Private Equity and Private Market Investments Risk.
Investments made in connection with acquisition transactions are subject to a variety of special risks, including the risk that the acquiring company has paid over market value for the acquired business, the risk of unforeseen liabilities, the risks associated with new or unproven management or new business strategies and the risk that the acquired business will not be successfully integrated with existing businesses or produce the expected synergies.
Companies in which the Fund may invest, either directly or through Portfolio Funds, may face significant fluctuations in operating results, may need to engage in acquisitions or divestitures of assets in order to compete successfully or survive financially, may be operating at a loss, may be engaged in a rapidly changing business with products subject to a substantial risk of obsolescence, may require substantial additional capital (which may be difficult to raise) to support their operations, to finance expansion or to maintain their competitive position, or otherwise may have a weak financial condition.
Companies in which the Fund may invest, either directly or through Portfolio Funds, may be highly leveraged and, as a consequence, subject to restrictive financial and operating covenants. The leverage may impair the ability of these companies to finance their future operations and capital needs. As a result, these companies may lack the flexibility to respond to changing business and economic conditions, or to take advantage of business opportunities.

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Companies in which the Fund may invest, either directly or through Portfolio Funds, may face intense competition, including competition from companies with far greater financial resources, more extensive development, manufacturing, marketing and other capabilities, and a larger number of qualified managerial and technical personnel.
Direct Investments Risk.
Direct investing alongside one or more other parties in an investment (i.e., as a co-investor)
involves risks that may not be present in investments made by lead or sponsoring private equity investors. As a co-investor,
the Fund may have interests or objectives that are inconsistent with those of the lead private equity investors that generally have a greater degree of control over such investments.
In addition, in order to take advantage of
co-investment
opportunities as a
co-investor,
the Fund generally will be required to hold a
non-controlling
interest, for example, by becoming a limited partner in a partnership that is controlled by the general partner or manager of the private equity fund offering the co-investment,
on a
co-investor
basis, to the Fund. In this event, the Fund would have less control over the investment and may be adversely affected by actions taken by such general partner or manager with respect to the portfolio company and the Fund’s investment in it. The Fund may not have the opportunity to participate in structuring investments or to determine the terms under which such investments will be made.
The Fund may in certain circumstances be liable for the actions of its third-party co-venturers.
Co-investments
made with third parties in joint ventures or other entities also may involve carried interests and/or other fees payable to such third party partners or co-venturers.
There can be no assurance that appropriate minority shareholder rights will be available to the Fund or that such rights will provide sufficient protection to the Fund’s interests.
Loans Risk
.
Under normal market conditions, the Fund will invest in loans. The loans that the Fund may invest in include loans that are first lien, second lien, third lien or that are unsecured. In addition, the loans the Fund will invest in will usually be rated below investment grade or may be unrated. Loans are subject to a number of risks described elsewhere in this prospectus, including credit risk, liquidity risk, below investment grade instruments risk and management risk.
Senior Loans Risk
. Senior secured loans are usually rated below investment grade or may be unrated. As a result, the risks associated with senior secured loans are similar to the risks of below investment grade fixed income instruments, although senior secured loans are senior and secured in contrast to other below investment grade fixed income instruments, which are often subordinated or unsecured. Investment in senior secured loans rated below investment grade is considered speculative because of the credit risk of their issuers. There may be less readily available and reliable information about most senior secured loans than is the case for many other types of securities. As a result, the Adviser will rely primarily on its own evaluation of a borrower’s credit quality rather than on any available independent sources. Therefore, the Fund will be particularly dependent on the analytical abilities of the Adviser.
In general, the secondary trading market for senior secured loans is not well developed. No active trading market may exist for certain senior secured loans, which may make it difficult to value them. Illiquidity and adverse market conditions may mean that the Fund may not be able to sell senior secured loans quickly or at a fair price. To the extent that a secondary market does exist for certain senior secured loans, the market for them may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods.
Subordinated Loans or Securities.
Certain of the Fund’s investments may consist of loans or securities, or interests in pools of securities that are subordinated or may be subordinated in right of payment and ranked junior to other securities issued by, or loans made to obligors. If an obligor experiences financial difficulty, holders of its more senior securities will be entitled to payments in priority to the Fund. Some of the Fund’s asset-backed

12

investments may also have structural features that divert payments of interest and/or principal to more senior classes of loans or securities backed by the same assets when loss rates or delinquency exceeds certain levels. This may interrupt the income the Fund receives from its investments, which may lead to the Fund having less income to distribute to investors.
In addition, many of the obligors are highly leveraged and many of the Fund’s investments will be in securities which are unrated or rated below investment grade. Such investments are subject to additional risks, including an increased risk of default during periods of economic downturn, the possibility that the obligor may not be able to meet its debt payments and limited secondary market support, among other risks.
Loans to Private Companie
s. Loans to private and middle-market companies involves risks that may not exist in the case of large, more established and/or publicly traded companies.
Portfolio Funds Risk.
The Fund’s investments in Portfolio Funds are subject to a number of risks. The marketability of Portfolio Fund interests may be restricted, and the realization of investments from them may take considerable time and/or be costly. Some of the Portfolio Funds in which the Fund invests may have only limited operating histories. Although the Adviser will seek to receive detailed information from each Portfolio Fund regarding its business strategy and any performance history, in most cases the Adviser will have little or no means of independently verifying this information. In addition, Portfolio Funds may have little or no near-term cash flow available to distribute to investors, including the Fund. Due to the pattern of cash flows in Portfolio Funds, investors typically will see negative returns in the early stages of Portfolio Funds. Then, as investments are able to realize liquidity events, such as a sale or initial public offering, positive returns will be realized if the Portfolio Fund’s investments are successful.
Portfolio Fund interests are ordinarily valued based upon valuations provided by the Portfolio Fund managers, which may be received on a delayed basis. Certain securities in which the Portfolio Funds invest may not have a readily ascertainable market price and are fair valued by the Portfolio Fund managers. A Portfolio Fund manager may face a conflict of interest in valuing such securities because their values may have an impact on the Portfolio Fund manager’s compensation. The Adviser will review and perform due diligence on the valuation procedures used by each Portfolio Fund manager and monitor the returns provided by the Portfolio Funds. However, neither the Adviser nor the Board is able to confirm the accuracy of valuations provided by Portfolio Fund managers. Inaccurate valuations provided by Portfolio Funds could materially adversely affect the value of shares.
The Fund will pay asset-based fees, and, in most cases, will be subject to performance-based fees in respect of its interests in Portfolio Funds. Such fees and performance-based compensation are in addition to the monthly management fee. In addition, performance-based fees charged by Portfolio Fund managers may create incentives for the Portfolio Fund managers to make risky investments, and may be payable by the Fund to a Portfolio Fund manager based on a Portfolio Fund’s positive returns even if the Fund’s overall returns are negative.
Moreover, a shareholder in the Fund will indirectly bear a proportionate share of the fees and expenses of the Portfolio Funds, in addition to its proportionate share of the expenses of the Fund. Thus, a shareholder in the Fund may be subject to higher operating expenses than if the shareholder invested in the Portfolio Funds directly. In addition, because of the deduction of the fees payable by the Fund to the Adviser and other expenses payable directly by the Fund from amounts distributed to the Fund by the Portfolio Funds, the returns to a shareholder in the Fund will be lower than the returns to a direct investor in the Portfolio Funds. Fees and expenses of the Fund and the Portfolio Funds will generally be paid regardless of whether the Fund or Portfolio Funds produce positive investment returns. Shareholders could avoid the additional level of fees and expenses of the Fund by investing directly with the Portfolio Funds, although access to many Portfolio Funds may be limited or unavailable, and may not be permitted for investors who do not meet the substantial minimum net worth and other criteria for direct investment in Portfolio Funds.

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There is a risk that the Fund may be precluded from acquiring an interest in certain Portfolio Funds due to regulatory implications under the 1940 Act or other laws, rules and regulations or may be limited in the amount it can invest in voting securities of Portfolio Funds. The Adviser also may refrain from including a Portfolio Fund in the Fund’s portfolio in order to address adverse regulatory implications that would arise under the 1940 Act for the Fund if such an investment was made. In addition, the SEC has adopted Rule
18f-4
under the 1940 Act, which, among other things, may impact the ability of the Fund to enter into unfunded commitment agreements, such as a capital commitment to a Portfolio Fund or as part of a co-investment.
The Fund’s investments in Secondary Investments typically will include an unfunded portion where the Fund commits to invest equity in a Portfolio Fund in the future. Similarly, the Fund’s co-investments
may include an unfunded commitment to invest equity in special purpose vehicles or other issuers. These unfunded commitments generally can be drawn at the discretion of the general partner of the Portfolio Fund or other issuer subject to certain conditions (e.g., notice provisions). At times, the Fund expects that a significant portion of its assets will be invested in money market funds or other cash items, pending the calling of these unfunded commitments, as part of its risk management process to seek to ensure the Fund will have sufficient cash and cash equivalents to meet its obligations with respect to its unfunded commitments to invest equity in Portfolio Funds and special purpose vehicles that acquire private market investments as they come due. In addition, the Fund’s ability to invest may be affected by considerations under other laws, rules or regulations. Such regulatory restrictions, including those arising under the 1940 Act, may cause the Fund to invest in different Portfolio Funds or co-investments
than other clients of the Adviser.
If the Fund fails to satisfy capital calls to a Portfolio Fund in a timely manner then, generally, it will be subject to significant penalties, including the complete forfeiture of the Fund’s investment in the Portfolio Fund. Any failure by the Fund to make timely capital contributions may impair the ability of the Fund to pursue its investment program, cause the Fund to be subject to certain penalties from the Portfolio Funds or otherwise impair the value of the Fund’s investments.
The governing documents of a Portfolio Fund generally are expected to include provisions that would enable the general partner, the manager, or a majority in interest (or higher percentage) of its limited partners or members, under certain circumstances, to terminate the Portfolio Fund prior to the end of its stated term. Early termination of a Portfolio Fund in which the Fund is invested may result in the Fund having distributed to it a portfolio of immature securities, or the Fund’s inability to invest all of its capital as anticipated, either of which could have a material adverse effect on the performance of the Fund.
Although the Fund will be an investor in a Portfolio Fund, shareholders will not themselves be equity holders of that Portfolio Fund and will not be entitled to enforce any rights directly against the Portfolio Fund or the Portfolio Fund manager or assert claims directly against any Portfolio Funds, the Portfolio Fund managers or their respective affiliates. Shareholders will have no right to receive the information issued by the Portfolio Funds that may be available to the Fund as an investor in the Portfolio Funds. In addition, Portfolio Funds generally are not registered as investment companies under the 1940 Act; therefore, the Fund, as an investor in Portfolio Funds, will not have the benefit of the protections afforded by the 1940 Act. Portfolio Fund managers may not be registered as investment advisers under the Advisers Act, in which case the Fund, as an investor in Portfolio Funds managed by such Portfolio Fund managers, will not have the benefit of certain of the protections afforded by the Advisers Act.
Commitments to Portfolio Funds generally are not immediately invested. Instead, committed amounts are drawn down by Portfolio Funds and invested over time, as underlying investments are identified—a process that may take a period of several years, with limited ability to predict with precision the timing and amount of each Portfolio Fund’s drawdowns. During this period, investments made early in a Portfolio Fund’s life are often realized (generating distributions) even before the committed capital has been fully drawn. In addition, many Portfolio Funds do not draw down 100% of committed capital, and historic trends and practices can inform the

14

Adviser as to when it can expect to no longer need to fund capital calls for a particular Portfolio Fund. Accordingly, the Adviser may make investments and commitments based, in part, on anticipated future capital calls and distributions from Portfolio Funds. This may result in the Fund making commitments to Portfolio Funds in an aggregate amount that exceeds the total amounts invested by shareholders in the Fund at the time of such commitment (i.e., to “over-commit”). To the extent that the Fund engages in an “over-commitment” strategy, the risk associated with the Fund defaulting on a commitment to a Portfolio Fund will increase. The Fund will maintain cash, cash equivalents, borrowings or other liquid assets in sufficient amounts, in the Adviser’s judgment, to satisfy capital calls from Portfolio Funds.
Lack of Control Over the Portfolio Funds and Other Portfolio Investments.
The Adviser will have no control over the investment decisions made by any Portfolio Fund. Although the Fund and the Adviser will regularly evaluate each Portfolio Fund and its manager to determine whether their respective investment programs are consistent with the Fund’s investment objective, the Adviser will not have any control over the investments made by any Portfolio Fund. Even though the Portfolio Funds are subject to certain constraints, the managers may change aspects of their investment strategies. The managers may do so at any time (for example, such change may occur immediately after providing the Adviser with the quarterly unaudited financial information for a Private REIT). The Adviser may reallocate the Fund’s investments among the Portfolio Funds, but the Adviser’s ability to do so may be constrained by the withdrawal limitations imposed by the Portfolio Funds, which may prevent the Fund from reacting rapidly to market changes should a Portfolio Fund fail to effect portfolio changes consistent with such market changes and the demands of the Adviser. Such withdrawal limitations may also restrict the Adviser’s ability to terminate investments in Portfolio Funds that are poorly performing or have otherwise had adverse changes. The Adviser will be dependent on information provided by the Portfolio Fund, including quarterly unaudited financial statements, which if inaccurate, could adversely affect the Adviser’s ability to manage the Fund’s investment portfolio in accordance with its investment objective. By investing in the Fund, a shareholder will not be deemed to be an investor in any Portfolio Fund and will not have the ability to exercise any rights attributable to an investor in any such Portfolio Fund related to their investment.
REIT Risk.
Share prices of Public REITs may decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. Qualification as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”) in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that an entity in which the Fund invests with the expectation that it will be taxed as a REIT will, in fact, qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. Dividends paid by REITs may not receive preferential tax treatment afforded other dividends.
REOC Risk.
Real estate operating companies (“REOCs”), like REITs, expose the Fund to the risks of the real estate market. These risks can include fluctuations in the value of underlying properties; destruction of underlying properties; defaults by borrowers or tenants; market saturation; changes in general and local economic conditions; decreases in market rates for rents; increases in vacancies; competition; property taxes; capital expenditures, or operating expenses; and other economic, political or regulatory occurrences affecting the real estate industry. REOCs may also be affected by risks similar to investments in debt securities, including changes in interest rates and the quality of credit extended. REOCs require specialized management and pay management expenses; may have less trading volume; may be subject to more abrupt or erratic price movements than the overall securities markets; and may invest in a limited number of properties, in a narrow geographic area, or in a single property type which increase the risk that the portfolio could be unfavorably affected by the poor performance of a single investment or investment type. In addition, defaults on or sales of investments that the REOC holds could reduce the cash flow needed to make distributions to investors.

15

Portfolio Funds’ Underlying Investments Risk.
The investments made by the Portfolio Funds will entail a high degree of risk and in most cases be difficult to value. As a general matter, companies in which the Portfolio Fund invests may face intense competition, including competition from companies with far greater financial resources; more extensive research, development, technological, marketing and other capabilities; and a larger number of qualified managerial and technical personnel.
A Portfolio Fund manager may focus on a particular industry or sector, which may subject the Portfolio Fund, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries. Likewise, a Portfolio Fund manager may focus on a particular country or geographic region, which may subject the Portfolio Fund, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of geographic regions. In addition, Portfolio Funds may establish positions in different geographic regions or industries that, depending on market conditions, could experience offsetting returns.
The Fund will not obtain or seek to obtain any control over the management of any portfolio company in which any Portfolio Fund may invest. The success of each investment made by a Portfolio Fund will largely depend on the ability and success of the management of the portfolio companies in addition to economic and market factors.
Secondary Investments Risk.
The Fund may have limited Secondary Investment opportunities. The Fund may make Secondary Investments in Portfolio Funds by acquiring the interests in the Portfolio Funds from existing investors in such Portfolio Funds. In such instances, it is generally not expected that the Fund will have the opportunity to negotiate the terms of the interests being acquired, other than the purchase price, or other special rights or privileges. Moreover, there is no assurance that the Fund will be able to purchase interests at discounts to NAV, or at all. The overall performance of the Fund will depend in large part on the acquisition price paid by the Fund for its Secondary Investments, the structure of such acquisitions and the overall success of the Portfolio Fund.
There is significant competition for Secondary Investments. No assurance can be given that the Fund will be able to identify Secondary Investments that satisfy the Fund’s investment objective or, if the Fund is successful in identifying such Secondary Investments, that the Fund will be permitted to invest, or invest in the amounts desired, in such Secondary Investments.
Asset-Backed Securities Risk.
Asset-backed securities represent interests in “pools” of Real Estate Debt Investments or other real estate securities, including leasehold and fee simple interests in such assets. Asset-backed securities often involve risks that are different from or possibly more acute than risks associated with other types of debt instruments. Some asset-backed securities are subject to interest rate risk and prepayment risk. A change in interest can affect the pace of payments on the underlying loans, which in turn affects total return on the securities. Asset-backed securities also carry credit or default risk. If many borrowers on the underlying loans default, losses could exceed the credit enhancement level and result in losses to investors in asset-backed securities. In addition, asset-backed securities have structural risk due to a unique characteristic known as early amortization, or early payout, risk. Built into the structure of most asset-backed securities are triggers for early payout, designed to protect investors from losses. These triggers are unique to each transaction and can include a big rise in defaults on the underlying loans, a sharp drop in the credit enhancement level or even the bankruptcy of the originator. Once early amortization begins, all incoming loan payments (after expenses are paid) are used to pay investors as quickly as possible based upon a predetermined priority of payment.
Commercial Mortgage-Backed Securities Risk.
Commercial mortgage-backed securities include securities that reflect an interest in, and are secured by, mortgage loans on commercial real property (such as office properties, retail properties, hospitality properties, industrial properties, healthcare-related properties or other types of income producing real property). Many of the risks of investing in commercial mortgage-backed securities reflect the risks of investing in the real estate securing the underlying mortgage loans, which include the risks associated with the effects of local and other economic conditions on real estate markets, the ability of tenants to

16

make loan payments, increases in interest rates, real estate tax rates and other operating expenses, changes in governmental rules, regulations and fiscal policies, the effects of and responses to infectious illness outbreaks, epidemics of pandemics, and the ability of a property to attract and retain tenants. Commercial mortgage-backed securities depend on cash flows generated by underlying commercial real estate loans, receivables, and other assets, and can be significantly affected by changes in market and economic conditions, the availability of information regarding the underlying assets and their structures, and the creditworthiness of the borrowers or tenants. Commercial mortgage-backed securities may be less liquid and exhibit greater price volatility than other types of mortgage- or asset-backed securities. Commercial mortgage-backed securities issued by private issuers may offer higher yields than commercial mortgage-backed securities issued by government issuers, but also may be subject to greater volatility than commercial mortgage-backed securities issued by government issuers. The commercial mortgage-backed securities market may experience substantially lower valuations and greatly reduced liquidity. Commercial mortgage-backed securities held by the Fund may be subordinated to one or more other classes of securities of the same series for purposes of, among other things, establishing payment priorities and offsetting losses and other shortfalls with respect to the related underlying mortgage loans. There can be no assurance that the subordination will be sufficient on any date to offset all losses or expenses incurred by the underlying trust. The value of CMBS and other mortgage-backed securities in which the Fund may invest generally will have an inverse relationship with interest rates. Accordingly, if interest rates rise, the value of such securities will decline. In addition, to the extent that the mortgage loans which underlie specific mortgage-backed securities are pre-payable,
the value of such mortgage securities may be negatively affected by increasing prepayments, which generally occur when interest rates decline.
Residential Mortgage-Backed Securities Risk.
The Fund may invest certain of its assets in residential mortgage-backed securities and become a holder of RMBS. Holders of RMBS bear various risks, including credit, market, interest rate, structural and legal risks. RMBS represent interests in pools of residential mortgage loans secured by residential mortgage loans. Such loans may be prepaid at any time. Residential mortgage loans are obligations of the borrowers thereunder only and are not typically insured or guaranteed by any other person or entity, although such loans may be securitized and the securities issued in such securitization may be guaranteed or credit enhanced. The rate of defaults and losses on residential mortgage loans will be affected by a number of factors, including general economic conditions and those in the area where the related mortgaged property is located, the borrower’s equity in the mortgaged property and the financial circumstances of the borrower. If a residential mortgage loan is in default, foreclosure of such residential mortgage loan may be a lengthy and difficult process, and may involve significant expenses. Furthermore, the market for defaulted residential mortgage loans or foreclosed properties may be very limited.
Structured Products Risk.
Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk. The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product’s administrative and other expenses. Although it is difficult to predict whether the prices of indices and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter term financing to purchase longer term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining short-term financing, which may adversely affect the value of the structured products owned by the Fund.
Investments in structured notes involve risks, including credit risk and market risk. Where the Fund’s investments in structured notes are based upon the movement of one or more factors, including currency exchange rates, interest rates, referenced bonds and stock indices, depending on the factor used and the use of

17

multipliers or deflators, changes in interest rates and movement of the factor may cause significant price fluctuations. Additionally, changes in the reference instrument or security may cause the interest rate on the structured note to be reduced to zero, and any further changes in the reference instrument may then reduce the principal amount payable on maturity. Structured notes may be less liquid than other types of securities and more volatile than the reference instrument or security underlying the note.
CLO Risk.
In addition to the general risks associated with real estate securities, debt securities and structured products discussed herein, CLOs carry additional risks, including, but not limited to (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the possibility that the investments in CLOs are subordinate to other classes or tranches thereof, (iv) the potential of spread compression in the underlying loans of the CLO, which could reduce credit enhancement in the CLOs and (v) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.
CLO junior debt securities that the Fund may acquire are subordinated to more senior tranches of CLO debt. CLO junior debt securities are subject to increased risks of default relative to the holders of superior priority interests in the same securities. In addition, at the time of issuance, CLO equity securities are under-collateralized in that the liabilities of a CLO at inception exceed its total assets. Though not exclusively, the Fund will typically be in a first loss or subordinated position with respect to realized losses on the assets of the CLOs in which it is invested. The Fund may recognize phantom taxable income from its investments in the subordinated tranches of CLOs.
Between the closing date and the effective date of a CLO, the CLO collateral manager will generally expect to purchase additional collateral obligations for the CLO. During this period, the price and availability of these collateral obligations may be adversely affected by a number of market factors, including price volatility and availability of investments suitable for the CLO, which could hamper the ability of the collateral manager to acquire a portfolio of collateral obligations that will satisfy specified concentration limitations and allow the CLO to reach the initial par amount of collateral prior to the effective date. An inability or delay in reaching the target initial par amount of collateral may adversely affect the timing and amount of interest or principal payments received by the holders of the CLO debt securities and distributions of the CLO on equity securities and could result in early redemptions which may cause CLO debt and equity investors to receive less than face value of their investment.
The failure by a CLO in which the Fund invests to satisfy financial covenants, including with respect to adequate collateralization and/or interest coverage tests, could lead to a reduction in the CLO’s payments to the Fund. In the event that a CLO fails certain tests, holders of CLO senior debt may be entitled to additional payments that would, in turn, reduce the payments the Fund would otherwise be entitled to receive. Separately, the Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting CLO or any other investment the Fund may make. If any of these occur, it could adversely affect the Fund’s operating results and cash flows.
The Fund’s CLO investments are exposed to leveraged credit risk. If certain minimum collateral value ratios and/or interest coverage ratios are not met by a CLO, primarily due to senior secured loan defaults, then cash flow that otherwise would have been available to pay distributions to the Fund on its CLO investments may instead be used to redeem any senior notes or to purchase additional senior secured loans, until the ratios again exceed the minimum required levels or any senior notes are repaid in full.
Subordinated Debt Risk
. The Fund may from time to time invest in debt instruments, including junior tranches of CMBS and “mezzanine” or junior mortgage loans (e.g.,
B-Notes),
that are subordinated in an issuer’s capital structure. To the extent the Fund invests in subordinated debt of an issuer’s capital structure or subordinated CMBS bonds, such investments and the Fund’s remedies with respect thereto, including the ability to foreclose

18

on any collateral securing such investments, will be subject to the rights of any senior creditors and, to the extent applicable, contractual inter-creditor and/or participation agreement provisions.
Investments in subordinated debt involve greater credit risk of default than the senior classes of the issue or series. Subordinated tranches of CMBS or other investments absorb losses from default before other more senior tranches of CMBS to which it is subordinate are put at risk. As a result, to the extent the Fund invests in subordinate debt instruments (including CMBS), the Fund would potentially receive payments or interest distributions after, and must bear the effects of losses or defaults on the senior debt (including underlying mortgage loans, senior mezzanine debt or senior CMBS bonds) before, the holders of other more senior tranches of debt instruments with respect to such issuer.
Mezzanine Securities Risk.
 Although not secured by the underlying real estate, mezzanine loans are also subject to risk of subordination and share certain characteristics of subordinate loan interests described above. As with commercial mortgage loans, repayment of a mezzanine loan is dependent on the successful operation of the underlying commercial properties and, therefore, is subject to similar considerations and risks. Mezzanine loans may also be affected by the successful operation of other properties, but mezzanine loans are not secured by interests in the underlying commercial properties.
Rehypothecated Securities Risk.
In connection with the use of the BNP Credit Facility for leverage, the Fund permits the lender, subject to certain conditions, to rehypothecate (i.e., lend to other counterparties) portfolio securities pledged by the Fund up to the amount of the loan balance outstanding. The terms of the BNP Credit Facility provide that the Fund continue to receive dividends and interest on rehypothecated securities. The Fund has the right under the BNP Credit Facility to recall rehypothecated securities from BNP on demand. If BNP fails to deliver a recalled security in a timely manner, the BNP Credit Facility provides for compensation by BNP to the Fund for any fees or losses related to the failed delivery or, in the event a recalled security will not be returned by BNP, for the Fund, upon notice to BNP, to reduce the loan balance outstanding by the amount of the recalled security failed to be returned. The terms of the BNP Credit Facility pursuant to which portfolio securities pledged by the Fund are rehypothecated may provide for receipt by the Fund, either directly or indirectly through a reduction in the costs associated with the BNP Credit Facility, of a portion of the fees earned by BNP in connection with the rehypothecation of such portfolio securities. Rehypothecation by BNP of the Fund’s pledged portfolio securities entails risks, including the risk that BNP will be unable or unwilling to return rehypothecated securities, which could result in, among other things, the inability of the Fund to find suitable investments to replace the unreturned securities, thereby impairing the ability of the Fund to achieve its investment objective.
Use of Leverage by the Fund.
Although the Fund has the option to borrow, including through the Credit Facilities, there are significant risks that may be assumed in connection with such borrowings. Investors in the Fund should consider the various risks of financial leverage, including, without limitation, the matters described below. There is no assurance that a leveraging strategy would be successful. Financial leverage involves risks and special considerations for shareholders including: (i) the likelihood of greater volatility of NAV of the shares than a comparable portfolio without leverage; (ii) the risk that fluctuations in interest rates on borrowings and short-term debt that the Fund must pay will reduce the return to the shareholders; (iii) the effect of financial leverage in a market experiencing rising interest rates, which would likely cause a greater decline in the NAV of the shares than if the Fund were not leveraged; and (iv) the potential for an increase in operating costs, which may reduce the Fund’s total return.
Derivatives Risk.
The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. Derivatives are subject to a number of risks, such as liquidity risk (which may be heightened for highly-customized derivatives), interest rate risk, market risk, credit risk, leveraging risk, counterparty risk, tax risk, and management risk, as well as risks arising from changes in applicable requirements. They also involve the risk of mispricing, the risk of unfavorable

19

or ambiguous documentation and the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. The Fund’s use of derivatives may increase or accelerate the amount of taxes payable by common shareholders.
The Fund relies on certain exemptions in Rule
18f-4
under the 1940 Act to enter into derivatives transactions and certain other transactions notwithstanding the restrictions on the issuance of “senior securities” under Section 18 of the 1940 Act. Under Rule
18f-4,
“derivatives transactions” include the following: (1) any swap, security-based swap, futures contract, forward contract, option (excluding purchased options), any combination of the foregoing, or any similar instrument, under which the Fund is or may be required to make any payment or delivery of cash or other assets during the life of the instrument or at maturity or early termination, whether as margin or settlement payment or otherwise; (2) any short sale borrowing; and (3) if the Fund relies on the exemption in Rule
18f-4(d)(1)(ii),
reverse repurchase agreements and similar financing transactions. The Fund will rely on a separate exemption in Rule
18f-4(e)
when entering into unfunded commitment agreements, which includes any commitment to make a loan to a company, including term loans, delayed draw term loans, and revolvers, or to invest equity in a company. To rely on the unfunded commitment agreements exemption, the Fund must reasonably believe, at the time it enters into such agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as they come due. The Fund will rely on the exemption in Rule
18f-4(f)
when purchasing when-issued or forward-settling securities (e.g., firm and standby commitments, including to-be-announced
commitments, and dollar rolls) and
non-standard
settlement cycle securities, if certain conditions are met.
The Fund intends to operate as a “limited derivatives user” for purposes of the derivatives transactions exemption in Rule
18f-4.
To qualify as a limited derivatives user, the Fund’s “derivatives exposure” is limited to 10% of its net assets subject to exclusions for certain currency or interest rate hedging transactions (as calculated in accordance with Rule
18f-4).
Unless the Fund qualifies as a “limited derivatives user” as defined in Rule
18f-4,
the rule would, among other things, require the Fund to establish a comprehensive derivatives risk management program, to comply with certain value-at-risk
based leverage limits, to appoint a derivatives risk manager and to provide additional disclosure both publicly and to the SEC regarding its derivatives positions.
Reverse Repurchase Agreements Risk.
The Fund’s use of reverse repurchase agreements involves many of the same risks involved in the Fund’s use of leverage, as the proceeds from reverse repurchase agreements generally will be invested in additional securities. There is a risk that the market value of the securities acquired in the reverse repurchase agreement may decline below the price of the securities that the Fund has sold but remains obligated to repurchase. In addition, there is a risk that the market value of the securities retained by the Fund may decline. If the buyer of securities under a reverse repurchase agreement were to file for bankruptcy or experiences insolvency, the Fund may be adversely affected. Also, in entering into reverse repurchase agreements, the Fund would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the underlying securities. In addition, due to the interest costs associated with reverse repurchase agreements transactions, the Fund’s NAV will decline, and, in some cases, the Fund may be worse off than if it had not used such instruments.
Use of Leverage by Portfolio Funds.
In addition to any borrowing utilized by the Fund, the Portfolio Funds in which the Fund invests may utilize financial leverage, subject to the limitations of their charters and operative documents. Certain Portfolio Funds may not be subject to the limitations imposed by the 1940 Act regarding the use of leverage with respect to which registered investment companies, including the Fund, are subject. In that regard, the Fund intends to limit its borrowing to an amount that does not exceed 33 1/3% of the Fund’s gross asset value. Leverage by Portfolio Funds and/or the Fund has the effect of potentially increasing losses.
Valuation of Portfolio Funds.
Certain Portfolio Funds in which the Fund invests are not publicly traded and the Fund may consider information provided by the institutional asset manager of each respective Portfolio Fund to

20

determine the estimated value of the Fund’s investment therein. The valuation provided by an institutional asset manager as of a specific date may vary from the actual sale price that may be obtained if such investment were sold to a third party. To determine the estimated value of the Fund’s investment in Portfolio Funds, the Adviser considers, among other things, information provided by the Portfolio Funds, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to value accurately the Fund’s shares. Portfolio Funds that invest primarily in publicly traded securities are more easily valued.
Credit Risk.
Credit risk is the risk that one or more loans in the Fund’s portfolio will decline in price or fail to pay interest or principal when due because the issuer of the instrument experiences a decline in its financial status. While a senior position in the capital structure of a borrower or issuer may provide some protection with respect to the Fund’s investments in certain loans, losses may still occur because the market value of loans is affected by the creditworthiness of borrowers or issuers and by general economic and specific industry conditions and the Fund’s other investments will often be subordinate to other debt in the issuer’s capital structure. To the extent the Fund invests in below investment grade instruments, it will be exposed to a greater amount of credit risk than a fund which invests in investment grade securities. The prices of lower grade instruments are more sensitive to negative developments, such as a decline in the issuer’s revenues or a general economic downturn, than are the prices of higher grade instruments. Instruments of below investment grade quality are predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal when due and therefore involve a greater risk of default.
Preferred Securities Risk.
Preferred securities are subject to credit risk and interest rate risk. Interest rate risk is, in general, the risk that the price of a preferred security falls when interest rates rise. Securities with longer maturities tend to be more sensitive to interest rate changes. Credit risk is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Holders of preferred securities may not receive dividends, or the payment can be deferred for some period of time. In bankruptcy, creditors are generally paid before the holders of preferred securities.
Convertible Securities Risk.
Convertible securities are typically issued as bonds or preferred shares with the option to convert to equities. As a result, convertible securities are a hybrid that have characteristics of both bonds and common stocks and are subject to risks associated with both debt securities and equity securities. The market value of bonds and preferred shares tend to decline as interest rates increase. Fixed income and preferred securities also are subject to credit risk, which is the risk that an issuer of a security may not be able to make principal and interest or dividend payments as due. Convertible securities may have characteristics similar to common stocks especially when their conversion value is higher than their value as a bond. The price of equity securities into which a convertible security may convert may fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Additionally, the value of the embedded conversion option may be difficult to value and evaluate because the option does not trade separately from the convertible security.
High Yield Securities Risk.
The Fund may invest in debt securities and preferred securities rated less than investment grade that are sometimes referred to as high yield or “junk.” These securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality securities. High yield securities present greater risk than securities of higher quality, including an increased risk of default. An economic downturn or period of rising interest rates could adversely affect the market for these securities.
Interest Rate Risk.
The fixed-income instruments that the Fund may invest in are subject to the risk that market values of such securities will decline as interest rates increase. These changes in interest rates have a more pronounced effect on securities with longer durations. Typically, the impact of changes in interest rates on the market value of an instrument will be more pronounced for fixed-rate instruments than it will for floating rate

21

instruments. Fluctuations in the value of portfolio securities will not affect interest income on existing portfolio securities but will be reflected in the Fund’s NAV. The debt capital that will be available to the Fund in the future, if at all, may be impacted by changes in and uncertainty surrounding interest rates. Depending on the interest rate environment and general state of credit markets, potential debt capital may be available only at a higher cost and on terms and conditions less favorable than what the Fund has historically experienced. Market volatility, rising interest rates, uncertainty around interest rates and/or unfavorable economic conditions could adversely affect the Fund’s business.
Foreign Securities and Emerging Markets Risk.
The Fund may have investments in foreign securities. Foreign securities have investment risks different from those associated with domestic securities. Changes in foreign economies and political climates are more likely to affect the Fund with investments in foreign securities than another fund that invests exclusively in domestic securities. The value of foreign currency denominated securities or foreign currency contracts is affected by the value of the local currency relative to the U.S. dollar. There may be less government supervision of foreign markets, resulting in non-uniform
accounting practices and less publicly available information about issuers of foreign securities.
The Fund may also invest in emerging markets, which are markets of countries in the initial stages of industrialization and have low per capita income. In addition to the risks of foreign securities in general, countries in emerging markets are more volatile and can have relatively unstable governments, social and legal systems that do not protect shareholders, economies based on only a few industries, and securities markets that trade a small number of issues which could reduce liquidity.
Infrastructure Industry Risk.
 Infrastructure investments may be subject to a variety of risks, not all of which can be foreseen or quantified, including: (i) the burdens of ownership of infrastructure: (ii) local, national and international political and economic conditions; (iii) the supply and demand for services from and access to infrastructure; (iv) the financial condition of users and suppliers of infrastructure assets; (v) changes in interest rates and the availability of funds which may render the purchase, sale or refinancing of infrastructure assets difficult or impracticable; (vi) changes in regulations, planning laws and other governmental rules; (vii) changes in fiscal and monetary policies; (viii) under-insured or uninsurable losses, such as force majeure acts and terrorist events; (ix) reduced investment in public and private infrastructure projects; and (x) other factors which are beyond the reasonable control of the Fund. Many of the foregoing factors could cause fluctuations in usage, expenses and revenues, causing the value of investments to decline and a material adverse effect on the Fund’s or an infrastructure asset’s performance.
Risks Associated with Debt Financing
Leveraging Risk.
The use of leverage, such as borrowing money to purchase securities, will cause the Fund to incur additional expenses and magnify the Fund’s gains or losses.
Credit Risk.
Issuers of debt securities may not make scheduled interest and principal payments, resulting in losses to the Fund. In addition, the credit quality of securities held may be lowered if an issuer’s financial condition changes.
Inflation/Deflation Risk
. Inflation risk is the risk that the value of certain assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the Fund and its distributions can decline.
In addition, during any periods of rising inflation, the dividend rates or borrowing costs associated with the Fund’s use of leverage would likely increase, which would tend to further reduce returns to shareholders. Inflation may continue in the near to medium-term, particularly in the U.S., with the possibility that monetary

22

policy continues to tighten in response. Deflation risk is the risk that prices throughout the economy decline over time—the opposite of inflation. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer defaults more likely, which may result in a decline in the value of the Fund’s portfolio.
Economic activity has continued to accelerate across sectors and regions. Nevertheless, global supply chain issues have led, and may in the future lead, to a rise in energy prices. Inflation may continue in the near to medium-term, particularly in the U.S., with the possibility that monetary policy continues to tighten in response. Persistent inflationary pressures could affect our portfolio companies’ profit margins. There can be no assurance that inflation will not become a serious problem in the future and have an adverse impact on the Fund’s returns.
Legal and Regulatory Risks
Compliance Failures.
Apollo, certain of its affiliates, and the
Sub-Adviser,
are regulated entities, and any compliance failures or other inappropriate behavior by them may have a material and/or adverse effect on the Fund. The provision of investment management services is regulated in most relevant jurisdictions, and the
Sub-Adviser
and Apollo must maintain their regulatory authorizations to continue to be involved both in the management of the Fund’s investments and to continue their businesses generally. The Adviser’s or
Sub-Adviser’s
ability to source and execute investment transactions for the Fund, and investor sentiment with respect to the Fund, may be adversely affected by negative publicity arising from any regulatory compliance failures or other inappropriate behavior by any Apollo affiliate or its investment professionals.
Legal, Tax and Regulatory Risks.
Legal, tax and regulatory changes could occur that may adversely affect the Fund or its portfolio companies. There has been, and it is possible that there will be further, involvement of governmental and regulatory authorities in financial markets around the world. For example, the Fund expects to make investments in a number of different industries, some of which are or may become subject to regulation by one or more governmental agencies or authorities. New and existing regulations, changing regulatory requirements and the burdens of regulatory compliance all may have an adverse effect on the performance of investments that operate in these industries.
Neither the Adviser nor
Sub-Adviser
can predict whether new legislation or regulation (including new tax measures) will be enacted by legislative bodies or governmental agencies, nor can either of them predict what effect such legislation or regulation might have. There can be no assurance that new legislation or regulation, including changes to existing laws and regulations, will not have an adverse effect on the Fund’s investment performance.
The enforceability of agreements governing hedging transactions may depend on compliance with applicable statutory and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. New or amended regulations may be imposed by the Commodity Futures Trading Commission (the “CFTC”), the SEC, the Federal Reserve, the European Union (the “EU”) or other financial regulators, other governmental or intergovernmental regulatory authorities or self-regulatory organizations that supervise the financial markets, and could adversely affect the Fund. In particular, the CFTC and the SEC are empowered to promulgate a variety of new rules pursuant to recently enacted financial reform legislation in the United States. The Fund also may be adversely affected by changes in the enforcement or interpretation of statutes and rules by these regulatory authorities or self-regulatory organizations.
Possible Risk of Conflicts
Possible Competition Between Portfolio Funds and Between the Fund and the Portfolio Funds.
The Portfolio Funds trade independently of each other and may pursue investment strategies that “compete” with each other for execution or that cause the Fund to participate in positions that offset each other (in which case the Fund would

23

bear its pro rata share of commissions and fees without the potential for a profit). Also, the Fund’s investments in any particular Portfolio Fund could increase the level of competition for the same trades that other Portfolio Funds might otherwise make, including the priorities of order entry. This could make it difficult or impossible to take or liquidate a position in a particular security at a price consistent with the Adviser’s strategy.
Allocation of Investment Opportunities Risk.
The
Sub-Adviser,
directly or through its affiliates, may manage or advise multiple investment vehicles or accounts that have investment objectives that are similar to the Fund and that may seek to make investments or sell investments in the same securities or other instruments, sectors or strategies as the Fund. This may create potential conflicts, particularly in circumstances where the availability of such investment opportunities is limited or where the liquidity of such investment opportunities is limited. The results of the Fund’s investment activities may differ significantly from the results achieved by such other managed investment vehicles or accounts. It is possible that one or more of such vehicles or accounts will achieve investment results that are substantially more or less favorable than the results achieved by the Fund.
U.S. Federal Income Tax Matters
The Fund has elected to be treated and intends to qualify each year for taxation as a regulated investment company under Subchapter M of the Code. In order for the Fund to qualify as a regulated investment company, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain dividends. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements though there can be no guarantee that the Fund will do so, and there may also be certain scenarios where the Fund is unable to distribute all of its investment company taxable income and net capital gains in the form of dividends or capital gain dividends, in which case the Fund would become subject to U.S. federal income or excise tax. Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment plan. For U.S. federal income tax purposes, all dividends are generally taxable whether a shareholder takes them in cash or they are reinvested pursuant to the plan in additional shares of the Fund. The information above briefly summarizes some of the important federal income tax consequences to shareholders of investing in the Fund’s shares, reflects the federal tax law as of the date of this prospectus, is intended for U.S. shareholders, and does not address special tax rules applicable to certain types of investors, such as corporate, tax-exempt
and foreign investors. Investors should consult their tax advis
or
s regarding other federal, state, local, or foreign tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes. See “U.S. Federal Income Tax Matters.”
Distribution Policy and Dividend Reinvestment Plan
The Fund’s distribution policy is to make quarterly distributions to shareholders. Unless a shareholder elects otherwise, the shareholder’s distributions will be reinvested in additional shares of the same class under the Fund’s dividend reinvestment plan. Shareholders who elect not to participate in the Fund’s dividend reinvestment plan will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). Effective October 1, 2026, the Fund’s distribution policy has been amended to change the frequency of distributions to shareholders from quarterly to semi-annual. See “Distribution Policy and Dividend Reinvestment Plan.”
Custodian
UMB Bank, n.a. (“Custodian”) serves as the Fund’s custodian. See “Management of the Fund.”

24

SUMMARY OF FUND EXPENSES
The following table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. “Other Expenses” are estimated for the current year and may vary. You may qualify for sales load discounts on purchases of Class A shares if you and your family invest, or agree to invest in the future, at least $100,000 in the Fund. More information about these and other discounts is available from your financial professional and in “Purchase Terms” starting on page 91 of this prospectus. More information about management fees, fee waivers and other expenses is available in “Management of the Fund” starting on page 68 of this prospectus. Actual fees and expenses may be greater or less than those shown.

Shareholder Transaction Expenses	Class M
Maximum Sales Load (as a percent of offering price) 1	None
Contingent Deferred Sales Charge	None

Annual Expenses (as a percentage of net assets attributable to shares)
Management Fees	1.50%
Interest Payments on Borrowed Funds 2	0.24%
Other Expenses 3	0.95%
Shareholder Servicing Expenses	None
Distribution Fee 4	0.75%
Remaining Other Expenses	0.20%
Total Annual Expenses	2.69%
Less Fee Waiver and/or Expense Limitation 5	0.05%
Total Annual Expenses After Fee Waiver and/or Expense Limitation	2.64%

1
While neither the Fund nor the Distributor imposes an initial sales charge, if you buy Class M sh
ares through certain financial firms, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information.

2
“Interest payments on borrowed funds” is based on the interest rate currently in effect with respect to the Credit Facilities and includes the ongoing commitment fees payable under the terms of the Credit Facilities.

3
Other Expenses represents the Fund expenses as they are calculated in the Fund’s Annual Report. Other Expenses does not include the indirect fees and expenses of the Portfolio Funds in which the Fund invests. The Fund’s Other Expenses will increase as a percentage of the Fund’s average net assets if the Fund’s assets decrease. Actual fees and expenses may be greater or less than those shown. The expenses in this fee table may not correlate to the expense ratio in the Fund’s financial highlights due to certain adjustments.

4
Class M shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.75% of the average daily net assets attributable to Class M shares and is payable on a monthly basis. See “Plan of Distribution.”

5
The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including offering expenses, but excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 2.41% per annum of the Fund’s average daily net assets attributable to Class M shares (the “Expense Limitation”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses incurred not more than three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain in effect, at least until May 31, 2027, unless and until the Board approves its modification or termination. This agreement may be terminated only by the Board on sixty (60) days’ written notice to the Adviser. After May 31, 2027, the Expense Limitation Agreement may be renewed at the Adviser’s discretion.

25

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged and shares earn a 5% annual return (the example assumes the Fund’s Expense Limitation Agreement will remain in effect for only one year and does not include any transaction fee that may be imposed by certain financial firms):

Share Class	1 Year	3 Years	5 Years	10 Years
Class M	$27	$83	$142	$301
Shareholders who choose to participate in repurchase offers by the Fund will not incur a repurchase fee. However, if shareholders request that repurchase proceeds be paid by wire transfer, such shareholders will be assessed an outgoing wire transfer fee at prevailing rates charged by SS&C, which is currently $5. The purpose of the above table is to help a holder of shares understand the fees and expenses that such holder would bear directly or indirectly.
The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

26

FINANCIAL HIGHLIGHTS
The financial highlights table is intended to help you understand the Fund’s financial performance. The tab le b
elow reflects the financial results for shares of the Fund. The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund’s financial statements, which have been audited by Cohen & Company, Ltd., an independent registered public accounting firm, whose report, along with this information and additional Fund performance and portfolio information, appears in the Fund’s Annual Report dated September 30, 2025. The financial data in the table, prior to the fiscal year ended September 30, 2023, was audited by another independent registered public accounting firm. To request the Fund’s Annual or Semi-Annual Report, please call
1-888-926-2688.
The table below sets forth financial data for one Class M share of beneficial interest outstanding throughout the period presented.

APOLLO DIVERSIFIED REAL ESTATE FUND – CLASS M	FINANCIAL HIGHLIGHTS
For a Share Outstanding Throughout the Years Presented

	For the Year Ended September 30, 2025	For the Year Ended September 30, 2024	For the Year Ended September 30, 2023	For the Year Ended September 30, 2022	For the Year Ended September 30, 2021
Net asset value, beginning of year	$24.90	$24.61	$28.11	$27.02	$24.46
INCOME FROM INVESTMENT OPERATIONS:
Net investment income (a)	0.07	0.12	0.33	0.20	0.25
Net realized and unrealized gain/(loss)	(0.32)	1.46	(2.44)	2.40	3.67

Total from investment operations	(0.25)	1.58	(2.11)	2.60	3.92

DISTRIBUTIONS:
From net investment income	—	(0.11)	—	(0.03)	(0.14)
From net realized gain on investments	(0.80)	—	—	(0.39)	(0.19)
Return of capital	(0.46)	(1.18)	(1.39)	(1.09)	(1.03)

Total distributions (b)	(1.26)	(1.29)	(1.39)	(1.51)	(1.36)

Net increase/(decrease) in net asset value	(1.51)	0.29	(3.50)	1.09	2.56

Net asset value, end of year	$23.39	$24.90	$24.61	$28.11	$27.02

TOTAL RETURN (c)	(1.00)%	6.64%	(7.71)%	9.64%	16.45%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of year (000s)	$918,524	$1,047,854	$1,140,868	$1,430,890	$1,136,373
Ratios to Average Net Assets (including interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements/recoupment of previously waived fees (d)	2.69%	3.00%	2.53%	2.47%	2.47%
Ratio of expenses to average net assets including fee waivers and reimbursements/recoupment of previously waived fees (d)	2.64%	2.99%	2.53%	2.47%	2.47%
Ratio of net investment income to average net assets including fee waivers and reimbursements (d)(e)	0.29%	0.49%	1.23%	0.67%	0.99%
Ratios to Average Net Assets (excluding interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements/recoupment of previously waived fees (d)	2.45%	2.42%	2.37%	2.36%	2.40%
Ratio of expenses to average net assets including fee waivers and reimbursements/recoupment of previously waived fees (d)	2.41%	2.41%	2.37%	2.36%	2.40%
Ratio of net investment income to average net assets excluding fee waivers and reimbursements (d)(e)	0.49%	1.06%	1.39%	0.78%	1.06%
Portfolio turnover rate	15%	15%	16%	19%	42%

(a)	Calculated using the average shares method.

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(b)
Total distributions during a calendar year generally will be made from the Fund’s net investment income, net realized gains on investments and net unrealized gains on investments, if any. The portion of distributions paid not attributable to net investment income or net realized gains on investments, if any, is distributed from the Fund’s assets and is treated by shareholders as a nontaxable distribution (“Return of Capital”) for tax purposes. Return of capital is a tax concept, not an economic concept. The tax character of the Fund’s distributions, in isolation, does not reveal much information about whether the distributions are supported by the Fund’s returns. Reported distributions from net investment income and realized gains on investments are not an indication as to whether or not the Fund’s distributions are supported by the Fund’s returns. The characteristics of the Fund’s distributions may include net investment income and realized capital gains in years in which it incurs an economic loss due to unrealized losses not being recognized for tax purposes. A common method in which to determine if the Fund’s distributions are supported by economic returns is to examine the Fund’s Net Asset Value (“NAV”) over the course of a year. If the Fund’s NAV has increased, the Fund will have economically earned more than it has distributed, regardless of whether such distributions are reported as being from net investment income, net realized gains on investments or return of capital. If the Fund’s NAV decreases, the Fund will have distributed more than it has economically earned or it will have incurred an economic loss.

(c)
Total returns are for the period indicated. Total returns would have been lower had certain expenses not been waived or recouped by the Adviser during the year ended September 30, 2024 and 2025. Returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Total return does not include sales load.

(d)
The ratios of expenses to average net assets and net investment income to average net assets do not reflect the expenses of the underlying private real estate funds in which the Fund invests which typically range from 0.80% to 1.00% on an annual basis. However, the Fund invests in each underlying private real estate investment fund based upon the net asset value of each such fund which reflects the costs of investing in the applicable fund, including the management fee of the underlying fund and other operating expenses. The net asset value of each underlying private real estate investment fund is incorporated into the ratios described above.

(e)	Recognition of net investment income is affected by the timing and declaration of dividends by the underlying investments in which the Fund invests.

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APOLLO DIVERSIFIED REAL ESTATE FUND – CLASS M	FINANCIAL HIGHLIGHTS
For a Share Outstanding Throughout the Years Presented

	For the Year Ended September 30, 2020	For the Year Ended September 30, 2019	For the Year Ended September 30, 2018	For the Period Ended September 30, 2017 (a)
Net asset value, beginning of year	$26.98	$26.70	$26.54	$26.48
INCOME FROM INVESTMENT OPERATIONS:
Net investment income (b)	0.25	0.26	0.25	0.13
Net realized and unrealized gain/(loss)	(1.44)	1.44	1.31	1.33

Total from investment operations	(1.19)	1.70	1.56	1.46

DISTRIBUTIONS:
From net investment income	$(0.35)	—	—	—
From net realized gain on investments	—	(0.54)	(0.20)	(0.30)
Return of capital	(0.98)	(0.88)	(1.20)	(1.10)

Total distributions (c)	(1.33)	(1.42)	(1.40)	(1.40)

Net increase/(decrease) in net asset value	(2.52)	0.28	0.16	0.06

Net asset value, end of year	$24.46	$26.98	$26.70	$26.54

TOTAL RETURN (d)	(4.44)%	6.51%	(6.03)%	5.63%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of year (000s)	$942,531	$807,774	$402,482	$117,018
Ratios to Average Net Assets (including interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements/recoupment of previously waived fees (e)	2.46%	2.44%	2.58%	2.71	% (f)
Ratio of expenses to average net assets including fee waivers and reimbursements/recoupment of previously waived fees (e)	2.46%	2.44%	2.59%	2.66	% (f)
Ratio of net investment income to average net assets including fee waivers and reimbursements (e)(g)	0.98%	0.98%	0.94%	0.57	% (f)
Ratios to Average Net Assets (excluding interest expense)
Ratio of expenses to average net assets excluding fee waivers and reimbursements/recoupment of previously waived fees (e)	2.40%	2.39%	2.41%	2.46	% (f)
Ratio of expenses to average net assets including fee waivers and reimbursements/recoupment of previously waived fees (e)	2.40%	2.39%	2.41%	2.41	% (f)
Ratio of net investment income to average net assets excluding fee waivers and reimbursements (e)(g)	1.04%	1.03%	1.14%	0.77	% (f)
Portfolio turnover rate	51%	22%	15%	11	% (h)

(a)	The Fund’s Class M shares commenced operations on November 17, 2016.
(b)	Calculated using the average shares method.
(c)
Total distributions during a calendar year generally will be made from the Fund’s net investment income, net realized gains on investments and net unrealized gains on investments, if any. The portion of distributions paid not attributable to net investment income or net realized gains on investments, if any, is distributed from the Fund’s assets and is treated by shareholders as a nontaxable distribution (“Return of Capital”) for tax purposes. Return of capital is a tax concept, not an economic concept. The tax character of the Fund’s distributions, in isolation, does not reveal much information about whether the distributions are supported by the Fund’s returns. Reported distributions from net investment income and realized gains on investments are not an indication as to whether or not the Fund’s distributions are supported by the Fund’s returns. The Fund can have distributions from net investment income and realized capital gains in years in which it incurs an economic loss due to unrealized losses not being recognized for tax purposes. A common method in which to determine if the Fund’s distributions are supported by economic returns is to examine the Fund’s Net Asset Value (“NAV”) over the course of a year. If the Fund’s NAV has increased, the Fund will have economically earned more than it has distributed, regardless of whether such distributions are reported as being from net investment income, net realized gains on investments or return of capital. If the Fund’s NAV decreases, the Fund will have distributed more than it has economically earned or it will have incurred an economic loss.

(d)
Total returns are for the period indicated and have not been annualized for periods less than a year and do not reflect the impact of sales charge. Total returns would have been lower had certain expenses not been waived or recouped during the period. Returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

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(e)
The ratios of expenses to average net assets and net investment income to average net assets do not reflect the expenses of the underlying private real estate funds in which the Fund invests which typically range from 0.80% to 1.00% on an annual basis. However, the Fund invests in each underlying private real estate investment fund based upon the net asset value of each such fund which reflects the costs of investing in the applicable fund, including the management fee of the underlying fund and other operating expenses. The net asset value of each underlying private real estate investment fund is incorporated into the ratios described above.

(f)	Annualized.
(g)	Recognition of net investment income is affected by the timing and declaration of dividends by the underlying investment companies in which the Fund invests.
(h)	Portfolio turnover rate for periods less than one full year has not been annualized and is calculated at the Fund level.

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APOLLO DIVERSIFIED REAL ESTATE FUND	FINANCIAL HIGHLIGHTS
For a S
hare
Outstanding Throughout the Years Presented
Information about the Fund’s senior securities is shown in the following table:

	For the Year Ended September 30, 2025	For the Year Ended September 30, 2024	For the Year Ended September 30, 2023	For the Year Ended September 30, 2022	For the Year Ended September 30, 2021	For the Year Ended September 30, 2020
Lines of Credit Total Amount Outstanding (000’s)	$42,000	$399,200	$211,750	$172,750	$139,000	- N/A
Asset Coverage Per $1,000 of Lines of Credit Outstanding (a)	$88,825	$12,284	$24,755	$35,648	$32,691	- N/A

(a)
Calculated by subtracting the Fund’s total liabilities (exclud ing t
he indebtedness represented by the Lines of Credit) from the Fund’s total assets and dividing by the total amount outstanding on the Lines of Credit. The Asset Coverage ratio is then multiplied by $1,000 to determine the “Asset Coverage Per $1,000 of Lines of Credit Outstanding.”

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USE OF PROCEEDS
The net proceeds of the continuous offering of shares, after payment of any applicable sales load, will be invested in accordance with the Fund’s investment objective and policies (as stated below) as soon as practicable after receipt. The Fund will pay offering expenses incurred with respect to its continuous offering. Pending investment of the net proceeds in accordance with the Fund’s investment objective and policies, the Fund will invest in money market or short-term fixed income mutual funds. Investors should expect, therefore, that, before the Fund has fully invested the proceeds of the offering in accordance with its investment objective and policies, the Fund’s assets would earn interest income at a modest rate.

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THE FUND
The Fund is a continuously offered, diversified,
closed-end
management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on November 5, 2013. The Fund’s principal office is located at 9 West 57th Street, New York, NY 10019, and its telephone number is
1-888-926-2688.

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OFFERING OF FUND SHARES
The Fund, as noted above, is a diversified,
closed-end
management investment company registered as such under the 1940 Act. The Fund is operated as an interval fund pursuant to Rule
23c-3
under the 1940 Act. The offering of the classes of shares of beneficial interest of the Fund is conducted on a continuous basis in accordance with the terms set forth in this prospectus and in accordance with U.S. securities laws. The offering for this Fund is not intended as a public offer in any jurisdiction outside of the United States, and, as such, the Fund is not publicly registered with any authority(ies) located outside of the United States. No sale of any class of shares of beneficial interest of the Fund will be made in any jurisdiction in which such sale is not authorized or permitted by an exemption, and no such sale will be made to any person to whom it is unlawful to make any such sale.

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INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES
Investment Objective and Policies
The Fund’s investment objective is to generate a total return comprised of both current income and capital appreciation with moderate volatility and low correlation to the broader markets.
The Fund pursues its investment objective through a multi-strategy approach, investing across both private and public real estate-related markets. With access to the broad spectrum of Apollo’s real estate platform, the Fund employs a dynamic and flexible asset allocation process, investing across a range of real estate-related assets, including but not limited to Apollo-originated hybrid credit investments, Apollo-originated equity investments, secondaries and other private investments and public securities. The Fund’s allocation across each of these investment mandates may vary from time to time.

•
Apollo-Originated Hybrid Credit Investments
. Apollo-originated hybrid credit investments targeting the real estate industry and related opportunities, including real assets and other asset-backed businesses through, but not limited to, whole loans, mezzanine, preferred equity and structured credit, secured by hard assets or contracted cash flows.

•	Apollo-Originated Equity Investments . Apollo-originated equity investments targeting the real estate industry and related opportunities, including real assets and other asset-backed businesses.

•
Secondaries and Other Private Investments
. Private investments in third-party funds and secondaries across real estate-related industries, including traditional real estate, real assets and other asset-backed opportunities.

•	Public Securities . Total return-oriented public markets portfolio across listed real estate, real assets, asset-backed securities and liquid real estate credit.
The Fund executes its investment strategy primarily by seeking to invest in a diversified portfolio of high-conviction debt and equity investments in both private and public real estate securities. The Fund’s investments in real estate securities may be secured by hard assets, which are physical assets with secondary resale value, including inventory, machinery, equipment, land, infrastructure, and certain energy generation assets, among other things, and assets with long-term contracted cash flows. The Fund’s investments in real estate securities may be newly originated, including by Apollo, or purchased in privately negotiated transactions on the secondary markets.
In certain circumstances or market environments, the Fund may reduce its investment in real estate securities and hold a larger position in cash or cash equivalents. The Fund concentrates investments in the real estate industry, meaning that under normal circumstances, it invests over 25% of its assets in real estate securities.
Under normal circumstances, at least 80% of the Fund’s net assets plus borrowings for investment purposes will be invested in real estate securities. The Fund defines “real estate securities” to include Real Estate Debt Investments (as defined below) and Real Estate Equity Investments (as defined below) (together, “Real Estate Investments”).
“Real Estate Debt Investments” includes debt investments, including, but not limited to, (i) fixed income securities of any credit quality, maturity or duration (including high-yield (“junk”) debt and non-convertible
secured or unsecured debt), floating rate securities (including, but not limited to, senior loans or structured credit), mezzanine loans,
B-notes
and levered or unlevered loans issued to real estate-related companies and (ii) structured debt products such as commercial mortgage-backed securities (“CMBS”), residential mortgage-backed securities (“RMBS”), collateralized loan obligations (“CLOs”) and other structured products collateralized by real estate, real estate securities or real estate-related companies.

35

“Real Estate Equity Investments” includes equity and equity-like investments, including, but not limited to, common stock, partnership or similar interests, convertible or non-convertible
preferred stock, and convertible or
non-convertible
secured or unsecured debt issued by: (i) private real estate-related companies, (ii) public real estate-related companies; (iii) private, institutional real estate investment funds managed by institutional investment managers, which are treated as real estate investment trusts (“REITs”) for tax purposes (“Private REITs”); (iv) publicly traded REITs (“Public REITs”); (v) publicly traded real estate operating companies (“Public REOCs”); and (vi) exchange traded funds (“ETFs”), index mutual funds (“Index Funds”) and other investment vehicles such as closed-end
funds, mutual funds and unregistered investment funds that invest principally, directly or indirectly, in real estate, real estate securities or real estate-related companies.
The Fund may invest in real estate securities either directly or indirectly through investment vehicles. Shareholders will pay a pro rata share of asset-based and performance fees associated with the Fund’s underlying investments, including its Private REITs, Public REITs, Public REOCs, ETFs, Index Funds, and other investment vehicles such as closed-end
funds, mutual funds and unregistered investment funds that invest principally, directly or indirectly, in real estate, real estate securities or real estate-related companies (together, the “Portfolio Funds” and each, a “Portfolio Fund”). A select number of Portfolio Funds in which the Fund may invest may charge a performance fee.
The Fund defines “real estate-related companies” as any company which (i) operates within the real estate industry or engages in activities relating to the ownership, construction, financing, management, servicing or sale of real estate; (ii) owns assets in, devotes assets to, or derives value from, real estate, real estate securities or real estate-related businesses (including, but not limited to, asset-backed businesses, such as infrastructure, data centers, wireless towers, development rights, air rights, mineral rights, ground leases, agriculture, recreational facilities, easements, hospitality, transportation and other real assets); or (iii) is a pooled investment vehicle that primarily invests in the foregoing companies or is otherwise designed primarily to provide exposure to real estate assets.
The Fund intends to count the value of any money market funds, cash, other cash equivalents or U.S. Treasury securities with remaining maturities of one year or less that cover unfunded commitments to invest equity in private funds, including Private REITs, or special purpose vehicles controlled by unaffiliated general partners that will acquire real estate securities, in each case that the Fund reasonably expects to be called in the future, as qualifying real estate securities for purposes of its 80% policy.
The Fund may invest in debt securities of any duration, maturity, or credit quality, including high yield securities. The Fund may also invest in issuers in foreign and emerging markets.
The Fund’s real estate industry concentration policy is fundamental and may not be changed without shareholder approval. The SAI contains a list of all of the fundamental and non-fundamental
investment policies of the Fund, under the heading “Investment Objective and Policies.”
Credit Facilities & Securities Lending
The Fund has entered into the Credit Facilities for the purpose of investment purchases subject to the limitations of the 1940 Act for borrowings.
As collateral for the Credit Facilities, the Fund grants the Banks a first position security interest in and lien on securities of any kind or description held by the Fund in the collateral accounts.
The BNP Credit Facility also permits, subject to certain conditions, BNP to rehypothecate portfolio securities pledged by the Fund up to the amount of the loan balance outstanding. The Fund continues to receive dividends and interest on rehypothecated securities. The Fund also has the right under the BNP Credit Facility to recall the

36

rehypothecated securities from BNP on demand. If BNP fails to deliver the recalled security in a timely manner, the Fund will be compensated by BNP for any fees or losses related to the failed delivery or, in the event a recalled security will not be returned by BNP, the Fund, upon notice to BNP, may reduce the loan balance outstanding by the amount of the recalled security failed to be returned. The Fund may not benefit from any future appreciation of any such security not returned to the Fund. The Fund may receive a portion of the fees earned by BNP in connection with the rehypothecation of portfolio securities. This rehypothecation provision of the BNP Credit Facility is intended to permit the Fund to reduce the cost of its borrowings under the BNP Credit Facility.
The SAI contains a list of the fundamental (those that may not be changed without a shareholder vote) and non-fundamental
investment policies of the Fund under the heading “Investment Objective and Policies.”
Fund’s Target Investment Portfolio
The Fund executes its investment strategy primarily by seeking to invest in a diversified portfolio of high-conviction Real Estate Investments. The Fund may make Real Estate Investments either directly or indirectly. The Fund expects to primarily invest in Real Estate Investments that are originated by Apollo. Utilizing Apollo’s platform, the Adviser engages in a process of sourcing, screening, pricing, reviewing, selecting and monitoring of potential Real Estate Investments for the Fund with an emphasis on downside protection. The Adviser leverages the Apollo platform to conduct both fundamental and quantitative analyses of the Real Estate Investment universe, focusing on location, property condition, loan structure, and sponsor quality, among other factors. The term “high-conviction” refers to Real Estate Investments that the Adviser has identified as likely providing above average risk adjusted returns based on information provided through the Adviser’s selection process.
The Adviser employs a regimen of quantitative and qualitative criteria in its selection process to arrive at a universe of investments that the Adviser considers to be high conviction By combining historical quantitative analysis with a sound knowledge of key qualitative attributes, the Adviser will evaluate a prospective investment’s potential for generating sustainable, positive, risk-adjusted returns to capture market upside while mitigating downside risk across varying market conditions.
The Fund may also invest in Real Estate Investments through Portfolio Funds managed by unaffiliated asset managers. The Fund may make primary investments in newly formed Portfolio Funds or may invest in Portfolio Funds acquired in privately negotiated investments from (a) Traditional Secondary Investments and/or
(b) Non-Traditional
Secondary Investments. With respect to selecting the Portfolio Funds in which the Fund invests, the Adviser considers various inputs, including quantitative and qualitative assessments of the management team and its track record, property evaluation and structure, and other information that is typically not available to an individual investor to capture market upside while mitigating downside risk across varying market conditions. Identifying and gaining access to high quality private market sponsors and building an appropriately diversified portfolio are essential elements to consistently realizing the return enhancing benefits of private equity and private markets. The Adviser believes it has successfully established long-term relationships with established, leading private market sponsors, and has identified emerging groups with differentiated opportunities and significant potential to enhance returns.
Under normal circumstances, the Fund may invest, to a lesser extent, in publicly traded securities, such as common and preferred stocks of real estate-related companies, investments in Public REITs, liquid real estate credit investments, structured credit instruments and asset-backed securities, listed real estate and infrastructure, ETFs and Index Funds.

37

Real Estate Debt Investments
The Fund may invest in real estate debt investments, including commercial real estate loans and other real estate-related securities. The Fund may originate or otherwise directly invest in privately issued real estate debt. The Fund’s investments in privately issued real estate debt typically will consist of senior debt and subordinated debt with no target maturity and across a mix of fixed and floating rate interest payments.
CLOs.
A CLO is a type of structured product that issues securities collateralized by a pool of loans, which may include, among others, domestic and foreign senior secured loans, senior unsecured loans, second lien loans, and subordinate corporate loans. The underlying loans may be rated below investment grade by a rating agency. A CLO is not merely a conduit to a portfolio of loans; it is a pooled investment vehicle that may be actively managed by the collateral manager.
CMBS.
CMBS include securities that reflect an interest in, and are secured by, mortgage loans on commercial real property. Many of the risks of investing in CMBS reflect the risks of investing in the real estate securing the underlying mortgage loans. These risks reflect the effects of local and other economic conditions on real estate markets, the ability of tenants to make loan payments and the ability of a property to attract and retain tenants. CMBS may be less liquid and exhibit greater price volatility than other types of mortgage- or asset-backed instruments.
RMBS.
RMBS include securities that reflect an interest in, and are secured by, mortgage loans on residential real property. Similar to the risks of investing in CMBS, many of the risks of investing in RMBS reflect the risks of investing in the real estate securing the underlying mortgage loans. RMBS are particularly susceptible to prepayment risks, as residential mortgage loans generally do not impose prepayment penalties.
B-Notes.
The Fund may invest in
B-Notes.
A
B-Note
is a mortgage loan typically (i) secured by a first mortgage on a single large commercial property or group of related properties and (ii) subordinated to an
A-Note
secured by the same first mortgage on the same collateral.
Mezzanine Loans.
The Fund may invest in mezzanine loans that take the form of subordinated loans secured by a pledge of the ownership interests of either the entity owning the real property or an entity that owns (directly or indirectly) the interest in the entity owning the real property.
Levered Loans.
Levered loans are loans made to companies whose creditworthiness is speculative and is rated below investment grade by the major credit rating agencies, or determined to be of comparable quality by the Adviser. Levered loans are privately negotiated between a corporate borrower and one or more financial institutions and made available for investment in the bank loan market.
Reverse Repurchase Agreements.
The Fund may enter into reverse repurchase agreements, which are forms of borrowing. In a reverse repurchase agreement, the Fund sells a security to a securities dealer or bank for cash and also agrees to repurchase the same security at an agreed upon price on an agreed upon date. Reverse repurchase agreements expose the Fund to credit risk (that is, the risk that the counterparty will fail to resell the security to the Fund). Engaging in reverse repurchase agreements also may involve the use of leverage, in that the Fund may reinvest the cash it receives in additional securities.
Under a reverse repurchase agreement, the Fund sells securities to a bank or broker dealer and agrees to repurchase the securities at a mutually agreed future date and price. Generally, the effect of a reverse repurchase agreement is that the Fund can recover and reinvest all or most of the cash invested in the portfolio securities involved during the term of the agreement and still be entitled to the returns associated with those portfolio securities, thereby resulting in a transaction similar to a borrowing and giving rise to leverage for the Fund. The Fund will incur interest expense as a cost of utilizing reverse repurchase agreements. In the event the buyer of

38

securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, the Fund’s use of the proceeds of the agreement may be restricted pending a determination by the other party, or its trustee or receiver, whether to enforce the Fund’s obligation to repurchase the securities.
Real Estate Equity Investments
The Fund may invest in real estate equity investments, including investments in real estate-related companies. The Fund may originate or otherwise directly invest in privately issued real estate equity positions, and may also invest in public equity with exposure to real estate-related companies. The Fund will also seek to gain exposure to the equity of private real estate-related companies through investments in Portfolio Funds.
Equity Investments in
Private and Public Real Estate-Related Companies.
The Fund may invest in private or public companies through privately negotiated transactions, which will generally involve equity-related finance intended to bring about some kind of change in an operating company (e.g., providing growth capital, recapitalizing a company or financing an acquisition).
The Adviser also seeks to identify
co-investment
opportunities that it believes could provide high risk-adjusted returns. The Adviser is flexible in its approach, actively searching for co-investment
opportunities across a number of potential sources.
Secondary Investments.
Traditional Secondary Investments involve the purchase of a limited partner (or similar) interest from a pre-existing
investor in a fund or vehicle that generally is not accepting new primary investments. The purchaser assumes the rights (including the distributions) and obligations (including indemnities, capital commitments and other requirements to contribute capital) in the Portfolio Fund(s) previously applicable to the seller. Such transactions may involve the acquisition of a single Portfolio Fund interest or a much larger portfolio of interests in underlying Portfolio Funds managed by a single underlying sponsor or a number of different underlying sponsors.
Non-Traditional
Secondary Investments involve the acquisition of existing private investments and/or assets, and often require a bespoke structure that may include the creation of new vehicles or securities.
Non-Traditional
Secondary Investments can take many forms including what are commonly referred to as continuation vehicles, general partner-led
multi-asset secondaries, general
partner-led
direct or single-asset secondaries, portfolio or team spinouts / carveouts, and preferred fund finance solutions, among others.
Private Portfolio Funds.
Private Portfolio Funds are investment funds that invest primarily in real estate or real estate debt and are managed by institutional investment managers with expertise in investing in real estate and real estate-related securities. Due to sizable minimum investment requirements and selective investor qualification criteria, many private Portfolio Funds limit their direct investors to mainly institutions such as endowments and pension funds. The Fund allows investors to gain access to private Portfolio Funds that may not otherwise be available to individual investors. Further, due to the Fund’s multi-manager, multi-sector, and multi-strategy approach, investors can gain access to a broad range of strategies and sectors in real estate and real estate-related securities.
REITs.
The Fund may invest in REITs, both directly and through its investments in Portfolio Funds. REITs are investment vehicles that invest primarily in income-producing real estate or mortgages and other real estate-related loans or interests. Public REITs are listed on major stock exchanges, such as the NYSE and NASDAQ.
REOCs.
The Fund may invest in REOCs, both directly and through its investments in Private REITs. REOCs are companies that invest in real estate and whose shares trade on a public exchange. A REOC is similar to a REIT, except that a REOC will reinvest its earnings, rather than distributing them to unit holders as REITs do.

39

Exchange Traded Funds.
ETFs are traded similarly to stocks and listed on major stock exchanges. Potential benefits of ETFs include diversification, cost and tax efficiency, liquidity, marginability, utility for hedging, the ability to go long and short, and (in some cases) quarterly dividends. An ETF may attempt to track a particular market segment or index.
Index Funds.
An Index Fund is a mutual fund with an investment objective of seeking to replicate the performance of a specific securities index, such as the National Association of Real Estate Investment Trusts (NAREIT) Index or the MSCI REIT Index. Index Funds are typically not actively managed, and potential benefits include low operating expenses, broad market exposure and low portfolio turnover.
Other Investment Vehicles.
The Fund may make investments in other investment vehicles such as closed-end
funds, mutual funds and unregistered funds that invest principally, directly or indirectly, in real estate. Shares of closed-end
funds are typically listed for trading on major stock exchanges and, in some cases, may be traded in other over-the-counter
markets.
Apollo Real Estate Platform Overview
Apollo is a leading global investor and lender across the real estate risk spectrum, with more than $120 billion in real estate assets under management as of September 30, 2025. The platform spans equity, credit, and hybrid strategies. With over 16 years of investment experience, Apollo’s real estate platform includes opportunistic, value-add,
core-plus, net lease, and income-oriented vehicles, as well as a substantial presence in commercial real estate lending. The platform is supported by more than 290 dedicated real estate investment professionals across North America, Europe, and Asia, and is integrated into Apollo’s broader global footprint of 3,400+ employees in 24 offices. Apollo’s real estate activities benefit from institutional infrastructure and cross-platform coordination with its credit, private equity, and insurance businesses, enabling differentiated sourcing, execution, and capital solutions at scale.
Apollo’s real estate equity strategy is defined by thematic investing, operational intensity, and sector expertise. The firm has executed complex transactions across traditional and specialty property sectors, including residential and industrial, through multiple market cycles. On the credit side, Apollo is a market leader in commercial real estate lending, focused on directly originated senior and subordinate loans secured by high-quality assets. Apollo’s real estate credit platform benefits from deep sourcing channels, proprietary analytics, and a strong balance sheet co-investment
model that enhances transaction scale and certainty.
Across both equity and credit, Apollo applies rigorous underwriting, active asset management, and real-time market insights to drive value creation and protect downside.
Apollo Real Estate Platform Investment Process
Overview
The Fund’s portfolio management team employs a research-driven investment process that combines top-down
macro analysis and
bottom-up
underwriting to identify relative-value opportunities across the investable universe. In evaluating investment opportunities, the team assesses a range of macroeconomic, sector-specific, and asset-level drivers, including demographic and technological trends, economic indicators, capital market conditions, and other market dynamics that may impact relative-value and risk-adjusted return potential. Macroeconomic insights inform the portfolio management team’s assessment of the broader economic environment and support investment decision-making across asset types, property types, geographies, and positions within the capital structure.

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Portfolio Construction & Investment Selection
The Fund employs an active, multi-strategy investment process that seeks to deploy capital across a range of real estate-related investments based on relative value, risk-adjusted return potential, and portfolio-level considerations. Investment opportunities are evaluated by the portfolio management team based on their individual merits and their potential contribution to portfolio diversification, risk profile, and return objectives.
For each potential investment, the portfolio management team evaluates whether the opportunity is appropriate for the Fund given prevailing market conditions, relative value considerations, portfolio composition, and the Fund’s investment objective.
Underwriting & Due Diligence
Each investment opportunity is subject to a disciplined,
bottom-up
underwriting and due diligence process designed to evaluate intrinsic value, downside risk, and structural considerations through analysis of both quantitative and qualitative factors that may impact risk-return. The due diligence process includes a comprehensive review of investment structure, underlying assets or collateral, market and submarket conditions, and other financial, operations, and legal considerations relevant to the investment.
In conjunction with asset-level analysis, the portfolio management team evaluates the structure and terms of each investment to assess relative value, risk allocation, and alignment with the Fund’s overall investment objective.
Sourcing Capabilities
The portfolio management team evaluates investment opportunities sourced through a variety of channels, including direct origination, broadly marketed opportunities, and privately negotiated investments, leveraging relationships with sponsors, operators, and capital partners developed across Apollo’s investment businesses.
All potential investments considered for the Fund are subject to the same underwriting, due diligence, and approval processes, regardless of source.
Monitoring Process
Ongoing investment monitoring is an integral component of the Fund’s investment process. Following execution, the portfolio management team monitors each investment to assess performance relative to underwriting assumptions and to evaluate changes in performance, risk characteristics, or factors that may impact the original investment thesis. Where practical, continuity of responsibility between underwriting and post-investment monitoring is maintained to support oversight.
The monitoring process includes continuous and periodic review of investment performance, financial conditions, and key risk indicators across the Fund’s portfolio. The Fund’s monitoring framework is supported by proprietary tools and internal risk oversight functions that review portfolio exposures and identify emerging risks. These processes are intended to support timely assessment, informed decision-making, and ongoing alignment with the Fund’s investment objective and risk management framework across a full market cycle.
Other Information Regarding Investment Strategy
The Fund may, from time to time, take defensive positions that are inconsistent with the Fund’s principal investment strategy in attempting to respond to adverse market, economic, political or other conditions. During such times, the Adviser may determine that the Fund should invest up to 100% of its assets in cash or cash equivalents, including money market instruments, prime commercial paper, repurchase agreements, Treasury

41

bills and other short-term obligations of the U.S. government, its agencies or instrumentalities. In these and in other cases, the Fund may not achieve its investment objective. The Adviser may invest the Fund’s cash balances in any investments it deems appropriate. The Adviser expects that such investments will be made, without limitation and as permitted under the 1940 Act, in money market funds, repurchase agreements, U.S. Treasury and U.S. agency securities, municipal bonds and bank accounts. Any income earned from such investments is ordinarily reinvested by the Fund in accordance with its investment program. Many of the considerations entering into recommendations and decisions of the Adviser and the Fund’s portfolio managers are subjective. The Fund may engage in borrowings and the use of leverage in acquiring investments.
The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when the Adviser deems portfolio changes appropriate. The Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Further, the Portfolio Funds in which the Fund invests may experience high rates of portfolio turnover. High rates of portfolio turnover in the Portfolio Funds may negatively impact their returns and, thus, negatively impact the returns of the Fund. Higher rates of portfolio turnover would likely result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income. If securities are not held for the applicable holding periods, dividends paid on them will not qualify for the advantageous federal tax rates. See “Tax Status” in the Fund’s SAI.
There is no assurance what portion, if any, of the Fund’s investments will qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. As a result, there can be no assurance as to what portion of the Fund’s distributions will be qualified dividend income. See “U.S. Federal Income Tax Matters.”
As part of its investment process, for certain of the Fund’s investments, the Adviser considers financially material environmental, social and governance (“ESG”) factors (alongside other relevant factors) in its investment decisions in connection with general risk management and assessing the financial attractiveness of the opportunity. ESG integration does not change the Fund’s investment objective, exclude specific types of companies or investments or constrain the Fund’s investable universe. The Adviser’s assessments related to ESG factors may not be conclusive and investments that may be negatively impacted by such factors may be purchased and retained by the Fund while the Fund may divest or not invest in investments that may be positively impacted by such factors.
Notwithstanding anything herein and for the avoidance of doubt, it is not contemplated that the Adviser will subordinate the Fund’s performance or increase the Fund’s investment risks as a result of (or in connection with) the consideration of any ESG factors nor will it promote ESG characteristics ahead of other investment considerations.
Co-Investments
The Fund, the Adviser and certain affiliates received an exemptive order from the SEC on May 14, 2025 that permits the Fund, among other things, to co-invest
with other funds and accounts managed by the Adviser or its affiliates, subject to certain conditions. Certain types of negotiated co-investments
may be made only in accordance with the Order from the SEC permitting the Fund to do so. Pursuant to the requirements of the Order, the Board, including a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Independent Trustees, has approved co-investment
policies and procedures describing how the Fund will comply with the Order. Further, the Adviser has adopted policies and procedures (the “Adviser Allocation Policy”) which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated

42

funds over time and in a manner that is consistent with applicable laws, rules and reg ula
tions. Pursuant to the Adviser Allocation Policy, the Fund will be given the opportunity to participate in any investments that fall within certain criteria established by the Adviser. The Fund may determine to participate or not to participate, depending on whether the Adviser determines that the investment is appropriate for the Fund (e.g., based on investment strategy). If the Adviser determines that the investment is not appropriate for the Fund, the investment will not be allocated to the Fund.

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RISK FACTORS
An investment in the Fund’s shares is subject to risks. The value of the Fund’s investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund’s shares to increase or decrease. You could lose money by investing in the Fund. By itself, the Fund does not constitute a balanced investment program. Before investing in the Fund, you should consider carefully the following risks. There may be additional risks that the Fund does not currently foresee or consider material. You may wish to consult with your legal or tax advisors before deciding whether to invest in the Fund.
Risks Related to an Investment in the Fund
Allocation Risk.
The ability of the Fund to achieve its investment objective depends, in part, on the ability of the Adviser to allocate effectively the Fund’s assets among the various instruments in which the Fund invests and, with respect to each such asset class, among equities and fixed income securities. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.
Issuer Risk.
The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. The value of an issuer’s securities that are held in the Fund’s portfolio may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.
Liquidity Risk.
The Fund is a
closed-end
investment company structured as an “interval fund” and designed for long-term investors. Unlike many closed-end
investment companies, the Fund’s shares are not listed on any securities exchange and are not publicly traded. There currently is no secondary market for the shares and the Adviser does not expect that a secondary market will develop. Limited liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the Fund’s shares outstanding at net asset value. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations.
Management Risk.
The net asset value of the Fund changes daily based on the performance of the securities in which it invests. The Adviser’s judgments about the attractiveness, value and potential appreciation of a particular real estate segment and securities in which the Fund invests may prove to be incorrect and may not produce the desired results. The Fund’s portfolio managers and the other principals of the Adviser have limited experience in managing a closed-end
fund.
Repurchase Offers Risks.
The Fund is an interval fund and, in order to provide liquidity to shareholders, the Fund, subject to applicable law, will conduct repurchase offers of the Fund’s outstanding shares at NAV, with the size of the repurchase offer subject to approval of the Board. The Fund has in the past received, and may in the future receive, repurchase requests that exceed the limits of a quarterly repurchase offer, and the Fund has in the past repurchased less than the full amount of shares requested, resulting in the repurchase of shares on a pro rata basis. The Fund believes that these repurchase offers are generally beneficial to the Fund’s shareholders, and repurchases generally will be funded from available cash, cash from the sale of shares or sales of portfolio securities. However, repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio securities (with associated imputed transaction costs, which may be significant), and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. The Fund may accumulate cash by (i) holding back (i.e., not reinvesting) payments received in connection with the Fund’s investments and (ii) holding back (i.e., not investing) cash from

44

the sale of shares. The Fund believes that it can meet the maximum potential amount of the Fund’s repurchase obligations. If at any time cash and other liquid assets held by the Fund are not sufficient to meet the Fund’s repurchase obligations, the Fund intends, if necessary, to sell investments. If, as expected, the Fund employs leverage, repurchases of shares would compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows to finance repurchases, interest on that borrowing will negatively affect holders of shares who do not tender their shares by increasing the Fund’s expenses and reducing any net investment income.
If a repurchase offer is oversubscribed, the Board may determine to increase the amount repurchased by up to 2% of the Fund’s outstanding shares as of the date the repurchase offer ends (the “Repurchase Request Deadline”). In the event that the Board determines not to repurchase more than the repurchase offer amount, or if shareholders tender more than the repurchase offer amount plus 2% of the Fund’s outstanding shares as of the date of the Repurchase Request Deadline, the Fund will repurchase the shares tendered on a pro rata basis, and shareholders will have to wait until the next repurchase offer to make another repurchase request. Moreover, certain feeder vehicles have been formed, and additional feeder vehicles may be formed in the future, to facilitate indirect investments in the Fund by certain investors. Requests by these investors to withdraw their interests in a feeder vehicle may result in tenders by the feeder vehicle in a repurchase offer by the Fund and could contribute to an over-subscription of a particular repurchase offer. As a result, shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer. Some shareholders, in anticipation of proration, may tender more shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. A shareholder may be subject to market and other risks, and the NAV of shares tendered in a repurchase offer may decline between the Repurchase Request Deadline and the date on which the NAV for tendered shares is determined. In addition, the repurchase of shares by the Fund will generally be a taxable event to common shareholders.
General Market Conditions Risk.
Various sectors of the global financial markets have been experiencing an extended period of adverse conditions. Market uncertainty has increased dramatically, particularly in the United States and Europe, and adverse market conditions have expanded to other markets. These conditions have resulted in disruption of the global credit markets, periods of reduced liquidity, greater volatility, general volatility of credit spreads, an acute contraction in the availability of credit and a lack of price transparency. These volatile and often difficult global credit market conditions have episodically adversely affected the market values of equity, fixed-income and other securities and this volatility may continue and conditions could even deteriorate further. Some of the largest banks and companies across many sectors of the economy in the United States and Europe have declared bankruptcy, entered into insolvency, administration or similar proceedings, been nationalized by government authorities, and/or agreed to merge with or be acquired by other banks or companies that had been considered their peers. The long-term impact of these events is uncertain, but
could continue to have a material effect on general economic conditions, consumer and business confidence and market liquidity.
The Fund may invest in securities of publicly traded companies. Securities markets in certain countries in which the Fund may invest are fragmented, smaller, less liquid and more volatile than the securities markets of the United States and certain other developed countries. Securities markets in the countries in which the Fund may invest have, in the past, experienced substantial price volatility that could have an adverse impact on the value of the Fund’s investments that consist of securities. Periods of economic and political uncertainty may result in further volatility in the value of such investments. As a result, there may be greater volatility than the volatility that could be expected by investors in comparable securities traded in U.S. securities markets. There can be no assurance that the Fund’s investments will not be sold at prices below their acquisition costs.
The Fund may be affected by force majeure events (e.g., acts of God, fire, flood, earthquakes, outbreaks of an infectious disease, pandemic or any other serious public health concern, war, terrorism, nationalization of industry and labor strikes). Force majeure events could adversely affect the ability of the Fund or a counterparty to perform its obligations. The liability and cost arising out of a failure to perform obligations as a result of a force majeure event could be considerable and could be borne by the Fund. Certain force majeure events, such as war or an outbreak of an infectious disease and the current or any resulting financial, economic and capital

45

markets environment, and future developments in these and other areas present uncertainty and risk with respect to the Fund’s NAV, performance, financial condition, results of operations, ability to pay distributions, make share repurchases and portfolio liquidity. Additionally, a major governmental intervention into industry, including the nationalization of an industry or the assertion of control, could result in a loss to the Fund if an investment is affected, and any compensation provided by the relevant government may not be adequate.
The U.S. and global capital markets experienced extreme volatility and disruption in recent years, leading to periods of recessionary conditions and depressed levels of consumer and commercial spending. For instance, monetary policies of the Federal Reserve and political uncertainty resulting from recent events, including changes to U.S. trade policies and ongoing armed conflicts between Russia and Ukraine in Europe and among Israel, Iran, Hamas and other militant groups in the Middle East and Southwest Asia, including the ongoing conflict between the U.S. and Iran, political unrest in South America and recent U.S. military action overseas, have led, are currently leading, and for an unknown period of time may continue to lead to disruption and instability in the global markets. In addition, social unrest, changes regarding immigration and work permit policies and other political and security concerns may not abate, which may cause the debt and equity capital markets, and as a result, the Fund’s business to be adversely affected both within and outside of regions experiencing ongoing conflicts. Disruptions in the capital markets increased the spread between the yields realized on risk-free and higher risk securities, resulting in illiquidity in parts of the capital markets. It cannot be assured that these conditions will not worsen. If conditions worsen, a prolonged period of market illiquidity could have a material adverse effect on the Fund’s business, financial condition and results of operations. Unfavorable economic conditions also could increase the Fund’s funding costs, limit the Fund’s access to the capital markets or result in a decision by lenders not to extend credit to the Fund. These events could limit the Fund’s investment originations, limit the Fund’s ability to grow and negatively impact the Fund’s operating results.
Furthermore, a counterparty’s ability to meet or willingness to honor its financial obligations, including its ability to extend credit or otherwise to transact with the Fund or a portfolio company or issuer to which the Fund makes a loan or in which the Fund invests directly may be negatively impacted. Current conditions may affect how counterparties interpret their obligations (and the Fund’s obligations) pursuant to counterparty arrangements such that the applicability, or lack thereof, of force majeure or similar provisions could also come into question and ultimately could work to the detriment of the Fund. These circumstances also may hinder the Adviser’s,
Sub-Adviser’s,
the Fund’s and/or a portfolio companies’ ability to conduct their affairs and activities as they normally would, including by impairing usual communication channels and methods, hampering the performance of administrative functions such as processing payments and invoices, and diminishing their ability to make accurate and timely projections of financial performance.
While the Adviser and the
Sub-Adviser
expect that the current environment will yield attractive investment opportunities for the Fund, the investments made by the Fund are expected to be sensitive to the performance of the overall economy. General fluctuations in the market prices of securities and interest rates may affect the value of portfolio investments or increase the risks associated with an investment in the Fund. There can be no assurances that conditions in the global financial markets will not change to the detriment of the Fund’s investments and investment strategy. The continuing negative impact on economic fundamentals and consumer and business confidence would likely further increase market volatility and reduce liquidity, both of which could adversely affect the access to capital, ability to utilize leverage or overall performance of the Fund or one or more of its portfolio companies and these or similar events may affect the ability of the Fund to execute its investment strategy.
Failure of Financial Institutions and Sustained Financial Market Illiquidity.
The failure of certain financial institutions, namely banks, may increase the possibility of a sustained deterioration of financial market liquidity, or illiquidity at clearing, cash management and/or custodial financial institutions. The failure of a bank (or banks) with which the Fund and/or the Fund’s underlying investments have a commercial relationship could adversely affect, among other things, the Fund and/or the Fund’s underlying investments’ ability to pursue key strategic initiatives, including by affecting the Fund’s ability to borrow from financial institutions on favorable terms.

46

Market Disruptions Risk.
The Fund may incur major losses in the event of market disruptions and other extraordinary events in which historical pricing relationships become materially distorted. The risk of loss from pricing distortions is compounded by the fact that in disrupted markets many positions become illiquid, making it difficult or impossible to close out positions against which the markets are moving. Market disruptions caused by unexpected political, military and terrorist events may from time to time cause dramatic losses for the Fund and such events can result in otherwise historically low-risk
strategies performing with unprecedented volatility and risk.
Trade Negotiations and Related Government Actions.
In recent years, the U.S. government has indicated its intent to alter its approach to
international trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements and treaties with foreign countries, and has made proposals and taken actions related thereto. For example, the U.S. government has imposed, and may in the future further increase, tariffs on certain foreign goods, including from China, such as steel and aluminum. Some foreign governments, including China, have instituted retaliatory tariffs on certain U.S. goods. Most recently, the current U.S. presidential administration has imposed or sought to impose significant increases to tariffs on goods imported into the U.S., including from China, Canada and Mexico. Tariffs on imported goods could further increase costs, decrease margins, reduce the competitiveness of products and services offered by current and future portfolio companies and adversely affect the revenues and profitability of portfolio companies whose businesses rely on goods imported from such impacted jurisdictions.
There is uncertainty as to further actions that may be taken under the current U.S. presidential administration with respect to U.S. trade policy. Further governmental actions related to the imposition of tariffs or other trade barriers, or changes to international trade agreements or policies, could further increase costs, decrease margins, reduce the competitiveness of products and services offered by current and future portfolio companies and adversely affect the revenues and profitability of companies whose businesses rely on goods imported from outside of the United States. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the U.S. Any of these factors could depress economic activity and restrict the Fund’s portfolio companies’ access to suppliers or customers and have a material adverse effect on their business, financial condition and results of operations, which in turn would negatively impact the Fund.
Highly Volatile Markets.
The prices of financial instruments in which the Fund may invest can be highly volatile. The prices of instruments in which the Fund may invest are influenced by numerous factors, including interest rates, currency rates, default rates, governmental policies and political and economic events (both domestic and global). Moreover, political or economic crises, or other events may occur that can be highly disruptive to the markets in which the Fund may invest. In addition, governments from time to time intervene (directly and by regulation), which intervention may adversely affect the performance of the Fund and its investment activities. The Fund is also subject to the risk of a temporary or permanent failure of the exchanges and other markets on which its investments may trade. Sustained market turmoil and periods of heightened market volatility make it more difficult to produce positive trading results, and there can be no assurance that the Fund’s strategies will be successful in such markets.
U.S. Debt Ceiling and Budget Deficit Risks.
U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit-rating downgrades and economic slowdowns, or a recession in the United States. Although U.S. lawmakers have historically passed legislation to raise the federal debt ceiling on multiple occasions, ratings agencies have lowered or threatened to lower the long-term sovereign credit rating on the United States. In August 2023, Fitch Ratings Inc., downgraded the U.S. credit rating to AA+ from AAA, citing fiscal deterioration over the next three years and close encounters with default due to ongoing political dysfunction. The impact of a U.S. default on its obligations or any further downgrades to the U.S. government’s sovereign credit rating or its perceived creditworthiness could adversely affect the U.S. and global financial markets and economic conditions. In addition, disagreement over the federal budget has caused the U.S. federal

47

government to shut down for periods of time. Continued adverse political and economic conditions could have a material adverse effect on the
Fund’s
business, financial condition and results of operations.
Concentration of Credit Risk.
The Fund places its cash with one banking institution, which is insured by the Federal Deposit Insurance Corporation (“FDIC”). The FDIC limit is $250,000. At various times throughout the year, the amount on deposit may exceed the FDIC limit and subject the Fund to a credit risk. The Fund does not believe that such deposits are subject to any unusual risk associated with investment activities. The Fund may invest cash balances in an open-end
Money Market Mutual Fund (“Money Market Fund”). The Money Market Fund is valued at its closing NAV. The Money Market Fund is not subject to FDIC insurance.
Correlation Risk.
The Fund seeks to produce returns that are less correlated to the broader financial markets over time. Although the prices of equity securities and fixed income securities, as well as other asset classes, often rise and fall at different times so that a fall in the price of one may be offset by a rise in the price of the other, in down markets the prices of these securities and asset classes can also fall in tandem. Because the Fund allocates its investments among different asset classes, the Fund is subject to correlation risk.
Repurchase Policy Risks.
Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its net assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s net asset value. We have in the past received, and may in the future receive, repurchase requests that exceed the limits under our repurchase policy, and we have in the past repurchased less than the full amount of shares requested, resulting in the repurchase of shares on a pro rata basis.
Repurchase of shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional shares are not sold. In addition, the repurchase of shares by the Fund will generally be a taxable event to shareholders.
Distribution Policy Risk.
The Fund makes periodic distributions to its shareholders. All or a portion of a distribution may consist solely of a return of capital (i.e. from your original investment) and not a distribution of income or capital gain. Shareholders should not assume that the source of a distribution from the Fund is income or capital gain. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares. The Board reserves the right to change the distribution po
licy from time to time. Effective October 1, 2026, the Fund’s distribution policy has been amended to change the frequency of distributions to shareholders from quarterly to semi-annual.
Shareholders May Experience Dilution
. All distributions declared in cash payable to shareholders that are participants in the Fund’s distribution reinvestment plan will generally be automatically reinvested in Fund shares. As a result, shareholders that do not participate in the Fund’s distribution reinvestment plan may experience dilution over time.
Anti-Takeover Provisions.
The Fund’s Amended and Restated Declaration of Trust (the “Declaration of Trust”) includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or convert the Fund to open-end
status. See “Anti-Takeover Provisions in the Declaration of Trust.”

48

Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses.
Delaware law permits a Delaware statutory trust to include in its declaration of trust a provision to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever. The Fund’s Declaration of Trust provides that the Fund’s Trustees will not be liable to the Fund or the Fund’s shareholders for monetary damages for breach of fiduciary duty as a trustee to the fullest extent permitted by Delaware law. The Fund’s Declaration of Trust provides for the indemnification of any person to the full extent permitted, and in the manner provided, by Delaware law. In accordance with the 1940 Act, the Fund will not indemnify certain persons for any liability to which such persons would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.
Operational, Artificial Intelligence, and Cybersecurity Risk.
The Fund, its service providers and other market participants increasingly depend on complex information technology and communications systems to conduct business functions. These systems are subject to various threats or risks that could adversely affect the Fund and its shareholders.
For instance, unauthorized third parties may attempt to improperly access, modify, disrupt the operations of or prevent access to these systems or data within them, whether systems of the Fund, the Fund’s service providers, counterparties, or other market participants. Power or communication outages, acts of God, information technology equipment malfunctions, operational errors (both human and systematic) and inaccuracies within software or data processing systems may also disrupt business operations or impact critical data.
With the increased use of technologies such as the Internet and the dependence on computer systems to perform necessary business functions, investment companies such as the Fund and its service providers may be prone to operational and information security risks resulting from cyber-attacks. In general, cyber-attacks result from deliberate attacks but unintentional events may have effects similar to those caused by cyber-attacks. Cyber-attacks include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, the unauthorized release of confidential information and causing operational disruption. Successful cyber-attacks against, or security breakdowns of, the Fund or its advisers, custodians, fund accountant, fund administrator, transfer agent, pricing vendors and/or other third party service providers may adversely impact the Fund and its shareholders. For instance, cyber-attacks may interfere with the processing of shareholder transactions, cause the release of private shareholder information or confidential Fund information, impede trading, cause reputational damage, and subject the Fund to regulatory fines, penalties or financial losses, reimbursement or other compensation costs, and/or additional compliance costs. The Fund also may incur substantial costs for cybersecurity risk management in order to guard against any cyber incidents in the future. While the Fund or its service providers may have established business continuity plans and systems designed to guard against such cyber-attacks or adverse effects of such attacks, there are inherent limitations in such plans and systems, including the possibility that certain risks have not been identified, in large part because different, unknown threats may emerge in the future. Similar types of cybersecurity risks are also present for issuers of securities in which the Fund invests, which could result in material adverse consequences for such issuers, and may cause the Fund’s investment in such securities to lose value. In addition, cyber-attacks involving a counterparty to the Fund could affect such a counterparty’s ability to meet its obligations to the Fund, which may result in losses to the Fund and its shareholders. The Fund cannot directly control any cyber-security plans or systems put in place by its service providers, Fund counterparties, issuers in which the Fund invests or securities markets and exchanges.
The Adviser and
Sub-Adviser
may also utilize AI in their business operations, and the challenges with properly managing its use could result in reputational harm, competitive harm, legal liability, and/or an adverse effect on the Adviser’s and
Sub-Adviser’s
business operations. AI models may rely on techniques such as natural language processing and machine learning, which are less transparent or interpretable and may produce unexpected results, which could adversely impact the Fund. If the content, analyses, or recommendations that AI applications assist the Adviser or
Sub-Adviser
in producing are or are alleged to be deficient, inaccurate, or biased, the Fund may be

49

adversely affected. Additionally, AI tools used by the Adviser or
Sub-Adviser
may produce inaccurate, misleading or incomplete responses that could lead to errors in the Adviser’s or
Sub-Adviser’s
and their employees’ decision-making, portfolio management or other business activities, which could have a negative impact on the performance of the Fund. Such AI tools could also be used against the Adviser,
Sub-Adviser,
or the Fund and its investments in criminal or negligent ways. The Adviser’s and
Sub-Adviser’s
competitors or other third parties could incorporate AI into their products more quickly or more successfully, which could impair the Adviser’s or
Sub-Adviser’s
ability to compete effectively. AI has the potential to result in significant and disruptive changes in companies, sectors or industries, including those in which the Fund invests, and any such changes could create new and unpredictable operational, legal and/or regulatory risks. Additionally, AI technologies may be exploited by malicious actors for cyberattacks, market manipulation, and fraud, further exacerbating risks. In the current period of technological and commercial innovation, startups and other companies have found success disrupting traditional approaches to industry or market practices, and the frequency of such disruptions is expected to increase. Such disruptions could negatively impact the Fund and its investments, alter market practices on which the Fund’s investment strategy depends to create investment returns, significantly disrupt the market in which the Fund operates and/or subject the Fund to increased competition.
Risks Related to the Fund’s Investments
Real Estate Industry Concentration and Real Estate Market Risk.
The Fund will not invest in real estate directly, but, because the Fund will concentrate its investments in real estate securities, its portfolio will be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio.
The Fund is subject to risks generally attributable to the ownership of real property, including:

•	changes in global, national, regional or local economic, demographic or capital market conditions;

•	future adverse national real estate trends, including increasing vacancy rates, declining rental rates and general deterioration of market conditions;

•	changes in supply of or demand for similar properties in a given market or metropolitan area, which could result in rising vacancy rates or decreasing market rental rates;

•	vacancies, fluctuations in the average occupancy and room rates for hotel properties or inability to lease space on favorable terms;

•	increased competition for properties targeted by the Fund’s investment strategy;

•	bankruptcies, financial difficulties or lease defaults by tenants;

•	increases in interest rates and lack of availability of financing;

•	events or conditions beyond the Fund’s control, including natural disasters, extreme weather conditions, climate-change related risks, acts of terrorism, war and outbreaks of contagious disease; and

•
changes in government rules, regulations and fiscal policies, including increases in property taxes, changes in zoning laws, limitations on rental rates, and increasing costs to comply with environmental laws.

All of these factors are beyond the Fund’s control. Any negative changes in these factors could affect the Fund’s performance and the Fund’s ability to meet the Fund’s obligations and make distributions to shareholders.
There are also special risks associated with particular sectors, or real estate operations generally, as described below:
Retail Properties.
Retail properties are affected by shifts in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

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Office Properties.
Office properties are affected by factors such as a downturn in the businesses operated by their tenants.
Hospitality Properties.
Hotel properties and other properties in the hospitality real estate sector, such as motels and extended-stay properties, are affected by declines in business and leisure travel.
Healthcare and Life Sciences Properties.
Healthcare and life sciences properties are affected by federal, state and local laws governing licenses, certification, adequacy of care, pharmaceutical distribution, rates, equipment, personnel and other factors regarding operations, and the continued availability of revenue from government reimbursement programs.
Student Housing Properties.
Student housing properties are affected by seasonal leasing and cash flow risks, and are subject to unique demand drivers.
Industrial Properties.
Industrial properties are affected by downturns in the manufacturing, processing and shipping of goods.
Multifamily Properties.
Multifamily properties are affected by adverse economic conditions in the locale, oversupply and rent control laws.
Residential Properties.
Residential properties can be significantly affected by the national, regional and local real estate markets. This segment of the real estate industry also is sensitive to interest rate fluctuations which can cause changes in the availability of mortgage capital and directly affect the purchasing power of potential homebuyers. Thus, residential properties can be significantly affected by changes in government spending, consumer confidence, demographic patterns and the level of new and existing home sales.
Shopping Centers.
Shopping center properties are affected by changes in the local markets where their properties are located and dependent upon the successful operations and financial condition of their major tenants.
Self-Storage Properties.
Self-storage properties are affected by changes to competing local properties, consumer and small business demand for storage space, and the abilities of the management team.
Other factors may contribute to the risk of real estate investments:
Development Issues.
Real estate development companies are affected by construction delays and insufficient tenant demand to occupy newly developed properties.
Lack of Insurance.
Certain of the companies in the Fund’s portfolio may fail to carry comprehensive liability, fire, flood, wind or earthquake extended coverage and rental loss insurance, or the insurance in place may be subject to various policy specifications, limits and deductibles.
Dependence on Tenants.
The ability of real estate companies to make distributions to shareholders depends upon the ability of the tenants at their properties to generate enough income in excess of tenant operating expenses to make their lease payments.
Financial Leverage.
Real estate companies may be highly leveraged and financial covenants may affect the ability of real estate companies to operate effectively.
Environmental Issues.
Owners of properties that may contain hazardous or toxic substances may be responsible for removal or remediation costs.
Financing Issues.
Financial institutions in which the Fund may invest are subject to extensive government regulation. This regulation may limit both the amount and types of loans and other financial commitments a financial institution can make, and the interest rates and fees it can charge.

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Private Equity and Private Market Investments Risk.
Investments made in connection with acquisition transactions are subject to a variety of special risks, including the risk that the acquiring company has paid over market value for the acquired business, the risk of unforeseen liabilities, the risks associated with new or unproven management or new business strategies and the risk that the acquired business will not be successfully integrated with existing businesses or produce the expected synergies.
Companies in which the Fund may invest, either directly or through Portfolio Funds, may face significant fluctuations in operating results, may need to engage in acquisitions or divestitures of assets in order to compete successfully or survive financially, may be operating at a loss, may be engaged in a rapidly changing business with products subject to a substantial risk of obsolescence, may require substantial additional capital (which may be difficult to raise) to support their operations, to finance expansion or to maintain their competitive position, or otherwise may have a weak financial condition.
Companies in which the Fund may invest, either directly or through Portfolio Funds, may be highly leveraged and, as a consequence, subject to restrictive financial and operating covenants. The leverage may impair the ability of these companies to finance their future operations and capital needs. As a result, these companies may lack the flexibility to respond to changing business and economic conditions, or to take advantage of business opportunities.
Companies in which the Fund may invest, either directly or through Portfolio Funds, may face intense competition, including competition from companies with far greater financial resources, more extensive development, manufacturing, marketing and other capabilities, and a larger number of qualified managerial and technical personnel.
Direct Investments Risk.
Direct investing alongside one or more other parties in an investment (i.e., as a co-investor)
involves risks that may not be present in investments made by lead or sponsoring private equity investors. As a co-investor,
the Fund may have interests or objectives that are inconsistent with those of the lead private equity investors that generally have a greater degree of control over such investments.
In addition, in order to take advantage of
co-investment
opportunities as a
co-investor,
the Fund generally will be required to hold a
non-controlling
interest, for example, by becoming a limited partner in a partnership that is controlled by the general partner or manager of the private equity fund offering the co-investment,
on a
co-investor
basis, to the Fund. In this event, the Fund would have less control over the investment and may be adversely affected by actions taken by such general partner or manager with respect to the portfolio company and the Fund’s investment in it. The Fund may not have the opportunity to participate in structuring investments or to determine the terms under which such investments will be made.
The Fund may in certain circumstances be liable for the actions of its third-party co-venturers.
Co-investments
made with third parties in joint ventures or other entities also may involve carried interests and/or other fees payable to such third party partners or co-venturers.
There can be no assurance that appropriate minority shareholder rights will be available to the Fund or that such rights will provide sufficient protection to the Fund’s interests.
Loans Risk.
 Under normal market conditions, the Fund will invest in loans. The loans that the Fund may invest in include loans that are first lien, second lien, third lien or that are unsecured. In addition, the loans the Fund will invest in will usually be rated below investment grade or may be unrated. Loans are subject to a number of risks described elsewhere in this prospectus, including credit risk, liquidity risk, below investment grade instruments risk and management risk.
Although certain loans in which the Fund may invest will be secured by collateral, there can be no assurance that such collateral could be readily liquidated or that the liquidation of such collateral would satisfy the borrower’s obligation in the event of non-payment of
scheduled interest or principal. In the event of the bankruptcy or

52

insolvency of a borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a loan. In the event of a decline in the value of the already pledged collateral, if the terms of a loan do not require the borrower to pledge additional collateral, the Fund will be exposed to the risk that the value of the collateral will not at all times equal or exceed the amount of the borrower’s obligations under the loans. To the extent that a loan is collateralized by stock in the borrower or its subsidiaries, such stock may lose some or all of its value in the event of the bankruptcy or insolvency of the borrower. Those loans that are under-collateralized involve a greater risk of loss.
In general, the secondary trading market for loans is not fully-developed. No active trading market may exist for certain loans, which may make it difficult to value them. Illiquidity and adverse market conditions may mean that the Fund may not be able to sell certain loans quickly or at a fair price. To the extent that a secondary market does exist for certain loans, the market for them may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods.
Some loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders, including the Fund. Such court action could under certain circumstances include invalidation of loans.
If legislation or state or federal regulations impose additional requirements or restrictions on the ability of financial institutions to make loans, the availability of loans for investment by the Fund may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default.
If legislation or federal or state regulations require financial institutions to increase their capital requirements, this may cause financial institutions to dispose of loans that are considered highly levered transactions. Such sales could result in prices that, in the opinion of the Adviser, do not represent fair value. If the Fund attempts to sell a loan at a time when a financial institution is engaging in such a sale, the price the Fund could get for the loan may be adversely affected.
The Fund may acquire loans through assignments or participations. The Fund will typically acquire loans through assignment. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, the purchaser’s rights can be more restricted than those of the assigning institution, and the Fund may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral.
A participation typically results in a contractual relationship only with the institution selling the participation interest, not with the borrower. Sellers of participations typically include banks, broker-dealers, other financial institutions and lending institutions. Certain participation agreements also include the option to convert the participation to a full assignment under agreed upon circumstances.
The Sub-Adviser has
adopted best execution procedures and guidelines to mitigate credit and counterparty risk in the atypical situation when the Fund must acquire a loan through a participation.
In purchasing participations, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement against the borrower, and the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, the Fund will be exposed to the credit risk of both the borrower and the institution selling the participation. Further, in purchasing participations in lending syndicates, the Fund will not be able to conduct the due diligence on the borrower or the quality of the loan with respect to which it is buying a participation that the Fund would otherwise conduct if it were investing directly in the loan, which may result in the Fund being exposed to greater credit or fraud risk with respect to the borrower or the loan than the Fund expected when initially purchasing the participation.
The Fund also may originate loans or acquire loans by participating in the initial issuance of the loan as part of a syndicate of banks and financial institutions, or receive its interest in a loan directly from the borrower.

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Senior Loans Risk.
Senior secured loans are usually rated below investment grade or may be unrated. As a result, the risks associated with senior secured loans are similar to the risks of below investment grade fixed income instruments, although senior secured loans are senior and secured in contrast to other below investment grade fixed income instruments, which are often subordinated or unsecured. Investment in senior secured loans rated below investment grade is considered speculative because of the credit risk of their issuers. There may be less readily available and reliable information about most senior secured loans than is the case for many other types of securities. As a result, the Adviser will rely primarily on its own evaluation of a borrower’s credit quality rather than on any available independent sources. Therefore, the Fund will be particularly dependent on the analytical abilities of the Adviser.
In general, the secondary trading market for senior secured loans is not well developed. No active trading market may exist for certain senior secured loans, which may make it difficult to value them. Illiquidity and adverse market conditions may mean that the Fund may not be able to sell senior secured loans quickly or at a fair price. To the extent that a secondary market does exist for certain senior secured loans, the market for them may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods.
Subordinated Loans or Securities Risk.
Certain of the Fund’s investments may consist of loans or securities, or interests in pools of securities that are subordinated or may be subordinated in right of payment and ranked junior to other securities issued by, or loans made to obligors. If an obligor experiences financial difficulty, holders of its more senior securities will be entitled to payments in priority to the Fund. Some of the Fund’s asset-backed investments may also have structural features that divert payments of interest and/or principal to more senior classes of loans or securities backed by the same assets when loss rates or delinquency exceeds certain levels. This may interrupt the income the Fund receives from its investments, which may lead to the Fund having less income to distribute to investors.
In addition, many of the obligors are highly leveraged and many of the Fund’s investments will be in securities which are unrated or rated below investment grade. Such investments are subject to additional risks, including an increased risk of default during periods of economic downturn, the possibility that the obligor may not be able to meet its debt payments, and limited secondary market support, among other risks.
Loans to Private Companies Risk.
Loans to private and middle-market companies involves risks that may not exist in the case of large, more established and/or publicly traded companies, including, without limitation:

•
these companies may have limited financial resources and limited access to additional financing, which may increase the risk of their defaulting on their obligations, leaving creditors, such as the Fund, dependent on any guarantees or collateral that they may have obtained;

•
these companies frequently have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which render such companies more vulnerable to competition and market conditions, as well as general economic downturns;

•	there will not be as much information publicly available about these companies as would be available for public companies and such information may not be of the same quality;

•
these companies are more likely to depend on the management talents and efforts of a small group of persons; as a result, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on these companies’ ability to meet their obligations;

•
these companies generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance their expansion or maintain their competitive position; and

•	these companies may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity.

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Portfolio Funds Risk.
The Fund’s investments in Portfolio Funds are subject to a number of risks. The marketability of Portfolio Fund interests may be restricted, and the realization of investments from them may take considerable time and/or be costly. Some of the Portfolio Funds in which the Fund invests may have only limited operating histories. Although the Adviser will seek to receive detailed information from each Portfolio Fund regarding its business strategy and any performance history, in most cases the Adviser will have little or no means of independently verifying this information. In addition, Portfolio Funds may have little or no near-term cash flow available to distribute to investors, including the Fund. Due to the pattern of cash flows in Portfolio Funds, investors typically will see negative returns in the early stages of Portfolio Funds. Then, as investments are able to realize liquidity events, such as a sale or initial public offering, positive returns will be realized if the Portfolio Fund’s investments are successful.
Portfolio Fund interests are ordinarily valued based upon valuations provided by the Portfolio Fund managers, which may be received on a delayed basis. Certain securities in which the Portfolio Funds invest may not have a readily ascertainable market price and are fair valued by the Portfolio Fund managers. A Portfolio Fund manager may face a conflict of interest in valuing such securities because their values may have an impact on the Portfolio Fund manager’s compensation. The Adviser will review and perform due diligence on the valuation procedures used by each Portfolio Fund manager and monitor the returns provided by the Portfolio Funds. However, neither the Adviser nor the Board is able to confirm the accuracy of valuations provided by Portfolio Fund managers. Inaccurate valuations provided by Portfolio Funds could materially adversely affect the value of shares.
The Fund will pay asset-based fees, and, in most cases, will be subject to performance-based fees in respect of its interests in Portfolio Funds. Such fees and performance-based compensation are in addition to the monthly management fee. In addition, performance-based fees charged by Portfolio Fund managers may create incentives for the Portfolio Fund managers to make risky investments, and may be payable by the Fund to a Portfolio Fund manager based on a Portfolio Fund’s positive returns even if the Fund’s overall returns are negative.
Moreover, a shareholder in the Fund will indirectly bear a proportionate share of the fees and expenses of the Portfolio Funds, in addition to its proportionate share of the expenses of the Fund. Thus, a shareholder in the Fund may be subject to higher operating expenses than if the shareholder invested in the Portfolio Funds directly. In addition, because of the deduction of the fees payable by the Fund to the Adviser and other expenses payable directly by the Fund from amounts distributed to the Fund by the Portfolio Funds, the returns to a shareholder in the Fund will be lower than the returns to a direct investor in the Portfolio Funds. Fees and expenses of the Fund and the Portfolio Funds will generally be paid regardless of whether the Fund or Portfolio Funds produce positive investment returns. Shareholders could avoid the additional level of fees and expenses of the Fund by investing directly with the Portfolio Funds, although access to many Portfolio Funds may be limited or unavailable, and may not be permitted for investors who do not meet the substantial minimum net worth and other criteria for direct investment in Portfolio Funds.
There is a risk that the Fund may be precluded from acquiring an interest in certain Portfolio Funds due to regulatory implications under the 1940 Act or other laws, rules and regulations or may be limited in the amount it can invest in voting securities of Portfolio Funds. The Adviser also may refrain from including a Portfolio Fund in the Fund’s portfolio in order to address adverse regulatory implications that would arise under the 1940 Act for the Fund if such an investment was made. In addition, the SEC has adopted Rule
18f-4
under the 1940 Act, which, among other things, may impact the ability of the Fund to enter into unfunded commitment agreements, such as a capital commitment to a Portfolio Fund or as part of a co-investment.
The Fund’s investments in Secondary Investments typically will include an unfunded portion where the Fund commits to invest equity in a Portfolio Fund in the future. Similarly, the Fund’s co-investments
may include an unfunded commitment to invest equity in special purpose vehicles or other issuers. These unfunded commitments generally can be drawn at the discretion of the general partner of the Portfolio Fund or other issuer subject to certain conditions (e.g., notice provisions). At times, the Fund expects that a significant portion of its assets will be invested in money market funds or other cash items, pending the calling of these unfunded commitments, as part of its risk management process to seek to ensure the Fund will have sufficient cash and cash equivalents to meet its

55

obligations with respect to its unfunded commitments to invest equity in Portfolio Funds and special purpose vehicles that acquire private market investments as they come due. In addition, the Fund’s ability to invest may be affected by considerations under other laws, rules or regulations. Such regulatory restrictions, including those arising under the 1940 Act, may cause the Fund to invest in different Portfolio Funds or co-investments
than other clients of the Adviser.
If the Fund fails to satisfy capital calls to a Portfolio Fund in a timely manner then, generally, it will be subject to significant penalties, including the complete forfeiture of the Fund’s investment in the Portfolio Fund. Any failure by the Fund to make timely capital contributions may impair the ability of the Fund to pursue its investment program, cause the Fund to be subject to certain penalties from the Portfolio Funds or otherwise impair the value of the Fund’s investments.
The governing documents of a Portfolio Fund generally are expected to include provisions that would enable the general partner, the manager, or a majority in interest (or higher percentage) of its limited partners or members, under certain circumstances, to terminate the Portfolio Fund prior to the end of its stated term. Early termination of a Portfolio Fund in which the Fund is invested may result in the Fund having distributed to it a portfolio of immature securities, or the Fund’s inability to invest all of its capital as anticipated, either of which could have a material adverse effect on the performance of the Fund.
Although the Fund will be an investor in a Portfolio Fund, shareholders will not themselves be equity holders of that Portfolio Fund and will not be entitled to enforce any rights directly against the Portfolio Fund or the Portfolio Fund manager or assert claims directly against any Portfolio Funds, the Portfolio Fund managers or their respective affiliates. Shareholders will have no right to receive the information issued by the Portfolio Funds that may be available to the Fund as an investor in the Portfolio Funds. In addition, Portfolio Funds generally are not registered as investment companies under the 1940 Act; therefore, the Fund, as an investor in Portfolio Funds, will not have the benefit of the protections afforded by the 1940 Act. Portfolio Fund managers may not be registered as investment advisers under the Advisers Act, in which case the Fund, as an investor in Portfolio Funds managed by such Portfolio Fund managers, will not have the benefit of certain of the protections afforded by the Advisers Act.
Commitments to Portfolio Funds generally are not immediately invested. Instead, committed amounts are drawn down by Portfolio Funds and invested over time, as underlying investments are identified—a process that may take a period of several years, with limited ability to predict with precision the timing and amount of each Portfolio Fund’s drawdowns. During this period, investments made early in a Portfolio Fund’s life are often realized (generating distributions) even before the committed capital has been fully drawn. In addition, many Portfolio Funds do not draw down 100% of committed capital, and historic trends and practices can inform the Adviser as to when it can expect to no longer need to fund capital calls for a particular Portfolio Fund. Accordingly, the Adviser may make investments and commitments based, in part, on anticipated future capital calls and distributions from Portfolio Funds. This may result in the Fund making commitments to Portfolio Funds in an aggregate amount that exceeds the total amounts invested by shareholders in the Fund at the time of such commitment (i.e., to “over-commit”). To the extent that the Fund engages in an “over-commitment” strategy, the risk associated with the Fund defaulting on a commitment to a Portfolio Fund will increase. The Fund will maintain cash, cash equivalents, borrowings or other liquid assets in sufficient amounts, in the Adviser’s judgment, to satisfy capital calls from Portfolio Funds.
Lack of Control Over the Portfolio Funds and Other Portfolio Investments.
The Adviser will have no control over the investment decisions made by any Portfolio Fund. Although the Fund and the Adviser will regularly evaluate each Portfolio Fund and its manager to determine whether their respective investment programs are consistent with the Fund’s investment objective, the Adviser will not have any control over the investments made by any Portfolio Fund. Even though the Portfolio Funds are subject to certain constraints, the managers may change aspects of their investment strategies. The managers may do so at any time (for example, such change may occur immediately after providing the Adviser with the quarterly unaudited financial information for a

56

Private REIT). The Adviser may reallocate the Fund’s investments among the Portfolio Funds, but the Adviser’s ability to do so may be constrained by the withdrawal limitations imposed by the Portfolio Funds, which may prevent the Fund from reacting rapidly to market changes should a Portfolio Fund fail to effect portfolio changes consistent with such market changes and the demands of the Adviser. Such withdrawal limitations may also restrict the Adviser’s ability to terminate investments in Portfolio Funds that are poorly performing or have otherwise had adverse changes. The Adviser will be dependent on information provided by the Portfolio Fund, including quarterly unaudited financial statements, which if inaccurate, could adversely affect the Adviser’s ability to manage the Fund’s investment portfolio in accordance with its investment objective. By investing in the Fund, a shareholder will not be deemed to be an investor in any Portfolio Fund and will not have the ability to exercise any rights attributable to an investor in any such Portfolio Fund related to their investment.
REIT Risk.
Investments (directly or indirectly) in REITs will subject the Fund to various risks. REIT share prices may decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. REITs often invest in highly leveraged properties. Returns from REITs, which typically are small or medium capitalization stocks, may trail returns from the overall stock market. In addition, changes in interest rates may hurt real estate values or make REIT shares less attractive than other income-producing investments. REITs are also subject to heavy cash flow dependency, defaults by borrowers and self-liquidation.
Qualification as a REIT under the Code in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that an entity in which the Fund invests with the expectation that it will be taxed as a REIT will, in fact, qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. If the Fund were to invest in an entity that failed to qualify as a REIT, such failure could significantly reduce the Fund’s yield on that investment. REITs can be classified as equity REITs, mortgage REITs, and hybrid REITs. Equity REITs invest primarily in real property and earn rental income from leasing those properties. They may also realize gains or losses from the sale of properties. Equity REITs will be affected by conditions in the real estate rental market and by changes in the value of the properties they own. Mortgage REITs invest primarily in mortgages and similar real estate interests and receive interest payments from the owners of the mortgaged properties. Mortgage REITs will be affected by changes in creditworthiness of borrowers and changes in interest rates. Hybrid REITs invest both in real property and in mortgages. Equity and mortgage REITs are dependent upon management skills, may not be diversified and are subject to the risks of financing projects.
Dividends paid by REITs will not generally qualify for the reduced U.S. federal income tax rates applicable to qualified dividends under the Code. See “U.S. Federal Income Tax Matters.” The Fund’s investments in REITs may include an additional risk to shareholders. Some or all of a REIT’s annual distributions to its investors may constitute a non-taxable
return of capital. Any such return of capital will generally reduce the Fund’s basis in the REIT investment, but not below zero. To the extent the distributions from a particular REIT exceed the Fund’s basis in such REIT, the Fund will generally recognize gain. In part because REIT distributions often include a nontaxable return of capital, Fund distributions to shareholders may also include a nontaxable return of capital. Shareholders that receive such a distribution will also reduce their tax basis in their shares of the Fund, but not below zero. To the extent the distribution exceeds a shareholder’s basis in the Fund’s shares, such shareholder will generally recognize a capital gain. The Fund does not have any investment restrictions with respect to investments in REITs.
REOC Risk.
REOCs, like REITs, expose the Fund to the risks of the real estate market. These risks can include fluctuations in the value of underlying properties; destruction of underlying properties; defaults by borrowers or tenants; market saturation; changes in general and local economic conditions; decreases in market rates for rents; increases in vacancies; competition; property taxes; capital expenditures, or operating expenses; and other economic, political or regulatory occurrences affecting the real estate industry. REOCs may also be affected by

57

risks similar to investments in debt securities, including changes in interest rates and the quality of credit extended. REOCs require specialized management and pay management expenses; may have less trading volume; may be subject to more abrupt or erratic price movements than the overall securities markets; and may invest in a limited number of properties, in a narrow geographic area, or in a single property type which increase the risk that the portfolio could be unfavorably affected by the poor performance of a single investment or investment type. In addition, defaults on or sales of investments that the REOC holds could reduce the cash flow needed to make distributions to investors.
Portfolio Funds’ Underlying Investments Risk.
The investments made by the Portfolio Funds will entail a high degree of risk and in most cases be difficult to value. As a general matter, companies in which the Portfolio Fund invests may face intense competition, including competition from companies with far greater financial resources; more extensive research, development, technological, marketing and other capabilities; and a larger number of qualified managerial and technical personnel.
A Portfolio Fund manager may focus on a particular industry or sector, which may subject the Portfolio Fund, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries. Likewise, a Portfolio Fund manager may focus on a particular country or geographic region, which may subject the Portfolio Fund, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of geographic regions. In addition, Portfolio Funds may establish positions in different geographic regions or industries that, depending on market conditions, could experience offsetting returns.
The Fund will not obtain or seek to obtain any control over the management of any portfolio company in which any Portfolio Fund may invest. The success of each investment made by a Portfolio Fund will largely depend on the ability and success of the management of the portfolio companies in addition to economic and market factors.
Secondary Investments Risk.
The Fund may have limited Secondary Investment opportunities. The Fund may make Secondary Investments in Portfolio Funds by acquiring the interests in the Portfolio Funds from existing investors in such Portfolio Funds. In such instances, it is generally not expected that the Fund will have the opportunity to negotiate the terms of the interests being acquired, other than the purchase price, or other special rights or privileges. Moreover, there is no assurance that the Fund will be able to purchase interests at discounts to NAV, or at all. The overall performance of the Fund will depend in large part on the acquisition price paid by the Fund for its Secondary Investments, the structure of such acquisitions and the overall success of the Portfolio Fund.
There is significant competition for Secondary Investments. No assurance can be given that the Fund will be able to identify Secondary Investments that satisfy the Fund’s investment objective or, if the Fund is successful in identifying such Secondary Investments, that the Fund will be permitted to invest, or invest in the amounts desired, in such Secondary Investments.
Asset-Backed Securities Risk.
Asset-backed securities represent interests in “pools” of Real Estate Debt Investments or other real estate securities, including leasehold and fee simple interests in such assets. Asset-backed securities often involve risks that are different from or possibly more acute than risks associated with other types of debt instruments. Some asset-backed securities are subject to interest rate risk and prepayment risk. A change in interest can affect the pace of payments on the underlying loans, which in turn affects total return on the securities. Asset-backed securities also carry credit or default risk. If many borrowers on the underlying loans default, losses could exceed the credit enhancement level and result in losses to investors in asset-backed securities. In addition, asset-backed securities have structural risk due to a unique characteristic known as early amortization, or early payout, risk. Built into the structure of most asset-backed securities are triggers for early payout, designed to protect investors from losses. These triggers are unique to each transaction and can include a big rise in defaults on the underlying loans, a sharp drop in the credit enhancement level or even the bankruptcy of the originator. Once early amortization begins, all incoming loan payments (after expenses are paid) are used to pay investors as quickly as possible based upon a predetermined priority of payment.

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Commercial Mortgage-Backed Securities Risk.
Commercial mortgage-backed securities include securities that reflect an interest in, and are secured by, mortgage loans on commercial real property (such as office properties, retail properties, hospitality properties, industrial properties, healthcare-related properties or other types of income producing real property). Many of the risks of investing in commercial mortgage-backed securities reflect the risks of investing in the real estate securing the underlying mortgage loans, which include the risks associated with the effects of local and other economic conditions on real estate markets, the ability of tenants to make loan payments, increases in interest rates, real estate tax rates and other operating expenses, changes in governmental rules, regulations and fiscal policies, the effects of and responses to infectious illness outbreaks, epidemics of pandemics, and the ability of a property to attract and retain tenants. Commercial mortgage-backed securities depend on cash flows generated by underlying commercial real estate loans, receivables, and other assets, and can be significantly affected by changes in market and economic conditions, the availability of information regarding the underlying assets and their structures, and the creditworthiness of the borrowers or tenants. Commercial mortgage-backed securities may be less liquid and exhibit greater price volatility than other types of mortgage- or asset-backed securities. Commercial mortgage-backed securities issued by private issuers may offer higher yields than commercial mortgage-backed securities issued by government issuers, but also may be subject to greater volatility than commercial mortgage-backed securities issued by government issuers. The commercial mortgage-backed securities market may experience substantially lower valuations and greatly reduced liquidity. Commercial mortgage-backed securities held by the Fund may be subordinated to one or more other classes of securities of the same series for purposes of, among other things, establishing payment priorities and offsetting losses and other shortfalls with respect to the related underlying mortgage loans. There can be no assurance that the subordination will be sufficient on any date to offset all losses or expenses incurred by the underlying trust. The value of CMBS and other mortgage-backed securities in which the Fund may invest generally will have an inverse relationship with interest rates. Accordingly, if interest rates rise, the value of such securities will decline. In addition, to the extent that the mortgage loans which underlie specific mortgage-backed securities are pre-payable,
the value of such mortgage securities may be negatively affected by increasing prepayments, which generally occur when interest rates decline.
Residential Mortgage-Backed Securities Risk.
The Fund may invest certain of its assets in residential mortgage-backed securities and become a holder of RMBS. Holders of RMBS bear various risks, including credit, market, interest rate, structural and legal risks. RMBS represent interests in pools of residential mortgage loans secured by residential mortgage loans. Such loans may be prepaid at any time. Residential mortgage loans are obligations of the borrowers thereunder only and are not typically insured or guaranteed by any other person or entity, although such loans may be securitized and the securities issued in such securitization may be guaranteed or credit enhanced. The rate of defaults and losses on residential mortgage loans will be affected by a number of factors, including general economic conditions and those in the area where the related mortgaged property is located, the borrower’s equity in the mortgaged property and the financial circumstances of the borrower. If a residential mortgage loan is in default, foreclosure of such residential mortgage loan may be a lengthy and difficult process, and may involve significant expenses. Furthermore, the market for defaulted residential mortgage loans or foreclosed properties may be very limited.
Structured Products Risk.
Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk. The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product’s administrative and other expenses. Although it is difficult to predict whether the prices of indices and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter term financing to purchase longer term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining short-term financing, which may adversely affect the value of the structured products owned by the Fund.

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Investments in structured notes involve risks, including credit risk and market risk. Where the Fund’s investments in structured notes are based upon the movement of one or more factors, including currency exchange rates, interest rates, referenced bonds and stock indices, depending on the factor used and the use of multipliers or deflators, changes in interest rates and movement of the factor may cause significant price fluctuations. Additionally, changes in the reference instrument or security may cause the interest rate on the structured note to be reduced to zero, and any further changes in the reference instrument may then reduce the principal amount payable on maturity. Structured notes may be less liquid than other types of securities and more volatile than the reference instrument or security underlying the note.
CLO Risk.
In addition to the general risks associated with real estate securities, debt securities and structured products discussed herein, CLOs carry additional risks, including, but not limited to (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the possibility that the investments in CLOs are subordinate to other classes or tranches thereof, (iv) the potential of spread compression in the underlying loans of the CLO, which could reduce credit enhancement in the CLOs and (v) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.
CLO junior debt securities that the Fund may acquire are subordinated to more senior tranches of CLO debt. CLO junior debt securities are subject to increased risks of default relative to the holders of superior priority interests in the same securities. In addition, at the time of issuance, CLO equity securities are under-collateralized in that the liabilities of a CLO at inception exceed its total assets. Though not exclusively, the Fund will typically be in a first loss or subordinated position with respect to realized losses on the assets of the CLOs in which it is invested. The Fund may recognize phantom taxable income from its investments in the subordinated tranches of CLOs.
Between the closing date and the effective date of a CLO, the CLO collateral manager will generally expect to purchase additional collateral obligations for the CLO. During this period, the price and availability of these collateral obligations may be adversely affected by a number of market factors, including price volatility and availability of investments suitable for the CLO, which could hamper the ability of the collateral manager to acquire a portfolio of collateral obligations that will satisfy specified concentration limitations and allow the CLO to reach the initial par amount of collateral prior to the effective date. An inability or delay in reaching the target initial par amount of collateral may adversely affect the timing and amount of interest or principal payments received by the holders of the CLO debt securities and distributions of the CLO on equity securities and could result in early redemptions which may cause CLO debt and equity investors to receive less than face value of their investment.
The failure by a CLO in which the Fund invests to satisfy financial covenants, including with respect to adequate collateralization and/or interest coverage tests, could lead to a reduction in the CLO’s payments to the Fund. In the event that a CLO fails certain tests, holders of CLO senior debt may be entitled to additional payments that would, in turn, reduce the payments the Fund would otherwise be entitled to receive. Separately, the Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting CLO or any other investment the Fund may make. If any of these occur, it could adversely affect the Fund’s operating results and cash flows.
The Fund’s CLO investments are exposed to leveraged credit risk. If certain minimum collateral value ratios and/or interest coverage ratios are not met by a CLO, primarily due to senior secured loan defaults, then cash flow that otherwise would have been available to pay distributions to the Fund on its CLO investments may instead be used to redeem any senior notes or to purchase additional senior secured loans, until the ratios again exceed the minimum required levels or any senior notes are repaid in full.
Subordinated Debt Risk
. The Fund may from time to time invest in debt instruments, including junior tranches of CMBS and “mezzanine” or junior mortgage loans (e.g.,
B-Notes),
that are subordinated in an issuer’s capital

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structure. To the extent the Fund invests in subordinated debt of an issuer’s capital structure or subordinated CMBS bonds, such investments and the Fund’s remedies with respect thereto, including the ability to foreclose on any collateral securing such investments, will be subject to the rights of any senior creditors and, to the extent applicable, contractual inter-creditor and/or participation agreement provisions.
Investments in subordinated debt involve greater credit risk of default than the senior classes of the issue or series. Subordinated tranches of CMBS or other investments absorb losses from default before other more senior tranches of CMBS to which it is subordinate are put at risk. As a result, to the extent the Fund invests in subordinate debt instruments (including CMBS), the Fund would potentially receive payments or interest distributions after, and must bear the effects of losses or defaults on the senior debt (including underlying mortgage loans, senior mezzanine debt or senior CMBS bonds) before, the holders of other more senior tranches of debt instruments with respect to such issuer.
Mezzanine Securities Risk.
 Although not secured by the underlying real estate, mezzanine loans are also subject to risk of subordination and share certain characteristics of subordinate loan interests described above. As with commercial mortgage loans, repayment of a mezzanine loan is dependent on the successful operation of the underlying commercial properties and, therefore, is subject to similar considerations and risks. Mezzanine loans may also be affected by the successful operation of other properties, but mezzanine loans are not secured by interests in the underlying commercial properties.
Rehypothecated Securities Risk.
In connection with the use of the BNP Credit Facility for leverage, the Fund permits the lender, subject to certain conditions, to rehypothecate (i.e., lend to other counterparties) portfolio securities pledged by the Fund up to the amount of the loan balance outstanding. The terms of the BNP Credit Facility provide that the Fund continue to receive dividends and interest on rehypothecated securities. The Fund has the right under the BNP Credit Facility to recall rehypothecated securities from BNP on demand. If BNP fails to deliver a recalled security in a timely manner, the BNP Credit Facility provides for compensation by BNP to the Fund for any fees or losses related to the failed delivery or, in the event a recalled security will not be returned by BNP, for the Fund, upon notice to BNP, to reduce the loan balance outstanding by the amount of the recalled security failed to be returned. The terms of the BNP Credit Facility pursuant to which portfolio securities pledged by the Fund are rehypothecated may provide for receipt by the Fund, either directly or indirectly through a reduction in the costs associated with the BNP Credit Facility, of a portion of the fees earned by BNP in connection with the rehypothecation of such portfolio securities. Rehypothecation by BNP of the Fund’s pledged portfolio securities entails risks, including the risk that BNP will be unable or unwilling to return rehypothecated securities, which could result in, among other things, the inability of the Fund to find suitable investments to replace the unreturned securities, thereby impairing the ability of the Fund to achieve its investment objective.
Use of Leverage by the Fund.
Although the Fund has the option to borrow, including through the Credit Facilities, there are significant risks that may be assumed in connection with such borrowings. Investors in the Fund should consider the various risks of financial leverage, including, without limitation, the matters described below. There is no assurance that a leveraging strategy would be successful. Financial leverage involves risks and special considerations for shareholders including: (i) the likelihood of greater volatility of NAV of the shares than a comparable portfolio without leverage; (ii) the risk that fluctuations in interest rates on borrowings and short-term debt that the Fund must pay will reduce the return to the shareholders; (iii) the effect of financial leverage in a market experiencing rising interest rates, which would likely cause a greater decline in the NAV of the shares than if the Fund were not leveraged; and (iv) the potential for an increase in operating costs, which may reduce the Fund’s total return.
In the event that the Fund would be required to sell assets at a loss, including in order to redeem or pay off any borrowing, such a sale would reduce the Fund’s NAV and may make it difficult for the NAV to recover. The Fund nevertheless may continue to use financial leverage if the Adviser expects that the benefits to the shareholders of maintaining the leveraged position likely would outweigh a resulting reduction in the current return.

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Certain types of borrowings by the Fund would result in the Fund being subject to covenants in credit agreements relating to asset coverage and Fund composition requirements that are more stringent than those currently imposed on the Fund by the 1940 Act. In addition, borrowings by the Fund may be made on a secured basis. The Custodian will then either segregate the assets securing the Fund’s borrowings for the benefit of the Fund’s lenders or arrangements will be made with a suitable sub-custodian.
If the assets used to secure a borrowing decrease in value, the Fund may be required to pledge additional collateral to the lender in the form of cash or securities to avoid liquidation of those assets. In the event of a default, the lenders will have the right, through the Custodian, to redeem the Fund’s investments in underlying Investment Funds without consideration of whether doing so would be in the best interests of the Fund’s shareholders. The rights of any lenders to the Fund to receive payments of interest on and repayments of principal of borrowings will be senior to the rights of the Fund’s shareholders, and the terms of the Fund’s borrowings may contain provisions that limit certain activities of the Fund and could result in precluding the purchase of instruments that the Fund would otherwise purchase.
The use of financial leverage involves financial risk and would increase the exposure of the Fund’s investment returns to adverse economic factors such as rising interest rates, downturns in the economy or deterioration in the condition of the investments. There would be a risk that operating cash flow available to the Fund would be insufficient to meet required payments and a risk that it would not be possible to refinance existing indebtedness or that the terms of such refinancing would not be as favorable as the terms of existing indebtedness. Borrowings by the Fund may be secured by any or all of the assets of the Fund, with the consequences that the Fund may lose more than its equity stake in any one investment, and may lose all of its capital.
Derivatives Risk.
The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. Derivatives are subject to a number of risks, such as liquidity risk (which may be heightened for highly-customized derivatives), interest rate risk, market risk, credit risk, leveraging risk, counterparty risk, tax risk, and management risk, as well as risks arising from changes in applicable requirements. They also involve the risk of mispricing, the risk of unfavorable or ambiguous documentation and the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. The Fund’s use of derivatives may increase or accelerate the amount of taxes payable by common shareholders.
The Fund relies on certain exemptions in Rule
18f-4
under the 1940 Act to enter into derivatives transactions and certain other transactions notwithstanding the restrictions on the issuance of “senior securities” under Section 18 of the 1940 Act. Under Rule
18f-4,
“derivatives transactions” include the following: (1) any swap, security-based swap, futures contract, forward contract, option (excluding purchased options), any combination of the foregoing, or any similar instrument, under which the Fund is or may be required to make any payment or delivery of cash or other assets during the life of the instrument or at maturity or early termination, whether as margin or settlement payment or otherwise; (2) any short sale borrowing; and (3) if the Fund relies on the exemption in Rule
18f-4(d)(1)(ii),
reverse repurchase agreements and similar financing transactions. The Fund will rely on a separate exemption in Rule
18f-4(e)
when entering into unfunded commitment agreements, which includes any commitment to make a loan to a company, including term loans, delayed draw term loans, and revolvers, or to invest equity in a company. To rely on the unfunded commitment agreements exemption, the Fund must reasonably believe, at the time it enters into such agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as they come due. The Fund will rely on the exemption in Rule
18f-4(f)
when purchasing when-issued or forward-settling securities (e.g., firm and standby commitments, including to-be-announced
commitments, and dollar rolls) and
non-standard
settlement cycle securities, if certain conditions are met.
The Fund intends to operate as a “limited derivatives user” for purposes of the derivatives transactions exemption in Rule
18f-4.
To qualify as a limited derivatives user, the Fund’s “derivatives exposure” is limited to 10% of its net assets subject to exclusions for certain currency or interest rate hedging transactions (as calculated in accordance with Rule
18f-4).
Unless the Fund qualifies as a “limited derivatives user” as defined in Rule
18f-4,
the rule would, among other things, require the Fund to establish a comprehensive derivatives risk management

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program, to comply with certain
value-at-risk
based leverage limits, to appoint a derivatives risk manager and to provide additional disclosure both publicly and to the SEC regarding its derivatives positions.
Reverse Repurchase Agreements Risk.
The Fund’s use of reverse repurchase agreements involves many of the same risks involved in the Fund’s use of leverage, as the proceeds from reverse repurchase agreements generally will be invested in additional securities. There is a risk that the market value of the securities acquired in the reverse repurchase agreement may decline below the price of the securities that the Fund has sold but remains obligated to repurchase. In addition, there is a risk that the market value of the securities retained by the Fund may decline. If the buyer of securities under a reverse repurchase agreement were to file for bankruptcy or experiences insolvency, the Fund may be adversely affected. Also, in entering into reverse repurchase agreements, the Fund would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the underlying securities. In addition, due to the interest costs associated with reverse repurchase agreements transactions, the Fund’s NAV will decline, and, in some cases, the Fund may be worse off than if it had not used such instruments.
Use of Leverage by Portfolio Funds.
In addition to any borrowing utilized by the Fund, the Portfolio Funds in which the Fund invests may utilize financial leverage. The Portfolio Funds may be able to borrow, subject to the limitations of their charters and operative documents. Certain Portfolio Funds may not be subject to the limitations imposed by the 1940 Act regarding the use of leverage with respect to which registered investment companies, including the Fund, are subject. To that end, the Fund intends to limit its direct borrowing to an amount that does not exceed 33 1/3% of the Fund’s gross asset value. Furthermore, Portfolio Funds typically will hold their investments in entities organized as REITs, corporations or other entities and this may allow the Fund’s risk of loss to be limited to the amount of its investment in the Portfolio Fund. While leverage presents opportunities for increasing the Fund’s total return, it has the effect of potentially increasing losses as well.
Valuation of Portfolio Funds.
Certain Portfolio Funds in which the Fund invests are not publicly traded and the Fund may consider information provided by the institutional asset manager of each respective Portfolio Fund to determine the estimated value of the Fund’s investment therein. The valuation provided by an institutional asset manager as of a specific date may vary from the actual sale price that may be obtained if such investment were sold to a third party. To determine the estimated value of the Fund’s investment in Portfolio Funds, the Adviser considers, among other things, information provided by the Portfolio Funds, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to value accurately the Fund’s shares. Portfolio Funds that invest primarily in publicly traded securities are more easily valued.
Credit Risk.
Credit risk is the risk that one or more loans in the Fund’s portfolio will decline in price or fail to pay interest or principal when due because the issuer of the instrument experiences a decline in its financial status. While a senior position in the capital structure of a borrower or issuer may provide some protection with respect to the Fund’s investments in certain loans, losses may still occur because the market value of loans is affected by the creditworthiness of borrowers or issuers and by general economic and specific industry conditions and the Fund’s other investments will often be subordinate to other debt in the issuer’s capital structure. To the extent the Fund invests in below investment grade instruments, it will be exposed to a greater amount of credit risk than a fund which invests in investment grade securities. The prices of lower grade instruments are more sensitive to negative developments, such as a decline in the issuer’s revenues or a general economic downturn, than are the prices of higher grade instruments. Instruments of below investment grade quality are predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal when due and therefore involve a greater risk of default.
Preferred Securities Risk.
There are various risks associated with investing in preferred securities, including credit risk, interest rate risk, deferral and omission of distributions, subordination to bonds and other debt securities in a company’s capital structure, limited liquidity, limited voting rights and special redemption rights. Interest rate risk is, in general, the risk that the price of a preferred security falls when interest rates rise. Securities with longer maturities tend to be more sensitive to interest rate changes. Credit risk is the risk that an

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issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Holders of preferred securities may not receive dividends, or the payment can be deferred for some period of time. In bankruptcy, creditors are generally paid before the holders of preferred securities.
Convertible Securities Risk.
Convertible securities are hybrid securities that have characteristics of both bonds and common stocks and are subject to risks associated with both debt securities and equity securities. Convertible securities are similar to fixed income securities because they usually pay a fixed interest rate (or dividend) and are obligated to repay principal on a given date in the future. The market value of fixed income and preferred securities tends to decline as interest rates increase and tends to increase as interest rates decline. Convertible securities have characteristics of a fixed income security and are particularly sensitive to changes in interest rates when their conversion value is lower than the value of the bond or preferred share. Fixed income and preferred securities also are subject to credit risk, which is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Fixed income and preferred securities also may be subject to prepayment or redemption risk. If a convertible security held by the Fund is called for redemption, the Fund will be required to surrender the security for redemption, convert it into the issuing company’s common stock or cash or sell it to a third party at a time that may be unfavorable to the Fund. Convertible securities have characteristics similar to common stocks especially when their conversion value is the same as the value of the bond or preferred share. The price of equity securities may rise or fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Market prices of equity securities in broad market segments may be adversely affected by a prominent issuer having experienced losses or by the lack of earnings or such an issuer’s failure to meet the market’s expectations with respect to new products or services, or even by factors wholly unrelated to the value or condition of the issuer, such as changes in interest rates.
High Yield Securities Risk.
The Fund may invest in debt securities and preferred securities rated less than investment grade that are sometimes referred to as high yield or “junk.” These securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality securities. High yield securities offer the potential for higher return, but also involve greater risk than bonds of higher quality, including an increased possibility that the security’s issuer, obligor or guarantor may not be able to make its payments of interest and principal (credit quality risk). If that happens, the value of the security may decrease. An economic downturn or period of rising interest rates (interest rate risk) could adversely affect the market for these securities and reduce the Fund’s ability to sell its securities (liquidity risk). Such securities also may be subject to resale restrictions. The lack of a liquid market for these securities could decrease the Fund’s share price.
Interest Rate Risk.
The fixed-income instruments that the Fund may invest in are subject to the risk that market values of such securities will decline as interest rates increase. These changes in interest rates have a more pronounced effect on securities with longer durations. Typically, the impact of changes in interest rates on the market value of an instrument will be more pronounced for fixed-rate instruments than it will for floating rate instruments. Fluctuations in the value of portfolio securities will not affect interest income on existing portfolio securities but will be reflected in the Fund’s NAV. The debt capital that will be available to the Fund in the future, if at all, may be impacted by changes in and uncertainty surrounding interest rates. Depending on the interest rate environment and general state of credit markets, potential debt capital may be available only at a higher cost and on terms and conditions less favorable than what the Fund has historically experienced. Market volatility, rising interest rates, uncertainty around interest rates and/or unfavorable economic conditions could adversely affect the Fund’s business.
An increase in interest rates could decrease the value of any investments the Fund holds that earn fixed interest rates, including subordinated loans, senior and junior secured and unsecured debt securities and loans and high yield bonds, and also could increase the Fund’s interest expense, thereby decreasing the Fund’s net income. Federal Reserve policy, including with respect to certain interest rates and the decision to end its quantitative easing policy, may also adversely affect the value, volatility and liquidity of dividend- and interest-paying

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securities. From time to time, the Fund may also enter into certain hedging transactions to mitigate the Fund’s exposure to changes in interest rates. In the past, the Fund has entered into certain hedging transactions, such as interest rate swap agreements, to mitigate the Fund’s exposure to adverse fluctuations in interest rates, and the Fund may do so again in the future. However, the Fund cannot assure shareholders that such transactions will be successful in mitigating the Fund’s exposure to interest rate risk. There can be no assurance that a significant change in market interest rates will not have a material adverse effect on the Fund’s net investment income.
The Fund’s debt investments are based on fixed and floating rates, such as Euro Interbank Offer Rate, Term Secured Overnight Financing Rate (“SOFR”), the Federal Funds Rate or the Prime Rate. Market prices tend to fluctuate more for fixed-rate securities that have longer maturities. Although the Fund has no policy governing the maturities of the Fund’s investments, under current market conditions the Fund expects that it will invest in a portfolio of debt generally having maturities of up to 10 years. Market prices for debt that pays a fixed rate of return tend to decline as interest rates rise. This means that the Fund is subject to greater risk (other things being equal) than a fund invested solely in shorter-term, fixed-rate securities. Market prices for floating rate investments may also fluctuate in rising rate environments with prices tending to decline when credit spreads widen. Rising interest rates may also increase the cost of debt for the Fund’s underlying portfolio companies, which could adversely impact their financial performance and ability to meet ongoing obligations to the Fund.
Foreign Securities and Emerging Markets Risk.
The Fund may have investments in foreign securities. Foreign securities have investment risks different from those associated with domestic securities. Changes in foreign economies and political climates are more likely to affect the Fund with investments in foreign securities than another fund that invests exclusively in domestic securities. The value of foreign currency denominated securities or foreign currency contracts is affected by the value of the local currency relative to the U.S. dollar. There may be less government supervision of foreign markets, resulting in non-uniform
accounting practices and less publicly available information about issuers of foreign securities. The value of foreign investments may be affected by changes in exchange control regulations, application of foreign tax laws (including withholding tax), changes in governmental economic or monetary policy (in this country or abroad), or changed circumstances in dealings between nations. In addition, foreign brokerage commissions, custody fees, and other costs of investing in foreign securities are often higher than in the United States. Investments in foreign issues could be affected by other factors not present in the United States, including expropriation, armed conflict, confiscatory taxation, and potential difficulties in enforcing contractual obligations.
The Fund may also invest in emerging markets, which are markets of countries in the initial stages of industrialization and have low per capita income. In addition to the risks of foreign securities in general, countries in emerging markets are more volatile and can have relatively unstable governments, social and legal systems that do not protect shareholders, economies based on only a few industries, and securities markets that trade a small number of issues which could reduce liquidity.
Infrastructure Industry Risk.
 Infrastructure investments may be subject to a variety of risks, not all of which can be foreseen or quantified, including: (i) the burdens of ownership of infrastructure: (ii) local, national and international political and economic conditions; (iii) the supply and demand for services from and access to infrastructure; (iv) the financial condition of users and suppliers of infrastructure assets; (v) changes in interest rates and the availability of funds which may render the purchase, sale or refinancing of infrastructure assets difficult or impracticable; (vi) changes in regulations, planning laws and other governmental rules; (vii) changes in fiscal and monetary policies; (viii) under-insured or uninsurable losses, such as force majeure acts and terrorist events; (ix) reduced investment in public and private infrastructure projects; and (x) other factors which are beyond the reasonable control of the Fund. Many of the foregoing factors could cause fluctuations in usage, expenses and revenues, causing the value of investments to decline and a material adverse effect on the Fund’s or an infrastructure asset’s performance.

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Risks Associated with Debt Financing
Leveraging Risk.
The use of leverage, such as borrowing money to purchase securities, by the Fund will magnify the Fund’s gains or losses. The use of leverage via short selling and short positions in futures contracts will also magnify the Fund’s gains or losses. Generally, the use of leverage also will cause the Fund to have higher expenses (especially interest and/or short selling related dividend expenses) than those of funds that do not use such techniques. In addition, a lender to the Fund may terminate or refuse to renew any credit facility. If the Fund is unable to access additional credit, it may be forced to sell investments at inopportune times, which may further depress the returns on the Fund.
Credit Risk.
There is a risk that debt issuers will not make payments, resulting in losses to the Fund. In addition, the credit quality of securities may be lowered if an issuer’s financial condition changes. Lower credit quality may lead to greater volatility in the price of a security and in shares of the Fund. Lower credit quality also may affect liquidity and make it difficult to sell the security. Default, or the market’s perception that an issuer is likely to default, could reduce the value and liquidity of securities, thereby reducing the value of your investment in Fund shares. In addition, default may cause the Fund to incur expenses in seeking recovery of principal or interest on its portfolio holdings.
Inflation/Deflation Risk.
Inflation risk is the risk that the value of certain assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the Fund and its distributions can decline.
In addition, during any periods of rising inflation, the dividend rates or borrowing costs associated with the Fund’s use of leverage would likely increase, which would tend to further reduce returns to shareholders. Inflation may continue in the near to medium-term, particularly in the U.S., with the possibility that monetary policy continues to tighten in response. Deflation risk is the risk that prices throughout the economy decline over time—the opposite of inflation. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer defaults more likely, which may result in a decline in the value of the Fund’s portfolio.
Economic activity has continued to accelerate across sectors and regions. Nevertheless, global supply chain issues have led, and may in the future lead, to a rise in energy prices. Inflation may continue in the near to medium-term, particularly in the U.S., with the possibility that monetary policy continues to tighten in response. Persistent inflationary pressures could affect our portfolio companies’ profit margins. There can be no assurance that inflation will not become a serious problem in the future and have an adverse impact on the Fund’s returns.
Legal and Regulatory Risks
Compliance Failures.
Apollo, certain of its affiliates, and the
Sub-Adviser,
are regulated entities, and any compliance failures or other inappropriate behavior by them may have a material and/or adverse effect on the Fund. The provision of investment management services is regulated in most relevant jurisdictions, and the
Sub-Adviser
and Apollo must maintain their regulatory authorizations to continue to be involved both in the management of the Fund’s investments and to continue their businesses generally. The Adviser’s or
Sub-Adviser’s
ability to source and execute investment transactions for the Fund, and investor sentiment with respect to the Fund, may be adversely affected by negative publicity arising from any regulatory compliance failures or other inappropriate behavior by any Apollo affiliate or its investment professionals.
Legal, Tax and Regulatory Risks.
Legal, tax and regulatory changes could occur that may adversely affect the Fund or its portfolio companies. There has been, and it is possible that there will be further, involvement of governmental and regulatory authorities in financial markets around the world. For example, the Fund expects to make investments in a number of different industries, some of which are or may become subject to regulation by one or more governmental agencies or authorities. New and existing regulations, changing regulatory requirements and the burdens of regulatory compliance all may have an adverse effect on the performance of investments that operate in these industries.

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Neither the Adviser nor
Sub-Adviser
can predict whether new legislation or regulation (including new tax measures) will be enacted by legislative bodies or governmental agencies, nor can either of them predict what effect such legislation or regulation might have. There can be no assurance that new legislation or regulation, including changes to existing laws and regulations, will not have an adverse effect on the Fund’s investment performance.
The enforceability of agreements governing hedging transactions may depend on compliance with applicable statutory and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. New or amended regulations may be imposed by the CFTC, the SEC, the Federal Reserve, the EU or other financial regulators, other governmental or intergovernmental regulatory authorities or self-regulatory organizations that supervise the financial markets, and could adversely affect the Fund. In particular, the CFTC and the SEC are empowered to promulgate a variety of new rules pursuant to recently enacted financial reform legislation in the United States. The Fund also may be adversely affected by changes in the enforcement or interpretation of statutes and rules by these regulatory authorities or self-regulatory organizations.
Possible Risk of Conflicts
Possible Competition Between Portfolio Funds and Between the Fund and the Portfolio Funds.
The Portfolio Funds trade independently of each other and may pursue investment strategies that “compete” with each other for execution or that cause the Fund to participate in positions that offset each other (in which case the Fund would bear its pro rata share of commissions and fees without the potential for a profit). Also, the Fund’s investments in any particular Portfolio Fund could increase the level of competition for the same trades that other Portfolio Funds might otherwise make, including the priorities of order entry. This could make it difficult or impossible to take or liquidate a position in a particular security at a price consistent with the Adviser’s strategy.
Allocation of Investment Opportunities Risk.
The
Sub-Adviser,
directly or through its affiliates, may manage or advise multiple investment vehicles or accounts that have investment objectives that are similar to the Fund and that may seek to make investments or sell investments in the same securities or other instruments, sectors or strategies as the Fund. This may create potential conflicts, particularly in circumstances where the availability of such investment opportunities is limited or where the liquidity of such investment opportunities is limited. The results of the Fund’s investment activities may differ significantly from the results achieved by such other managed investment vehicles or accounts. It is possible that one or more of such vehicles or accounts will achieve investment results that are substantially more or less favorable than the results achieved by the Fund.

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MANAGEMENT OF THE FUND
Trustees and Officers
The Board is responsible for the overall management of the Fund, including supervision of the duties performed by the Adviser. The Board is
comprised of five Trustees. The Trustees are responsible for the Fund’s overall management, including adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Fund’s investment adviser. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board, are set forth under “Management” in the SAI.
Investment Adviser
Apollo Real Estate Fund Adviser, LLC, located at 9 West 57th Street, New York, NY 10019, serves as the Fund’s investment adviser. The Adviser is registered with the SEC as an investment adviser under the Advisers Act. The Adviser is a Delaware limited liability company formed in August 2013, for the purpose of advising the Fund. The Adviser is an affiliate of Apollo Global Management, Inc. and its consolidated subsidiaries.
Under the general supervision of the Fund’s Board, the Adviser will carry out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund, determine which securities should be purchased, sold or exchanged. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers. The Adviser will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser will compensate all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Investment Advisory Agreement a monthly management fee computed at the annual rate of 1.50% of the daily net assets. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection.
A discussion regarding the basis for the Board’s approval of the Fund’s Investment Advisory Agreement with the Adviser and the
Sub-Advisory
Agreement with Aon Investments will be available in the Fund’s semi-annual report to shareholders for the fiscal period ending March 31, 2026.
The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including offering expenses, but excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 2.41% per annum of the Fund’s average daily net assets attributable to Class M shares (the “Expense Limitation”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses incurred not more than three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain in effect, at least until May 31, 2027, unless and until the Board approves its modification or termination. This agreement may be terminated only by the Board on sixty (60) days’ written notice to the Adviser. After May 31, 2027, the Expense Limitation Agreement may be renewed at the Adviser’s discretion.
Adviser’s Investment Committee
The Adviser has established an Investment Committee (the “Committee”) responsible for: setting overall investment policies and strategies of the Adviser; approval of private Portfolio Funds being considered for investment by the Adviser for the Fund and generally overseeing the Fund’s investment portfolio.

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The members of the Committee, and their professional background and experience, are as follows:
Spencer J. Propper
— Mr. Propper is Partner, Real Assets at Apollo. Mr. Propper serves as one of the Fund’s portfolio managers and has served as a member of the Investment Committee of the Fund’s investment adviser since the Fund’s inception in 2014. Mr. Propper has also served as a member of the Investment Committee of ARIS Management, LLC, the investment adviser of Apollo Realty Income Solutions, Inc., since June 2022. Previously, Mr. Propper served as Managing Director of Griffin Capital Company, LLC and Chief Operating Officer of Griffin Capital Asset Management Company, LLC. Prior to his roles with the Fund and the Adviser, Mr. Propper was a Director at Lakemont Group, a boutique real estate investment banking and consulting firm. Within this role Mr. Propper provided portfolio management services to the Bluerock Total Income Plus Real Estate Fund. Additionally, at the Lakemont Group, Mr. Propper was responsible for overseeing projects for a variety of clients including pension funds, private equity firms and publicly traded real estate companies and specialized in structured finance, market analysis and strategic due diligence. Mr. Propper holds a Master of Business Administration and Bachelor of Science in Finance and Real Estate from the University of Central Florida.
Stuart Rothstein
— Mr. Rothstein has been a Partner and the Chief Operating Officer – Real Estate of Apollo since 2009 and the Chief Operating Officer – Asset Backed Finance of Apollo since April 2023. In those roles, Mr. Rothstein is responsible for managing the day-to-day
operations of the businesses as well as strategic planning development and implementation of growth and product strategies and new business development. Mr. Rothstein has served as a director of Apollo Realty Income Solutions, Inc. since September 2021 and Chairperson of the board of directors since June 2022. Since March 2012, Mr. Rothstein has been the President and Chief Executive Officer and one of the directors of Apollo Commercial Real Estate Finance, Inc. (NYSE: ARI) (“ARI”). From September 2009 through April 2013, Mr. Rothstein served as the Chief Financial Officer, Treasurer and Secretary of ARI and from January 2022 to April 2022, he also served as the interim Chief Financial Officer, Treasurer, and Secretary of ARI. Since February 2024, Mr. Rothstein has been chair of the board of directors of Apollo Asset Backed Credit Company LLC. Prior to joining Apollo in 2009, Mr. Rothstein was a
Co-Managing
Partner of Four Corners Properties, a privately held real estate investment company. Previously, he was employed by KKR Financial Advisors, LLC, RBC Capital Markets, Related Capital Company and Spieker Properties, Inc. Mr. Rothstein graduated from the Schreyer Honors College at the Pennsylvania State University with a BS in Accounting and received an MBA from the Stanford University Graduate School of Business. Mr. Rothstein was selected to serve on the Board of Trustees because of the strategic leadership and business judgment he has demonstrated in his various leadership roles with Apollo and his extensive managerial and executive experience.
Jess Lipsey
— Mr. Lipsey is a Partner at Apollo, where he is a member of the Real Estate group and holds responsibility for sourcing, executing and monitoring investments. Mr. Lipsey also serves as the Chief Executive Officer and President of Apollo Realty Income Solutions. Prior to joining Apollo in 2010, Mr. Lipsey worked at Lehman Brothers Real Estate Partners, where he was involved in the acquisition and asset management of equity and structured debt investments across the US. Previously, he was an analyst in the Real Estate Investment Banking Group at Wachovia Securities, where he participated in advisory and financing assignments on behalf of private and public companies. Mr. Lipsey has served on the Boards of Directors of Newport Parent Corporation, La Costa Capital Partners, LLC, and Inspire Realty Services, Inc., since July 2021, March 2024, and November 2024, respectively. Mr. Lipsey graduated magna cum laude from Washington and Lee University with a BS in Business Administration and Accounting.
Portfolio Managers
Stuart Rothstein and Spencer Propper serve as the Fund’s portfolio managers and oversee the day-to-day
investment operations of the Fund. Biographical information for Mr. Rothstein and Mr. Propper is presented above.

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The SAI provides additional information about the portfolio managers’ compensation, other accounts managed and ownership of Fund shares.
Investment
Sub-Adviser
The Adviser has engaged Aon Investments, a registered investment adviser under the Advisers Act, as the Fund’s
Sub-Adviser,
to provide ongoing research, opinions and recommendations to the portion of the Fund’s investment portfolio that is allocated to Private REITs. For 40 years, Aon Investments and its affiliates have provided global leadership in investment consulting, and have been leading advisers to corporate and public pension plans, defined contribution plans, union associations, health systems, financial intermediaries, endowments and foundations. Aon Investments had approximately $150.9 billion in assets under management in the U.S. as of December 31, 2025.
Aon Investments is the U.S. Investment Consulting Division of Aon Consulting, Inc. and an indirect wholly-owned subsidiary of Aon plc, a publicly held company (NYSE: Aon). Aon Investments employs over 300 U.S. colleagues, with 67 investment researchers in IMR (Investment Management & Research), serving more than 470 U.S. client relationships as of September 30, 2025.
Administrator and Accounting Agent
ALPS Fund Services, Inc. (“ALPS”), located at 1290 Broadway, Suite 1000, Denver, CO 80203, serves as Administrator and Accounting Agent. For its services as Administrator and Accounting Agent, the Fund pays ALPS the greater of a minimum fee or fees based on the annual net assets of the Fund (with such minimum fees subject to an annual cost of living adjustment) plus out of pocket expenses.
Transfer Agent
SS&C Global Investor & Distribution Solutions, Inc., located at 1055 Broadway Boulevard, Kansas City, MO 64105, serves as the Fund’s transfer agent.
Custodian
UMB Bank, n.a., with its principal place of business located at 1010 Grand Blvd., Kansas City, MO 64106, serves as custodian for the securities and cash of the Fund’s portfolio. Under a Custody Agreement, the Custodian holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to its duties.
Fund Expenses
The Adviser is obligated to pay expenses associated with providing the services stated in the Investment Advisory Agreement, including compensation of and office space for its officers and employees connected with investment and economic research, trading and investment management and administration of the Fund. The Adviser is obligated to pay the fees of any Trustee of the Fund who is affiliated with it.
ALPS is obligated to pay expenses associated with providing the services contemplated by a Fund Services Administration Agreement (administration and accounting), including compensation of and office space for its officers and employees and administration of the Fund. SS&C is obligated to pay expenses associated with providing the services contemplated by a Transfer Agency Agreement, including compensation for its officers and employees providing transfer agent services to the Fund.
The Fund pays all other expenses incurred in the operation of the Fund including, among other things, (i) expenses for legal and independent accountants’ services, (ii) costs of printing proxies, share certificates, if any, and reports to shareholders, (iii) charges of the Custodian and Transfer Agent in connection with the Fund’s

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dividend reinvestment plan, (iv) fees and expenses of independent Trustees, (v) printing costs, (vi) membership fees in trade associations, (vii) fidelity bond coverage for the Fund’s officers and Trustees, (viii) errors and omissions insurance for the Fund’s officers and Trustees, (ix) brokerage costs, (x) taxes, (xi) costs associated with the Fund’s quarterly repurchase offers, (xii) distribution and shareholder servicing fees and (xiii) other extraordinary or non-recurring
expenses and other expenses properly payable by the Fund. The expenses incident to the offering and issuance of shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares.
Class M shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.75% of the Fund’s average daily net assets attributable to Class M shares and is payable on a monthly basis. While neither the Fund nor the Distributor imposes an initial sales charge, if you buy Class M shares through certain financial firms, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information.
The Investment Advisory Agreement authorizes the Adviser or its delegate to select brokers or dealers (including affiliates) to arrange for the purchase and sale of Fund securities. Any commission, fee or other remuneration paid to an affiliated broker or dealer is paid in compliance with the Fund’s procedures adopted in accordance with Section 17 under the 1940 Act.
Control Persons
A control person is one who owns, either directly or indirectly, more than 25% of the voting securities of a company or acknowledges the existence of control. As of May 15, 2026, no entity or person beneficially owned 25% or more of the outstanding shares of the Fund.

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DETERMINATION OF NET ASSET VALUE
The NAV per share for the Fund is determined following the close of regular trading on the New York Stock Exchange (“NYSE”), generally 4:00 p.m. Eastern Time, on each day the NYSE is open for trading. Each of the Fund’s share classes will be offered at NAV plus the applicable sales load, if any. The Fund’s NAV per share is calculated, on a class-specific basis, by dividing the value of the Fund’s total assets (the value of the securities the Fund holds plus cash or other assets, including interest accrued but not yet received), less accrued expenses and other liabilities of the Fund, by the total number of shares outstanding.
The Board has adopted procedures pursuant to which the Fund will value its investments (the “Valuation Policy and Procedures”). In accordance with the Valuation Policy and Procedures, the Fund’s portfolio investments for which market quotations are readily available are valued at market value. Investments for which market quotations are not readily available or are deemed to be unreliable are valued at fair value as determined in good faith pursuant to Rule
2a-5
under the 1940 Act. As permitted by Rule
2a-5
under the 1940 Act, the Board has designated the Adviser as the Fund’s valuation designee (“Valuation Designee”) to perform fair value determinations relating to all portfolio investments. The Adviser carries out its designated responsibilities as Valuation Designee through various teams pursuant to the Valuation Policy and Procedures which govern the Valuation Designee’s selection and application of methodologies and independent pricing services for determining and calculating the fair value of portfolio investments. The Valuation Designee will fair value portfolio investments utilizing inputs from various external and internal sources including, but not limited to, independent pricing services, dealer quotation reporting systems, independent third-party valuation firms and proprietary models and information. When determining the fair value of an investment, one or more fair value methodologies may be used. Fair value determinations will be based upon all available factors that the Valuation Designee deems relevant at the time of the determination. Fair valuation involves subjective judgments and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security. In connection with its role as Valuation Designee, the Adviser has established a Valuation Committee to oversee the implementation of the Valuation Policy and Procedures and the functions related to the fair valuation of portfolio investments.
The valuation of the Fund’s investments is performed in accordance with Rule
2a-5
under the 1940 Act and in conjunction with Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC Topic 820”), issued by the Financial Accounting Standards Board. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are determined within a framework that establishes a three-tier hierarchy which maximizes the use of observable market data and minimizes the use of unobservable inputs to establish a classification of fair value measurements for disclosure purposes. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Valuation Designee. Unobservable inputs reflect the Valuation Designee’s own assumptions about the assumptions market participants would use in pricing the asset or liability based on the information available. ASC 820 classifies the inputs used to measure these fair values into the following hierarchy:

•	Level 1: Quoted prices in active markets for identical assets or liabilities, accessible at the measurement date.

•
Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

•	Level 3: Unobservable inputs for the asset or liability.
The Fund’s portfolio investments for which quotations are not provided by independent pricing services or for which such quotations are deemed not to represent fair value are evaluated by the Valuation Designee utilizing

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independent third-party valuation firms and/or proprietary information to assist in determining fair value. Such portfolio investments are generally categorized as Level 3, consistent with ASC 820. The Valuation Designee has engaged multiple independent third-party valuation firms based on a review of each firm’s expertise and relevant experience in valuing certain investments. In each case, the independent valuation firms consider observable market inputs together with significant unobservable inputs in arriving at their valuation recommendations. Such investments are generally valued utilizing a market approach, an income approach or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The valuation is based on the value indicated by current market expectations about those future amounts. After acquiring such investments, the investments are generally held at cost for a calendar quarter, provided that no material change has since occurred in the issuer’s business, significant inputs or the relevant environment.
Forward foreign currency exchange contracts and swap agreements are typically valued at their quoted daily prices obtained from an independent pricing source. If such quotations are not readily available or become unreliable, the Valuation Designee may recommend valuation through other means, such as broker or dealer quotes, consistent with the Valuation Policy and Procedures.
Valuation of Public Securities
The Fund’s portfolio investments for which market quotations are readily available are valued at market value. Market value is generally determined on the basis of official exchange (e.g., NYSE or NASDAQ) closing prices or the last reported sales prices. Portfolio investments listed on more than one exchange will generally be valued at the last quoted sale price on the exchange on which the security is principally traded. Portfolio investments traded on a foreign exchange are valued as of the close of the NYSE at the closing price of such investments in their principal trading market but may be fair valued if subsequent events occurring before the computation of NAV have materially affected the value of the securities. Trading may take place in foreign investments held by the Fund at times when the Fund is not open for business.
The Fund’s portfolio investments traded on the
over-the-counter
market including, but not limited to, loans, bonds, and CLOs, are valued on the basis of quotations obtained from independent pricing services. If such quotations are not readily available or become unreliable, the Valuation Designee may recommend valuation through other means, such as broker or dealer quotes, consistent with the Valuation Policy and Procedures.
Valuation of Private Portfolio Funds
Private REITs.
The Fund’s allocation to Private REITs generally includes
open-end
private investment funds that elect to be treated as REITs for tax purposes. The Private REITs generally include private funds investing in real estate assets (“Private Equity Funds”) and private funds investing in debt instruments secured or otherwise supported by real estate assets (“Private Debt Funds”). The sponsors or agents of the Private REITs measure their investment assets at fair value and report a NAV per share no less frequently than quarterly (“Sponsor NAV”). The Private REITs have generally adopted valuation practices consistent with the valuation standards and techniques established by professional industry associations that advise the institutional real estate investment community. Such valuation standards seek general application of U.S. Generally Accepted Accounting Principles (GAAP) fair value standards, uniform appraisal standards and the engagement of independent valuation advisory firms.
The valuations of the Private REITs have a considerable impact on the Fund’s NAV as a significant portion of the Fund’s assets are invested in Private REITs. Market and dealer quotations are generally not readily available for the Private REITs in which the Fund invests, and as such, the Fund utilizes Sponsor NAVs or other valuation methodologies when determining the fair value of the Private REITs. The Fund may also use a third-party valuation specialist to assist in determining fair value of the Private REITs held in the Fund’s portfolio.

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ASC 820 allows the Fund, as a practical expedient, to estimate the fair value of the Private REITs by using the NAV per share of each respective investment as of the Fund’s measurement date. Under ASC 820, investments utilizing the practical expedient are not to be categorized in the fair value hierarchy described above and included in the Fund’s financial statements but rather, the number of investments measured using the NAV practical expedient is disclosed to permit reconciliation of the fair value of investments in the hierarchy to the corresponding line items in the Fund’s balance sheet.
Private Equity Funds.
The Private Equity Funds produce Sponsor NAVs no less frequently than quarterly. Such Sponsor NAVs are reviewed by the Adviser upon receipt and subsequently applied to the Fund’s NAV following consultation with the Private Equity Fund sponsor, if necessary. In between receipt of Sponsor NAVs, where applicable, the value of each Private Equity Fund is adjusted daily by the change in a proprietary index (the “Index”) that the Fund’s Board has deemed representative of the private equity real estate market. This process is applied daily to each respective Private Equity Fund until the receipt of the next Sponsor NAV. Certain of the Private Equity Funds may provide the Adviser with a daily valuation, and, in such instances, the Index is not applied. The Index seeks to reflect market conditions of the broader private equity real estate market in an effort to ensure any such changes in market conditions are reflected in the NAV of the Fund. The Index is comprised of private real estate investment funds (“Index Constituents”) that produce a daily NAV and generally hold institutional quality assets. The Index is monitored by the Adviser on a regular basis, and the Adviser will consult with the Valuation Committee if monitoring suggests a modification to the Index Constituents or other change(s) to the Index to better reflect market conditions. Further, in the event that a Sponsor NAV is not provided by a Private Equity Fund following the conclusion of such Private Equity Fund’s valuation period, the Adviser shall inform the Valuation Committee and a meeting may be called to determine fair value.
Private Debt Funds.
The Private Debt Funds produce Sponsor NAVs no less frequently than quarterly. Such Sponsor NAVs are reviewed by the Adviser upon receipt and subsequently applied to the Fund’s NAV following consultation with the Private Debt Fund sponsor, if necessary. The Fund will, in certain cases, accrue income on a daily basis for each Private Debt Fund based on the prior period’s distribution rate and/or guidance provided by each respective Private Debt Fund sponsor. In the event that a Sponsor NAV is not provided by a Private Debt Fund following the conclusion of such Private Debt Fund’s valuation period, or if the Adviser becomes aware of an event warranting an update to a Private Debt Fund valuation, the Adviser shall inform the Valuation Committee and a meeting may be called to determine fair value.

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CONFLICTS OF INTEREST
As a general matter, certain conflicts of interest may arise in connection with a portfolio manager’s management of a fund’s investments, on the one hand, and the investments of other accounts for which the portfolio manager is responsible, on the other. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. Other potential conflicts might include conflicts created by specific portfolio manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars,” if any). The Adviser has adopted policies and procedures and has structured its portfolio managers’ compensation in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts.

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QUARTERLY REPURCHASES OF SHARES
Once each quarter, the Fund will offer to repurchase at net asset value no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The offer to purchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date of the Repurchase Request Deadline. Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”).
Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares and the Repurchase Request Deadline, which is the date the repurchase offer ends. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account on the repurchase payment date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.
Determination of Repurchase Offer Amount
The Board, or a committee thereof, in its sole discretion, will determine the number of shares for each share class that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be no less than 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline.
If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered.
With respect to any required minimum distributions from an IRA or other qualified retirement plan, it is the obligation of the shareholder to determine the amount of any such required minimum distribution and to otherwise satisfy the required minimum. In the event that shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis which may result in the Fund not honoring the full amount of a required minimum distribution requested by a shareholder.
Notice to Shareholders
No less than 21 days and no more than 42 days before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information shareholders should consider in deciding whether to tender their shares for repurchase. The notice also will include detailed instructions on how to tender shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date.

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Repurchase Price
The repurchase price of the shares will be the NAV of the share class as of the close of regular trading on the NYSE on the Repurchase Pricing Date. The current NAV may be obtained by calling
1-888-926-2688
and asking for the most current NAV per share or by visiting www.apollo.com/adref. The shares of the Fund are not traded on any organized market or securities exchange. The notice of the repurchase offer also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.
Contingent Deferred Sales Charge
Class M shares are not subject to a contingent deferred sales charge. As noted above, while neither the Fund nor the Distributor imposes an initial sales charge, if you buy Class M shares through certain financial firms, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information.
Repurchase Amounts and Payment of Proceeds
Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the shareholder’s address of record, or credited directly to a predetermined bank account on the repurchase payment date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.
If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2.00% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2.00% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. It is the shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.
Suspension or Postponement of Repurchase Offer
The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.
Liquidity Requirements
The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal

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to at least 100% of the Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline. The Board has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.
Consequences of Repurchase Offers
Repurchase offers will typically be funded from available cash or sales of portfolio securities. Payment for repurchased shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund’s net asset value.
Repurchase of the Fund’s shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of shares by the Fund will generally be a taxable event to shareholders.
The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. Shareholders have no rights to redeem or transfer their shares, other than limited rights of a shareholder’s descendants to redeem shares in the event of such shareholder’s death pursuant to certain conditions and restrictions. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

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DISTRIBUTION POLICY AND DIVIDEND REINVESTMENT PLAN
Distribution Policy
The Fund’s distribution policy is to make quarterly distributions to shareholders. The distribution rate may be modified by the Board from time to time. All or a portion of a distribution may consist of a return of capital. Shareholders should not assume that the source of a distribution from the Fund is net profit. Although such distributions are not currently taxable, such distributions will have the effect of lowering a shareholder’s tax basis in the shares which will result in a higher tax liability when the shares are sold, even if they have not increased in value, or, in fact, have lost value. Distributions of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income to the extent of the Fund’s current and accumulated earnings and profits. Distributions of the Fund’s net capital gains properly reported as “capital gain dividends”, if any, are taxable to shareholders as long-term capital gains, regardless of the length of time shares have been held by shareholders. Distributions in excess of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income to the extent of the Fund’s current and accumulated earnings and profits. Distributions in excess of the earnings and profits would first be a tax-free
return of capital to the extent of the adjusted tax basis in the shares. After such adjusted tax basis is reduced to zero, the distribution would constitute capital gain (assuming the shares are held as capital assets). This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain. The Fund anticipates distributing all of its investment company taxable income and net capital gains during each taxable year though there can be no guarantee that the Fund will do so, and there may be certain scenarios where the Fund is unable to distribute all of its investment company taxable income and net capital gains in the form of dividends or capital gain dividends, in which case the Fund would become subject to U.S. federal income or excise tax.
Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested in additional shares of the Fund. See “Dividend Reinvestment Plan.”
The dividend distribution described above may result in the payment of approximately the same amount or percentage to the Fund’s shareholders each period. Section 19(a) of the 1940 Act and Rule
19a-1
thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. Thus, if the source of the dividend or other distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. Please refer to the Fund’s most recent Section 19(a) notice, available at
https://www.apollo.com/adref
, for additional information regarding the composition of distributions. Nevertheless, persons who periodically receive the payment of a dividend or other distribution may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule
19a-1
carefully and should not assume that the source of any distribution from the Fund is net profit.
The Board reserves the right to change the distribution policy from time to time. Effective October 1, 2026, the Fund’s distribution policy has been amended to change the frequency of distributions to shareholders from quarterly to semi-annual.
Dividend Reinvestment Plan
The Fund will operate under a dividend reinvestment plan administered by SS&C, Inc. Pursuant to the policy, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund.

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Shareholders automatically participate in the dividend reinvestment plan, unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who do not wish to have Distributions automatically reinvested should notify the Transfer Agent in writing at Apollo Diversified Real Estate Fund, c/o SS&C, Inc., P.O. Box 219133, Kansas City, MO 64121-9133. Such written notice must be received by the Transfer Agent 30 days prior to the record date of the Distribution or the shareholder will receive such Distribution in shares through the dividend reinvestment plan. Under the dividend reinvestment plan, the Fund’s Distributions to shareholders are reinvested in full and fractional shares as described below.
When the Fund declares a Distribution, the Transfer Agent, on the shareholder’s behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s net asset value per share.
The Transfer Agent will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. The Transfer Agent will hold shares in the account of the shareholders in non-certificated
form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the dividend reinvestment plan. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion. The Transfer Agent will distribute all proxy solicitation materials, if any, to participating shareholders.
In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the dividend reinvestment plan, the Transfer Agent will administer the dividend reinvestment plan on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the dividend reinvestment plan.
Neither the Transfer Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the dividend reinvestment plan, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participant’s account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.
The automatic reinvestment of Distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Distributions. See “U.S. Federal Income Tax Matters.”
The Fund reserves the right to amend or terminate the dividend reinvestment plan. There is no direct service charge to participants with regard to purchases under the dividend reinvestment plan; however, the Fund reserves the right to amend the dividend reinvestment plan to include a service charge payable by the participants.
All correspondence concerning the dividend reinvestment plan should be directed to the Transfer Agent at Apollo Diversified Real Estate Fund, c/o SS&C, Inc., P.O. Box 219133, Kansas City, MO 64121-9133. Certain transactions can be performed by calling the toll free number
1-888-926-2688.

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U.S. FEDERAL INCOME TAX MATTERS
The following briefly summarizes some of the important federal income tax consequences to shareholders of investing in the Fund’s shares, reflects the federal tax law as of the date of this prospectus, is intended for U.S. shareholders, and does not address special tax rules applicable to certain types of investors, such as corporate, tax-exempt
and foreign investors. Investors should consult their tax advisors regarding other federal, state, local, or foreign tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.
The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a shareholder of the Fund that acquires, holds and/or disposes of shares of the Fund, and reflects provisions of the Code, existing Treasury regulations, rulings published by the Internal Revenue Service (the “IRS”), and other applicable authority, as of the date of this prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important tax considerations generally applicable to investments in the Fund and the discussion set forth herein does not constitute tax advice. For more detailed information regarding tax considerations, see the SAI. There may be other tax considerations applicable to particular investors such as those holding shares in a tax deferred account such as an IRA or 401(k) plan. In addition, income earned through an investment in the Fund may be subject to state, local and foreign taxes.
The Fund has elected to be treated and intends to qualify each year for taxation as a regulated investment company under Subchapter M of the Code. In order for the Fund to qualify as a regulated investment company, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain dividends. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements. Shareholders will not be subject to the alternative minimum tax.
Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment plan. For U.S. federal income tax purposes, all dividends are generally taxable whether a shareholder takes them in cash or they are reinvested pursuant to the plan in additional shares of the Fund. Distributions of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income to the extent of the Fund’s current and accumulated earnings and profits. Distributions of the Fund’s net capital gains properly reported as “capital gain dividends”, if any, are taxable to shareholders as long-term capital gains, regardless of the length of time shares have been held by shareholders. Distributions in excess of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income to the extent of the Fund’s current and accumulated earnings and profits. Distributions, if any, in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after that basis has been reduced to zero, will constitute capital gains to the shareholder of the Fund (assuming the shares are held as a capital asset). A corporation that owns Fund shares generally will not be entitled to the dividends received deduction with respect to all of the dividends it receives from the Fund. Fund dividend payments that are attributable to qualifying dividends received by the Fund from certain domestic corporations may be designated by the Fund as being eligible for the dividends received deduction. There can be no assurance as to what portion of Fund dividend payments may be classified as qualifying dividends. The determination of the character for U.S. federal income tax purposes of any distribution from the Fund (i.e. ordinary income dividends, capital gains dividends, qualified dividends or return of capital distributions) will be made as of the end of the Fund’s taxable year. Generally, no later than sixty (60) days after the close of its taxable year, the Fund will provide shareholders with a written notice designating the amount of any capital gain distributions and any other

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distributions. The Fund anticipates distributing all of its investment company taxable income and net capital gains during each taxable year though there can be no guarantee that the Fund will do so, and there may also be certain scenarios where the Fund is unable to distribute all of its investment company taxable income and net capital gains in the form of dividends or capital gain dividends, in which case the Fund would become subject to U.S. federal income or excise tax. If the Fund does not distribute all of its net capital gain in the form of capital gain dividends, the Fund is permitted to elect to treat each of its shareholders as if it had received a capital gain dividend in the amount of its pro rata share of undistributed capital gain, and in such case, each shareholder will receive a U.S. federal income tax credit for its pro rata share of the Fund’s U.S. federal income tax liability on the undistributed capital gain.
The Fund will inform its shareholders of the source and tax status of all distributions promptly after the close of each calendar year.
Upon the sale, exchange or other disposition of our shares (except pursuant to a repurchase by the Fund, as described below), a shareholder will generally realize a capital gain or loss in an amount equal to the difference between the amount realized and the shareholder’s adjusted tax basis in such shares. Such gain or loss will be long-term or short-term depending upon the shareholder’s holding period for the shares. Generally, a shareholder’s gain or loss will be a long-term gain or loss if the shares have been held for more than one year. For non-corporate taxpayers, long-term capital gains are currently eligible for reduced rates of taxation.
Shareholders who tender all shares of the Fund held, or considered to be held, by them will be treated as having sold their shares and generally will realize a capital gain or loss. If a shareholder tenders fewer than all of its shares or fewer than all shares tendered are repurchased, such shareholder may be treated as having received a taxable dividend upon the tender of its shares. In such a case, there is a risk that non-tendering shareholders, and shareholders who tender some but not all of their shares or fewer than all of whose shares are repurchased, in each case whose percentage interests in the Fund increase as a result of such tender, will be treated as having received, in whole or in part, a taxable dividend, a tax-free dividend, or capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the shareholder’s tax basis in the relevant Fund shares repurchased.
Taxation of Foreign Shareholders
Because of the fact-specific impact of the applicable U.S. tax rules and their interaction with tax treaties, a shareholder who, as to the United States, is a nonresident alien individual, a foreign trust or estate, or a foreign corporation (“foreign shareholder”), as defined in the Code, is urged to consult their own tax advisor regarding the U.S. federal tax consequences of the holding, sale, exchange or other disposition of the Fund’s shares. The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein.
Generally, a foreign shareholder will be subject to U.S. federal income tax on distributions received from the Fund or upon dispositions of shares if income from the Fund is “effectively connected” with a U.S. trade or business carried on by the foreign shareholder.
Income Not Effectively Connected
. If the income from the Fund is not “effectively connected” with a U.S. trade or business carried on by the foreign shareholder, distributions of investment company taxable income may be subject to a U.S. tax of 30% (or lower treaty rate, except in the case of any “excess inclusion income” allocated to the foreign shareholder), which tax generally is withheld from such distributions by the Fund. All foreign shareholders should consult their tax advisors to determine the appropriate tax forms to provide to claim a reduced rate or exemption from U.S. federal withholding taxes, and the proper completion of those forms.
Capital gain dividends and any amounts retained by the Fund that are properly reported by the Fund as undistributed capital gains will not be subject to U.S. tax at the rate of 30% (or applicable lower treaty rate)

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unless the foreign shareholder is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements.
Notwithstanding the foregoing, properly reported dividends generally are exempt from U.S. withholding tax where they (i) are paid in respect of the Fund’s “qualified net interest income” (generally, the Fund’s U.S. source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the Fund is at least a 10% equity holder, reduced by expenses that are allocable to such income) or (ii) are paid in respect of the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gain over the Fund’s long-term capital loss for such taxable year). However, depending on its circumstances, the Fund may report all, some or none of its potentially eligible dividends as qualified net interest income or as qualified short-term capital gains, and/or treat such dividends, in whole or in part, as ineligible for this exemption from withholding. In order to qualify for this exemption from withholding, a foreign shareholder will need to comply with applicable certification requirements relating to its
non-U.S.
status (including, in general, furnishing the correct IRS Form
W-8).
In the case of Fund shares held through an intermediary, the intermediary may withhold even if the Fund designates the payment as qualified net interest income or qualified short-term capital gain. If a repurchase of a shareholder’s shares by the Fund does not qualify for sale or exchange treatment, the shareholder may, in connection with such repurchase, be treated as having received, in whole or in part, a taxable dividend, a tax-free
dividend, or capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the shareholder’s tax basis in the relevant Fund shares repurchased. If the repurchase qualifies as a sale or exchange, the shareholder generally will realize capital gain or loss equal to the difference between the amount received in exchange for the repurchased shares and the adjusted tax basis of those shares.
Notwithstanding the foregoing, to the extent the Fund makes a distribution to a foreign shareholder that is attributable to gain from the sale or exchange of a “United States real property interest” within the meaning of Section 897 of the Code, if at any time during the shorter of the period during which the foreign shareholder hold such Fund shares and the five-year period ending on the date of the distribution the Fund qualifies as a United States real property holding corporation, such distribution by the Fund will cause foreign shareholders to be treated as recognizing gain that is “effectively connected” with a U.S. trade or business, as discussed below.
Any capital gain that a foreign shareholder realizes upon a repurchase of Fund shares or otherwise upon a sale or exchange of Fund shares will ordinarily not be subject to U.S. federal income tax unless (i) in the case of a foreign shareholder that is a nonresident alien individual, the gain is U.S. source income and such shareholder is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements, or (ii) at any time during the shorter of the period during which the foreign shareholder held such Fund shares and the five-year period ending on the date of the disposition of those shares, the Fund was a “United States real property holding corporation” (as such term is defined in the Code) and the Fund does not qualify as “domestically controlled” for purposes of Section 897 of the Code.
Income Effectively Connected
. If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a foreign shareholder, then distributions of investment company taxable income and capital gain dividends, any amounts retained by the Fund that are reported by the Fund as undistributed capital gains, and any gains realized upon the sale or exchange of Fund shares will be subject to U.S. income tax at the rates applicable to U.S. citizens, residents and domestic corporations, and such taxable amounts may subject a foreign shareholder to U.S. tax filing obligations. Foreign corporate shareholders may also be subject to the branch profits tax imposed by the Code.
In the case of a foreign shareholder, the Fund may be required to withhold U.S. federal income tax from distributions and repurchase proceeds that are otherwise exempt from withholding tax (or taxable at a reduced treaty rate), unless the foreign shareholder certifies his foreign status under penalties of perjury or otherwise establishes an exemption.

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FATCA.
Payments to a shareholder that is either a foreign financial institution (“FFI”) or a non-financial
foreign entity (“NFFE”) within the meaning of the Foreign Account Tax Compliance Act (“FATCA”) may be subject to a generally nonrefundable 30% withholding tax on dividends paid by the Fund. FATCA withholding tax generally can be avoided: (a) by an FFI, subject to any applicable intergovernmental agreement or other exemption, if it enters into a valid agreement with the IRS to, among other requirements, report required information about certain direct and indirect ownership of foreign financial accounts held by U.S. persons with the FFI and (b) by an NFFE, if it: (i) certifies that it has no substantial U.S. persons as owners or (ii) if it does have such owners, reports information relating to them. The Fund may disclose the information that it receives from its shareholders to the IRS,
non-U.S.
taxing authorities or other parties as necessary to comply with FATCA. Withholding also may be required if a foreign entity that is a shareholder of the Fund fails to provide the Fund with appropriate certifications or other documentation concerning its status under FATCA.

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DESCRIPTION OF CAPITAL STRUCTURE AND SHARES
The Fund is an unincorporated statutory trust established under the laws of the State of Delaware on November 5, 2013. The Fund’s Amended and Restated Declaration of Trust (the “Declaration of Trust”) provides that the Trustees of the Fund may authorize separate classes of shares of beneficial interest. The Trustees have authorized an unlimited number of shares. The Fund does not intend to hold annual meetings of its shareholders.
The Fund currently offers five different classes of shares: Class A shares, Class C shares, Class I shares, Class M shares and Class L shares. The Fund began continuously offering its common shares on June 30, 2014. As of May 4, 2015, the Fund simultaneously redesignated its issued and outstanding common shares as Class A shares and created its Class C shares and Class I shares. Class M shares and Class L shares commenced operations on November 17, 2016 and April 25, 2017, respectively. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the minimum investment amounts, sales loads, and ongoing fees and expenses for each share class may be different. The fees and expenses for the Fund are set forth in “Summary of Fund Expenses”. Certain share class details are set forth in “Plan of Distribution”.
The following table shows the amounts of Fund shares that have been authorized and are outstanding as of May 15, 2026:

Title of Class	Amount Authorized	Amount Held by Fund or for its Account	Amount Outstanding Excluding Amount Held by Fund or for its Account
Class A Shares	Unlimited	None	16,015,900
Class C Shares	Unlimited	None	12,951,182
Class I Shares	Unlimited	None	65,687,558
Class M Shares	Unlimited	None	36,185,437
Class L Shares	Unlimited	None	2,696,326
Shares
The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. Each share of the Fund represents an equal proportionate interest in the assets of the Fund with each other share in the Fund. Holders of shares will be entitled to the payment of dividends when, as and if declared by the Board. The Fund currently intends to make dividend distributions to its shareholders after payment of Fund operating expenses including interest on outstanding borrowings, if any, no less frequently than quarterly. Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested for shareholders in additional shares of the same class of the Fund. See “Dividend Reinvestment Plan.” The 1940 Act may limit the payment of dividends to the holders of shares. Each whole share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among its shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive
rights associated with the shares. The Declaration of Trust provides that the Fund’s shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law, in certain limited circumstances, may be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.
The Fund generally will not issue share certificates. However, upon written request to the Transfer Agent, a share certificate may be issued at the Fund’s discretion for any or all of the full shares credited to an investor’s account. Share certificates that have been issued to an investor may be returned at any time. The Transfer Agent will maintain an account for each shareholder upon which the registration of shares is recorded, and transfers,

8
5

permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry, without physical delivery. SS&C will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges.
Other Classes of Shares.
The Fund offers Class A shares, Class C shares, Class I shares, and Class L shares by a separate prospectus. Class A shares and Class C shares are subject to lower investment minimums, but are subject to sales charges, shareholders servicing fees, and distribution fees (Class C shares only). Class I shares are subject to higher investment minimums, but are not subject to sales charges, distribution or shareholders servicing fees. Class L shares are subject to sales charges and shareholders servicing fees and distribution fees and are offered only through certain platforms.

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6

ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST
The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board, and could have the effect of depriving the Fund’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the holders of at least two-thirds
of the class of shares of the Fund that are entitled to elect a Trustee and that are entitled to vote on the matter. The 1940 Act does not provide shareholders with an affirmative right to remove a Trustee. Furthermore, the Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s assets, or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

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7

PLAN OF DISTRIBUTION
ALPS Distributors, Inc., located at 1290 Broadway, Suite 1000, Denver, CO 80203, serves as the Fund’s principal underwriter and acts as the distributor of the Fund’s shares on a best efforts basis, subject to various conditions. The Distributor is an affiliate of the Administrator. The Fund’s shares are offered for sale through the Distributor at net asset value plus the applicable sales load. The Distributor also may enter into agreements with financial intermediaries for the sale and servicing of the Fund’s shares. The Fund intends to offer to sell an unlimited number of its shares, on a continual basis, through the Distributor. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its best efforts to solicit orders for the purchase of the shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market marker in Fund shares. Class M shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.75% of the Fund’s average daily net assets attributable to Class M shares and is payable on a monthly basis.
The Distributor has entered into a “wholesale marketing” agreement with Griffin Capital Securities, LLC (“Griffin Capital Securities”), a registered broker-dealer and an affiliate of Apollo. Pursuant to the terms of the wholesale marketing agreement, Griffin Capital Securities will seek to market and otherwise promote the Fund through various “wholesale marketing” distribution channels, including but not limited to; regional and independent retail broker-dealers, registered investment advisers, and wirehouses.
The Adviser or its affiliates, in the Adviser’s discretion and from their own resources, may pay additional compensation to financial intermediaries in connection with the sale and servicing of Fund shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a financial intermediary’s registered representatives, placement on a list of investment options offered by a financial intermediary, or the ability to assist in training and educating the financial intermediaries. The Additional Compensation may differ among financial intermediaries in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding shares held by shareholders introduced by the financial intermediary, or determined in some other manner. The receipt of Additional Compensation by a selling financial intermediary may create potential conflicts of interest between an investor and its financial intermediary who is recommending the Fund over other potential investments. Additionally, the Fund may pay a servicing fee to Intermediaries for providing ongoing services in respect of shareholders of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Transfer Agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up
withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and ongoing liaison services as the Fund or the Adviser may reasonably request.
The Fund and the Adviser have agreed to indemnify the Distributor against certain liabilities, including liabilities under the Securities Act of 1933 (“1933 Act”), or to contribute to payments the Distributor may be required to make because of any of those liabilities. Such agreement does not include indemnification of the Distributor against liability resulting from willful misfeasance, bad faith or negligence on the part of the Distributor in the performance of its duties or from reckless disregard by the Distributor of its obligations and duties under the Distribution Agreement. The Distributor may, from time to time, perform services for the Adviser and its affiliates in the ordinary course of business.
Prior to the initial public offering of shares, the Adviser purchased shares from the Fund in an amount satisfying the net worth requirements of Section 14(a) of the 1940 Act.

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Purchasing Shares
Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by the Transfer Agent. The returned check and stop payment fee is currently $25. Investors may buy and sell shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”). Such Financial Intermediaries may designate other intermediaries to receive purchase and repurchase orders, as authorized by the Fund. The Fund will be deemed to have received an order for purchase or repurchase of shares when the order is received in “proper form” by the Transfer Agent (or, if applicable, by a Financial Intermediary or its authorized designee) on a business day. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may also pay fees to Financial Intermediaries for sub-administration,
sub-transfer
agency,
sub-accounting
and other shareholder services associated with shareholders whose shares are held with such Financial Intermediary. Financial Intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary and the Transfer Agent.
By Mail
To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to Apollo Diversified Real Estate Fund to:
Apollo Diversified Real Estate Fund
c/o SS&C, Inc.
801 Pennsylvania Ave
Suite 219133
Kansas City, MO 64105-1307
All checks must be in US Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier’s checks in amounts of less than $10,000. To prevent check fraud, the Fund will accept neither third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, post-dated on-line
bill pay checks, or any conditional purchase order or payment.
The Transfer Agent will charge a $5.00 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.
By Wire — Initial Investment
To make an initial investment in the Fund, the Transfer Agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the Transfer Agent. Upon receipt of the completed account application, the Transfer Agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at
1-888-926-2688
for wiring instructions and to notify the Fund that a wire transfer is

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coming. Any commercial bank can transfer
same-day
funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day
funds. The bank should transmit funds by wire to:
ABA #: (number provided by calling toll-free number above)
Credit: SS&C, Inc.
Account #: (number provided by calling toll-free number above)
Further Credit:
Apollo Diversified Real Estate Fund
(shareholder registration)
(shareholder account number)
By Wire — Subsequent Investments
Before sending a wire, investors must contact SS&C to advise them of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received prior to 4:00 p.m. Eastern time to be eligible for same day pricing. The Fund, and its agents, including the Transfer Agent and Custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.
Automatic Investment Plan — Subsequent Investments
You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of $10,000 on specified days of each month into your established Fund account. Please contact the Fund at
1-888-926-2688
for more information about the Fund’s Automatic Investment Plan.
By Telephone
Investors may purchase additional shares of the Fund by calling
1-888-926-2688.
If an investor elected this option on the account application, and the account has been open for at least 15 days, telephone orders will be accepted via electronic funds transfer from your bank account through the Automated Clearing House (ACH) network. Banking information must be established on the account prior to making a purchase. Orders for shares received prior to 4 p.m. Eastern time will be purchased at the appropriate price calculated on that day.
Telephone trades must be received by or prior to market close. During periods of high market activity, shareholders may encounter higher than usual call waits. Please allow sufficient time to place your telephone transaction.
In compliance with the USA Patriot Act of 2001, SS&C will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call SS&C at
1-888-926-2688
for additional assistance when completing an application.
If SS&C does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within 5 business days if clarifying information/documentation is not received.

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Purchase Terms
The minimum initial purchase by an investor is $25,000. The Fund reserves the right to waive investment minimums. The Fund’s shares are offered for sale through its Distributor at net asset value. The price of the shares during the Fund’s continuous offering will fluctuate over time with the net asset value of the shares.
Share Class Considerations
When selecting a share class, you should consider the following:

•	which share classes are available to you;

•	how much you intend to invest;

•	how long you expect to own the shares; and

•	total costs and expenses associated with a particular share class.
Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.
Class M Shares
Class M shares are sold at the prevailing NAV per Class M share and are not subject to any upfront sales charge; however, the following are additional features that should be taken into account when purchasing Class M shares:

•	a minimum initial investment of $25,000 for regular accounts, and a minimum subsequent investment of at least $10,000 (the Fund reserves the right to waive investment minimums); and

•	a Distribution Fee which will accrue at an annual rate equal to 0.75% of the average daily net assets of the Fund attributable to Class M shares.
The Distributor pays 0.75% of the amount invested to dealers who sell Class M shares. Because the Class M shares of the Fund are sold at the prevailing NAV per Class M share without an upfront sales load, the entire amount of your purchase is invested immediately. As noted above, while neither the Fund nor the Distributor imposes an initial sales charge, if you buy Class M shares through certain financial firms, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information.
Share Class Exchanges
Upon request, the Fund may, in its discretion, permit a current Fund shareholder to exchange shares of one class of the Fund held by them to another class of Fund shares; provided, however, that such shareholder meets the requirements of the new share class or such requirements have been waived in the Adviser’s discretion.
Shareholder Service Expenses
Class M shares are not subject to shareholder servicing expenses.
Distribution Plan
The Fund, with respect to its Class M shares, is authorized under a “Distribution Plan” to pay to the Distributor a Distribution Fee for certain activities relating to the distribution of shares to investors and maintenance of shareholder accounts. These activities include marketing and other activities to support the distribution of the

9
1

Class M shares. The Plan operates in a manner consistent with Rule
12b-1
under the 1940 Act, which regulates the manner in which an
open-end
investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end
investment company, it has undertaken to comply with the terms of Rule
12b-1
as a condition of an exemptive order under the 1940 Act which permits it to have asset based distribution fees. Under the Distribution Plan, the Fund pays the Distributor a Distribution Fee at an annual rate of 0.75% of average daily net assets attributable to Class M shares.

9
2

LEGAL MATTERS
Simpson Thacher & Bartlett LLP, 900 G Street, N.W., Washington, D.C., 20001, acts as counsel to the Fund. Richards, Layton & Finger, P.A., Wilmington, DE, acts as special Delaware counsel to the Fund.

9
3

REPORTS TO SHAREHOLDERS
The Fund will send to its shareholders unaudited semi-annual and audited annual reports, including a list of investments held.
As permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the Fund’s shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports from the Fund or from your financial intermediary (such as a broker-dealer or bank). Instead, the reports will be made available on the Fund’s website (
https://www.apollo.com/adref
), and you will be notified electronically or by mail, depending on your elections, each time a report is posted and provided with a website link to access the report.
You may elect to receive all future reports in paper free of charge. If you invest directly with the Fund, you can call the Fund toll-free at
1-888-926-2688
or visit
https://www.apollo.com/adref
to inform the Fund that you wish to continue receiving paper copies of your shareholder reports. If you invest through a financial intermediary, you can contact your financial intermediary to request that you receive paper copies of your shareholder reports. Please note that not all financial intermediaries may offer this service. Your election to receive reports in paper will apply to all funds held in your account if you invest through your financial intermediary or all funds held with the fund sponsor if you invest directly with a fund.
You may elect to receive electronic delivery of shareholder reports and other communications by: (i) calling the Fund toll-free at
1-888-926-2688
or visiting
https://www.apollo.com/adref
, if you invest directly with the Fund, or (ii) contacting your financial intermediary, if you invest through a financial intermediary. Please note that not all financial intermediaries may offer this service.
Householding
In an effort to decrease costs, the Fund intends to reduce the number of duplicate annual and semi-annual reports by sending only one copy of each to those addresses shared by two or more accounts and to shareholders reasonably believed to be from the same family or household. Once implemented, a shareholder must call
1-888-926-2688
to discontinue householding and request individual copies of these documents. Once the Fund receives notice to stop householding, individual copies will be sent beginning thirty days after receiving your request. This policy does not apply to account statements.

9
4

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Cohen & Company, Ltd. is the independent registered public accounting firm for the Fund and will audit the Fund’s financial statements. Cohen & Company, Ltd. is located at 1835 Market Street, Suite 310, Philadelphia, PA 19103.

9
5

ADDITIONAL INFORMATION
The prospectus and the SAI do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (file
No. 333-212073).
The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this prospectus for information about how to obtain a paper copy of the Registration Statement or SAI without charge.

9
6

9
7

Apollo Global Management, Inc.
Privacy Notice
Dear Client or Investor:
Apollo Global Management, Inc. (“Apollo”) and its subsidiaries
1
(together “us,” “we,” or “Apollo”) take precautions to maintain the privacy of personal information concerning Apollo’s current and prospective investors who are individuals/natural persons. These precautions include the adoption of certain procedures designed to maintain and secure such investors’ nonpublic personal information from inappropriate disclosure to third parties. U.S. federal regulations require Apollo to inform investors of its privacy policy regarding what kinds of information it collects and the circumstances in which that information may be disclosed to third parties. Please see the Appendix to this Notice for additional information about our privacy practices regarding the European Union, United Kingdom, Cayman Islands, California, and other jurisdictions that may grant natural persons certain privacy rights.
We collect nonpublic personal information about investors from the following sources:

•
information Apollo receives from an investor in its subscription documentation, other forms or agreements, and correspondence (written, telephonic, or electronic), including identifiers, such as an investor’s name, address, social security number, and commercial information such as assets, income, and amounts or types of such investor’s investments;

•
commercial information about an investor’s transactions with Apollo, its affiliates, and nonaffiliated third parties, such as an investor’s capital account balance, other account data, and participation in other investments; and

•	commercial information Apollo may receive from a consumer reporting agency, such as an investor’s credit history.
We do not disclose any nonpublic personal information about prospective, current, or former investors to anyone, except as requested or authorized by an investor or to certain affiliates and service providers as permitted or as otherwise required by law or regulation. We do not sell your nonpublic personal information. We may use nonpublic personal information that you provide to market services to you in the future, including through our use of third-party website cookies and similar technologies.
Except as described below or as otherwise required by law or regulation, we do not disclose to affiliates or to nonaffiliates any nonpublic personal information about you. We do disclose information to affiliates and nonaffiliated third parties for our everyday business purposes, such as to process your transactions, to maintain your investments in funds managed by Apollo, and to respond to court orders and legal investigations, or as permitted by law. We also provide such information to our affiliates, attorneys, banks, auditors, securities brokers, and service providers as may be necessary to facilitate the acceptance and management of your investments in funds managed by Apollo and to enable them to perform services on our behalf. We may also provide your name, address, telephone number, social security number, or financial condition information to affiliates or nonaffiliated third parties, such as broker-dealers, engaged in marketing activities on our behalf, such as the solicitation of your investment in future funds managed by Apollo. We will require such third-party service providers and financial institutions to protect the confidentiality of the investors’ nonpublic personal information and to use the information only for purposes for which it is disclosed to them. We maintain physical, electronic, and procedural safeguards that comply with U.S. federal standards to safeguard investors’ nonpublic personal information.
We will adhere to the policies and practices described in this Privacy Notice regardless of whether the investor is a prospective, current or former investor.
If you have any questions concerning this Privacy Notice, please contact privacy@apollo.com.

1	Subsidiaries of Apollo also include entities that conduct their business under names that do not include the “Apollo” name.

9
8

Appendix: European Union, United Kingdom, Cayman Islands, California,
and Other Jurisdictional Privacy Notice
This Appendix, along with the Privacy Notice above, describes how Apollo,
2
as a data controller, collects and processes Personal Information (as defined below) about natural persons residing in the European Union (“EU”), the United Kingdom (“UK”), and other jurisdictions that may grant natural persons certain privacy rights,
3
as well as in relation to an Apollo entity that is established in the European Union or United Kingdom or an entity that is established in the Cayman Islands. This notice also provides such persons with information about the rights they may have in relation to Personal Information (as defined below). If you are a California Resident (as defined below), please review the below section
Additional Information for California Residents
for additional disclosures, our
Notice at Collection
, and a description of your rights under the California Consumer Privacy Act (with any implementing regulations, as amended by the California Privacy Rights Act (“CPRA”) and as may be amended from time to time, “CCPA”).
If we materially change our privacy practices regarding Personal Information (as defined below), we will notify relevant individuals. For purposes of this Appendix, “investors” includes directors, officers, employees, owners, limited partners, agents, consultants, representatives, and beneficiaries of investors that are not natural persons.
Collection of Information
Depending on how you interact with us, we may collect nonpublic personal information as described elsewhere in the Privacy Notice and other Personal Information about you. “Personal Information” for purposes of this Notice means any information that can help us directly or indirectly identify you, and as otherwise defined under applicable law.
We may collect certain categories of Personal Information from investors, including:

•
identifiers
and similar information such as name, address, date and place of birth,
e-mail
address, telephone number, social security number or other unique identifier number, tax identification number, driver’s license number, passport and other national identity details, internet protocol (“IP”) address, username, password, online identifiers or other similar identifiers;

•
financial information
, including certain information protected under federal or state laws, like income, assets and investments, payments, creditworthiness, loans, bank account details, wire instructions or a signature, bank account, or other financial information;

•	personal details , including characteristics of protected classifications under certain federal or state laws, such as gender, national origin, or marital status;

•
commercial information
, including records of products or services purchased, obtained, or considered, or other purchasing histories or tendencies, including funds invested, investments considered, or sources of funds or wealth;

•
certain information that may qualify as “special category” data under applicable data protection laws
, such as Personal Information revealing racial or ethnic origin, political opinions, religious or philosophical beliefs, trade union membership, data concerning health, or a natural person’s sex life or sexual orientation;

2
As defined in the Apollo Privacy Notice, “Apollo” refers to Apollo Global Management, Inc. and its subsidiaries. Subsidiaries of Apollo also include entities that conduct their business under names that do not include the “Apollo” name.

3
Individuals in Andorra, Argentina, Australia, California, Canada, Faroe Islands, Guernsey, Hong Kong, Israel, Isle of Man, Japan, Jersey, Mexico, New Zealand, Singapore, South Korea, Switzerland, Uruguay, and certain other jurisdictions may have certain data subject rights. These rights vary, but they may include the right to (i) request access to and rectification or erasure of their personal information, (ii) restrict or object to the processing of their personal information, and (iii) obtain a copy of their personal information in a portable format. Individuals may also have the right to lodge a complaint about the processing of personal information with a data protection authority.

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•	education information , including information that is not publicly available, personally identifiable information as defined in the Family Educational Rights and Privacy Act;

•	internet or other electronic network activity information , including interactions with our website or use of certain online tools;

•	audio (e.g., voicemail), electronic, visual or similar information;

•	professional or employment-related information , including occupation, compensation, salary, benefits, grants, insurance details, pension information, employer, and title;

•	inferences drawn from any of the information identified above to create a profile reflecting your preferences or similar information, including your potential interest in investing in new funds; and

•
certain information that may qualify as “sensitive personal information” under the CCPA
, such as your social security number, passport number, driver’s license, or state identification card; your account log-in,
financial account and debit or credit card number in combination with any required security credentials allowing access to such account; and your racial or ethnic origin.

How We Collect Information
Investors may provide us with Personal Information in connection with their investments in Apollo funds, which may include address, social security number, wire transfer instructions, and the amount of assets or income. This information is required before investors can be accepted into an Apollo fund, and not providing it may mean that we are not able to accept an investment. As described in the Privacy Notice, investors provide us with information directly and/or through intermediates in subscription documentation and may continue to provide information through ongoing communications or interactions with us on an applicable website or by mail,
e-mail,
or telephone.
We also collect Personal Information from different sources such as consultants, fund administrators, identity verification services, and credit reference agencies, sources designed to detect and prevent fraud, and those sources described in the Privacy Notice.
We may also collect Personal Information through publicly available sources such as public websites or other publicly accessible directories and sources, including bankruptcy registers, tax authorities, governmental agencies and departments, sanctions screening databases, and regulatory authorities.
Why We Collect Information
As permitted by applicable laws, we use Personal Information primarily to communicate with investors.
We may use Personal Information for the following business or commercial purposes, and the lawful bases for our processing include the following:

•	comply with our obligations to investors under contract or related pre-contractual steps;

•
support our business development and marketing initiatives. We do this to meet our business interests in expanding our business. We only send direct electronic marketing messages where recipients have agreed to this or as otherwise permitted by applicable law. Individuals can opt out of receiving such messages at any time by using the opt-out
mechanisms that may be available in those messages or by contacting us via the channels provided below;

•
where it is necessary for our legitimate interests (or those of a third party) and your interests and fundamental rights do not override those interests. This processing benefits investors by supporting our provision of services;

100

•	protect our rights, establish, exercise or defend legal claims and in order to protect and enforce our (or another person’s) rights, property, or safety, or to assist others to do the same;

•
maintain security and prevent or detect crime and fraud. In many cases we are required to do this by applicable laws, but we will otherwise do so to meet our interests in maintaining security and preventing crime, which is also in the interest of our investors;

•	compliance with applicable laws and regulations, including to meet our legitimate interests or those of a third party;

•
detect security incidents and protecting against malicious, deceptive, fraudulent, or illegal activity, including preventing fraud and conducting “Know Your Client,” anti-money laundering, terrorist financing, and conflict checks;

•	internal operations, including troubleshooting, data analysis, testing, research, and statistical and survey purposes;

•
audit compliance with Apollo’s corporate policies and contractual obligations. This is necessary to meet our legal and regulatory obligations, for example to financial services regulators, and if not strictly necessary to meet these obligations, to allow us to meet our interests in running our business to our high corporate standards, which is beneficial to investors as these help protect investments and information; and

•	with your consent, as required under applicable law.
We may be legally obliged to process certain Personal Information in order to be able to perform services and business operations or to comply with contractual requirements. If you choose not to provide us with the necessary Personal Information or to restrict us from processing Personal Information, we may not be able to meet our obligations or deliver the products or services requested. This may lead to cancellation of contracts; if this is the case, we will endeavor to contact you to discuss this.
How We Disclose Information
We disclose information for the purposes described above in the Privacy Notice and on the grounds described above in this Appendix. We may also disclose Personal Information as required to pursue available remedies or limit damages we may sustain, to enforce our rights, protect our property or protect the rights, property or safety of others, to prevent fraud, unauthorized transactions or liability; or as needed to support external auditing, compliance and corporate governance functions.
We may also share information about you to the extent reasonably necessary to proceed with the consideration, negotiation, or completion of a merger, reorganization, or acquisition of our business, or a sale, liquidation, or transfer of some or all of our assets.
Security Measures
We maintain reasonable physical, electronic, and procedural safeguards appropriate to the nature of the information to store and secure Personal Information from unauthorized access, alteration, and destruction. Our control policies, for example, generally authorize access to investor information only by individuals who need such access to do their work. Given the nature of information security, there is no guarantee that such safeguards will always be successful.
Transfers of Information
Our activities and the jurisdictions in which we are established are such that it may be necessary for Personal Information that we collect to be transferred, as permitted by applicable laws, to the United States and other

101

countries where we or our service providers have facilities. When we transfer Personal Information to a country that is not regarded as ensuring an adequate level of protection for Personal Information under European Union, United Kingdom, the Cayman Islands, or other applicable laws, we will seek to ensure a similar degree of protection is afforded to Personal Information by ensuring that, where possible, we put in place appropriate safeguards (such as standard contractual clauses approved by the European Commission or other relevant authority) or otherwise transfer Personal Information in accordance with applicable laws, such as where the transfer is necessary for the performance of a contract between you and us or between us and a third party in your interest, where the transfer is necessary to establish, exercise or defend legal claims, or where the transfer is made for important reasons of public interest. For more information on specific mechanisms we rely on for transferring Personal Information, please contact us at the details provided in the
Contact
section below.
How Long We Keep Information
We retain Personal Information for as long as we have a relationship with the individuals to whom the information relates and for a period after our relationship has ended. When deciding how long to keep Personal Information after our relationship has ended, we take into account how long we need to retain the information to fulfill the purposes described above and to comply with our legal regulatory obligations, including obligations of our regulators. We may also retain Personal Information to investigate or defend against potential legal claims in accordance with the limitation periods of countries where legal action may be brought.
Individual Rights and Choices
Subject to certain local laws, individuals may have certain additional rights regarding their Personal Information. In particular, individuals may have the right to object to our uses of their Personal Information. Individuals who would like to discuss or exercise such rights can contact us at the details provided in the Contact section below. These additional rights may include the rights to (i) access Personal Information; (ii) rectify the Personal Information we hold; (iii) erase Personal Information; (iv) restrict our use of Personal Information; (v) object to the processing of your Personal Information in certain circumstances, including where we process Personal Information for direct marketing purposes or where we have processed such data on the basis of our legitimate interests; (vi) withdraw your consent to the processing of your Personal Information (where applicable); (vii) receive Personal Information in a usable electronic format and transmit it to a third party (also known as the right of data portability); and (vi) lodge a complaint with a data protection authority in the United Kingdom or the European Economic Area (“EEA”) Member State in which you live, work or where the infringement occurred or in respect of an entity organized under the laws of the Cayman Islands, as overseen by the Ombudsman in the Cayman Islands. If you are a California Resident, please review
Additional Information for California Residents
below for a description of your California-specific rights regarding your Personal Information.
Additional Information for California Residents
The CCPA imposes certain obligations on us and grants certain rights to California residents (“California Resident,” “you,” or “your”) with regard to “personal information” (as defined under the CCPA). If you are a California Resident, please review the following information about your potential rights with regard to your Personal Information under the CCPA. The rights described herein are subject to exemptions and other limitations under applicable law, and the CCPA does not apply to certain information like Personal Information collected, processed, sold, or disclosed pursuant to the federal Gramm-Leach-Bliley Act and its implementing regulations (“GLBA”).
Terms used herein have the meaning ascribed to them in the CCPA. For purposes of the CCPA, we are a “business.”

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Notice at Collection and Use of Personal Information
Information We Collect
Depending on how you interact with us, we may collect the categories of Personal Information listed above in
Collection of Information
.
How We Use Collected Information
We may use Personal Information from you for the purposes described above in the section
Why We Collect Information
.
Sale or Sharing of Personal Information
We do not “sell” your Personal Information under the CCPA, meaning we do not rent, release, disclose, transfer, make available, or otherwise communicate personal information to another business or third party for monetary or other valuable consideration. We also do not “share” your Personal Information, as defined under the CCPA to mean sharing, renting, releasing, disclosing, disseminating, making available, transferring, or otherwise communicating orally, in writing, or by electronic or other means, personal information to a third party for cross-context behavioral advertising, whether or not for monetary or other valuable consideration.
How Long We Keep Information
We retain your Personal Information as described above in the section
How Long We Keep Information
.
For more information about our privacy practices, please review our entire Privacy Policy and accompanying Appendix.
Our Collection, Use, and Disclosure of Personal Information and Sensitive Personal Information
What Information We Have Collected, the Sources from Which We Collected It, and Our Purpose for Collecting the Information
In the preceding 12 months, depending on how you interact with us, we may have collected the categories of Personal Information listed above in
Collection of Information
. We may collect Personal Information from all or some of the categories of sources listed in the section
How We Collect Information
. We may collect all or a few of these categories of Personal Information for the business or commercial purposes identified in the section
Why We Collect Information
.

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Our Disclosure of Personal Information
We do not sell or share your Personal Information as defined under the CCPA. We do not knowingly sell or share the Personal Information of California Residents under 16 years old. In the preceding 12 months, we may have disclosed for a business purpose some of the categories of Personal Information to the categories of third parties, as describe in the below chart:

Category of Personal Information	Category of Third Party	Business or Commercial Purpose for Disclosure
Identifiers Additional information subject to Cal. Civ. Code § 1798.80(e)
•  Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.

•  Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.

•  Professional services organizations, such as auditors.

•  Affiliated entities.

•  Performing services.

•  Auditing related to consumer interactions and transactions.

•  Short-term, transient use.

•  Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.

•  Debugging and repainting errors impairing functionality (such as on our portals or website).

•  Internal research for technological development and demonstration.

•  Activities to verify, maintain, or improve the quality of our services.

•  Business development and marketing initiatives.

•  To comply with applicable laws and regulations.

Characteristics of protected classifications under certain federal or state laws
•  Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.

•  Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.

•  Professional services organizations, such as auditors.

•  Affiliated entities.

•  Performing services.

•  Auditing related to consumer interactions and transactions.

•  Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.

•  To comply with applicable laws and regulations.

Commercial information	• Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.	• Performing services. • Auditing related to consumer interactions and transactions. • Short-term, transient use.

104

Category of Personal Information	Category of Third Party	Business or Commercial Purpose for Disclosure

•  Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.

•  Professional services organizations, such as auditors.

•  Affiliated entities.

•  Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.

•  Debugging and repainting errors impairing functionality (such as on our portals or website).

•  Internal research for technological development and demonstration.

•  Activities to verify, maintain, or improve the quality of our services.

•  Business development and marketing initiatives.

•  To comply with applicable laws and regulations.

Education information, including information that is not publicly available, personally identifiable information as defined in the Family Educational Rights and Privacy Act
•  Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.

•  Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.

•  Professional services organizations, such as auditors.

•  Affiliated entities.

•  Performing services.

•  Auditing related to consumer interactions and transactions.

•  Short-term, transient use.

•  Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.

•  To comply with applicable laws and regulations.

Internet or electronic network activity information
•  Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.

•  Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.

•  Professional services organizations, such as auditors.

•  Affiliated entities.

•  Performing services.

•  Auditing related to consumer interactions and transactions.

•  Short-term, transient use.

•  Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.

•  Debugging and repainting errors impairing functionality (such as on our portals or website).

•  Internal research for technological development and demonstration.

•  Activities to verify, maintain, or improve the quality of our services.

105

Category of Personal Information	Category of Third Party	Business or Commercial Purpose for Disclosure
• Business development and marketing initiatives. • To comply with applicable laws and regulations.

Audio, electronic, visual, or similar information
•  Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.

•  Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.

•  Professional services organizations, such as auditors.

•  Affiliated entities.

•  Performing services.

•  Auditing related to consumer interactions and transactions.

•  Short-term, transient use.

•  Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.

•  Business development and marketing initiatives.

•  To comply with applicable laws and regulations.

Professional or employment- related Information
•  Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.

•  Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.

•  Professional services organizations, such as auditors.

•  Affiliated entities.

•  Performing services.

•  Auditing related to consumer interactions and transactions.

•  Short-term, transient use.

•  Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.

•  Business development and marketing initiatives.

•  To comply with applicable laws and regulations.

Inferences drawn from any of the information identified above
•  Counterparties and intermediaries (e.g., broker-dealers) in connection with investments and transactions or for operational purposes.

•  Third parties as needed to complete a transaction, including financial institutions or advisors, entities that assist with fraud prevention, or custodians or lenders to or creditors of a fund.

•  Professional services organizations, such as auditors.

•  Affiliated entities.

•  Performing services.

•  Auditing related to consumer interactions and transactions.

•  Short-term, transient use.

•  Detecting security incidents, protecting against malicious, deceptive, fraudulent, or illegal activity, and prosecuting those responsible for that activity.

•  Internal research for technological development and demonstration.

•  Business development and marketing initiatives.

•  To comply with applicable laws and regulations.

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In addition, we may disclose, and in the preceding 12 months may have disclosed, all of the categories of Personal Information identified in
Collection of Information
above to the following categories of third parties: (i) judicial courts, regulators, or other government agents purporting to have jurisdiction over us, our subsidiaries or our affiliates, or opposing counsel and parties to litigation; and (ii) other third parties as may otherwise be permitted by law. We may disclose the categories of Personal Information identified in
Collection of Information
above for the business or commercial purposes identified above in
Why We Collect Information
. Additionally, we may disclose your Personal Information to third parties upon your request, at your direction, or with your consent.
We may also disclose or make available your Personal Information to our service providers such as our administrator, other entities that have agreed to limitations on the use of your Personal Information, or entities that fit within other exemptions or exceptions in, or as otherwise permitted by, the CCPA.
Use and Disclosure of Sensitive Personal Information
As noted in
Collection of Information
, under the CCPA, certain Personal Information we collect and process may be considered “sensitive personal information.” The CCPA requires that we provide you with a right to limit our use or disclosure of such sensitive personal information in certain circumstances. Currently, we are not using or disclosing your sensitive personal information for purposes that would require that we provide you with a right to limit.
California Residents’ Rights under the CCPA
If your Personal Information is subject to the CCPA, you may have certain rights concerning that information, subject to applicable exemptions and limitations, including the right to (i) be informed, at or before the point of collection, of the categories of Personal Information to be collected, and the purposes for which the categories of Personal Information shall be used; (ii) not be discriminated against because you exercise any of your rights under the CCPA; (iii) request that we delete any Personal Information about you that we collected or maintained, subject to certain exceptions (“Request to Delete”); (iv)
opt-out
of the “sale” (as that term is defined in the CCPA) of your Personal Information if a business sells your Personal Information (we do not); (v)
opt-out
of the “sharing” (as that term is defined in the CCPA) of your Personal Information if a business shares your Personal Information with third parties (we do not); (vi) limit the use and disclosure of sensitive personal information where required by the CCPA (“Right to Limit”) (please note that we are not using your sensitive personal information for purposes that would require that we provide you with a Right to Limit); (vii) correct inaccurate Personal Information (“Request to Correct”); and (viii) request that we disclose to you the Personal Information we have collected, used, and disclosed about you during the past 12 months (“Request to Know”).
The CCPA does not restrict our ability to do certain things like comply with other laws or comply with regulatory investigations. In addition, the CCPA does not apply to certain information like Personal Information collected, processed, sold or disclosed pursuant to the GLBA. We also reserve the right to retain, and not to delete, certain Personal Information after receipt of a Request to Delete from you where permitted by the CCPA or another law or regulation.
How to Submit a Request under the CCPA
You may submit a Request to Know, Request to Correct, or Request to Delete (“Consumer Rights Request”), as described above, through the following toll-free telephone number:
833-271-8296,
or
e-mail
us at
privacy@apollo.com
.
We are only required to respond to verifiable Consumer Rights Requests made by you or your legally authorized agent. When you submit a Consumer Rights Request, we may ask that you provide clarifying or identifying information to verify your request. Such information may include, at a minimum, depending on the sensitivity of

107

the information you are requesting and the type of request you are making, your name and email address. Any information gathered as part of the verification process will be used for verification purposes only.
You are permitted to designate an authorized agent to submit a Consumer Rights Request on your behalf and have that authorized agent submit the request through the aforementioned methods. In order to be able to act, authorized agents have to submit proof that they are authorized to act on your behalf or have a power of attorney. We may also require that you directly verify your own identity with us and directly confirm with us that you provided the authorized agent permission to submit the request.
Contact
This Privacy Notice and Appendix are available in alternative formats upon request. Please contact
privacy@apollo.com
with any questions about this notice or our data privacy and data protection practices or to request this Privacy Notice in an alternative format. The Apollo point of contact for Apollo entities established outside the European Union and United Kingdom is: Apollo Management International LLP, 25 St. George Street, London W1S 1FS, United Kingdom.
The Privacy Notice was last updated on October 27, 2025, and supersedes any previously distributed Privacy Notice. From time to time, we may update this Privacy Notice. To the extent there are material changes with respect to our disclosure practices, we will issue an updated Privacy Notice that is reflective of such practices.

108

Apollo Diversified Real Estate Fund
Class M Shares (GMREX) of Beneficial Interest
June 2, 2026
Investment Adviser
Apollo Real Estate Fund Adviser, LLC

All dealers that buy, sell or trade the Fund’s shares, whether or not participating in this offering, may be required to deliver a prospectus in accordance with the terms of the dealers’ agreements with the Fund’s Distributor.
You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

STATEMENT OF ADDITIONAL INFORMATION
June 2, 2026

APOLLO DIVERSIFIED REAL ESTATE FUND
Class M Shares (GMREX) of Beneficial Interest
Principal Executive Offices
9 West 57th Street, New York, NY 10019
1-888-926-2688
This Statement of Additional Information (“SAI”) is not a prospectus. This SAI should be read in conjunction with the Class M prospectus of Apollo Diversified Real Estate Fund (the “Fund”), dated June 2, 2026 (the “Prospectus”), as it may be supplemented from time to time. The Prospectus is hereby incorporated by reference into this SAI (legally made a part of this SAI). Capitalized terms used but not defined in this SAI have the meanings given to them in the Prospectus. This SAI does not include all information that a prospective investor should consider before purchasing the Fund’s securities.
You should obtain and read the Prospectus and any related Prospectus supplement prior to purchasing any of the Fund’s securities. A copy of the Prospectus may be obtained without charge by calling the Fund toll-free at
1-888-926-2688
or by visiting
https://www.apollo.com/adref
. Information on the website is not incorporated herein by reference. The Fund’s filings with the U.S. Securities and Exchange Commission (the “SEC”) also are available to the public on the SEC’s web site at
https://www.sec.gov
. Copies of these filings may be obtained, after paying a duplicating fee, by electronic request at the following
e-mail
address: publicinfo@sec.gov.

i

GENERAL INFORMATION AND HISTORY
The Fund is a continuously offered, diversified,
closed-end
management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on November 5, 2013. The Fund’s principal office is located at c/o Apollo Real Estate Fund Adviser, LLC, 9 West 57th Street, New York, NY 10019, and its telephone number is
1-888-926-2688.
The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Prospectus. Certain additional investment information is set forth below. The Fund may issue an unlimited number of shares of beneficial interest. All shares of the Fund have equal rights and privileges. Each share of the Fund is entitled to one vote on all matters as to which shares are entitled to vote. In addition, each share of the Fund is entitled to participate, on a class-specific basis, equally with other shares (i) in dividends and distributions declared by the Fund and (ii) on liquidation to its proportionate share of the assets remaining after satisfaction of outstanding liabilities. Shares of the Fund are fully paid, non-assessable
and fully transferable when issued and have no
pre-emptive
or conversion rights. Fractional shares have proportionately the same rights, including voting rights, as are provided for a full share.
The Fund offers multiple classes of shares, including Class M shares. Information on Class A shares, Class C shares, Class I shares and Class L shares is available in a separate SAI. Each share class represents an interest in the same assets of the Fund, has the same rights and is identical in all material respects except that (i) each class of shares may be subject to different (or no) sales loads, (ii) each class of shares may bear different (or no) distribution and shareholder servicing fees; (iii) each class of shares may have different shareholder features, such as minimum investment amounts; (iv) certain other class-specific expenses will be borne solely by the class to which such expenses are attributable, including transfer agent fees attributable to a specific class of shares, printing and postage expenses related to preparing and distributing materials to current shareholders of a specific class, registration fees paid by a specific class of shares, the expenses of administrative personnel and services required to support the shareholders of a specific class, litigation or other legal expenses relating to a class of shares, Trustees’ fees or expenses paid as a result of issues relating to a specific class of shares and accounting fees and expenses relating to a specific class of shares and (v) each class has exclusive voting rights with respect to matters relating to its own distribution arrangements. The Board of Trustees of the Fund (the “Board” or the “Trustees”) may classify and reclassify the shares of the Fund into additional classes of shares at a future date.

1

INVESTMENT OBJECTIVE AND POLICIES
Investment Objective
The Fund’s investment objective is to generate a total return comprised of both current income and capital appreciation with moderate volatility and low correlation to the broader markets.
Fundamental Policies
The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund (the shares), are listed below. For the purposes of this SAI, “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of shareholders, duly called, (a) of 67% or more of the shares present at such meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy; or (b) of more than 50% of the outstanding shares, whichever is less. The Fund may not:

(1)
Borrow money, except to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”) (which currently limits borrowing to no more than
33-1/3%
of the value of the Fund’s total assets, including the value of the assets purchased with the proceeds of its indebtedness, if any). The Fund may borrow for investment purposes, for temporary liquidity, or to finance repurchases of its shares.

(2)
Issue senior securities, except to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than
33-1/3%
of the value of the Fund’s total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund’s total assets).

(3)	Purchase securities on margin, but may sell securities short and write call options.

(4)
Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the “Securities Act”) in connection with the disposition of its portfolio securities. The Fund may invest in restricted securities (those that must be registered under the Securities Act before they may be offered or sold to the public) to the extent permitted by the 1940 Act.

(5)
Invest more than 25% of the market value of its assets in the securities of companies or entities engaged in any one industry, except the real estate industry. This limitation does not apply to investment in the securities of the U.S. Government, its agencies or instrumentalities, as well as to investments in investment companies that primarily invest in such securities. Under normal circumstances, the Fund invests over 25% of its assets in the securities of companies or entities in the real estate industry.

(6)
Purchase or sell commodities, commodity contracts, including commodity futures contracts, unless acquired as a result of ownership of securities or other investments, except that the Fund may invest in securities or other instruments backed by or linked to commodities, and invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

(7)
Purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this restriction shall not prevent the Fund from investing in securities of companies engaged in the real estate business or securities or other instruments backed by real estate or mortgages), or commodities or commodity contracts.

(8)
Make loans to others, except (a) through the purchase of debt securities in accordance with its investment objectives and policies, (b) to the extent the entry into a repurchase agreement is deemed to be a loan, and (c) by loaning portfolio securities.

2

(9)
With respect to 75% of its total assets, the Fund may not: (i) purchase 10% or more of the outstanding voting securities of any one issuer; or (ii) purchase securities of any issuer if, as a result, 5% or more of the Fund’s total assets would be invested in that issuer’s securities. This limitation does not apply to investments in (i) cash and cash items; (ii) securities of other registered investment companies; and (iii) obligations of the United States Government, its agencies, or instrumentalities.

Other Fundamental Policies

(1)
In addition, the Fund has adopted a fundamental policy that it will make quarterly repurchase offers for no less than for 5% of the shares outstanding at net asset value (“NAV”) less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th is not a business day.

(2)
The Fund may invest in real estate or interests in real estate, securities that are secured by or represent interests in real estate (e.g. mortgage loans evidenced by notes or other writings defined to be a type of security), mortgage-related securities or investing in companies engaged in the real estate business or that have a significant portion of their assets in real estate (including real estate investment trusts).

Non-Fundamental
Policies
The following are additional investment limitations of the Fund and may be changed by the Board without shareholder approval.

(1)
80% Investment Policy
. The Fund has adopted a policy to invest at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in real estate securities. Shareholders of the Fund will be provided with at least sixty (60) days’ prior notice of any change in the Fund’s 80% policy. The notice will be provided in a separate written document containing the following, or similar, statement, in boldface type: “Important Notice Regarding Change in Investment Policy.” The statement will also appear on the envelope in which the notice is delivered, unless the notice is delivered separately from other communications to the shareholder.

If a restriction on the Fund’s investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments, or change in average duration of the Fund’s investment portfolio, resulting from changes in the value of the Fund’s total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law. In addition, if the Fund invests in one or more investment companies, the Fund will examine the holdings of such investment companies to ensure that the Fund is not indirectly concentrating its investments in a particular industry.
Certain Portfolio Securities and Other Operating Policies
As discussed in the Prospectus, the Fund invests in real estate securities by investing in Real Estate Equity Investments (as defined below) and Real Estate Debt Investments (as defined below) (together, “Real Estate Investments”). The Fund may invest directly or indirectly in such Real Estate Investments.
“Real Estate Debt Investments” includes debt investments, including, but not limited to, (i) fixed income securities of any credit quality, maturity or duration (including high-yield (“junk”) debt and non-convertible
secured or unsecured debt), floating rate securities (including, but not limited to, senior loans or structured credit), mezzanine loans,
B-notes
and levered or unlevered loans issued to real estate-related companies and (ii) structured debt products such as commercial mortgage-backed securities (“CMBS”), residential mortgage-backed securities (“RMBS”), collateralized loan obligations (“CLOs”) and other structured products collateralized by real estate, real estate securities or real estate-related companies.

3

“Real Estate Equity Investments” includes equity and equity-like investments, including, but not limited to, common stock, partnership or similar interests, convertible or non-convertible
preferred stock, and convertible or
non-convertible
secured or unsecured debt issued by: (i) private real estate-related companies, (ii) public real estate-related companies; (iii) private, institutional real estate investment funds managed by institutional investment managers, which are treated as real estate investment trusts (“REITs”) for tax purposes (“Private REITs”); (iv) publicly traded REITs (“Public REITs”); (v) publicly traded real estate operating companies (“Public REOCs”); and (vi) exchange traded funds (“ETFs”), index mutual funds (“Index Funds”) and other investment vehicles such as closed-end
funds, mutual funds and unregistered investment funds that invest principally, directly or indirectly, in real estate, real estate securities or real estate-related companies.
The Fund may invest in Private REITs; publicly traded REITs; Public REOCs; ETFs; Index Funds; and other investment vehicles such as closed-end
funds, mutual funds and unregistered investment funds that invest principally, directly or indirectly, in real estate, real estate securities or real estate-related companies (together, the “Portfolio Funds” and each, a “Portfolio Fund”).
No assurance can be given that any or all investment strategies, or the Fund’s investment program, will be successful. The Fund’s investment adviser is Apollo Real Estate Fund Adviser, LLC (the “Adviser”). The Adviser is responsible for allocating the Fund’s assets among various securities using its investment strategies, subject to policies adopted by the Board. Additional information regarding the types of securities and financial instruments is set forth below.
Direct Investments
Direct investing alongside one or more other parties in an investment (i.e., as a co-investor)
involves risks that may not be present in investments made by lead or sponsoring private equity investors. As a co-investor,
the Fund may have interests or objectives that are inconsistent with those of the lead private equity investors that generally have a greater degree of control over such investments.
In addition, in order to take advantage of
co-investment
opportunities as a
co-investor,
the Fund generally will be required to hold a
non-controlling
interest, for example, by becoming a limited partner in a partnership that is controlled by the general partner or manager of the private equity fund offering the co-investment,
on a
co-investor
basis, to the Fund. In this event, the Fund would have less control over the investment and may be adversely affected by actions taken by such general partner or manager with respect to the portfolio company and the Fund’s investment in it. The Fund may not have the opportunity to participate in structuring investments or to determine the terms under which such investments will be made.
In addition, the Fund may in certain circumstances be liable for the actions of its third-party co-venturers.
co-investments
made with third parties in joint ventures or other entities also may involve carried interests and/or other fees payable to such third party partners or co-venturers.
There can be no assurance that appropriate minority shareholder rights will be available to the Fund or that such rights will provide sufficient protection to the Fund’s interests.
Residential and Commercial Debt Securities
The Fund may also invest in residential and commercial debt securities. These mortgage-backed securities include those issued by the Government National Mortgage Association (“GNMA”), Federal National Mortgage Association (“FNMA”), Federal Home Loan Mortgage Corporation (“FHLMC”) or certain foreign issuers. Mortgage-backed securities represent direct or indirect participations in, or are secured by and payable from, mortgage loans secured by real property. The mortgages backing these securities include, among other mortgage instruments, conventional 30-year fixed-rate mortgages,
15-year
fixed-rate mortgages, graduated payment mortgages and adjustable rate mortgages. The government or the issuing agency typically guarantees the payment of interest and principal of these securities. However, the guarantees do not extend to the securities’

4

yield or value, which are likely to vary inversely with fluctuations in interest rates, nor do the guarantees extend to the yield or value of the Fund’s shares. These securities generally are “pass-through” instruments, through which the holders receive a share of all interest and principal payments from the mortgages underlying the securities, net of certain fees.
Yields on pass-through securities are typically quoted by investment dealers and vendors based on the maturity of the underlying instruments and the associated average life assumption. The average life of pass-through pools varies with the maturities of the underlying mortgage loans. A pool’s term may be shortened by unscheduled or early payments of principal on the underlying mortgages. The occurrence of mortgage prepayments is affected by various factors, including the level of interest rates, general economic conditions, the location, scheduled maturity and age of the mortgage and other social and demographic conditions. Because prepayment rates of individual pools vary widely, it is not possible to predict accurately the average life of a particular pool. For pools of fixed-rate
30-year
mortgages in a stable interest rate environment, a common industry practice in the U.S. has been to assume that prepayments will result in a
12-year
average life, although it may vary depending on numerous factors. At present, pools, particularly those with loans with other maturities or different characteristics, are priced on an assumption of average life determined for each pool. In periods of falling interest rates, the rate of prepayment tends to increase, thereby shortening the actual average life of a pool of mortgage-related securities. Conversely, in periods of rising rates the rate of prepayment tends to decrease, thereby lengthening the actual average life of the pool. However, these effects may not be present, or may differ in degree, if the mortgage loans in the pools have adjustable interest rates or other special payment terms, such as a prepayment charge. Actual prepayment experience may cause the yield of mortgage-backed securities to differ from the assumed average life yield. Reinvestment of prepayments may occur at higher or lower interest rates than the original investment, thus affecting the Fund’s yield.
The rate of interest on mortgage-backed securities is lower than the interest rates paid on the mortgages included in the underlying pool due to the annual fees paid to the servicer of the mortgage pool for passing through monthly payments to certificate holders and to any guarantor, such as GNMA, and due to any yield retained by the issuer. Actual yield to the holder may vary from the coupon rate, even if adjustable, if the mortgage-backed securities are purchased or traded in the secondary market at a premium or discount. In addition, there is normally some delay between the time the issuer receives mortgage payments from the servicer and the time the issuer makes the payments on the mortgage-backed securities, and this delay reduces the effective yield to the holder of such securities.
The Fund may invest in other types of residential and commercial debt securities such as FHLMC Structured Pass-Through Certificates, known as
“K-Notes.”
K-Notes
are securitized interests in apartment mortgage notes that are assembled by the FHLMC and issued by special purpose trusts.
K-Notes
are issued with varying levels of maturity and seniority. Some
K-Notes
are repurchased and reissued by FHLMC with a FHLMC guarantee, while other
K-Notes
do not have a FHLMC guarantee. The Fund may invest in the privately offered subordinate classes of
K-Notes.
Because more-senior classes have payment priority over subordinate classes of
K-Notes,
the value of subordinate
K-Notes
is highly sensitive to the default rate and foreclosure recovery rate on the underlying apartment loans. Subordinate
K-Notes
are also subject to liquidity risk because they are not available to the investing public and have a limited secondary market composed of institutional investors.
Private REITs
The Fund attempts to achieve its investment objectives by allocating its capital among a select group of institutional asset managers with expertise in managing portfolios of real estate, real estate debt and real estate related securities. Private REITs typically accept investments on a quarterly basis, have quarterly repurchases, and do not have a defined termination date.
In addition to diversification across property type and geographic markets, Private REITs may diversify by differing underlying economic drivers, including anticipated job growth, population growth or inflation. No specific limits have been established within the Fund’s investment guidelines for property type and geographic

5

investments; however, many of the Private REITs have NAV limitations for any one individual property held by such funds relative to the NAV of the Private Investment Fund’s overall portfolio. While some institutional asset managers will seek diversification across property types, certain Private REITs may have a more specific focus and not seek such diversification, but instead utilize an investment strategy utilizing expertise within specific or multiple property categories.
The Private REITs may utilize leverage, pursuant to their operative documents, as a way to seek or enhance returns. Dependent upon the investment strategy, geographic focus and/or other economic or property specific factors, each Private Investment Fund will have differing limitations on the utilization of leverage. Such limitations are Private Investment Fund-specific and may apply to an overall portfolio limitation as well as a property specific limitation. The Fund will limit its borrowing and the overall leverage of its portfolio to an amount that does not exceed 33 1/3% of the Fund’s gross asset value.
Private Markets Investments
The Fund’s investment portfolio will include exposure to private companies for which operating results in a specified period will be difficult to predict. Such investments involve a high degree of business and financial risk that can result in substantial losses.

•
Private Equity Investments
. Private equity transactions may result in new enterprises that are subject to extreme volatility, require time for maturity and may require additional capital. In addition, they frequently rely on borrowing significant amounts of capital, which can increase profit potential but at the same time increase the risk of loss. Leveraged companies may be subject to restrictive financial and operating covenants. The leverage may impair the ability of these companies to finance their future operations and capital needs. Also, their flexibility to respond to changing business and economic conditions and to business opportunities may be limited. A leveraged company’s income and net assets will tend to increase or decrease at a greater rate than if borrowed money was not used. Although these investments may offer the opportunity for significant gains, such buyout and growth investments involve a high degree of business and financial risk that can result in substantial losses, which risks generally are greater than the risks of investing in public companies that may not be as leveraged.

•
Private Credit Investments
. Investments in debt securities and loans issued by privately-held companies can be less liquid or illiquid and subject to various restrictions on resale. Private credit investments can range in credit quality depending on security-specific factors, including total leverage, amount of leverage senior to the security in question, variability in the issuer’s cash flows, the size of the issuer, the quality of assets securing debt and the degree to which such assets cover the portfolio company’s debt obligations. The companies in which Portfolio Funds invest may be leveraged, often as a result of leveraged buyouts or other recapitalization transactions, and often will not be rated by national credit rating agencies.

Secondary Investments
The Fund may make primary investments in newly formed Portfolio Funds or may invest in Portfolio Funds acquired in privately negotiated investments (a) from pre-existing
investors in such Portfolio Funds (“Traditional Secondary Investments”), and/or (b) in existing private investments and/or assets of or from a Portfolio Fund(s), often requiring a bespoke structure that may include the creation of new vehicles or securities
(“Non-Traditional
Secondary Investments” and, together with Traditional Secondary Investments, “Secondary Investments” or “Secondaries”). In Traditional Secondary Investments, as the Fund will not be acquiring such interests directly from the Portfolio Fund, it is generally not expected that the Fund will have the opportunity to negotiate the terms of the interests being acquired, other than the purchase price, or other special rights or privileges. There can be no assurance as to the number of Secondary Investment opportunities that will be presented to the Fund.
In addition, valuation of Secondary Investments in Portfolio Funds may be difficult, as there generally will be no established market for such investments or for the privately-held portfolio companies in which such Portfolio Funds may own securities. Moreover, the purchase price of Secondary Investments in such Portfolio Funds

6

generally will be subject to negotiation with the sellers of the interests and there is no assurance that the Fund will be able to purchase interests at discounts to NAV, or at all. The overall performance of the Fund will depend in large part on the acquisition price paid by the Fund for its Secondary Investments, the structure of such acquisitions and the overall success of the Portfolio Fund.
There is significant competition for Secondary Investments. Many institutional investors, including fund-of-funds
entities, as well as existing investors of Portfolio Funds may seek to purchase Secondary Investments of the same Portfolio Fund which the Fund may also seek to purchase. In addition, some Portfolio Fund managers have become more selective by adopting policies or practices that exclude certain types of investors, such as fund-of-funds.
These Portfolio Fund managers also may be partial to Secondary Investments being purchased by existing investors of their Portfolio Funds. In addition, some secondary opportunities may be conducted pursuant to a specified methodology (such as a right of first refusal granted to existing investors or a so-called
“Dutch auction,” where the price of the investment is lowered until a bidder bids and that first bidder purchases the investment, thereby limiting a bidder’s ability to compete for price) which can restrict the availability of those opportunities for the Fund. No assurance can be given that the Fund will be able to identify Secondary Investments that satisfy the Fund’s investment objective or, if the Fund is successful in identifying such Secondary Investments, that the Fund will be permitted to invest, or invest in the amounts desired, in such Secondary Investments.
At times, the Fund may have the opportunity to acquire a portfolio of Portfolio Fund interests from a seller, on an “all or nothing” basis. In some such cases, certain of the Portfolio Fund interests may be less attractive than others, and certain of the Portfolio Fund managers may be more familiar to the Adviser than others or may be more experienced or highly regarded than others. In such cases, it may not be possible for the Fund to carve out from such purchases those Secondary Investments which the Adviser considers (for commercial, tax legal or other reasons) less attractive.
In the cases where the Fund acquires an interest in a Portfolio Fund through a Secondary Investment, the Fund may acquire contingent liabilities of the seller of such interest. More specifically, where the seller has received distributions from the Portfolio Fund and, subsequently, that Portfolio Fund recalls one or more of these distributions, the Fund (as the purchaser of the interest to which such distributions are attributable and not the seller) may be obligated to return the monies equivalent to such distribution to the Portfolio Fund. While the Fund may, in turn, make a claim against the seller for any such monies so paid, there can be no assurances that the Fund would prevail on such claim.
Other Investment Companies
The Fund may invest in securities of other investment companies, including ETFs. The Fund will indirectly bear its proportionate share of any management fees and other expenses paid by investment companies in which it invests, in addition to the management fees (and other expenses) paid by the Fund. The Fund’s investments in other investment companies are subject to statutory limitations prescribed by the 1940 Act, including in certain circumstances a prohibition on the Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of the Fund’s total assets in securities of any one investment company or more than 10% of its total assets in the securities of investment companies in the aggregate. In addition, Rule
12d1-4
of the 1940 Act provides that the provisions of paragraph 12(d)(1) shall not apply to securities purchased or otherwise acquired by the Fund if (i) the Fund does not control the acquired fund; (ii) the Fund uses mirror voting if it holds more than 25% of an acquired open-end
fund due to a decrease in the outstanding securities of the acquired fund and if it holds more than 10% of a closed-end
fund; (iii) the Adviser and the investment adviser to the acquired fund make certain findings regarding the fund of funds arrangement, after considering specific factors; (iv) the Fund and acquired funds not advised by the Adviser have entered into an agreement prior to exceeding the limits of section 12(d)(1); and (v) the Fund is not part of a three tiered or more fund of funds structure. Many ETFs, however, have obtained exemptive relief from the SEC to permit unaffiliated funds (such as the Fund) to invest in their shares beyond these statutory limits, subject to certain conditions and pursuant to contractual arrangements between the ETFs and the investing funds. The Fund may rely on these exemptive orders in investing in ETFs.

7

ETFs are shares of unaffiliated investment companies issuing shares which are traded like traditional equity securities on a national stock exchange. Much like an index mutual fund, an ETF represents a portfolio of securities, which is often designed to track a particular market segment or index. An investment in an ETF, like one in any investment company, carries the same risks as those of its underlying securities. An ETF may fail to accurately track the returns of the market segment or index that it is designed to track, and the price of an ETF’s shares may fluctuate or lose money. In addition, because they, unlike other investment companies, are traded on an exchange, ETFs are subject to the following risks: (i) the market price of the ETF’s shares may trade at a premium or discount to the ETF’s net asset value; (ii) an active trading market for an ETF may not develop or be maintained; and (iii) there is no assurance that the requirements of the exchange necessary to maintain the listing of the ETF will continue to be met or remain unchanged. In the event substantial market or other disruptions affecting ETFs should occur in the future, the liquidity and value of the Fund’s shares could also be substantially and adversely affected.
The Fund may also invest in private funds employing hedging strategies (commonly known as “hedge funds”). Among other things, hedge funds may invest in U.S. and
non-U.S.
equity and debt securities and may engage in leverage, short selling and derivative transactions. Hedge funds typically offer their securities privately without registration under the Securities Act, in large minimum denominations (often at least $1 million) to a limited number of high net worth individual and institutional investors. Hedge funds are not registered as investment companies under the 1940 Act pursuant to an exemption from registration under the 1940 Act.
Typically, investment managers of hedge funds are compensated through asset-based fees and incentive-based allocations. Hedge funds employ a variety of “alternative” investment strategies to achieve attractive risk-adjusted returns (i.e., returns adjusted to take into account the volatility of those returns) with low correlation to the broad equity and fixed-income markets. “Alternative” investment strategies, unlike “relative return strategies,” are generally managed without reference to the performance of equity, debt and other markets. Alternative investment strategies permit the managers of hedge funds to use leveraged or short sale positions to take advantage of perceived inefficiencies in the global capital markets. Alternative investment strategies differ from the investment programs of traditional registered investment companies, such as mutual funds. “Traditional” investment companies are generally characterized by long-only investments and restricted use of leverage.
Foreign Securities
The Fund may invest, directly or indirectly, in
non-U.S.
real estate companies and other foreign securities. Purchases of foreign securities entail certain risks. For example, there may be less information publicly available about a foreign company than about a U.S. company, and foreign companies generally are not subject to accounting, auditing and financial reporting standards and practices comparable to those in the U.S. Other risks associated with investments in foreign securities include changes in restrictions on foreign currency transactions and rates of exchanges, changes in the administrations or economic and monetary policies of foreign governments, the imposition of exchange control regulations, the possibility of expropriation decrees and other adverse foreign governmental action, the imposition of foreign taxes, less liquid markets, less government supervision of exchanges, brokers and issuers, difficulty in enforcing contractual obligations, delays in settlement of securities transactions and greater price volatility. In addition, investing in foreign securities will generally result in higher commissions than investing in similar domestic securities.
Emerging Markets Securities
The Fund may invest, directly or indirectly, in issuers domiciled in emerging markets. Investing in emerging market securities imposes risks different from, or greater than, risks of investing in foreign developed countries. These risks include (i) the smaller market capitalization of securities markets, which may suffer periods of relative illiquidity, (ii) significant price volatility, (iii) restrictions on foreign investment, and (iv) possible repatriation of investment income and capital. In addition, foreign investors may be required to register the

8

proceeds of sales, and future economic or political crises could lead to price controls, forced mergers, expropriation or confiscatory taxation, seizure, nationalization, or the creation of government monopolies. The currencies of emerging market countries may experience significant declines against the U.S. dollar, and devaluation may occur subsequent to investments in these currencies by the Fund. Inflation and rapid fluctuations in inflation rates have had, and may continue to have, negative effects on the economies and securities markets of certain emerging market countries.
Certain emerging markets limit, or require governmental approval prior to, investments by foreign persons. Repatriation of investment income and capital from certain emerging markets is subject to certain governmental consents. Even where there is no outright restriction on repatriation of capital, the mechanics of repatriation may affect the operation of the Fund.
Additional risks of emerging markets securities may include (i) greater social, economic and political uncertainty and instability, (ii) more substantial governmental involvement in the economy, (iii) less governmental supervision and regulation, (iv) the unavailability of currency hedging technique, (v) companies that are newly organized and small, (vi) differences in auditing and financial reporting standards, which may result in unavailability of material information about issuers, and (vii) less developed legal systems. In addition, emerging securities markets may have different clearance and settlement procedures, which may be unable to keep pace with the volume of securities transactions or otherwise make it difficult to engage in such transactions. Settlement problems may cause the Fund to miss attractive investment opportunities, hold a portion of its assets in cash pending investment, or be delayed in disposing of a portfolio security. Such a delay could result in possible liability to a purchaser of the security.
Money Market Instruments
The Fund may invest, for defensive or diversification purposes or otherwise, some or all of its assets in high quality fixed-income securities, money market instruments, and money market mutual funds, or hold cash or cash equivalents in such amounts as the Fund deems appropriate under the circumstances. Pending allocation of the offering proceeds of this offering and thereafter, from time to time, the Fund also may invest in these instruments and other investment vehicles. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. government securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation (the “FDIC”), and repurchase agreements.
Special Investment Techniques
The Fund may use a variety of special investment instruments and techniques to hedge against various risks or other factors and variables that may affect the values of the Fund’s portfolio securities. The Fund may employ different techniques over time, as new instruments and techniques are introduced or as a result of regulatory developments. Some special investment techniques that the Fund may use may be considered speculative and involve a high degree of risk, even when used for hedging purposes. A hedging transaction may not perform as anticipated, and the Fund may suffer losses as a result of its hedging activities.
Derivatives
The Fund may engage in transactions involving options and futures and other derivative financial instruments. Derivatives can be volatile and involve various types and degrees of risk. By using derivatives, the Fund may be permitted to increase or decrease the level of risk, or change the character of the risk, to which the portfolio is exposed.
A small investment in derivatives could have a substantial impact on the Fund’s performance. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant and rapid changes in the prices for derivatives. If the Fund were to invest in derivatives at an inopportune time, or the

9

Adviser evaluates market conditions incorrectly, the Fund’s derivative investment could negatively impact the Fund’s return, or result in a loss. In addition, the Fund could experience a loss if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.
The Fund relies on certain exemptions in Rule
18f-4
under the 1940 Act to enter into derivatives transactions and certain other transactions notwithstanding the restrictions on the issuance of “senior securities” under Section 18 of the 1940 Act. Under Rule
18f-4,
“derivatives transactions” include the following: (1) any swap, security-based swap, futures contract, forward contract, option (excluding purchased options), any combination of the foregoing, or any similar instrument, under which the Fund is or may be required to make any payment or delivery of cash or other assets during the life of the instrument or at maturity or early termination, whether as margin or settlement payment or otherwise; (2) any short sale borrowing; and (3) if the Fund relies on the exemption in Rule
18f-4(d)(1)(ii),
reverse repurchase agreements and similar financing transactions. The Fund may enter into unfunded loan commitments, which are contractual obligations for future funding. Unfunded loan commitments represent a future obligation in full, even though a percentage of the notional loan amounts may not be utilized by the borrower. The Fund will rely on an exemption in Rule
18f-4(e)
when entering into unfunded commitment agreements, which includes any commitment to make a loan to a company, including term loans, delayed draw term loans, and revolvers, or to invest equity in a company. The Fund will rely on an exemption in Rule
18f-4(f)
when purchasing when-issued or forward-settling securities (e.g., firm and standby commitments, including to-be-announced
commitments, and dollar rolls) and
non-standard
settlement cycle securities, if certain conditions are met.
The Fund operates as a “limited derivatives user” for purposes of the derivatives transactions exemption in
Rule 18f-4.
To qualify as a limited derivatives user, the Fund’s “derivatives exposure” is limited to 10% of its net assets subject to exclusions for certain currency or interest rate hedging transactions (as calculated in accordance with Rule
18f-4).
If the Fund ceases to qualify as a “limited derivatives user” as defined in Rule
18f-4,
the rule would, among other things, require the Fund to establish a comprehensive derivatives risk management program, to comply with certain value-at-risk
based leverage limits, to appoint a derivatives risk manager and to provide additional disclosure both publicly and to the SEC regarding its derivatives positions.
Options and Futures
. The Fund may engage in the use of options and futures contracts, so-called
“synthetic” options, including options on baskets of specific securities, or other derivative instruments written by broker-dealers or other financial intermediaries. These transactions may be effected on securities exchanges or in the over-the-counter
(“OTC”) market, or they may be negotiated directly with counterparties. In cases where instruments are purchased OTC or negotiated directly with counterparties, the Fund is subject to the risk that the counterparty will be unable or unwilling to perform its obligations under the contract. These transactions may also be illiquid and, if so, it might be difficult to close out a position.
The Fund may purchase call and put options on specific securities. The Fund may also write and sell covered or uncovered call options for both hedging purposes and to pursue the Fund’s investment objectives. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated price at any time before the option expires. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated price at any time before the option expires.
In a covered call option, the Fund owns the underlying security. The sale of such an option exposes the Fund to a potential loss of opportunity to realize appreciation in the market price of the underlying security during the term of the option. Using covered call options might expose the Fund to other risks as well. For example, the Fund might be required to continue holding a security that the Fund might otherwise have sold to protect against depreciation in the market price of the security.
When writing options, the Fund may close its position by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. If the amount

10

paid to purchase an option is less or more than the amount received from the sale, the Fund will, accordingly, realize a profit or loss. To close out a position as a purchaser of an option, the Fund would liquidate the position by selling the option previously purchased.
The use of derivatives that are subject to regulation by the Commodity Futures Trading Commission (the “CFTC”) by the Fund could cause the Fund to be a commodity pool, which would require the Fund to comply with certain rules of the CFTC. However, the Fund intends to conduct its operations to avoid regulation as a commodity pool. The CFTC eliminated limitations on futures trading by certain regulated entities, including registered investment companies, and consequently registered investment companies may engage in unlimited futures transactions and options thereon provided that the investment manager to such company claims an exclusion from regulation as a commodity pool operator. If the Fund were to use derivatives subject to regulation by the CFTC in connection with its management of the Fund, the Adviser will claim such an exclusion from registration as a commodity pool operator under the Commodity Exchange Act (“CEA”). Therefore, it would not be subject to the registration and regulatory requirements of the CEA.
Successful use of futures also is subject to the Adviser’s ability to correctly predict movements in the relevant market. To the extent that a transaction is entered into for hedging purposes, successful use is also subject to the Adviser’s ability to evaluate the appropriate correlation between the transaction being hedged and the price movements of the futures contract.
The Fund may also purchase and sell stock index futures contracts. A stock index futures contract obligates the Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract, multiplied by the difference between the settlement price of the contract on the contract’s last trading day, and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in those securities on the next business day. The Fund may purchase and sell interest rate futures contracts, which represent obligations to purchase or sell an amount of a specific debt security at a future date at a specific price.
Options on Securities Indexes
. The Fund may purchase and sell call and put options on stock indexes listed on national securities exchanges or traded in the OTC market for hedging or speculative purposes. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use of options on stock indexes will be subject to the Adviser’s ability to correctly evaluate movements in the stock market generally, or of a particular industry or market segment.
Swap Agreements
. The Fund may enter into a variety of swap agreements, including equity, interest rate, and index swap agreements. The Fund is not limited to any particular form of swap agreement if the Adviser determines that other forms are consistent with the Fund’s investment objectives and policies. Swap agreements are contracts entered into by two parties (primarily institutional investors) for periods ranging from a few weeks to more than a year. In a standard swap transaction, the parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,”
i.e
., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index. Additional forms of swap agreements include (i) interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or “cap;” (ii) interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or “floor;” and (iii) interest rate collars, under which a party sells a cap and purchases a floor (or vice versa) in an attempt to protect itself against interest rate movements exceeding certain minimum or maximum levels.
Generally, the Fund’s obligations (or rights) under a swap agreement will be equal only to the net amount to be paid or received under the agreement, based on the relative values of the positions held by the parties. The risk of loss is limited to the net amount of interest payments that a party is contractually required to make. As such, if

11

the counterparty to a swap defaults, the Fund’s risk of loss consists of the net amount of payments that it is entitled to receive.
Government Regulation of Derivatives
. It is possible that government regulation of various types of derivative instruments, including futures and swap agreements, may limit or prevent the Fund from using such instruments as a part of its investment strategy, and could ultimately prevent the Fund from being able to achieve its investment objective. It is impossible to predict fully the effects of legislation and regulation in this area, but the effects could be substantial and adverse.
The futures markets are subject to comprehensive statutes, regulations, and margin requirements. The SEC, the CFTC and the exchanges are authorized to take extraordinary actions in the event of a market emergency, including, for example, the implementation or reduction of speculative position limits, the implementation of higher margin requirements, the establishment of daily price limits and the suspension of trading.
The regulation of swaps and futures transactions in the U.S., the European Union and other jurisdictions is a rapidly changing area of law and is subject to modification by government and judicial action. There is a possibility of future regulatory changes altering, perhaps to a material extent, the nature of an investment in the Fund or the ability of the Fund to continue to implement its investment strategies.
Under recently adopted rules and regulations, transactions in some types of swaps (including interest rate swaps and credit default swaps on North American and European indices) are required to be centrally cleared, and additional types of swaps may be required to be centrally cleared in the future. In a transaction involving those swaps (“cleared derivatives”), the Fund’s counterparty is a clearing house, rather than a bank or broker. Since the Fund is not a member of a clearing house and only clearing members can participate directly in the clearing house, the Fund will hold cleared derivatives through accounts at clearing members. In cleared derivatives transactions, the Fund will make payments (including margin payments) to and receive payments from a clearing house through its accounts at clearing members. Clearing members guarantee performance of their clients’ obligations to the clearing house.
In addition, U.S. regulators, the European Union and certain other jurisdictions have adopted minimum margin and capital requirements for uncleared OTC derivatives transactions. It is expected that these regulations will have a material impact on the Fund’s use of uncleared derivatives. These rules will impose minimum margin requirements on derivatives transactions between the Fund and its swap counterparties and may increase the amount of margin the Fund is required to provide. They will impose regulatory requirements on the timing of transferring margin, which may accelerate the Fund’s current margin process. They will also effectively require changes to typical derivatives margin documentation. Such requirements could increase the amount of margin the Fund needs to provide in connection with uncleared derivatives transactions and, therefore, make such transactions more expensive.
The regulation of the derivatives markets has increased over the past several years, and additional future regulation of the derivatives markets may make derivatives more costly, may limit the availability or reduce the liquidity of derivatives or may otherwise adversely affect the value or performance of derivatives. For instance, in October 2020, the SEC adopted Rule
18f-4
under the 1940 Act providing for the regulation of a registered investment company’s use of derivatives, short sales, reverse repurchase agreements, and certain other instruments. Under Rule
18f-4,
a fund’s derivatives exposure is limited through a
value-at-risk
test and requires the adoption and implementation of a derivatives risk management program for certain derivatives users. However, subject to certain conditions, funds that do not invest heavily in derivatives may be deemed limited derivatives users (as defined in Rule
18f-4)
and would not be subject to the full requirements of Rule
18f-4.
In connection with the adoption of Rule
18f-4,
the SEC also eliminated the asset segregation and cover framework arising from prior SEC guidance for covering derivatives and certain financial instruments, as discussed herein.
Rule
18f-4
could limit the Fund’s ability to engage in certain derivatives and other transactions and/or increase the costs of such transactions, which could adversely affect the value or performance of the Fund.

12

Direct Lending Transactions in which the Fund is the Sole Lender
To the extent the Fund is the sole lender in a direct lending transaction, it may be solely responsible for the expense of servicing such debt, including, if necessary, taking legal actions to foreclose on any security instrument securing the debt (e.g., the mortgage or, in the case of a mezzanine loan, the pledge). This may increase the risk and expense to the Fund compared to syndicated or publicly offered debt. The Fund may also be exposed to credit risk when it originates loans, which is the risk that borrowers will not make payments, resulting in losses to the Fund.
When-Issued, Delayed Delivery and Forward Commitment Securities
To reduce the risk of changes in securities prices and interest rates, the Fund may purchase securities on a forward commitment, when-issued or delayed delivery basis. This means that delivery and payment occur a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable with respect to such purchases are determined when the Fund enters into the commitment, but the Fund does not make payment until it receives delivery from the counterparty. The Fund may, if it is deemed advisable, sell the securities after it commits to a purchase but before delivery and settlement takes place.
Securities purchased on a forward commitment, when-issued or delayed delivery basis are subject to changes in value based upon the public’s perception of the creditworthiness of the issuer and changes (either real or anticipated) in the level of interest rates. Purchasing securities on a when-issued or delayed delivery basis can present the risk that the yield available in the market when the delivery takes place may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed delivery basis when the Fund is fully, or almost fully invested, results in a form of leverage and may cause greater fluctuation in the value of the net assets of the Fund. In addition, there is a risk that securities purchased on a when-issued or delayed delivery basis may not be delivered, and that the purchaser of securities sold by the Fund on a forward basis will not honor its purchase obligation. In such cases, the Fund may incur a loss. The Fund will rely on an exemption in Rule
18f-4(f)
when purchasing when-issued and forward commitment securities, if certain conditions are met.
Credit Facilities and Securities Lending
The Fund has entered into secured bank lines of credit through BNP Paribas Prime Brokerage International, Ltd. (“BNP”) (the “BNP Credit Facility”) and Bank of America, n.a. (“Bank of America”, collectively with BNP, the “Banks”) (the “Bank of America Credit Facility”, collectively with the BNP Credit Facility, the “Credit Facilities”) in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and for general corporate purposes of the Fund, subject to the limitations of the 1940 Act. As collateral for the Credit Facilities, the Fund grants the Banks a first position security interest in and lien on securities of any kind or description held by the Fund in the collateral accounts.
The BNP Credit Facility also permits, subject to certain conditions, BNP to rehypothecate portfolio securities pledged by the Fund up to the amount of the loan balance outstanding. The Fund continues to receive dividends and interest on rehypothecated securities. The Fund also has the right under the BNP Credit Facility to recall the rehypothecated securities from BNP on demand. If BNP fails to deliver the recalled security in a timely manner, the Fund will be compensated by BNP for any fees or losses related to the failed delivery or, in the event a recalled security will not be returned by BNP, the Fund, upon notice to BNP, may reduce the loan balance outstanding by the amount of the recalled security failed to be returned. The Fund may receive a portion of the fees earned by BNP in connection with the rehypothecation of portfolio securities. This rehypothecation provision of the BNP Credit Facility is intended to permit the Fund to reduce the cost of its borrowings under the BNP Credit Facility.
In connection with the use of the BNP Credit Facility, the Fund permits the lender, subject to certain conditions, to rehypothecate (i.e., lend to other counterparties) portfolio securities pledged by the Fund up to the amount of

13

the loan balance outstanding. The terms of the BNP Credit Facility provide that the Fund continue to receive dividends and interest on rehypothecated securities. The Fund has the right under the BNP Credit Facility to recall rehypothecated securities from BNP on demand. If BNP fails to deliver a recalled security in a timely manner, the BNP Credit Facility provides for compensation by BNP to the Fund for any fees or losses related to the failed delivery or, in the event a recalled security will not be returned by BNP, for the Fund, upon notice to BNP, to reduce the loan balance outstanding by the amount of the recalled security failed to be returned. The terms of the BNP Credit Facility pursuant to which portfolio securities pledged by the Fund are rehypothecated may provide for receipt by the Fund, either directly or indirectly through a reduction in the costs associated with the BNP Credit Facility, of a portion of the fees earned by BNP in connection with the rehypothecation of such portfolio securities. Rehypothecation by BNP of the Fund’s pledged portfolio securities entails risks, including the risk that BNP will be unable or unwilling to return rehypothecated securities, which could result in, among other things, the inability of the Fund to find suitable investments to replace the unreturned securities, thereby impairing the ability of the Fund to achieve its investment objective.
Operational, Artificial Intelligence, and Cybersecurity Risk
The Fund, its service providers and other market participants increasingly depend on complex information technology and communications systems to conduct business functions. These systems are subject to various threats or risks that could adversely affect the Fund and its shareholders.
For instance, unauthorized third parties may attempt to improperly access, modify, disrupt the operations of or prevent access to these systems or data within them, whether systems of the Fund, the Fund’s service providers, counterparties, or other market participants. Power or communication outages, acts of God, information technology equipment malfunctions, operational errors (both human and systematic) and inaccuracies within software or data processing systems may also disrupt business operations or impact critical data.
With the increased use of technologies such as the Internet and the dependence on computer systems to perform necessary business functions, investment companies such as the Fund and its service providers may be prone to operational and information security risks resulting from cyber-attacks. In general, cyber-attacks result from deliberate attacks but unintentional events may have effects similar to those caused by cyber-attacks. Cyber-attacks include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, the unauthorized release of confidential information and causing operational disruption. Successful cyber-attacks against, or security breakdowns of, the Fund or its advisers, custodians, fund accountant, fund administrator, transfer agent, pricing vendors and/or other third party service providers may adversely impact the Fund and its shareholders. For instance, cyber-attacks may interfere with the processing of shareholder transactions, cause the release of private shareholder information or confidential Fund information, impede trading, cause reputational damage, and subject the Fund to regulatory fines, penalties or financial losses, reimbursement or other compensation costs, and/or additional compliance costs. The Fund also may incur substantial costs for cybersecurity risk management in order to guard against any cyber incidents in the future. While the Fund or its service providers may have established business continuity plans and systems designed to guard against such cyber-attacks or adverse effects of such attacks, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified, in large part because different unknown threats may emerge in the future. Similar types of cybersecurity risks also are present for issuers of securities in which the Fund invests, which could result in material adverse consequences for such issuers, and may cause the Fund’s investment in such securities to lose value. In addition, cyber-attacks involving a counterparty to the Fund could affect such a counterparty’s ability to meet its obligations to the Fund, which may result in losses to the Fund and its shareholders. The Fund cannot directly control any cyber-security plans or systems put in place by its service providers, Fund counterparties, issuers in which the Fund invests or securities markets and exchanges.
The Adviser and
Sub-Adviser
(as defined herein) may also utilize artificial intelligence (“AI”) in their business operations, and the challenges with properly managing its use could result in reputational harm, competitive

14

harm, legal liability, and/or an adverse effect on the Adviser’s and
Sub-Adviser’s
business operations. AI models may rely on techniques such as natural language processing and machine learning, which are less transparent or interpretable and may produce unexpected results, which could adversely impact the Fund. If the content, analyses, or recommendations that AI applications assist the Adviser or
Sub-Adviser
in producing are or are alleged to be deficient, inaccurate, or biased, the Fund may be adversely affected. Additionally, AI tools used by the Adviser or
Sub-Adviser
may produce inaccurate, misleading or incomplete responses that could lead to errors in the Adviser’s or
Sub-Adviser’s
and their employees’ decision-making, portfolio management or other business activities, which could have a negative impact on the performance of the Fund. Such AI tools could also be used against the Adviser,
Sub-Adviser,
or the Fund and its investments in criminal or negligent ways. The Adviser’s and
Sub-Adviser’s
competitors or other third parties could incorporate AI into their products more quickly or more successfully, which could impair the Adviser’s or
Sub-Adviser’s
ability to compete effectively. AI has the potential to result in significant and disruptive changes in companies, sectors or industries, including those in which the Fund invests, and any such changes could create new and unpredictable operational, legal and/or regulatory risks. Additionally, AI technologies may be exploited by malicious actors for cyberattacks, market manipulation, and fraud, further exacerbating risks. In the current period of technological and commercial innovation, startups and other companies have found success disrupting traditional approaches to industry or market practices, and the frequency of such disruptions is expected to increase. Such disruptions could negatively impact the Fund and its investments, alter market practices on which the Fund’s investment strategy depends to create investment returns, significantly disrupt the market in which the Fund operates and/or subject the Fund to increased competition.
Portfolio Turnover and Certain Tax Consequences to the Fund and Shareholders
The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when the Adviser deems portfolio changes appropriate. The Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Further, the underlying funds in which the Fund invests may experience high rates of portfolio turnover. High rates of portfolio turnover in the underlying funds may negatively impact their returns and, thus, negatively impact the returns of the Fund. Higher rates of portfolio turnover would likely result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income. The portfolio turnover rate for the fiscal year ended September 30, 2025 and September 30, 2024, respectively, was 15%.
A high portfolio turnover rate may result in the Fund realizing significant additional “net capital gains” (as defined in “Tax Status” below) in the Fund’s applicable taxable year. As a result, the Fund may be required to make additional distributions of net capital gains which will be taxable to shareholders as discussed further in “Tax Status” below. It is possible that all or a portion of such net capital gain distributions may consist of net capital gains attributable to gains accrued by the Fund during periods prior to a shareholder acquiring its shares. There may also be certain scenarios where the Fund is unable to distribute all of its net capital gains in the form of capital gain dividends, in which case the Fund would become subject to U.S. federal income or excise tax All shareholders should consult a qualified tax advisor regarding the tax consequences of their investment in the Fund, including the consequences of any portfolio turnover.

15

REPURCHASES AND TRANSFERS OF SHARES
Repurchase Offers
The Board has adopted a resolution setting forth the Fund’s fundamental policy that it will conduct quarterly repurchase offers (the “Repurchase Offer Policy”). The Repurchase Offer Policy sets the interval between each repurchase offer at one quarter and provides that the Fund shall conduct a repurchase offer each quarter (unless suspended or postponed in accordance with regulatory requirements). The Repurchase Offer Policy also provides that the repurchase pricing shall occur not later than the 14th day after the date the repurchase offer ends (the “Repurchase Request Deadline”) or the next business day if the 14th day is not a business day. The Fund’s Repurchase Offer Policy is fundamental and cannot be changed without shareholder approval. The Fund may, for the purpose of paying for repurchased shares, be required to liquidate portfolio holdings earlier than the Adviser would otherwise have liquidated these holdings. Such liquidations may result in losses, and may increase the Fund’s portfolio turnover.
Repurchase Offer Policy Summary of Terms

1.	The Fund will make repurchase offers at periodic intervals pursuant to Rule 23c-3 under the 1940 Act, as that rule may be amended from time to time.

2.	The repurchase offers will be made in March, June, September and December of each year.

3.
The Fund must receive repurchase requests submitted by shareholders in response to the Fund’s repurchase offer no less than 21 days and more than 42 of the date the repurchase offer is made (or the preceding business day if the New York Stock Exchange is closed on that day).

4.
The maximum time between the Repurchase Request Deadline and the next date on which the Fund determines the net asset value applicable to the purchase of shares (the “Repurchase Pricing Date”) is 14 calendar days (or the next business day if the fourteenth day is not a business day).

The Fund may not condition a repurchase offer upon the tender of any minimum amount of shares. The Fund may deduct from the repurchase proceeds only a repurchase fee that is paid to the Fund and that is reasonably intended to compensate the Fund for expenses directly related to the repurchase. The repurchase fee may not exceed 2.00% of the proceeds. Generally, the Fund does not charge a repurchase fee. However, a Class C shareholder who tenders for repurchase of such shareholder’s Class C shares during the first 365 days following such shareholder’s initial capital contribution, such that they are repurchased after being held less than 365 days, will be subject to a fee of 1.00% of the value of the original purchase price of the shares repurchased by the Fund (a “Contingent Deferred Sales Charge”). The Fund or its designee may waive the imposition of the Contingent Deferred Sales Charge in the following shareholder situations: (1) shareholder death or (2) shareholder disability. Any such waiver does not imply that the Contingent Deferred Sales Charge will be waived at any time in the future or that such Contingent Deferred Sales Charge will be waived for any other shareholder. Class A shares, Class I shares, Class M shares and Class L shares are not subject to a Contingent Deferred Sales Charge. The Fund may rely on Rule
23c-3
only so long as the Board satisfies the fund governance standards defined in
Rule 0-1(a)(7)
under the 1940 Act.
Procedures:
All periodic repurchase offers must comply with the following procedures:
Repurchase Offer Amount
: Each quarter, the Fund may offer to repurchase at least 5% and no more than 25% of the outstanding shares of the Fund on the Repurchase Request Deadline (the “Repurchase Offer Amount”). The Board shall determine the quarterly Repurchase Offer Amount.
Shareholder Notification
: No less than 21 days and more than 42 before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”) providing the following information:

1.	A statement that the Fund is offering to repurchase its shares from shareholders at net asset value;

16

2.	Any fees applicable to such repurchase, if any;

3.	The Repurchase Offer Amount;

4.
The dates of the Repurchase Request Deadline, Repurchase Pricing Date, and the date by which the Fund must pay shareholders for any shares repurchased (which shall not be more than seven days after the Repurchase Pricing Date) (the “Repurchase Payment Deadline”);

5.	The risk of fluctuation in net asset value between the Repurchase Request Deadline and the Repurchase Pricing Date, and the possibility that the Fund may use an earlier Repurchase Pricing Date;

6.	The procedures for shareholders to request repurchase of their shares and the right of shareholders to withdraw or modify their repurchase requests until the Repurchase Request Deadline;

7.	The procedures under which the Fund may repurchase such shares on a pro rata basis if shareholders tender more than the Repurchase Offer Amount;

8.	The circumstances in which the Fund may suspend or postpone a repurchase offer;

9.	The net asset value of the shares computed no more than seven days before the date of the notification and the means by which shareholders may ascertain the net asset value thereafter; and

10.	The market price, if any, of the shares on the date on which such net asset value was computed, and the means by which shareholders may ascertain the market price thereafter.
The Fund must file Form
N-23c-3
(“Notification of Repurchase Offer”) and three copies of the Shareholder Notification with the SEC within three business days after sending the notification to shareholders.
Notification of Beneficial Owners
: Where the Fund knows that shares subject to a repurchase offer are held of record by a broker, dealer, voting trustee, bank, association or other entity that exercises fiduciary powers in nominee name or otherwise, the Fund must follow the procedures for transmitting materials to beneficial owners of securities that are set forth in Rule
14a-13
under the Securities Exchange Act of 1934, as amended (the “1934 Act”).
Repurchase Requests
: Repurchase requests must be submitted by shareholders by the Repurchase Request Deadline. The Fund shall permit repurchase requests to be withdrawn or modified at any time until the Repurchase Request Deadline, but shall not permit repurchase requests to be withdrawn or modified after the Repurchase Request Deadline.
Repurchase Requests in Excess of the Repurchase Offer Amount
: If shareholders tender more than the Repurchase Offer Amount, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2.00% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2.00% of the outstanding shares on the Repurchase Request Deadline, the Fund shall repurchase the shares tendered on a pro rata basis. This policy, however, does not prohibit the Fund from:

1.
Accepting all repurchase requests by persons who own, beneficially or of record, an aggregate of less than 100 shares and who tender all
of their shares for repurchase, before prorating shares tendered by others, or

2.
Accepting by lot shares tendered by shareholders who request repurchase of all shares held by them and who, when tendering their shares, elect to have either (i) all or none or (ii) at least a minimum amount or none accepted, if the Fund first accepts all shares tendered by shareholders who do not make this election.

17

Suspension or Postponement of Repurchase Offers
: The Fund shall not suspend or postpone a repurchase offer except pursuant to a vote of a majority of the Board, including a majority of the Trustees who are not interested persons of the Fund, and only:

1.	If the repurchase would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”);

2.
If the repurchase would cause the shares that are the subject of the offer that are either listed on a national securities exchange or quoted in an inter-dealer quotation system of a national securities association to be neither listed on any national securities exchange nor quoted on any inter-dealer quotation system of a national securities association;

3.
For any period during which the New York Stock Exchange or any other market in which the securities owned by the Fund are principally traded is closed, other than customary week-end
and holiday closings, or during which trading in such market is restricted;

4.
For any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or

5.	For such other periods as the SEC may by order permit for the protection of shareholders of the Fund.
If a repurchase offer is suspended or postponed, the Fund shall provide notice to shareholders of such suspension or postponement. If the Fund renews the repurchase offer, the Fund shall send a new Shareholder Notification to shareholders.
Computing Net Asset Value
: The Fund’s current NAV per share shall be computed no less frequently than weekly, and daily on the five business days preceding a Repurchase Request Deadline, on such days and at such specific time or times during the day as set by the Board. Currently, the Board has determined that the Fund’s NAV shall be determined daily following the close of the New York Stock Exchange. The Fund’s NAV need not be calculated on:

1.	Days on which changes in the value of the Fund’s portfolio securities will not materially affect the current NAV of the shares;

2.	Days during which no order to purchase shares is received, other than days when the NAV would otherwise be computed; or

3.	Customary national, local, and regional business holidays described or listed in the Prospectus.
Liquidity Requirements
: From the time the Fund sends a Shareholder Notification to shareholders until the Repurchase Pricing Date, a percentage of the Fund’s assets equal to at least 100% of the Repurchase Offer Amount (the “Liquidity Amount”) shall consist of assets that individually can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Deadline, or of assets that mature by the next Repurchase Payment Deadline. This requirement means that individual assets must be salable under these circumstances. It does not require that the entire Liquidity Amount must be salable. In the event that the Fund’s assets fail to comply with this requirement, the Board shall cause the Fund to take such action as it deems appropriate to ensure compliance.
Liquidity Policy
: The Board may delegate
day-to-day
responsibility for evaluating liquidity of specific assets to the Adviser, but shall continue to be responsible for monitoring the investment adviser’s performance of its duties and the composition of the portfolio. Accordingly, the Board has approved this policy that is reasonably designed to ensure that the Fund’s portfolio assets are sufficiently liquid so that the Fund can comply with its fundamental policy on repurchases and comply with the liquidity requirements in the preceding paragraph.

1.	In evaluating liquidity, the following factors are relevant, but not necessarily determinative:

(a)	The frequency of trades and quotes for the security.

18

(b)	The number of dealers willing to purchase or sell the security and the number of potential purchasers.

(c)	Dealer undertakings to make a market in the security.

(d)	The nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offer and the mechanics of transfer).

(e)	The size of the Fund’s holdings of a given security in relation to the total amount of outstanding of such security or to the average trading volume for the security.

2.
If market developments impair the liquidity of a security, the investment adviser should review the advisability of retaining the security in the portfolio. The investment adviser should report to the basis for its determination to retain a security at the next Board meeting.

3.	The Board shall review the overall composition and liquidity of the Fund’s portfolio on a quarterly basis.

4.	These procedures may be modified as the Board deems necessary.
Registration Statement Disclosure
: The Fund’s registration statement must disclose its intention to make or consider making such repurchase offers.
Annual Report Disclosure
: The Fund shall include in its annual report to shareholders the following:

1.	Disclosure of its fundamental policy regarding periodic repurchase offers.

2.	Disclosure regarding repurchase offers by the Fund during the period covered by the annual report, which disclosure shall include:

(a)	the number of repurchase offers,

(b)	the repurchase offer amount and the amount tendered in each repurchase offer, and

(c)	the extent to which in any repurchase offer the Fund repurchased stock pursuant to its repurchase procedures.
Advertising
: The Fund, or any underwriter for the Fund, must comply, as if the Fund were an open end company, with the provisions of Section 24(b) of the 1940 Act and the rules thereunder and file, if necessary, with the Financial Industry Regulatory Authority, Inc. (“FINRA”) or the SEC any advertisement, pamphlet, circular, form letter, or other sales literature addressed to or intended for distribution to prospective investors.
Involuntary Repurchases
Subject to limitations in the Fund’s Agreement and Declaration of Trust, the 1940 Act and the rules thereunder, the Board, in its sole discretion, may cause a mandatory repurchase by the Fund of a shareholder’s shares if (i) such shares have been transferred in violation of the Fund’s Agreement and Declaration of Trust, or such shares have vested in any person by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a shareholder; (ii) ownership of shares by a shareholder or other person will cause the Fund to be in violation of, or require registration of any shares under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction; (iii) continued ownership of such shares may be harmful or injurious to the business or reputation of the Fund, or may subject the Fund or any shareholders to an undue risk of adverse tax or other fiscal consequences; (iv) such shareholder owns shares having an aggregate NAV less than an amount determined from time to time by the Board; (v) any of the representations and warranties made by a shareholder in connection with the acquisition of shares thereof was not true when made or has ceased to be true; or (vi) it would be in the best interests of the Fund, as determined by the Board, for the Fund to repurchase such shares.

19

Transfers of Shares
No person may become a substituted shareholder without the written consent of the Board, which consent may be withheld for any reason in the Board’s sole and absolute discretion. Shares may be transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of a shareholder or (ii) with the written consent of the Board, which may be withheld in its sole and absolute discretion. The Board may, in its discretion, delegate to the Adviser its authority to consent to transfers of shares. Each shareholder and transferee is required to pay all expenses, including attorneys’ and accountants’ fees, incurred by the Fund in connection with such transfer.

20

MANAGEMENT OF THE FUND
The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The business of the Fund is managed under the direction of the Board in accordance with the Agreement and Declaration of Trust and the Fund’s
By-laws
(the “Governing Documents”), each as amended from time to time, which have been filed with the SEC and are available upon request. The Board consists of five individuals, one of whom is an “interested person” (as defined under the 1940 Act) of the Fund, the Adviser, or the Fund’s distributor (the “Interested Trustee”) and four of whom are not deemed to be “interested persons” (as defined under the 1940 Act) of the Fund, the Adviser, or the Fund’s distributor (“Independent Trustees”). Pursuant to the Governing Documents of the Fund, the Trustees shall elect officers including a President, a Secretary, a Treasurer, a Principal Executive Officer and a Principal Accounting Officer. The Board retains the power to conduct, operate and carry on the business of the Fund and has the power to incur and pay any expenses, which, in the opinion of the Board, are necessary or incidental to carry out any of the Fund’s purposes. The Trustees, officers, employees and agents of the Fund, when acting in such capacities, shall not be subject to any personal liability except for his or her own bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties.
Board Leadership Structure
Stuart Rothstein is the Chairman of the Board. Under the Fund’s Agreement and Declaration of Trust and
By-Laws,
the Chairman of the Board is responsible for (a) presiding at board meetings, (b) calling special meetings on an as-needed
basis, (c) execution and administration of Fund policies including (i) setting the agendas for board meetings and (ii) providing information to board members in advance of each board meeting and between board meetings. The Fund believes that its Chairman, the chair of the Audit Committee, the chair of the Governance Committee, and, as an entity, the full Board, provide effective leadership that is in the best interests of the Fund and each shareholder.
Mr. Rothstein may be deemed to be an interested person of the Fund by virtue of his senior management role at Apollo and the portfolio management services he provides to the Fund. The Trustees have determined that an interested Chairman is appropriate and benefits shareholders because an interested Chairman has a personal and professional stake in the quality and continuity of services provided to the Fund. The Independent Trustees exercise their informed business judgment to appoint an individual of their choosing to serve as Chairman, regardless of whether the Trustee happens to be independent or a member of management. The Independent Trustees have determined that they can act independently and effectively without having an Independent Trustee serve as Chairman and that a key structural component for assuring that they are in a position to do so is for the Independent Trustees to constitute a substantial majority of the Board. The Independent Trustees also meet quarterly in executive session without Mr. Rothstein. In view of the small size of the Board, the Independent Trustees have not designated any single trustee to be the lead Independent Trustee at this time.
Board Risk Oversight
The Board is comprised of five Trustees, four of whom are Independent Trustees. The Board has established an independent Audit Committee with a separate chair and an independent Governance Committee with a separate chair. The Board is responsible for overseeing risk management, and the full Board regularly engages in discussions of risk management and receives compliance reports that inform its oversight of risk management from its Chief Compliance Officer at quarterly meetings and on an ad hoc basis, when and if necessary. The Audit Committee considers financial and reporting risk within its area of responsibilities. The Governance Committee assists the Board in adopting fund governance practices and meeting certain “fund governance standards.” Generally, the Board believes that its oversight of material risks is adequately maintained through the

21

compliance-reporting chain where the Chief Compliance Officer is the primary recipient and communicator of such risk-related information.
Trustee Qualifications
Ira Cohen
. Mr. Cohen is a Trustee, Chairperson of the Fund’s Audit Committee and a member of the Fund’s Nominating and Governance Committee. Mr. Cohen is a successful mutual fund executive with over 44 years of retail, offshore and institutional experience. He currently serves as an Independent Chairman of the Board of Trustees for the Angel Oak Funds Trust as well as an Independent Trustee for multiple fund boards including the Valued Advisor’s Series Trust, the Apollo Diversified Real Estate Fund, the CRM Family of Funds and as the independent Chairman of the US Fixed Income Trust. Over the past 20 + years Mr. Cohen has served as Managing Partner of a boutique consulting company providing advisory and compliance-related services to firms such as Depository Trust & Clearing Company (DTCC) and FINRA. Previously he has held senior positions at INVESCO (formerly known as AIM Investments), Prudential and The Bank of New York. As a highly sought after thought leader, Mr. Cohen is a frequent speaker at top industry conferences. Mr. Cohen has held FINRA registered Series 6, Series 26 and Series 63 licenses.
Christine “C.C.” Gallagher
. Ms. Gallagher is a Trustee, a member of the Fund’s Audit Committee and a member of the Fund’s Nominating and Governance Committee. Ms. Gallagher serves as the Customer Experience (CX) Social Impact & Strategic Initiatives Manager at Leidos QTC Health Services. Commencing in March 2021, Ms. Gallagher has held the roles of Chief of Staff, Leidos Military & Veterans Health Solutions; and Communications and Engagement Manager, Military and Family Life Counseling (MFLC) Program (West). She is also president of Military Quality of Life Consulting (MQOLC), LLC, a company she founded in 2015 that equips professional organizations to fulfill their goal of supporting the military community through corporate social responsibility, corporate philanthropy and cause marketing. In 2020, MQOLC’s mission expanded with a new product offering, the Stressless PCS Kit. From 2015 to 2019, Ms. Gallagher served as an agile IT project manager for BAM Technologies, LLC. She has served as a program director for multiple national military service organizations during her career. She was a Lecturer, Faculty Academic Advisor and Adjunct Professor at Troy University and Austin Peay State University in each of the respective school’s communications department from 2009 to 2016. Ms. Gallagher has served on the board of several national and local military service organizations. Ms. Gallagher has an MS from the University of Tennessee and a BS from the University of Florida.
Nathan Headrick
. Mr. Headrick is a Trustee, a member of the Fund’s Audit Committee and a member of the Fund’s Nominating and Governance Committee. Mr. Headrick has served as a Trustee of the Fund since inception. Mr. Headrick has helped create and place over $14 billion of securities, representing dozens of private funds and public funds with platforms including CB Richard Ellis, CNL, KKR, and Macquarie. He was a previous chairman of the Investment Program Association, and founded the IPAPAC. He was appointed to and served two terms on FINRA’s rulemaking Corporate Finance Committee. Mr. Headrick is a member of the bar of the United States Supreme Court. His community activities include service on the boards of the Class of 1938 Foundation, the Orange County Regional History Center, Junior Achievement of Florida, Florida Children’s Hospital, and United Cerebral Palsy of Central Florida. He is the founder and current director of the Ridgecrest Foundation. Mr. Headrick earned his JD from Georgetown University Law Center. He additionally holds a Masters of Theology from Harvard University and is a graduate of the University of North Carolina.
Michael Porter
. Mr. Porter is a Trustee, a member of the Fund’s Audit Committee and a member of the Fund’s Nominating and Governance Committee. He also currently serves on the Board of Directors of Ednovate Charter School, joining that board in December 2020. Mr. Porter worked at Netflix for over a decade, most recently holding the position VP, Corporate Development and Strategy. Prior to joining Netflix, Mr. Porter spent two years as an investment associate, including at Vista Equity Partners, focusing on software private equity products. He also worked as an entertainment finance associate in J.P. Morgan Chase’s Entertainment Industries Group. Mr. Porter has over twenty years of finance experience related to equity research, corporate development, investment banking and private equity. Mr. Porter has an MBA from Harvard Business School and a BA in international business from the University of California, Berkeley.

22

A list of the Trustees and executive officers of the Fund and their principal occupation and other directorships over the last five years are shown below. Unless otherwise noted, the address of each Trustee and Officer is 9 West 57th Street, New York, NY 10019.
Independent Trustees

Name and Age	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last Five Years
Ira Cohen (1959)	Trustee Since 2014	Chief Executive Officer, Ira Cohen Consulting, LLC, 2005 – present; Executive Vice President, Recognos Financial, 2015 – 2021	1	Trustee, CRM Mutual Fund Trust, 2025-present; Trustee, Angel Oak Credit Opportunities Term Trust, 2021 – present; Trustee and Chair, U.S. Fixed Income Trust, 2019-present; Trustee, Angel Oak Financial Strategies Income Term Trust, 2018 – present; Trustee, Angel Oak Strategic Credit Fund, 2017 – present; Trustee, Valued Advisers Trust, 2010 – present; Trustee, Angel Oak Dynamic Financial Strategies Income Term Trust, 2019 – 2022; Trustee, Apollo Diversified Credit Fund, 2017 – 2022.

Christine Gallagher (1985)	Trustee Since 2025	Customer Experience Social Impact & Strategic Initiatives Manager, Leidos QTC Health Services, 2024-present; Founder and President, Military Quality of Life Consulting, LLC, 2015-present; Chief of Staff of Military & Veterans Health Solutions, Leidos, 2021-2023; Community Engagement Manager of Military and Family Life Counseling Program, Leidos, 2021-2023.	4	Trustee, Apollo S3 Private Markets Fund, 2023-present; Trustee, Apollo Diversified Credit Fund, 2022-present; Trustee, Apollo Debt Solutions BDC, 2021-present.

Nathan Headrick (1974)	Trustee Since 2014	Founder and Director, Ridgecrest Foundation, 2020-present.	1	Trustee, Apollo Diversified Credit Fund, 2017-2022.

Michael Porter (1983)	Trustee Since 2025	Vice President, Corporate Development and Strategy, Netflix, 2014–2025.	4	Trustee, Apollo S3 Private Markets Fund, 2023 – present; Trustee, Apollo Diversified Credit Fund, 2022 – present; Trustee, Apollo Debt Solutions BDC, 2021 – present; Director, Ednovate Charter School, 2020 –present.

23

Interested Trustee and Officers

Name and Age	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last Five Years
Stuart Rothstein (1966)	Chairman, Trustee and President Since 2024	Partner, Chief Operating Officer – Real Estate and Chief Operating Officer – Asset Backed Finance, Apollo Global Management, Inc., 2009 to present; Director and Chairperson, Apollo Asset Backed Credit Company LLC, 2024 - present; Director and Chairperson, Apollo Realty Income Solutions, Inc., 2021 - present; Director, President and Chief Executive Officer, Apollo Commercial Real Estate Finance, Inc., 2012 - present.	1	Director and Chairperson, Apollo Asset Backed Credit Company LLC, 2024 – present; Director and Chairperson, Apollo Realty Income Solutions, Inc., 2021 – present; Director, President and Chief Executive Officer, Apollo Commercial Real Estate Finance, Inc., 2012 – present.

Kenneth Seifert (1978)	Treasurer and Chief Financial Officer Since 2022	Managing Director, Apollo Global Management, Inc., 2015-present; Treasurer and Chief Financial Officer, MidCap Financial Investment Corporation, MidCap Apollo Institutional Private Lending and Merx Aviation Finance, 2025-present; Treasurer and Chief Financial Officer, Apollo Diversified Credit Fund and Apollo Diversified Real Estate Fund, 2022-present; Treasurer, Chief Financial Officer and Principal Financial Officer, Apollo S3 Private Markets Fund, 2023-2024; Treasurer and Chief Financial Officer, Apollo Senior Floating Rate Fund Inc. and Apollo Tactical Income Fund Inc., 2021-2024.	N/A	N/A

24

Name and Age	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last Five Years
Kristin Hester (1980)	Chief Legal Officer and Secretary Since 2024	Managing Director, General Counsel – Global Wealth, Apollo Global Management, Inc., 2015-present; Chief Legal Officer and Secretary, Apollo Origination II (Levered) Capital Trust and Apollo Origination II (UL) Capital Trust, 2025-present; Chief Legal Officer and Secretary, Apollo Diversified Real Estate Fund, 2024-present; Chief Legal Officer, Secretary and Vice President, MidCap Apollo Institutional Private Lending, 2024-present; Chief Legal Officer and Secretary of Apollo S3 Private Markets Fund, 2023-present; Chief Legal Officer and Secretary, Apollo Diversified Credit Fund, 2022-present; Chief Legal Officer, MidCap Financial Investment Corporation and Apollo Debt Solutions BDC, 2022-present; Chief Legal Officer, Redding Ridge Asset Management LLC, 2022-2026; Chief Legal Officer, Apollo Tactical Income Fund Inc. and Apollo Senior Floating Rate Fund Inc., 2022-2024.	N/A	N/A

Ryan Del Giudice (1990)	Chief Compliance Officer Since 2018, Vice President and Assistant Secretary Since 2020	Principal, Apollo Global Management, Inc., 2022-present; Chief Compliance Officer, Apollo Origination II (Levered) Capital Trust and Apollo Origination II (UL) Capital Trust, 2025-present; Chief Compliance Officer, MidCap Apollo Institutional Private Lending, 2024-present; Chief Compliance Officer,	N/A	N/A

25

Name and Age	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last Five Years
MidCap Financial Investment Corporation, Apollo Debt Solutions BDC and Apollo S3 Private Markets Fund, 2023-present; Chief Compliance Officer, Apollo Diversified Real Estate Fund, 2018-present; Chief Compliance Officer, Apollo Diversified Credit Fund, 2018-present; Chief Compliance Officer, Apollo Tactical Income Fund Inc. and Apollo Senior Floating Rate Fund Inc., 2023-2024; Chief Compliance Officer, Griffin Capital Asset Management Company, LLC, 2017-2022.

*	The term of office for each Trustee and officer listed above will continue indefinitely.
**
The “Fund Complex” comprises registered investment companies for which the Adviser or an affiliate of the Adviser serves as investment adviser. The Fund Complex is currently comprised of: the Fund, Apollo Debt Solutions BDC, Apollo Diversified Credit Fund, Apollo S3 Private Markets Fund, MidCap Apollo Institutional Private Lending, MidCap Financial Investment Corporation, Apollo Origination II (Levered) Capital Trust, and Apollo Origination II (UL) Capital Trust.

Board Committees
The Board has established two standing committees: the Audit Committee and the Governance Committee.
Audit Committee
The Board has an Audit Committee that consists of all the Trustees, except for Mr. Rothstein, each of whom is an Independent Trustee. The Audit Committee’s responsibilities include: (i) recommending to the Board the selection, retention or termination of the Fund’s independent auditors; (ii) reviewing with the independent auditors the scope, performance and anticipated cost of their audit; (iii) discussing with the independent auditors certain matters relating to the Fund’s financial statements, including any adjustment to such financial statements recommended by such independent auditors, or any other results of any audit; (iv) reviewing on a periodic basis a formal written statement from the independent auditors with respect to their independence, discussing with the independent auditors any relationships or services disclosed in the statement that may impact the objectivity and independence of the Fund’s independent auditors and recommending that the Board take appropriate action in response thereto to satisfy itself of the auditor’s independence; and (v) considering the comments of the independent auditors and management’s responses thereto with respect to the quality and adequacy of the Fund’s accounting and financial reporting policies and practices and internal controls. The Audit Committee operates pursuant to an Audit Committee Charter. During the fiscal year ended September 30, 2025, the Audit Committee held six meetings.

26

Governance Committee
The Board has a Governance Committee that consists of all the Trustees, except for Mr. Rothstein, each of whom is not an “interested person” of the Fund within the meaning of the 1940 Act. The Governance Committee assists the Board in adopting fund governance practices and meeting certain fund governance standards. The Governance Committee operates pursuant to a Governance Committee Charter. The Governance Committee is also responsible for reviewing and setting Independent Trustee compensation from time to time when considered necessary or appropriate. During the fiscal year ended September 30, 2025, the Governance Committee held one meeting.
In addition to the two standing committees, the Board may also form an ad hoc nominating committee to seek and review nominee candidates for consideration as Independent Trustees as is from time to time considered necessary or appropriate. Any such ad hoc nominating committee generally will consider shareholder nominees to the extent required pursuant to rules under the 1934 Act. Such ad hoc nominating committee will review all nominations of potential trustees made by Fund management and by Fund shareholders, which includes all information relating to the recommended nominees that is required to be disclosed in solicitations or proxy statements for the election of directors, including without limitation the biographical information and the qualifications of the proposed nominees. Nomination submissions must be accompanied by a written consent of the individual to stand for election if nominated by the Board and to serve if elected by the shareholders, and such additional information must be provided regarding the recommended nominee as reasonably requested by the ad hoc nominating committee. Any ad hoc nominating committee will meet to consider nominees as is necessary or appropriate.
Trustee Ownership
The following table indicates the dollar range of equity securities that each Trustee beneficially owned in the Fund as of December 31, 2025.

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies 1,2
Ira Cohen	None	None
Christine Gallagher 3	None	$50,001—$100,000
Nathan Headrick	None	None
Michael Porter 3	None	$10,001—$50,000
Stuart Rothstein	None	None

1	Beneficial ownership has been determined in accordance with Rule 16a(a)(2) of the Exchange Act.
2	The dollar ranges of equity securities beneficially owned are: None, $1—$10,000, $10,001—$50,000, $50,001—$100,000 or over $100,000.
3	Christine Gallagher and Michael Porter joined the Board of Trustees on August 27, 2025.
Compensation
Each Independent Trustee receives an annual retainer of $65,000, paid quarterly, effective January 1, 2026, as well as reimbursement for any reasonable expenses incurred attending the meetings and $500 per Independent Trustee per each special telephonic meeting (exclusive of one special telephonic meeting per year). The Chair of the Audit Committee receives an additional $15,750 annually. None of the executive officers, with the exception of the Chief Compliance Officer, receive compensation from the Fund. Certain Trustees and officers of the Fund are also officers of the Adviser and are not paid by the Fund for serving in such capacities.

27

The table below details the amount of compensation the Trustees received from the Fund during the fiscal year ended September 30, 2025. The Fund does not have a bonus, profit sharing, pension or retirement plan.

Name of Trustee	Aggregate Compensation From Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Fund Paid to Trustee
Ira Cohen	$73,500	None	None	$73,500
Christine Gallagher*	$3,609	None	None	$3,609
Nathan Headrick	$57,750	None	None	$57,750
Michael Porter*	$3,609	None	None	$3,609
Robb Chapin**	$52,414	None	None	$52,414
Stuart Rothstein	N/A	N/A	N/A	N/A

*	Ms. Gallagher and Mr. Porter began serving as Trustees effective August 27, 2025.
**	Mr. Chapin resigned from his position as a Trustee effective August 27, 2025.

28

CODES OF ETHICS
Each of the Fund, the Adviser, the
Sub-Adviser
and the Distributor (as defined herein) has adopted a code of ethics (the “Code of Ethics”) under Rule
17j-1
of the 1940 Act. Rule
17j-1
and the Code of Ethics are designed to prevent unlawful practices in connection with the purchase or sale of securities by covered personnel in their personal accounts. The Code of Ethics permit covered personnel, subject to certain restrictions, to invest in securities, including securities that may be purchased or held by the Fund. Covered personnel may engage in personal securities transactions, subject to certain restrictions, and are required to report their personal securities transactions for monitoring purposes. The Code of Ethics for the Adviser is included as an exhibit to the registration statement of which the SAI is incorporated. In addition, the Code of Ethics of the Adviser is available on the EDGAR database on the SEC’s website at http://www.sec.gov. Shareholders may also obtain copies of the Code of Ethics of the Adviser, after paying a duplicating fee, by electronic request at the following
e-mail
address:
publicinfo@sec.gov
.

29

PROXY VOTING POLICIES AND PROCEDURES
The Board has adopted Proxy Voting Policies and Procedures (“Proxy Policies”) on behalf of the Fund, which delegate the responsibility for voting proxies to the Adviser, subject to the Board’s continuing oversight. The Adviser exercises voting authority over securities held by the Fund, generally private securities, and managed by the Adviser. The Proxy Policies require that the Adviser vote proxies received in a manner consistent with the best interests of the Fund and shareholders. The Proxy Policies also require the Adviser to present to the Board, at least annually, the proxy voting policies of the Adviser and a record of each proxy voted by the Adviser on behalf of the Fund, including a report on the resolution of all proxies identified by the Adviser involving a conflict of interest.
Where a proxy proposal raises a material conflict between the interests of the Adviser or the
Sub-Adviser,
any affiliated person(s) of the Adviser or the
Sub-Adviser,
the Distributor or any affiliated person of the Distributor, or any affiliated person of the Fund and the Fund’s or its shareholder’s interests, the Adviser or the
Sub-Adviser
will resolve the conflict by voting in accordance with the policy guidelines or at the Fund’s directive using the recommendation of an independent third party. If the third party’s recommendations are not received in a timely fashion, the designated party will abstain from voting. A copy of the Adviser’s proxy voting policies is attached hereto as Appendix A.
Information regarding how the Fund voted proxies relating to portfolio securities held by the Fund during the most recent
12-month
period ending June 30 will be available (1) without charge, upon request, by calling the Fund toll-free at
1-888-926-2688;
(2) on the Fund’s website at
www.apollo.com/adref
; and (3) on the SEC’s website at http://www.sec.gov. In addition, a copy of the Fund’s proxy voting policies and procedures are also available by calling toll-free at
1-888-926-2688
and will be sent within three business days of receipt of a request.

30

CONTROL PERSONS AND PRINCIPAL HOLDERS
A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of a fund. A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. A control person may be able to determine the outcome of a matter put to a shareholder vote. As of May 15, 2026, no entity or person owned of record or beneficially 5% or more of the outstanding Class M shares of the Fund.
As of the date of this SAI, none of the Trustees or officers owned shares of the Fund.

31

INVESTMENT ADVISORY AND OTHER SERVICES
The Adviser
Apollo Real Estate Fund Adviser, LLC, located at 9 West 57th Street, New York, NY 10019, serves as the Adviser. The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is a Delaware limited liability company formed in August 2013 for the purpose of advising the Fund. The Adviser is an affiliate of Apollo Global Management, Inc. and its consolidated subsidiaries.
Under the general supervision of the Board, the Adviser will carry out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund, will determine which securities should be purchased, sold or exchanged. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers. The Adviser will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser will compensate all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Investment Advisory Agreement a monthly management fee computed at the annual rate of 1.50% of the daily net assets. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection.
The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including all organization and offering expenses, but excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 2.41% per annum of the Fund’s average daily net assets attributable to Class M shares (the “Expense Limitation”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses incurred not more than three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation in place at the time of waiver or at the time of reimbursement to be exceeded. The Expense Limitation Agreement will remain in effect, at least until May 31, 2027, unless and until the Board approves its modification or termination. This agreement may be terminated only by the Board on sixty (60) days’ written notice to the Adviser. After May 31, 2027, the Expense Limitation Agreement may be renewed at the Adviser’s discretion.
During the fiscal years ended September 30, 2023, September 30, 2024, and September 30, 2025, the Fund paid $84,350,016, $69,524,849, and $60,593,053, respectively, in advisory fees to the Adviser. During the fiscal years ended September 30, 2023, September 30, 2024, and September 30, 2025, the Adviser waived advisory fees of $0, $542,664, and $1,909,521, respectively. During the fiscal years ended September 30, 2023, September 30, 2024, and September 30, 2025, the Adviser did not recoup previously waived advisory fees under the Expense Limitation Agreement.
The
Sub-Adviser
The Adviser has engaged Aon Investments USA Inc. (“Aon Investments” or the
“Sub-Adviser”),
a registered investment adviser under the Advisers Act, to provide ongoing research, opinions and recommendations to the portion of the Fund’s investment portfolio that is allocated to private, institutional real estate investment funds managed by institutional investment managers.
Sub-advisory
services are provided to the Fund pursuant to an agreement between the Adviser and Aon Investments USA Inc. Under the terms of the subadvisory agreement, the Adviser compensates the
Sub-Adviser

32

based on a portion of the Fund’s average daily net assets which have been allocated to the
Sub-Adviser
to manage. Fees paid to the
Sub-Adviser
are not an expense of the Fund. The fee tables are as follows:
Annual
Sub-Advisory
Fee Rate as a Percentage of Average Daily Net Assets Managed by Aon Investments

$0—$500M	0.15%
$500M—$750M	0.125%
$750M—$1B	0.10%
Over $1B	0.07%
During the fiscal years ended September 30, 2023, September 30, 2024, and September 30, 2025, the Adviser paid $3,653,762, $2,984,700, and $2,624,455, respectively, in fees to the
Sub-Adviser.
Conflicts of Interest
The Adviser may provide investment advisory and other services, directly and through affiliates, to various entities and accounts other than the Fund (“Adviser Accounts”). The Fund has no interest in these activities. The Adviser and the investment professionals, who on behalf of the Adviser, provide investment advisory services to the Fund, are engaged in substantial activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and the Adviser Accounts. Such persons devote only so much time to the affairs of the Fund as in their judgment is necessary and appropriate.
Apollo will be subject to certain conflicts of interest with respect to the services the Adviser provides to the Fund. These conflicts will arise primarily from Apollo, in other activities that may conflict with the Fund’s activities. You should be aware that individual conflicts will not necessarily be resolved in favor of your interest. The following list of conflicts does not purport to be a complete enumeration or explanation of the actual and potential conflicts involved in an investment in the Fund, but does reflect all material conflicts known to the Fund at the time of this filing.
Apollo sponsors, manages or advises and will continue to sponsor, manage or advise other investment funds, partnerships, limited liability companies, corporations or similar investment vehicles, clients or the assets or investments for the account of any client, or separate account for which, in each case, the Adviser or one or more of its affiliates acts as general partner, manager, managing member, investment adviser, sponsor or in a similar capacity (collectively, including the Fund, “Apollo Clients” or “Clients”). Apollo will continue to sponsor, manage or advise new Apollo Clients, whether alone or partnering with others, and will continue to maintain, develop, expand or monetize its investment and advisory and related businesses. Certain current Apollo Clients have, and certain future Apollo Clients are expected to have, investment mandates that overlap, either substantially or in part, with that of the Fund, and Apollo expects that the universe of potential investments and other activities of Apollo’s business could overlap with the investments and activities of the Fund, each of which, as a result, is expected to create conflicts of interest. For clarification, Apollo Clients will not include (a) any alternative investment vehicle, special purpose vehicle, subsidiary of the Fund, vehicles established to structure a co-investment,
master, joint or commingled account or investment vehicle, joint venture or other person through which the Fund can make an investment or group of investments or (b) any investment and any portfolio investment or investment of any other Apollo Client or Apollo and its subsidiaries, in each case subject to the 1940 Act, and unless the Adviser determines in its sole discretion that such person should be treated as an Apollo Client under the circumstances.
The following discussion sets forth certain potential conflicts of interest that should be carefully evaluated before making an investment in the Fund. Attention is also drawn to certain risk factors (see “Risk Factors” in the Prospectus) that refer to potential conflicts of interest.

33

Allocation of Investment Opportunities
. Certain inherent conflicts of interest arise from the fact that (i) Apollo provides investment advisory and/or management services to more than one Apollo Client; (ii) Apollo Clients have one or more overlapping investment strategies; and (iii) all or a portion of an investment opportunity may be allocated to Apollo in accordance with Apollo’s allocation policies and procedures. Also, the investment strategies employed by Apollo for current and future Apollo Clients could conflict with each other and adversely affect the prices and availability of other securities or instruments held by, or potentially considered for, one or more other Apollo Clients. If participation in specific investment opportunities is appropriate for more than one Apollo Client, participation in such opportunities will be allocated pursuant to Apollo’s allocation policies and procedures and the applicable governing documents of the relevant Apollo Clients. There can be no assurance, however, that the application of such allocation policies and procedures will result in the allocation of a specific investment opportunity to the Fund or that the Fund will participate in all investment opportunities falling within its investment objective or be allocated its investment interest. In addition, the Adviser may in certain situations choose to consult with or obtain the consent of the Board with respect to any specific conflict of interest, including with respect to the approvals required under the 1940 Act and the Advisers Act. Such considerations have in the past resulted, and may in the future also result, in allocations of certain investment opportunities (including Platform Investments (defined below)) among Apollo Clients and Apollo on an other than pari passu basis.
Apollo is committed to allocating investment opportunities in a manner that, over time, is deemed to be fair and equitable, and Apollo has established policies and procedures to guide the determination of such allocations. Subject to applicable law, including the 1940 Act, and the Board’s oversight, the Adviser will have the power to resolve, or consent to the resolution of, conflicts of interest on behalf of the Fund.
Apollo’s allocation policies and procedures have established: (i) the allocations committee of Apollo Asset Management (the “AAM Allocations Committee”) to, among other things, review: (a) questions regarding an Apollo Client’s mandate; (b) potential distressed control investments; (c) any opportunities involving potential third-party co-investors;
and (d) the actions taken by subcommittees to the AAM Allocations Committee (the “Allocations
Sub-Committees”)
and conflicts of interest that cannot be resolved by the Allocations
Sub-Committees;
and (ii) allocation guidelines on which such committees generally base their allocation decisions.
Generally, an investment opportunity will be allocated to an Apollo Client if the opportunity reasonably falls within such Apollo Client’s mandate or is otherwise deemed suitable as determined by the relevant portfolio manager, investment committee, the AAM Allocations Committee or an Allocations
Sub-Committee.
If an investment opportunity falls within the mandate of, or is otherwise deemed suitable for, two or more Apollo Clients and it is not possible to fully satisfy the investment interest of all such Apollo Clients, the investment opportunity generally will be allocated pro rata based on the size of each Apollo Client’s original investment interest. The size of each Apollo Client’s investment interest will be determined generally based on each Apollo Client’s available capital or net asset value (or, in certain circumstances, the available capital or net asset value ascribed to the applicable strategy). However, a number of additional other factors can influence other allocation decisions, including for example: (i) the relative actual or potential exposure of any particular Apollo Client to the type of investment opportunity in terms of its existing investment portfolio; (ii) the investment objectives, guidelines or restrictions of such Apollo Client; (iii) cash availability, suitability, instructions from an Apollo Client, permitted leverage, and available financing for the investment opportunity (including taking into account the levels/rates that would be required to obtain an appropriate return); (iv) the likelihood of current income; (v) the size, liquidity and duration of the investment opportunity; (vi) the seniority of loan and other capital structure criteria; (vii) with respect to an investment opportunity originated by a third party, the relationships of a particular Apollo Client (or the portfolio manager) to or with such third party; (viii) tax or accounting considerations; (ix) legal or regulatory considerations; (x) supply or demand for an investment opportunity at a given price level; (xi) an Apollo Client’s risk or investment concentration parameters (including parameters such as geography, industry, issuer, volatility, leverage, liability duration or weighted average life, asset class type or other risk metrics); (xii) whether the investment opportunity is a follow-on
investment; (xiii) whether the vehicle

34

is in the process of fundraising, is open to redemptions (in which case notions of net asset value and available capital can be subjectively adjusted to account for anticipated inflows or redemptions) or is close to the end of its investment period or term (for finite duration funds); (xiv) whether an Apollo Client’s economic exposure has been swapped to, or otherwise assumed by, one or more other parties; (xv) the governing documents of an Apollo Client (which could include provisions pursuant to which an Apollo Client is entitled to receive an allocation of a certain type of an investment opportunity on a priority basis, which could result in the Fund not participating in any such investment or participating to a lesser extent); and (xvi) such other criteria as are reasonably related to a reasonable allocation of a particular investment opportunity to one or more Apollo Clients (e.g., in the case of an Apollo Client ramp-up
period or when incubating a particular investment strategy or product or the investment period or term of an Apollo Client).
In determining whether an investment opportunity falls within an Apollo Client’s mandate, the relevant portfolio manager, investment committee, the AAM Allocation Committee or an Allocations
Sub-Committee,
as appropriate under the circumstances, will take into consideration that (i) multiple Apollo Clients have investment objectives that overlap to greater or lesser degrees; (ii) the applicable legal documents of each Apollo Client contemplate, to greater or lesser degrees, the obligation to offer such Apollo Client investment opportunities that fall within its investment objective or mandate; (iii) Apollo endeavors to not systematically disadvantage any Apollo Client; (iv) the investment objective of a particular Apollo Client could change over time; (v) the ultimate character of an investment opportunity (i.e., its risk/reward profile) will generally not become clear before a great deal of diligence and analysis has been completed by the investment professionals pursuing such investment opportunity; (vi) investment opportunities that are outcomes of heavily negotiated transactions are capable of being structured in a variety of ways, each of which presents its own particular risk/reward profile, legal, tax, regulatory and other considerations; and (vii) an Apollo Client could have more than one mandate.
To the extent that the Fund’s participation in an investment opportunity that is otherwise suitable for the Fund and other Apollo Clients would cause the investment to become subject to requirements and restrictions of any law, rule or regulation that could have an adverse impact on any or all participating Apollo Clients (or underlying investors) in such investment opportunity, Apollo is authorized to exclude the Fund as a whole.
The Exemptive Order.
The Fund, the Adviser and certain affiliates received an exemptive order from the SEC on May 14, 2025 that permits the Fund, among other things, to co-invest
with other funds and accounts managed by the Adviser or its affiliates, subject to certain conditions. Certain types of negotiated co-investments
may be made only in accordance with the Order from the SEC permitting the Fund to do so. Pursuant to the requirements of the Order, the Board, including a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Independent Trustees, has approved co-investment
policies and procedures describing how the Fund will comply with the Order. Further, the Adviser has adopted the Adviser Allocation Policy, which is designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations. Pursuant to the Adviser Allocation Policy, the Fund will be given the opportunity to participate in any investments that fall within certain criteria established by the Adviser. The Fund may determine to participate or not to participate, depending on whether the Adviser determines that the investment is appropriate for the Fund (e.g., based on investment strategy). If the Adviser determines that the investment is not appropriate for the Fund, the investment will not be allocated to the Fund.
The Order is subject to certain terms and conditions, so there can be no assurance that the Fund will be permitted to co-invest
with certain of its affiliates other than in the circumstances currently permitted by regulatory guidance and the Order. For example, in certain instances, the Fund’s ability to participate in certain negotiated joint transactions alongside affiliated entities will require a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Independent Trustees to reach certain conclusions in connection with a co-investment transaction, including that (i) the terms of the proposed transaction are reasonable and fair to the Fund and its shareholders and do not involve overreaching of the Fund and its shareholders on the part of any person concerned, and (ii) the transaction is consistent with the interests of the Fund’s shareholders and is con
sistent with the Fund’s investment policies (if applicable). In certain situations where a co-investment
with one or more

35

funds managed by the Adviser or its affiliates is not covered by the Order, the personnel of the Adviser or its affiliates will need to decide which fund will proceed with the investment. Such personnel will make these determinations based on the Adviser Allocation Policy. The Adviser Allocation Policy can be revised by Apollo at any time without notice to, or consent from, the Fund’s shareholders.
Other Participants in Apollo’s Origination Platform
. Other Apollo Clients participate in Apollo’s origination platform with the Fund, and certain Apollo Clients’ ability to acquire loans could in certain circumstances be dependent on the existence and performance of such other Apollo Clients. Certain of such other Apollo Clients will have different terms, investors, types of investors and investment mandates than those of the originating fund and the Fund, which could create conflicts between the interests of the originating fund and the Fund, on the one hand, and one or more of such other Apollo Clients, on the other hand, relating to, among other things, Apollo’s decision-making with respect to the relevant investment. Apollo seeks to resolve any and all conflicts in a fair and equitable manner; however, subject to the 1940 Act, there can be no assurance that any particular conflict will be resolved in the best interests of the Fund under the circumstances.
Investments with Respect to Which Other Apollo Clients May Benefit
. The Fund can invest in joint ventures and
ca
n invest in Platform Investments, which investment activities may give rise to future investment opportunities (e.g., a forward commitment or other option acquired by the Fund or a relationship developed in connection with the making of an investment by the Fund) from which one or more other Apollo Clients may benefit. The Adviser has an incentive to take such future opportunities and/or benefits into consideration when making investment decisions for the Fund.
In addition, the 1940 Act may limit the Fund’s ability to undertake certain transactions with its affiliates that are registered under the 1940 Act or regulated as business development companies under the 1940 Act. As a result of these restrictions, the Fund may be prohibited from executing “joint” transactions with such affiliates, which could include investments in the same portfolio company (whether at the same or different times). These limitations may limit the scope of investment opportunities that would otherwise be available to the Fund.
Platform Investments
. As Apollo continues to seek additional sourcing channels for investment opportunities for the Fund, Clients, Apollo and the Apollo Capital Solutions (“ACS”) business, it is also anticipated that there will be opportunities for investments in various companies or businesses, including, among others, financial services companies and investment advisory/management businesses, that would be allocated to Apollo (and not Apollo Clients, including those participating in Apollo’s origination platform) as part of developing investment sourcing opportunities for the platform, including as part of such underlying investment, a commitment to fund or otherwise contemporaneously participate in such sourcing opportunities by Apollo Clients, including those participating in Apollo’s origination platform (such investments, “Platform Investments”). To the extent applicable, any Platform Investments will be made in compliance with the Order.
From time to time, Apollo may recruit an existing or newly formed management team to pursue a new “platform” opportunity that is expected to lead to investment opportunities for Apollo and/or Clients, including the Fund. In other cases, a new Platform Investment may be formed and used to recruit an existing or newly formed management team to build such Platform Investment through acquisitions and organic growth. Further, in order to augment the Fund team’s capabilities and diligence techniques and, in some instances, to operate or service the Fund’s investments, Apollo may partner with certain operating partners, including through joint ventures, Platform Investments or by making investments in, high-quality operators with significant expertise and the requisite skills to operate or service the Fund’s assets. The structure of each Platform Investment and the engagement of each operating partner will vary, including in respect of whether a management or operating team’s services are exclusive to the platform and whether members of the management team are employed directly by such platform or indirectly through another management company established to manage such platform, and such structures are subject to change throughout an investment’s hold period, for example, in connection with potential restructurings, refinancings and/or dispositions. Members of the management or operating team for a Platform Investment could include former Apollo personnel, industry advisors, senior

36

advisors and Apollo advisors. The management or operating team of a Platform Investment (or one or more members thereof) may also provide the same or similar services with respect to other Platform Investments of the Fund and/or one or more other Apollo Clients (including predecessor funds and successor funds thereto and co-investment
vehicles) or provide the same or similar services for assets owned by third parties. The Fund may realize a Platform Investment (in whole or in part) through sale of the platform or a disposition of assets held through the platform. The services provided by the platform’s management and operating team could be similar to, and overlap with, services provided by Apollo to the Fund or to other Apollo Clients, and the services may be provided exclusively to the Platform Investments.
As with the Fund’s other portfolio investments, in respect of all Platform Investments, the Fund will bear the expenses of the management team and/or portfolio entity, as the case may be, including, for example, any overhead expenses, management fees or other fees, employee compensation, diligence expenses or other expenses in connection with backing the management team and/or the build out of the platform entity. Such expenses may be borne directly by the Fund pursuant to the Investment Advisory or Affiliate Administration Agreement, as applicable, or indirectly through operational expenses of the Platform Investment. In each case subject to the 1940 Act, the compensation of management of a platform portfolio entity may include management fees (or other fees, including, for example, origination fees) or interests in the profits of the portfolio entity (or other entity in the holdings structure of the Platform Investment), including profits realized in connection with the disposition of an asset and other performance-based compensation. None of the compensation or expenses described above will be offset against any management fees in respect of the Fund and will be borne by the applicable Platform Investment or by the Fund as Fund expenses pursuant to the Investment Advisory Agreement and Affiliate Administration Agreement.
Co-Investments
Generally and
Co-Investors
. The Adviser may, consistent with the Order, offer the opportunity to co-invest
alongside the Fund to one or more
Co-Investors
(as described below). The Adviser can, in its sole discretion, offer the opportunity to co-invest
alongside the Fund to (i) other Apollo Clients, (ii) any limited partner of an Apollo Client (or any of its beneficial owners or any other client or account of its advisor or consultant), (iii) management or employees of the relevant portfolio company or issuer to which the Fund makes a loan or in which the Fund invests directly (a “Portfolio Company”), consultants and advisors with respect to such Portfolio Company or pre-existing
investors or other persons associated with such Portfolio Company, (iv) any joint venture partner or operating partner, (v) any alternative investment fund or business sponsored, managed or advised by persons other than Apollo or (vi) any other persons or entities, including persons or entities whom the Adviser believes will be of benefit to the Fund or one or more Portfolio Companies or who may provide a strategic, sourcing or similar benefit to Apollo, any Apollo Client, the Fund, a Portfolio Company or one or more of their respective affiliates due to industry expertise, regulatory expertise, end-user
expertise or otherwise (including credit or other investment funds sponsored by persons other than Apollo in so-called
“club deals” through joint ventures or other entities).
“Co-Investors”
and any similar terminology are intended to refer to investment opportunities that are allocated to the Fund based on its investment strategy and objectives and with respect to which the Adviser has, in each case, in its sole discretion, determined that it is appropriate to offer the opportunity to co-invest
alongside the Fund to one or more such
Co-Investors.
Some of the
Co-Investors
with whom the Fund may
co-invest
have
pre-existing
investments with Apollo, and the terms of such
pre-existing
investments may differ from the terms upon which such persons may invest with the Fund in such investment.
As a
closed-end
fund registered under the 1940 Act, the Fund is subject to certain limitations relating to co-investments
and joint transactions with affiliates, which likely will in certain circumstances limit the Fund’s ability to make investments or enter into other transactions alongside Apollo Clients. There can be no assurance that such regulatory restrictions will not adversely affect the Fund’s ability to capitalize on attractive investment opportunities. However, subject to the 1940 Act, the Order and any other applicable co-investment
order issued by the SEC, the Fund may
co-invest
with Apollo Clients (including
co-investment
or other vehicles in which Apollo or its personnel invest and that co-invest
with such Apollo Clients) in investments that are suitable for the Fund and one or more of such Apollo Clients. Even if the Fund and any such Apollo Clients and/or co-investment
or other vehicles invest in the same securities, conflicts of interest may still arise.

37

Co-Investment
Allocations
. The Adviser can allocate
co-investment
opportunities (including
side-by-side
investment rights) among
Co-Investors
in any manner it deems appropriate in its sole discretion taking into account those factors that it deems relevant under the circumstances, including: (i) the character or nature of the co-investment
opportunity (e.g., its size, structure, geographic location, relevant industry, tax characteristics, timing and any contemplated minimum commitment threshold); (ii) the level of demand for participation in such co-investment
opportunity; (iii) the ability of a prospective
Co-Investor
to analyze or consummate a potential
co-investment
opportunity, including on an expedited basis; (iv) certainty of funding and whether a prospective
Co-Investor
has the financial resources to provide the requisite capital; (v) the investing objectives and existing portfolio of the prospective
Co-Investor;
(vi) as noted above, whether a prospective
Co-Investor
is a private fund or similar person or business sponsored, managed or advised by persons other than Apollo; (vii) the reporting, public relations, competitive, confidentiality or other issues that may also arise as a result of the co-investment;
(viii) the legal, tax or regulatory constraints to which the proposed investment is expected to give rise or that are applicable to a prospective
Co-Investor;
(ix) the ability of the prospective
Co-Investor
to make commitments to invest in other Apollo Clients (including contemporaneously with the applicable co-investment);
(x) Apollo’s own interests; (xi) the prospective
Co-Investor
can provide a strategic, sourcing or similar benefit to Apollo, the Fund, a Portfolio Company or one or more of their respective affiliates due to industry expertise, regulatory expertise, end-user
expertise or otherwise; (xii) the prospective
Co-Investor’s
existing or prospective relationship with Apollo; and (xiii) with respect to the Fund, the restrictions set forth in the Order.
With respect to allocations influenced by Apollo’s own interests, there may be a variety of circumstances where Apollo will be incentivized to afford co-investment
opportunities to one
Co-Investor
over another. For example, depending on the fee structure of the co-investment
opportunity, if any, Apollo may be economically incentivized to offer such co-investment
opportunity to certain
Co-Investors
over others based on its economic arrangement with such
Co-Investors
in connection with the applicable
co-investment
opportunity or otherwise. Additionally, Apollo may be contractually incentivized or obligated to offer certain
Co-Investors
a minimum amount of
co-investment
opportunities, including investors pursuant to other agreements (the terms of which will not be available for election through any “most favored nations” process), or otherwise bear adverse economic consequences for failure to do so, which consequences may include, a loss of future economic rights, including carried interest or other incentive arrangements. Further, from time to time, Apollo establishes Clients for the sole purpose of investing in co-investment
opportunities that arise.
Apollo may allocate
co-investment
opportunities to prospective
Co-Investors
that ultimately decline to participate in the offered
co-investment.
In such instance, if another
Co-Investor
is not identified, certain Apollo Clients may be unable to consummate an investment, or may end up holding a larger portion of an investment than Apollo had initially anticipated. To the extent that this happens, the Apollo Client may have insufficient capital to pursue other opportunities or may not achieve its intended portfolio diversification.
The Fund may
co-invest
together with other Apollo Clients in some or all of the Fund’s investment opportunities, consistent with the Order. Apollo may also offer co-investment
opportunities to Apollo
co-investment
vehicles (which may include participation by Apollo professionals and employees and other Apollo Clients or entities and other key advisors/relationships of Apollo). In determining the allocation of such co-investment
opportunities, Apollo considers a multitude of factors, including its own interest in investing in the opportunity. With respect to the Fund, any co-investment
expenses shall be paid consistent with the Order. With respect to other
Co-Investors
that committed to participate in a particular unconsummated
co-investment,
such
Co-Investors
shall bear their proportionate share of any fees, costs or expenses related to such unconsummated co-investment,
such as reverse
break-up
fees or broken deal expenses.
Co-Investment
Expenses
. The Adviser may, but will not be obligated to, endeavor to cause unaffiliated
Co-Investors
that committed to participate in a particular unconsummated
co-investment
to bear their proportionate share of any fees, costs or expenses related to such unconsummated co-investment,
such as reverse
break-up
fees or broken deal expenses, subject to the Order and the 1940 Act.

38

Fees and Carried Interest Payable with Respect to
Co-Investments
. Apollo can in its discretion: (i) receive performance-based compensation (such as carried interest or performance allocations), management fees or other similar fees from
Co-Investors,
and Apollo may make an investment, or otherwise participate, in any vehicle formed to structure a co-investment
to facilitate, among other things, receipt of such performance-based compensation, management fees or other similar fees; and (ii) collect customary fees in connection with actual or contemplated investments that are the subject of such co-investment
arrangements, and any such fees will be retained by, and be for the benefit of, the Adviser or any of its affiliates with respect to certain
Co-Investors.
Any such carried interest, incentive allocation, management fees or other similar fees received from
Co-
Investors with respect to any
co-investment
may (or may not) differ from those charged to the Fund. Additionally, in those circumstances where the applicable
Co-Investors
include one or more members of a Portfolio Company’s management group, the
Co-Investors
who are members of such management group may receive compensation relating to the investment in such Portfolio Company, including incentive compensation arrangements.
Syndications; Syndication Fees
. Subject to the limitations of the 1940 Act, it is possible that a portion of the Fund’s portfolio investments will be syndicated to Apollo Clients, their portfolio companies, investors in Apollo Clients and other third parties via participations in and/or assignments or sales of loans (or interests therein) that the Fund purchased or originated. Subject to the limitations of the 1940 Act, Apollo, the Adviser and their affiliates and/or Apollo Clients may receive certain fees in connection with any such syndication. While the terms of any such transaction, including the price of the participation, assignment or sale, will not be set by Apollo, the Adviser or the Fund but rather will be established based on third-party valuations, Apollo will nevertheless have an incentive to determine the amount and timing of each syndication in a manner that takes into account the interests of other Apollo Clients that may participate, as well as the prospect of the fees described above, which will not necessarily be consistent with the interests of the Fund in connection with any particular investment.
Sharing of Services
. Subject to the limitations of the 1940 Act, in certain circumstances, in order to create efficiencies and optimize performance, one or more Portfolio Companies of the Fund could determine to share the operational, legal, financial, back-office or other resources of another Portfolio Company of the Fund or a Portfolio Company of an Apollo Client. In connection therewith, the costs and expenses related to such services will be allocated among the relevant entities by Apollo in good faith and in accordance with the 1940 Act and SEC guidance. In addition, it is possible that a Portfolio Company or an affiliated service provider may be in the business of providing services that are, or could be, utilized by another Portfolio Company. In this situation, the Adviser may determine that one or more Portfolio Companies use the other Portfolio Company’s or affiliated service provider’s services, even where these services were previously provided to the investment from a third party. As applicable, the Board will approve any such services provided by an affiliated service provider. See “Affiliated Loan Origination and/or Servicing Businesses” below.
Allocation of Expenses
. Apollo will from time to time incur fees, costs and expenses on behalf of the Fund, one or more other Apollo Clients and itself. To the extent such fees, costs and expenses are incurred for the account or for the benefit of the Fund, one or more other Apollo Clients and itself, the Fund, such other Apollo Clients and Apollo will typically bear an allocable portion of any such fees, costs and expenses (subject to the terms of the Investment Advisory Agreement and Affiliate Administration Agreement) in such manner as the Adviser in good faith determines. In most cases, Apollo’s Expense Allocation Steering Committee, which typically meets on a quarterly basis, is responsible for the overall expense allocations and the related methodologies for Apollo and Apollo Clients. For example, with respect to Apollo’s group professional liability insurance policy, approximately 90% of the premiums are allocated among all Apollo Clients covered under such policy while the remaining portion is borne by Apollo. Although Apollo endeavors to allocate such fees, costs and expenses in good faith over time, there can be no assurance that such fees, costs and expenses will in all cases be allocated appropriately. Notwithstanding the foregoing, Apollo may in the future develop policies and procedures to address the allocation of expenses that differ from its current practice.
Apollo anticipates that fees, costs and expenses incurred in connection with the acquisition of portfolio investments will typically be borne by the relevant Portfolio Companies. However, it is possible that one or more

39

Portfolio Companies will not agree to pay all or a portion of such amounts, or will not pay such amounts when due. In either such case, such expenses (or portion thereof) will be borne by the applicable Apollo Clients (including the Fund) as operating expenses.
Overhead Allocation
. Apollo has
in-house
accounting, legal, compliance, tax, administrative, operational (including portfolio and asset management), finance, risk, reporting, technology, investor servicing and other types of personnel or employees that provide support to Apollo Clients (including the Fund) and their respective subsidiaries and potential and existing portfolio investments on an ongoing basis. These employees assist with, among other things, the legal, compliance, tax, administrative, operational, finance, risk, reporting, technology, investor servicing and other functions of the Adviser and its affiliates and Apollo Clients (including the formation of, and capital raising for, Apollo Clients) and their respective acquisition, due diligence, holding, maintenance, financing, restructuring and disposition of investments, including, without limitation, mergers and acquisitions, financing and accounting, legal, tax and operational support and risk, litigation and regulatory management and compliance. The performance of such functions by Apollo employees and affiliated service providers and their employees could be in addition to or as an alternative to the outsourcing of any such services to third party service providers at market rates, including entities and persons regularly used by Apollo and its affiliates, Apollo Clients and their respective potential and existing portfolio investments. Additionally, Clients sometimes directly or indirectly bear the salary, fees, expenses or other compensation for affiliated service providers established to provide services to one or more Clients and their respective portfolio investments, such as services that seek to provide, among other things, (i) enhanced savings in connection with the underlying operations of portfolio investments, (ii) enhanced synergies, savings and scale across all or groups of portfolio investments, and (iii) certain services for Clients which Apollo determines in its discretion should not be considered as part of or related to the traditional investment management services provided by Apollo. In some cases, these services could be in lieu of or in addition to services that were previously outsourced or previously provided by Apollo, including in some cases at no-charge
and could take the form of such affiliated service provider receiving compensation that is a portion (percentage or fixed dollar amount) of the savings, as calculated by Apollo in its discretion. Apollo will determine whether such services should be viewed as the type of services for which an affiliated service provider could receive compensation and/or expense reimbursement (including the overhead of such affiliated service provider). All fees, costs and expenses incurred by Apollo (including allocable compensation of such personnel or employees and related overhead otherwise payable by Apollo in connection with their employment, such as rent and benefits) in connection with services performed by personnel or employees of the Adviser or its affiliates that constitute services for or in respect of the Fund, its subsidiaries and its existing and potential portfolio investments, may be allocable to and borne by the Fund pursuant to the Investment Advisory Agreement or Affiliate Administration Agreement, as applicable. Without prejudice to the above, in relation to Apollo, the overhead allocation could also specifically include fees, costs and/or expenses relating to services connected to the valuation function, the risk management function and the finance function (i.e., including the supervision and oversight of the central administration function). See “Investment Advisory Agreement” below. Such allocations to the Fund will be based on any of the following methodologies (or any combination thereof), among others: (i) requiring personnel to periodically allocate their historical time spent with respect to the Fund or the Adviser, approximating the proportion of certain personnel’s time spent with respect to the Fund (which will be tracked on a regular periodic basis), and, in each case, allocating their compensation and allocable overhead based on such approximations of time spent, or charging such approximations of time spent at market rates, (ii) the assessment of an overall dollar amount (based on a fixed fee or percentage of assets under management) that the Adviser determines in good faith represents a fair recoupment of expenses and for such services, or (iii) any other methodology determined by the Adviser in good faith to be appropriate and practicable under the circumstances. Further, the methodology utilized for one personnel group could be different from the methodology utilized by another personnel group, and different methodologies may be utilized, including within a single personnel group, at different times or in determining different types of allocations (such as allocations among Apollo Clients, on the one hand, and allocations as between Apollo Clients and Apollo affiliates, on the other hand). Determining such charges based on approximate allocations, rather than time recorded on an hourly or similar basis (which will not be undertaken), could result in the Fund being charged a different amount (including relative to another Apollo Client), which

40

could be higher or lower, than would be the case under a different methodology. Any methodology (including the choice thereof), as well as the application of any approximations it entails, involves inherent conflicts between the interests of the Fund, on the one hand, and any other Apollo Client or Apollo affiliate to which all or a portion of the relevant personnel’s time would otherwise be charged, on the other hand, and could result in incurrence of greater expenses by the Fund and its subsidiaries and potential and existing portfolio investments than would be the case if such services were provided by third parties at market rates. Further, some Apollo Clients’ governing documents could restrict or preclude the allocation of any of the foregoing amounts to such Apollo Clients, in which case such Apollo Clients could bear a lesser amount of such expenses relative to the Fund or any other Apollo Client, or not bear any such expenses at all.
Restrictions on Transactions Due to Other Apollo Businesses
. From time to time, various potential and actual conflicts of interest will arise from the overall advisory, investment and other activities of Apollo and its personnel. Apollo will endeavor to resolve conflicts of interest with respect to investment opportunities in a manner that it deems equitable to the extent possible under the prevailing facts and circumstances. As discussed further in “Allocation of Investment Opportunities” above, and in “Potential Duties to Other Stakeholders” below, Apollo can invest, on its own behalf, in securities and other instruments that would be appropriate for, held by or fall within the investment guidelines of an Apollo Client (including the Fund). Apollo can give advice or take action for its own account that can differ from, conflict with or be adverse to advice given or action taken for Apollo Clients (including the Fund). These activities will, in certain circumstances, adversely affect the prices and availability of other business opportunities, transactions, securities or instruments held by, available to or potentially considered for one or more Apollo Clients (including the Fund). Potential conflicts of interest also arise due to the fact that Apollo has investments in some Apollo Clients but not in others, or has different levels of investment in the various Apollo Clients, and that the Apollo Clients bear different levels of fees and incentive compensation in favor of Apollo.
Apollo, together with Apollo Clients, engages in a broad range of business activities and invests in businesses and assets whose operations can be substantially similar to, and/or competitive with, the business and assets in which Apollo Clients have invested. The performance and operation of such competing businesses and assets could conflict with and adversely affect the performance and operation of an Apollo Client’s portfolio companies or other operating entities, and could adversely affect the prices and availability of business opportunities, transactions, securities or instruments held by, available to or potentially considered for such portfolio investments. Apollo will seek to resolve conflicts in a manner that Apollo deems to be fair and equitable.
In addition, Apollo can give advice, or take action with respect to, the investments of one or more Apollo Clients that may not be given or taken with respect to other Apollo Clients with similar investment programs, objectives or strategies. Accordingly, Apollo Clients with similar strategies may not hold the same securities or instruments or achieve the same performance. Apollo also advises Apollo Clients with conflicting investment objectives or strategies. These activities also could adversely affect the prices and availability of other securities or instruments held by, available to or potentially considered for one or more Apollo Clients. Apollo has and expects to maintain ongoing relationships with issuers whose securities have been acquired by, or are being considered for investment by, Apollo Clients.
Apollo may also have ongoing relationships with issuers whose securities have been acquired by, or are being considered for investment by, Apollo Clients. From time to time, Apollo may acquire securities or other financial instruments of an issuer for one Apollo Client which are senior or junior to securities or other financial instruments of the same issuer that are held by or acquired for another Apollo Client (e.g., one Apollo Client could acquire senior debt while another Apollo Client acquires subordinated debt). Apollo also advises Apollo Clients with conflicting investment objectives or strategies. For example, in the event such issuer enters bankruptcy, the Apollo Client holding securities that are senior in bankruptcy preference is expected to have the right to pursue the issuer’s assets to fully satisfy the issuer’s indebtedness to such Apollo Client, and Apollo might have an obligation to pursue such remedy on behalf of such Apollo Client. As a result, another Apollo Client holding assets of the same issuer that are more junior in the capital structure might not have access to

41

sufficient assets of the issuer to completely satisfy its bankruptcy claim against the issuer and suffer a loss. These activities also could adversely affect the prices and availability of other securities or instruments held by, available to or potentially considered for one or more Apollo Clients.
Apollo Clients will, from time to time, subject to their governing documents, as applicable, acquire and dispose of securities or other financial instruments in portfolio investments at different times and upon different terms. The interests of Apollo Clients (including the Fund) in such investments will not be aligned in all or any circumstances, and there will be actual or potential conflicts of interests or the appearance thereof. In this regard, actions could, from time to time, be taken by Apollo that are adverse to the Fund. Apollo will also have ongoing relationships with issuers whose securities have been acquired by or are being considered for investment by Apollo Clients. Situations could arise where another Apollo Client acquires or otherwise engages in transactions with respect to securities of an entity in which the Fund has a financial interest (whether in the same or a different class of securities) or otherwise engages in selling, divesting or making further acquisitions or otherwise engages in transactions with respect to securities of such entity, including in connection with and following a co-investment.
For example, the Fund can engage assets of other Apollo Clients to provide additional services with respect to the Fund’s Portfolio Companies. To the extent that any transactions involve the sale of securities between Apollo Clients, such transactions will be conducted in accordance with, and subject to, the 1940 Act and its rules and regulations, and to the extent that any such transactions may be viewed as a principal transaction due to the ownership interest by Apollo and its personnel, Apollo will comply with the requirements of Section 206(3) of the Advisers Act and its internal policies.
As described herein, Apollo, together with Apollo Clients, engages in a broad range of business activities and invests in a broad range of businesses and assets. The Adviser may take into account Apollo’s, its affiliates’ and/or other Apollo Clients’ respective interests (including reputational interests) when determining whether to pursue a potential portfolio investment for the Fund. As a result, it is possible that the Adviser may choose not to pursue or consummate an investment opportunity for the Fund notwithstanding that such investment may be profitable for the Fund or that the Adviser may choose not to pursue an investment opportunity because of the reputational, financial and/or other interests of Apollo and its Affiliates.
Further, the Fund is prohibited under the 1940 Act from participating in certain transactions with certain affiliates (including portfolio companies of Apollo Clients). Any person that owns, directly or indirectly, 5% or more of the outstanding voting securities will be an affiliate of the Fund for purposes of the 1940 Act and generally the Fund will be prohibited from buying or selling any securities from or to such affiliate. However, the Fund may under certain circumstances purchase any such affiliate’s loans or securities in the secondary market, which could create a conflict for the Adviser between the Fund’s interests and the interests of such affiliate, in that the ability of the Adviser to recommend actions in the Fund’s best interest may be limited. The 1940 Act also prohibits certain “joint” transactions with certain affiliates, which could include investments in the same Portfolio Company (whether at the same or closely related times), unless such transaction is completed in accordance with the terms and conditions of the Order and/or in reliance on any other applicable relief granted by the SEC.
Capital Structure Conflicts
. The Fund is permitted to invest in a Portfolio Company in which one or more other Apollo Clients hold an investment in a different class of such Portfolio Company’s debt or equity, or vice versa, subject to the limitations of the 1940 Act. For example, to the extent permitted by the 1940 Act with respect to the Fund: (i) Apollo can acquire securities or other financial instruments of an issuer for one Apollo Client or itself that are senior or junior to securities or other financial instruments of the same issuer that are held by, or acquired for, another Apollo Client (e.g., one Apollo Client could acquire senior debt while another Apollo Client acquires subordinated debt); (ii) Apollo could make a holistic capital solutions proposal to an issuer that involves multiple Apollo Clients (including the Fund) providing financing, in the form of debt or equity, or a combination thereof investing across two or more tranches or series of such issuer’s capital structure; (iii) Apollo can permit other Apollo Clients to provide debt or equity financing to a Portfolio Company in which the Fund holds an investment; (iv) Apollo can permit the Fund (including together with other Apollo Clients) to provide

42

financing to a portfolio company/portfolio investment of other Apollo Clients; or (v) Apollo can cause an Apollo Client (including the Fund) to provide financing and/or leverage to another Apollo Client (including the Fund) with respect to investments.
Conflicts of interest are expected to arise under such circumstances. For example, in the event Apollo negotiates a holistic capital solution with an issuer, as described in clause (ii) above, the specific terms and conditions of each tranche or series could be impacted by Apollo’s desire to provide an overall financing package, which could result in the terms and conditions of the tranche or series in which the Fund participates being less favorable to the Fund than could have been the case absent such an overall arrangement. Apollo, in its sole discretion, and in response to the desires of an issuer in some cases, could negotiate for enhanced terms or protections for one tranche or series at the expense of another tranche or series, and the issuer’s ultimate approval of the holistic capital solution should not be viewed as dispositive that the terms and conditions of each tranche or series, taken individually, reflect an arms’-length arrangement.
In addition, in the event that any issuer in which Apollo and/or Apollo Clients are invested in different levels of the capital structure enters bankruptcy, Apollo or the Apollo Client(s) holding securities that are senior in bankruptcy preference are expected to have the right to aggressively pursue the issuer’s assets to fully satisfy the issuer’s indebtedness to Apollo or such Apollo Client(s), and Apollo might have an obligation to pursue such remedy on behalf of itself or such Apollo Client(s). As a result, another Apollo Client holding assets of the same issuer that are more junior in the capital structure might not have access to sufficient assets of the issuer to completely satisfy its bankruptcy claim against the issuer and suffer a loss.
Apollo has instituted policies and procedures that are reasonably designed to identify and address such potential conflicts of interest (including at the inception of an investment and during the holding or ownership of an investment) and that seek to ensure that Apollo Clients are treated fairly and equitably. The application by Apollo of its policies and procedures will vary based on the particular facts and circumstances surrounding each investment made by Apollo and Apollo Clients (including the Fund), or made by two or more Apollo Clients (including the Fund), in different classes, series or tranches of an issuer’s capital structure (as well as across multiple issuers or borrowers within the same overall capital structure), and, as such, investors should expect some degree of variation, and potentially inconsistency, in the manner in which potential, or actual, conflicts of interest are addressed by Apollo. Multiple capital structure conflicts described herein could arise with respect to a single transaction or series of transactions, increasing the potential risk of variation and inconsistency in the manner in which such conflicts are sought to be mitigated by Apollo, and the ultimate outcome for a Client could be less favorable to such Client than might otherwise have been the case had such transaction or series of transactions implicated fewer conflicts of interest between and among Apollo and Apollo Clients. While Apollo’s policies and procedures for addressing conflicts, whether between Apollo and Apollo Clients and/or among multiple Apollo Clients, are intended to resolve such conflicts in an impartial manner, there can be no assurance that Apollo’s own interests will not influence its conduct or that such policies and procedures will not be implemented or amended in a way that benefits Apollo or other Clients.
In addressing certain of the potential conflicts of interest described herein, Apollo and/or the Adviser may, but will not be obligated to, take one or more actions on behalf of the Fund or any other Apollo Client, including any one or more of the following: (i) causing an Apollo Client (including the Fund) to remain passive in a situation in which it is otherwise entitled to vote, which may mean that the Fund or any other Apollo Client defers to the decision or judgment of an independent, third-party investor in the same class of equity or debt securities or other financial instruments held by the Fund or such other Apollo Client; (ii) referring the matter to one or more persons not affiliated with Apollo to review or approve of an intended course of action with respect to such matter; (iii) establishing ethical screens or information barriers to separate Apollo investment professionals or assigning different teams of Apollo investment professionals, in each case, who are supported by separate legal counsel and other advisers, to act independently of each other in representing different Apollo Clients or Apollo Clients that hold different classes, series or tranches of an issuer’s capital structure; (iv) as between two Apollo Clients, ensuring (or seeking to ensure) that the underlying investors therein own interests in the same securities

43

or financial instruments and in the same proportions so as to preserve an alignment of interest; or (v) causing the Fund or another Apollo Client to divest itself of a security, financial instrument or particular class, series or tranche of an issuer’s capital structure it might otherwise have held on to. Any such step would be subject to the 1940 Act and could have the effect of benefiting other Apollo Clients or Apollo at the expense of the Fund, and there can be no assurance that any of these measures will be feasible or effective in any particular situation, and it is possible that the outcome for the Fund will be less favorable than might otherwise have been the case if Apollo had not had duties to other Apollo Clients.
The Adviser, its affiliates and management of a Portfolio Company will be required at times to make decisions that are adverse to the interests of the equity investors in such Portfolio Company while at the same time beneficial to the debt investors in such Portfolio Company, or vice versa (for example, if such Portfolio Company or a subsidiary thereof should file for bankruptcy). For example, should the Adviser and its affiliates or management of a Portfolio Company act in a way that is not in the best interests of the debt investors in such Portfolio Company, then, to the extent that the Adviser and its affiliates or management of such Portfolio Company are directed by Apollo, such decision could subject the Adviser and the Fund, among others, to the risk of claims to which they would not otherwise be subject, including claims of breach of the duty of loyalty or violations of securities law. To the extent that a greater number or proportion of debt investors in a Portfolio Company are Apollo Clients (or Apollo) or are investors in Apollo Clients, Apollo will be incentivized to prioritize the interests of the debt investors in such Portfolio Company (including Apollo itself) over the interests of the equity investors in such Portfolio Company (including Apollo itself), and vice versa, and Apollo will be subject to certain conflicts of interest in connection therewith.
Certain Transactions
. Situations may arise where certain assets held by the Fund may be transferred to Apollo Clients and vice versa. Such transactions will be conducted in accordance with, and subject to, the Adviser’s contractual obligations to the Fund and applicable law, including the 1940 Act.
Representing Creditors and Debtors
. The Adviser and its affiliates can serve as the controlling persons of Apollo Clients that hold positions in creditors or debtors either in proceedings under relevant bankruptcy or insolvency codes or prior to such filings. From time to time, the Adviser and its affiliates serve as advisers to creditor or equity committees on behalf of such Apollo Clients. This involvement, for which the Adviser and its affiliates could be compensated, could, among other things, limit or preclude the flexibility that the Fund otherwise has to participate in restructurings of investments, or that the Fund requires to liquidate any existing positions of the applicable issuer.
Subdivision of Debt Obligations
. Subject to the limitations of the 1940 Act and the conditions under the Order, the Adviser, acting in respect of the Fund and other Apollo Clients, is permitted, from time to time, to subdivide a debt obligation into two or more tranches, each of which has different terms from the original obligation with respect to interest and principal repayment, seniority and subordination, default remedies, rights to collateral and other matters. The owner of the original obligation, which could have been acquired directly from a borrower in a negotiated transaction or in the secondary market, can retain an interest in one or more tranches and elect to dispose of any such interests. The subdivision or “tranching” of debt obligations typically will be undertaken when Apollo determines that it can achieve competitive advantages or other benefits. For example, a borrower would be expected to favor a lender that is prepared to negotiate a single, consolidated credit arrangement, instead of having to negotiate senior and subordinated loans and/or secured and unsecured loans with multiple lenders. Tranching can also facilitate access to debt obligations or other securities having specific features that suit the differing risk and return parameters of different Apollo Clients (including the Fund) on a more customized basis than is available in the market at a particular time. Participation by the Fund in these tranching activities may give rise to a variety of potential conflicts of interest with Apollo and other Apollo Clients. See also “Bankruptcy and Other Distress Situations” below.
Bankruptcy and Other Distress Situations
. When a debtor with different classes of outstanding debt becomes bankrupt or experiences severe financial distress, a resolution of the situation often requires adversarial judicial

44

proceedings or contentious negotiations. If this were to occur with respect to a debtor for which the Fund and other Apollo Clients hold different tranches of debt or other securities, it generally will not be feasible for Apollo to advocate effectively for the interests of all of its clients to the extent that there are conflicting or competing interests among holders of different tranches. As a threshold matter, Apollo expects that in a bankruptcy or other distressed situation, it will generally consider whether it is necessary or appropriate to arrange for separate legal counsel to be engaged on behalf of each separate tranche in order to analyze and identify the available rights, remedies, potential claims and legal strategies for seeking to maximize the recovery potentially available to the tranche, unless the outcome for a particular tranche is clear and certain. It is anticipated that, where feasible, an effort will be made to fashion a compromise solution. Any such effort to reach a compromise solution could result in the Fund and, in turn, other Apollo Clients, experiencing a worse outcome than they might have achieved in the absence of Apollo’s conflicting loyalties. In certain circumstances, Apollo could seek to mitigate the conflict by delegating certain decision-making responsibilities on behalf of the Fund or other Apollo Clients to unaffiliated third parties, or by seeking to dispose in whole or in part of one or more tranches. Alternatively, Apollo can seek to accommodate the competing interests of Apollo Clients by assigning different teams of Apollo investment professionals, supported by separate legal counsel and other advisers, to act independently of each other in representing different tranches. There can be no assurance that any of these measures will be implemented, feasible or effective in any particular situation, and it is possible that the outcome for the Fund, and in turn, the Apollo Client, will be less favorable than might otherwise have been the case if Apollo had not had duties to Apollo Clients holding other tranches.
While Apollo anticipates that, over time, the overall benefits of permitting multiple clients, including the Fund, to participate in different tranches will outweigh the potential disadvantages in particular circumstances, there is no way to predict whether these net benefits will ultimately be achieved. Moreover, Apollo’s own interests will influence how conflicts between clients in these situations will be resolved. For example, Apollo will be perceived to have an incentive to favor the interests of Apollo Clients that invest primarily in more subordinated classes of debt, since Apollo’s compensation from such clients is generally higher than the compensation earned from clients that invest primarily in more senior debt. While Apollo’s policies and procedures for addressing conflicts between its clients in these situations are intended to resolve such conflicts in an impartial manner, there can be no assurance that Apollo’s own interests will not influence its conduct.
Brokerage Commissions
. The Fund’s securities transactions generate brokerage commissions and other compensation, including clearing fees and charges, all of which the Fund, not the Adviser or any of its affiliates, will be obligated to pay. The Adviser has sole discretion in deciding what brokers and dealers the Fund uses, subject to Board approval, and in negotiating the rates of brokerage commissions and other compensation the Fund pays. In selecting brokers and negotiating commission rates, the Adviser (i) will take into account such information it deems appropriate; (ii) need not solicit competitive bids; and (iii) does not have any obligation to seek the lowest available commission cost or spread. The Fund buys and sells securities directly from or to brokers each acting as “principals” at prices that include markups or markdowns, and buys securities from underwriters or dealers in public offerings at prices that include compensation to the underwriters and dealers. Any use of commissions or “soft dollars” generated by the Fund to pay for brokerage and research products or services will fall within the safe harbor created by Section 28(e) of the Exchange Act, although the Fund does not intend to use “soft dollars.”
Information Barriers and Restricted Lists
. Apollo has adopted discrete inside information barriers in respect of certain business strategies and/or segments, as well as the use of one or more restricted lists, and related policies and procedures to provide for the proper handling of material non-public
information to prevent violations of laws and regulations prohibiting the misuse of such information and to avoid situations that might create an appearance of misuse. Apollo’s internal compliance department (“Apollo Compliance”) is responsible for monitoring the information barriers established by Apollo, administering the information sharing policies and procedures, overseeing potential and actual conflicts of interest, and escalating, as appropriate. There could be circumstances in which one or more individuals, including investment professionals and committee members otherwise involved in investment activities, will be precluded from providing services to Clients or from being

45

involved in specific investment related activities or decisions because of certain confidential information available to those individuals or to other parts of Apollo, or because of other applicable legal or regulatory restrictions resulting from their involvement. In such circumstances, applicable legal or regulatory restrictions (or applicable information barrier policies and procedures or other related compliance policies) could require such investment executives to recuse themselves from the relevant investment committees or otherwise from participating in investment activities or decisions relating to Clients’ investments. Clients could be adversely impacted in such circumstances. Notwithstanding the maintenance of restricted securities lists and other internal controls, it is possible that the internal controls relating to the management of material nonpublic information could fail and result in Apollo, or one of its investment professionals or other employees, buying or selling a security while, at least constructively, in possession of material nonpublic information. Inadvertent trading on material nonpublic information could have adverse effects on Apollo’s reputation, result in the imposition of regulatory or financial sanctions and, as a consequence, negatively impact Apollo’s ability to provide its investment management services to Apollo Clients. In addition, Apollo’s investment professionals or other employees will acquire, in their capacities as investment professionals or otherwise of one or more Apollo Clients (including the Fund), nonpublic information regarding investment opportunities, business methodologies, strategies and other proprietary information that is shared with and ultimately used for the benefit of other Apollo Clients, including Apollo Clients (other than the Fund) within Apollo’s credit, private equity or real assets business segments. Although Apollo will endeavor to ensure that such information sharing and use does not prejudice the Fund or one or more other Apollo Clients, there can be no assurance that such endeavors will be sufficient or successful.
Management Team
. Management intends to devote sufficient time to the Fund. Apollo and its personnel will have conflicts of interest in allocating their time and services among Apollo Clients and personal investment activities. The Adviser’s personnel will work on other projects, including other Apollo Clients and Apollo’s other existing and potential business activities. In addition, Apollo’s personnel will participate in the management of the investment activities of other Apollo Clients concurrently with their obligations to the Fund. In certain circumstances, it is possible that the investments held by such Apollo Clients will be in competition with those of the Fund. None of the shareholders of the Fund will have an interest in investments made by such other Apollo Clients solely by reason of their investment in the Fund.
Employees of Apollo may, from time to time, serve as directors or as board observers with respect to operating entities, the securities of which are purchased on behalf of Apollo Clients. In the event that Apollo (i) obtains material non-public
information in such capacity with respect to the issuer of any such securities, or (ii) is subject to trading restrictions pursuant to the internal policies of such issuer, Apollo will be restricted from engaging in transactions with respect to the securities or instruments of such issuer. Such a restriction could have an adverse effect on the Fund and other Apollo Clients.
Conflicts of interest are expected to arise because Apollo employees (including personnel dedicated to the Fund) will serve as directors, board observers or management committee members or in a similar capacity, of certain of the operating entities in which the Fund invests. In addition to any fiduciary duties Apollo employees owe to the Fund as directors or management committee members of operating entities, such employees may owe fiduciary duties to the other owners of such entities, which in many cases are other Apollo Clients, and to persons other than the Fund. In general, such director or similar positions are often important to the Fund’s investment strategy and often have the effect of enhancing the ability of Apollo to manage investments. However, such positions could also have the effect of impairing the ability of Apollo to sell the related securities when, and upon the terms, it otherwise desires. In addition, such positions can place Apollo employees in a position where they must make a decision that is either not in the best interests of the Fund or not in the best interests of the other owners of the operating entity where the Fund is not the sole owner of the applicable operating entity. Should an Apollo employee make a decision that is not in the best interest of such owners, such decision could subject Apollo and the Fund to claims that they would not otherwise be subject to as an investor, including claims of breach of the duty of loyalty, securities claims and other director-related claims. In addition, because of the potential

46

conflicting fiduciary duties, Apollo could be restricted in choosing investments for the Fund, which could negatively impact returns received by the Fund.
Apollo’s Chief Executive Officer and certain other Apollo senior personnel have established family offices (each a “Family Office” and collectively the “Family Offices”) to provide investment advisory, accounting, administrative and other services to their respective family accounts (including certain charitable accounts) in connection with their personal investment activities unrelated to their investments in Apollo entities and their respective involvement in such Family Offices could require the respective resources and attention of the Chief Executive Officer and/or certain senior personnel who may also have responsibilities to one or more Clients.
The investment activities of the Family Offices and the involvement of Apollo’s founders (the “Founders”) in these activities give rise to potential conflicts between the personal financial interests of the Founders and the interests of the Fund or other Apollo Clients (for example, if the Family Offices were to hold debt obligations or securities in a Portfolio Company in which the Fund or another Apollo Client owned equity or subordinated debt and that was experiencing financial distress). Apollo has adopted certain procedures designed to mitigate some of these potential conflicts (for example, by requiring investment professionals employed by the Family Offices to refrain from making direct investments in portfolio investments that are controlled by the Fund or other Apollo Clients or that are the subject of announced transactions involving the Fund or other Apollo Clients), but there can be no assurances that such procedures reduce or eliminate such conflicts of interest. Apollo could, on a discretionary or other basis, manage accounts for such Family Offices, including funds with overlapping mandates, and without such Family Offices paying any fees or carried interest. Such accounts could be treated as Clients for purposes of the allocation policy or as
Co-Investors,
which gives rise to potential or actual conflicts of interest.
Each of the Family Offices employs its own professional staff at its own expense, and each of them conducts its day-to-day
operations independently of Apollo. Set forth below is a summary of certain procedures that are currently in place for certain categories of investments in which the Family Offices can participate, in each case subject to the limitations of the 1940 Act and conditions under the Order:

•
Liquid Credit Investments. The Founders generally do not participate in decisions to invest in, nor do they have investment discretion with respect to, liquid credit investments by their respective Family Offices. To the extent a Founder does not provide guidance or participate in investment decisions with respect to liquid credit investments, its respective Family Office may participate in such investments provided that the Family Office certifies to Apollo Compliance, on a quarterly basis, that it was not directed by its respective Founder to buy, sell or vote on any such liquid credit investments. To the extent a Founder were to provide guidance or participate in investment decisions with respect to liquid credit investments on behalf of its respective Family Office, such investment opportunities would first be reviewed by Apollo for potential conflicts of interest, including for possible allocation to the Fund or other Apollo Clients.

•
Illiquid, Private Investments (Equity and Debt) and Public Equities. The Founders may provide guidance or participate in investment decisions on behalf of their respective Family Offices in connection with illiquid, private investments and public equities. These investment opportunities are reviewed by Apollo for potential conflicts of interest, including for possible allocation to the Fund or other Apollo Clients.

These procedures are designed to seek to mitigate conflicts of interest; however, there will be situations where a Family Office, with respect to certain asset classes, reviews and invests in investment opportunities that overlap with the mandates of the Fund or other Apollo Clients. These procedures can be revised by Apollo at any time without notice to, or consent from, the shareholders of the Fund.
Affiliated Service Providers
. Subject to the limitations of the 1940 Act and SEC guidance, the Fund and/or its existing and potential Portfolio Companies may engage affiliated service providers to perform certain

47

non-advisory
services, including those described herein. Affiliated service providers may receive compensation based on, among other things, the performance of the Portfolio Companies that they service. Therefore, it is possible that certain affiliated service providers may receive incentive compensation from the Fund, even though the Fund does not generally bear incentive compensation and even if the Fund, as a whole, does not have net capital appreciation at the time. Such compensation arrangements may create an incentive to make investments or investment decisions that are riskier or more speculative than would be the case if such arrangements were not in effect. Certain of such affiliated service providers and the types of services they provide and the activities in which they engage are described below.
The relationship between Apollo and any affiliated service provider, including the ACS business, will give rise to conflicts of interest between Apollo and the affiliated service provider, on the one hand, and Apollo Clients (including the Fund), on the other hand, to or with respect to whom such affiliated service provider provides services, or in respect of the Apollo Clients (including the Fund) that have an interest in any potential or existing Portfolio Company or portfolio investment to or with respect to which any such affiliated service provider provides services. In particular, Apollo, through its interest in any affiliated service provider engaged by a Client or a portfolio investment, will be subject to conflicts of interest as between its economic interest in such affiliated service provider and its obligations to such Client or such portfolio investment. Certain Apollo professionals and other persons (including persons associated with AGS or AGF (as defined below)) that are involved in providing origination, sourcing, portfolio management, syndication or other services to the Fund on behalf of Apollo (including Apollo investment professionals dedicated to, among other things, corporate credit and direct origination) will also be involved in the business and operations of affiliated service providers, including the activities of AGS and AGF described below. The fees earned by affiliated service providers in respect of services provided by such persons in respect of affiliated service providers will not reduce any management fees payable by any Apollo Client. Such persons will face conflicts of interest in dedicating time and resources to the Fund, which could have a detrimental effect on the Fund’s performance. Apollo seeks to address this conflict of interest by providing in the Apollo Code of Ethics that all supervised persons have a duty to act in the best interests of each Apollo Client, including the Fund, and by providing training to supervised persons with respect to conflicts of interest and how such conflicts are identified and resolved under Apollo’s policies and procedures. In addition, an affiliated service provider can provide services to third parties (including corporate borrowers, as described below), including third parties that are competitors of Apollo or one or more of its affiliates, Apollo Clients or their existing or potential Portfolio Companies or portfolio investments. In such cases, the affiliated service provider will generally not take into consideration the interests of the Fund or its Portfolio Companies, but rather will take into account its own interests.
Further, conflicts of interest will arise in connection with an affiliated service provider’s provision of services to or in respect of an Apollo Client or an existing or potential Portfolio Company or portfolio investment on account of, among other things:

(i)
Apollo, together with the affiliated service provider, viewing the relevant Apollo Client or potential or existing Portfolio Company or portfolio investment as a source of revenue (which would in most instances not result in a reduction of management fees payable by the applicable Apollo Client);

(ii)
an existing or potential Portfolio Company or portfolio investment engaging an affiliated service provider in an effort to obtain equity, debt or other forms of financing or investment by Apollo Clients (including the Fund), including in connection with services provided or to be provided by an affiliated service provider in respect of a class, tranche or series within such company’s capital structure (or such company’s capital structure as a whole) in which such Apollo Client(s) are not invested or are not expected to invest (and in such circumstance such Apollo Clients are invested or are expected to invested in a different class, tranche or series within such company’s capital structure);

(iii)
the sourcing and approval of potential Fund investments that result in incremental revenue to such affiliated service provider (including in circumstances where such revenue would not have existed but for a potential or existing Portfolio Company’s or portfolio investment’s engagement of such affiliated

48

service provider), including as a means to facilitate the engagement of such affiliated service provider by any such company or investment in connection with a contemporaneous investment in such company or investment by an Apollo Client (including the Fund);

(iv)	Apollo compensation arrangements with respect to such revenue; and

(v)
the allocation of a given investment opportunity, including the under- or over-commitment of certain Apollo Clients, and/or the inclusion or exclusion of certain Apollo Clients (in whole or in part) from such investment opportunity, as a means to ensure the payment of such revenue.

An affiliated service provider also can come into possession of information that it is prohibited from acting on or disclosing (including on behalf of the Fund) as a result of applicable confidentiality requirements or applicable law, even though such action or disclosure would be in the best interest of the Fund or a Portfolio Company. See also “Information Barriers and Restricted Lists” above.
AGS and AGF
. Apollo’s affiliate, Apollo Global Securities, LLC (“AGS”) is a securities broker and dealer registered with the SEC and admitted to membership in FINRA. FINRA currently authorizes AGS to engage in the following types of business: (i) broker or dealer making inter-dealer markets in corporate securities over-the-counter;
(ii) trading securities for its own account; (iii) broker or dealer selling corporate debt securities; (iv) underwriter or selling group participant (for corporate securities other than mutual funds) in firm commitment offerings; (v) mergers and acquisitions and corporate finance advisory services; (vi) U.S. government securities dealer; (vii) U.S. government securities broker; (viii) private placements of securities; (ix) broker or dealer selling interests in mortgages or other receivables, including asset-backed securities; and (x) marketing of private funds (affiliated and unaffiliated alternative investment vehicles, such as private equity funds, hedge funds and real estate funds), including solicitation activities to qualified purchasers as defined under the 1940 Act. Apollo Global Funding, LLC (“AGF”) is an affiliate of AGS and provides a variety of services with respect to financial instruments that are not subject to broker-dealer regulations, such as arranging, structuring, and syndicating loans, including subscription lines, asset-backed loans, and net asset value facilities or other forms of fund-level financings for Clients and their respective investors, and providing advisory and other similar services, including in respect of secondary trading. AGS and AGF are distinct legal entities that also comprise components of the ACS business. ACS focuses on: (i) sourcing investment opportunities for third parties and Clients and their respective portfolio investments; (ii) maintaining relationships with the capital markets community in an effort to help third parties and Clients and their respective portfolio investments to raise debt and equity capital and optimize capital structures through creative financing solutions; and (iii) structuring capital solutions in an effort to enhance Clients’ and Clients’ portfolio investments’ ability to syndicate, place or otherwise transfer loans, securities and other financial instruments arising from financings in an effort to drive positive outcomes for Clients and their respective portfolio investments (the “ACS Business”). The ACS Business also provides a variety of services with respect to both security and non-security
financial instruments, including loans, such as originating, arranging, structuring, and syndicating loans and private debt, as well as providing advisory services and other similar services. The ACS Business is expected to, from time to time, expand the services that they perform and the activities in which they engage. The ACS Business may be engaged, either by the corporate borrower (or its sponsor) or by the participating Apollo Clients (including the Fund) to provide services, and arrangements are generally made for the ACS Business to receive its fees directly from the corporate borrower for services rendered (however, if the corporate borrower will not pay or reimburse such fees, the participating Apollo Clients may pay such fees). The Board has adopted policies and procedures in accordance with applicable 1940 Act laws, rules and regulations governing the ability of the Fund to engage in certain transactions where an affiliate of the Fund, including but not limited to AGS and AGF, may act as an underwriter, placement agent, broker or dealer.
Affiliated Loan Origination and/or Servicing Businesses
. Certain Apollo affiliates (such as AGF), Apollo Clients or their existing or potential portfolio investments (including certain Platform Investments) are engaged in the loan origination and/or servicing businesses. For example, loans, such as term loans and revolvers originated by Apollo affiliates, Apollo Clients and/or their respective portfolio investments, could involve the

49

appointment of related parties of Apollo such as MidCap Financial Services, LLC (together with its subsidiaries, “MidCap”), a subsidiary of MidCap FinCo Designated Activity Company, an Apollo Client, or other Platform Investments, as service providers. MidCap is a middle market-focused specialty finance firm that provides senior debt solutions to companies across a wide range of industries and has the ability to, from time to time, provide seller or other forms of financing to a buyer of an existing Portfolio Company that, for example, would be contingent upon the disposition of such Portfolio Company to such buyer. In connection with such activities, conflicts of interest usually arise with respect to, among other things, the role of MidCap or AGF in such transaction, the information available to MidCap or AGF with respect to such transaction and the fees and other terms (including as to whether such terms are at the market rate) on which MidCap or AGF is participating in such transaction. The Fund can acquire loans, structured, arranged and/or placed or arranged by MidCap, AGF or any other related-party loan origination or servicing businesses. To the extent the Adviser makes a determination that the long-term hold of a loan should be reduced from the original amount funded, MidCap, AGF or another affiliated service provider could be engaged to provide syndication or other services as part of the effort to sell-down and receive a fee for the provision of such services; however, it is possible that the corporate borrower does not pay for its expenses of the applicable affiliated service provider, in which case such expenses may be borne by the Apollo Client as an operating expense. In connection with lending activities, MidCap, AGF and/or any other such loan origination or servicing businesses may receive certain fees and services or other compensation, including arranger, brokerage, placement, syndication, solicitation, underwriting, agency, origination, sourcing, structuring, collateral management or loan administration, advisory, commitment, facility, float or other fees, discounts, spreads, commissions, concessions and other fees received, from the borrower or otherwise, and will also receive reimbursement for costs or expenses from the borrower. Such fees, compensation or expense reimbursements received by MidCap or any other related-party loan origination or servicing business (including from the Fund or any of its Portfolio Companies) will be retained by, and be for the benefit of, MidCap, such other related-party loan origination or servicing business or any of their respective affiliates or employees, as applicable, in each case, in accordance with the fee arrangements set forth in the Investment Advisory Agreement and Affiliate Administration Agreement. The provision of services by MidCap or any other related-party loan origination and/or servicing business to the Fund or Portfolio Companies will not require the review by, or consent of, the shareholders of the Fund or any other independent party.
In addition to the specific examples set forth above, the aforementioned and other affiliated service providers will provide the aforementioned services or other services to Apollo Clients and/or their existing or potential portfolio investments (including the Fund and its existing and potential Portfolio Companies). In addition, an affiliated service provider can, from time to time participate in underwriting syndicates and/or selling groups with respect to the equity and debt instruments issued or acquired by Apollo Clients or their existing or potential portfolio investments and other entities in or through which Apollo Clients or their existing or potential portfolio investments invest, or in connection with an Apollo Client’s disposition of all or a portion of a portfolio investment to a third party such that an affiliated service provider may facilitate or provide seller financing in connection with such disposition. Subject to the 1940 Act and the Order, any such other affiliated service provider may receive fees, other compensation or reimbursements for costs or expenses in connection with providing services to Apollo Clients or their existing or potential portfolio investments or third parties, including the Fund and its Portfolio Companies. Such fees, compensation or reimbursements received by an affiliated service provider (including from the Fund or any of its existing and potential Portfolio Companies) will be retained by and be for the benefit of the applicable affiliated service providers or any of their respective affiliates or employees.
Apollo Employees of Portfolio Companies or Affiliated Service Providers
. Apollo will engage an affiliated service provider to provide services to existing and potential Portfolio Companies. Notwithstanding anything herein to the contrary, where Apollo employees are hired or retained by one or more Portfolio Companies or by an affiliated service provider on behalf of a Portfolio Company, any related compensation will be paid, reimbursed or otherwise borne by the applicable Portfolio Company (or affiliated service provider), and a portion of the overhead related to such employee may also be allocated to such Portfolio Company. For the avoidance of doubt, Apollo or the affiliated service provider may subcontract with third parties for the provision of services that may otherwise be provided by an operating affiliate. In addition, the Fund may acquire a Portfolio Company

50

that is externally or internally managed and replace such management with an affiliate of Apollo, a team of professionals (from within or outside of Apollo) or a combination of the foregoing, in which case, for the avoidance of doubt, the compensation for such services or professionals will be borne by the Portfolio Company.
The rate paid for such employees could be in excess of the applicable market rate and are not applied to reduce management fees of management fee-paying
investors in Clients and will be retained by and be for the benefit of the applicable affiliated service providers or any of their respective affiliates or employees. Unless otherwise required by a Client’s governing documents, these types of arrangements will not require the consent of a Client’s investors or an advisory board (if applicable) and such rates will not be subject to approval by any of the foregoing.
Apollo Consulting and Other Consultants
. Subject to the limitations of the 1940 Act, SEC guidance, the Investment Advisory Agreement and Affiliate Administration Agreement, the Fund may bear the payments, fees, costs or expenses of certain services provided by, and allocable overhead of, Apollo Consulting as well as industry executives, advisors, consultants and operating executives contracted or engaged, directly or indirectly, by the Fund, the Adviser, any Portfolio Company (including with respect to potential portfolio investments of the Fund) or any affiliated service provider. Certain non-employee
industry executives, advisors, consultants and operating executives may be exclusive to Apollo. “Apollo Consulting” consists of one of more entities, including Apollo Investment Consulting LLC, established or utilized by affiliates of Apollo, Apollo Clients or their respective portfolio investments, that facilitate strategic arrangements with, or engagements (including on an independent contractor or employment basis) of, any persons that the Adviser determines in good faith to be industry executives, advisors, consultants (including operating consultants and sourcing consultants), operating executives, subject matter experts or other persons acting in a similar capacity, to provide consulting, sourcing or other services (any such person, a “Consultant”) to or in respect of the Fund, Portfolio Companies (including with respect to potential portfolio investments of the Fund) and other Apollo Clients and their investments, or to undertake a build-up
strategy to originate, acquire and develop assets and businesses in a particular sector or involving a particular strategy. To the extent that for legal, tax, accounting, regulatory or other reasons it is necessary or desirable that the foregoing activities be conducted by, through or with one or more affiliates of the Adviser or other persons other than Apollo Consulting, such activities will be treated as if they were conducted by Apollo Consulting.
Apollo Clients (including the Fund) and Portfolio Companies for or in respect of which a Consultant providing services will, in each case, typically pay, or otherwise bear (without offset), such Consultant’s fees, costs and expenses incurred in connection with its engagement of such Consultants, as well as any other operating expenses associated with such engagement (including overhead and organizational expenses attributable to Apollo Consulting).
In addition, Consultants may receive other forms of compensation from multiple sources, including the Fund and Portfolio Companies, for services provided for or in respect of the Fund or Portfolio Companies (for example, fees, reimbursement of expenses or compensation received for serving as its director or in a similar capacity or providing analysis of a potential acquisition or sale), and may, as part of their respective arrangements, also be entitled to invest in Portfolio Companies. Any fees, compensation or reimbursements received by Apollo Consulting or any Consultant (including from the Fund or any of its Portfolio Companies) will be retained by, and be for the benefit of, Apollo Consulting, the applicable Consultant or any of their respective affiliates or employees.
While the expertise or responsibilities of a Consultant could be or are similar in certain or substantially all respects to those of a full-time Apollo investment professional employed by Apollo or certain functions that might customarily be performed by an investment professional employed by the manager of a private fund, the fees, costs, expenses or other compensation described above will nonetheless be borne by Apollo Clients or their investments, including the Fund or Portfolio Companies, due to, among other things, factors that distinguish these engagements from those of Apollo investment professionals. Any engagement of the services of Apollo

51

Consulting or any Consultant by the Fund or any of its Portfolio Companies will not require the approval of any shareholder of the Fund or any other independent party. Further, any determinations relating to Apollo Consulting or any Consultant to be engaged by the Fund or any Portfolio Company, will, in each case, be made by Apollo in good faith, which includes Apollo being authorized in its sole discretion to determine that certain functions carried out by Consultants will instead be carried out by Apollo employees, or a mix of Consultants and employees, if, for example, it believes that the ability to offer an employment relationship would provide Apollo with greater flexibility in attracting the personnel it desires.
Operating Partners Generally
. With respect to an operating partner, Apollo generally retains, or otherwise enters into a joint venture arrangement with, such operating partner on an ongoing basis through a consulting or joint venture arrangement involving the payment of annual retainer fees or other forms of compensation. Such operating partner may receive success fees, performance-based compensation and other compensation for assistance provided by such operators in sourcing and diligencing investments for the Fund (subject to the requirements of the 1940 Act) and other Apollo Clients. Such annual retainer fees, success fees, performance-based compensation and the other costs of retaining such operating partners may be borne directly by the Fund as fund expenses. None of the compensation or expenses described above will be offset against any management fees or incentive compensation payable to the Adviser in respect of the Fund. Such operating partners (including operating partners in which the Fund may own an interest) may operate assets on behalf of the Fund, as well as other Apollo Clients and may also operate assets for third parties.
Selection of Service Providers
. As described above, the Adviser will generally select the Fund’s service providers (including affiliated service providers) and will determine the compensation of such providers without review by or the consent of any shareholders of the Fund but with Board approval. The Fund, regardless of the relationship to Apollo of the person performing the services, will bear the fees, costs and expenses related to such services. This may create an incentive for the Adviser to select an affiliated service provider, or to otherwise select service providers based on the potential benefit to Apollo or its affiliates (including service providers in which Apollo holds an interest, even if not affiliated service providers), rather than to the Fund (subject to the requirements of the 1940 Act and applicable guidance). In addition, Apollo or its personnel will at times hold investments in entities that are or could become service providers to a Client or its portfolio companies. Although the relevant Apollo personnel might not have control or other influence over the decisions of the relevant service provider (including whether to enter into a business arrangement with Apollo or portfolio companies of Clients), a conflict of interest or the perception thereof could nevertheless arise in engaging the relevant entity as a service provider in light of the personal benefits that accrue through the investment(s) they hold in the service provider. For example, the Adviser can select service providers that use their or their respective affiliates’ premises, for which the Adviser does not currently, but may in the future, receive overhead, rent or other fees, costs and expenses in connection with such on-site
arrangement. Additionally, a Portfolio Company of the Fund may lease space from Apollo, an affiliated service provider or a portfolio investment of another Apollo Client.
Furthermore, the Adviser can engage the same service provider to provide services to the Fund that also provides services to Apollo or one or more of its affiliates, which creates a potential conflict of interest to the extent the interests of such parties are not aligned. For example, a law firm can at the same time act as legal counsel to the Fund, the Adviser or any of their respective affiliates. The Adviser and its affiliates address these conflicts of interest by using reasonable diligence to ascertain whether each service provider (including law firms) provides its service on a “best execution” basis, taking into account factors such as expertise, operational and regulatory controls, availability and quality of service and the competitiveness of compensation rates in comparison with other service providers satisfying Apollo’s or its affiliates’ service provider selection criteria. In addition, in the event such service providers are affiliates of Apollo (as opposed to third parties), the engagement of such providers must typically comply with any conditions applicable to affiliate transactions described herein. Apollo from time to time enters into arrangements with service providers that provide for fee discounts for services rendered to Apollo and its affiliates. For example, certain law firms retained by Apollo discount their legal fees for certain legal services, such as legal advice in connection with firm operational, compliance and related matters. To the extent such law firms also provide legal services to Apollo Clients and Portfolio Companies with

52

respect to such matters, such Apollo Clients and Portfolio Companies also enjoy the benefit of such fee discount arrangements. Legal services rendered for investment transactions, however, are typically charged to Apollo and Apollo Clients without a discount or at a premium. Legal fees for transactions that are not consummated are also typically charged at a discount.
Apollo Compensation-Related Conflicts
. The possibility of performance-based compensation with respect to the Fund or any other Apollo Client to which a portion of certain portfolio investments could be syndicated may create an incentive for Apollo to make riskier or more speculative investments on behalf of the Fund (including for eventual syndication to such other Apollo Clients) than it might otherwise make in the absence of such compensation. In addition, the terms of such compensation could incentivize the Adviser to make decisions regarding the timing and structure of realization transactions that may not be in the best interests of investors. In exercising its discretion over investment and related decisions, the Adviser may consider such interests and factors as it desires, including its own interests. As such, there can be no assurance that any such conflict will be resolved in a manner that does not adversely affect the Fund or the shareholders of the Fund as a whole.
Additionally, the percentage of profits Apollo is entitled to receive and the terms applicable to such performance-based compensation vary among Apollo Clients. Because the opportunity to receive performance-based compensation is based on the success of investments, to the extent the rates or other terms applicable to such compensation differ among Apollo Clients and subject to the 1940 Act, Apollo will be incentivized to dedicate increased resources and allocate more profitable or more attractive investment opportunities to Apollo Clients bearing higher performance compensation rates or to Apollo Clients whose governing documents contain less restrictive terms regarding such compensation. In addition, Apollo will be incentivized to allocate investment opportunities away from Apollo Clients that have suffered losses and have not yet achieved a priority return threshold and, instead, allocate them to Apollo Clients that are more likely to actively generate performance-based compensation. In addition, as contemplated in “Fees and Carried Interest Payable with Respect to
Co-Investments”
above, the portion of any fees payable in connection with any investment that are allocable to investments by
Co-Investors
will not reduce management fees paid by any Apollo Client and will be retained by and be for the benefit of the Adviser or any of its affiliates or employees. Therefore, the Adviser will be perceived to be incentivized to allocate a greater portion of such investment to
Co-Investors
than it would have otherwise allocated to
Co-Investors
in the absence of such arrangements. Apollo has adopted written allocation policies and procedures, as described in “Allocation of Investment Opportunities” above, to help address conflicts arising in the allocation of resources and investment opportunities among Apollo Clients.
Similarly, management fees or higher management fees will be perceived to incentivize Apollo to dedicate increased resources and allocate more profitable or more attractive investment opportunities to Apollo Clients who are charged such management fees or higher management fees. See also “Fees and Carried Interest Payable with Respect to
Co-Investments”
above.
Finally, the right to receive performance-based compensation also creates a potential conflict of interest in the valuation of investments. Apollo has prepared accounting guidelines regarding the recognition of asset impairment and has also adopted written valuation policies and procedures intended to address conflicts of interests that arise in respect of the valuation of the Fund’s assets. See also “Valuation of Fund Assets” below.
Valuation of Fund Assets
. There can be situations in which Apollo is potentially incentivized to influence or adjust the valuation of the Fund’s assets. For example, the Adviser could be incentivized to employ valuation methodologies that improve the Fund’s track record and increase the adjusted cost of investments used to determine the amount of management fees due. Apollo has adopted valuation policies to address these potential conflicts.
Fees Paid to Apollo
. Certain fees received by the Adviser will not be applied to reduce management fees and a portion of such fees will be retained by and be for the benefit of the Adviser or any of its affiliates or employees, in each case, in accordance with the fee arrangements set forth in the Investment Advisory Agreement and Affiliate Administration Agreement, as applicable.

53

Strategic Relationship with Insurance Businesses, including Athene and Athora
. Apollo and its affiliates own economic and voting interests in, and manage capital on behalf of, numerous insurance businesses. These relationships, particularly with Athene and Athora, could give rise to conflicts of interest.
Athene Holding Ltd. (together with its subsidiaries, “Athene”) is a financial services company specializing in retirement services that issues, reinsures and acquires retirement savings products in the U.S. and internationally. The products and services offered by Athene include (i) fixed-income and fixed-indexed annuity products, (ii) reinsurance services offered to third-party annuity providers and (iii) institutional products, such as funding agreements.
Athora Holding Ltd. is an insurance holding company that acquires or reinsures blocks of insurance business in the German and broader European life insurance market (together with its subsidiaries, “Athora”). In exchange for an advisory fee, Apollo provides asset management and advisory services to Athene and Athora, including asset allocation services, direct asset management services, asset and liability matching management, merger and acquisition services, asset diligence, asset hedging and other asset management services. Apollo also provides sub-allocation
services with respect to a portion of Athene’s and Athora’s assets and allocates such assets across Apollo Clients in a manner that often characterizes Athene and Athora as captive permanent capital vehicles in relation to Apollo’s business. Additionally, Apollo and Athene (as well as Apollo and Athora) also have considerable overlap in ownership and, as a result, from time to time Apollo is or may be perceived to be able to exercise significant influence over matters requiring shareholder approval relating to Athene’s and Athora’s businesses, including approval of significant corporate transactions, appointment of members of Athene’s and Athora’s management, election of directors, approval of the termination of Athene’s and Athora’s Investment Advisory Agreements and determination of Athene’s and Athora’s corporate policies. As a result of the relationship between (x) Apollo and Athene and (y) Apollo and Athora, Athene’s and/or Athora’s participation (as well as the respective accounts or assets that they manage) in an Apollo Client (other than the Fund) is typically accompanied by strategic partnership treatment and in connection with investing Athene’s and Athora’s assets across Apollo Clients (other than the Fund), Apollo grants Athene and Athora certain preferential terms, including reduced management fee and carried interest rates that are lower than those applicable to the other fund investors, access to co-investment
opportunities and other preferential terms, that in each case, are not subject to “most favored nations” treatment by other fund investors. Furthermore, as stated above, as Apollo provides asset management and advisory services to Athene and Athora, there will be instances where certain transactions (such as, for example, cross-trades among Apollo Clients (other than the Fund), the provision of financing or other transactions between Apollo Clients or potential or existing portfolio companies of Apollo Clients, on the one hand, and Athene and/or Athora, on the other hand, in each case, subject to the limitations of the 1940 Act) present conflicts of interest from the perspective of the involved parties, which would include Apollo itself or through its ownership of or significant influence over Athene and Athora. For example, and without limiting the foregoing, Athene, Athora and/or their affiliates or portfolio companies can serve as a financing or similar source in connection with the acquisition, financing or disposition of the Fund’s investments in existing or potential portfolio companies or in connection with the activities and business operations of such existing or potential portfolio companies (regardless of the type of investment, be it a control, non-control,
preferred equity, structured or other type of investment structure). There will not necessarily be third parties involved in any such transaction in order to seek to ensure, among other things, that the terms of such participation by Athene, Athora and/or their affiliates or portfolio companies will reflect customary or market terms and will be subject to the 1940 Act.
Further, as Athene, Athora and/or their affiliates or portfolio companies invest in a number of Apollo Clients (other than the Fund) and may seek to restructure or otherwise modify their respective balance sheet holdings from time to time, they may request to transfer their interests in Apollo Clients to each other, to portfolio companies of Apollo or Apollo Clients or to third parties. Apollo is incentivized to consent to such transfers (notwithstanding that the applicable general partner can grant or withhold its consent in its sole discretion), due to the fact that such transfers may, among other things, relieve the respective balance sheets of Athene, Athora and/or their affiliates or portfolio companies in a manner that allows them to fund other Apollo Clients or Apollo

54

initiatives. Additionally, Athene holds interests in entities within the Apollo corporate structure that are recipients of all or a portion of the fees earned by the Adviser. Apollo, any affiliate thereof or one or more Apollo Clients could acquire interests in, Apollo or an affiliate thereof could enter into advisory arrangements with, or any of the foregoing could otherwise transact or enter into relationships with other businesses (such as, by way of example only and not of limitation, other insurance businesses) in a manner similar to the relationships with Athene, Athora and/or their affiliates or portfolio companies, in which case the conflicts and other issues described in this paragraph could apply, potentially more acutely depending on the nature and degree of the relationship, with respect to each such other business.
Creation of Other Entities; Restructuring
. Except as expressly prohibited under a contractual restriction to which Apollo is subject, Apollo will be permitted to market, organize, sponsor, act as general partner or manager or as the primary source for transactions for other pooled investment vehicles or managed accounts, which can be offered on a public or private placement basis, and to restructure and monetize interests in Apollo, or to engage in other investment and business activities. Such activities raise conflicts of interest for which the resolution may not be currently determinable
.
Relationship among the Fund, the Adviser and the Investment Team
. The Adviser will have a conflict of interest between its responsibility to act in the best interests of the Fund, on the one hand, and any benefit, monetary or otherwise, that could result to it or its affiliates from the operation of the Fund, on the other hand.
The functions performed by the Adviser are not exclusive. The officers and employees of the Adviser and its affiliates will devote such time as the Adviser deems necessary to carry out the operations of the Fund effectively. The Adviser has rendered in the past and will continue to render in the future various services to others (including investment vehicles and accounts that have the ability to participate in similar types of investments as those of the Fund) and perform a variety of other functions that are unrelated to the management of the Fund and the selection and acquisition of the Fund’s investments.
Potential Duties to Other Stakeholders
. The Adviser is an affiliate of Apollo. The common stock of Apollo is publicly traded on the New York Stock Exchange. As a result, the Adviser has incentives relating to the interests of Apollo’s stockholders that could differ from and conflict with the interests of the Fund and its shareholders, such as conflicts arising from the allocation of expenses, special fee offsets and investment opportunities (including without limitation, opportunities in the asset management, financial services and insurance industries). Apollo will endeavor to resolve such conflicts in a manner that Apollo determines in good faith to be fair and equitable to the extent possible under the prevailing facts and circumstances. Apollo will seek to allocate investment opportunities between Apollo and Apollo Clients in accordance with their respective governing documents and will evaluate such opportunities in accordance with its allocation policies and procedures. In the past, the application of such policies has resulted in the allocation by Apollo of certain investment opportunities relating to the alternative investment management business to Apollo rather than to the Apollo Clients, and Apollo expects to allocate such opportunities in a similar manner in the future.
The foregoing list of conflicts does not purport to be a complete enumeration or explanation of the actual and potential conflicts involved in an investment in the Fund. Prospective investors should read this Registration Statement and consult with their own advisors before deciding whether to invest in the Fund. In addition, as the Fund’s investment program develops and changes over time, an investment in the Fund may be subject to additional and different actual and potential conflicts. Although the various conflicts discussed herein are generally described separately, prospective investors should consider the potential effects of the interplay of multiple conflicts.
Participation in Investment Opportunities
Directors, principals, officers, employees and affiliates of the Adviser may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to

55

investments made on behalf of the Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, principals, officers, employees and affiliates of the Adviser, or by the Adviser for the Adviser Accounts, if any, that are the same as, different from or made at a different time than, positions taken for the Fund.

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PORTFOLIO MANAGERS
Spencer J. Propper
– Mr. Propper is Partner, Real Assets at Apollo. Mr. Propper serves as one of the Fund’s portfolio managers and has served as a member of the Investment Committee of the Adviser since its formation in 2014. Mr. Propper has also served as a member of the Investment Committee of ARIS Management, LLC, the investment adviser of Apollo Realty Income Solutions, Inc., since June 2022. Previously, Mr. Propper served as Managing Director of Griffin Capital Company, LLC and Chief Operating Officer of Griffin Capital Asset Management Company, LLC. Prior to his roles with the Fund and the Adviser, Mr. Propper was a Director at Lakemont Group, a boutique real estate investment banking and consulting firm. Within this role Mr. Propper provided portfolio management services to the Bluerock Total Income Plus Real Estate Fund. Additionally, at the Lakemont Group, Mr. Propper was responsible for overseeing projects for a variety of clients including pension funds, private equity firms and publicly traded real estate companies and specialized in structured finance, market analysis and strategic due diligence. Mr. Propper holds a Master of Business Administration and Bachelor of Science in Finance and Real Estate from the University of Central Florida.
Stuart Rothstein
– Mr. Rothstein has been a Partner and the Chief Operating Officer – Real Estate of Apollo since 2009 and the Chief Operating Officer – Asset Backed Finance of Apollo since April 2023. In those roles, Mr. Rothstein is responsible for managing the day-to-day
operations of the businesses as well as strategic planning development and implementation of growth and product strategies and new business development. Mr. Rothstein has served as a director of Apollo Realty Income Solutions, Inc. since September 2021 and Chairperson of the board of directors since June 2022. Since March 2012, Mr. Rothstein has been the President and Chief Executive Officer and one of the directors of Apollo Commercial Real Estate Finance, Inc. (NYSE: ARI) (“ARI”). From September 2009 through April 2013, Mr. Rothstein served as the Chief Financial Officer, Treasurer and Secretary of ARI and from January 2022 to April 2022, he also served as the interim Chief Financial Officer, Treasurer, and Secretary of ARI. Since February 2024, Mr. Rothstein has been chair of the board of directors of Apollo Asset Backed Credit Company LLC. Prior to joining Apollo in 2009, Mr. Rothstein was a
Co-Managing
Partner of Four Corners Properties, a privately held real estate investment company. Previously, he was employed by KKR Financial Advisors, LLC, RBC Capital Markets, Related Capital Company and Spieker Properties, Inc. Mr. Rothstein graduated from the Schreyer Honors College at the Pennsylvania State University with a BS in Accounting and received an MBA from the Stanford University Graduate School of Business. Mr. Rothstein was selected to serve on the Board of Trustees because of the strategic leadership and business judgment he has demonstrated in his various leadership roles with Apollo and his extensive managerial and executive experience.
Mr. Propper and Mr. Rothstein each receives a fixed salary and retirement plan benefits. Mr. Propper and Mr. Rothstein are also entitled to receive a discretionary bonus, based upon, among other things, the performance of the Fund.
As of September 30, 2025, Mr. Propper and Mr. Rothstein were not responsible for the management of any other accounts in addition to the Fund.

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ALLOCATION OF BROKERAGE
Specific decisions to purchase or sell securities for the Fund are made by the portfolio managers of the Fund who are employees of the Adviser. The Adviser is authorized by the Trustees to allocate the orders placed on behalf of the Fund to brokers or dealers who may, but need not, provide research or statistical material or other services to the Fund and the Adviser for the Fund’s use. Such allocation is to be in such amounts and proportions as the Adviser may determine.
In selecting a broker or dealer to execute each particular transaction, the Adviser will take the following into consideration: execution capability, trading expertise, accuracy of execution, commission rates, reputation and integrity, fairness in resolving disputes, financial responsibility and responsiveness.
Brokers or dealers executing a portfolio transaction on behalf of the Fund may receive a commission in excess of the amount of commission another broker or dealer would have charged for executing the transaction if the Adviser determines in good faith that such commission is reasonable in relation to the value of brokerage and research services provided to the Fund. In allocating portfolio brokerage, the Adviser may select brokers or dealers who also provide brokerage, research and other services to other accounts over which the Adviser exercises investment discretion. Some of the services received as the result of Fund transactions may primarily benefit accounts other than the Fund, while services received as the result of portfolio transactions effected on behalf of those other accounts may primarily benefit the Fund. During the fiscal years ended September 30, 2023, September 30, 2024, and September 30, 2025, the Fund paid $1,032,180, $1,049,408, and $943,675 in brokerage commissions, respectively.
Affiliated Party Brokerage
The Adviser and its affiliates, as well as the
Sub-Adviser
and its affiliates, will not purchase securities or other property from, or sell securities or other property to, the Fund, except that the Fund may in accordance with rules under the 1940 Act engage in transactions with accounts that are affiliated with the Fund as a result of common officers, directors, advisers, members, managing general partners or common control. These transactions would be effected in circumstances in which the Adviser determined that it would be appropriate for the Fund to purchase and another client to sell, or the Fund to sell and another client to purchase, the same security or instrument each on the same day.
The Adviser places its trades under a policy adopted by the Trustees pursuant to Section 17(e) and Rule
17e-1
under the 1940 Act which places limitations on the securities transactions effected through the Distributor. The policy of the Fund with respect to brokerage is reviewed by the Trustees from time to time. Because of the possibility of further regulatory developments affecting the securities exchanges and brokerage practices generally, the foregoing practices may be modified. During the fiscal years ended September 30, 2023, September 30, 2024, and September 30, 2025, the Fund did not pay any affiliate party brokerage commissions.

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TAX STATUS
The following discussion is general in nature and should not be regarded as an exhaustive presentation of all possible tax ramifications. All shareholders should consult a qualified tax advisor regarding their investment in the Fund.
The Fund has elected to be treated and intends to qualify each taxable year as a regulated investment company under Subchapter M of the Code, which requires compliance with certain requirements concerning the sources of its income, diversification of its assets, and the amount and timing of its distributions to shareholders. Such qualification does not involve supervision of management or investment practices or policies by any government agency or bureau. By so qualifying, the Fund should not be subject to federal income or excise tax on its net investment income or net capital gain, provided such amounts are distributed to shareholders as dividends or capital gain dividends, as applicable, and in accordance with the applicable timing requirements. Net investment income and net capital gain of the Fund will be computed in accordance with Section 852 of the Code. Net investment income is made up of dividends and interest less expenses. Net capital gain (the excess of net long-term
capital gains over net short-term capital loss) for a fiscal year is computed by taking into account any capital loss carry forward of the Fund.
The Fund intends to distribute all of its net investment income, any excess of net short-term capital gains over net long-term capital losses, and any net capital gain in accordance with the timing requirements imposed by the Code and therefore should not be required to pay any federal income or excise taxes, but there can be no guarantee that the Fund will be able to make such distributions. Distributions will be in shares of the Fund unless a shareholder elects to receive cash. There may also be certain scenarios where the Fund is unable to distribute all of its investment company taxable income and net capital gains in the form of dividends or capital gain dividends, in which case the Fund would become subject to U.S. federal income or excise tax If the Fund does not distribute all of its net capital gain in the form of capital gain dividends, the Fund is permitted to elect to treat each of its shareholders as if it had received a capital gain dividend in the amount of its pro rata share of undistributed capital gain, and in such case, each shareholder will receive a U.S. federal income tax credit for its pro rata share of the Fund’s U.S. federal income tax liability on the undistributed capital gain. To be treated as a regulated investment company under Subchapter M of the Code, the Fund must also (a) derive at least 90% of its gross income from dividends, interest, payments with respect to securities loans, net income from certain publicly traded partnerships and gains from the sale or other disposition of securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to the business of investing in such securities or currencies, and (b) diversify its holdings so that, at the end of each fiscal quarter, (i) at least 50% of the market value of the Fund’s assets is represented by cash, U.S. government securities and securities of other regulated investment companies, and other securities (for purposes of this calculation, generally limited in respect of any one issuer, to an amount not greater than 5% of the market value of the Fund’s assets and 10% of the outstanding voting securities of such issuer) and (ii) not more than 25% of the value of its assets is invested in the securities of (other than U.S. government securities or the securities of other regulated investment companies) any one issuer, two or more issuers which the Fund controls and which are determined to be engaged in the same or similar trades or businesses, or the securities of certain publicly traded partnerships.
If the Fund fails to qualify as a regulated investment company under Subchapter M in any fiscal year, it will be treated as a corporation for federal income tax purposes. As such, the Fund would be required to pay income taxes on its net investment income and net realized capital gains, if any, at the rates generally applicable to corporations. Shareholders of the Fund generally would not be liable for income tax on the Fund’s net investment income or net realized capital gains in their individual capacities. Distributions to shareholders, whether from the Fund’s net investment income or net realized capital gains, would be treated as taxable dividends to the extent of current or accumulated earnings and profits of the Fund.

59

The Fund is subject to a 4% nondeductible excise tax on certain undistributed amounts of ordinary income and capital gain under a prescribed formula contained in Section 4982 of the Code. The formula requires payment to shareholders during a calendar year of distributions representing at least 98% of the Fund’s ordinary income for the calendar year and at least 98.2% of its capital gain net income (i.e., the excess of its capital gains over capital losses) realized during the one-year
period ending October 31 during such year plus 100% of any income that was neither distributed nor taxed to the Fund during the preceding calendar year. Under ordinary circumstances, the Fund expects to time its distributions so as to avoid liability for this tax.
The following discussion of tax consequences is for the general information of shareholders that are subject to tax. Shareholders that are IRAs or other qualified retirement plans are exempt from income taxation under the Code.
Distributions of taxable net investment income and the excess of net short-term capital gain over net long-term capital loss are taxable to shareholders as ordinary income.
Distributions of net capital gain (“capital gain dividends”) generally are taxable to shareholders as long-term capital gain, regardless of the length of time the shares of the Fund have been held by such shareholders.
A redemption of Fund shares by a shareholder will generally result in the recognition of taxable gain or loss in an amount equal to the difference between the amount realized and the shareholder’s tax basis in his or her Fund shares. Such gain or loss is treated as a capital gain or loss if the shares are held as capital assets. However, any loss realized upon the redemption of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of any amounts treated as capital gain dividends during such six-month
period. All or a portion of any loss realized upon the redemption of shares may be disallowed to the extent shares are purchased (including shares acquired by means of reinvested dividends) within 30 days before or after such redemption.
Distributions of taxable net investment income and net capital gain will be taxable as described above, whether received in additional cash or shares. Shareholders electing to receive distributions in the form of additional shares will have a cost basis for federal income tax purposes in each share so received equal to the net asset value of a share on the reinvestment date.
All distributions of taxable net investment income and net capital gain, whether received in shares or in cash, must be reported by each taxable shareholder on his or her federal income tax return. Dividends or distributions declared in October, November or December as of a record date in such a month, if any, will be deemed to have been received by shareholders on December 31, if paid during January of the following year. Redemptions of shares may result in tax consequences (gain or loss) to the shareholder and are also subject to these reporting requirements.
Upon the sale, exchange or other disposition of our shares (except pursuant to a repurchase by the Fund, as described below), a shareholder will generally realize a capital gain or loss in an amount equal to the difference between the amount realized and the shareholder’s adjusted tax basis in such shares. Such gain or loss will be long-term or short-term depending upon the shareholder’s holding period for the shares. Generally, a shareholder’s gain or loss will be a long-term gain or loss if the shares have been held for more than one year. For non-corporate taxpayers, long-term capital gains are currently eligible for reduced rates of taxation.
Shareholders who tender all shares of the Fund held, or considered to be held, by them will be treated as having sold their shares and generally will realize a capital gain or loss. If a shareholder tenders fewer than all of its shares or fewer than all shares tendered are repurchased, such shareholder may be treated as having received a taxable dividend upon the tender of its shares. In such a case, there is a risk that non-tendering shareholders, and shareholders who tender some but not all of their shares or fewer than all of whose shares are repurchased, in each case whose percentage interests in the Fund increase as a result of such tender, will be treated as having received, in whole or in part, a taxable dividend, a tax-free dividend, or capital gain, depending on (i)whether the Fund has sufficient earnings and profits to support a dividend and (ii)the shareholder’s tax basis in the relevant Fund shares repurchased.

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Under the Code, the Fund will be required to report to the IRS all distributions of taxable income and capital gains as well as gross proceeds from the redemption or exchange of Fund shares, except in the case of certain exempt shareholders. Under the backup withholding provisions of Section 3406 of the Code, distributions of taxable net investment income and net capital gain and proceeds from the redemption or exchange of the shares of a regulated investment company may be subject to withholding of federal income tax in the case of non-exempt
shareholders who fail to furnish the investment company with their taxpayer identification numbers and with required certifications regarding their status under the federal income tax law, or if the Fund is notified by the IRS or a broker that withholding is required due to an incorrect TIN or a previous failure to report taxable interest or dividends. If the withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in additional shares, will be reduced by the amounts required to be withheld.
Taxation of Foreign Shareholders
Because of the fact-specific impact of the applicable U.S. tax rules and their interaction with tax treaties, a shareholder who, as to the United States, is a nonresident alien individual, a foreign trust or estate, or a foreign corporation (“foreign shareholder”,) as defined in the Code is urged to consult their own tax advisor regarding the U.S. federal tax consequences of the holding, sale, exchange or other disposition of the Fund’s shares. The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein.
Generally, a foreign shareholder will be subject to U.S. federal income tax on distributions received from the Fund or upon dispositions of shares if income from the Fund is “effectively connected” with a U.S. trade or business carried on by the foreign shareholder.
Income Not Effectively Connected
. If the income from the Fund is not “effectively connected” with a U.S. trade or business carried on by the foreign shareholder, distributions of investment company taxable income may be subject to a U.S. tax of 30% (or lower treaty rate, except in the case of any “excess inclusion income” allocated to the foreign shareholder), which tax generally is withheld from such distributions by the Fund. All foreign shareholders should consult their tax advisors to determine the appropriate tax forms to provide to claim a reduced rate or exemption from U.S. federal withholding taxes, and the proper completion of those forms.
Capital gain dividends and any amounts retained by the Fund that are properly reported by the Fund as undistributed capital gains will not be subject to U.S. tax at the rate of 30% (or applicable lower treaty rate) unless the foreign shareholder is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements.
Notwithstanding the foregoing, properly reported dividends generally are exempt from U.S. withholding tax where they (i) are paid in respect of the Fund’s “qualified net interest income” (generally, the Fund’s U.S. source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the Fund is at least a 10% equity holder, reduced by expenses that are allocable to such income) or (ii) are paid in respect of the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gain over the Fund’s long-term capital loss for such taxable year). However, depending on its circumstances, the Fund may report all, some or none of its potentially eligible dividends as qualified net interest income or as qualified short-term capital gains, and/or treat such dividends, in whole or in part, as ineligible for this exemption from withholding. In order to qualify for this exemption from withholding, a foreign shareholder will need to comply with applicable certification requirements relating to its
non-U.S.
status (including, in general, furnishing the correct IRS Form
W-8).
In the case of Fund shares held through an intermediary, the intermediary may withhold even if the Fund designates the payment as qualified net interest income or qualified short-term capital gain. If a repurchase of a shareholder’s shares by the Fund does not qualify for sale or exchange treatment, the shareholder may, in connection with such repurchase, be treated as having received, in whole or in part, a taxable dividend, a tax-free
dividend, or capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the shareholder’s tax basis in the relevant

61

Fund shares repurchased. If the repurchase qualifies as a sale or exchange, the shareholder generally will realize capital gain or loss equal to the difference between the amount received in exchange for the repurchased shares and the adjusted tax basis of those shares.
Notwithstanding the foregoing, to the extent the Fund makes a distribution to a foreign shareholder that is attributable to gain from the sale or exchange of a “United States real property interest” within the meaning of Section 897 of the Code, if at any time during the shorter of the period during which the foreign shareholder hold such Fund shares and the five-year period ending on the date of the distribution the Fund qualifies as a United States real property holding corporation, such distribution by the Fund will cause foreign shareholders to be treated as recognizing gain that is “effectively connected” with a U.S. trade or business, as discussed below.
Any capital gain that a foreign shareholder realizes upon a repurchase of Fund shares or otherwise upon a sale or exchange of Fund shares will ordinarily not be subject to U.S. federal income unless (i) in the case of a foreign shareholder that is a nonresident alien individual, the gain is U.S. source income and such shareholder is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements, or (ii) at any time during the shorter of the period during which the foreign shareholder held such Fund shares and the five-year period ending on the date of the disposition of those shares, the Fund was a “United States real property holding corporation” (as such term is defined in the Code) and the Fund does not qualify as “domestically controlled” for purposes of Section 897 of the Code.
Income Effectively Connected
. If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a foreign shareholder, then distributions of investment company taxable income and capital gain dividends, any amounts retained by the Fund that are reported by the Fund as undistributed capital gains, and any gains realized upon the sale or exchange of Fund shares will be subject to U.S. income tax at the rates applicable to U.S. citizens, residents and domestic corporations, and such taxable amounts may subject a foreign shareholder to U.S. tax filing obligations. Foreign corporate shareholders may also be subject to the branch profits tax imposed by the Code.
In the case of a foreign shareholder, the Fund may be required to withhold U.S. federal income tax from distributions and repurchase proceeds that are otherwise exempt from withholding tax (or taxable at a reduced treaty rate), unless the foreign shareholder certifies his foreign status under penalties of perjury or otherwise establishes an exemption.
FATCA
. Payments to a shareholder that is either a foreign financial institution (“FFI”) or a non-financial
foreign entity (“NFFE”) within the meaning of the Foreign Account Tax Compliance Act (“FATCA”) may be subject to a generally nonrefundable 30% withholding tax on dividends paid by the Fund. FATCA withholding tax generally can be avoided: (a) by an FFI, subject to any applicable intergovernmental agreement or other exemption, if it enters into a valid agreement with the IRS to, among other requirements, report required information about certain direct and indirect ownership of foreign financial accounts held by U.S. persons with the FFI and (b) by an NFFE, if it: (i) certifies that it has no substantial U.S. persons as owners or (ii) if it does have such owners, reports information relating to them. The Fund may disclose the information that it receives from its shareholders to the IRS,
non-U.S.
taxing authorities or other parties as necessary to comply with FATCA. Withholding also may be required if a foreign entity that is a shareholder of the Fund fails to provide the Fund with appropriate certifications or other documentation concerning its status under FATCA.
Original Issue Discount and
Pay-In-Kind
Securities
Current federal tax law requires the holder of a U.S. Treasury or other fixed-income zero coupon security to accrue as income each year a portion of the discount at which the security was purchased, even though the holder receives no interest payment in cash on the security during the year. In addition, pay-in-kind
securities will give rise to income which is required to be distributed and is taxable even though the Fund holding the security receives no interest payment in cash on the security during the year.

62

Some of the debt securities (with a fixed maturity date of more than one year from the date of issuance) that may be acquired by the Fund may be treated as debt securities that are issued originally at a discount. Generally, the amount of the original issue discount (“OID”) is treated as interest income and is included in income over the term of the debt security, even though payment of that amount is not received until a later time, usually when the debt security matures. A portion of the OID includable in income with respect to certain high-yield corporate debt securities (including certain pay-in-kind
securities) may be treated as a dividend for U.S. federal income tax purposes.
Some of the debt securities (with a fixed maturity date of more than one year from the date of issuance) that may be acquired by the Fund in the secondary market may be treated as having market discount. Generally, any gain recognized on the disposition of, and any partial payment of principal on, a debt security having market discount is treated as ordinary income to the extent the gain, or principal payment, does not exceed the “accrued market discount” on such debt security. Market discount generally accrues in equal daily installments. The Fund may make one or more of the elections applicable to debt securities having market discount, which could affect the character and timing of recognition of income.
Some debt securities (with a fixed maturity date of one year or less from the date of issuance) that may be acquired by the Fund may be treated as having acquisition discount, or OID in the case of certain types of debt securities. Generally, the Fund will be required to include the acquisition discount, or OID, in income over the term of the debt security, even though payment of that amount is not received until a later time, usually when the debt security matures. The Fund may make one or more of the elections applicable to debt securities having acquisition discount, or OID, which could affect the character and timing of recognition of income.
A fund that holds the foregoing kinds of securities may be required to pay out as an income distribution each year an amount, which is greater than the total amount of cash interest the Fund actually received. Such distributions may be made from the cash assets of the Fund or by liquidation of portfolio securities, if necessary (including when it is not advantageous to do so). The Fund may realize gains or losses from such liquidations. In the event the Fund realizes net capital gains from such transactions, its shareholders may receive a larger capital gain distribution, if any, than they would in the absence of such transactions.
Shareholders of the Fund may be subject to state and local taxes on distributions received from the Fund and on redemptions of the Fund’s shares.
A brief explanation of the form and character of the distribution accompany each distribution. In January of each year the Fund issues to each shareholder a statement of the federal income tax status of all distributions.
Shareholders should consult their tax advisors about the application of federal, state and local and foreign tax law in light of their particular situation.

63

OTHER INFORMATION
Each share represents a proportional interest in the assets of the Fund. Each share has one vote at shareholder meetings, with fractional shares voting proportionally, on matters submitted to the vote of shareholders. There are no cumulative voting rights. Shares do not have pre-emptive
or conversion or redemption provisions. In the event of a liquidation of the Fund, shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders after all expenses and debts have been paid.
Administrator and Accounting Agent
ALPS Fund Services, Inc. (“ALPS”), located at 1290 Broadway, Suite 1000, Denver, CO 80203, serves as the Fund’s administrator and fund accountant pursuant to a fund services agreement between ALPS and the Fund. For its services as administrator and accounting agent, the Fund pays ALPS the greater of a minimum fee or fees based on the annual net assets of the Fund (with such minimum fees subject to an annual cost of living adjustment) plus out of pocket expenses.
During the fiscal years ended September 30, 2023, September 30, 2024, and September 30, 2025, the Fund paid $1,687,969, $1,436,992, and $1,254,204 in administration and fund accounting fees to ALPS, respectively.
Distributor
ALPS Distributors, Inc., located at 1290 Broadway, Suite 1000, Denver, CO 80203, is serving as the Fund’s principal underwriter and acts as the distributor (the “Distributor”) of the Fund’s shares on a best efforts basis, subject to various conditions.
Transfer Agent
SS&C Global Investor & Distribution Solutions, Inc. (“SS&C”), located at 1055 Broadway Boulevard, Kansas City, MO 64105, serves as transfer agent pursuant to a transfer agency agreement between SS&C and the Fund.
Legal Counsel
Simpson Thacher & Bartlett LLP, 900 G Street, N.W., Washington, D.C., 20001, acts as legal counsel to the Fund.
Custodian
UMB Bank, n.a. (the “Custodian”) serves as the primary custodian of the Fund’s assets, and may maintain custody of the Fund’s assets with domestic and foreign sub-custodians
(which may be banks, trust companies, securities depositories and clearing agencies) approved by the Trustees. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian is located at 1010 Grand Blvd, Kansas City, MO 64106.

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INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Cohen & Company, Ltd. is the independent registered public accounting firm for the Fund and will audit the Fund’s financial statements. Cohen & Company, Ltd. is located at 1835 Market Street, Suite 310, Philadelphia, PA 19103.

65

FINANCIAL STATEMENTS
The financial statements for the Fund’s fiscal year ended September 30, 2025 and the independent registered public accounting firm’s report contained in the Fund’s annual report dated September 30, 2025 are incorporated by reference to this SAI. The Fund’s annual report and semi-annual report are available upon request, without charge, by calling the Fund toll free at
1-888-926-2688.

66

APPENDIX A
APOLLO REAL ESTATE FUND ADVISER, LLC
PROXY VOTING POLICIES AND PROCEDURES

1.	Policy Statement
Apollo Asset Management, Inc. (together with its subsidiaries, the “Firm”) is required under Rule
206(4)-6
of the Investment Advisers Act of 1940 (the “Proxy Rule”) to adopt and implement policies and procedures that are reasonably designed to ensure that an investment adviser votes client proxy statements in the best interests of its clients. Investment advisers must disclose to their clients on Form ADV Part 2A how clients can obtain information on how proxies were voted. Investment advisers may also provide clients with a description of the adviser’s proxy voting policies and procedures and upon request, furnish clients with a copy of those policies and procedures.

2.	Applicability
This Policy applies to all employees and certain consultants/contingent workers of the Firm as specified by Compliance (“Covered Persons”).

3.	Definitions
Best Interest of the Client
. The Firm believes that this means the clients’ best economic interests over the long-term – that is, the common interest that all clients share in seeing the value of a common investment increase over time, including consideration of environmental, social and governance (“ESG”) issues as appropriate. Under its investment philosophy, the Firm’s affiliated registered investment advisers generally advise clients to invest in a company only if the Firm believes that the company’s management seeks to serve shareholders’ best interests. As a result, the Firm believes that management decisions and recommendations with respect to solicited issues generally are likely to be in the shareholders’ and its client’s best interests.
Material Conflicts of Interest
. Such conflicts are typically based on the specific facts and circumstances associated with the issues that are the subject of the proxy and the Firm’s and its employees’ business dealings with a particular proxy issuer or closely affiliated entity. A material conflict of interest may exist where, for example: (i) the company soliciting the proxy, or a person known to be an affiliate of such company, is known to be a client of or an investor in a fund managed by the Firm; (ii) the company soliciting the proxy, or a person known to be an affiliate of such company, to the knowledge of the individuals charged with voting the proxy, is being actively solicited to be a client of the Firm or investor in a fund managed by the Firm; (iii) a client or investor, or an interest group supported by a client or investor, actively supports a proxy proposal; or (iv) the Firm or an employee has personal or other business relationships with participants in proxy contests, corporate directors or candidates for corporate directorships, or in any other matter coming before shareholders.

4.	Receipt and Reconciliation of Proxies
All proxy materials received by the Firm must be forwarded to the Fund Controller for Private Equity funds or the Operations group for capital market funds (collectively, “Proxy Recipients”) who will record on a log the name of the portfolio company to which the proxy materials relate, the date the materials were received and the date by which the proxy needs to be voted.
The proxy recipients will compare the number of shares represented by the proxy materials to the number of shares owned by the Firm’s clients. If the number of shares reflected in the proxy materials does not match the number of shares owned by the funds, the proxy recipients will resolve any difference and ensure that all eligible shares can be voted.

A-1

Upon completion of the reconciliation process, the proxy recipient will forward the proxy materials to Compliance as well as the Portfolio Manager (“PM”) and will maintain a record setting forth the date the proxy materials were forwarded.

5.	Proxy Voting Process
Compliance will determine whether a material conflict of interest exists between the Firm and the interests of its clients or between the Firm and its clients and portfolio company shareholders when a Firm representative sits on the board of a portfolio company that is the subject of a proxy.
If no material conflict of interest is identified, Compliance will provide clearance to the proxy recipient who will coordinate with the PM or Deal Team responsible for the portfolio company issuing the proxy. The PM or Deal Team will instruct the proxy recipient how to vote the proxy, and the proxy recipient will retain such direction. The PM or Deal Team will instruct that all proxies be voted in the best interests of the Firm’s clients pursuant to the goals of the client’s investment strategy, including the consideration of relevant non-economic
(i.e., ESG) factors. This may result in a decision to abstain from voting when such decision is in the best interests of the Firm’s clients. When voting on ESG matters, to the extent a PM or Deal Team instruct a proxy recipient to vote “against” a shareholder proposal, the Firm will maintain documentation reflecting the determination that economic or other factors outweigh
ESG-specific
considerations.
In the event that a material conflict of interest is identified, Compliance will take such actions as is deemed necessary to determine how to vote the proxy in the best interests of the Firm’s clients. Depending upon the specific facts and circumstances associated with a given proxy, such actions may include consulting with: (i) Legal, (ii) outside counsel, (iii) a proxy consultant, or (iv) PMs or Deal Team members. After such consultation, Compliance, together with the PM or a Deal Team member, will instruct the proxy recipient how to vote the proxy, and the proxy recipient will retain such direction.
Compliance will make and maintain a record describing the steps taken to address a potential material conflict of interest, and the proxy recipient will maintain records disclosing the date all proxies were voted and how they were voted.
Form
N-PX
Rule
14Ad-1
under the Securities Exchange Act of 1934 (the “Exchange Act”) requires all managers subject to reporting requirements under Section 13(f) of the Exchange Act report each say-on-pay
vote over which they exercised voting power on Form
N-PX.
Such managers are required to file a report on Form
N-PX
for each
12-month
period ending on June 30 of the calendar year following the manager’s initial filing on Form 2 13F no later than August 31.

6.	Requests for Voting Information
If a client requests information regarding how proxies were voted or a copy of the Firm’s proxy voting policy and procedures Compliance will provide the client with the requested information. Compliance will make and retain a copy of each request received from a client together with a copy of the response provided to the client.

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PART C. OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1. Financial Statements

Part A: None.

Part B: The financial statements of the Registrant are incorporated by reference to Registrant’s Annual Report for the period ended September 30, 2025 filed with the SEC on December 5, 2025.

2. Exhibits

a(1).	Amended and Restated Agreement and Declaration of Trust (Incorporated by reference to Form N-CEN filed on March 15, 2023)

a(2).	Certificate of Trust (Incorporated by reference to Form N-2 filed on January 28, 2014)

a(3).	Certificate of Amendment to Certificate of Trust (Incorporated by reference to Form N-CEN filed on March 15, 2023).

b.	By-Laws (Incorporated by reference to Pre-Effective Amendment No. 2 filed on June 19, 2014)

c.	Voting Trust Agreements: None.

d(1).	Instruments Defining Rights of Security Holders. See Article III, “Shares” and Article V “Shareholders’ Voting Powers and Meetings” of the Registrant’s Amended and Restated Agreement and Declaration of Trust. See also, Article 12, “Meetings” of shareholders of the Registrant’s By-Laws.

d(2).	Multiple Class Plan (Incorporated by reference to Post-Effective Amendment No. 7 filed on April 14, 2017)

e.	Dividend reinvestment plan (Incorporated by reference to Post-Effective Amendment No. 5 filed on April 7, 2023)

f.	Not applicable.

g(1).	Investment Advisory Agreement (Incorporated by reference to Post-Effective Amendment No. 3 filed on January 30, 2023)

g(2).	Sub-Advisory Agreement with Aon Investments USA Inc. (Incorporated by reference to Post-Effective Amendment No. 3 filed on January 30, 2023)

h(1).	Underwriting Agreement (Incorporated by reference to Post-Effective Amendment No. 1 filed on January 28, 2015)

h(2).	Shareholder Servicing Plan (Incorporated by reference to Post-Effective Amendment No. 4 filed on November 16, 2016)

h(3).	Form of Selling Agreement (Incorporated by reference to Post-Effective Amendment No. 3 filed on January 30, 2023)

h(4)(i).	Distribution Plan for Class L shares (Incorporated by reference to Post-Effective Amendment No. 7 filed on April 14, 2017)

(h)(4)(ii).	Distribution Plan for Class C shares (Incorporated by reference to Post-Effective Amendment No. 4 filed on July 31, 2015)

(h)(4)(iii).	Distribution Plan for Class M shares (Incorporated by reference to Post-Effective Amendment No. 4 filed on November 16, 2016)

h(5).	Distribution Agreement (Incorporated by reference to Post-Effective Amendment No. 9 filed on January 29, 2019)

h(5)(i).	Amendment to Distribution Agreement (Incorporated by reference to Post-Effective Amendment No. 1 filed on January 28, 2021)

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h(5)(ii).	Amendment 2 to Distribution Agreement (Incorporated by reference to Post-Effective Amendment No. 3 filed on January 30, 2023).

i.	Bonus, profit sharing, pension and similar arrangements for Fund Trustees and Officers: None.

j.	Amended and Restated Custody Agreement (Incorporated by reference to Post-Effective Amendment No. 3 filed on January 30, 2023)

k(1)(i).	Administration, Bookkeeping and Pricing Services Agreement (Incorporated by reference to Post-Effective Amendment No. 1 filed on January 28, 2015)

k(1)(ii).	Amendment 3 to Administration, Bookkeeping and Pricing Services Agreement (Incorporated by reference to Post-Effective Amendment No. 3 filed on January 30, 2023)

k(2).	Consulting Agreement (Incorporated by reference to Pre-Effective Amendment No. 2 filed on June 19, 2014)

k(3).	Expense Limitation Agreement (Incorporated by reference to Post-Effective Amendment No. 3 filed on January 30, 2023)

k(4).	Services Agreement (Incorporated by reference to Post-Effective Amendment No. 3 filed on January 30, 2023)

k(5).	Administration Agreement between the Fund and Adviser (Incorporated by reference to Post-Effective Amendment No. 7 filed on January 28, 2026)

l(1).	Opinion and Consent of Counsel (filed herewith)

m.	Non-resident Trustee Consent to Service of Process: Not applicable.

n.	Consent of Independent Registered Public Accounting Firm (filed herewith)

o.	Omitted Financial Statements: None.

p(1).	Initial Capital Agreement (Incorporated by reference to Pre-Effective Amendment No. 2 filed on June 19, 2014)

q.	Model Retirement Plan: None.

r(1).	Code of Ethics of the Fund (Incorporated by reference to Post-Effective Amendment No. 7 filed on January 28, 2026)

r(2).	Code of Ethics of the Adviser (Incorporated by reference to Post-Effective Amendment No. 7 filed on January 28, 2026)

r(3).	Code of Ethics of the Principal Underwriter/Distributor (Incorporated by reference to Pre-Effective Amendment No. 2 filed on June 19, 2014)

s.	Powers of Attorney (Incorporated by reference to Post-Effective Amendment No. 8 filed on February 9, 2026)

Item 26. Marketing Arrangements

Not Applicable.

Item 27. Other Expenses of Issuance and Distribution

Not applicable.

Item 28. Persons Controlled by or Under Common Control with Registrant

The Fund and the Adviser, Apollo Real Estate Fund Adviser, LLC, are affiliates of Apollo Global Management, Inc. and its consolidated subsidiaries.

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Item 29. Number of Holders of Securities as of May 15, 2026:

Title of Class	Number of Record
Holders
Shares of Beneficial Ownership for Class A	7,469
Shares of Beneficial Ownership for Class C	6,760
Shares of Beneficial Ownership for Class I	19,981
Shares of Beneficial Ownership for Class M	8,776
Shares of Beneficial Ownership for Class L	1,290

Item 30. Indemnification

Reference is made to Article VIII Section 2 of the Registrant’s Amended and Restated Declaration of Trust (the “Declaration of Trust”), included as Exhibit (a)(2) hereto, and to Section 7 of the Registrant’s Underwriting Agreement, included as Exhibit (h)(1) hereto. The Registrant hereby undertakes that it will apply the indemnification provisions of the Declaration of Trust and Underwriting Agreement in a manner consistent with Release 40-11330 of the Securities and Exchange Commission (the “SEC”) under the Investment Company Act of 1940, as amended (the “1940 Act”), so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect. The Registrant maintains insurance on behalf of any person who is or was an independent trustee, officer, employee or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “1933 Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which the investment adviser of the Registrant, and each member, director, executive officer or partner of any such investment adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, trustee, officer, employee, partner or director, is set forth in the Registrant’s prospectus in the section entitled “Management of the Fund.” Information as to the members and officers of the Adviser is included in its Form ADV as filed with the SEC (File No. 801-79399), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

ALPS Fund Services, Inc., the Fund’s administrator, maintains certain required accounting related and financial books and records of the Registrant at 1290 Broadway, Suite 1000, Denver, CO 80203. The other required books and records are maintained by the Adviser at 9 West 57th Street, 43rd Floor, New York, New York 10019.

Item 33. Management Services

Not Applicable.

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Item 34. Undertakings

1.

The Registrant undertakes to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value of the Fund declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value of the Fund increases to an amount greater than its net proceeds as stated in the prospectus.

2.

The Registrant undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (a) (i) to include any prospectus required by Section 10(a)(3) of the 1933 Act; (ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement. (b) For the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. (c) The Registrant undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering. (d) The Registrant undertakes that, for the purpose of determining liability under the 1933 Act, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use. (e) The Registrant undertakes that, for the purpose of determining liability under the 1933 Act, in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act; (ii) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

3.

For purposes of determining any liability under the 1933 Act, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act shall be deemed to be part of this registration statement as of the time it was declared effective. The Registrant undertakes that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

4.

The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, the Registrant’s statement of additional information.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 1st day of June, 2026.

APOLLO DIVERSIFIED REAL ESTATE FUND

By:	/s/ Stuart Rothstein
Name:	Stuart Rothstein
Title:	Chairman, President and Trustee

Pursuant to the requirements of the Securities Act, this amendment to the registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Kenneth Seifert Kenneth Seifert	Treasurer	June 1, 2026

/s/ Stuart Rothstein Stuart Rothstein	Chairman, President and Trustee	June 1, 2026

Ira Cohen*	Trustee	June 1, 2026

Nathan Headrick*	Trustee	June 1, 2026

Christine Gallagher*	Trustee	June 1, 2026

Michael Porter*	Trustee	June 1, 2026

*	/s/ Kristin Hester
Kristin Hester

Affixed by Kristin Hester Attorney-in-Fact - Pursuant to Powers of Attorney (incorporated herein by reference to Item 25, Exhibit (s)).

June 1, 2026

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Exhibit Index

l(1)	Opinion and Consent of Counsel
n	Consent of Independent Registered Public Accounting Firm